

17010244

OMB APPROVAL
OMB Number: 3235-0327
Expires: October 31, 2018
Estimated average burden hours per response: 0.10

UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

The State of Israel	0000052749
Exact name of registrant as specified in charter	Registrant CIK Number

Exhibit C-2 to Form 18-K for fiscal year ended December 31, 2016	002-94917
Electronic report, schedule or registration statement of which the documents are a part (give period of report)	SEC file number, if available

S-____
(Series identifier(s) and name(s), if applicable; add more lines as needed)

C-____
(Class (contract) identifier(s) and name(s), if applicable; add more lines as needed)

Fiscal year ended December 31, 2016
Report period (if applicable)

____
Name of Person Filing this exhibit (if other than the registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

______ Rule 201 (Temporary Hardship Exemption)

______ Rule 202 (Continuing Hardship Exemption)

__X__ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Jerusalem, Israel, on June 30, 2017.

STATE OF ISRAEL

By: /s/ Yali Rothenberg
Yali Rothenberg
Senior Deputy Accountant General
Ministry of Finance

By: /s/ Gil Cohen
Gil Cohen
Managing Director
Government Debt Management
Ministry of Finance

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

EXPLANATORY NOTE

The sole purpose of this submission on Form SE is to file with the Securities and Exchange Commission Exhibit C-2 to the State of Israel's Annual Report on Form 18-K for the year ended December 31, 2016 pursuant to Rule 306(c) of Regulation S-T under the Securities Act of 1933, as amended.

EXHIBIT INDEX

Exhibit

C-2. Copy of the State Budget for Fiscal Years 2017-2018 (in Hebrew).

תקציב המדינה
הצעה לשנות הכספים 2017 ו-2018

עיקרי התקציב
ותכנית התקציב הרב-שנתית

ירושלים - תשרי התשע"ז - אוקטובר 2016

אל הקורא,

חוברת זו מרכזת בצורה תמציתית את עיקריה של הצעת התקציב לשנות הכספים 2017 ו-2018. חומר נוסף, הקשור לפעולות הממשלה במסגרת התקציב לשנים 2017 ו-2018 ניתן למצוא בחוברות המפורטות של הצעת תקציב זו וכן באתר האינטרנט של משרד האוצר.

תוכן העניינים

תקציר 5

חלק א מסמכי התקציב

הצעת התקציב לשנת הכספים 2017 13
הצעת התקציב לשנת הכספים 2018 17
הצעת תקציב המפעלים העסקיים לשנת הכספים 2017 21
הצעת תקציב המפעלים העסקיים לשנת הכספים 2018 22
תחזית התקבולים והמלוות לשנות הכספים 2017 ו-2018 23
תחזית הטבות המס לשנות הכספים 2017 ו-2018 26
תכנית התקציב התלת-שנתית 2018–2020 29

חלק ב סקירה כללית

המדיניות הכלכלית ומדיניות התקציב לשנות הכספים 2017 ו-2018 32
הצעת התקציב לשנות הכספים 2017 ו-2018 97
תכנית התקציב התלת-שנתית לשנים 2018-2020 99
הגירעון ומימונו לשנות הכספים 2017-2018 114

חלק ג סקירת עיקרי ההוצאות והפעולות של משרדי הממשלה

הביטחון והסדר הציבורי

הביטחון והסדר הציבורי 119
משרד הביטחון 121
המשרד לביטחון הפנים 137

משרדי המטה

משרד ראש הממשלה 143
משרד האוצר 146
משרד המשפטים 147
משרד החוץ 149
משרד הפנים והרשויות המקומיות 150
רשות האוכלוסין ההגירה ומעברי הגבול 153
מימון מפלגות ותקציב הבחירות 154

השירותים החברתיים 156

המוסד לביטוח לאומי 163
משרד החינוך 168
ההשכלה הגבוהה 169
משרד הרווחה והשירותים החברתיים 172
משרד הבריאות 173

השירותים החברתיים
משרד העלייה והקליטה 177
הרשות לזכויות ניצולי השואה 178
משרד המדע הטכנולוגיה והחלל 180
משרד התרבות והספורט 181

ענפי המשק 183
משרד הכלכלה 194
משרד התיירות 202
משרד החקלאות ופיתוח הכפר 204
משרד התקשורת 209
המשרד להגנת הסביבה 213

תשתיות 216
משרד התשתיות הלאומיות, האנרגיה והמים 218
משרד התחבורה והבטיחות בדרכים 224
משרד הבינוי והשיכון 231
משק המים 234
רשות מקרקעי ישראל 238

החזרי חוב
תשלום החובות 241

הוצאות אחרות
תקציב הגמלאות והפיצויים 246

חלק ד הכנסות המדינה ממסים
תחזית ההתפתחויות המקרו-כלכליות והכנסות המדינה בשנות הכספים 2017 ו-2018 253
תחזית הטבות המס לשנת הכספים 2017 ו-2018 290

חלק ה נספחים
עקרונות חוק התקציב 314
מסמכי חוק התקציב 317
הצעת חוק התקציב לשנות הכספים 2017 ו-2018, התשע״ז-2016 319
מחירי התקציב 322
לוחות התקציב
סך תקני כוח האדם לשנת הכספים 2017 323
סך תקני כוח האדם לשנת הכספים 2018 325
תקציב ההוצאות ברוטו לשנות הכספים 2015-2018 327
תקציב ההוצאות נטו לשנות הכספים 2015-2018 331
תשלום חובות קרן לשנות הכספים 2015-2018 335
תשלום חובות ריבית (ברוטו) לשנות הכספים 2015-2018 336
תחזית התקבולים והמלוות לשנות הכספים 2015-2018 337

תקציר

חוק התקציב השנתי מוגש בהתאם להוראות ״חוק יסוד: משק המדינה״, שלפיהן ייקבע תקציב המדינה בחוק והוא יכלול את ההוצאות הצפויות והמתוכננות של הממשלה. בהתאם לתיקון שהתקבל לחוק, כהוראת שעה, הממשלה מגישה את תקציב המדינה לשנות הכספים 2017 ו-2018 במתכונת דו-שנתית.

לצד הצעת חוק התקציב השנתי לשנים 2017 ו-2018, מגישה הממשלה לאישור הכנסת את הצעת **חוק ההתייעלות הכלכלית** (תיקוני חקיקה להשגת יעדי התקציב לשנות התקציב 2017 ו-2018) הכוללת את שינויי המדיניות בתקציב המדינה הדורשים שינויי חקיקה, לרבות צעדי התאמה פיסקליים בהוצאה ובהכנסה וכן את הצעת **חוק התכנית הכלכלית** (תיקוני חקיקה ליישום המדיניות הכלכלית לשנות התקציב 2017 ו-2018) הכוללת את שינויי החקיקה הנדרשים ליישום הרפורמות המרכזיות של הממשלה לשנים 2017–2018.

הצעת התקציב ודברי ההסבר המפורטים הנלווים לה, כוללים שורת צעדים במטרה לאפשר את הגברת מעורבות הציבור בישראל בהליכי גיבוש ואישור תקציב המדינה: חלוקה של תחומי ההוצאה העיקריים של הממשלה לאשכולות, כך שהם ישקפו באופן ברור ואחיד יותר את התפלגות הוצאות הממשלה; ביאורים לגבי ניהול הסיכונים הקיים בתקציב המדינה; ניתוח מגדרי של הצעת התקציב; פירוט של עיקרי השינויים בהצעת התקציב ביחס לתקציב הקודם; וניתוח מפורט של ההנחות ושל ניהול הסיכונים הקשורים לבניית תחזיות הצמיחה, הכנסות המדינה וכן מסגרת תקציב המשרדים. לנוחיות הקוראים, באתר האינטרנט של משרד האוצר ניתן למצוא את מערכת ״פיסקלי דיגיטלי״ להנגשת התקציב לציבור.

חוברת עיקרי התקציב, המובאת בזאת בפני הכנסת ובפני הציבור, מרכזת את חומר הרקע המהווה בסיס לגיבושו של התקציב, מציגה בפני הקורא תמצית של הניתוחים והנתונים הרלוונטיים לתקציב המדינה לשנות הכספים 2017–2018. מידע נוסף ניתן למצוא בחוברות דברי ההסבר המפורטות של הצעת תקציב זו.

להלן עיקרי החוברת:

חלק א – מסמכי התקציב

- **הצעת התקציב לשנות הכספים 2017 ו-2018:** פרק זה מציג את סכומי ההוצאה, ההוצאה המותנית בהכנסה, ההרשאה להתחייב ושיא כוח האדם שהממשלה תהיה רשאית להוציא בשנות הכספים 2017–2018 תוך חלוקה לסעיפי התקציב השונים.

  סך ההוצאה הממשלתית נטו לשנת הכספים 2017 עומדת על כ-446.8 מיליארד ש״ח וההוצאה לחישוב מגבלת ההוצאה עומדת על כ-359.7 מיליארד ש״ח. בשנת 2018 עומדת סך ההוצאה הממשלתית על כ-460.0 מיליארד ש״ח וההוצאה לחישוב מגבלת ההוצאה עומדת על כ-376.7 מיליארד ש״ח.

- **הצעת תקציב המפעלים העסקיים לשנות הכספים 2017 ו-2018:** פרק זה מציג את סכומי ההוצאה, ההוצאה המותנית בהכנסה, ההרשאה להתחייב ושיא כוח האדם שהממשלה תהיה רשאית להוציא בשנות הכספים 2017–2018 במסגרת תקציב המפעלים העסקיים.

סך תקציב המפעלים העסקיים לשנת הכספים 2017 עומד על כ-22.3 מיליארד ש״ח ובשנת 2018 על כ-22.3 מיליארד ש״ח.

- **תחזית התקבולים והמלוות לשנות הכספים 2017 ו-2018:** פרק זה מציג בפני הקורא את צפי הכנסות המדינה לשנות הכספים 2017–2018.

סך ההכנסות לחשבון הגירעון צפוי לעמוד בשנת הכספים 2017 על כ-322.7 מיליארד ש״ח ובשנת 2018 על כ-337.9 מיליארד ש״ח.

- **תחזית הטבות המס לשנות הכספים 2017 ו-2018:** פרק זה מציג פירוט של הטבות המס הקיימות בישראל. על פי התחזית הנוכחית, בשנת הכספים 2017 צפויות לעמוד הטבות המס על כ-61.9 מיליארד ש״ח ובשנת הכספים 2018 על כ-64.0 מיליארד ש״ח.

תכנית התקציב התלת-שנתית לשנות הכספים 2018–2020: פרק זה מציג פירוט לגבי התפתחות מחויבויות והכנסות הממשלה לשנים 2018–2020 וכן את צעדי ההתאמה שידרשו באותן שנים על מנת לעמוד במגבלות הפיסקליות הקבועות בחוק.

חלק ב – סקירה כללית

- **המדיניות הכלכלית ומדיניות התקציב לשנות הכספים 2017 ו-2018:** פרק זה מציג את הרקע הכלכלי להצעת תקציב המדינה לשנות הכספים 2017-2018. בתחילת הפרק מנותחים האתגרים וההזדמנויות העומדים בפני המשק בהם הטיפול בתחרות ויוקר מחייה, קידום שוויון הזדמנויות לכלל התושבים ושיפור פריון והגברת צמיחה. בהמשך מתוארים עיקרי ההתפתחויות המקרו כלכליות שעמדו ברקע להכנת התקציב וכן מתוארים בתמצית צעדי התכנית הכלכלית שמטרתם לתת מענה לאותם אתגרים ואיומים מרכזיים, על רקע ההתפתחויות בסביבה המקומית והעולמית.

  הפרק מציג גם את עיקרי המדיניות הפיסקלית תוך התייחסות להתפתחויות הפיסקאליות העיקריות בעשור האחרון, התפתחות רכיבי התקציב וההוצאה הציבורית בהשוואה רב שנתית ולפי תחומי הוצאה, תיאור הכללים הפיסקליים והשינויים הצפויים בהם וכן תיאור של תכנית ההתכנסות הצפויה להתבצע בתקציב, המכנסת את התקציב למגבלת ההוצאה הקבועה בחוק ולגירעון תקציבי בגובה 2.9 אחוזי תוצר, בכל אחת מהשנים.

- **הצעת התקציב לשנות הכספים 2017 ו-2018:** פרק זה מציג את מסגרת ההוצאה ברוטו (כולל ההוצאה המותנית בהכנסה) לשנות הכספים 2017–2018, אשר מסתכמת בכ-491.7 מיליארד ש״ח בשנת 2017 ובכ-502.0 מיליארד ש״ח בשנת 2018. בנוסף, הפרק מציג את עיקרי השינויים בתקציב המדינה לשנות הכספים 2017-2018 לעומת תקציב המדינה לשנת הכספים 2016.

- **תכנית התקציב הרב-שנתית לשנות הכספים 2018–2020:** פרק זה מציג את תחזית הוצאות הממשלה לשנים 2018–2020 תוך חלוקה למספר תחומי הוצאה עיקריים ופירוט ההנחות שבבסיס התחזית. בנוסף מוצגים בפרק זה היקף ההתאמות הנדרשות בשנים האמורות לצורך התכנסות למסגרות הפיסקליות הקבועות בחוק, זאת בהסתמך על ההערכות ועל הנתונים הידועים כיום. בשנת 2019 נדרשות התאמות בהיקף של 11.9 מיליארד ש״ח לצורך עמידה במסגרות הפיסקליות הקבועות בחוק (תקרת הגירעון ומגבלת ההוצאה התקציבית).

  שנת 2020 היא השנה הראשונה, מאז החל המעקב אחר התחייבות המדינה לשנים עתידיות, שבה בכפוף לאי קבלת החלטות חדשות ללא מקור תקציבי והתממשות התחזיות המקרו-כלכליות והנחות התקציב המפורטות בפרק, לא ידרשו צעדי התאמה לצורך התכנסות למגבלת ההוצאה. בהתאם, סך ההתאמות לצורך עמידה בתקרת הגירעון עומד על 12.4 מיליארד ש״ח.

- **הגירעון ומימונו לשנות הכספים 2017 ו-2018:** פרק זה מציג את הגירעון התקציבי לשנות הכספים 2017–2018, אשר צפוי לעמוד על 36.6 מיליארד ש״ח בשנת 2017 ו-38.5 מיליארד ש״ח בשנת 2018. הגירעון למימון בשנים

האמורות צפוי לעמוד על 33.7 מיליארד ש״ח בשנת 2017 ועל 35.9 מיליארד ש״ח בשנת 2018. בנוסף, הפרק מציג את אופן מימון הגירעון הצפוי.

חלק ג – סקירת עיקרי ההוצאות והפעולות של משרדי הממשלה

חלק זה מציג את עיקרי הפעולות וההוצאות של משרדי הממשלה לשנות הכספים 2017 ו-2018, והוא מחולק לתחומי ההוצאה האלה: הביטחון והסדר הציבורי, משרדי המטה, השירותים החברתיים, ענפי המשק, התשתיות, תשלום חובות והוצאות אחרות.

חלק ד – הכנסות המדינה ממסים

- **תחזית ההתפתחויות המקרו-כלכליות והכנסות המדינה ממסים ומהכנסות אחרות בשנים 2017 ו-2018:** חלק זה מפרט את המשתנים המקרו-כלכליים המהווים בסיס לתחזית הכנסות המדינה ממסים, כגון: תחזיות צמיחת התוצר, שוק העבודה והשינוי במחירים ובעקבותיהם את תחזית הכנסות המדינה ממסים וההכנסות האחרות. תחזית הצמיחה לשנת הכספים 2017 עומדת על 2.7 אחוזי תוצר ובשנת הכספים 2018 היא עומדת על 2.8 אחוזי תוצר.

  תחזית הכנסות המדינה ממסים לשנת הכספים 2017 עומדת על 294.5 מיליארד ש״ח ותחזית הכנסות אחרות עומדת על 28.2 מיליארד ש״ח. תחזית הכנסות המדינה ממסים לשנת הכספים 2018 עומדת על 307.2 מיליארד ש״ח ותחזית הכנסות אחרות עומדת על 30.6 מיליארד ש״ח.

- **תחזית הטבות המס לשנות הכספים 2017 ו-2018:** פרק זה מציג באופן מפורט את כלל הטבות המס הקיימות במערכת המס בישראל. סך עלות הטבות המס בשנות הכספים 2017 ו-2018 עומדת כאמור על כ-61.9 מיליארד ש״ח ובשנת הכספים 2018 על כ-64.0 מיליארד ש״ח.

חלק ה – נספחים

- **עקרונות חוק התקציב, מסמכי חוק התקציב, מחירי התקציב, חוק התקציב לשנת הכספים 2017 ו-2018:** פרקים אלו מפרטים את התשתית החוקית המשמשת לצורך בניית התקציב וכן את תחזיות המחירים אשר שימשו לצורך בניית התקציב במחירים שוטפים.
- **סך תקני כוח האדם לשנות הכספים 2017 ו-2018:** פרק זה מציג את סך תקני כוח האדם שהממשלה רשאית להעסיק בשנת הכספים 2017 תוך חלוקה לסעיפי התקציב השונים. בשנת הכספים 2017 תוכל הממשלה להעסיק 122,224 שיאי כוח אדם (כולל עבודה בלתי צמיתה) ובשנת הכספים 2018 הממשלה תוכל להעסיק 124,125 שיאי כוח אדם (כולל עבודה בלתי צמיתה).
- **תקציב ההוצאות ברוטו לשנות הכספים 2016–2018:** פרק זה מציג השוואה רב-שנתית של הוצאות ברוטו (הוצאה נטו בתוספת הוצאה מותנת בהכנסה) תוך חלוקה לסעיפי התקציב השונים.
- **תקציב ההוצאות נטו לשנות הכספים 2016–2018:** פרק זה מציג השוואה רב-שנתית של ההוצאות נטו תוך חלוקה לסעיפי התקציב השונים.

- **תשלום חובות קרן ותשלום חובות הריבית לשנות הכספים 2016–2018**: פרקים אלו מציגים השוואה רב-שנתית של הוצאות הממשלה המשמשות לתשלום חובות קרן ולתשלום חובות הריבית.
- **תחזית התקבולים והמלוות לשנות הכספים 2016–2018**: פרק זה מציג השוואה רב-שנתית של התקבולים והמלוות.

תקציב 2017 ו-2018

תקציב המדינה לשנת הכספים 2017
במליארדי ש״ח


נטו
הוצאה מותנית בהכנסה
השירותים החברתיים
153.2
11.0
הביטחון והסדר ציבורי
79.7
20.1
החזרי חוב
51.0
תשתיות
24.6
4.7
הוצאות אחרות
23.5
2.6
משרדי המטה
18.1
4.6
ענפי המשק
9.7
1.9
0
20
40
60
80
100
120
140
160
180

תקציב המדינה לשנת הכספים 2018
במליארדי ש״ח


נטו
הוצאה מותנית בהכנסה
השירותים החברתיים
160.0
11.1
הביטחון והסדר ציבורי
83.2
17.8
החזרי חוב
52.5
תשתיות
25.6
4.8
הוצאות אחרות
27.0
2.7
משרדי המטה
18.8
3.8
ענפי המשק
9.5
1.8
0
20
40
60
80
100
120
140
160
180

חלק א
מסמכי התקציב

הצעת התקציב לשנות הכספים 2017 ו-2018

הצעת תקציב המפעלים העסקיים לשנות הכספים 2017 ו-2018

תחזית התקבולים והמלוות לשנות הכספים 2017 ו-2018

תחזית הטבות המס לשנות הכספים 2017 ו-2018

הצעת התקציב לשנת הכספים 2017

באלפי ש"ח

	ריכוז התוספת הראשונה	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כוח האדם
	סך-הכול כללי	446,817,453	44,917,387	126,439,765	80,689.5
	=========	=========	========	========	========
	התקציב לחישוב מגבלת ההוצאה *	359,719,453			
	תשלום חובות למעט תשלום חובות לביטוח הלאומי	87,098,000			
חלק א :	תקציב רגיל	319,811,843	33,869,212	61,616,551	80,689.5
חלק ב :	תקציב הפיתוח וחשבון הון	127,005,610	11,048,175	64,823,214	
חלק א:	**תקציב רגיל**	**319,811,843**	**33,869,212**	**61,616,551**	**80,689.5**
	----------------	------------------	-----------------	-----------------	-----------
	משרדי המטה	**17,216,598**	**1,629,460**	**2,044,477**	**16,213**
	=========	========	=======	======	========
01	נשיא המדינה ולשכתו	51,872	1,300		61
02	הכנסת **	740,561	180		827
04	משרד ראש הממשלה	1,995,080	9,500	1,222,625	841
05	משרד האוצר	2,269,098	474,757		5,269.5
06	משרד הפנים	247,300	500	27,102	462
08	משרד המשפטים	3,358,101	1,005,794		5,686
09	משרד החוץ	1,643,358	77,471		969
10	המטה לביטחון לאומי	53,883			7
11	מבקר המדינה ***	360,081			591
14	בחירות ומימון מפלגות	150,983			16
18	הרשויות המקומיות	4,996,860		712,750	
22	המשרד לשירותי דת	659,133	12,786	82,000	339
68	רשות האוכלוסין, ההגירה ומעברי הגבולות	690,288	47,172		1,144.5

ריכוז התוספת הראשונה		הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כוח האדם
	הביטחון והסדר הציבורי	**79,202,610**	**20,086,580**	**39,156,000**	**40,526.5**
07	המשרד לביטחון הפנים	16,335,432	968,679	3,092,000	37,986
15	משרד הביטחון	52,033,176	18,494,000	35,864,000	2,194
16	הוצאות חירום אזרחיות	596,012		200,000	43.5
17	תיאום הפעולות בשטחים	104,807	345,901		241
31	הוצאות ביטחוניות שונות	7,561,355	278,000		62
35	הוועדה לאנרגיה אטומית	147,927			
46	חוק חיילים משוחררים	2,423,901			
	השירותים החברתיים	**151,351,064**	**9,469,333**	**3,888,009**	**16,828.5**
	=============	==========	=======	=========	=====
19	משרד המדע, הטכנולוגיה והחלל, משרד התרבות והספורט	1,496,897	84,431	264,500	150
20	משרד החינוך	52,786,862	2,387,698	2,147,000	2,381
21	ההשכלה הגבוהה	10,549,017			
23	משרד הרווחה	6,857,929	2,118,459	81,183	3,296.5
24	משרד הבריאות	33,129,624	4,875,745	375,326	10,500.5
25	הרשות לזכויות ניצולי השואה	4,150,118			97
27	המוסד לביטוח לאומי	40,510,936			
30	המשרד לקליטת העלייה	1,869,681	3,000	1,020,000	403.5
	תשתיות	**4,075,665**	**199,896**	**1,056,800**	**1,915**
	======	=========	======	=========	======
29	משרד הבינוי	270,361	9,000		548
34	משרד האנרגיה והמים	560,335	49,000	1,045,000	287
40	משרד התחבורה והבטיחות בדרכים	414,287	115,488	11,000	743.5
41	הרשות הממשלתית למים וביוב	111,449	1,288		116.5
42	מענקי בינוי ושיכון	2,621,150	4,320		
43	המרכז למיפוי ישראל	98,083	20,800	800	220

	ריכוז התוספת הראשונה	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כוח האדם
	ענפי המשק	**8,887,244**	**1,726,585**	**5,058,250**	**4,033.5**
26	המשרד להגנת הסביבה	373,553	877,842	320,000	592
33	משרד החקלאות ופיתוח הכפר	1,830,774	225,745	652,500	1,339
36	משרד הכלכלה	3,630,431	48,101	1,020,000	1,851
37	משרד התיירות	327,918	5,764	70,000	151.5
38	תמיכות בענפי המשק	2,654,242	548,898	2,995,750	
39	משרד התקשורת	70,326	20,235		100
	הוצאות אחרות	**20,663,662**	**757,358**	**10,413,015**	**1,173**
12	גמלאות ופיצויים	16,048,508	731,858		
13	הוצאות שונות	3,016,329			
47	רזרבה כללית	680,000		10,000,000	700
54	רשויות פיקוח	918,825	25,500	413,015	473
	החזרי חוב	**38,415,000**			
45	תשלום ריבית ועמלות	38,415,000			
חלק ב:	**תקציב הפיתוח וחשבון הון**	**127,005,610**	**11,048,175**	**64,823,214**	
	תקציב הפיתוח	27,329,610	11,048,175	64,823,214	
	משרדי המטה	**886,498**	**2,963,574**	**9,773,500**	
51	דיור ממשלתי	806,438	2,963,574	9,773,500	
53	משפטים ובתי משפט	80,060			

	ריכוז התוספת הראשונה	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כוח האדם
	הביטחון והסדר הציבורי	**492,895**	**60,866**	**868,000**	
	============	======	======	=======	
52	המשטרה ובתי הסוהר	492,895	60,866	868,000	
	השירותים החברתיים	**1,832,107**	**1,491,311**	**4,122,298**	
	============	=======	======	=======	
60	חינוך	719,224	1,260,000	2,704,837	
67	בריאות	1,112,883	231,311	1,417,461	
	תשתיות	**20,521,140**	**4,531,700**	**47,092,588**	
	======	=======	======	========	
70	שיכון	1,905,823	3,604,700	6,226,284	
73	מפעלי מים	976,682	102,000	1,106,625	
79	פיתוח התחבורה	17,638,635	825,000	39,759,679	
	ענפי משק	**793,533**	**160,000**	**879,550**	
	=============	=======	======	=======	
76	התעשיה	163,913	60,000	260,500	
78	פיתוח התיירות	629,620	100,000	619,050	
	הוצאות אחרות	**2,803,437**	**1,840,724**	**2,087,278**	
	=============	=======	======	=======	
83	הוצאות פיתוח אחרות	2,803,437	1,840,724	2,087,278	
	החזר חובות	**99,676,000**			
	=============	=======	======	=======	
84	תשלום חובות	99,676,000			
	מזה: תשלום חובות לביטוח הלאומי	12,578,000			

* התקציב נטו (446,817,453) בניכוי תשלום חובות (99,676,000) למעט תשלום חובות לביטוח הלאומי (12,578,000).

** הצעת התקציב השנתי של הכנסת מוגשת לאישור ועדת הכנסת על ידי יו"ר הכנסת, ומהווה חלק מחוק התקציב.

*** תקציב משרד מבקר המדינה נקבע בידי ועדת הכספים של הכנסת ומהווה חלק מחוק התקציב. פירוט של תקציב זה מתפרסם בנפרד לפי חוק יסוד: מבקר המדינה.

הצעת התקציב לשנת הכספים 2018

באלפי ש״ח

	ריכוז התוספת השלישית	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כוח האדם
	סך-הכול כללי	460,012,622	41,959,581	114,565,738	81,297.5
	התקציב לחישוב מגבלת ההוצאה *	376,720,622			
	תשלום חובות למעט תשלום חובות למוסד לביטוח לאומי	83,292,000			
חלק א:	תקציב רגיל	337,107,560	31,558,557	58,867,801	81,297.5
חלק ב:	תקציב הפיתוח וחשבון הון	122,905,062	10,401,024	55,697,937	
חלק א:	**תקציב רגיל**	**337,107,560**	**31,558,557**	**58,867,801**	**81,297.5**
	משרדי המטה	**18,046,208**	**1,502,994**	**1,875,227**	**16,529.5**
01	נשיא המדינה ולשכתו	51,564	1,300		59
02	הכנסת **	758,143	180		827
04	משרד ראש הממשלה	2,021,980	9,800	1,088,125	826
05	משרד האוצר	2,568,883	304,997		5,483
06	משרד הפנים	607,925	500	27,102	462
08	משרד המשפטים	3,500,512	1,046,788		5,855
09	משרד החוץ	1,623,321	77,471		944
10	המטה לביטחון לאומי	53,708			7
11	מבקר המדינה ***	368,613			591
14	בחירות ומימון מפלגות	151,102			16
18	הרשויות המקומיות	4,985,532		682,000	
22	המשרד לשירותי דת	638,993	12,786	78,000	344
68	רשות האוכלוסין, ההגירה ומעברי הגבולות	715,932	49,172		1,115.5
	הביטחון והסדר הציבורי	**82,795,360**	**17,736,022**	**37,790,000**	**40,661.5**
07	המשרד לביטחון הפנים	17,205,834	828,721	3,422,000	38,114
15	משרד הביטחון	53,858,714	16,461,000	34,368,000	2,203

	ריכוז התוספת השלישית	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כוח האדם
16	הוצאות חירום אזרחיות	465,436			42.5
17	תיאום הפעולות בשטחים	104,495	154,301		240
31	הוצאות ביטחוניות שונות	8,380,448	292,000		62
35	הוועדה לאנרגיה אטומית	147,927			
46	חוק חיילים משוחררים	2,632,506			
	השירותים החברתיים	**158,769,201**	**9,668,551**	**3,927,004**	**17,062.5**
	=============	=========	========	========	========
19	משרד המדע, הטכנולוגיה והחלל, משרד התרבות והספורט	1,567,933	84,431	269,500	147
20	משרד החינוך	55,143,570	2,387,698	2,147,000	2,376
21	ההשכלה הגבוהה	10,764,039			
23	משרד הרווחה	7,362,655	2,194,374	81,183	3,378.5
24	משרד הבריאות	35,454,434	4,999,048	409,321	10,659.5
25	הרשות לזכויות ניצולי השואה	4,084,082			95
27	המוסד לביטוח לאומי	42,477,639			
30	המשרד לקליטת העלייה	1,914,849	3,000	1,020,000	406.5
	תשתיות	**4,319,194**	**199,996**	**256,800**	**1,875.5**
29	משרד הבינוי	269,734	9,000		529
34	משרד האנרגיה והמים	676,254	49,000	245,000	290.5
40	משרד התחבורה והבטיחות בדרכים	442,333	115,588	11,000	725.5
41	הרשות הממשלתית למים וביוב	112,371	1,288		115.5
42	מענקי בינוי ושיכון	2,720,705	4,320		
43	המרכז למיפוי ישראל	97,797	20,800	800	215
	ענפי המשק	**8,785,368**	**1,646,918**	**4,632,755**	**3,985.5**
	=============	========	=======	=======	=======
26	המשרד להגנת הסביבה	346,480	798,175	320,000	585
33	משרד החקלאות ופיתוח הכפר	1,827,456	225,745	647,000	1,306
36	משרד הכלכלה	3,792,215	48,101	665,000	1,840

	ריכוז התוספת השלישית	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כוח האדם
37	משרד התיירות	306,388	5,764	70,000	153.5
38	תמיכות בענפי המשק	2,442,740	548,898	2,930,755	
39	משרד התקשורת	70,089	20,235		101
	הוצאות אחרות	**24,617,229**	**804,076**	**10,386,015**	**1,183**
	===========	=========	========	========	========
12	גמלאות ופיצויים	16,666,808	778,576		
13	הוצאות שונות	2,850,177			
47	רזרבה כללית	4,180,000		10,000,000	700
54	רשויות פיקוח	920,244	25,500	386,015	483
	החזרי חוב	**39,775,000**			
	========	========			
45	תשלום ריבית ועמלות	39,775,000			
חלק ב:	**תקציב הפיתוח וחשבון הון**	**122,905,062**	**10,401,024**	**55,697,937**	
	תקציב הפיתוח	26,882,062	10,401,024	55,697,937	
	----------------	---------------	---------------	---------------	
	משרדי המטה	**751,716**	**2,294,693**	**11,301,153**	
	=========	=======	======	=======	
51	דיור ממשלתי	671,656	2,294,693	11,301,153	
53	משפטים ובתי משפט	80,060			
	הביטחון והסדר הציבורי	**453,094**	**60,866**	**868,000**	
	============	======	======	=======	
52	המשטרה ובתי הסוהר	453,094	60,866	868,000	
	השירותים החברתיים	**1,236,902**	**1,423,041**	**3,668,577**	
	=============	=======	======	=======	
60	חינוך	571,480	1,300,000	2,738,577	
67	בריאות	665,422	123,041	930,000	

	ריכוז התוספת השלישית	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כוח האדם
	תשתיות	**21,263,416**	**4,591,700**	**37,710,379**	
	======	=======	======	========	
70	שיכון	2,145,688	3,624,700	5,176,684	
73	מפעלי מים	1,015,215	102,000	1,077,375	
79	פיתוח התחבורה	18,102,513	865,000	31,456,320	
	ענפי משק	**753,239**	**160,000**	**747,550**	
	==============	=======	======	=======	
76	התעשייה	178,419	60,000	255,500	
78	פיתוח התיירות	574,820	100,000	492,050	
	הוצאות אחרות	**2,423,695**	**1,870,724**	**1,402,278**	
	==============	=======	======	=======	
83	הוצאות פיתוח אחרות	2,423,695	1,870,724	1,402,278	
	החזר חובות	**96,023,000**			
	==============	=======	======	=======	
84	תשלום חובות	96,023,000			
	מזה: תשלום חובות למוסד לביטוח לאומי	12,731,000			

* התקציב נטו (460,012,622) בניכוי תשלום חובות (96,023,000) למעט תשלום חובות לביטוח הלאומי (12,731,000).

** הצעת התקציב השנתי של הכנסת מוגשת לאישור ועדת הכנסת על ידי יו״ר הכנסת, ומהווה חלק מחוק התקציב.

*** תקציב משרד מבקר המדינה נקבע בידי ועדת הכספים של הכנסת ומהווה חלק מחוק התקציב.
פירוט של תקציב זה מתפרסם בנפרד לפי חוק יסוד: מבקר המדינה.

הצעת תקציב המפעלים העסקיים לשנת הכספים 2017

באלפי ש"ח

	ריכוז התוספת השנייה	הכנסה / הוצאה	הרשאה להתחייב	שיא כוח האדם
	סך-הכול הכנסות	**22,333,294**		
89	מפעלי משרד רוה"מ והאוצר*	319,982		
91	פיתוח לאומי	1,000,000		
94	בתי חולים ממשלתיים	10,165,905		
95	נמל חדרה	41,994		
98	רשות מקרקעי ישראל	10,805,413		
	סך-הכול הוצאות	**22,333,294**	**3,805,000**	**26,838**
89	מפעלי משרד רוה"מ והאוצר*	319,982		98
91	פיתוח לאומי	1,000,000		
94	בתי חולים ממשלתיים	10,165,905		26,073
95	נמל חדרה	41,994		5
98	רשות מקרקעי ישראל	10,805,413	3,805,000	662

* לשכת הפרסום הממשלתית והמדפיס הממשלתי

הצעת תקציב המפעלים העסקיים לשנת הכספים 2018

באלפי ש״ח

	ריכוז התוספת הרביעית	הכנסה / הוצאה	הרשאה להתחייב	שיא כוח האדם
	סך-הכול הכנסות	**22,273,038**		
89	מפעלי משרד רוה״מ והאוצר*	321,836		
91	פיתוח לאומי	1,000,000		
94	בתי חולים ממשלתיים	10,326,132		
95	נמל חדרה	41,994		
98	רשות מקרקעי ישראל	10,583,076		
	סך-הכול הוצאות	**22,273,038**	**4,162,000**	**28,249**
89	מפעלי משרד רוה״מ והאוצר*	321,836		97
91	פיתוח לאומי	1,000,000		
94	בתי חולים ממשלתיים	10,326,132		27,481
95	נמל חדרה	41,994		5
98	רשות מקרקעי ישראל	10,583,076	4,162,000	666

* לשכת הפרסום הממשלתית והמדפיס הממשלתי

תחזית התקבולים והמלוות לשנות הכספים 2017 ו-2018
(באלפי ש״ח)

		הצעת התקציב לשנת 2017	הצעת התקציב לשנת 2018
	סך-הכול כללי	446,817,453	460,012,622
	==========	========	========
	הכנסות לחשבון הגירעון	**322,710,000**	**337,850,000**
	הכנסות ממסים	294,530,000	307,230,000
	הכנסות אחרות	28,180,000	30,620,000
	הכנסות למימון	**124,107,453**	**122,162,622**
	==========	========	========
	חלק א : תקבולים שוטפים	320,241,843	337,537,560
	חלק ב : תקבולים ממלוות וחשבון הון	126,575,610	122,475,062
	חלק א: תקבולים שוטפים	**320,241,843**	**337,537,560**
	מסים ותשלומי חובה	296,000,000	308,700,000
	-----------------------------	---------------	---------------
	מסי הכנסה ורכוש	151,930,000	157,830,000
	--------------------------	---------------	---------------
001	מס הכנסה	124,580,000	129,880,000
002	מע״מ על מלכ״רים ומוסדות פיננסיים	13,827,000	14,119,000
003	מס שבח	4,100,000	4,200,000
004	מס רכישה	8,150,000	8,350,000
005	מס מכירה ומס רכוש	900,000	900,000
007	מס מעסיקים	373,000	381,000
	מסי הוצאה	144,070,000	150,870,000
	------------------	---------------	---------------
011	מכס והיטל על הייבוא	3,300,000	3,500,000
012	מע״מ, כולל מע״מ על ייבוא ביטחוני	94,670,000	98,770,000
013	מס קנייה	20,100,000	21,500,000
015	בלו		
018	מס דלק	18,700,000	19,600,000
020	מס בולים		
024	אגרות כלי רכב		
025	אגרות ורשיונות אחרים	7,300,000	7,500,000

		הצעת התקציב לשנת 2017	הצעת התקציב לשנת 2018
	ריבית ורווחים	1,250,000	1,150,000
034	ריבית במט"ח	230,000	200,000
035	ריבית בשקלים	1,020,000	950,000
	תמלוגים	3,150,000	4,830,000
042	תמלוגים ממפעלים עסקיים	490,000	530,000
043	תמלוגים מאוצרות טבע	910,000	1,360,000
044	תמלוגים מחברות ממשלתיות	1,240,000	1,300,000
045	דיבידנדים מחברות ממשלתיות	510,000	1,640,000
	תקבולים שונים	1,600,000	1,890,000
046	החזר על חשבון תקציב שנים קודמות		
047	הכנסות משירותים שונים	1,230,000	1,170,000
050	דמי שימוש בנכסים ממשלתיים	310,000	390,000
048	הכנסה מיועדת מעל האומדן	60,000	330,000
049	רווחי בנק ישראל שמומשו		
	העברה מחלק ב	18,241,843	20,967,560
	חלק ב: תקבולים ממלוות וחשבון הון	**126,575,610**	**122,475,062**
	החזר השקעות והלוואות הממשלה	3,450,000	3,150,000
051	גביית קרן בשקלים	2,870,000	2,544,000
053	גביית קרן במט"ח	430,000	456,000
076	הכנסות ממכירת קרקעות מדינה	150,000	150,000

		הצעת התקציב לשנת 2017	הצעת התקציב לשנת 2018
	הפרשות לפנסיה ולפיצויים	10,000	10,000
071	הפרשות יחידות משקיות	8,403	8,403
072	הפרשות מפעלים עסקיים	1,597	1,597
073	הפרשות לפנסיה-חברות		
	הכנסות הון	890,000	1,140,000
075	הפרטה	890,000	1,140,000
	מלוות בארץ	128,417,453	126,472,622
081	מלווה מהמוסד לביטוח לאומי	20,550,000	21,120,000
082	הכנסה מאמיסיות והפקדות	107,867,453	105,352,622
	מלוות ומענקים מחו"ל	12,050,000	12,670,000
900	מלווה עצמאות ופיתוח	4,940,000	5,070,000
901	בניכוי: הוצאות הפצה	-200,000	-200,000
	מלוות ומענקים מארה"ב:		
902	- ביטחון		
904	- סיוע אזרחי		
907	- מלוות אחרים	7,310,000	7,800,000
908	הלוואות בנקאיות		
	העברה לחלק א	-18,241,843	-20,967,560

תחזית הטבות המס לשנות הכספים 2017 ו-2018
(במיליוני ש״ח)

נושא	2017	2018
סך הכול	61,910	64,040
חלק ראשון: מסים ישירים	**51,330**	**52,920**
1. הטבות לגורמי ייצור	**6,910**	**6,610**
א. החוק לעידוד השקעות הון	6,800	6,500
ב. חוק האנג׳לים	..	
ג. מחקר ופיתוח, חיפושי נפט וסרטים	..	..
ד. זיכוי לעובדי משמרות	110	110
ה. החוק לעידוד התעשייה	..	..
ו. פחת מואץ	-	-
ז. פטור השתתפות	..	..
2. הטבות לחיסכון ולשוק ההון	**26,380**	**27,710**
א. פנסיה (הפקדה וצבירה, בניכוי משיכה)	21,400	22,470
- הטבות בעת ההפקדה	15,450	16,220
- הטבות בצבירה	8,100	8,500
- בניכוי מיסוי בעת המשיכה	2,150	2,250
ב. קרנות השתלמות (הפקדה וצבירה)	4,780	5,040
- הטבות בעת ההפקדה	3,510	3,680
- הטבות בצבירה	1,270	1,360
ג. הכנסה מריבית	200	200
ד. מיסוי אופציות לעובדים במסלול הוני	..	..
3. רווחה ופיזור אוכלוסייה	**5,900**	**6,070**
א. פטור ממס הכנסה למלכ״ר	..	..
ב. פטור לקצבאות משרד הביטחון	580	600
ג. פטור לקצבאות הביטוח הלאומי	1,990	2,050
- קצבאות ילדים	1,270	1,300
- קצבאות זקנה ושארים	650	680
- קצבאות אחרות	70	70
ד. זיכוי לעולים חדשים	30	30
ה. פטור לעולים חדשים ולתושבים חוזרים על הכנסות מחו״ל	..	..

נושא	2017	2018
ו. זיכוי בשל החזקת קרוב במוסד	50	50
ז. זיכוי להורה שילדו נטול יכולת	30	30
ח. זיכוי בשל תרומות	440	460
ט. הטבות לעיוורים ולנכים	650	680
י. זיכוי לתושבים באזורי פיתוח	2,020	2,060
יא. זיכוי למעבידים באילת	110	110
4. הטבות למשפחה (פרט לפטור על קצבאות ילדים)	**4,110**	**4,220**
א. זיכוי למשפחות חד-הוריות	140	140
ב. חצי נקודת זיכוי לנשים	810	830
ג. זיכוי להורים בגין ילדים	3,110	3,200
ד. זיכוי בגין בן זוג לא עובד	30	30
ה. זיכוי למשלמי מזונות	20	20
5. הטבות שונות במס הכנסה	**3,200**	**3,400**
א. הכנסות מהימורים	1,700	1,750
ב. פטור להשכרת דירות מגורים	1,250	1,300
ג. עידוד בניית דירות להשכרה	70	80
ד. חיילים משוחררים	80	80
ה. סטודנטים	90	180
ו. ספורטאים זרים	10	10
6. קרנות וגופים מוטבים	-	-
א. קרן קיסריה	..	..
ב. האקדמיה הלאומית הישראלית למדעים	..	..
ג. קרן וולף	..	..
ד. קרן המדע הדו-לאומית של ארה"ב וישראל	..	..
ה. המרכז הישראלי לקידום תרבות האדם (מכון וון ליר)	..	..
ו. חברת קו צינור אילת-אשקלון (קצא"א)	..	..
ז. הסוכנות היהודית	..	..
7. טובות הנאה (Fringe Benefits)	**370**	**390**
א. רכב צמוד	370	390
ב. חניה במקום העבודה	..	..

נושא	2017	2018
8. הטבות במיסי נדל"ן	**4,460**	**4,520**
א. הנחות במס רכישה	-	-
ב. פטור ממס שבח לדירת מגורים	4,460	4,520
ג. מס שבח מוגבל לנכסים היסטוריים	-	-
ד. מס שבח מוגבל ל-20 או 25 אחוזים	-	-
חלק שני: מסים עקיפים	**9,820**	**10,320**
1. מכס ומס קנייה	**4,510**	**4,720**
א. הסדר הסולר	3,450	3,620
ב. עולים חדשים	50	50
ג. תושבים חוזרים	10	10
ד. תיירים ישראליים	500	520
ה. אביזרי בטיחות לרכב	260	270
ו. מס מוגבל למוניות	200	210
ז. פטורים מותנים	40	40
2. מע"מ	**5,310**	**5,600**
א. פירות וירקות	3,130	3,280
ב. דירות חדשות	-	
ג. שירותי תיירות	930	960
ד. חוק אילת	820	860
ה. רכישות מחו"ל דרך האינטרנט	430	500
חלק שלישי: אגרות	**760**	**800**
1. שימוש בתדרים על יד מערכת הביטחון	550	570
2. רישוי רכב נכים	200	220
3. רישוי רכב ורישיון נהיגה למשרתים במילואים	10	10

המקור : מנהל הכנסות המדינה

לגבי הטבות שבהן רשום ".." - המשמעות היא שבסיס הנתונים אינו מאפשר לאמוד את עלות ההטבה.

תכנית התקציב התלת-שנתית לשנים 2018–2020

(במיליארדי ש״ח)

	שנת 2018	שנת 2019	שנת 2020
סך הוצאות הממשלה	**376.7**	**396.4**	**409.8**
מגבלת ההוצאה המותרת על פי חוק	**376.7**	**394.4**	**410.3**
חריגה מותרת במגבלת ההוצאה בהתאם לסעיף 40א לחוק יסודות התקציב	0.0	2.0	0.0
---------------------------	---------------	---------------	---------------
התאמות נדרשות לצורך עמידה במגבלת ההוצאה	0.0	0.0	-0.5
	---------------	---------------	---------------
הוצאה לחישוב מגבלת הגירעון	**376.3**	**394.0**	**409.8**
תחזית הכנסות המדינה	**337.8**	**348.1**	**364.8**
---------------------------	---------------	---------------	---------------
גירעון חזוי בהינתן התכנסות למגבלת ההוצאה	38.6	45.9	45.0
גירעון מותר	38.6	34.0	32.1
---------------------------	---------------	---------------	---------------
צעדי התכנסות נדרשים לצורך עמידה בתקרת הגירעון	0.0	11.9	12.9
========	========	========	========
סה״כ צעדי התכנסות נדרשים	0.0	13.9	12.4
גירעון מותר באחוזי תוצר	2.9%	2.5%	2.25%
גירעון תוצאתי (ללא ביצוע צעדי התאמה)	2.9%	3.5%	3.1%



חלק ב
סקירה כללית

המדיניות הכלכלית ומדיניות התקציב לשנות הכספים 2017 ו-2018

הצעת התקציב לשנות הכספים 2017 ו-2018

ניתוח התפתחות ההוצאה התקציבית בשנות הכספים 2006-2018

תכנית התקציב התלת-שנתית

הגירעון ומימונו לשנות הכספים 2017 ו-2018

המדיניות הכלכלית ומדיניות התקציב לשנות הכספים 2017 ו-2018

המשק הישראלי ניחן במספר מאפיינים בולטים שאפשרו לו לצלוח את המשבר של העשור הקודם בהצלחה יתרה. הכלכלה הצעירה יחסית נהנתה משיעורי גידול מרשימים בשיעורי התעסוקה, משיפור ברמת ההשכלה של האוכלוסייה ומניצול יתרונות ההון האנושי, שבאו לידי ביטוי בגידול מסיבי בייצוא טכנולוגיה עילית ובפתיחת ענפי משק רבים לייצוא. כל אלו יצרו תשתית לצמיחה מהירה באותה תקופה, לצמצום האבטלה לרמת שפל, לשיפור רמת החיים של התושבים ואף לשיפור מרשים ביציבות המוניטרית והפיסקלית, שכללה הורדת יחס חוב תוצר באופן משמעותי גם בשנות המשבר העולמי, ובייחוד ביחס למתרחש בשאר המדינות המפותחות שישראל נמנית עליהן. יתרונות אלו באו לידי ביטוי באמון שרוחשת הקהילה הבין-לאומית להשקעות הישראליות, ובדירוג החוב הגבוה והיציב שממנו נהנית מדינת ישראל זה שנים רבות, מה שתרם עוד יותר ליכולת הממשלה לצמצם בהדרגה את שיעור ההוצאה על הריבית ולהפנות משאבי ציבור להגדלת ההוצאה האזרחית (מסך ההוצאה הציבורית) ולשיפור רווחת הפרט.

עם זאת, האתגרים הכלכליים שמדינת ישראל מתמודדת איתם בשנים האחרונות לובשים צורה שונה מאילו שעמדו בפנינו בעשור הקודם ואף בתקופה שלאחר המשבר הפיננסי העולמי. לאחר שנים רבות שבהן נהנינו מאחוזי צמיחה מרשימים, שאפשרו את העלאת רמת החיים, הרחבת בסיס כוח העבודה וכן שיפור כרית הביטחון הפיסקלית, השנים האחרונות (אחרי 2011) אופיינו בפוטנציאל צמיחה נמוך יותר, שיתכן שאנו עומדים בפני מיצויו.

חלק מהחסמים להגדלת פוטנציאל הצמיחה של ישראל אינם ייחודיים לנו: מדינות מפותחות רבות נאבקות בבעיית פריון נמוך ומתמודדות עם סביבת ריבית אפסית, על כל המשתמע מכך. הירידה בהיקף הסחר היא בעיה עולמית, וניכרת הפגיעה בביקוש לייצוא הישראלי ולהשקעות. עם זאת, בישראל קיימים אתגרים נוספים, כגון ההרכב הדמוגרפי והמיקום הגאו-פוליטי, שחיקה ביתרונות המשק בתחום פיתוח ההון האנושי וכן ערעור היציבות והאמינות הפיסקלית. בנוסף, המעבר של הכלכלה מהתבססות על סחר חוץ להתבססות על צריכה בשנים האחרונות הוא נתון שקשה להעריך את יציבותו, ובהתאם לכך – את הדרך שיש להיערך אליו באופן המיטבי. מסיבות אלה, לאחר כעשור שבו צמצמנו בהדרגה את הפער עם מדינות ה-OECD בשיעור הצמיחה לנפש, החל מהשנה שעברה פער זה נפתח שוב.

מגמה נוספת המתרחשת במקביל להאטת קצבי הצמיחה היא גידול באי-השוויון החברתי-כלכלי. פערי ההכנסות אינם מצטמצמים (בעיקר הפערים בהכנסה הפנויה בין העשירונים), והפערים בהון מתרחבים, זאת כתוצאה מכמה תופעות שהתרחשו בישראל בשנים האחרונות, ביניהן העלייה ביוקר המחיה ובמיוחד במחירי הדיור. ריכוז העושר בידי מעטים קשור בעבותות להיעדר התחרות בענפי משק רבים ולהתפתחות מאפיינים מונופוליסטיים, מה שמשפיע על הפריון בענפים אלו וכן על יכולתם להתחרות בשווקים הבין-לאומיים. בנוסף, תנאי עשיית העסקים בישראל הידרדרו מאוד מאז 2007, ואנו מדורגים כיום ברביעייה האחרונה במדינות ה-OECD במדד זה.

מגמות אלו מדאיגות, ואנו מתייחסים אליהן כאל מגמות השלובות זו בזו. תיקון הכשלים שהביאו להגדלת הפערים החברתיים הוא לא רק צעד נכון וצודק, אלא גם יעיל מבחינה כלכלית. אי- השוויון בישראל מתבטא, בין היתר, בניצול לא אופטימלי של הפוטנציאל האנושי הגלום בכלל האוכלוסייה, על כל הקבוצות המרכיבות אותה. בעוד שבשנים האחרונות חזינו בשיפור משמעותי ומרשים בשוק העבודה, רבים סבורים שאנו על סף מיצוי מבחינה זו, על אף שבאוכלוסיית הגברים החרדים שיעור ההשתתפות עומד על כ-50 אחוזים בלבד, ובקרב הנשים הערביות הוא נמוך הרבה יותר – כ-32 אחוזים. חלק מהגורמים שהביאו למצב זה נובעים מהיעדר גישה מתאימה ומספקת למשאבים שיאפשרו לאוכלוסיות אלו להשתלב בכלכלה באופן מיטבי, כגון תחבורה, חינוך, רווחה ועוד.

בחסמים אלו בכוונתנו לטפל במסגרת תקציב 2017 ו-2018. התכנית הכלכלית ומדיניות התקציב הכוללת היא הבמה המרכזית של הממשלה לטפל בכשלים מבניים בכלכלה, ולבחון מחדש את אופן חלוקת המשאבים לפי קריטריונים התואמים את יעדיה האסטרטגיים בטווח הבינוני והארוך, כמו גם לטפל בבעיות הבוערות. במה זו מקבלת משנה תוקף בתקציב שלפנינו, שהוא תקציב דו-שנתי, שכן אחריותנו ליצור מנועי צמיחה משמעותיים, לצמצם את הפערים ולהגדיל את הפריון בשנים הקרובות, היא כפולה ומכופלת.

התקציב המוגש לפניכם והתכנית הכלכלית המלווה אותו, הכוללת רפורמות משמעותיות בתחומים שהוגדרו כמאתגרים ביותר לכלכלה הישראלית בעת הזו, נועדו לייצר שינויים אמיצים שמטרתם להחזיר את המשק למסלול הנכון, כזה שיאפשר מיצוי מלא של כלל גורמי הייצור ולייצר תשתית לצמיחה מכלילה ובת קיימא.

פרק זה יסקור את הרקע להכנת תקציב המדינה לשנות הכספים 2017 ו-2018. תחילה נתאר את האתגרים ואת ההזדמנויות העומדים בפני המשק, בהמשך ננתח את עיקרי ההתפתחויות המקרו- כלכליות שעמדו ברקע להכנת התקציב ולבסוף נפרט את התכנית הכלכלית שמטרתה לתת מענה לאותם אתגרים ואיומים מרכזיים, על רקע ההתפתחויות בסביבה המקומית והעולמית.

רקע: עיקרי ההתפתחויות המקרו-כלכליות

חלק זה יעסוק בהתפתחויות העבר שהיוו את הרקע להבנת מפת האתגרים של המשק ולגיבוש המדיניות הכלכלית.

התוצר והשימושים המקומיים

כלכלת ישראל צלחה את המשבר הכלכלי העולמי בשנים 2008 ו-2009 בצורה טובה יחסית. התאוששותה המהירה של הכלכלה באה לידי ביטוי בצמיחה שנתית גבוהה של 5.8 אחוזים ושל 4.2 אחוזים בשנים 2010 ו-2011 בהתאמה, אך קצב צמיחה זה הואט באופן הדרגתי, ומאז סוף שנת 2011 צומח התמ״ג בקצב שנתי של כ-2.5–3 אחוזים, למעט שנת 2013 שבה החלה הפקת הגז ממאגר ״תמר״.

המשק הישראלי המשיך לצמוח באותו קצב מתון בשנים 2015–2016. במסגרת זו, נתוני החשבונות הלאומיים לשנת 2015 ולמחצית הראשונה של שנת 2016 מצביעים על צמיחה של כ-2.5–3 אחוזים בקצב שנתי, לאחר צמיחה של 3.2 אחוזים בשנת 2014. נתונים אלו מייצגים את קצב הצמיחה הפוטנציאלי הנוכחי של המשק הישראלי, לנוכח מספר תמורות שהתרחשו בכלכלה המקומית ובסביבה העולמית בשנים האחרונות.

צמיחת התוצר

שיעור שינוי שנתי ורבעוני בקצב שנתי


9.0%
8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
-1.0%
4.3%
2.5%
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2013Q1
2013Q2
2013Q3
2013Q4
2014Q1
2014Q2
2014Q3
2014Q4
2015Q1
2015Q2
2015Q3
2015Q4
2016Q1
2016Q2

מקור: הלמ"ס

ההאטה בקצב הצמיחה נובעת ממספר גורמים, ביניהם: היציאה המהירה של ישראל מהמשבר העולמי האחרון (בשנים 2008–2009), אשר הביאה לסגירה מהירה של פער התוצר בהשוואה למדינות מפותחות אחרות (במיוחד למדינות גוש האירו); ההאטה בכלכלה העולמית, אשר באה לידי ביטוי בשנים האחרונות בעיקר במשקים המתעוררים, האטה שתרמה לפגיעה משמעותית בייצוא הישראלי ובתחרותיות של המשק בכללותו; וסיום של פרויקטים חד-פעמיים, אשר תרם לירידה משמעותית בקצב הגידול של ההשקעות. זאת ועוד, מיצוי השיפור בשוק העבודה שחל בעשור האחרון הביא להתייצבות מסוימת בקצב הגידול במספר המועסקים. ללא שינויים מבניים מרחיבים שיטפלו בבעיות הדמוגרפיות הייחודיות לישראל, היכולת לשפר את היקפי התעסוקה, את רמת הפריון הכולל ואת פריון העבודה תישאר מוגבלת וכך גם פוטנציאל הצמיחה של המשק יתייצב, לכל היותר, על הקצב הנוכחי.

המחצית הראשונה של שנת 2016 אופיינה בהאטה מסוימת בקצב הצמיחה של כל רכיבי התוצר, למעט הצריכה הציבורית. ההאטה המסוימת שנרשמה בקצב הצמיחה של הצריכה הציבורית נבע מאישורו המאוחר של תקציב המדינה לשנים 2015–2016, אשר תרם לצמיחה מהירה של הצריכה הציבורית ברבעון האחרון של 2015, ובשל כך – לצמיחה שלילית ברבעון הראשון של 2016.

במחצית הראשונה של שנת 2016 בלטה במיוחד העלייה בקצב הגידול של ההשקעות בנכסים קבועים וכן נרשמה צמיחה חיובית בייצוא הסחורות לאחר שלוש מחציות של צמיחה שלילית.

צמיחת רכיבי התוצר

שיעור שינוי שנתי ורבעוני בקצב שנתי

מקור: הלמ"ס

הצריכה הפרטית

על רקע התפתחויות אלו הפכה הצריכה הפרטית למנוע הצמיחה העיקרי של המשק. קצב הצמיחה המהיר של הצריכה הפרטית נתמך, בין היתר, במספר גורמים (ראה הרחבה בהמשך): ההתפתחויות החיוביות בשוק העבודה, ובהן רמת התעסוקה הגבוהה וההאצה בקצב הגידול של השכר; רמת הריבית הנמוכה; והירידה במחירי המוצרים והשירותים, אשר באה לידי ביטוי בקצב אינפלציה שלילי מאמצע 2014.

תרומת רכיבי התוצר לקצב הצמיחה השנתי

נקודות אחוז

מקור: הלמ"ס, עיבודי אגף הכלכלן הראשי

הצמיחה המהירה של הצריכה הפרטית התבטאה בקצב הצמיחה של הצריכה השוטפת, המהווה כ-85 אחוזים מסך הצריכה הפרטית, ומוטה יותר לייצור המקומי בהשוואה לצריכת בני הקיימא. כך, בשנת 2015 רשמה הצריכה השוטפת את הקצב המהיר ביותר משנת 2007. קצב הצמיחה המהיר של הצריכה השוטפת אף התגבר במחצית הראשונה של 2016.

בניגוד לצריכה השוטפת, צריכת מוצרים בני קיימא, המהווה כ-8 אחוזים מסך הצריכה הפרטית, רשם בשנת 2015 צמיחה אפסית, אשר נבעה מהקדמה של רכישת מכוניות לסוף שנת 2014 בשל שינוי במיסוי בתחילת שנת 2015. עם זאת, החל מהמחצית השנייה של 2015 נרשמת התאוששות בקצב הצמיחה של צריכת בני הקיימא, במיוחד הואץ קצב רכישת המכוניות, מגמה אשר נמשכה גם במחצית הראשונה של 2016.

השקעות בנכסים קבועים

היקף ההשקעות בנכסים קבועים רשם בשנים 2014–2015 שיעורי צמיחה אפסיים, לאחר צמיחה של כ-4 אחוזים בשנים קודמות. הצמיחה האפסית של ההשקעות בשנתיים האחרונות מבטאת צמיחה נמוכה של ההשקעות במכונות, בציוד ובכלי תחבורה ושל ההשקעות בבנייה. ההשקעות במכונות, בציוד ובכלי תחבורה רשמו צמיחה שלילית בשלוש מארבע השנים 2012–2015. במקביל, ההשקעות בבנייה למגורים רשמו האטה משמעותית בשנת 2015, כאשר קצב הצמיחה של השקעות אלו ירד מ- 6.5 אחוזים בשנים 2012–2014 לקצב של 2 אחוזים בשנת 2015. ייתכן כי הירידה בהיקף ההשקעות נבעה, בין היתר, מאי-הוודאות הגבוהה בשוק הנדל״ן על רקע הצעת חוק ״מע״מ אפס״. נתוני שלושת הרבעונים האחרונים של 2015 הצביעו על עלייה משמעותית בקצב הצמיחה בהשקעות בנדל״ן, אך במחצית הראשונה של 2016 נרשמה שוב האטה מסוימת, וייתכן שהושפעה מהתייקרות המשכנתאות.

ניתוח של התפתחות הצריכה הציבורית יופיע בהמשך, בפרק הרקע למדיניות הפיסקלית.

מאזן התשלומים וסחר החוץ

נתוני מאזן התשלומים מצביעים על המשך מגמת השיפור בעודף במאזן התשלומים מרמת השפל שנרשמה בתחילת 2012. לשיפור תרמה בעיקר הירידה ביבוא חומרי האנרגיה, הן בשל התחלת הפקת הגז במאגר ״תמר״ במהלך 2013, מה שתרם לירידה בהיקף ייבוא חומרי האנרגיה, והן בשל הירידה במחירי הנפט החל מהמחצית השנייה של שנת 2014.

העודף בחשבון השוטף

במיליארדי דולרים שוטפים ובאחוזי תוצר



מיליארדי דולרים - ציר שמאלי
אחוזי תוצר - ציר ימני
12
8
4
0
-4
6%
4%
2%
0%
-2%
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2012 Q1
2012 Q2
2012 Q3
2012 Q4
2013 Q1
2013 Q2
2013 Q3
2013 Q4
2014 Q1
2014 Q2
2014 Q3
2014 Q4
2015 Q1
2015 Q2
2015 Q3
2015 Q4
2016 Q1
2016 Q2

* נתונים שנתיים הם נתונים מקוריים, בעוד שהנתונים הרבעוניים מנוכי עונתיות.

מקור: הלמ״ס, עיבודי אגף הכלכלן הראשי

כאשר בוחנים את נתוני הייצוא והייבוא עולה כי באמצע שנת 2011 הגיעה ההתאוששות מהמשבר הגלובלי לידי מיצוי, ומאז מצויים ייצוא וייבוא הסחורות והשירותים (במונחי דולרים שוטפים) בקיפאון יחסי. יתר על כן, מתחילת שנת 2014 נרשמה ירידה בהיקף הייצוא, אשר נבלמה רק בסוף שנת 2015. ירידה זו באה לידי ביטוי בעיקר בייצוא הסחורות, בעוד שייצוא השירותים שומר על מגמת גידול יציבה, למעט ירידה מסוימת על רקע מבצע ״צוק איתן״.

ייצוא וייבוא הסחורות והשירותים
במיליארדי דולרים שוטפים


26
24
22
20
18
16
14
12
10
יצוא סחורות ושירותים
יבוא סחורות ושירותים
יבוא סחורות ושירותים ללא נפט
1 2 3 4 1 2 3 4 1 2 3 4 1 2 3 4 1 2 3 4 1 2 3 4 1 2 3 4 1 2 3 4 1 2 3 4 1 2
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016

מקור: הלמ"ס

הירידה בייצוא הסחורות נובעת מגורמים מקרו-כלכליים ומגורמים מיקרו-כלכליים. הגורמים המקרו-כלכליים, הכוללים בין היתר את ההאטה בצמיחת הסחר העולמי ואת התיסוף הראלי של השקל (ראה בהמשך), אינם נותנים הסבר מלא לירידה בייצוא הסחורות.

הסחר העולמי והייצוא הישראלי

סחר עולמי - מדד - ממוצע 2010 = 100
ייצוא הסחורות, מיליארדי דולרים שוטפים לרבעון


סחר עולמי
יצוא כולל
16
14
12
10
8
6
4
160
140
120
100
80
60
40
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016

מקור: קרן המטבע

הייצוא הישראלי ריכוזי ביותר. בשלושה ענפי הייצוא: כימיקלים, תרופות ורכיבים אלקטרוניים, המהווים קרוב למחצית מהייצוא התעשייתי (ללא יהלומים), קיימת שליטה משמעותית של חברה אחת. בשל כך, שינויים בייצוא ענפים אלו גוררים שינויים משמעותיים בייצוא כולו. כך, בשנת 2015 ובתחילת 2016 נרשמה ירידה בייצוא ענפי הכימיקלים והרכיבים האלקטרוניים, הנובעת, ככל הנראה, מגורמים מיקרו-כלכליים הרלוונטיים לענפים אלו בלבד – ירידה במחירי הכימיקלים, בצורת בדרום מזרח אסיה ושדרוג מפעל אינטל.

סחר החוץ הישראלי

במיליארדי דולרים שוטפים


ייצוא וייבוא הסחורות
יבוא סחורות ללא נפט
יבוא סחורות
יצוא סחורות
6
5
4
3
2011
2012
2013
2014
2015
2016
ייצוא השירותים
ללא חברות הזנק
סה"כ
4
3
2
1
2011
2012
2013
2014
2015
2016

מקור: הלמ"ס

ייבוא הסחורות מצוי במגמת גידול מאמצע 2015. מגמה זו באה לידי ביטוי בכל רכיבי ייבוא הסחורות, למעט ייבוא חומרי אנרגיה. בולטת במיוחד מגמת הגידול המהיר בייבוא מוצרי השקעה, אולם מגמה זו נרשמת גם בייבוא מוצרי צריכה ובייבוא חומרי גלם (ללא חומרי אנרגיה). העלייה בייבוא חומרי גלם בולטת בעיקר בייבוא חומרי גלם לתעשיית המכונות והאלקטרוניקה. ייתכן שהגידול בייבוא מוצרי ההשקעה ובייבוא חומרי הגלם לתעשיית המכונות והאלקטרוניקה נובעת בחלקה משדרוג מפעל אינטל.

הסביבה העולמית

הסביבה העולמית בשנים האחרונות מציבה אתגרים מהותיים בפני המשק הישראלי. משבר הסאב-פריים, ובעקבותיו משבר החובות בגוש האירו, הורידו משמעותית את נתוני הצמיחה העולמיים, אשר מעולם לא התאוששו חזרה לרמתם הקודמת. אלו הובילו את מרבית הבנקים המרכזיים של המדינות המפותחות להוריד את הריבית לרמה אפסית, ומספר בנקים מרכזיים אף נקטו צעדי מדיניות מרחיבה לא קונבנציונליים כדוגמת הרחבה כמותית וריביות שליליות. מנגד, מספר מדינות מתעוררות, ובהן סין, רשמו שיעורי צמיחה גבוהים, כך שהצמיחה העולמית נתמכה בעיקר על ידן.

החל משנת 2014 מסתמן כי הצמיחה העולמית חוזרת להתמקד במדינות המפותחות. בארה"ב נרשמה בשנים האחרונות צמיחה שנתית יציבה של כ-2.0 אחוזים–2.5 אחוזים, קצב הגידול במספר המועסקים עמד על יותר מ-200 אלף בחודש, שיעור האבטלה ירד אל מתחת ל-5 אחוזים וקצב האינפלציה מתקרב אל יעד האינפלציה של ה"פד". על רקע התפתחויות אלו העלה ה"פד" את הריבית במשק האמריקני בסוף 2015, ומסתמן שה"פד" יעלה את הריבית פעם נוספת לקראת סוף 2016.

שיפור נרשם גם בכלכלות האיחוד האירופי, שבהן שיעור האבטלה מצוי במגמת ירידה (אך עדיין ברמה גבוהה) וקצב הצמיחה השנתי עמד על כ-1.5 אחוז בשנתיים האחרונות. עם זאת, קצב האינפלציה הנמוך והפערים המשמעותיים בין

מדינות גוש האירו במצב הכלכלי הובילו את הבנק המרכזי האירופי, ה- ECB, לנקוט מספר צעדים מוניטריים ובהם הגדלת ההרחבה הכמותית, מתן הלוואות ייעודיות לבנקים בריבית אפסית והורדת הריבית על הפיקדונות לרמה שלילית.

קצב הגידול של התוצר ושל הסחר העולמי

שיעור שינוי שנתי


התוצר העולמי
הסחר העולמי
15%
10%
5%
0%
-5%
-10%
-15%
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021

מקור : קרן המטבע

בניגוד לשיפור במשקים המפותחים, במשקים המתעוררים נרשמת האטה בשנים האחרונות. המשק הסיני רשם בשנים 2015–2012 קצבי צמיחה של 7–8 אחוזים והוא ממשיך במגמת האטה, זאת בהשוואה לקצבי צמיחה של מעל ל-10 אחוזים בממוצע בשנים 2003–2011. קרן המטבע צופה כי האטה זו תימשך בשנים הקרובות. ההאטה נובעת בעיקרה משינוי מבני במשק הסיני, העובר ממשק מבוסס סחר חוץ למשק המבוסס על צריכה מקומית. מעבר לכך, יצואניות הסחורות הגדולות, ובהן רוסיה וברזיל, סבלו ממיתון משמעותי על רקע הירידה במחירי הסחורות בכלל ובמחירי הנפט בפרט החל מהמחצית השנייה של 2014.

על רקע התפתחויות אלו נרשמה האטה משמעותית בקצב הצמיחה של התוצר העולמי ושל הסחר העולמי, המושפע הן מירידה משמעותית בלחצי הביקוש והן מאתגרים בצד ההיצע של סחורות. מעבר לכך, השפעת צמיחת התוצר העולמי על צמיחת הסחר העולמי התמתנה משמעותית, כך שגם אם קצבי הצמיחה של התוצר העולמי ישובו לרמות שנרשמו

לפני משבר הסאב-פריים, קצבי הצמיחה של הסחר העולמי ככל הנראה לא ישובו. עובדה זו מסבירה את העדכונים החוזרים ונשנים של תחזיות קרן המטבע ביחס לקצב הגידול של הסחר.

תחזיות קרן המטבע לקצב הצמיחה של הסחר העולמי לשנת 2016

שיעורי שינוי שנתיים צפויים לפי מועד פרסום התחזית


6%
5%
4%
3%
2%
1%
0%
5.5%
2.3%
אוק-14
נוב-14
דצמ-14
ינו-15
פבר-15
מרץ-15
אפר-15
מאי-15
יונ-15
יול-15
אוג-15
ספט-15
אוק-15
נוב-15
דצמ-15
ינו-16
פבר-16
מרץ-16
אפר-16
מאי-16
יונ-16
יול-16
אוג-16
ספט-16
אוק-16

מקור: קרן המטבע

גורם משמעותי המשפיע על המשק הישראלי הוא הסביבה הגאו-פוליטית. בהקשר זה, הרגיעה היחסית במחאות "האביב הערבי" (למעט בסוריה) הורידו את הסיכונים למשק הישראלי ואף תרמו לירידה האמורה במחירי הנפט.

המדיניות המוניטרית והאינפלציה

בנוסף להאטה שנרשמה בשנתיים האחרונות בקצב הצמיחה בישראל, החל מסוף 2013 נרשמה האטה גם בקצבי האינפלציה. החל מחודש יוני 2014 קצב האינפלציה בפועל נמוך מהגבול התחתון של יעד האינפלציה של בנק ישראל (העומד על אחוז), והחל מחודש ספטמבר 2014 (עד הנתון הזמין האחרון) מצוי קצב האינפלציה בטריטוריה שלילית. האינפלציה השלילית הושפעה בעיקר מהירידה במחירי הסחורות, ובעיקר במחירי הנפט, וממדיניות ממשלתית ממוקדת להורדת יוקר המחייה.

קצב האינפלציה לפי קבוצות מוצרים
שיעור שינוי על פני 12 חודשים


8%
6%
4%
2%
0%
-2%
-4%
-6%
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
לא סחירים
סה"כ
סחירים

מקור: הלמ"ס, בנק ישראל.

בשל האטה בקצבי הצמיחה ובקצבי האינפלציה הוריד בנק ישראל את הריבית מרמה של 1.75 אחוז בחודש אפריל 2013 לכדי 0.1 אחוז בלבד בחודש מרץ 2014. מאז אוקטובר 2012 מצויה הריבית הראלית ברמות שליליות, למעט חודשי הרבעון הראשון של 2016, שבהם נרשמה ירידה בציפיות האינפלציוניות לרמות שליליות, וכתוצאה מכך עלתה הריבית הראלית לרמות חיוביות.

שיעורי הריבית הנומינלית והראלית והאינפלציה הצפויה
שיעורים שנתיים


ריבית ראלית
ריבית נומינאלית
האינפלציה הצפויה
%
%
%
%
%
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016

מקור: בנק ישראל.

בקביעת המדיניות המוניטרית נאלץ בנק ישראל לאזן בין מגמות שונות. קצבי הצמיחה והאינפלציה הנמוכים ולחצי התיסוף של השקל, על רקע המדיניות המוניטרית המרחיבה במרבית המשקים המפותחים, יוצרים לחצים להורדת הריבית במשק. מנגד, סביבת הריבית הנמוכה מעודדת לקיחת סיכונים, וגוררת עלייה במחירים של נכסי השקעה (פיננסיים ולא פיננסיים). עלייה זו באה לידי ביטוי, בין היתר, בעלייה במחירי המניות, האג"ח (הקונצרני והממשלתי) והדירות.

עליית מחירי הדירות לצד הירידה בריבית, תרמו לגידול ניכר בהיקף המשכנתאות בריבית משתנה. היציאה מסביבת הריבית הנמוכה עלולה, בשל כך, להביא לירידות משמעותיות במחיריהם של הנכסים הפיננסיים, להעלות את נטל תשלומי הריבית על המשכנתאות, ובשל כך היא עלולה להוות סיכון למגזר הפיננסי. כדי למנוע את הסיכון, בנק ישראל נקט מספר צעדים, הכוללים, בין היתר, את הגבלת הרכיב המשתנה במשכנתאות החדשות, את העלאת ההפרשות של הבנקים כנגד המשכנתאות החדשות ואת הגבלת יחס המשכנתא לשווי הנכס (ה- LTV Ratio).

התחזקות השקל החל מהמחצית השנייה של 2012 תרמה להחלטת בנק ישראל לשוב להתערב בשוק המט"ח החל מאפריל 2013. במסגרת זו רכש בנק ישראל בין החודשים אפריל 2013 לאוגוסט 2016 כ-25 מיליארד דולר. כ-10 מיליארד דולר מתוך סכום זה (כ-40 אחוזים) נרכשו במסגרת תכנית הרכישות שנועדה לקזז את ההשפעה מהפקת גז בישראל על שער החליפין, ואת היתרה רכש הבנק במסגרת רכישות לא מתוכננות, אשר נועדו לצמצם את לחצי התיסוף של השקל. כתוצאה מהרכישות גדלו יתרות המט"ח לכ-97.6 מיליארד דולר, רמה גבוהה בהשוואה בין-לאומית.

שוק העבודה

נתוני שוק העבודה הישראלי בשנת 2015 ובמחצית הראשונה של 2016 מצביעים על המשך מגמת השיפור, אם כי בקצב פוחת. שיעור ההשתתפות התייצב החל מהרבעון השני של 2015 בשיעור של 64.1–64.2 אחוזים. שיעור האבטלה מצוי במגמת ירידה מתמשכת, והגיע ברבעון השלישי של 2016 לרמת שפל בקנה מידה היסטורי – 4.6 אחוזים (נתוני החודשים יולי ואוגוסט 2016). התפתחויות אלו תרמו להמשך מגמת הגידול בשיעור התעסוקה, אשר הגיע לרמת שיא ברבעון השלישי של 2016. נתוני שוק העבודה הנוכחיים מציבים את ישראל בין המדינות בעלות נתוני שוק העבודה הטובים ביותר. התפתחויות חיוביות אלו נרשמו גם בקרב גילאי העבודה העיקריים.

שיעורי ההשתתפות והאבטלה

כשיעור מסך האוכלוסייה ומהמשתתפים בכוח העבודה, בהתאמה.



שיעור השתתפות (ציר שמאלי)
שיעור אבטלה (ציר ימני)
66%
64%
62%
60%
58%
56%
13%
11%
9%
7%
5%
3%
12.0%
64.1%
59.5%
5.3%
63.1%
6.9%
6.2%
64.2%
4.6%
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2012Q1
2012Q2
2012Q3
2012Q4
2013Q1
2013Q2
2013Q3
2013Q4
2014Q1
2014Q2
2014Q3
2014Q4
2015Q1
2015Q2
2015Q3
2015Q4
2016Q1
2016Q2
2016Q3

* הנתונים עד שנת 2011 (כולל) משורשרים בהתאם למתודולוגיה החדשה של הלמ"ס.
מקור: הלמ"ס.

ההתפתחויות החיוביות בשוק העבודה באו לידי ביטוי גם בשיעור המועסקים במשרה מלאה, בממוצע שעות העבודה למועסק ובהיקף המועסקים במשרה חלקית שלא ברצון. עם זאת, ועל אף שיפור מסוים בגזרות אלו, נתוני התעסוקה בקרב הגברים החרדים ובקרב הנשים הערביות עדיין נמוכים מאוד משיעורי התעסוקה בכלל האוכלוסייה. אלו נמצאים בבסיס האתגר הדמוגרפי הניצב בפני ישראל בשנים הקרובות (עליו יפורט בהרחבה בפרקים הבאים) המהווה את המכשול העיקרי בפני פריון גבוה והגברת פוטנציאל הצמיחה, כמו גם צמצום הפערים החברתיים.

פריון

על פי נתוני ה-OECD, פריון העבודה בישראל (שנמדד כתוצר לשעת עבודה) נמוך יחסית למרבית המדינות המפותחות. כך, ב-2014 עמד הפריון לשעת עבודה בישראל על 38.1 דולר, רמה נמוכה בכ-23 אחוזים מהממוצע (הפשוט) בקבוצת המדינות המפותחות. גם בהשוואה של הפריון לעובד (התוצר חלקי מספר העובדים) ישראל מפגרת אחרי ממוצע ה-OECD אך הפער במקרה זה קטן יותר: הפריון לעובד בישראל נמוך בכ-17 אחוזים מממוצע ה-OECD. הבדל זה בין שני מדדי הפריון משקף את שעות העבודה הרבות יחסית בממוצע לעובד בישראל.

פריון העבודה

התוצר לשעת עבודה, נתוני שנת 2014



100
90
80
70
60
50
40
30
20
10
0
לוקסמבורג
נורווגיה
בלגיה
ארה״ב
הולנד
אירלנד
צרפת
גרמניה
דנמרק
שוויץ
אוסטריה
שוודיה
אוסטרליה
פינלנד
קנדה
איטליה
ספרד
בריטניה
OECD
איסלנד
ניו זילנד
יפן
סלובניה
סלובקיה
ישראל
יוון
צ׳כיה
פורטוגל
הונגריה
אסטוניה
טורקיה
קוריאה
פולין
לטביה
צ׳ילה
מקסיקו

מקור: OECD

על פי התיאוריה הכלכלית (״התכנסות מותנית״) וניסיון העבר, מדינות שבהן פריון העבודה נמוך יחסית צפויות לצמוח בקצב מהיר יותר ולהדביק את הפער. עם זאת, זה אינו המצב בישראל שבה נרשמה הן רמה נמוכה והן קצב גידול נמוך יחסית בשנים האחרונות. למעשה, בעוד שהפריון לשעת עבודה בישראל היווה כ-78 אחוזים מהפריון לשעת עבודה בארה״ב בתחילת שנות ה-90, נכון ל-2014 עמד היחס על 57 אחוזים בלבד. סוגיה זו היא בעלת חשיבות מקרו-כלכלית רבה, היות שהפריון לעובד משפיע באופן ישיר ומשמעותי על רמת החיים הממוצעת, אם דרך השכר נטו ואם דרך השירותים הציבוריים המוצעים לציבור הרחב.

פריון לשעת עבודה ותוצר לנפש

הרמה בישראל כשיעור מהרמה בארה״ב



פריון לשעת עבודה
תוצר לנפש
80
75
70
65
60
55
50
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015

מקור: OECD

לוח 1 מציג פירוק (Basic Development Accounting) של התוצר לעובד לישראל, למספר מדינות מפותחות אחרות וכן למספר מדינות מתפתחות בשנת 2014. המדינות מסודרות לפי הפריון לעובד והמשתנים מופיעים כולם ביחס לנתון בארה״ב. מהנתונים עולה כי הפריון לעובד בישראל מהווה 57 אחוזים מהתוצר לעובד בארה״ב, מדד ההון האנושי בישראל (פונקציה של מספר שנות הלימוד) מהווה 99 אחוזים מהנתון לארה״ב ויחס ההון לתוצר כמעט זהה לנתון בארה״ב. הפריון הכולל בישראל (המחושב כשארית) מהווה 57 אחוזים מהנתון בארה״ב. כיוון שאין הבדלים מבחינת התשומות במשוואה, קל להסיק מכך שהפער בתוצר לעובד בין ישראל לארה״ב נובע רובו ככולו מהפער בפריון הכולל, דהיינו מחוסר יעילות ולא מפערים בתשומות. במילים אחרות, הפער בפריון לעובד בין ישראל לארה״ב לא נובע בהכרח מפער בהון הפיזי והאנושי (גם אם הוא קיים לפי נתונים אמפיריים אחרים), אלא מניצול לא אופטימלי של ההון האנושי והפיזי הקיים בישראל. הסיבות לכך הן ככל הנראה רבות ומגוונות, וכוללות חשיפה לא אופטימלית לסחר בין-לאומי ולתחרות ענפית נמוכה וכן השפעות של האתגר הדמוגרפי המביא לשילוב חלקי ביותר של אוכלוסיות מסוימות בשוק העבודה לצד גורמים נוספים. כך נוצר מצב שרמת ההשכלה והכישורים של העובדים איננה מותאמת לצורכי שוק העבודה, דבר הבא לידי ביטוי גם בשכרם הנמוך (ה״קנס״ בשל היעדר כישורים מתאימים לשוק העבודה, כפי שמתבטא בשכר, הוא גבוה במיוחד בישראל ביחס למדינות מפותחות אחרות). כמו כן, על אף רמת השקעות גבוהה בטכנולוגיה עילית, החברות המייצרות לשוק המקומי (כולל ענף הבנייה) נמצאות בפער טכנולוגי ניכר ממתחרותיהן בקבוצת המדינות המפותחות.

לוח 1: פירוק התוצר לעובד

ארה״ב = 1.00, 2014

מדינה	תוצר לעובד	שורש ההון לתוצר	מדד להון האנושי	הפריון הכולל
ארצות הברית	**1.00**	**1.00**	**1.00**	**1.00**
צרפת	0.83	1.22	0.84	0.81
איטליה	0.80	1.40	0.82	0.69
דנמרק	0.79	1.17	0.94	0.72
אוסטרליה	0.77	1.09	0.94	0.76
שוודיה	0.77	1.16	0.91	0.73
ספרד	0.77	1.32	0.77	0.75
קנדה	0.73	1.12	0.99	0.66
פינלנד	0.72	1.23	0.92	0.64
בריטניה	0.72	1.22	1.00	0.58
פורטוגל	0.58	1.47	0.65	0.60
ישראל	**0.57**	**1.00**	**0.99**	**0.57**
צ׳ילה	0.43	0.98	0.82	0.54
ארגנטינה	0.43	0.88	0.79	0.61
אלג׳יריה	0.40	1.04	0.59	0.66
בולגריה	0.30	0.90	0.84	0.40
ברזיל	0.26	1.19	0.74	0.29

מדינה	תוצר לעובד	שורש ההון לתוצר	מדד להון האנושי	הפריון הכולל
אנגולה	0.22	1.10	0.39	0.52
סין	0.19	1.13	0.66	0.25
קמרון	0.06	0.84	0.51	0.13

מקור: עיבודי אגף הכלכלן הראשי לנתוני PWT 9.0.

התחרות ויוקר המחייה

אחת התופעות המדאיגות בישראל בשנים האחרונות, המהווה אתגר להתמודדות דרך רפורמות מבניות, היא עליית יוקר המחייה, בייחוד בענפים שאינם פתוחים לתחרות ומייצרים לשוק המקומי. היעדרה של תחרות גובה מחיר משקי גבוה, שבא לידי ביטוי בריכוזיות גבוהה, בפריון נמוך שמיתרגם גם לשכר נמוך לעובדים ובמחירים גבוהים לצרכן. לפי נתוני ה-OECD, יוקר המחייה בישראל הוא מהגבוהים בעולם המערבי, כ-20 אחוזים מעל רמת המחירים בספרד ו-30 אחוזים מעל קוריאה, שתי מדינות בעלות רמת תוצר לנפש דומה לישראל.

המחירים בישראל היו גבוהים מהממוצע במדינות ה-OECD ב-16 מתוך 20 ענפים נבחרים נכון לשנת 2011, השנה שבה פרצה המחאה החברתית שהעלתה על נס את יוקר המחייה והשלכותיו על הציבור הרחב. מאז, מחירי הדיור בישראל (שביחד עם מחירי המים והאנרגיה כמעט השתוו לרמה הממוצעת בארגון המדינות המפותחות דאז) האמירו בכ-30 אחוזים נוספים.

בשנים האחרונות נקטו ממשלות ישראל מספר צעדים שנועדו לפתוח ענפים לתחרות ולהוריד את המחירים לצרכן. הגורמים המרכזיים שתרמו לעליית יוקר המחייה ונותרו משמעותיים הם חסמי סחר, דוגמת המכסות לחקלאים ומכסים גבוהים, ריבוי רגולציה על עסקים וריכוזיות ענפית גבוהה לפי המדדים המקובלים. זאת לצד אתגרים ייחודיים לענף זה או אחר, כגון הריבית האפסית שתרמה לגידול מהיר בהיקף המשכנתאות ולליבוי ביקושים לדירות, לצד המחסור בהיצע, שתרמו לעליות מחירים חדות בשוק הדיור.

דוגמה לריכוזיות גבוהה ניתן לראות בתחום המזון, שבו נתח השוק של שני היצרנים/הספקים המובילים בישראל הוא גבוה ביותר (מעל 70 אחוזים ויותר) במגוון רחב של קטגוריות מזון. כך גם בענף הבנקאות והפיננסים, שבו 60 אחוזים מהשוק נשלט על ידי שתי קבוצות בלבד. התכנית הכלכלית המוצגת בהמשך הפרק מציעה מספר צעדים ושינויים מבניים שמטרתם להתמודד עם אתגרים אלו ולפתוח את המשק הישראלי לתחרות בתחומים רבים ששרר בהם קיפאון במשך שנים רבות.

נתח השוק של שני היצרנים/הספקים המובילים בכל קטגוריה


100%
80%
60%
40%
20%
0%

מקור: נילסן

אי-השוויון

אחד האתגרים המשמעותיים שהמשק הישראלי ניצב בפניהם הוא רמות העוני ואי-השוויון הגבוהות. כאשר בוחנים את נתוני אי-השוויון לפני ההתערבות הממשלתית הישירה (מסים ותשלומי העברה), ישראל נמצאת במיקום סביר, ורמת אי-השוויון נמוכה במעט מהממוצע (הפשוט) במדינות ה-OECD. עם זאת, בשל התרומה הנמוכה יחסית של המדיניות הממשלתית הישירה לצמצום העוני ואי-השוויון, רמת אי- השוויון לאחר ההתערבות הממשלתית גבוהה בהשוואה בין-לאומית. תוצאות דומות מתקבלות גם כשבוחנים את נתוני תחולת העוני.

מדד ג'יני לפני ואחרי התערבות ממשלתית ישירה

השוואה בין-לאומית, המדד נע בין 0 ל-1, ערך גבוה יותר מייצג רמת אי-שוויון גבוהה יותר


לפני מסים והעברות
אחרי מסים והעברות
0.6
0.5
0.4
0.3
0.2
0.1
0
OECD

נתון זמין אחרון, OECD – ממוצע פשוט של 35 מדינות
מקור: ה-OECD

תחולת העוני לפני ואחרי התערבות ממשלתית ישירה

השוואה בין-לאומית

נתון זמין אחרון, OECD – ממוצע פשוט של 35 מדינות (כולל לטביה)

מקור: ה-OECD

מספר גורמים תורמים לרמת אי-השוויון הגבוה בארץ. חלקם הם גורמים חברתיים ותרבותיים, כדוגמת רמת ההטרוגניות הגבוהה בחברה הישראלית ומספר הילדים הגבוה במשק בית בהשוואה לאלו במדינות המפותחות. גורמים אחרים הנובעים ממדיניות הממשלה הם נטל מס כולל נמוך יחסית, ובתוך כך, משקל גבוה יחסית למיסי הצריכה הפרטית, הנחשבים למסים התורמים להגדלת אי-השוויון. חלק משמעותי מהגורמים תלויי המדיניות נבע מהחלטות ממשלה בתחילת שנות האלפיים, זאת על רקע המשבר הפיסקלי ושיעורי התעסוקה הנמוכים שאפיינו את המשק בתקופה זו. על מנת לעודד תעסוקה ולצמצם את הגירעון הגבוה נקטה ממשלת ישראל צמצום בתשלומי העברה. החלטות אלו תרמו למגמת ירידה מתמשכת בעוני ובאי-השוויון על בסיס ההכנסה הכלכלית (לפני מסים ותשלומי העברה). עם זאת, הצעדים האמורים גרמו לעלייה בעוני ובאי-השוויון על בסיס ההכנסה נטו (לאחר מסים ותשלומי העברה), לפחות בטווח הקצר, כך שבשנת 2006 הגיעה רמת אי-השיוויון על בסיס זה לשיא. החל משנת 2007 נרשמת מגמת ירידה איטית בעוני ובאי-השוויון והגידול בשיעור התעסוקה והצמיחה המהירה החל לתת את אותותיו.

מדד ג'יני לאי-שוויון בישראל

התפתחות לאורך זמן


השפעת המדיניות (בנקודות מדד, ציר ימני)
אי-שוויון בהכנסה כלכלית (ציר שמאלי)
אי-שוויון בהכנסה נטו (ציר שמאלי)
55
50
45
40
35
30
20
16
12
8
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014

מקור: המוסד לביטוח לאומי; עיבודי אגף הכלכלן הראשי; סדרות משורשרות המתקנות שינויים בהגדרות ומדגמים, למעט הנתונים לשנים 2012–2013. החל משנת 2012 נערך שינוי בסקר ועל בסיסו מחושב המדד.

ניתן לראות בבירור את התרומה החזקה של הגדלת שיעורי ההשתתפות בשוק העבודה לצמצום העוני והפערים החברתיים: תחולת העוני בקרב משקי בית בעלי שני מפרנסים במשרה מלאה עומדת על פחות מאחוז, בעוד שבמשקי בית ללא מפרנסים תחולת העוני עומדת על 68 אחוזים. האתגר הדמוגרפי, אם כן, תופס משנה חשיבות גם בהקשר זה.

תחולת העוני לפי מספר המפרנסים במשק הבית


70%
60%
50%
40%
30%
20%
10%
0%
68.0%
25.4%
5.6%
0.9%
ללא מפרנסים
מפרנס אחד
שני מפרנסים
שני מפרנסים במשרה מלאה

מקור: המוסד לביטוח לאומי; דו"ח ממדי העוני והפערים החברתיים 2014

האתגר הדמוגרפי

בלב הניתוח של נקודות החולשה והאיומים עומדות המגמות הדמוגרפיות והשלכותיהן על פוטנציאל הצמיחה של המשק, על שוק העבודה העתידי, על היציבות התקציבית בטווח הארוך ועל רמת הפערים בחברה הישראלית. שתי התפתחויות דמוגרפיות מרכזיות צפויות בעשורים הקרובים:

- **הזדקנות האוכלוסייה** שתביא לגידול ניכר בשיעור האוכלוסייה בגילאי 65 ומעלה וירידה בקצב הגידול של האוכלוסייה בגילאי העבודה העיקריים. תהליך זה צפוי, בין השאר, להאט את קצב צמיחת התוצר ולהעלות במידה ניכרת את ההוצאות הציבוריות המושפעות מגודל האוכלוסייה המבוגרת דוגמת בריאות ותשלומי העברה.
- **שינוי בהרכב האוכלוסייה** – בעשורים הקרובים צפוי להתרחש שינוי משמעותי במשקלם היחסי של המגזרים המרכזיים באוכלוסייה. על פי תחזיות הלמ״ס, משקל האוכלוסייה היהודית הלא חרדית צפוי לרדת מ-70 אחוזים ב-2009 ל-50 אחוזים ב-2059. ירידה חדה זו נובעת בעיקר מהעלייה הצפויה במשקל האוכלוסייה החרדית, מ-10 ל-27 אחוזים, כמו גם מהעלייה במשקל האוכלוסייה הערבית, מ-20 ל-23 אחוזים. גידול משקלם באוכלוסייה של מגזרים אלה, המתאפיינים בשילוב של שיעור השתתפות נמוך בשוק העבודה ובפריון עבודה נמוך יחסית, עלול להוביל להאטה בקצב הצמיחה ולהגברת רמת אי-השוויון והעוני אם לא יינקטו צעדי מדיניות מתאימים.

משקל המגזר הערבי והמגזר החרדי באוכלסייה


חרדים
ערבים
60%
50%
40%
30%
20%
10%
0%
2009
2014
2019
2024
2029
2034
2039
2044
2049
2054
2059

מקור: הלמ״ס

לשני תהליכים דמוגרפיים אלה, ובעיקר לתהליך הזדקנות האוכלוסייה, צפויה השפעה משמעותית על מתווה ההוצאה התקציבית. בתרשים שלהלן מוצגות תוצאות סימולציה שנערכה באגף הכלכלן הראשי בניסיון לכמת את ההשפעה של התהליכים הדמוגרפיים הצפויים על ההוצאה הציבורית בעשורים הקרובים. לפי תוצאות הסימולציה, הגידול בשיעור האוכלוסייה המבוגרת צפוי להעלות את ההוצאה הציבורית על תשלומי העברה (על רקע גידול משמעותי בהוצאה על קצבאות הזקנה) מ-7.4 אחוזי תוצר ב-2014 ל-9.0 אחוזי תוצר ב-2054 ואת ההוצאה הציבורית על בריאות מ-5.3 אחוזי תוצר ב-2014 ל-6.1 אחוזי תוצר ב-2054. גידול זה בהוצאה הציבורית הוא הדרגתי ויורגש גם בשנים הקרובות.

מתווה ההוצאה הציבורית על סעיפים שונים, באחוזי תוצר*


2014
2024
2034
2044
2054
10%
9%
8%
7%
6%
5%
4%
3%
2%
1%
0%
5.3%
5.6%
5.8%
6.0%
6.1%
5.6%
5.5%
5.2%
5.2%
5.2%
7.4%
7.9%
8.4%
8.7%
9.0%
1.9%
2.0%
1.8%
1.1%
0.5%
1.3%
2.1%
2.4%
2.5%
2.5%
בריאות
חינוך והשכלה גבוהה
תשלומי העברה
פנסיה תקציבית
פנסיה צוברת

* מתווה ההוצאה מחושב על בסיס הנחות שונות, כולל היעדר שינויי מדיניות והתכנסות במאפיינים בשוק העבודה של ערבים וחרדים.
מקור: חישובי אגף הכלכלן הראשי.

לתהליכים הדמוגרפיים צפויה להיות השפעה מקרו-כלכלית נרחבת. עד השנים האחרונות קצב גידול האוכלוסייה בקרב גילאי העבודה העיקריים (קבוצת הגיל 25—64) היה מהיר משמעותית מקצב הגידול של האוכלוסייה הכללית. גורם זה הוביל להאצת קצב הצמיחה במהלך תקופה זו. כבר עתה, וביתר שאת במהלך העשורים הקרובים, צפויה מגמה זו להתהפך, כאשר קצב הגידול של גילאי העבודה המרכזיים צפוי להיות אטי מקצב הגידול של האוכלוסייה הכללית. לתהליך זה צפויה להיות השפעה שלילית על קצב צמיחת התוצר כבר בעשור הקרוב: פוטנציאל הצמיחה של המשק יהיה נמוך בכאחוז אחד בשני העשורים הקרובים בהשוואה ל-15 השנים האחרונות, כתוצאה מהירידה בקצב גידול האוכלוסייה בקרב גילאי העבודה.

מעבר לכך, גם לשינויים בהרכב המגזרי של האוכלוסייה עלולה להיות השפעה שלילית על קצב הצמיחה, שכן האוכלוסיות החרדית והערבית מאופיינות כיום בשיעורי תעסוקה ובשכר נמוכים בהשוואה לאוכלוסייה היהודית הלא חרדית. בתרשים שלהלן מוצגת השפעה, שחושבה בסימולציה לכימות ההשפעה, של שילוב משופר של האוכלוסייה הערבית והחרדית בשוק. בסימולציה זו מונח בתרחיש שבו נרשם שילוב משופר של חרדים וערבים בשוק העבודה (תרחיש "התכנסות") כי שיעור התעסוקה והשכר הממוצע של מגזרים אלה עולה באופן הדרגתי והוא מתקרב לממוצע באוכלוסייה היהודית הלא חרדית. תרחיש זה מושווה לתרחיש "עסקים כרגיל" שבו נשמרת הרמה היחסית במגזרים אלה בהשוואה לממוצע באוכלוסייה היהודית הלא חרדית. מסימולציה זו עולה כי לשילוב משופר של החרדים והערבים בשוק העבודה חשיבות מקרו-כלכלית רבה, ובטווח הארוך שילוב משופר בשוק העבודה מגדיל את התוצר ביותר מ-10 אחוזים. במונחי 2015, משמעות גידול של כ-10 אחוזים היא תוספת של כ-117 מיליארד ש"ח לתוצר או גידול של כ-11,500 ש"ח בתוצר לנפש.

תרומת ההתכנסות לתוצר


תרומה לתוצר (ב-%, ציר ימני)
תמ"ג - התכנסות
תמ"ג - עסקים כרגיל
4,000,000
3,500,000
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
-
16%
14%
12%
10%
8%
6%
4%
2%
0%
2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043 2044 2045 2046 2047 2048 2049 2050 2051 2052 2053 2054 2055 2056 2057 2058 2059

מקור: חישובי אגף הכלכלן הראשי

ההתכנסות במאפיינים בשוק העבודה של האוכלוסייה החרדית והערבית צפויה להשפיע לא רק על הצמיחה הכלכלית, אלא גם על אי-השוויון. על פי תוצאות הסימולציה, סגירה של הפערים בשיעורי התעסוקה ובשכר צפויה להקטין באופן משמעותי את אי-השוויון הכלכלי (לפני מסים ותשלומי העברה), זאת בהשוואה לתרחיש שבו פערי השכר נשארים קבועים לאורך זמן. מהתרשים עולה שהפער במדד ג'יני בין תרחיש של התכנסות במאפיינים בשוק העבודה לתרחיש שבו לא נסגרים הפערים, הוא משמעותי ועומד על 2.2 נקודות מדד ג'יני.

תרומת ההתכנסות: מדד ג'יני לאי-שוויון כלכלי


תרחיש בסיס
תרחיש ללא התכנסות
0.52
0.51
0.5
0.49
0.48
0.47
0.46
0.45
0.48 0.48
0.48 0.48
0.48 0.49
0.49 0.50
0.49 0.51
0.49 0.52
2014
2019
2029
2039
2049
2059

מקור: חישובי אגף הכלכלן הראשי

לבסוף, בתרחיש שאינו כולל התכנסות מאפיינים בשוק העבודה צפוי גידול עקבי בגירעון התקציבי אשר יוביל להתבדרות של יחס החוב תוצר בישראל (או לחלופין העלאת מסים משמעותית לאוכלוסייה העובדת), זאת בניגוד לתרחיש הכולל התכנסות בשוק העבודה, שבו הגידול בגירעון התקציבי מתון בהרבה. יצוין כי משמעותה של התבדרות ביחס החוב תוצר היא משבר כלכלי ודאי שיחייב נקיטת צעדים כואבים ביותר. לכן, ככל שהטיפול באתגר זה יתעכב, כך תגדל העלות הכלכלית והחברתית של ההתמודדות עמו.

השפעות הדמוגרפיה על הגירעון 2059–2015

ההשפעה המצטברת של ההתפתחויות הדמוגרפיות על הגירעון*


תרחיש בסיס
תרחיש ללא התכנסות
8%
7%
6%
5%
4%
3%
2%
1%
0%
2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043 2044 2045 2046 2047 2048 2049 2050 2051 2052 2053 2054 2055 2056 2057 2058 2059

*גירעון הממשלה הרחבה. לא כולל את השפעת הגידול בתשלומי הריבית כתוצאה מהגידול בחוב.
מקור: חישובי אגף הכלכלן הראשי.

קיימים אמצעים שונים שניתן לנקוט כדי לשפר את מידת היציבות התקציבית ארוכת הטווח ולהבטיח כי המדיניות הפיסקלית הננקטת תהיה בת-קיימא (יכולתה של הממשלה לממן את התחייבויותיה הקיימות והעתידיות בלי להעלות את נטל המס באופן רציף; יכולתה של הממשלה לשמור על צמיחה כלכלית לאורך זמן; יכולתה של הממשלה לספק בעתיד שירותים ציבוריים ותמיכות בהיקף שאינו נופל מאלה הניתנים כיום – הוגנות בין-דורית).

אמצעי מרכזי להתמודדות עם הצרכים התקציביים הצפויים להתפתח בעתיד הוא פינוי מקורות פנים-תקציביים, דוגמת הפחתה של החוב הציבורי. פעולה זו תאפשר לממן הוצאות תקציביות שיצמחו בעתיד בלי להעלות את נטל המס. תוואי חוב יורד, כאמור, יאפשר לצמצם את הוצאות הריבית הנוגסות נתח משמעותי מהתקציב ולהפנות הוצאות אלה לצרכים אחרים. בנוסף, שמירה על תוואי חוב יורד לאורך זמן תגביר את היציבות ואת האמינות התקציבית ותאפשר למשק הישראלי מרחב התמודדות גדול יותר עם משברים כלכליים עתידיים.

דוגמאות מרכזיות נוספות לפינוי מקורות הן צמצום חלקה של ההוצאה הביטחונית בתקציב, כמו גם שיפור התכנון לצורך ניהול רמות ההוצאה בגין תשלומי השכר של המגזר הממשלתי והציבורי ובחינה עקבית של הוצאות קיימות שהצטברו בתכניות בעבר והתאמתן לצרכים ולסדרי העדיפויות הקיימים.

לסיכום, המשך פיתוח מנועי הצמיחה של המשק הישראלי, קידום שינויים מבניים להגדלת הפריון ולצמצום יוקר המחייה ושיפור באופן פעולתו של המגזר הציבורי עשויים למנוע את השחיקה ואף להוביל את ישראל לתוואי של צמיחה גבוהה, מכלילה ובת-קיימא. כבר בתקציב הקרוב ניכרת התייחסות רוחבית למגמות הדמוגרפיות, כפי שעולה מהתכנית הרחבה לשילוב מיעוטים, המתמקדת בתחומי חיים רבים ובעיקר בשוק העבודה ובהון האנושי. העמקת הצעדים הנדרשים לשילוב מלא ומיטבי של כלל האוכלוסיות בישראל היא קריטית לשמירה על יציבות משקית ולשיפור קצב הצמיחה וכן לצמצום הפערים החברתיים.

יעדי המדיניות הכלכלית

לאור האתגרים שהוצגו בפרק הקודם, משרד האוצר יזם תכנית כלכלית מקיפה המורכבת מיעדים פיסקליים ומשינויים מבניים, שנועדו לתת מענה לאתגרים ולאיומים תוך ניצול החוזקות והיתרונות היחסיים של ישראל ומינוף ההזדמנויות. כל זאת תוך שמירה על המסגרות הפיסקליות בטווח הבינוני והארוך, בהתאם לכללים הקבועים בחוק וליעדי המדיניות שגובשו לצורך השגתם. בתוך כך, בוצע ניתוח של התפתחות המדיניות הפיסקלית והשלכותיה בשנים האחרונות וגובשה תכנית לעמידה ביעדים תוך שימוש במגוון הכלים העומדים לרשות הממשלה, לרבות תכנית התקציב הרב-שנתית ומדיניות המיסוי השוטפת.

במסגרת התכנית הכלכלית לתקציב 2017 ו-2018, קידום המטרות שלעיל ייעשה תוך התמקדות בשלושה יעדים מרכזיים: שיפור פריון ומנועי צמיחה, טיפול בחסמי תחרות וביוקר המחייה וצמצום הפערים. ערוצים אלו משקפים להערכתנו את הבעיות הבוערות ביותר במשק, וקידום שינויים מבניים מרחיבים בתחומים אלו לצד הצעדים הפיסקליים המשלימים, הם המפתח לקידום צמיחה מכלילה במשק הישראלי.

הצעדים הפיסקליים נותנים גם הם מענה לאתגרים אלו, ובכלל זה עידוד צמיחה ופריון (דוגמת הורדת מס החברות), הגברת התחרות המשקית (השינויים במיסוי ה-BEPS) וקידום שוויון הזדמנויות (מס ריבוי נכסים, מיסוי פיצויי פיטורים והסדרת מיסוי חברי קיבוצים). כל זאת לצד היעד הבסיסי של שמירה על יציבות פיסקלית, המהווה תנאי הכרחי לצמיחת המשק וליכולת הממשלה ליישם את היעדים המרכזיים של התכנית הכלכלית כולה.

- **תחת הדגל של תחרות ויוקר המחייה**, התכנית מכילה רפורמות מקיפות שיגבירו את התחרות בענפי משק רבים וכך יורידו את יוקר המחייה בתחום מוצרי הצריכה, תקשורת והאשראי הצרכני והקמעונאי. מוצע שינוי מבני נרחב בתקינה, שמטרתו לתקן את חסמי התחרות ואת ההטיות שנוצרו לטובת שחקנים ספורים במשק ולרעת ציבור הצרכנים, והוא צפוי לקדם פתיחת ענפים מסוימים לייבוא והוזלת מוצרים רבים. בנוסף, בתכנית מוצעים צעדים נוספים שנועדו לחזק את מערכת הבריאות הציבורית ולעצור את הסתת המשאבים לכיוון המערכת הפרטית, ובתחבורה – פתיחת ענף המוניות לנסיעות שיתופיות צפויה להוזיל עלויות ולשפר משמעותית את השירות לצרכן. בנושא הדיור, התכנית מציעה להרחיב את היקפי "מחיר למשתכן" להגדלת היצע הדיור, ובמקביל לנקוט צעדים לייעול פעילות הפיתוח ברשויות המקומיות. כל זאת לצד צעדי מיסוי שיבוצעו במקביל על מנת לצנן ביקושים.
- **על מנת לקדם שוויון הזדמנויות לכלל התושבים**, התכנית מציעה צעדים שמטרתם להשוות את אופן הקצאת המשאבים בין הרשויות המקומיות על ידי הקמת קרן ארנונה ממשלתית, שתאפשר חלוקה דיפרנציאלית של תקציבי הממשלה באופן שיחזק את הרשויות החלשות ואת הפריפריה, וכן תכנית מקיפה לשילוב המגזר הערבי בכלכלה. בנוסף, התכנית מציעה להגדיל את היקף התמיכות באוכלוסיות זכאיות על מנת לשפר את רמת חייהן וכן להגדיל את רשתות הביטחון של העובדים העצמאים ולדאוג להם לחיסכון פנסיוני.

- **לצורך שיפור הפריון והגברת הצמיחה**, התכנית כוללת צעדים נרחבים לפיתוח הרכבות במטרופולינים וכן תכנית שנועדה להפוך את ישראל לאטרקטיבית להשקעות איכותיות של חברות זרות על ידי כך שנעודד אותן להעביר את פעילות הקניין הרוחני שלהן לכאן. מוצע לנקוט צעדים להעברת המשק לגז טבעי, לנוכח האינטרס הלאומי האסטרטגי להפחתת התלות של מדינת ישראל בנפט לתחבורה. בנוסף, יקודם מהלך נרחב ומקיף להקלה על עשיית עסקים בישראל, בין היתר על ידי צמצום הנטל הרגולטורי על המגזר העסקי.

עיקרי מדיניות התקציב והתכנית הכלכלית

המדיניות הפיסקלית

חיזוק היציבות הפיסקלית של ישראל ושמירה על האמינות של הממשלה הם תנאי הכרחי למימוש יעדיה של התכנית הכלכלית. במסגרת זו ובהתאם לתיקונים הנדרשים בחוק הפחתת הגירעון והגבלת ההוצאה התקציבית, מוצעת שורה של צעדים שמטרתם לכנס את הגידול בהוצאה התקציבית לתקרת ההוצאה שנקבעה.

רקע

בעשור הקודם נרשם שיפור ניכר ביציבות הפיסקלית של ישראל שהתבטא בירידה מהירה ביחס החוב תוצר בתקופה זו. המדיניות הכלכלית, שהונהגה החל מהשנים הראשונות של העשור הקודם, של תקציב מאוזן לצד מתווה פוחת של יחס החוב תוצר ומרחב פעולה מוניטרי, היוו נקודת חוזק משמעותית לישראל ערב פרוץ המשבר הכלכלי העולמי. בין היתר, אחד הגורמים המרכזיים אשר תרמו להתאוששות המהירה מהמשבר היה היציבות הפיסקלית הגבוהה של המשק ערב הכניסה אליו, שאפשרה לממשלה שימוש מלא ב״מייצבים האוטומטיים״.

מנגד, בשנים האחרונות חלה ירידה מסוימת בקצב הצמיחה של המשק, שהביאה להאטה בשיפור בתמונת המצב הפיסקלית. למעט צמיחה מהירה בשנת 2013, שבמידה רבה הושפעה מהבשלת תגליות הגז, המשק צמח בשנים האחרונות בקצב שהוא מעט מתחת לפוטנציאל (על אף עדכון נתוני התוצר כלפי מעלה מספר פעמים, גורם שתרם להפחתת יחס החוב תוצר באופן מוגבל).

בנוסף, בשנים האחרונות הושפעה המדיניות הפיסקלית באופן משמעותי מאי-היציבות הפוליטית. הבחירות המאוחרות בשנת 2015 הובילו להיעדר תקציב מאושר כמעט לשנה כולה, כך שעד אמצע חודש נובמבר פעלו משרדי הממשלה על בסיס תקציב 2014. כתוצאה מכך, יחס הגירעון לתוצר היה במגמת ירידה קלה משנת 2012, ובכל אחת מהשנים 2013–2015 היה הגירעון בפועל נמוך מתקרת הגירעון שנקבעה בתקציב 2013–2014. הירידה בגירעון התקציבי באה לידי ביטוי גם בהמשך מגמת הירידה בחוב הציבורי. הירידה בסביבת הריבית העולמית וברמת החוב אפשרה לממשלת ישראל להנפיק אג״ח בתשואות נמוכות בהשוואה להנפקה בשנים הקודמות, מה שתרם לצמצום ההוצאה הציבורית על תשלומי ריבית ולירידה בחוב הציבורי.

נתונים פיסקליים עיקריים


החוב הציבורי
72%
70%
68%
66%
64%
62%
60%
71.0%
69.0%
68.4%
67.0%
66.0%
63.8%
2010
2011
2012
2013
2014
2015
הגירעון התקציבי
5%
4%
3%
2%
1%
0%
3.5%
3.1%
3.9%
3.1%
2.7%
2.2%
2010
2011
2012
2013
2014
2015

מקור: משרד האוצר, הלמ"ס

היעדר תקציב מאושר לשנת 2015 עד לחודש נובמבר של שנה זו אף האט באופן משמעותי את קצב הגידול של הצריכה הציבורית בסך התוצר בתחילת שנת 2015, כאשר אישור התקציב תרם לזינוק חד בקצב הצמיחה של הצריכה הציבורית ברבעון האחרון של 2015.

שיעור הצמיחה של הצריכה הציבורית

שיעורי שינוי שנתיים ורבעוניים בקצב שנתי


צמיחה רבעונית
צמיחה שנתית
15%
10%
5%
0%
-5%
-10%
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016

מקור: הלמ"ס

על אף התוצאות הטובות יחסית בהשוואה לתכנון התקציב המקורי, ישראל מתנהלת בגירעון תקציבי גבוה בשנים האחרונות ביחס לסביבה הבין-לאומית וביחס לעובדה שהמשק נמצא קרוב לתעסוקה מלאה. זאת למרות תנאי פתיחה טובים בהרבה בהשוואה למצב במדינות מפותחות אחרות, שחלקן הגדול עדיין מתמודד עם נזקי המשבר, בייחוד במישור הפיסקלי. ישראל הייתה מהמדינות הבודדות (לצד נורווגיה, שוויץ וסינגפור) שהצליחו להפחית את יחס החוב תוצר בשנות המשבר ומיד לאחריו, ונהנתה משנים רבות וטובות של שיפור מתמיד בשוק התעסוקה, שהתבטא גם בעליית השכר הראלי בשנתיים האחרונות וניכר בשיפור משמעותי ברמת החיים של האזרח הממוצע. על אף תנאים מיטיבים אלו ותקופה ארוכה של מחזור עסקים חיובי, הגירעון המבני בישראל הוא מהגבוהים במדינות ה-OECD, והוא נמוך רק ממדינות בעלות יכולות כלכליות גדולות בהרבה מאלו של ישראל (יפן, בריטניה וארה"ב). ממשלת ישראל לא הצליחה לנצל את המומנטום שנוצר על מנת לצמצם משמעותית, כהחלטת מדיניות את הגירעון התקציבי הגבוה והעדיפה להסית חלק מהעודפים שנוצרו לצורך המשך צמצום נטל המס והגדלת ההוצאה התקציבית. זאת ועוד, בהמשך למגמה זו, בתקציב הנוכחי החליטה הממשלה לדחות פעם נוספת את תוואי הפחתת הגירעון בשנתיים וקבעה יעד גירעון של 2.9 אחוזים לשנים 2017 ו-2018. לנוכח קצב הצמיחה הנוכחי והערכות משרד האוצר לתמונת המקרו בשנים הקרובות, המשך הפחתת יחס החוב תוצר בשנים הבאות מהווה אתגר של ממש. עם זאת, מתוכננים מספר צעדים רוחביים (התייעלות בכל משרדי הממשלה וכן צמצום פטורים ועיוותי מס) המיועדים לסייע להחזיר את הגירעון אל המתווה הפוחת כבר החל משנת 2019.

היעדר צמצום הגירעון התקציבי גרר אחריו השלכה משמעותית נוספת, והיא העדכון התכוף של הכללים הפיסקליים. בכל אחד מהתקציבים האחרונים נאלץ משרד האוצר להציג יעדי גירעון חדשים כחלק מתהליך אישור תקציב המדינה, ולעתים קרובות נדרש גם לעדכן את כלל ההוצאה, מה שיצר פגיעה באמינות של מדיניות הממשלה.

הגירעון המבני (% מתוצר שיווי משקל) השוואה בין-לאומית, 2015


6%
4%
2%
0%
-2%
-4%
יפן
בריטניה
ארה"ב
ישראל
צרפת
פולין
הונגריה
ספרד
אירלנד
דנמרק
סלובניה
בלגיה
אוסטרליה
הולנד
קנדה
ניו זילנד
פורטוגל
איטליה
פינלנד
שבדיה
נורווגיה
צ'כיה
שוויץ
גרמניה
אוסטריה
איסלנד
קוריאה
אסטוניה
יוון
לוקסמבורג

מקור: ה-OECD.

לצד צמצום מרחב הפעולה המוניטרי (שאמנם איננו ייחודי לישראל, אך בישראל קיימים מאפיינים נוספים המגבילים את יכולתו של הבנק המרכזי לפעול להמרצת המשק), התנהלות תקציבית מרחיבה בתקופה זו עשויה להגביל את הכלים העומדים לרשותם של קובעי המדיניות בכללותם בבואם להתמודד עם המשבר הכלכלי הבא.

יתר על כן, גם בהיעדר זעזוע מקרו-כלכלי חיצוני, שישראל כמשק קטן ופתוח חשופה לו במידה גבוהה, ובהינתן המשך קיומם של תנאים מיטיבים שיאפשרו לישראל להמשיך ולצמוח קרוב לפוטנציאל, ניהול גירעון תקציבי מתמשך משפיע באופן ישיר על קביעת סדרי העדיפויות של הממשלה. זאת כיוון שלאורך זמן יקשה על המדינה להמשיך להפחית את יחס החוב תוצר, מה שצפוי לגרור העלאה של עלויות גיוס החוב (בתקופה שבה גם כך צפויה נורמליזציה מסוימת בסביבת הריבית העולמית, המהווה בסיס לקביעת ריבית החוב המקומית).

בשל האמור לעיל, חשיבות השמירה על הכללים הפיסקליים היא ראשונה במעלה. חקיקת ה״נומרטור״, שנכנס לתוקפו בתחילת 2016, היא צעד משמעותי שהממשלה לקחה בכיוון הנכון, שכן מנגנון זה צפוי לעזור בשיפור ההתנהלות התקציבית בטווח הבינוני, וכך לחזק את יכולתה של הממשלה לעמוד ביעדים הפיסקליים הרב-שנתיים.

התפתחות רכיבי התקציב וההוצאה הציבורית לאורך זמן

במהלך העשור שבין 2008–2018, תגדל ההוצאה התקציבית הראלית ב-32 אחוזים, ממוצע גידול שנתי של 3.2 אחוזים. בעוד שקצב הצמיחה היווה כרית ביטחון משמעותית בשנים שלפני 2011, שבמידה רבה סייעה לחיזוק היציבות הפיסקלית ולהורדת יחס החוב תוצר, ההאטה שחלה בשנים האחרונות מאיימת על המשך מגמה זו, במיוחד לנוכח הגידולים הראליים המשמעותיים שחלו באותה תקופה בצד ההוצאה.


הגידול הראלי בהוצאה התקציבית לעומת קצב צמיחת התוצר
קצב הצמיחה
גידול ריאלי בהוצאה
8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
-1.0%
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018

* הגידול הראלי מחושב על בסיס השינוי השנתי הממוצע במדד המחירים לצרכן, ובכלל זה הערכות לשנים 2017 ו-2018. הגידול בשנת 2017 אינו כולל שינוי טכני בתקציב הביטחון, שבגינו נרשמו כ-9 מיליארד ש״ח (כ-2.6 אחוזים מתוך 7.4 אחוזים הגידול הראלי באותה שנה) כהוצאה מותנית בהכנסה, ולכן אינם כלולים בתקציב. בשנים קודמות ייתכנו סטיות מהגידול הראלי בפועל בשל שינויים רישומיים. מקור: משרד האוצר, הלמ״ס

בבחינת התפתחות רכיבי התקציב בשנים האחרונות בולטת הירידה בחלקה של ההוצאה על ריבית מסך התקציב, מרמה של 14.6 אחוזים ל-10.6 אחוזים מהתקציב, ירידה ראלית מצטברת של כ-4.9 אחוזים לאורך תקופה זו (ירידה של 0.7 אחוז ממוצע בשנה). ירידה זו נבעה משיפור ביחס החוב תוצר ומירידת שיעורי הריבית על החוב החדש. נקודה זו ממחישה את החשיבות שבפינוי מקורות שאינם תורמים לצמיחה ולרווחת התושבים בתוך מסגרת התקציב לצורך הרחבת שירותים ציבוריים חיוניים ומעודדי צמיחה. ההוצאות על ריבית אמנם מוכתבות בטווח הקצר על ידי תנאי השוק וצורכי המימון הכוללים, באופן שלמדינה אין שיקול דעת קונקרטי בהחלטה על הקצאת הכמויות, אך ניהול מדיניות תקציבית נכונה בטווח הבינוני והארוך הוא בעל חשיבות עליונה לשליטה על הוצאות אלו ולצמצומן למינימום ההכרחי.

במקביל, הגידולים המרכזיים חלו בהוצאות על בריאות, חינוך והשכלה גבוהה ורווחה. הגידול הראלי המצטבר הממוצע בתחומים אלו היה 59.2 אחוזים לאורך עשר השנים האחרונות, ממוצע גידול של 4.7 אחוזים בשנה.

התפלגות תחומי ההוצאה המרכזיים מסך ההוצאה התקציבית, 2018–2005

תקציב מקורי, מיליארדי ש״ח, מחירים שוטפים

מקור: משרד האוצר

התבוננות על נתוני החשבונאות של הממשלה הרחבה, הכוללים את כלל ההכנסות וההוצאות של המגזר הציבורי (כולל ביטוח לאומי, מוסדות לאומיים, מלכ״רים ציבוריים ורשויות מקומיות), מאפשרת תמונת מבט מקיפה יותר על מגמות פיסקליות לאורך השנים לעומת בחינה של תקציב המדינה בלבד.

כאשר בוחנים לאורך זמן את חלוקת ההוצאה הציבורית בין רכיביה המרכזיים, ניכר כי בשנים 2006–2009 נרשמה עלייה משמעותית (כ-4 נקודות אחוז) במשקל ההוצאה האזרחית בהוצאה הציבורית. עלייה זו נבעה בעיקר מקצב גידול מהיר של ההוצאה האזרחית לצד קצב גידול נמוך של ההוצאה הביטחונית על רקע ההתייצבות במצב הביטחוני. בשנים 2010–2013 נמשכה מגמת הגידול במשקל ההוצאה האזרחית, אולם קצב הגידול ירד באופן משמעותי. בשנים 2014–2016 נרשמה התייצבות של משקל ההוצאה האזרחית, וככל הנראה מבצע "צוק איתן" תרם, לפחות באופן חלקי, להתייצבות, שכן משקל ההוצאה הבטחונית בסך ההוצאה הציבורית טיפס בשנה זו. חזרה למגמת ירידה בהיקף הוצאות הביטחון בשנים הקרובות תלויה במידה רבה בנכונות הממשלתית לעמוד בסיכום הרב-שנתי שנחתם עם משרד הביטחון בסוף שנת 2015, ותוקפו לחמש שנים, כמו גם בהתפתחויות הגאו-פוליטיות באזור ורמת האיום הביטחוני המידי לתושבי ישראל.

הגידול בהוצאה הציבורית בעשור האחרון


הוצאות הריבית
ההוצאה הביטחונית
ההוצאה האזרחית
משקל ההוצאה האזרחית בסך ההוצאה הציבורית
500,000
450,000
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
80%
78%
76%
74%
72%
70%
68%
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015

מקור: הלמ"ס

אחת התופעות המרכזיות של שני העשורים האחרונים היא צמצום ההוצאה הציבורית ביחס לתוצר בכ-10 אחוזים. צמצום זה התאפשר הודות לירידה בהיקף הוצאות הביטחון ולפינוי המקורות מהוצאות הריבית, שירדו משמעותית לאורך זמן. לצד ההתייצבות בהוצאות הביטחוניות, קיים ספק באשר ליכולתה של הממשלה להמשיך ולצמצם את הוצאות הריבית, אשר נבעו במידה רבה מסביבת הריבית העולמית הנמוכה וכן מהירידה החדה בהיקף החוב הציבורי בישראל, מגמה שהואטה בשנים האחרונות וצפויה אף לעצור זמנית בשנים 2017 ו-2018, לנוכח היקף הגירעון המתוכנן.

התפתחות רכיבים עיקריים בהוצאה הציבורית


ריבית
ביטחונית
אזרחית
ציבורית
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015

מקור: הלמ"ס

עקרונות המדיניות התקציבית

מסגרות התקציב נקבעות בהתאם לכללים הפיסקליים הקבועים בחוק. שני הכללים הקבועים בחוק הם: מגבלת הגידול בהוצאה הקובעת את סך ההוצאה התקציבית בכל שנה וכלל תקרת הגירעון הקובע מהו הגירעון התקציבי המרבי כאחוז מהתוצר המשמש לתכנון התקציב השנתי.

בעקבות קשיים בעמידה בשני הכללים הקבועים בחוק, כאמור לעיל, החל משנת 2016 הוחל כלל ה"נומרטור". זהו מנגנון רב-שנתי המגביל את יכולתה של הממשלה לקבל החלטות תקציביות חדשות מחוץ לתהליך אישור התקציב ללא מציאת מקור מתאים. מנגנון ה"נומרטור" צפוי לחזק את השקיפות ואת יכולת השליטה בהתחייבויות לשנים עתידיות, וכפועל יוצא מכך – את עמידות המסגרות התקציביות ואת היעדים הפיסקליים בטווח הבינוני.

כבר במהלך עשרת החודשים הראשונים של 2016 המנגנון הוכח כיעיל, גם אם יצר דינמיקה שונה מעט בתהליך אישור תקציב המדינה עצמו, שהפך כעת לבמה היחידה שדרכה ניתן להקצות משאבי ציבור. עם זאת, הסתגלות עבודת הממשלה והכנסת למנגנון הרב-שנתי הוא תהליך מתמשך, ששיא פירותיו צפוי להבשיל רק בטווח הבינוני. בטווח הקצר, בהמשך למגמה של השנים האחרונות, שכללה עדכון תכוף של הכללים הפיסקליים באופן שפגע ביציבות המערכת ובאמינותה, נוצר צורך לעדכנם גם עבור שנות התקציב 2017 ו-2018, כמפורט בהמשך.

- **כלל מגבלת הגידול בהוצאה** – לאחר כחמש שנים שבהן הוחל כלל שקבע גידול ראלי קבוע בהוצאה, לקראת תקציב המדינה לשנת 2009 נקבע כי מגבלת הגידול בהוצאה תתבסס על נוסחה המשקללת את ממוצע הצמיחה לאורך עשור ביחס שבין יחס החוב תוצר בפועל לבין היעד של יחס החוב תוצר לטווח הבינוני. ואולם, כיוון שחלק ניכר מהצמיחה בעשור הקודם נבע מהגידול המהיר באוכלוסייה בגילאי העבודה, דינמיקה שהתהפכה בשנים האחרונות והקטינה את פוטנציאל הצמיחה של המשק, לקראת תקציב 2015–2016 תוקן כלל מגבלת ההוצאה ונקבע כי הגידול המותר בהוצאה התקציבית יעמוד על ממוצע קצב גידול האוכלוסייה בשלוש השנים האחרונות בתוספת היחס שבין יעד חוב תוצר לטווח הארוך של 50 אחוזים לבין יחס חוב תוצר בפועל. כלל הוצאה זה הביא לכך שקצב הגידול הראלי בהוצאה תוכנן לעמוד על כ-2.7 אחוזים בשנה. בפועל, בשל הצטברות התחייבויות עבר וההסכמים הקואליציוניים נוצר צורך להגדיל את בסיס ההוצאה החל משנת 2017 ב-2 אחוזים נוספים (בנוסף לגידול הפרמננטי של 2 אחוזים בשנת 2015) ובשנת 2018 יתווסף 0.4 אחוז שיהיה בתוקף עבור 2018 ו-2019 בלבד.

לנוכח התפתחויות בלתי צפויות במדד המחירים לצרכן בשנים האחרונות, שגרר צורך לתקן את בסיס התקציב לשנים קדימה על סמך סטיות תחזית משנים עברו (תיקון שהיה קשה מאוד להוציאו לפועל ולכן לא קרה), עלה הצורך לבחון מחדש את מידת התאמתו של כלל הוצאה ראלי לאופן הניהול של תקציב המדינה. במסגרת תקציב 2017 ו-2018 הוחלט שכלל ההוצאה יהיה נומינלי בטווח הקצר, ויכלול מנגנון התכנסות למדדי המחירים שהיו בפועל שנים אחורה (על מנת למנוע גידול ראלי בלתי רצוי בטווח הבינוני). המנגנון קובע שהחל משנת 2019 יוצמד הגידול המותר למרכז יעד האינפלציה של בנק ישראל (2 אחוזים) ובשנים הבאות יכנס בהדרגה את הסטיות שחלו בפועל מיעד זה על פני שלוש שנים. בטווח הבינוני והארוך (לאחר שלוש שנים מהחלתו), המנגנון יתכנס לממוצע שלוש השנים האחרונות של מדדי המחירים לצרכן האחרונים שפורסמו.

- **כלל תקרת הגירעון** – בעקבות התיקונים לצד ההוצאה ולצד ההחלטה להוריד מסים בתקציב לשנים 2017 ו-2018, נוצר צורך בתיקון כלל תקרת הגירעון פעם נוספת, שמהותו דחיית תוואי ההפחתה בשנתיים. בהתאם לכך נקבע כי תקרת הגירעון לשנים 2017 ו-2018 תוגדל ותעמוד על 2.9 אחוזים תוצר במקום 2.5 אחוזים ו-2.0 אחוזים בהתאמה. לאחר מכן יוחל תוואי הגירעון הפוחת שתוכנן במקור, ולפיו תקרת הגירעון לשנת 2019 תעמוד על 2.5 אחוזים ובהמשך תהיה ירידה של 0.25 האחוז בכל שנה עד ל-1.5 אחוז בשנת 2023. בהתאם לתוואי החדש תקרת הגירעון תעמוד על 1.5 אחוז מ-2023 ואילך. בעוד שבשנתיים הקרובות צפויה התייצבות ביחס החוב תוצר בשל דחיית מתווה הפחתת הגירעון, החזרה לתוואי הפוחת החל מ-2019 חיונית לחיזוק יציבותו של המשק, ועמידה בו תאפשר ירידה של יחס חוב תוצר לכ-60 אחוזים לקראת אמצע העשור הבא, בהנחה שהצמיחה בשנים הקרובות תהיה קרובה לפוטנציאל הצמיחה של המשק, העומד על כ-3 אחוזים. אי-שמירה על המתווה עשויה להביא להידרדרות ביחס חוב תוצר של ישראל כבר בטווח הבינוני-קצר, לפגיעה נוספת באמינות הפיסקלית של הממשלה ולצמצום ניכר של מרחב הפעולה של הממשלה להגיב במקרה של משבר כלכלי נוסף. התפתחות מעין זו תחריף את השפעתו השלילית של המשבר ותגבה מחיר כלכלי וחברתי כבד יותר בהתמודדות עמו.

התרשים שלהלן מציג סימולציה של התפתחות יחס חוב תוצר עד סוף העשור, לפי שלושה תרחישי גירעון ובהנחת צמיחה הדומה לפוטנציאל הצמיחה של המשק בטווח הבינוני (כ-3 אחוזים). התרחיש הראשון הוא שהגירעון התקציבי יישאר על 2.9 אחוזים, בדומה לגירעון שנקבע במקור לשנים 2015 ו-2016, תרחיש המוביל לקיפאון ביחס חוב תוצר בשנים הבאות ולזינוק במקרה של זעזוע כלכלי (תרחיש זה אינו מופיע בתרשים). התרחיש השני מניח שהממשלה תעמוד במגבלת ההוצאה, אך לא ייעשו התאמות נוספות בצד ההכנסות, תרחיש שבו הגירעון יורחב

בשנים הראשונות ויצטמצם בקצב אִטי ביותר בהמשך, ולפיכך יוביל לעלייה ביחס חוב תוצר בשנים הראשונות ולאחריה להתמתנות. התרחיש השלישי מניח עמידה במתווה הגירעון החדש שנקבע, תרחיש המאפשר ירידה של יחס חוב תוצר אל מתחת ל-60 אחוזים לקראת אמצע העשור הבא.

סימולציה ליחס חוב תוצר לשנים 2015–2025 לפי תרחישי גירעון שונים


תרחיש לפי עמידה ביעד גרעון
תרחיש גירעון המייצב את יחס החוב תוצר
תרחיש ירידה בהכנסות וגירעון תוצאתי
70%
65%
60%
55%
50%
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025

מקור: משרד האוצר

לצד הכללים הפיסקליים הפועלים לשמירה על היציבות הפיסקלית, להרכב התקציב יש השפעה ניכרת על יציבות המשק, על צמיחתה העתידית של כלכלת ישראל ועל היקף השירותים שהמדינה מספקת לאזרחיה. בהתאם לכך, התקציב נבנה על בסיס סדרי עדיפויות המאפשרים מיקוד של התוספות בהתאם ליעדי המדיניות הכלכלית, פינוי מקורות וביצוע ההתאמות הנדרשות באופן הנכון ביותר מבחינה כלכלית. ואולם, מדי שנה מצטבר גידול בסך ההתחייבויות של הממשלה כתוצאה משילוב של תכניות הוצאה קיימות ומתכניות חדשות שעליהן מחליטה הממשלה. לצד גידול זה בסך ההתחייבויות לא מתקיימת בחינה מחודשת ושיטתית של ההתחייבויות הקודמות ושל התכניות הקיימות מזה שנים. היעדרה של בחינה מחודשת של הוצאות קיימות מובילה לפגיעה ביכולתם של משרדי הממשלה לפעול בהתאם לסדרי העדיפויות שלהם ולשפר הישגים בתכניות קיימות נחוצות.

סקירת הוצאות (Spending Review) היא כלי מקובל במדינות המפותחות המבקש להתמודד עם בעיות אלו באמצעות בחינה שיטתית של הוצאות קיימות. בחינה זו מאפשרת לפתח אמצעים לחיסכון בהוצאות או להגדלת היעילות של הוצאות הממשלה. ככלל, מטרתו של תהליך זה היא ליצור מרווח פיסקלי ליישום תכניות חדשות, ובכך לאפשר התאמה

של פעילות הממשלה לסדרי עדיפויות משתנים ללא פגיעה ביציבות הפיסקלית. כמחצית ממדינות ה-OECD עושות שימוש בסקירת הוצאות ככלי להשגת מטרות אלו.

בשנת 2016 החל לראשונה בישראל תהליך של סקירת הוצאות. הוועדה המרכזית לסקירת הוצאות פרסמה נוהל לביצוע הליך ראשוני לסקירת הוצאות לשנת התקציב 2017. נוהל זה הזמין את כלל משרדי הממשלה להגיש הצעות לתכניות המתאימות להליך סקירת הוצאות וקבע יעד התייעלות בגובה 0.2 אחוז מבסיס תקציב המשרדים הכולל שאליו נדרשים המשרדים להגיע עד שנת 2019 לכל המאוחר.

הוועדה דנה בכלל ההצעות שהוגשו לידיה ואישרה מתוכן את התכניות המתאימות להליך סקירה, בהתאם לקריטריונים שנקבעו בנוהל. על בסיס ניתוחי משרדי הממשלה הובאו בפני הוועדה הערכות מקצועיות הכוללות: פירוט של ההוצאות בגין התכנית, מדדי ההצלחה לבחינת הישגי התכנית, הצעות לאסטרטגיות שינוי ודרכי מימושן וכן הערכות לגבי שיעור החיסכון העתידי כתוצאה מביצוע הליך ההתייעלות. כמו כן, בהתאם לצורך הציגו משרדי הממשלה את היקף המשאבים והסיוע הדרוש מהוועדה לצורך מימוש תכניות ההתייעלות השונות.

עבור התכניות אשר ועדת סקירת ההוצאות המליצה להתחיל ליישמן, מתבצע בימים אלו הליך של בניית מתווה התייעלות מפורט. מתווה ההתייעלות כולל התחייבות של המשרדים בנוגע ללוחות זמנים, אבני דרך ותוצרי התייעלות וכן התחייבות וסיוע מטעם ועדת סקירת ההוצאות במשאבים, בכפוף להוכחת צורך מוכח. מתווה זה יאושר בוועדת סקירת ההוצאות תוך קביעת מועדי דיווח לוועדה על אודות ההתקדמות ביישום המתווה ופרסום פומבי של עמידה באבני דרך עיקריות בתהליך. המשמעויות התקציביות של תהליך סקירת ההוצאות שבוצע יבואו לידי ביטוי החל מתקציב 2017 ואילך, ובכוונת משרד האוצר לקדם הליך סקירת הוצאות נוסף לקראת שנת 2018.

ההתכנסות למסגרות הפיסקליות

ההוצאה התקציבית לשנת הכספים 2017 לחישוב מגבלת ההוצאה עומדת על כ-359.7 מיליארד ש״ח. הגידול הנומינלי בהוצאה התקציבית לשנת 2017 עומד על כ-6.0 אחוזים ביחס לתקציב 2016 (בהתעלם מתיקון טכני באופן רישום הסיוע האמריקני).

גידול זה של כ-20.9 מיליארד ש״ח מורכב מתוספת ראלית של כ-9.5 מיליארד ש״ח (בהתאם לכלל ההוצאה), מהצמדת מחירים של כ-3.7 מיליארד ש״ח בגין עדכון התקציב למחירי 2017, מניכוי הוצאה חד-פעמית (קופסה) בסך של כ-0.8 מיליארד ש״ח ומחריגה ממגבלת ההוצאה המתווספת לבסיס התקציב בסך של כ-8.6 מיליארד ש״ח . כמו כן, חישוב מגבלת ההוצאה לשנת 2017 כולל שינוי באופן הרישום של הסכם הסיוע האמריקני המוביל להקטנה של ההוצאה המותרת, באופן שאינו משפיע על הגירעון התקציבי, בהיקף של כ-8.9 מיליארד ש״ח בבסיס התקציב.

ההוצאה התקציבית לשנת הכספים 2018 לחישוב מגבלת ההוצאה עומדת על כ-376.7 מיליארד ש״ח. הגידול הנומינלי בהוצאה התקציבית לשנת 2018 עומד על כ-4.7 אחוזים ביחס לתקציב 2017. הגידול הנומינלי מורכב מתוספת ראלית של כ-10.1 מיליארד ש״ח (בהתאם לכלל ההוצאה), גידול מחירים של כ-5.4 מיליארד ש״ח בגין עדכון התקציב למחירי 2018 ומחריגה לא קבועה ממגבלת ההוצאה של כ-1.6 מיליארד ש״ח.

הגירעון החזוי לשנת הכספים 2017 יעמוד על כ-2.9 אחוזי תוצר, זאת בהנחת צמיחה ראלית של 2.7 אחוזים בשנת 2017 (התוצר הנומינלי החזוי לשנת 2017 הוא כ-1,250 מיליארד ש״ח). הגירעון החזוי לשנת הכספים 2018 יעמוד על כ-2.9 אחוזי תוצר, זאת בהנחת צמיחה של 2.8 אחוזים (התוצר הנומינלי החזוי לשנת 2018 הוא כ-1,307 מיליארד ש״ח).

כחלק מהצעת התקציב ועל מנת לעמוד במסגרת הפיסקלית, הממשלה נדרשת לבצע בשנות הכספים 2017 ו-2018 התאמות הן בצד ההוצאה והן בצד ההכנסה בהיקף של כ-8.3 ו-13.5 מיליארד ש"ח בהתאמה.

לשם גיבוש ההמלצה בדבר ההתאמות המוצעות בצד ההוצאה ובייחוד בצד ההכנסה לצד שיקולי ישימות, נבחנו פרמטרים שונים, כגון: היעילות הכלכלית, התרומה לתיקון עיוותים בהקצאת המקורות במשק, התרומה לצמיחה והתרומה לחיזוק אוכלוסיות חלשות ולצמצום פערים.

הצעדים המרכזיים המוצעים בצד ההוצאה הם: התייעלות רוחבית במשרדי הממשלה, העברת רווחים צבורים ממפעל הפיס וכן דחייה בחצי שנה של הסכם השכר עם ההסתדרות. הצעדים המוצעים בצד ההכנסה הם: מס ריבוי נכסים, הפחתת הטבת המס על הפקדת המעביד לכספי פיצויים לארבע פעמים השכר הממוצע, השוואת תשלומי המסים והביטוח הלאומי של חברי קיבוצים לאלו של שאר האוכלוסייה, משיכת תמלוגים מרשות התעופה, גביית דיווידנדים מחברה ממשלתית, מיסוי חברות ארנק וכן הפחתת תקרת פטור מיסוי הימורים.

בנוסף, לצורך שמירה על יעד הגירעון הוחלט על הקדמת הפרשה לקרן מס רכוש בהיקף של 0.75 מיליארד ש"ח מכל אחת מהשנים 2017 ו- 2018 לשנת 2016.

הגידולים הבולטים בתקציב המדינה לשנות הכספים 2017 ו-2018 נקבעו בהתאם לסדרי העדיפויות של הממשלה והם כוללים:

- גידול בתקציב משרד הביטחון בהיקף של כ-7.1 מיליארד ש"ח בשנת 2018 לעומת שנת 2016 (בהתעלם מתיקון הרישום הטכני בתקציב הסיוע האמריקני);
- גידול בתקציב משרד הבריאות בהיקף של כ-5.9 מיליארד ש"ח בשנת 2018 לעומת שנת 2016;
- גידול בתקציב משרד התחבורה בהיקף של כ-5.1 מיליארד ש"ח בשנת 2018 לעומת שנת 2016;
- גידול בתקציב הביטוח הלאומי בהיקף של 4.6 מיליארד ש"ח בשנת 2018 לעומת שנת 2016;
- גידול בתקציב משרד החינוך בהיקף של כ-4.4 מיליארד ש"ח בשנת 2018 לעומת שנת 2016;
- גידולים ניכרים בתקציב המשרד לביטחון הפנים ובתקציב משרד הרווחה.

גידולים בולטים בתקציב המדינה לשנת 2018 בהשוואה לשנת 2016

במחירים שוטפים

משרד הבינוי והשיכון	משרד הבריאות	פנים ורשויות מקומיות	משרד התחבורה	המשרד לביטחון הפנים	משרד הרווחה	העברות לביטוח לאומי	ביטחון*	חיילים משוחררים	גמלאות ניצולי השואה	השכלה גבוהה	משרד החינוך
28.4%	21.1%	20.5%	20.1%	13.8%	13.7%	13.2%	11.9%	9.1%	7.5%	7.5%	6.8%

*בניכוי התיקון הרישומי

מקור: משרד האוצר

שינויים במדיניות המסים

גביית המסים בישראל היא המקור העיקרי להכנסות המדינה. האופן שבו מבוצעות שומה, ביקורת ואכיפת הגבייה משפיע באופן ישיר על הכנסות המדינה.

בשנים האחרונות נמצא כי קיימת שחיקה בהכנסות הציבוריות כתוצאה מגידול בתופעה של הלבנת הון, העלמות מסים ושימוש גובר בתכנוני מס אגרסיביים לא ראויים, המנצלים פרצות ושטחים אפורים בחקיקת המס, זאת לשם קבלת זכאות בהטבות מס בניגוד לרוח החוק ולכוונת המחוקק. כלומר, קיים פער משמעותי בין הפעילות הכלכלית המדווחת לבין הפעילות הכלכלית בפועל (להלן – "הכלכלה השחורה").

לכן, נוסף על הרחבת בסיס המס באמצעות ביטול פטורים, קיימת חשיבות רבה בהגברת האכיפה ובהתמודדות עם "הכלכלה השחורה" במדינת ישראל. צמצום הפער בין הפעילות המדווחת לפעילות בפועל, לצד אכיפה יעילה יותר, צפויים להביא להגדלה משמעותית של בסיס המס בישראל, ולפיכך גם להגדלת המקורות שבידי הממשלה, כמו גם ליצירת מערכת מס צודקת ושוויונית יותר, שכן בכך יצטמצם היתרון התחרותי של עסקים מעלימי מס על פני עסקים שומרי חוק.

בשנת 2013 אושרה תכנית להגברת האכיפה בתחום המסים שכללה שכלול סמכויות רשות המסים, תוספת כוח אדם ותוספת תקציב. בנוסף, במסגרת התכנית הכלכלית לשנים 2016–2015 בוצע טיפול בבעיות מבניות במערכת המס, על מנת להביא לצדק חלוקתי ולמזעור תופעות הפוגעות בגביית המסים והפוגעות כתוצאה מכך גם במעמד הביניים

המשלם מסים. פעולות אלה כללו, בין היתר, הטלת חובת דיווח לרשות המסים בעת ביצוע פעולה המנוגדת לעמדת רשות המסים ומייצרת יתרון מס; שינוי אופן הדיווח לרשות המסים לדיווח מקוון; מיסוי הכנסות הנובעות מתשלומי "אי-תחרות"; תיקון לחוק איסור הלבנת הון שיאפשר העברת מידע מהרשות לאיסור הלבנת הון לרשות המסים ומתן אפשרות לקבוע שומה חלקית תוך השארת האפשרות לביצוע שומה מלאה על הנישום; וביטול מתן אפשרות לחברת ביטוח לתבוע כהוצאה שוטפת סכומים ששולמו לסוכן כעמלה. כמו כן, בשנת 2016 אושר כי עבירת מרמה לפי פקודת מס הכנסה (סעיף 220) תוגדר כעבירת מקור לפי חוק איסור הלבנת הון. תיקון זה יאפשר שיפור בפעולות אכיפת מס והקטנת היקף הלבנת ההון בישראל.

במסגרת התכנית הכלכלית לשנים 2017 ו-2018 מקודמים תיקוני חקיקה נוספים לצורך טיפול בהעלמות מס והגברת המאבק בהון השחור וכן תיקונים המטפלים בבעיות מבניות במערכת המס שטרם טופלו. תיקונים אלו כוללים בין היתר תיקון חוקי המס באופן שימנע מיחידים להשתמש במנגנון של רישום כחברה לשם הימנעות מתשלום מס אמת (חברת ארנק), הגדרת חזקה הניתנת לסתירה בנוגע להגדרת תושבותה של חברה, הסדרת אופן הרישום והדיווח של תאגידים בין-לאומיים, הסדרת אופן הפחתת נכסים בלתי מוחשיים לצורכי מס, הקמת מנגנון מקוצר לחיוב מס שבח בעת מכירת דירות מגורים וכן הסדרת ההכרה בהוצאות המימון.

כמו כן, על שולחנה של ועדת חוקה, חוק ומשפט מונחת הצעת חוק שמטרתה להקטין את השימוש במזומן במשק הישראלי, בדומה לתהליכים המתגבשים בעולם.

בעקבות המשך המגמה של גביית מסים חריגה גם בשנת 2016 לעומת התחזית (שהובילה לעדכון תחזית ההכנסות ממסים כלפי מעלה בכ-5 מיליארד ש"ח, ראה פרק ה'), הוחלט להמשיך בתוואי הפחתות המסים גם במסגרת תכנית התקציב הקרובה. הפחתות אלו צפויות לעודד את הצמיחה על ידי הקטנת התמריצים השליליים לעבודה ולהרחבת פעילות כלכלית על ידי חברות, כמקובל בתאוריה הכלכלית. ההחלטה כוללת הפחתה מדורגת של מס החברות באחוז נוסף בכל אחת מן השנים 2017 ו-2018, עד לשיעור של 23 אחוזים (מרמה של 25 אחוזים כיום, לאחר ההפחתה שבוצעה בשנת 2016).

בנוסף, וכחלק מראייה כוללת של מערכת המס, הופחתו גם מדרגות מס ההכנסה לכל אורכן, באופן שישמר את השקילות בין מדרגות המס העליונות למס האפקטיבי שישולם על ידי בעלי חברות, וכן יאפשר בסופו של דבר הקלת נטל המס מעט יותר, באופן יחסי, לשכבות התחתונות. מהלך זה מתאפשר גם הודות לשינוי משלים במס ההכנסה, שעיקרו העלאת מס הייסף (מס שולי נוסף שמוטל על סך הכנסתו של אדם מכלל המקורות, מעל לשווי כולל מסוים של נכסיו) מ-2 אחוזים כיום ל-3 אחוזים, והפחתת רף שווי הנכסים הכולל שמעליו תחול החבות במס זה.

העלות השנתית הכוללת של מהלך הפחתת המסים צפויה להסתכם בכ-2.8 מיליארד ש"ח. 1.9 מיליארד ש"ח מהם יבשילו ב-2017 (1 מיליארד עלות הפחתת מס ההכנסה נטו, ועוד כ-900 מיליון ש"ח עלות הפחתת אחוז במס החברות), ו-900 מיליון ש"ח נוספים יבשילו בשנת 2018, עם הורדה נוספת של אחוז במס החברות. בנוסף, מתוכננת הקדמת מחצית מההפרשה המיועדת לקרן מס רכוש בשנים 2017 ו-2018 לשנת 2016 (מיליארד וחצי ש"ח), ופריסת המחצית הנוספת באופן שווה על פני שתי השנים.

הסדרת מיסוי קיבוצים וחברי קיבוץ עבור רשות המסים והביטוח הלאומי

הנוף ההתיישבותי בישראל כולל סוגים שונים של יישובים. בין הייחודיים שבהם – הקיבוץ והמושב השיתופי. יישובים אלה, שהקמתם החלה עוד לפני קום המדינה, התבססו על מאפיינים שונים וחריגים מאלו של יישוב עירוני רגיל, בהם שיתופיות ושוויון הן בצריכה והן בבעלות של הכלל בקניין וכן בתחומי ההתיישבות והעבודה. ייחודם של יישובים אלה

הצדיק בזמנו את קיומה של מערכת כללי מיסוי המתאימה להם בלבד, וכך נקבעה ההתייחסות המיוחדת בפקודת מס הכנסה, ובחוק הביטוח הלאומי נקבעו כללים והסדרים שונים לגבי מעמדו של הקיבוץ הן בתחום גביית דמי הביטוח והן בזכאות לגמלאות.

המשברים אשר פקדו את הקיבוצים ואת המושבים השיתופיים במהלך שנות ה-80 וה-90, הטביעו את חותמם בצורה משמעותית על אופיים של הקיבוצים והמושבים השיתופיים, וכיום במרבית הקיבוצים האופי אינו שוויוני כבעבר.

במסגרת התכנית הכלכלית מבוצע תיקון לאופן המיסוי של הקיבוצים וחברי הקיבוץ, כך שתיעשה הבחנה בין הקיבוץ השיתופי לבין הקיבוץ המתחדש. במקום שבו קיים פער מהותי בין הכנסות החברים, משמע הקיבוץ אינו קיבוץ שיתופי באופן מלא, אופן המיסוי יהיה בדומה לזה של תושבים אחרים במדינה.

לעניין הקיבוץ השיתופי התבצעו התאמות למודל הניסוי בהתאם לשינויים שחלו מאז גיבושו.

ייעול שוק ההימורים החוקיים בישראל והקצאת הרווחים לציבור

בחודש אוקטובר 2015 מינה שר האוצר את המנהל הכללי של משרד האוצר לעמוד בראש הוועדה לבחינת ייעול שוק ההימורים ומודל הקצאת הרווחים ממנו (להלן – הוועדה). הוועדה נתבקשה לבחון האם ניתן לייעל את הוצאות התפעול של מפעל הפיס והמועצה להסדר ההימורים בספורט (להלן – הגופים), את השפעת גודלו של שוק ההימורים החוקיים בישראל, את השלכותיו החברתיות-כלכליות של שוק זה ואת מנגנוני הקצאת הרווח של הגופים, ולהמליץ על מכלול כיווני פעולה בשוק ההימורים החוקיים אשר ייושמו במהלך שנת 2016. הוועדה ערכה ניתוח עומק של הגופים המפעילים את ההימורים החוקיים בישראל, ערכה השוואות בין-לאומיות עם מדינות מפותחות בעולם וכן קיימה פגישות עם נציגים מכלל הגורמים הרלוונטיים לנושא. בעקבות הניתוחים והפגישות שנערכו כאמור, מצאה הוועדה לנכון להמליץ כי שר האוצר יקבע בחקיקה ובהיתר מפעל הפיס הגבלות על היקף התקורות של הגופים, הגבלה על היקפו של גודל שוק ההימורים החוקיים, ביטול של משחקים בעלי פוטנציאל התמכרות גבוה וכן שינויים נוספים. יישום השינויים האמורים, אשר נכללים במסגרת התכנית הכלכלית לשנים 2017 ו-2018, יפחית את הוצאות התפעול של הגופים, כך שהחלק המועבר מדי שנה לשימושים ציבוריים יגדל וכן יצמצם באופן ניכר את ההשפעות השליליות של שוק ההימורים החוקיים בישראל.

חתימת סיכום תקציבי עם משרד הביטחון

מזה שנים, הרכב תקציב המדינה מצוי בעימות בין הדרישה להגדלת ההוצאות הביטחוניות לבין צורכי המשק והשירותים האזרחיים. כך נמצא כי בשנים האחרונות נוצר פער מבני הולך וגובר בהרכב תקציב הביטחון בשל גידול שאינו בר-קיימא בהוצאות כוח אדם (בעיקר גמלאות, שכר ושיקום) אשר נוגסות בתקציבים המופנים לליבת העיסוק הצבאי – התעצמות ושמירה על כשירות ומוכנות. על רקע זה, בנובמבר 2015 נחתם בין משרדי האוצר והביטחון סיכום עקרונות תקציבי לתקציב הביטחון לשנים 2015–2020 (להלן – הסיכום התקציבי), ובמאי 2016 נחתם סיכום עקרונות לאופן יישום הסיכום התקציבי. הסיכום התקציבי מייצר יציבות תקציבית לתקציב הביטחון, המאפשרת הנהגת תכנית רב-שנתית לצה"ל לחומש הקרוב, לצד שינויים מבניים שמטרתם התייעלות, פינוי משאבים משקיים והבטחת מענה תקציבי מספק לליבת העיסוק הצבאי.

להלן עיקרי הסיכום התקציבי:

- קיבוע מתווה תקציב רב שנתי לשנים 2016–2020.
- קיבוע תקציב ההוצאה על שכר וגמלאות.

- יישום מודל קבע חדש כלהלן:
  - שינוי מודל הקצונה והוספת "שער ארגוני שני" (בגיל 35 וותק של 14 שנים לפחות) שבמסגרתו ישוחררו קצינים בהתאם למכסות שנתיות.
  - שמירה על אוכלוסיית הקצינים כשדרה פיקודית תוך הצערת הארגון, כך שגיל הפרישה של קצינים יעמוד על 42 שנים לכל המוקדם, וגיל הפרישה הממוצע יעמוד על 43 שנים.
  - שמירה על אוכלוסיית הנגדים כאוכלוסייה מקצועית בכל המערכים. עקב זאת יעלה גיל הפרישה של הנגדים ל-53.
  - קיבוע שיאי כוח אדם לפי דרגות.
  - אזרוח תפקידים, בהתאם למכסות אזרוח שנתיות, אשר אינם נמצאים בליבת העשייה הצבאית.
  - קביעת מכסות פרישה שנתיות לקצינים ולנגדים.
  - הפחתת קצבת הפנסיה הממוצעת המשולמת לקצינים, כך שלא תעלה על 12 אלף ש"ח.
  - עיגון הסכם פנסיה צוברת בתקנות ותחימת פנסיית גישור, כך שלא תעלה על הפנסיה התקציבית המשולמת לפרט.
- קיבוע תקציב המו"פ ושמירת ערכו הראלי על פני שנים.
- קיצור שירות החובה לשנתיים וחצי החל ממתגייסי יוני 2020.
- העלאת דמי הקיום לחיילי החובה ב-50 אחוזים.
- שקיפות
  - קיום שקיפות מלאה בין המשרדים.
  - מתן גישה ישירה ומלאה באופן שוטף למשרד האוצר, על כלל אגפיו, לכלל הנתונים הקיימים במשרד הביטחון ובצה"ל הנוגעים לתקציב, לרבות נתוני שכר וגמלאות, כ"א, דוח שינויים והרשאה להתחייב.
  - העברת דו"ח פרויקטלי רבעוני של הפרויקטים בעלי העלות התקציבית הגבוהה ביותר של מערכת הביטחון.
- שיקום ומשפחות
  - יישום העקרונות של המלצות ועדת גורן.
  - עיגון ההטבות בנושא שיקום בחוק.
  - הקמת מועצה ציבורית לשיקום נכים ומשפחות.
  - הפרדת תקציב השיקום והמשפחות מתקציב הביטחון.

הפחתת נטל הביטחון

משרד הביטחון עושה שימוש במשאבים לאומיים מבלי להפנים את נטל הביטחון הנוצר נוכח העלות האלטרנטיבית למשאבים אלו, בכללם: כוח אדם, קרקעות, תדרים.

- **שירות החובה** – שירות החובה בישראל עומד כיום על 24 חודשים לנשים ועל 32 חודשים לגברים. מבחינה השוואתית מדובר בשירות חובה מהארוכים בעולם. העלות האלטרנטיבית של זמנו של חייל החובה גבוהה בהרבה מעלות שירותו בצה״ל – עלות הנובעת בעיקר מהשפעת שירות החובה על שוק העבודה, ונאמדת בכ- 4.3 אחוזים תוצר בשנה. בהתאם לסיכום התקציבי, בהחלטת הקבינט מיום 11 באוגוסט 2016 הוחלט על קיצור שירות החובה לגברים ל-30 חודשים החל ממתגייסי יוני 2020.
- **קרקעות** – צה״ל מחזיק בכ-39 אחוזים מכלל הקרקעות של מדינת ישראל. מתוך מתקנים הממוקמים במרכזים עירוניים, חלק הארי ממוקם באזורי ביקוש לדיור. על רקע זה מבוצעים שני פרויקטים מרכזיים שמטרתם פינוי קרקעות לדיור: מעבר בסיסי אמ״ן ותקשוב לנגב ופרויקט שוה״ם – פינוי כלכלי של בסיסי צה״ל מאזורי ביקוש (החלטת ממשלה 2392 מיום 4 בינואר 2015). הצעדים האמורים עתידים להוביל לשיווק של כ-60,000 יחידות דיור באזורי ביקוש.
- **מגבלות תכנון** – צה״ל מטיל מגבלות שימוש על כ-40 אחוזים מכלל קרקעות מדינת ישראל (מעבר לקרקעות אשר באחזקתו) – מעבר לקרקעות אשר בשימושו, המגבילות תכנון לצרכים אזרחיים. כחלק מהסיכום התקציבי הוקם צוות בין-משרדי לבחינת השימוש במשאבים לאומיים, לרבות שימוש בקרקעות ותכנון.
- **תדרים** – תדרים הם משאב הנמצא במחסור, והם מרכיב הכרחי בפיתוח טכנולוגי וכלכלי. בשל כך, לתדרים שווי כלכלי גבוה. מערכת הביטחון עושה שימוש נרחב בתחומי תדר שונים מבלי לשלם אגרה בגין כך. מתבצעת עבודה לשם הסטת משאבי תדר לשימושים אזרחיים והפנמת עלותם על ידי משרד הביטחון.

התכנית הכלכלית: השינויים המבניים

נושא א – התחרות ויוקר המחייה

הרפורמה בתקינה

לענף התקינה השפעה רבה על המשק הישראלי, אשר באה לידי ביטוי בשני מישורים מרכזיים: כתיבה ועדכון של תקנים המחייבים את המגזר העסקי וכן חובת ביצוע בדיקות התאמה לתקן של טובין מיובא לשם הכנסתו לישראל. בשני מישורים אלה מכון התקנים הישראלי הוא הגורם הדומיננטי, כגוף הלאומי אשר אמון על פי חוק על תחום התקינה.

במתכונת הפעולה הנוכחית קיימים מספר כשלים הנוגעים למכון, שהם בעלי משמעות כלכלית נרחבת למשק. כשל מרכזי ראשון נמצא בהרכב ועדות התקינה הפועלות בתוך מכון התקנים. ועדות אלו, אשר מעבדות וכותבות את התקן בטרם הגשתו בפני הגורמים הממשלתיים לשם הפיכתו לתקן רשמי או הוראה מחייבת, נשלטות פעמים רבות על ידי גורמים עסקיים בעלי אינטרס מובהק בקביעת תקן. גורמים עסקיים אלו עושים שימוש בתקן, כך שיבטיח את שמירת העליונות העסקית בשוק הרלוונטי, בין היתר על ידי יצירת חסמי סחר למוצרים מיובאים או לדחיקת מתחרים מקומיים. שליטה זאת באה לידי ביטוי במילוי תפקיד היו״ר או סגן היו״ר או במספר הנציגים המאפשר דומיננטיות בהחלטות הוועדות השונות.

כשל בולט אחר הוא המונופול של מכון התקנים בשוק בדיקות ההתאמה לתקן של מוצרים מיובאים. חוק התקנים תשי״ג-1953 קובע כי אין לייצר, לייבא או לעשות שימוש במצרך שחל עליו תקן רשמי, אלא אם המצרך עומד בדרישות

התקן. החוק הישראלי קובע כי מכון התקנים הוא הגורם הבלעדי הנותן אישור על עמידה בתקן רשמי לצורך הכנסת מוצר לישראל.

המצב הקיים מביא לפגיעה חמורה במגזר העסקי, בין היתר בשל ייקור עלויות הבדיקות וכן רמת שירות נמוכה יחסית, הכוללת התארכות משמעותית של הליך הבדיקות. מצב זה מהווה חסם ייבוא משמעותי המונע את הגברת התחרות, בין היתר מצד יבואנים קטנים ובינוניים הנדחקים החוצה מן השוק בשל עלויות ביורוקרטיות. עלויות אלו מושתות על הצרכן ותורמות בצורה ישירה ועקיפה ליוקר המחיה במשק.

מבדיקה שערך צוות ממשלתי עולה כי העלות המשקית הישירה, כתוצאה מקיומו של מונופול למכון התקנים על בדיקות התאמת הטובין לתקן החל עליהם, מוערכת בכחצי מיליארד ש״ח בשנה. זאת, ללא כימות העלויות העקיפות והגדלת מגוון המוצרים הצפוי משינוי המצב הקיים.

הרפורמה בתקינה מטפלת בכשלים אלו. במסגרת הצעת חוק ההסדרים למשק המדינה לשנים 2017 ו-2018, תקודם הצעת חוק אשר עיקריה הם קביעת הרכב מאוזן לוועדות התקינה תוך השמת יושבי ראש לוועדות, מקצועיים אך ניטרליים ככל הניתן, והגברת השקיפות והיעילות בפעילות המכון. עוד יובא במסגרת הצעה זו תיקון אשר יאפשר פתיחה לתחרות של שוק בדיקות ההתאמה לתקן, תוך הכנסת מעבדות פרטיות לשוק בשים לב לאמצעי הבקרה הנדרשים כדי להבטיח את בטיחות הציבור. כמו כן, הרפורמה מאיצה את הליך אימוץ התקינה הבין-לאומית לעומת תקינה ישראלית מקורית או ייחודית.

הורדת מחירי מוצרי הטואלטיקה והתמרוקים

שוק התמרוקים בישראל נאמד בכ-6 מיליארד ש״ח בשנה. שוק זה מתאפיין ברמת ריכוזיות גבוהה בשני מקטעים: מקטע הייצור והייבוא והמקטע הקמעונאי. במקטע הייצור והייבוא, בבדיקה של מספר מוצרים נבחרים – משחת שיניים, דיאודורנט, שמפו, תכשירי שיזוף ועוד, נמצא שנתח השוק של שלוש השחקניות הגדולות (CR3) נע בין 66 אחוזים ל-96 אחוזים. ריכוזיות זאת נובעת, בין היתר, מהרגולציה המכבידה הקיימת על אישור שיווק ומכירת תמרוקים. בשל הרגולציה הקיימת, משך הזמן לאישור שיווק של תמרוק בודד עומד על מספר חודשים.

במקטע הקמעונאי, נתחי השוק של רשת הפארמה המובילה במדגם של מוצרים נבחרים נע בין 16 אחוזים ל-44 אחוזים. ריכוזיות זאת נובעת, בין היתר, מחוסר יכולתו של הצרכן להשוות מחירים בין רשתות הפארמה לרשתות המזון הקמעונאיות, אשר מוכרות גם הן סל נרחב של מוצרי טואלטיקה, היגיינה ותמרוקים.

במסגרת חוק ההסדרים יובאו אפוא בפני הכנסת שני תיקוני חקיקה, במטרה להפחית את רמת הריכוזיות בשוק זה, ועל ידי כך להביא להפחתת מחירים לצרכן. תחילה תתוקן פקודת הרוקחים לשם יצירת רגולציה פשוטה יותר, המבוססת על הרגולציה האירופאית, אשר לפיה לא יידרש אישור מקדים לשיווק תמרוק, אלא רק הודעה של הגורם העסקי על הכנסת תמרוק חדש לשוק. יצוין כי תיקון זה ידרוש התקנת תקנות נוספות לאחר תיקוני החקיקה. בנוסף יבוא תיקון לפרק שקיפות המחירים בחוק קידום התחרות בענף המזון, התשע״ד-2014, אשר לפיו גם רשתות הפארמה יידרשו לפרסם את מחירי מוצרי הצריכה הנמכרים בסניפי הרשת. על ידי כך, יוכל הצרכן לערוך קנייה מושכלת יותר וזולה יותר של סל הצריכה השוטפת שלו.

הורדת מחירי מוצרי החשמל

שוק מוצרי החשמל הביתיים נאמד בכ-9 מיליארד ש״ח בשנה, ומרבית המוצרים בשוק זה מיובאים. בשוק בולטת תופעת האינטגרציה האנכית, כך שחלק מהיצרנים או היבואנים הם גם הבעלים של רשתות וחנויות של מוצרי חשמל. מצב זה מוביל לכך

הגירעון ומימונו לשנות הכספים 2017 ו-2018

ההוצאות וההכנסות לחישוב הגירעון

- ההוצאה התקציבית לחישוב תקרת הגירעון עומדת בשנת הכספים 2017 על כ-359.4 מיליארד ש״ח ועל כ-376.4 מיליארד ש״ח בשנת הכספים 2018.
- תחזית ההכנסות והמענקים לשנת הכספים 2017 עומדת על כ-322.7 מיליארד ש״ח ועל כ-337.9 מיליארד ש״ח בשנת הכספים 2018.

פירוט תחזית הכנסות המדינה ממסים מופיע בפרק תחזית הכנסות המדינה ממסים לשנות הכספים 2017 ו-2018 בחוברת זו.

הגירעון בתקציב המדינה

הגירעון הכולל ללא אשראי בשנת הכספים 2017 צפוי להסתכם בכ-36.6 מיליארד ש״ח, המהווים כ-2.9 אחוזי תוצר, זאת בהתבסס על הנחת צמיחה של 2.7 אחוזים (התוצר החזוי לשנת 2017 הוא כ-1,249.7 מיליארד ש״ח).

הגירעון הכולל (לרבות אשראי נטו) בשנת הכספים 2017 צפוי לעמוד על כ-33.7 מיליארד ש״ח, המהווים כ-2.7 אחוזי תוצר.

הגירעון הכולל ללא אשראי בשנת הכספים 2018 צפוי להסתכם בכ-38.5 מיליארד ש״ח, המהווים כ-2.9 אחוזי תוצר, זאת בהתבסס על הנחת צמיחה של 2.8 אחוזים (התוצר החזוי לשנת 2018 הוא כ-1,306.8 מיליארד ש״ח).

הגירעון הכולל (לרבות אשראי נטו) בשנת הכספים 2018 צפוי לעמוד על כ-35.9 מיליארד ש״ח, המהווים כ-2.7 אחוזי תוצר.

מימון הגירעון הכולל בשנות הכספים 2017 ו-2018

במיליארדי ש״ח

המקורות למימון	סך המימון ב-2017	סך המימון ב-2018
הכנסות ממכירת קרקעות	0.4	0.6
הפרטות	0.5	0.5
הלוואות מחו״ל (נטו)	6.6	7.1
מִלוות מהציבור (נטו)	26.2	27.7
סך הכול	**33.7**	**35.9**

הערה: תיתכן תחלופה בין הרכיבים השונים של מימון הגירעון.

הגירעון התקציבי ומימונו

באלפי ש"ח

	ביצוע התקציב לשנת 2015	חוק מקורי לשנת 2016	הצעת התקציב לשנת 2017	הצעת התקציב לשנת 2018
חלק א: גירעון				
עודף (+) / גירעון (-) ללא אשראי	**-24,624,124**	**-35,030,763**	**-36,644,452**	**-38,505,961**
התאמות נדרשות לבסיס מזומן*	**635,049**			
סך-הכול הכנסות ללא גביית קרן	**300,288,494**	**312,315,730**	**322,710,000**	**337,850,000**
מסי הכנסה ורכוש	134,910,249	143,800,073	151,930,000	157,830,000
מכס ומע"מ ללא מע"מ ייבוא ביטחוני	126,207,892	126,600,000	135,300,000	141,900,000
אגרות	6,706,330	6,900,000	7,300,000	7,500,000
מע"מ ייבוא בטחוני	1,566,236	1,603,859	1,470,000	1,470,000
גביית חובות - ריבית	1,072,993	1,150,000	820,000	720,000
מלווה מהמוסד לביטוח לאומי	16,400,000	19,125,000	20,550,000	21,120,000
מענקים	8,855,535	8,988,773	-	-
כל יתר ההכנסות	4,569,260	4,148,025	5,340,000	7,310,000
סך-הכול הוצאות ללא מתן אשראי**	**325,547,667**	**347,346,493**	**359,354,452**	**376,355,961**
המשרדים המנהליים	46,350,550	48,641,378	52,003,639	54,136,623
המשרדים החברתיים	132,321,182	145,536,887	157,130,924	164,276,321
המשרדים הכלכליים	24,041,042	27,097,258	29,962,520	30,495,854
הביטחון	69,042,477	59,200,716	62,867,178	65,589,526
הוצאות שונות	4,492,897	6,846,361	5,717,191	5,171,637
רזרבה כללית	-	8,921,893	680,000	4,180,000
ריבית + הקרן לביטוח לאומי	49,299,520	51,102,000	50,993,000	52,506,000

	ביצוע התקציב לשנת 2015	חוק מקורי לשנת 2016	הצעת התקציב לשנת 2017	הצעת התקציב לשנת 2018
אשראי נטו	**6,128,512**	**3,839,973**	**2,934,999**	**2,635,339**
מתן אשראי	77,620	342,586	365,001	364,661
החזרי אשראי	6,206,132	4,182,559	3,300,000	3,000,000
עודף (+) / גירעון (-) כולל אשראי	**-18,495,612**	**-31,190,790**	**-33,709,453**	**-35,870,622**
חלק ב: מימון**				
סך-הכול הלוואות מחו״ל - נטו	**-5,361,684**	**2,735,000**	**6,591,000**	**7,019,000**
קבלת הלוואות	4,476,667	11,000,000	12,050,000	12,670,000
פרעון חובות	9,838,351	8,265,000	5,459,000	5,651,000
סך-הכול הלוואות מקומיות - נטו	**24,812,340**	**26,161,479**	**26,228,453**	**27,711,622**
קבלת הלוואות	70,680,890	95,017,479	107,867,453	105,352,622
פרעון חובות	45,868,550	68,856,000	81,639,000	77,641,000
סך-הכול הכנסות הון נטו	**2,787,481**	**2,294,311**	**890,000**	**1,140,000**
הפרטה	2,787,481	2,294,311	890,000	1,140,000

* התאמות נדרשות לצורך הצגת הגירעון הממשלתי על בסיס מזומן בהתאם לשינויים ביתרות המזומנים בבנק ישראל.

** תיתכן תחלופה בין מימון בחו״ל לבין מימון מקומי.

חלק ג

סקירת עיקרי ההוצאות והפעולות של משרדי הממשלה

- הביטחון והסדר הציבורי
- משרדי המטה
- השירותים החברתיים
- ענפי המשק
- תשתיות
- החזרי חוב
- הוצאות אחרות


הביטחון והסדר הציבורי

הביטחון והסדר הציבורי

קבוצת המשרדים העוסקים בביטחון ובסדר הציבורי כוללת את משרד הביטחון ואת המשרד לביטחון הפנים.

מאפייני התקציב

אחד מתחומי ההוצאה העיקריים בהצעת התקציב לשנות הכספים 2017 ו-2018 הוא אשכול הביטחון והסדר הציבורי. סך התקציב המופנה למימון אשכול זה מסתכם בסכום כולל של 79.7 מיליארד ש״ח בשנת 2017 ושל 83.3 מיליארד ש״ח בשנת 2018. סכומים אלו אינם כוללים הוצאה מותנית בהכנסה, המושפעת בין השאר מהסיוע הביטחוני האמריקאי, ועומדת על 20.1 מיליארד ש״ח בשנת 2017 ועל 17.8 מיליארד ש״ח בשנת 2018. שיעור ההוצאות המופנות לפעילות בגין הביטחון והסדר הציבורי עומד על כ-29 אחוזים מסך ההוצאה התקציבית בשנת 2015 (בניכוי עלויות קרן וריבית).

בנובמבר 2015 נחתם סיכום תקציבי לתקציב הביטחון לשנים 2015–2020 בין משרד האוצר ומשרד הביטחון, ובמאי 2016 נחתם סיכום העקרונות ליישומו (להלן: הסיכום התקציבי). הסיכום התקציבי מסדיר את מסגרת תקציב הביטחון, ומסדיר מנגנוני שקיפות ובקרה, הגברת ההתייעלות ומיקוד התקציב בליבת העיסוק של מערכת הביטחון.

המשרדים העוסקים בביטחון ובסדר הציבורי מאופיינים בעתירות כוח אדם, לכן חלק ניכר מתקציב משרדים אלה מיועד למימון הוצאות שכר וגמלאות. בנוסף, חלק משמעותי מההוצאה מופנה לרכש, חלקה נכלל בהוצאה התקציבית נטו וחלקה מתבסס על סיוע חוץ.

תקציב הביטחון והסדר הציבורי לשנות הכספים 2017
במליארדי ש״ח


ביטחון
נטו
52.0
הוצאה מותנית בהכנסה
18.5
ביטחון הפנים
16.8
1.0
ביטחון - אחר
10.8
0.6
0
10
20
30
40
50
60
70

תקציב הביטחון והסדר הציבורי לשנות הכספים 2018

במליארדי ש"ח


ביטחון
נטו
53.9
הוצאה מותנית
בהכנסה
16.5
ביטחון הפנים
17.7
0.9
ביטחון - אחר
11.7
0.4
0
10
20
30
40
50
60
70

משרד הביטחון

הצעת תקציב משרד הביטחון (כולל סעיף 35) לשנת הכספים 2017 מסתכמת בכ-70.7 מיליארד ש״ח, מהם כ-52.2 מיליארד ש״ח בהוצאה נטו וכ-18.5 מיליארד ש״ח בהוצאה מותנית בהכנסה. הצעת תקציב משרד הביטחון לשנת הכספים 2018 מסתכמת בכ-70.5 מיליארד ש״ח בהוצאה נטו, מהם כ-54.0 מיליארד ש״ח וכ-16.5 מיליארד ש״ח בהוצאה מותנית בהכנסה. כמו כן בשנת 2017 תועמד למשרד הביטחון הרשאה להתחייב בגובה של 35.9 מיליארד ש״ח ובשנת 2018 – מסגרת הרשאה להתחייב בגובה של 34.4 מיליארד ש״ח.

דגשים לשנות הכספים 2017 ו-2018

במסגרת אישור תקציב המדינה ובהחלטת ועדת השרים לענייני ביטחון לאומי ב/153 מיום 11 באוגוסט 2016, קבעה הממשלה כי בסיס תקציב הביטחון נטו יעמוד בשנים 2017 ו-2018 על כ-52.2 וכ-54.0 מיליארד ש״ח בהתאמה, זאת לאחר קיצוץ רוחבי של כ-4.5 אחוזים בשנת 2017 ובשנת 2018, לאחר העברת נתח הסיוע האמריקאי לתקציב הוצאה מותנית בהכנסה, העברת נתח ארנונה ערי עולים לקרן ייעודית והצמדת מחירים. סכום זה אינו כולל את סך ההשתתפות החיצונית בגין משמעויות החלטת ממשלה 2392 (מעבר אמ״ן ותקשוב לנגב ופרוייקטי שוה״ם 3).

להלן גרף המציג את התפתחות תקציב הביטחון משנת 2012 עד שנת 2018, המפרט את התקציב המקורי ואת התקציב על שינוייו (שינויים שאושרו על ידי הכנסת במהלך שנת התקציב), בחלוקה לתקציב נטו ולתקציב הוצאה מותנית בהכנסה:

התפתחות תקציב הביטחון 2012–2018

מיליארדי ש״ח – במחירים שוטפים

הוצאה מותנית - על שינוייו
תקציב נטו - על שינוייו
הוצאה מותנית - מקורי
תקציב נטו - מקורי

* הסכום כולל שיפוי בגין עלויות מבצע ״צוק איתן״ בסך 7 מיליארד ש״ח.

** תקציב על שינוייו – תחזית.



באירועים חריגים ניתנות תוספות בגין עלויות לחימה. לדוגמה, בגין מלחמת לבנון השנייה בשנת 2006 שופתה מערכת הביטחון בסך של 8.2 מיליארד ש״ח למימון הוצאות הלחימה, בגין מבצע ״עופרת יצוקה״ בשנים 2008–2009 שופתה מערכת הביטחון בסכום של 2.45 מיליארד ש״ח ובגין הוצאות הלחימה של מבצע ״צוק איתן״ שופתה מערכת הביטחון בסכום של כ-7 מיליארד ש״ח (מתוכם 6.25 מיליארדי ש״ח בתקציב הוצאה בשנת 2014).

החל משנת 2017 נרשם כלל מענק הסיוע האמריקאי כהוצאה מותנית בהכנסה. חלק מהגידול בהוצאה המותנית בהכנסה והקיטון בתקציב נטו נובע מהעברת הסיוע האמריקאי הייעודי מתקציב נטו להוצאה המותנית בהכנסה (כפי שיפורט בהמשך).

שינויים עיקריים בין השנים (תקציב מקורי ברוטו)

תקציב (מיליארדי ש״ח)	2016	2017	2018
תקציב נטו*	56.1	52.2	54.0
הוצאה מותנית בהכנסה	7.9	18.5	16.5
סה״כ תקציב ברוטו	64.1	70.7	70.5

תקציב (מיליארדי ש״ח)	2016	2017	2018
הרשאה להתחייב	22	35.9	34.4
רזרבת הרשאה להתחייב	10	-	-

* כולל סעיף 35.

סיכום תקציבי לתקציב הביטחון לשנים 2015–2020

לשם הנהגת תכנית רב-שנתית לצה״ל לחומש הקרוב (לשנים 2016 עד 2020) תוך הסדרת מנגנוני שקיפות ובקרה, הגברת ההתייעלות ומיקוד התקציב בליבת העיסוק של מערכת הביטחון, נחתם ביום 24 בנובמבר 2015 בין משרד האוצר ומשרד הביטחון סיכום תקציבי לתקציב הביטחון לשנים 2015–2020 (להלן הסיכום התקציבי). כמו כן, ביום 19 במאי 2016 נחתם בין משרד האוצר ומשרד הביטחון סיכום העקרונות לאופן יישום הסיכום התקציבי.

ביום 11 באוגוסט 2016 אימצה הממשלה בהחלטה מספר ב/136 את עקרונות הסיכום התקציבי בכפוף לשינויים שהוחלט עליהם בסיכום העקרונות לאופן יישומו. להלן עיקריו:

מתווה התקציב לשנים 2017–2020

בסיס תקציב הביטחון לשנים 2017–2020 יעמוד על סכום של 56 ועוד 3 מיליארד ש״ח במחירי 2015, כלומר בסך הכול יעמוד בסיס התקציב על סכום של 59 מיליארד ש״ח במחירי 2015. מעבר לסכומים האלה, יתווסף לבסיס תקציב הביטחון החל משנת 2017, מדי שנה, סכום של 375 מיליון ש״ח עד לשנת 2020 (כך שבסיס התקציב בשנת 2020 יעמוד על 60.5 מיליארד ש״ח).

כמו כן, מעבר לסכומים לעיל, בשנים 2016–2020, יתווסף סכום של 300 מיליון ש״ח באופן חד- פעמי בכל שנה ועל בסיס עמידה ביעדים לשם יישום מודל הקבע, הקטנת מצבת אנשי הקבע המובהק בצה״ל והפחתת עלויות הפנסיה והשכר בצה״ל. אם לא תעמוד מערכת הביטחון ביעדים הנוגעים לנושאי היקף כ״א וגובה תקציב השכר והגמלאות, יקוזזו הסכומים האמורים שיתווספו בשנה העוקבת.

סכומים אלו יוצמדו החל משנת 2016 (הסיכום נחתם במחירי 2015) באופן הזה:

שכר – מדד שכר ממשלה מרכזית

מטבע חוץ – על בסיס שע״ח התקציבי

קניות – מדד מחירי הצרכן

גמלאות – מדד מחירי הצרכן

דמי קיום חיילי החובה – מדד מחירי הצרכן.

הסכומים האמורים לתקציב 2016 ואילך אינם כוללים תקציב בגין פרויקטי שוה״ם, צה״ל לנגב (למעט נתח משרד הביטחון), הגדר המזרחית (שלב א׳), מים כלכליים, נגזרות תקציביות המפורטות בהסכמי הפרטת תע״ש (למעט שנת 2015), קיצור שירות החובה והסכמים בין-משרדיים חדשים, ככל שייחתמו.

התאמת בסיס התקציב, שינויים מבניים ופינוי מקורות

- **מט״ח סיוע** – במסגרת בניית התקציב לשנת 2017 ואילך הועבר מט״ח הסיוע לתקציב ההוצאה המותנית בהכנסה. גם תקציב הביטחון נטו הופחת במלוא סכום ההעברה, למעט המע״מ המתוקצב במסגרת התקציב נטו. יובהר כי השינוי מתבצע בכפוף לכללי החשבונאות הלאומיים וכמתחייב בחוק.
- **בלו** – לנוכח בקשת משרד הביטחון למתן פטור מבלו על דלק לסוגיו השונים (סולר ובנזין) ובשים לב להתנגדות משרד האוצר, הוקם צוות משותף עם רשות המסים אשר בוחן את הבקשה. במקרה שיינתן פטור, כאמור, גם תקציב הביטחון נטו יופחת במלוא הסכום אשר לגביו התקבל הפטור.
- **ארנונה** – במסגרת הסיכום התקציבי, סוכם כי משרד הביטחון ומשרד האוצר יפעלו להקמת קרן ייעודית שבגינה יועבר תשלום בסך 0.55 מיליארד ש״ח , למעט תביעות, לרשויות המקומיות עפ״י החלטת שר הפנים ושר האוצר למימון כלל תשלומי הארנונה וההיטלים של מתקני משרד הביטחון וצה״ל במקום העברתם ישירות למשרד הביטחון.

הסכום בגין תביעות יסוכם בין הצדדים. האמור מותנה בתיקון פקודת מסי העירייה ומסי הממשלה (פיטורין) 1938 בחוק ההסדרים למשק המדינה (תיקוני חקיקה להשגת יעדי התקציב), התשנ״ג-1994.

כחלק מהתכנית הכלכלית לשנים 2017 ו-2018, נקבע בהחלטת ממשלה מספר 1841 מיום 11 באוגוסט 2016 כי תוקם קרן לצמצום פערים ברשויות המקומיות החל משנת 2017. הקרן תוקם במשרד הפנים. תקציב הקרן יופנה במלואו לרשויות המקומיות. החלטת הממשלה קובעת כי החלוקה תביא בחשבון, בין היתר ולפי העניין, את המדד החברתי-כלכלי ומדד הפריפריאליות המתפרסמים על ידי הלשכה המרכזית לסטטיסטיקה, את גודל האוכלוסייה ברשות המקומית ואת מצבה הפיננסי של הרשות.

בהתאם לכך, בסיס תקציב הביטחון הופחת, החל משנת 2017, בסך של כ-0.24 מיליארד ש״ח בגין ההפרש בין חיובי הארנונה שהיו משולמים אם אותם ערים ויישובים, שבגינם משולמים תשלומי הארנונה, לא היו מוכרזים כערי ויישובי עולים.

- **שיקום ומשפחות** – ייושמו עקרונות המלצות הוועדה הציבורית לבחינת אמות המידה לזכאות לסיוע מאגף שיקום נכים ומאגף משפחות והנצחה במשרד הביטחון (להלן ועדת גורן). כמו כן, אישרה הממשלה את מסמך העקרונות המשותף בכל הנוגע להמלצות ועדת גורן שנחתם על ידי מנכ״ל משרד רה״מ, מנכ״ל משרד הביטחון ויו״ר ארגון נכי צה״ל ביום 1 בינואר 2013.
- **מחקר ופיתוח** – משרד הביטחון ומשרד האוצר יפעלו להקמת קרן תקציבית ייעודית, אשר תמומן בין היתר ממקורות התעשיות הביטחוניות לצורכי מחקר ופיתוח. בנוסף, נקבע סף להוצאה השנתית על המו״פ בבסיס התקציב ובקרן הייעודית. הצדדים יעשו מאמץ להגדלת השתתפות התעשיות במו״פ במסגרת הקרן הייעודית. אם תוקם הקרן כאמור, משרד האוצר יתקצב סכום של 100 מיליון ש״ח, מעבר לסף שנקבע, החל משנת 2016, לצורך הגדלת המו״פ. תהליך הקמת הקרן יימשך בשנת 2017.
- **התייעלות** – ייושמו צעדי התייעלות שמטרתם להוביל לפינוי מקורות בסך 0.5 מיליארד ש״ח לפחות בשנה.
- **נושאי כוח אדם**
  - יוחל מודל קבע חדש שעקרונותיו הם: הצערת גילאי קידום ופרישה לקצינים בקבע, כך שגיל הפרישה הממוצע לקצינים יעמוד על 43 בשנת 2024; הוספת שער יציאה ארגוני נוסף לקצינים מהמערכת לאחר 14 שנות ותק; העלאת גיל הפרישה לנגדים, כך שיעמוד בממוצע על 53 בשנת 2032; קביעת מכסות פרישה; הסדרת היקף שיאי כ״א לפי אוכלוסיות וסוג העסקה; מענה להעלאת שכר הקבע הראשוני; הגבלת מספר תקני האל״מים ומעלה החל משנת 2016 ותקני רס״נים בכירים החל משנת 2023 ואילך.
  - מעבר לניהול ההוצאה על שכר וגמלאות, על ידי קביעת מתווה תקציבי רב-שנתי להוצאות אלו וקביעת מגבלה לקצבה החודשית ברמת הפרט, כך שפנסיית הגישור לא תעלה על הפנסיה תקציבית, והיא תופחת בהדרגה לרמה ממוצעת של 12,000 ש״ח צמוד למדד שכר ממשלה מרכזית, תוך קביעת מנגנונים להבטחת ירידת הפנסיה לרמה הנ״ל.

- הסדרת מנגנון תשלום של 12 משכורות מבוטחות בממוצע של פורשי אותה שנה, כך שבתקופת הגישור תתבצע השלמה עד לגובה הפנסיה התקציבית (שהפרט היה זכאי לה אילו היה מבוטח בהסדר פנסיה תקציבית), ובגיל הפרישה על פי חוק תבוצע הזרמה לקרן הפנסיה עד לרמה של תשלום הפנסיה התקציבית.
- קיצור שירות החובה לגברים ל-30 חודשים החל ממגויסי יוני 2020, והגדלת דמי קיום לחיילי חובה ב-50% החל משנת 2016 (תוספת לבסיס תקציב הביטחון).
- נקבע כי המשרדים יפעלו למימוש הפעלת מעטפת משא״ן התומכת את מעבר יחידות צה״ל דרומה, בהיקף של עד 1.3 מיליארד ש״ח ממקורות משרד האוצר.
- נקבע כי ימומש הסכם שכר הנגדים משנת 2013.

- **שקיפות ובקרה** – מתן שקיפות מלאה למשרד האוצר לצורך קבלת נתוני תקציב הביטחון וכוח האדם, וכן צפייה בזמן אמת בנתוני התקציב למשרד האוצר. נחתם נוהל שקיפות בין-משרדי ביום 20 באפריל 2016 המסדיר את המידע ואת אופן העמדתו לעיון משרד האוצר.

הבקרה על תקציב הביטחון

בחוק יסודות התקציב קיים פרק ייחודי העוסק בתקציב הביטחון (פרק ג׳, סעיפים 18 ו-19), אשר מבחין בין משרד הביטחון למשרדים אחרים וקובע כללים ייחודיים לגבי ניהול התקציב. בין היתר, משרד הביטחון מחויב להודיע לכנסת רק בדיעבד על ביצוע שינויים תקציביים עד לסכום מסוים (באמצעות פניות רבעוניות). הדבר נובע מאופי הפעילות הייחודי של משרד הביטחון.

תהליכי הבקרה והשקיפות השתפרו והורחבו בשנים האחרונות הן ע״י גורמים שונים בממשלה – משרד האוצר, ועדת השרים לענייני ביטחון לאומי (הקבינט המדיני-הביטחוני), מבקר המדינה והמועצה לביטחון לאומי – והן ע״י הכנסת באמצעות ועדת חוץ וביטחון (וועדות המשנה שלה) והוועדה המשותפת לתקציב הביטחון. בכלל זה, נעשו מספר צעדים להגברת הפיקוח והשקיפות האזרחית על תקציב הביטחון במסגרת החלטות הממשלה והסיכומים בין משרד האוצר למשרד הביטחון: פרסום חלק מתקציב הביטחון הלא מסווג וקביעת כללים מגבילים על ניהולו, בקרה על תהליך קבלת החלטות בפרויקטים רב-שנתיים ונושאים נוספים.

החל משנת 2005, חשב משרד הביטחון וסגנו הם מינויים של החשב הכללי במשרד האוצר. חשב משרד הביטחון משמש חבר הנהלה במשרד הביטחון. לחשב ולעובדיו גישה זהה למערכות המידע התקציביות, כפי שקיימת לעובדי אגף התקציבים במשרד הביטחון.

ביום 8 בינואר 2012 התקבלה החלטת ממשלה 4088 המגדירה מהלכים לשיפור השקיפות והבקרה על תקציב הביטחון בתחום התקציב והשכר. בהמשך לכך הועמד מסוף תקציב לרשות משרד האוצר המאפשר צפייה ישירה בזמן אמת בתקציב משרד הביטחון. בנוסף, ביום 8 ביוני 2014 כינס מנכ״ל משרד רה״מ את צוות יישום נוהל שקיפות ובקרה, ובישיבה הוחלט על הגברת השקיפות והבקרה והוחלט כי המידע המועבר לחשבת הכללית, בהתאם לנהלים הקיימים, יועבר לאנשי אגף התקציבים במשרד האוצר המורשים לקבלו.

בסוף שנת 2014 עבר בקריאה שנייה ושלישית תיקון לחוק יסודות התקציב המגביר את הבקרה על ביצוע שינויים תקציביים בתקציב הביטחון. התיקון לחוק מחיל, בין היתר, בקרה חדשה שלפיה שינוי תקציבי העולה על 50 אחוזים מהתכנית המקורית מחייב אישור מראש של משרד האוצר והוועדה המשותפת לתקציב הביטחון.

כחלק מאימוץ הסיכום התקציבי והחלטת הממשלה לאימוצו, תתאפשר למשרד האוצר גישה ישירה לכלל הנתונים במערכת התקציב של משרד הביטחון, ובכלל זה הצגת נתוני מערכת תקציב בזמן אמת, בהתאם לעקרונות שנקבעו בנוהל השקיפות הבין-משרדי מיום 20 באפריל 2016.

ועדת השרים לענייני ביטחון לאומי

בשנת 2003 הוקמה ועדה לעניין אישור תכניות פיתוח והצטיידות של מערכת הביטחון (ועדת שרים להצטיידות), שמטרתה לאשר את תכניות הפיתוח וההצטיידות של צה״ל במערכות נשק חדשות, מערכות לחימה, וכו׳ או הגדלת תכניות כאמור. החלטת ממשלה 4088 מיום 8 בינואר 2012 הרחיבה סמכויות אלו וקבעה סף תקציבי נמוך יותר לאישור פרויקטים בוועדה וכן הרחיבה את הבקרה הממשלתית על יישום וניהול הפרויקטים. לאחר הקמת הממשלה ה-33 הועברו סמכויות ועדת השרים להצטיידות לוועדת השרים לענייני ביטחון לאומי. ביום 28 ביולי 2013 ובמסגרת החלטת ממשלה 637 הוקמה מחדש ועדת השרים להצטיידות והוחזרו לה כלל סמכויותיה. ביום 31 במאי 2015 במסגרת החלטת ממשלה 41 שאישרה את מינוי ועדת שרים לענייני ביטחון לאומי החליטה הממשלה להעביר את סמכויות ועדת השרים להצטיידות לוועדת השרים לענייני ביטחון לאומי.

הרכב תקציב הביטחון

להבדיל מתקציביהם של משרדי הממשלה האחרים, הממומנים על ידי מקורות המשק בלבד, תקציב הביטחון מורכב גם מכספי הסיוע האמריקאי כמפורט בטבלה שלהלן:

תקציב		תקציב מקורי 2017		תקציב מקורי 2018	
		מיליוני דולרים	מיליוני ש״ח*	מיליוני דולרים	מיליוני ש״ח*
מקורות המשק – שקלים			52,181		54,007
סה״כ תקציב נטו			**52,181**		**54,007**
הוצאה מותנית בהכנסה			18,494		16,461
מתוכה:	סיוע אמריקאי MOU – רכש בארה״ב	2,284.7	8,887.5	2,284.7	8,910.3
	סיוע אמריקאי MOU – המרה לשקלים	815.3	3,171.5	815.3	3,179.7
	פרויקטים משותפים		2,935		2,225
	הכנסות אחרות***		3,500		2,146
סה״כ תקציב ברוטו			**70,675**		**70,468**

* ההמרה ממט״ח למטבע מקומי נעשתה על פי שע״ח תקציבי של 3.89 ש״ח לדולר בשנת 2017, ו-3.9 ש״ח לדולר בשנת 2018.

** המע״מ בגין הסיוע האמריקאי נכלל בתקציב נטו, ועומד על 17 אחוזים בשנים 2017 ו-2018.

*** ההכנסות האחרות בשנת 2017 כוללות עודפים בגין מט״ח סיוע.



הסיוע האמריקאי

מדי שנה, בהתאם להסכם עם הממשל בארה"ב, ממשלת ארה"ב מעבירה לממשלת ישראל סיוע ביטחוני המהווה מרכיב חשוב בתקציב הביטחון. הסיוע האמריקאי מורכב משני חלקים: נתח סיוע הניתן להוצאה בארה"ב בלבד ומהווה כ-74 אחוזים מסך הסיוע, ונתח סיוע הניתן להמרה לשקלים והמהווה כ-26 אחוזים מסך הסיוע, המיועד לרכש ולתמיכה של פלטפורמות מהתעשייה המקומית. ככלל, השימושים במט"ח סיוע מיועדים לרכש פלטפורמות ואמצעי לחימה נוספים, לתחזוקת אמצעי הלחימה הנרכשים בארה"ב ולרכש תזקיקים. הרכש במט"ח סיוע כולל את הטמעתן של מערכות ישראליות אשר מגבירות שיתוף פעולה תעשייתי עם חברות בארה"ב ומהוות פתח לייצוא ביטחוני נרחב. נתח הסיוע האמריקאי המומר לשקלים מושקע ברכש, בין היתר בתעשיות הישראליות, ובכך תורם לפיתוח התעשייה המקומית.

עד לשנת 1998 היקף הסיוע הביטחוני עמד על 1.8 מיליארד דולר בשנה, ובתיאום עם האמריקאים ניתן היה להמיר 475 מיליון דולר לשקלים. בעקבות סיכום בין הנשיא קלינטון לרה"מ נתניהו בשנת 1996, גדל הסיוע הביטחוני ב-60 מיליון דולר בשנה החל מ-1999 עד לשנת 2008, במקביל לירידה של 120 מיליון דולר בשנה בסיוע האזרחי (מרמה התחלתית של 1.2 מיליארד דולר). הסיוע האזרחי בוטל בהדרגה תוך עשר שנים, ובמקביל גדל הסיוע הצבאי בהדרגה ל-2.4 מיליארד דולר, והיקף ההמרות היווה 26.3 אחוזים מכלל הסיוע.

בעקבות פניית ממשלת ישראל ובהמשך להצגת הצרכים האסטרטגיים של מדינת ישראל וכן כביטוי לקשר המיוחד בין ארה"ב לישראל, נחתם הסכם הבנות ב-16 באוגוסט 2007 בין ארה"ב לישראל ה-MOU (Memorandum of Understanding). ההסכם מהווה סיכום תקציבי רב-שנתי לשנים 2009–2018, ומשמעותו היא הגדלת היקף הסיוע האמריקאי מ-24 מיליארד דולר ל-30 מיליארד דולר בשנים אלו.

הגדלת הסיוע התבצעה באופן הדרגתי, כך שבשנת התקציב האמריקאית (שת"א) 2009 גדל הסיוע ל-2.55 מיליארד דולר, בתקציב 2010 גדל הסיוע ל-2.775 מיליארד דולר, בתקציב 2011 גדל הסיוע ל-3 מיליארד דולר, בתקציב 2012 גדל התקציב ל-3.075 מיליארד דולר וב-2013 ואילך התייצב הסיוע על רמה של 3.1 מיליארד דולר לשנה. כמו כן, במסגרת ה-MOU סוכם כי היקף ההמרות יישמר ברמה קבועה של 26.3 אחוזים מהיקף הסיוע השנתי.

בשנת 2013, לנוכח כניסתו לתוקף של קיצוץ רוחבי אוטומטי בתקציב הפדרלי האמריקאי, קוצץ מענק הסיוע לשנת 2013 באופן חד-פעמי בסך 157 מיליון דולר. בשנים 2017 ו-2018 צפוי הסיוע לעמוד על 3.1 מיליארד דולר לשנה. בימים אלו נחתם בין מדינת ישראל לארה"ב הסכם סיוע אמריקאי חדש לעשור הקרוב.

תקציב ההוצאה המותנית בהכנסה

מסגרת ההוצאה המותנית בהכנסה היא סך ההכנסות המיועדות למערכת הביטחון שמקורן אינו ישירות מאוצר המדינה. הכנסות אלו מתווספות לתקציב הביטחון הישיר במטבע מקומי ובמט"ח ומקורן בגורמים שונים, כגון: מכירת ציוד בארץ ובחו"ל, פרויקטים משותפים עם מדינות זרות, רשות מקרקעי ישראל, מכירת שירותים שונים ותוספת תקציב הסיוע האמריקאי בגין ההסכם הרב-שנתי לשנים 2009–2018. יצוין כי נוסף על תקציב הסיוע האמריקאי במסגרת ההסכם הרב-שנתי, מדי שנה מתקבלות תוספות של סיוע ייעודי לפיתוח ולהצטיידות בפרויקטים שונים שעיקרם בתחום

ההגנה האקטיבית. בשנים 2017 ו- 2018 מסתכמת סך ההוצאה המותנית בהכנסה בכ-18.5 מיליארד ש״ח ובכ-16.5 מיליארד ש״ח בהתאמה.

במסגרת ההוצאה המותנית בהכנסה נכלל נתח הסיוע האמריקאי ייעודי שאינו נכלל במסגרת ה-MOU בגין השתתפות הממשל בפרויקטים שונים המשותפים לשתי המדינות, בסך של כ- 2.9 מיליארד ש״ח בשנת 2017 ובסך של כ- 2.2 מיליארד ש״ח בשנת 2018.

תקציב ההרשאה להתחייב

ההרשאה להתחייב משמשת כלי ניהולי לבקרה על התקשרויות ארוכות טווח עם התעשיות הביטחוניות ועם ספקים אחרים של מערכת הביטחון בארץ ובחו״ל. הצעת תקציב ההרשאה להתחייב לביצוע לשנות הכספים 2017 ו-2018 עומדת על 35.9 ועל 34.4 מיליארד ש״ח בהתאמה.

מקורות נוספים

בנוסף למקורות שפורטו לעיל, לרשות המשרד עומדים נכסים אשר הוקצו למשרד הביטחון לצורך ביצוע משימותיו. ייעול השימוש במשאבים אלו, שהם בעלי ערך כלכלי, מאפשר הפניית מקורות לתקציב הביטחון יחד עם קידום פרויקטים ונושאים לתועלת המגזר האזרחי.

- **כוח אדם** – לצד תרומתו למערכת הביטחון, לשירות החובה הארוך עלות משקית לא מבוטלת. חיילי החובה הם משאב יקר למשק בהיותם חלק מפוטנציאל כוח העבודה וההשכלה, ומשמעות השירות הצבאי היא דחיית מימושו. השפעות אלו נאמדו ע״י גורמים רבים, ביניהם אנשי אקדמיה, ועדת בן-בסט בשנת 2006 'הוועדה הציבורית לאומדן עלויות הביטחון' בראשות ד״ר ליאורה מרידור באמצע שנות התשעים. אומדן הפסד התוצר למשק כתוצאה משירות החובה (שירות חובה של 36 חודשים לגברים ו-24 חודשים לנשים) אשר מקורו בהשתלבות המאוחרת בשוק העבודה ובפער השכר הנצבר על פני מסלול הקריירה, מוערך בכ-3.7 אחוזים מהתוצר (כ-51 מיליארדי ש״ח בשנת 2015).

- **קרקעות** – מחנות צה״ל רבים, כגון: מחנה הקריה, מחנה תל השומר, צריפין, גלילות, השלישות הראשית, סירקין ועוד ממוקמים במרכז הארץ ובאזורי הביקוש. שטחי מחנות אלו הם בעלי פוטנציאל להגדלת היצע הדיור ושטחי תעסוקה ומסחר. על מנת לפנות מחנות אלו, התקבלה החלטת ממשלה 2392 ב-4 בינואר 2015 ונחתם הסכם שוה״ם 3 ב-11 במארס 2015 בין משרד הביטחון, משרד האוצר, רמ״י ומשרד ראש הממשלה למימוש העתקת מחנות אלו תוך מתן מענה לצורכי מערכת הביטחון. המהלך צפוי להוביל להקמה של כ-60 אלף יחידות דיור באזורי ביקוש.

  מעבר לכך, מטעמי ביטחון מוטלות מגבלות תכנון על כ-40 אחוזים נוספים מסך שטחי המדינה. דוח מבקר המדינה בנושא משנת 2010 הצביע על ההיקף הנרחב של המגבלות ועל העלות המשקית הנובעת מכך. בסיכום התקציבי לתקציב הביטחון הוחלט על בחינת הנושא במסגרת צוות בין-משרדי לבחינת שימוש במשאבים לאומיים, לרבות שימוש בקרקעות ותכנונן.

- **תדרים** – מערכת הביטחון עושה שימוש נרחב בתדרי תקשורת לצרכיה השונים. בניגוד למצב בעבר, שבו השימוש בתדרי התקשורת בתחום האזרחי לא היה רב, כיום יש ביקוש רב לשימוש בתדרים עבור מגוון תחומי התקשורת



השונים. מצב זה גורם לכך שהתדרים אשר ברשות המערכת הצבאית הופכים להיות בעלי ערך כלכלי רב. בעקבות כך, משרד הביטחון, משרד האוצר ומשרד התקשורת חתמו בשנים האחרונות על כמה הסכמים שבמסגרתם מערכת הביטחון פינתה מספר תחומי תדרים וקיבלה שיפוי תקציבי בגין עלויות ההגירה לתדרים אחרים. התדרים שהתפנו הופנו לשימוש מערכות אזרחיות שונות, בעיקר בתחום התקשורת הסלולרית. עבודת מטה לצורך פינוי תדרים נוספים מתבצעת בין משרד האוצר, משרד הביטחון ומשרד התקשורת.

הוצאות הביטחון כשיעור מהתמ״ג

הוצאות הביטחון הגבוהות בישראל הן, בין היתר, פועל יוצא של האיומים הביטחוניים הניצבים בפניה. עקב כך, שיעור תקציב הביטחון מהתמ״ג גבוה בישראל מאשר במדינות אירופה וארה״ב, אולם הוא נמצא בתוואי יורד בשנים האחרונות, כמו גם השיעור מההוצאה הממשלתית. בשנת 2015 היוו הוצאות הביטחון כ-5.4 אחוזי תוצר.

מלבד הוצאות הביטחון כאמור לעיל, ישנן עלויות ביטחון נוספות למשק, כגון עלות החלופה של חיילי החובה (הפער בין מסלול 'השכר' בשירות החובה לבין השכר בשוק שחיילי שירות החובה היו משתכרים אלמלא היה שירות חובה) ושל אנשי המילואים, הזקיפה לביטחון בגין סיכון אישי, הוצאה לבניית מקלטים, עלות אחזקת מלאי חירום והוצאות לביטחון במשרדי ממשלה אזרחיים כמו מימון בכוח הרב-לאומי בסיני ע״י משרד האוצר. עלויות הביטחון למשק הישראלי עפ״י נתוני הלמ״ס עמדו בשנת 2014 על 6.9 אחוזים אחוזי תוצר.

נושאים מרכזיים נוספים בתקציב הביטחון

כוח האדם בצה״ל

בצה״ל משרתים חיילי חובה, משרתי קבע, אזרחים עובדי צה״ל וחיילי מילואים. יתרונו של צה״ל נובע בין השאר ממרכיב כוח האדם האיכותי המשרת בו. כוח האדם בצה״ל מהווה נדבך משמעותי בהוצאה התקציבית של מערכת הביטחון.

בשנים האחרונות השתנו, ועודם משתנים, מודלי השירות של האוכלוסיות השונות המרכיבות את כוח האדם במערכת הביטחון, לרבות: שינוי מודל שירות הקבע, בהתאם לצרכיו הייחודיים של צה״ל; מעבר משרתי הקבע להסדר פנסיה צוברת; ושינוי שיטת ההצמדה של קצבאות גמלאי צה״ל. שני המהלכים האחרונים צפויים להביא לגידול בהוצאות מערכת הביטחון בטווח הבינוני-קצר. במסגרת הסיכום התקציבי לתקציב הביטחון, מוחלים מגוון צעדים בתחום כוח האדם העתידים להוביל לחיסכון בהוצאה התקציבית על שכר וגמלאות ולשיפור האפקטיביות של צבא הקבע. כמו כן, סוכם על מתווה רב-שנתי להוצאה בגין גמלאות ועל קביעת חסם עליון לקצבה הפנסיונית של הקצינים הפורשים, כך שתעמוד על 12,000 ש״ח בממוצע צמוד למדד שכר ממשלה מרכזית, החל מהשנה התשיעית ממועד החקיקה (במתווה פוחת עד להתכנסות).

מצבת משרתי הקבע קטנה עד לשנת 2006, אשר הייתה השנה האחרונה ביישום תכנית ״קלע״, שכללה בין השאר צמצום בכוח אדם של אנשי קבע בגילאי הביניים, אנשי קבע שפרשו לגמלאות ואזרחים עובדי צה״ל. בשנת 2006 התרחשה מלחמת לבנון השנייה. בין שנת 2007 לשנת 2013 חלה עלייה בסך שיאי משרתי הקבע (ירידה בקבע מובהק ועלייה בראשוני), ומקביל הייתה ירידה במספר שיאי חיילי החובה וכמות ימי המילואים. בשנים 2012–2016 אישר המטכ״ל תכנית ירידה בהיקף של אלפי משרתי קבע ומאות אזרחים עובדי צה״ל במטרה לפנות מקורות תקציבים לצורכי

ההתעצמות של צה״ל. בהתאם לכך, החל משנת 2014 חלה ירידה בהיקף משרתי הקבע. במסגרת הסיכום התקציבי לתקציב הביטחון נקבעו שיאי כ״א לחומש הקרוב.

בישיבת הממשלה מיום 5 באוגוסט 2015, אישרה הממשלה בהחלטה 364 תוספת לשיפור תנאי השכר לחיילי החובה באמצעות הגדלת הפיקדון לחיילים משוחררים או העלאת דמי קיום חיילי החובה בשנת השירות השלישית. ביום 2 בדצמבר 2015, ועדה בהשתתפות שר האוצר, שר הביטחון ושרת המשפטים המליצה על הקצאת סך התקציב האמור להעלאת דמי הקיום לכלל חיילי החובה. בהתאם לכך הועלו דמי הקיום בכ-50 אחוזים לכלל החיילים, כך שיעמדו על 1,616 ש״ח ללוחמים, 1,176 ש״ח לתומכי לחימה ו-810 ש״ח ליתר. תקציב תוספתי ניתן למשרד הביטחון בהתאם.

מעבר צה״ל לנגב

- **העתקת יחידות אמ״ן ותקשוב לנגב** – במטרה לפנות קרקעות במרכז הארץ לצורך בניית יחידות דיור באזורי הביקוש, לקדם את הפיתוח והצמיחה של הנגב באמצעות העברת משאבים ממשלתיים איכותיים לנגב ולאפשר שיפור משמעותי בתשתיות מערכת הביטחון, התקבלו בשנים האחרונות החלטות הממשלה האלה: החלטת ממשלה 4415 מיום 20 בנובמבר 2005 – תכנית לאומית אסטרטגית לפיתוח הנגב, החלטה ממשלה 1529 מיום 1 באפריל 2007 – העברת אגד מחנות הדרכה לצומת הנגב, החלטה 3976 מיום 24 באוגוסט 2008 – ועדת היגוי עליונה להעתקת מחנות צה״ל לנגב, החלטה 3161 מיום 17 באפריל 2011 – העתקת מחנות אמ״ן ותקשוב לנגב, החלטה 546 מיום 14 ביולי 2013 –עדכון התכנית הלאומית לפיתוח הנגב בעקבות יישום המהלך להעתקת מחנות צה״ל לנגב והחלטה 2392 מיום 4 בינואר 2015 –פינוי שטחי צה״ל מאזורי ביקוש והמשך מעבר אמ״ן ותקשוב לנגב.

  לצורך יישום החלטה 3161 יוקצו מקורות תקציביים בסך כולל של 19 מיליארד ש״ח (12 מיליארד ש״ח להעתקת אמ״ן ו-7 מיליארד ש״ח להעתקת תקשוב) ע״י הגורמים הממנים כמפורט להלן:

  משרד הביטחון – 4 מיליארד ש״ח

  משרד האוצר – 9 מיליארד ש״ח

  רשות מקרקעי ישראל – 6 מיליארד ש״ח

  בהחלטת ממשלה 2392, עודכן המתווה התקציבי להעברת מחנות אמ״ן ותקשוב לנגב לעומת המתווה המופיע בהחלטת ממשלה 3161 מיום 17 באפריל 2011, ובנוסף הוטמעו עלויות מימון נוכח נקיטה במימון בשיטת (Private Finance Initiative) PFI.

- **העתקת יחידות אמ״ן** – עיקר הפרויקט הוא העתקת מרבית יחידות חיל המודיעין למתחם ליקית בסמוך לפארק התעשייה בעומר. מהלך העתקת הבסיסים מהווה שדרוג התשתיות הצבאיות ביחידות אלה, הן בתשתיות הבינוי והן בתשתיות הטכנולוגיות. המהלך אמור לתרום לפיתוח הנגב כזירה הטכנולוגית המובילה בישראל, לסינרגיה בין יחידות המודיעין השונות ולשיפור יכולות המודיעין של מדינת ישראל. הפרויקט נמצא בשלב תיקוף האפיון וכתיבת המכרזים.

- **העתקת יחידות תקשוב** – עיקר הפרויקט הוא העתקת מרבית היחידות הטכנולוגיות של אגף התקשוב ובית התוכנה של ח״א למתחם הפארק הטכנולוגי בצמוד לאוניברסיטת בן-גוריון בבאר שבע. מהלך העתקת הבסיסים מהווה שדרוג התשתיות הצבאיות ביחידות אלה, הן בתשתיות הבינוי והן בתשתיות הטכנולוגיות. כאמור, המהלך אמור

לתרום לפיתוח הנגב ולהפיכתו לזירה טכנולוגית מובילה, לסינרגיה בין יחידות התקשוב השונות של היבשה והאוויר ולשיפור יכולות המחשוב והשליטה של צה״ל. המכרז הופץ וכעת התהליך המכרזי נמצא בשלב הבהרות ובקשות לשינויים מצד המציעים.

- **קריית ההדרכה** – עיקר הפרויקט הוא העתקת שבעה בסיסי הדרכה (בית ספר למקצועות הלוגיסטיקה, בית הספר לרפואה, בית הספר למשאבי אנוש, בית הספר למשטרה צבאית, בית הספר לחימוש, בית הספר לתקשוב ובית הספר לחינוך) לקריית הדרכה אחת שתמוקם בצומת הנגב. קריית ההדרכה מהווה שינוי מבני וארגוני משמעותי ביותר בצה״ל לאור תפיסה הדרכתית ומבנה התומכים בעקרון הסינרגיה. כמו כן, המהלך צפוי להוביל לפיתוח אזורי ולתרום למיקוד צה״ל בפעילות ליבה נוכח אזורות תפקידים שבהם אין לצבא יתרון יחסי. במהלך שנת 2016 הסתיים אכלוס הקריה.
- **מעטפת לאנשי הקבע העוברים דרומה** – במסגרת החלטת הממשלה 3161 נקבע כי תגובש תכנית לצורך מתן תמריצים לעידוד מעבר אנשי הקבע ומשפחותיהם לנגב. בהמשך לכך, ביום 26 בפברואר 2013 הטיל מנכ״ל רה״מ על משרד האוצר ומשרד הביטחון להציג תכנית עם פריסה תקציבית רב-שנתית. לצורך כך הועמגה מסגרת תקציבית בסכום שלא יעלה על 1.3 מיליארד ש״ח ופרטי התכנית נמצאים בתהליך גיבוש בין המשרדים.

מהלך שוה״ם – פרויקטי שיווק והעברת מחנות

- **שוה״ם 3** – במסגרת החלטה 3161 מיום 17 באפריל 2011 הוחלט על פינויים המלא של מחנות אמ״ן ותקשוב וכן של מחנות נוספים במרכז הארץ. לצורך פינוי הקרקעות במלואן באופן המאפשר שיווק, נדרש מהלך משלים להעתקת יחידות נוספות משטחי מחנות אלו. בהמשך לעבודת מטה ממושכת שבוצעה ע״י משרד הביטחון, משרד האוצר ומשרד ראש הממשלה לבחינת פינוי כלל המחנות ממרכז הארץ ומאזורי הביקוש, התקבלה בתאריך 4 בינואר 2015 החלטת ממשלה 2392 לפינוי מחנות צה״ל מאזורי הביקוש והמשך מעבר אמ״ן ותקשוב לנגב. לצורך מימושה, נחתם ב-11 במארס 2015 הסכם שוה״ם 3 בין רמ״י, משרד האוצר, מנכ״ל רה״מ ומשהב״ט. למהלך זה יתרונות רבים למשק, שכן הוא מאפשר שיווק של כ-60,000 יחידות דיור באזורי ביקוש. המהלך כרוך בשיפור תשתיות, באיחוד ובייעול של בסיסים וכן בשינוי תפיסת ההפעלה בצה״ל.
- **עיקרי החלטת הממשלה למימוש מהלך שוה״ם 3** – מסגרת התקציב עבור העתקת המחנות עומדת על כ-14 מיליארד ש״ח; לצורך מימון חלק מהפרויקטים בשיטת PFI יועמדו כ-4 מיליארד ש״ח נוספים. עיקר המחנות שיפונו הם: צריפין, תל השומר, השלישות הראשית רמת גן, סירקין, שדה דב, וטירה 148. לכל מחנה נקבע מועד לפינוי.
- **עיקרי הפרויקטים למימוש מהלך שוה״ם** – אופק רחב – מחנה רב-זרועי באזור רמלה העתיד לאכלס בעיקר יחידות מזרוע היבשה, אגף כ״א ואגף הטכנולוגיה והלוגיסטיקה; מרכז הספקה אחוד – איחוד של 17 מרכזי הספקה הקיימים כיום לשלושה מרכזים אזוריים של אגף הטכנולוגיה והלוגיסטיקה (צפון – נטפים, מרכז – בית נבאללה, דרום – משמר הנגב); שדה דב – פינוי מחנה שדה דב לחצור.

במהלך שנת 2016 החל לפעול צוות המעקב והבקרה לסיכום שוה״ם 3 בהשתתפות נציגי משרד הביטחון, צה״ל, משרד האוצר, רמ״י ומשרד רה״מ. צוות המעקב מבצע מעקב שוטף אחר ביצוע הסיכום. נכון למועד זה בוצעו התקשרויות עם מתכננים והחלו עבודות בשטח במחנות חצור, ג׳וליס ועמליה.

הקרן לקליטת חיילים משוחררים (סעיף 46)

הצעת תקציב הקרן לקליטת חיילים משוחררים משרד הביטחון לשנות הכספים 2017 ו-2018 מסתכמת בכ-2.4 מיליארד ש"ח בשנת 2017 וכ-2.6 מיליארד ש"ח בשנת 2018.

החוק לקליטת חיילים משוחררים, התשנ"ד-1994 (להלן החוק) מַקנה לחיילים משוחררים ולמי ששירת שירות לאומי או אזרחי זכויות שונות. מטרת החוק היא להעניק סיוע כספי לחיילי החובה המשוחררים ולמשרתי השירות האזרחי והלאומי בתחילת דרכם בחיים האזרחיים. החוק מיושם באמצעות הקרן לקליטת חיילים משוחררים (להלן הקרן) הפועלת במשרד הביטחון ומהווה את המנגנון המבצע של החוק.

חיילים בשירות חובה (בצה"ל ובשאר מערכת הביטחון, לדוגמה במשטרה, במשמר הגבול ובשירות בתי הסוהר) ומשרתים בשירות אזרחי ולאומי זכאים לצבירה חודשית של כסף בגין חודשי השירות שבוצעו בפועל בהתאם לסוג השירות: לוחם, תומך לחימה או אחר. צבירה זו מחולקת לצבירה בגין מענק כספי וצבירה בגין קרן הפיקדון.

מענק כספי – מענק הניתן בעת השחרור. יצוין כי בינואר 2012 הוחלט על הכפלה של מענק השחרור במהלך שנפרס על פני חמש שנים (2012–2016).

קרן פיקדון – סכום כסף הנזקף לזכות החיילים ומיועד למטרות לימודים, הכשרה מקצועית, רכישת דירה, נישואין, לימודי נהיגה או פתיחת עסק. חייל משוחרר שלא מימש את מלוא קרן הפיקדון במהלך תקופת הזכאות יקבל את כל יתרת הכסף שנצברה לזכותו לאחר חמש שנים ועד תום השנה השביעית לשחרור.

בנוסף לאמור לעיל, על פי חוק, הקרן לקליטת חיילים משוחררים מפעילה שתי קרנות נוספות:

הקרן לסיוע נוסף – קרן המעניקה לחיילים משוחררים הזקוקים לכך סיוע כלכלי מיוחד: מלגות לימודים ומלגות קיום לחיילים משוחררים הלומדים במכינות קדם-אקדמיות. הסיוע ניתן על פי אמות מידה חברתיות-כלכליות. הקרן גם מממנת מלגות לימודים לחיילים משוחררים הלומדים במכללות טכנולוגיות לתכניות הנדסאים וטכנאים. סיוע זה מועבר החל משנה"ל תשע"ד ישירות מהקרן למוסדות הלימוד. כמו כן, הקרן מממנת קורסים ייעודיים של הכשרה מקצועית.

הקרן לעידוד השכלה גבוהה – קרן המממנת את שכר הלימוד בשנת הלימודים האקדמית הראשונה לחיילים משוחררים הלומדים בפריפריה ובירושלים או לחיילים מהפריפריה הלומדים במרכז (על פי קריטריונים שונים).

כ-90 אחוזים מתקציב הקרן מיועדים לתשלומים השוטפים עבור מענקי השחרור והפיקדון המוענקים לזכאים על פי החוק, בהתחשב באופי ובאורך השירות, כפי שפורט לעיל, והיתרה מממנת את פעילות הקרן לסיוע נוסף ואת הקרן לעידוד השכלה גבוהה.

הרכב תקציב הקרן לקליטת חיילים משוחררים, 2017


מענקי שחרור, 36%
קרן פיקדון, 53%
קרן לעידוד רכישת השכלה, 4%
רזרבה להתייקרויות, 3%
קרן לסיוע נוסף, 4%

דגשים לשנות הכספים 2017 ו-2018

קיצור שירות החובה לגברים

ביולי 2015 שירות החובה לגברים קוצר מ-36 חודשים ל-32 חודשים (תיקון מספר 19 תשע״ד-2014 לחוק שירות ביטחון [נוסח משולב], תשמ״ו-1986). בהתאם לכך, בשנת 2018 צפוי להשתחרר המחזור המקוצר הראשון, כך שייווצר גידול בסך מחזורי המשתחררים לאותה שנה. לפיכך צפוי גידול בהוצאות בגין מענק השחרור והפיקדון האישי בשנה זו.

הקרן לעידוד השכלה גבוהה

בשנת 2014 תוקן החוק, כך שהמימון הניתן במסגרת הקרן לעידוד השכלה גבוהה יתבצע בשימת דגש על תחומי ההנדסה, המדעים והטכנולוגיה (כאמור בתיקון 15, תשע״ד-2014 לחוק).

תיאום הפעולות בשטחים (סעיף 17)

הצעת תקציב תיאום הפעולות בשטחים לשנות הכספים 2017 ו-2018 (סעיף 17) מסתכמת בכ-449 מיליון ש״ח ו-258 מיליון ש״ח בהתאמה, מהם כ-104 ו-104 מיליון ש״ח בהתאמה בהוצאה נטו וכ-345 ו-154 מיליון ש״ח בהתאמה בהוצאה מותנית בהכנסה. מקור ההוצאה המותנית בהכנסה הוא בהכנסות המנהל האזרחי באזור יהודה ושומרון.

יחידת תיאום הפעולות בשטחים פועלת בנושאים האזרחיים וההומניטריים הנוגעים לאוכלוסייה הפלסטינית שאינה מעורבת בפעילות טרור. בנוסף, מתאם הפעולות בשטחים מוביל את התיאום האזרחי והביטחוני עם הארגונים הבין-לאומיים הפועלים בשטחי יהודה ושומרון ועזה וכן פעילויות תכנון וביצוע תשתיות ופרויקטים של פיתוח לאוכלוסיית אזור יהודה ושומרון (יהודים ופלסטינים).

היעדים העיקריים של תיאום הפעולות בשטחים

תקציב תיאום הפעולות בשטחים (להלן ״המתפ״ש״) מהווה מסגרת לפעילות התיאום והקישור בין מדינת ישראל והרשות הפלסטינית בנקודות העיקריות האלה:

- גיבוש הערכת מצב אזרחית בזירה הפלסטינית, זיהוי וניתוח מגמות, תהליכים ותפניות, לקביעת מדיניות בדרג הצבאי והמדיני.
- מעורבות והשפעה בפיתוח יכולות כלכליות ותשתיות פלסטיניות, לרבות מצמצמות תלות; שימור ושיפור מרקם החיים הפלסטיני לצד שימור והרחבת ערוצי התיאום והקישור; והשתלבות בלחימה בגורמי הטרור.
- הכוונה והשפעה על מעורבות הקהילה הבינ״ל בזירה הפלסטינית והשתלבות בלחימה בגורמי הטרור.
- הכוונה והשפעה על מעורבות הקהילה הבינ״ל בזירה הפלסטינית והשתלבות מוגברת במאמץ ההסברה לחיזוק הלגיטימציה בזירה הערבית והבין-לאומית.
- מימוש הסמכויות האזרחיות כלפי האוכלוסייה הפלסטינית וכלפי ההתיישבות הישראלית בשטחי C.
- תכנון תהליכי בניין הכוח ומימושם, תוך הסדרה ארגונית ותורתית וכן הובלת והטמעת המרכיב האזרחי.
- שימור, פיתוח וטיפוח מיטבי של ההון האנושי (סדיר, מילואים ואזרחים) בהתאם לערכי צה״ל והמתפ״ש.

בנוסף, המתפ״ש מוביל את התכנית לשיקום, פיקוח ואכיפה ברצועת עזה.

תקציב הוצאות חירום אזרחיות (סעיף 16)

הצעת תקציב הוצאות החירום האזרחיות (סעיף 16) לשנות הכספים 2017 ו-2018 מסתכמת ב-596 מיליון ש״ח ו-465 מיליון ש״ח בהתאמה, וסכום בגובה 200 מיליון ש״ח בהרשאה להתחייב בשנת 2017.

ישנם שני גופים מרכזיים במשרד הביטחון (רשות החירום הלאומית ופיקוד העורף) האמונים על נושאי העורף. רשות החירום הלאומית הוקמה כחלק מלקחי מלחמת לבנון השנייה בסוף שנת 2007 ושימשה כרשות בתוך משרד הביטחון. ייעודה הוא לאפשר למשק האזרחי לתפקד ולפעול נוכח מצב חירום בישראל, תוך צמצום, ככל הניתן, באבדות בנפש,



בהרס ובנזק לרכוש ולתשתיות, ולהביא לייצוב המצב בעורף במהירות האפשרית, במגמה לשמור על שגרת חיים סבירה ועל תיאום בין הגורמים השונים המטפלים בעורף האזרחי בשעת חירום. בין גורמים אלה: משרדי הממשלה, פיקוד העורף, הרשויות המקומיות והמגזר השני והשלישי (שעת חירום מוגדרת כאחת מהאפשרויות האלה: מלחמה, אסון טבע, מגפה, תקלה תפעולית המוליכה לאסון המוני או פיגוע טרור רחב היקף).

פיקוד העורף מרכז את הסמכות ואת האחריות להכוונת המערכות הצבאיות והאזרחיות העוסקות בהתגוננות אזרחית (צה״ל, משטרת ישראל, מד״א, מכבי-אש וכו׳) במסגרת מקצועית אחת. בשעת חירום אחראי פיקוד העורף לצמצום הפגיעה באוכלוסייה, לחזרה לשגרה בהקדם האפשרי ולהפעלת שאר גופי ההצלה, תוך שחרור הפיקודים המרחביים שבצה״ל לנושאים המבצעיים בחזית. באירוע רב-נפגעים, כדוגמת רעידת אדמה או דליפת חומר מסוכן, פיקוד העורף מסייע לכוחות ההצלה בהצלת חיים ובהשבת הסדר הציבורי על כנו.

דגשים לשנות הכספים 2017 ו-2018

- **תכנית הקמה ואחזקה ומרכיבי ביטחון והתגוננות אזרחית** – התכנית כוללת אחזקה ופיתוח בתחום מרכיבי הביטחון ובתחום ההתגוננות האזרחית. בתחום מרכיבי הביטחון התכנית כוללת אחזקה ופיתוח של מרכיבי הביטחון המבוצעים ביישובי עוטף עזה, בקו התפר של איו״ש (קו התפר המזרחי), בקו העימות בצפון וכן באזורים שונים בכלל הארץ, בהתאם להחלטות ממשלה ולנוכח הערכות מצב מודיעיניות המתייחסות לאיומים השונים. בתחום ההתגוננות האזרחית, התכנית כוללת ביצוע פעולות באחריות פיקוד העורף, כגון אחזקה ופיתוח של מערכות צפירה והתרעה, מתן מענה לצורכי מיגון ומקלוט והדרכה והסברה לאוכלוסייה. כמו כן, תכנית זו כוללת תקצוב כוח אדם ייעודי עבור נושאים אלו.
- **תכנית העורף הלאומי** – התכנית כוללת את תקצוב תקני כוח האדם והתפעול של מטה רח״ל, לרבות ועדת ההיגוי לרעידות אדמה אשר עברה לאחריות רח״ל מתוקף החלטת ממשלה 1662 מיום 1 ביוני 2014. כמו כן, התכנית מיועדת לתקצוב הפרויקטים בתחום חיזוק העורף הלאומי והחוסן הלאומי המבוצעים באחריות רח״ל (כגון: סיוע במוכנות לאומית לחירום במשרדי הממשלה, הוועדה הבין-משרדית לרעידות אדמה, שדרוג והקמת מרכזי הפעלה ברשויות המקומיות והקמת המרכז לאיתנות ישראלית בשיתוף פיקוד העורף ועוד).
- **תכנית מיגון האוכלוסייה (״סופת חול״)** – בשנים 2017 ו-2018 תכלול תכנית זו שמירה על כשירות מערך ״סופת חול״ עבור המגיבים הראשונים ועבור מענה רפואי.
- **מטוסי כיבוי** – האחריות והתקציב של טייסת מטוסי הכיבוי יועברו למשרד לביטחון הפנים.
- **מיגון הניוד** – בשנת 2017 תכנית זו כוללת תקצוב בגובה 30 מיליון ש״ח בגין התחייבויות עבר.


הביטחון והסדר הציבורי

המשרד לביטחון הפנים

הצעת התקציב השוטף של המשרד לביטחון הפנים לשנות הכספים 2017 ו-2018 (סעיף 07) מסתכמת בכ-17.3 מיליארד ש״ח ו-18 מיליארד ש״ח בהתאמה, מהם כ-16.3 מיליארד ש״ח ו-17.2 מיליארד ש״ח בהתאמה בהוצאה נטו וכ-968 מיליון ש״ח ו-828 מיליון ש״ח בהתאמה בהוצאה מותנית בהכנסה. כמו כן, בשנים 2017 ו-2018 תועמד לרשות המשרד לביטחון הפנים הרשאה להתחייב בגובה של כ-3.1 מיליארד ש״ח ו-3.4 מיליארד ש״ח בהתאמה.

הצעת תקציב הפיתוח של המשרד לביטחון הפנים לשנות הכספים 2017 ו-2018 (סעיף 52) מסתכמת בכ-553 מיליון ש״ח ו-513 מיליון ש״ח בהתאמה, מהם כ-493 מיליון ש״ח ו-453 מיליון ש״ח בהתאמה בהוצאה נטו וכ-60 מיליון ש״ח ו-60 מיליון ש״ח בהתאמה בהוצאה מותנית בהכנסה. כמו כן, בשנות הכספים 2017 ו-2018 תועמד לרשות המשרד הרשאה להתחייב בגובה של כ-868 מיליון ש״ח ו-868 מיליון ש״ח בהתאמה.

המשרד לביטחון הפנים הוא גוף מטה משולב האחראי לאכיפת החוק, לשמירת הסדר הציבורי ולפעילות בתחומים השונים של ביטחון הפנים במדינת ישראל. המשרד פועל, בין היתר, באמצעות גופים אלה:

- **משטרת ישראל** – מופקדת על ביצוע התפקידים והמשימות בתחום ביטחון הפנים, על שמירת הסדר הציבורי ועל הלחימה בפשיעה ופועלת על פי הסמכויות שהוענקו לכל שוטר בפקודת המשטרה (נוסח חדש), תשל״א-1971, בחוק המשטרה (דין משמעתי, בירור קבילות שוטרים והוראות שונות), תשס״ה-2005 ובחוקים נוספים.
- **שירות בתי הסוהר** – ארגון כליאה לאומי, אחראי לאחזקת אסירים ועצורים במשמורת על פי התנאים שנקבעו בחוק ולטיפול באסירים בתקופת שהותם בבית הסוהר, במגמה לסייע בשיקומם ובהשתלבותם בחברה בתום תקופת המאסר.
- **הרשות הלאומית לכבאות והצלה** – עיקר תפקידה הוא מניעה וכיבוי של דלקות, חילוץ והצלה, טיפול במפגעים והצלת חיי אדם.
- **הרשות להגנה על עדים** – הרשות מתמודדת עם תופעת האיומים על עדים ברמת סיכון גבוהה וכנגד הפגיעה בשלומם על ידי גורמים עבריינים.
- **הרשות הלאומית למלחמה בסמים ובאלכוהול** – הרשות אחראית להובלת המאבק בסמים ובאלכוהול, לקביעת מדיניות לאומית ולתיאום ביצועה באמצעות משרדי הממשלה השונים.

כמו כן, המשרד לביטחון הפנים מפעיל תכניות שונות למניעת אלימות ולצמצום הפשיעה, ברשויות המקומיות בכלל ובקרב בני הנוער בפרט.

- **תקציב משטרת ישראל** – הצעת תקציב משטרת ישראל לשנת 2017 ו-2018 מסתכמת בכ-12.091 מיליארד ו-12.611 מיליארד ש״ח בהתאמה (תקציב ברוטו, כולל תקציב פיתוח)
- **תקציב שירות בתי הסוהר** – הצעת תקציב שירות בתי הסוהר לשנת 2017 ו-2018 מסתכמת בכ-3.592 מיליארד ו-3.751 מיליארד ש״ח בהתאמה (תקציב ברוטו, כולל תקציב פיתוח).
- **תקציב הרשות הלאומית לכבאות והצלה** – הצעת תקציב הרשות הלאומית לכבאות והצלה לשנת 2017 ו-2018 מסתכמת בכ-1.269 מיליארד ש״ח ו-1.324 מיליארד ש״ח בהתאמה (תקציב ברוטו).

פילוח תקציב המשרד לביטחון הפנים לפי גופיו – שנת 2017

תקציב ברוטו, כולל פיתוח במיליוני ש״ח

משטרת ישראל, 12,091
המשרד לביטחון הפנים, 904
רשות הכבאות וההצלה, 1,269
שירות בתי הסוהר, 3,592

מקור: משרד האוצר


הביטחון והסדר הציבורי

פילוח תקציב המשרד לביטחון הפנים לפי גופיו – שנת 2018
תקציב ברוטו, כולל פיתוח במיליוני ש״ח


משטרת ישראל, 12,611
המשרד לביטחון הפנים, 859
רשות הכבאות וההצלה, 1,324
שירות בתי הסוהר, 3,751

מקור: משרד האוצר

דגשים לשנות הכספים 2017 ו-2018

- **התכנית לחיזוק רמת הביטחון האישי במגזר הערבי ובעיר ירושלים** – במסגרת התקציב לשנות הכספים 2017 ו-2018 ניתן תקציב תוספתי עבור חיזוק פעילות משטרת ישראל במגזר הערבי ובירושלים במטרה להביא לחיזוק הביטחון ושלטון החוק במדינה.
- **תכניות נוספות לחיזוק יכולות משטרת ישראל** – במסגרת התקציב לשנות הכספים 2017 ו-2018 ניתן תקציב תוספתי עבור תכניות שונות לחיזוק משטרת ישראל, ביניהן הקמת מערך מאו״ר – מערך משטרתי-אזרחי למאבק באלימות ובפשיעה במרחב המקוון, הגברת נוכחותם של שוטרים ברחובות (שיטור רגלי) ותגבור אגף התנועה במשטרת ישראל.
- **ייעול מדיניות הענישה ושיקום האסירים** – במסגרת החלטת ממשלה מספר 1840 מתאריך 11 באוגוסט 2016, שעיקרה ייעול מדיניות הענישה ושיקום האסירים בישראל, ותוך יישום מסקנות הוועדה לבחינת מדיניות הענישה

והטיפול בעבריינים בראשות שופטת בית המשפט העליון (בדימוס) דליה דורנר, הוחלט על מספר צעדים הצפויים להשפיע על תחום ביטחון הפנים. במסגרת ההחלטה הוחלט להרחיב את פיילוט בתי המשפט הקהילתיים, הצפויים להפחית את מספר האסירים בבתי הסוהר תוך קידום האפשרויות לשיקום בקהילה. בנוסף הוחלט על הרחבת עונש עבודות השירות. שינוי זה צפוי להביא לצמצום השימוש במאסרים במקרים שבהם המאסר אינו הכרחי לצורך הגבלת יכולתו של העבריין לבצע עבירות וכן במקרים של עבריינים שהמסוכנות שלהם לחברה איננה גבוהה. בנוסף הוחלט על השקעה נרחבת בהפחתת הסיכון לעבריינות נוער, במטרה להפחית את מספר האסירים העתידי ולסייע לנוער בסיכון להימנע מהידרדרות לחיי פשע.

- **שיקום אסירים ושיפור תנאי כליאתם** – בהמשך לחקיקת תיקון 42 לפקודת בתי הסוהר נקבעו תקנות בנושא שיקום וחינוך האסיר טרם שחרורו, שלפיהן יימשך התקצוב לפעילות זאת. כמו כן, במסגרת הצעת התקציב תוקם קרן לבינוי בשירות בתי הסוהר לצורך שיפור תנאי המחיה של אסירים. במסגרת תקציב 2017 ו-2018 יינתן מענה לשיפור תחום הרפואה הניתנת לאסירים בשירות בתי הסוהר.
- **הסכם שכר נגדים** – במסגרת התקציב לשנות הכספים 2017 ו-2018 הוסדר תקציב תוספתי עבור תגבור שכר הנגדים במשטרת ישראל ובשירות בתי הסוהר, זאת בהתאם לסיכום תקציבי שנחתם בין משרד האוצר למשרד לביטחון הפנים בשנת 2015.
- **תכנית רב-שנתית של הרשות הארצית לכבאות והצלה** – לשם יישום הרפורמה בתחום הכבאות וההצלה והקמת הרשות הארצית, אישר משרד האוצר תכנית רב-שנתית לשנים 2013–2018. במסגרת הצעת תקציב זו יימשך תקצוב התכנית הרב-שנתית לחיזוק יכולות הרשות הארצית לכבאות והצלה.
- **ביטול אגרות כבאות אש והצלה** – במסגרת הצעת התקציב יבוטלו חלק מהאגרות בגין פעילות רשות הכבאות וההצלה למניעת אש, הגבות מעסקים בגין שירותי הכבאות למניעת דלקות, תוך שימת דגש על עסקים קטנים ובינוניים והפחתת רמות הבקרה על עסקים ברמות סיכון נמוכות. בנוסף יבוטלו האגרות המבצעיות, הנגבות בגין פעילות מבצעית לכיבוי אש.


משרדי המטה

משרדי המטה

קבוצת המשרדים המנהליים כוללת את המשרדים הבאים: משרד ראש הממשלה והמטה לביטחון לאומי, משרד האוצר, משרד המשפטים, משרד החוץ, משרד הפנים ורשות האוכלוסין, ההגירה ומעברי הגבול. בפרק זה נכללות גם הוצאות ממשל כדוגמת העברות לרשויות המקומיות; תקציב הכנסת, חברי הממשלה, נשיא המדינה ומשרד מבקר המדינה; ומימון המפלגות.

דגשים לשנות הכספים 2017 ו-2018

מאפייני התקציב

המשרדים המנהליים משרתים קשת רחבה של פעילות מטה ממשלתית. הם מאופיינים בעתירות כוח אדם, ולכן חלק ניכר מהתקציב השוטף במשרדים אלה מיועד למימון הוצאות שכר, והיתרה מיועדת לתקציבי קניות ופיתוח, בעיקר לשם תפעול המשרדים. ההוצאה התקציבית של משרדים אלה בשנת 2017 עומדת על 18.1 מיליארד ש״ח, כ-5% מסך ההוצאה התקציבית ובשנת 2018 היא עומדת על 18.8 מיליארד ש״ח, כ-5% מסך ההוצאה התקציבית.

תקציב משרדי המטה לשנת הכספים 2017

במליארדי ש״ח


נטו
הוצאה מותנית בהכנסה
האוצר
3.1
3.4
פנים והשלטון המקומי
5.9
0.05
משפטים
3.4
1.0
ראש הממשלה
2.0
0.01
חוץ
1.6
0.1
משרדים נוספים
1.3
0.001
שירותי דת
0.7
0.01
0
1
2
3
4
5
6
7



תקציב משרדי המטה לשנת הכספים 2018

במליארדי ש״ח



נטו
הוצאה מותנית בהכנסה
פנים והשלטון המקומי
6.3
0.05
האוצר
3.2
2.60
משפטים
3.6
1.05
ראש הממשלה
2.1
0.01
חוץ
1.6
0.1
משרדים נוספים
1.3
0.001
שירותי דת
0.6
0.01
0
1
2
3
4
5
6
7

משרד ראש הממשלה

הצעת תקציב משרד ראש הממשלה לשנת הכספים 2017 (סעיף 04) מסתכמת בכ-2 מיליארד ש״ח, מהם כ-1.9 מיליארד ש״ח בהוצאה נטו וכ-9.5 מיליון ש״ח בהוצאה מותנית בהכנסה.

הצעת תקציב משרד המטה לביטחון לאומי לשנת הכספים 2017 (סעיף 10) מסתכמת בכ-53.9 מיליון ש״ח.

הצעת תקציב משרד ראש הממשלה לשנת הכספים 2018 (סעיף 04) מסתכמת בכ-2.03 מיליארד ש״ח, מהם כ-2.02 מיליארד ש״ח בהוצאה נטו וכ-9.8 מיליון ש״ח בהוצאה מותנית בהכנסה.

הצעת תקציב משרד המטה לביטחון לאומי לשנת הכספים 2018 (סעיף 10) מסתכמת בכ-53.7 מיליון ש״ח.

הצעת תקציב המשרד לשירותי דת לשנת הכספים 2017 (סעיף 22) מסתכמת בכ-672 מיליון ש״ח, מהם כ-660 מיליון ש״ח בהוצאה נטו וכ-12 מיליון ש״ח בהוצאה מותנית בהכנסה, וכן 82 מיליון ש״ח בהרשאה להתחייב.

הצעת תקציב המשרד לשירותי דת לשנת הכספים 2018 (סעיף 22) מסתכמת בכ-650 מיליון ש״ח, מהם כ-648 מיליון ש״ח בהוצאה נטו וכ-12 מיליון ש״ח בהוצאה מותנית בהכנסה, וכן 78 מיליון ש״ח בהרשאה להתחייב.

משרד ראש הממשלה כולל את היחידות, הגופים והתחומים הכפופים ישירות לאחריות ראש הממשלה וכן יחידות וגופים עצמאיים בקביעת תכניות העבודה שלהם ובניהול תקציבם.

- **היחידות והגופים הכפופים ישירות לאחריות ראש הממשלה** – יועצים לראש הממשלה; האגף לממשל וחברה; האגף לתכנון, תיאום ופנים; אגף הכלכלה והתשתיות; המועצה הלאומית לכלכלה; המועצות להנצחת נשיאים וראשי ממשלה ומרכזי ההנצחה למנחם בגין וליצחק רבין; מטה ההסברה הלאומי; מערך הגיור; מטה התקשוב הממשלתי ועוד.
- **היחידות והגופים העצמאיים בקביעת תכניות העבודה שלהם ובניהול תקציבם** – המשרד לירושלים ומורשת; המשרד לנושאים אסטרטגיים והסברה; המשרד לענייני מודיעין; המשרד לשוויון חברתי; הלשכה המרכזית לסטטיסטיקה; מנהלת תנופה – יישום תכנית ההתנתקות; נציבות שירות המדינה; לשכת הקשר נתיב; המשרד לפיתוח הפריפריה, הנגב והגליל והמשרד לשיתוף פעולה אזורי.


משרדי המטה

נוסף על יחידות אלו, יחידות המטה לביטחון לאומי, לשכת הפרסום הממשלתי והמדפיס הממשלתי הן יחידות הכפופות למשרד ראש הממשלה, אולם הן מתוקצבות בסעיפים תקציביים נפרדים. המטה לביטחון לאומי מתוקצב בסעיף 10 ולשכת הפרסום הממשלתית והמדפיס הממשלתי מתוקצבים בסעיף 89 כמפעלים עסקיים.

עד לשנת 2016, המשרד לשירותי דת היה מתוקצב כחלק מתקציב משרד ראש הממשלה. החל משנה זו, המשרד מתוקצב כחלק בסעיף תקציבי נפרד (סעיף 22). תקציב זה כולל את המשרד ואת יחידות הסמך הכפופות לו: הרבנות הראשית ובתי הדין הרבניים.

דגשים לשנות הכספים 2017 ו-2018

משרד ראש הממשלה

- יישום החלטת ועדת השרים לענייני ביטחון לאומי (הקבינט המדיני ביטחוני) ב/15 מיום 12באוגוסט 2015 .
- יישום החלטת ועדת השרים לענייני ביטחון לאומי (הקבינט המדיני ביטחוני) ב/64 מיום 13 בדצמבר 2015.
- יצירת תשתיות לצמיחה כלכלית ארוכת טווח, לדוגמה: הפיכת ישראל למרכז ידע מחקרי ותעשייתי מוטה טכנולוגיה בתחום תחליפי הנפט.
- קידום קבוצות חברתיות וחיזוק הפריפריה, לדוגמה: חיזוק הקשר בין צעירי העם היהודי בתפוצות למדינת ישראל וקידום שילובם המיטבי של יוצאי אתיופיה בחברה הישראלית.
- חיזוק יכולת המשילות ופיתוח דרכי הפעולה של הממשלה, לדוגמה: טיוב, הרגולציה הממשלתית תיאומה ושיפורה.
- קידום היכולת הלאומית במרחב הדיגיטלי, לדוגמה: שיפור השירות הממשלתי לציבור וקידום תשתיות טכנולוגיות ופרויקטי תקשוב רוחביים.
- קידום מדיניות הממשלה בישראל ובעולם באמצעות כלי הסברה ותקשורת, לדוגמה: ביסוס לשכת העיתונות הממשלתית כמרכז עבודה מקצועי לאנשי תקשורת ודוברים.

המשרד לפיתוח הפריפריה, הנגב והגליל

- תגבור תקציב המשרד לאור התווספות תחום פעילות חדש – תחום הפריפריה החברתית, בהתאם להחלטת ממשלה מס׳ 631 מיום 1 בנובמבר 2015.
- תגבור תקציב המשרד מתוקף החלטות ממשלה שהתקבלו לצורך פיתוח הנגב והגליל.

המיזם הלאומי ״ישראל דיגיטלית״

- הרחבת פעילות מטה ״ישראל דיגיטלית״ במשרד לשוויון חברתי באמצעים אלו:
  - קידום תחום ההון האנושי הדיגיטלי במגזר הציבורי, באמצעות הכשרות מקוונות וכלים נוספים.
  - פיתוח יכולות דיגיטליות בממשק שבין התושב לרשות המקומיות.

- שיפור יכולות הניהול והיעילות בשלטון המקומי.
- הגברת האוריינות הדיגיטלית של ילדים ומבוגרים בקרב אוכלוסיות מודרות.
- פיתוח כלים ותכניות חדשניות לקידום השוויון החברתי בכלים דיגיטליים.

המשרד לנושאים אסטרטגיים

- פיתוח ותגבור תקציב המשרד לנושאים אסטרטגיים לצורך מאבק בדה-לגיטימציה.

הלשכה המרכזית לסטטיסטיקה

- התחלת ביצוע מפקד האוכלוסין המתפרס (מפקד שוטף) במתכונתו החדשה.

המשרד לשירותי דת

- תגבור תקציב המשרד לצורך מימון התחייבויות עבר לתמיכות בהקמת מבני דת ועידוד קבורה רוויה.
- תגבור תקציב השכר בעקבות מינוי דיינים לבתי הדין הרבניים ובהתאם לביצוע בפועל.



משרד האוצר

הצעת תקציב משרד האוצר לשנות הכספים 2017 ו-2018 (סעיף 05) מסתכמת בכ-2.7 מיליארד ש״ח וכ- 2.9 מיליארד ש״ח בהתאמה, מהם כ-2.3 מיליארד ש״ח בשנת 2017 וכ-2.6 מיליארד ש״ח בשנת 2018 בהוצאה נטו, וכן 475 מיליון ש״ח בשנת 2017 וכ-305 מיליון ש״ח בשנת 2018 בהוצאה מותנית בהכנסה.

הצעת תקציב הדיור הממשלתי לשנות הכספים 2017 ו-2018 (סעיף 51) מסתכמת בכ-3.8 מיליארד ש״ח וכ-3.0 מיליארד ש״ח בהתאמה, מהם כ-806 מיליון ש״ח בשנת 2017 וכ-672 מיליון ש״ח בשנת 2018 בהוצאה נטו, וכן 3.0 מיליארד ש״ח בשנת 2017 וכ-2.3 מיליארד ש״ח בשנת 2018 בהוצאה מותנית בהכנסה. כמו כן, בשנות הכספים 2017 ו-2018 תועמד לרשות המשרד הרשאה להתחייב בגובה של 9.8 מיליארד ש״ח וכ- 11.3 מיליארד ש״ח בהתאמה.

משרד האוצר נחלק למשרד הראשי ולרשות המסים בישראל. המשרד הראשי אחראי למספר רב של תחומים כלכליים של מדינת ישראל. יחידות המשרד העיקריות הן אגף התקציבים אשר מכין את תקציב המדינה ומפקח עליו ; החשב הכללי המנהל את כספי המדינה ואת נכסיה ; אגף שוק ההון המפקח על שוק ההון והביטוח במשק ; רשות החברות הממשלתיות המפקחת על החברות הממשלתיות ; האגף לשכר ולהסכמי עבודה, המנהל משא ומתן עם ועדי העובדים ועם הארגונים המייצגים אותם ומבצע הסכמי עבודה במשק ; אגף הכלכלן הראשי, המגבש מדיניות בתחום הכנסות המדינה ומחקר כלכלי ויוצר קשרים בין-לאומיים כלכליים ועוד.

רשות המסים בישראל אחראית לגביית המסים הישירים והעקיפים.

דגשים לשנות הכספים 2017 ו-2018

- **תכנית אסטרטגית לרשות המסים** – גיבוש, קידום ויישום תכנית אסטרטגית מקיפה לרשות המסים שמטרתה לשנות ולשפר את תפיסת ההפעלה ולהגביר את האפקטיביות של רשות המסים, זאת לצורך העמקת גביית המסים, הגברת ההרתעה בקרב מעלימי מס ושיפור השירות הניתן ללקוחות הרשות.
- **משרד האוצר** – תגבור תקציב המשרד במסגרת הצעת התקציב לשנות הכספים 2017 ו-2018 נועד בעיקרו לתת מענה להתקדמות הטכנולוגית ולהתפתחויות השונות במשק הנוגעות לפעילות הגופים השונים הפועלים מול ובשיתוף משרד האוצר. לדוגמה, תגבור תקציב המחשוב לצורך שיפור עבודת המשרד, פיתוח אתר המשרד והנגשתו לציבור, בניית אפליקציות ומחשבונים לפעולות מקוונות כגון איתור כספים וחסכונות ועוד.
- **רשות החברות** – תגבור תקציב רשות החברות במסגרת הצעת התקציב לשנות הכספים 2017 ו-2018 נועד ליישום תכנית רב-שנתית להנפקות ולהפרטות של חברות ממשלתיות. התקצוב כולל פעולות כגון רכישת שירותי ייעוץ אסטרטגי, פיננסי ומשפטי עבור תשקיפים והעסקת רו״ח.


משרדי המטה

משרד המשפטים

הצעת תקציב משרד המשפטים לשנות הכספים 2017 ו-2018 (סעיף 08) מסתכמת בכ-4.4 מיליארד ש״ח וכ-4.6 מיליארד ש״ח בהתאמה, מהם כ-3.4 מיליארד ש״ח בשנת 2017 וכ-3.6 מיליארד ש״ח בשנת 2018 בהוצאה נטו, וכ-1 מיליארד ש״ח בשנת 2017 וכ-1 מיליארד ש״ח בשנת 2018 בהוצאה מותנית בהכנסה.

הצעת תקציב הפיתוח של משרד המשפטים לשנות הכספים 2017 ו-2018 (סעיף 53) מסתכמת בכ-80 מיליון ש״ח בכל אחת מהשנים.

משרד המשפטים הוא ״שחקן מרכזי״ בפעילות המשק ברמת מתן שירותים לאזרח, אכיפת החוק, ייעול הפעילות הממשלתית והסדרת הפעילות הכלכלית במשק. המשרד אחראי למספר רב של יחידות, ביניהן: הנהלת בתי המשפט, האגף לרישום והסדר מקרקעין, פרקליטות המדינה, הסנגוריה הציבורית, האפוטרופוס הכללי, רשות האכיפה והגבייה המורכבת מההוצאה לפועל ומהמרכז לגביית קנסות, בתי הדין השונים ועוד.

במסגרת הצעת התקציב לשנות הכספים 2017 ו-2018 ניתן ביטוי להתמודדות של משרד המשפטים עם הגידול במספר המשימות ובאופיין. במקביל להגדלת המשאבים המוקצים למערכת, הושם דגש על ייעול ההליכים, על צמצום הנטל הביורוקרטי ועל שיפור השירות הניתן לאזרח.

דגשים לשנות הכספים 2017 ו-2018

- **יישום התכנית האסטרטגית במערכת המשפט** – הקצאת משאבים ותשומות כוח אדם, לרבות שופטים, על מנת לסייע בהתמודדות עם העומס המוטל על מערכת בתי המשפט. זאת, במקביל ליישום ולעמידה ביעדים בהתאם לתכנית אסטרטגית לייעול המערכת ולשיפור השירות לאזרח. במסגרת התכנית מקודמים נושאים שנועדו לייעל את עבודת המערכת, לצמצם הליכים ובקשות סרק, לקצר את אורך חיי התיק, נושאים כגון מעבר מהקלדה להקלטה של דיונים, ניהול פרואקטיבי של ההליך השיפוטי, ייעול המזכירויות ועוד.
- **חוק חדלות פירעון ושיקום כלכלי** – הצעת החוק מונחת על שולחן ועדת החוקה, חוק ומשפט בכנסת, וההכנות ליישומה צפויות להתחיל במהלך שנת 2018. הצעת החוק יוצרת קודיפיקציה בדיני חדלות הפירעון של יחידים ושל תאגידים, תוך הצבת שיקומו הכלכלי של היחיד כערך מרכזי בהליכי חדלות הפירעון, הגברת הוודאות והיציבות של הדין, קיצור הליכים והפחתת הנטל הביורוקרטי באמצעות שינוי מבני ברשויות האמונות על יישום הדין (מערכת בתי המשפט, רשות האכיפה וכונס הנכסים הרשמי). על מנת להיערך לשינויים הנובעים מיישום הצעת החוק תוגברו הרשויות האמונות על יישומו.
- **הגברת האכיפה כנגד עבריינות כלכלית** – הכלכלה בישראל מאופיינת בהיקף גדול של פעילות הלבנות הון בפרט ועבריינות כלכלית בכלל. תופעות אלו טומנות בחובן השפעות שליליות רבות, כגון: סכנה ליציבות כלכלת המדינה והמשטר; סיכונים לסקטור הפיננסי; פגיעה בתחרות ובהכנסות המדינה אשר מובילה להקצאת משאבים בלתי יעילה.



כחלק מהמאבק בהלבנת הון ובעבריינות הכלכלית בישראל, יושמו במהלך השנים האחרונות מספר תיקוני חקיקה שנועדו להגביר את האכיפה כנגד עבריינות כלכלית. משרד המשפטים הוא בעל תפקיד מרכזי בשרשרת האכיפה הכלכלית, והגידול הצפוי בהיקף האכיפה צפוי להשפיע באופן ישיר על היקף הפעילות של מספר גופים במשרד. בהתאם לכך, תוגבר התקציב של יחידת החילוט, הרשות לאיסור הלבנת הון ומימון טרור והיחידה הכלכלית בפרקליטות.

- **מחשוב** – הקצאת משאבים להמשך פיתוח, הטמעה ושיפורים במערכות מחשוב חדשות בגופים השונים של המשרד, תוך שימת דגש על הרחבת הפעולות והנתונים אשר האזרח יכול לקבל עבורם מענה באופן מקוון (למשל רישום הערת אזהרה באופן מקוון בטאבו, הקמת מערכת תומכת ליישום חוק חדלות פירעון וכדי).


משרדי המטה

משרד החוץ

הצעת תקציב משרד החוץ לשנת הכספים 2017 (סעיף 09) מסתכמת בכ-1.7 מיליארד ש״ח, מהם כ-1.6 מיליארד ש״ח בהוצאה נטו וכ-77.5 מיליון ש״ח בהוצאה מותנית בהכנסה.

הצעת תקציב משרד החוץ לשנת הכספים 2018 (סעיף 09) מסתכמת בכ-1.7 מיליארד ש״ח, מהם כ-1.6 מיליארד ש״ח בהוצאה נטו וכ-77.5 מיליון ש״ח בהוצאה מותנית בהכנסה.

משרד החוץ מופקד על גיבוש מדיניות החוץ של ממשלת ישראל ועל ביצועה בקרב מדינות המקיימות יחסים דיפלומטיים עם מדינת ישראל. משרד החוץ מייצג את המדינה בפני ממשלות זרות, ארגון האומות המאוחדות וארגונים בין-לאומיים נוספים.

על המשרד מוטל להסביר את עמדותיה של מדינת ישראל ברחבי העולם; לקדם את הקשרים המדיניים, האסטרטגיים, הכלכליים והמסחריים ואת קשרי התרבות והמדע; להעביר סיוע חוץ; ולפתח מכלולים של שיתופי פעולה עם ארצות מתפתחות ומפותחות. בנוסף, על המשרד מוטל לקדם ולטפח את הקשרים המדיניים והאחרים עם הקהילות היהודיות בתפוצות ועם נציגי דתות אחרות. המשרד מטפל בשמירת זכויותיהם של האזרחים הישראלים השוהים בחו״ל ומסייע להם באמצעות נציגויותיו בחו״ל.

דגשים לשנות הכספים 2017 ו-2018

- יישום החלטת הממשלה בדבר קידום ופיתוח היחסים הכלכליים בין ישראל לסין: פיתוח שווקים חדשים באסיה, סין, יפן, קוריאה, הודו וסינגפור.
- יישום החלטת הממשלה בנושא ״יוזמת אפריקה״ שעיקרה שיתוף פעולה עם ממשלת גרמניה בתחום הפיתוח והסיוע למדינות מתפתחות, בדגש על אפריקה, בנושאים: פיתוח כפרי וביטחון המזון, סביבה וניהול המים, השקיה ואנרגיה, בריאות הציבור וסניטציה, פיתוח קהילתי, חינוך, חדשנות ויזמות.
- קידום שיתוף הפעולה הכלכלי עם ממשלת איטליה בתחום הפיתוח והסיוע למדינות באפריקה.
- פיתוח שיתופי פעולה עם הודו בתחומי הכלכלה, החדשנות, והחקלאות – הקמת מרכזי מצוינות חקלאית.
- הקמת הביתן הישראלי בתערוכת ״אקספו 2017״ שתיערך באסטנה, קזחסטן.
- המשך יישום החלטת ממשלה מספר 402 מיום 5 באוגוסט 2015 שעניינה מיקוד הפעילות הממשלתית בחו״ל ועיקרה – סגירת שבע נציגויות של המשרד בחו״ל.


משרדי הממשלה



משרד הפנים והרשויות המקומיות

הצעת תקציב משרד הפנים לשנות הכספים 2017 ו-2018 (סעיפים 06, ו-18), ללא תקציבי מימון מפלגות, מימון הבחירות לכנסת ורשות ההגירה, האוכלוסין ומעברי הגבול (סעיפים 14 ו-68), מסתכמת בכ-5.2 מיליארד ש״ח וכ-5.5 מיליארד ש״ח בהתאמה, מהם כ-0.5 מיליון ש״ח בכל אחת מהשנים 2017 ו-2018 בהוצאה מותנית בהכנסה. בשנים 2017 ו-2018 תועמד לרשות המשרד הרשאה להתחייב בגובה של כ-740 מיליון ש״ח וכ-709 מיליון ש״ח בהתאמה.

הצעת תקציב משרד הפנים לשנות הכספים 2017 ו-2018 (סעיף 06) מסתכמת בכ-247 מיליון ש״ח וכ-608 מיליון ש״ח בהתאמה, מהם כ-0.5 מיליון ש״ח בהוצאה נטו בכל אחת מהשנים. בכל אחת מהשנים 2017 ו-2018 תועמד לרשות המשרד הרשאה להתחייב בגובה של כ-27 מיליון ש״ח.

הצעת תקציב הרשויות המקומיות לשנות הכספים 2017 ו-2018 (סעיף 18) מסתכמת בכ-4.9 מיליארד ש״ח ובכ-4.9 מיליארד ש״ח בהתאמה בהוצאה נטו. בשנים 2017 ו-2018 תועמד הרשאה להתחייב בגובה של 713 מיליון ש״ח ו-682 מיליון ש״ח בהתאמה.

משרד הפנים אחראי מטעם הממשלה לנושאים אלה:

- פיקוח על הרשויות המקומיות והכוונת פעולותיהן בהתאם לחוק ולמדיניות הממשלה.
- ארגון וניהול הבחירות לרשויות המקומיות והכנת פנקס בוחרים.
- פיקוח על אתרי הרחצה ועל רישוי עסקים.
- היערכות לשעת חירום ברשויות המקומיות.
- מתן שירותי דת וסיוע בשיפוץ ובפיתוח של מבני דת לעדות הלא יהודיות.
- שמירה על המאגר הביומטרי.

דגשים לשנות הכספים 2017 ו-2018

הרשויות המקומיות

- **מענקי האיזון** – משרד הפנים פועל במסגרת תקציבו לסייע לרשויות המקומיות. הסיוע המרכזי ניתן באמצעות מענקי איזון. מענק האיזון נועד להשלים את הכנסותיהן הנורמטיביות של הרשויות המקומיות להוצאות הנורמטיביות של הרשויות המקומיות (הנגזרות מנוסחת ההקצאה), על מנת לסייע להן לספק לתושביהן רמה סבירה של שירותים מוניציפליים. משנת 2004 התחיל משרד הפנים להקצות בצורה הדרגתית את מענקי האיזון לרשויות המקומיות בהתאם להמלצות ועדה ציבורית חדשה (ועדת גדיש). נוסחת גדיש מחשבת את מענק המודל לרשויות באמצעות חישוב ההפרש בין ההוצאה הנורמטיבית וההכנסה הנורמטיבית לנפש על פי מודל. הפרש זה מהווה את מענק המודל לנפש של הרשות. ההוצאה הנורמטיבית משקפת את הנתונים הייחודים המאפיינים כל רשות ורשות (כדוגמת מספר הילדים והקשישים ברשות) וכן את החוסן של תושבי הרשות, כפי שהוא משתקף במדד הסוציו-אקונומי של הלמ״ס. מכפלת מענק המודל לנפש של הרשות במספר התושבים, מהווה את מענק המודל לפי נוסחת גדיש. בשנת 2011 נערכו שינויים בנוסחת האיזון בהתאם להחלטת ממשלה 3378 מיום 26 ביוני 2011. עיקרי השינויים הם : בצד ההכנסות נקבע תעריף ארנונה נורמטיבי לעסקים (תעשייה, מלאכה, משרדים, שירותים ומסחר). בצד ההוצאה – הגדלת היקף ההוצאה המוכרת ברכיבי הפנסיה והחזרי המלוות של הרשויות המקומיות לצורך חישוב מענק האיזון ושינוי בהשפעת המדד החברתי- כלכלי. בהתאם למודל גדיש, 189 רשויות מקומיות, מתוך 257 הרשויות המקומיות הקיימות בישראל היו זכאיות בשנת 2015 למענק איזון. מענק האיזון נגזר בפועל מסדרי העדיפויות בתקציב המדינה. בהצעת התקציב לשנים 2017 ו-2018, בכל אחת מהשנים עומד תקציב מענק האיזון על סך של כ-2.87 מיליארד ש״ח.

- **תכניות ההבראה** – במסגרת תכנית הבראה, המדינה מסייעת לרשויות להתמודד עם הגרעונות המצטברים, והרשויות מתחייבות לצעדי התייעלות בתקציב השוטף. כנגד עמידה באבני דרך להתייעלות תקציבית בשוטף, המדינה מסייעת במענקים ובהלוואות לכיסוי הגירעון הנצבר. בשנים 2017 ו-2018 צפויה להיות מאושרת מסגרת תקציב של עד 150 מיליון ש״ח בהרשאה להתחייב בכל שנה לתכניות הבראה.

- **מסים מוניציפליים** – סך הכנסות הרשויות המקומיות לשנת 2014 עמדו על כ-54 מיליארד ש״ח. מתוך סכום זה כשליש הן העברות ממשלה וכשני שלישים הכנסות עצמיות שעיקרן הכנסות מארנונה. היקף הארנונה בשנת 2014 עמד על כ-22 מיליארד ש״ח, מתוכם 9.5 מיליארד ש״ח ארנונה למגורים ו-12.5 מיליארד ש״ח ארנונה שלא למגורים. נכון לשנת 2014, ברשויות מקומיות רבות שיעורי גביית הארנונה נמוכים. בכ-32 רשויות שיעורי גביית הארנונה נמוכים מ-75 אחוזים ובכעשר רשויות שיעורי גביית הארנונה נמוכים מ-55 אחוזים. אי-מיצוי מקורות הכנסה עצמיים מביא לפגיעה בתושבי הרשות, המקבלים עקב כך שירותים מוניציפליים ברמה נמוכה יותר.

- **הקרן לצמצום פערים ברשויות המקומיות** – בהתאם לחוק, המדינה משלמת ארנונה בשיעור מופחת, ובערי עולים היא משלמת תשלום מלא. ההכרזה על מרבית היישובים הנכללים ברשימת ערי העולים נעשתה לפני עשרות שנים, וזו האחרונה על רשות מקומית כעיר עולים נעשתה בשנת 1991. סך הארנונה שהממשלה משלמת מדי שנה בגין נכסיה עומד על כ-850 מיליון ש״ח (כ-300 מיליון ש״ח מתוכם בגין ההטבה של ערי עולים). המנגנון הקיים כיום, שלפיו תשלומי הארנונה משולמים לרשויות על בסיס מיקום הנכס, מסייע

להגדלת הפערים בין הרשויות, וכתוצאה מכך מרבית הארנונה הממשלתית מועברת לרשויות החזקות. למעשה באמצעות הגדרה כעיר עולים פעלה המדינה בעבר לתמיכה ברשויות הזקוקות לכך, אולם כלי זה מיושן ורשימת ערי העולים אינה משקפת את רשימת הרשויות הזקוקות לתמיכה ממשלתית. בנוסף, תשלום על בסיס מיקום הנכס אינו מאפשר סיוע ישיר לרשויות הנזקקות לכך, אם לא קיימים בהן נכסי מדינה. בעקבות האמור, נקבע בהחלטת ממשלה 1841 מיום 11 באוגוסט 2016 כי תוקם קרן לחלוקה דיפרנציאלית לרשויות המקומיות. מקורות הקרן יהיו מהפחתת תשלומי הארנונה של משרדי הממשלה בערי העולים כיום ומתקציב תוספתי, כך שהיקף הסכום בקרן יעמוד על 500 מיליון ש"ח. הקצאת תקציבי הקרן לרשויות המקומיות תבוצע על פי קריטריונים ובהם המדד החברתי-כלכלי ומדד הפריפריאליות המפורסמים על ידי הלשכה המרכזית לסטטיסטיקה וכן על בסיס האיתנות הפיננסית של הרשות, בהתחשב בין היתר בשטחי הארנונה העסקית לתושב. כמו כן, על מנת למנוע פגיעה ברשויות המקבלות כיום תשלומי ארנונה מלאים בגין היותן ערי עולים, ייקבעו הוראות מעבר אשר יצמצמו את הפגיעה התקציבית ברשויות אלו.

שארבע הקבוצות הגדולות שולטות בכ-40 אחוזים מהשוק. מבנה זה של השוק נובע, בין היתר, מהרגולציה הקיימת המקשה על הליך יבוא המוצרים. לפי הרגולציה הקיימת, בעת ייבוא מוצרי חשמל לראשונה לישראל מתבקש היבואן לשלוח את המוצרים למכון התקנים לשם ביצוע בדיקות עמידה בתקנים המחייבים (תקני בטיחות, הספק וכיו"ב), ובנוסף לבדיקות אלה מבצע מכון התקנים בדיקת יעילות אנרגטית על פי נוהל של המשרד לתשתיות לאומיות, האנרגיה והמים. על בסיס תוצאות הבדיקה נשלחות התוצאות למשרד האנרגיה ומונפק אישור עמידה בדרישות האנרגיה וכן תיווי תואם, כל זאת טרום ייבוא המוצר בפועל.

הליך זה של בדיקת המוצר וקבלת אישור טרום ייבוא אורך זמן רב, תורם לעלויות המושתתות על היבואנים ומהווה פעמים רבות חסם עבור יבואנים קטנים ובינוניים, המתקשים לעמוד בעלויות העודפות הנובעות מכך.

עקב זאת, משרד התשתיות הלאומיות, האנרגיה והמים,בתיאום עם משרד האוצר, יקדם במהלך החודשים הקרובים תיקון חקיקה, אשר במסגרתו יוחלף האישור המקדים הנדרש טרום הליך הייבוא בהצהרת יבואן על בסיס תוצאות בדיקות מעבדה לעניין רמת הנצילות האנרגטית של המוצר. כנגד הצהרה זו יקבל היבואן אישור או דחייה לשיווק המוצר בישראל, וכך ייחסכו זמן ומשאבים יקרים. בהתאם לכך יוקנו למשרד סמכויות לבצע פיקוח בשווקים וכן סמכויות אכיפה במטרה להבטיח את השמירה על רמת הנצילות האנרגטית במשק הישראלי. קיצור משך זמן האישורים צפוי להגביר את התחרות בשוק, וכך להגדיל את מגוון המוצרים ולהביא להפחתת יוקר המחייה.

הגברת התחרות בשוק התקשורת

במגזר הטלוויזיה הרב-ערוצית קיים דואופול של שתי פלטפורמות שידור המחזיקות בכ-94 אחוזים מנתח שוק מנויי הטלוויזיה. בשל כך נוצר מצב שבו הצרכנים עומדים בפני בחירה מצומצמת, משלמים מחיר גבוה באופן יחסי ופיתוחם של מוצרים מגוונים מתעכב. לכן מוצע, במסגרת התכנית הכלכלית, לערוך תיקוני חקיקה שיאפשרו את הפעלת מערך עידן פלוס על ידי גורם תחרותי, מתוך כוונה שזה יפעל להשביחו ולהציבו כחלופה תחרותית לפלטפורמות השידור הקיימות. הפעלת המערך על ידי גורם תחרותי תביא לשיפור איכות קליטת השידורים המופצים על גבי המערך ברחבי הארץ, להוספת ערוצים אטרקטיביים ולהפחתת העלויות הנדרשות לתפעולו. עוד במסגרת התכנית הכלכלית, מקודם תיקון חקיקה שיחייב את הגורם המפעיל של מערך עידן פלוס להפיץ את שידורי המערך גם על גבי רשת האינטרנט, ובכך לאפשר כניסתם של ספקי טלוויזיה חדשים. בנוסף, מוצע לערוך אסדרה על שידור ערוצי הספורט, כך שאלו לא יהוו עוד חסם לכניסת שחקנים חדשים למגזר הטלוויזיה הרב-ערוצית, זאת במקביל לאסדרה אשר צפויה להביא להפחתת עלויות תוכני הספורט, כך שתתאפשר הנגשתם לציבור רחב יותר.

מטרת צעדים אלו היא להגביר את התחרות בתחום, שתביא להפחתת יוקר המחיה ולהגדלת השירות ומגוון המוצרים המוצעים לציבור.

שוק נוסף בתחום התקשורת בישראל שבו מתקיים דואופול הוא שוק התשתית הנייחת. הדואופול בזק והוט הוא גורם מהותי בהיעדר קיומה של תחרות בתחום זה (שבו בזק היא מונופול מוכרז) והוא משפיע על התחרות בשוק התקשורת בכללותו.

כך, הוט ובזק מציגות רווחיות עודפת במגזר התשתיות, אשר עלולה להיות מתורגמת להשפעה גם על מגזרי פעילות אחרים בתחום התקשורת, כגון סלולר וטלוויזיה. בנוסף, היעדר תחרות במגזר התשתיות יוצר תמריץ שלילי לביצוע השקעות, ומעכב התפתחויות טכנולוגיות ושיפור השירות הניתן למגזר העסקי ולמשקי הבית בישראל.

לשם השוואה, ניתן לבחון ההבדלים בין שוק הסלולר, שעבר רפורמה מקיפה לפני מספר שנים ובו מתקיימת תחרות ערה, לבין שוק התשתיות שבו כאמור מתקיים דואופול:

נתחי שוק סלולר


28%
26%
27%
8%
11%
פלאפון
סלקום
פרטנר
הוט מובייל
גולן

נתחי שוק תשתית קווית


32%
68%
הוט
בזק

מקור: הדוחות הכספיים של החברות לשנת 2015

כפי שניתן לראות, בעוד שוק התשתיות מתחלק בין שתי מתחרות, הרי ששוק הסלולר מתחלק בין חמישה מפעילים מתחרים. מפעילה נוספת (חברת אקספון) התקשרה בהסכם שיתוף עם סלקום והיא צפויה להיכנס לשוק בחודשים הקרובים. ההבדל ברמת התחרות בשוק משפיע, בין היתר, על התוצאות העסקיות של החברות כלהלן:

השוואת שיעורי EBITDA לפי מגזר פעילות



שיעור EBITDA
70%
60%
50%
40%
30%
20%
10%
0%
65%
54%
21%
20%
18%
16%
2%
בזק קווי
הוט כבלים
סלקום
פלאפון
פרטנר
גולן
הוט מובייל

מקור: הדוחות הכספיים של החברות לשנת 2015

כך, בעוד בזק והוט רושמות שיעורי רווחיות גבוהים במגזר התשתית (בזק קווי והוט כבלים המכיל בתוכו גם את שירות הטלוויזיה), מפעילות הסלולר מציגות נתוני רווחיות נמוכים בהרבה. ייתכן ששיעורי הרווחיות של הוט מובייל במגזר הסלולר נובעים מיכולתה של הוט כבלים לבצע סבסוד צולב לפעילות זו. היבטים חיוביים נוספים הבאים לידי ביטוי בעקבות רמת התחרות בשוק הסלולר הם עלייה בצריכת השירותים על ידי כלל הציבור (בדגש על DATA), ירידת מחירים ותחרות בין המתחרות על רמת השירות הניתן לצרכן.

בשל כך, מוצע להפחית חסמים על מנת לאפשר למתחרות בשוק התקשורת לפרוס תשתיות תקשורת עצמאיות אשר יסייעו בהגברת התחרות במקטע תשתית הפס הרחב בישראל ויביאו בשורה משמעותית לציבור בישראל, בדגש על קדמה טכנולוגית ועל יחס שירות למחיר טוב יותר.

תחרות בשווקי האשראי והבנקאות הקמעונאיים

שוק האשראי הקמעונאי מאופיין בריכוזיות רבה. חמש קבוצות בנקאיות גדולות (כולל חברות כרטיסי האשראי שבבעלותן) מחזיקות ב-91 אחוזים מסך האשראי למשקי בית לא לדיור. בשוק האשראי לעסקים קטנים השיעור של חמש הקבוצות גדול אף יותר. בנוסף, שוק הבנקאות מאופיין בריכוזיות רבה. חמש הקבוצות הבנקאיות מחזיקות ב-96 אחוזים מנכסי המערכת. מתוך רצון לעודד את התחרות בתחום האשראי הקמעונאי ובשוק הבנקאות ועל מנת לצמצם את הריכוזיות, משרד האוצר ביחד עם גורמים שונים קידם בשנתיים האחרונות מספר צעדים משמעותיים בתחום:

- הפחתת חסם המידע בשווקי האשראי והבנקאות – הסדרה בחקיקה של הקמת מאגר נתוני אשראי בבנק ישראל אשר יוכל לתת לכל נותן אשראי במשק (דרך תיווך של לשכות אשראי) דירוג אשראי של כל לווה פוטנציאלי והסדרה של הצגת תעודת זהות בנקאית ללקוחות הבנקים, על מנת לשקף להם את מצבם הבנקאי בצורה מסודרת וכוללת.
- הקלות רגולטוריות לגופים המוסדיים – ביטול הצורך בבטוחה מספקת והגדלת היקף הסכומים שניתן להשקיע ללא דירוג. צעדים אלו יקלו את כניסתם של הגופים המוסדיים לשוק האשראי הקמעוני.
- הפרדת חברות כרטיסי האשראי – קידום הליך חקיקה שנועד להסדיר את הפרדתן של חברות כרטיסי האשראי משני הבנקים הגדולים ולצמצם את אחזקות הבנקים בחברת שירותים בנקאיים משותפת שהיא מערכת התשלומים בשוק כרטיסי החיוב.
- הרחבת מקורות ההון לנותני אשראי חוץ-בנקאיים – הסדרה בחקיקה לפיה תינתן אפשרות לנותני אשראי חוץ-בנקאיים להנפיק אג״ח קונצרני לציבור לצורך גיוס מקורות הון.
- הפחתת חסמי כניסה לשוק הבנקאות בתחום המחשוב הבנקאי ובתחום דרישות ההון מהבנק – הוראות חדשות של המפקחת על הבנקים למתן אפשרות למספר בנקים להתבסס על מערכת מחשוב אחת ומתן אפשרות לבנק אחד לספק שירותי מחשוב לבנק אחר. הוראות חדשות של המפקחת על הבנקים בנוגע להפחתה משמעותית בדרישות ההון – הון ראשוני והלימות ההון.
- הקמת רשות שוק ההון – הקמה בחקיקה של רשות שוק ההון. זאת על מנת לחזק את עצמאות הרגולציה בתחום הביטוח והפנסיה וליצור בסיס לקליטת תחומים חדשים שיפוקחו ע״י רשות שוק ההון (תחום האשראי החוץ-בנקאי כפי שיפורט להלן).
- הסדרת פעילות נותני האשראי החוץ-בנקאיים – הסדרה בחקיקה של פעילות נותני אשראי חוץ-בנקאיים. זאת על מנת להגביר את הלגיטימציה של השחקנים החוץ-בנקאיים ועל מנת לאפשר להם חיבור ליתר המערכת הפיננסית ולמערכות התשלומים. הפיקוח על נותני אשראי אלו יבוצע ברשות שוק ההון החדשה.

במסגרת תכנית עבודה לשנים הקרובות יקודמו מספר צעדים נוספים: הסדרת פעילותן של אגודות אשראי, מנפיקי כרטיסי אשראי חוץ-בנקאיים ופלטפורמות של מימון המונים ליחידים (P2P).

אגודות אשראי

אגודת אשראי היא אגודה שיתופית המציעה שירותים פיננסיים שונים לחברי האגודה, ביניהם: פיקדונות, מתן אשראי, ניהול חשבון עו״ש וניהול תיק ניירות ערך. הקמה של אגודות צפויה לתרום להגברת התחרות בשוק האשראי ובמערכת הבנקאית ולהפחתת הריכוזיות. במדינות האירופאיות אגודות אשראי מהוות 20 אחוזים ממגזר הבנקאות. בנוסף, המודל העסקי של האגודות, שאינו למטרת רווח אלא לטובת החברים, צפוי לאפשר מתן שירותים פיננסיים במחירים נמוכים.

במסגרת הסדרה זו של אגודות אשראי, חסמי הכניסה לשוק מופחתים בצורה משמעותית (לדוגמה דרישת ההון העצמי משתנה מ-75 מיליון ש״ח ל-3 מיליון ש״ח בלבד). שינוי זה יאפשר לאגודות אשראי לפעול ולקבל רישיון, דבר שנמנע מהן תקופה ארוכה.

הפיקוח על אגודות אשראי יבוצע ברשות שוק ההון החדשה.

מנפיק כרטיסי אשראי חוץ-בנקאי

מנפיק כרטיסי אשראי חוץ-בנקאי הוא נותן אשראי חוץ-בנקאי המציע שירותים פיננסיים של מסגרת אשראי ואשראי על גבי כרטיס. הקמה של מנפיקי כרטיסי אשראי חוץ-בנקאיים, צפויה להגביר את התחרות בשוק האשראי ובשוק כרטיסי האשראי ולגוון את מקורות האשראי במשק. צעד זה גם צפוי לחזק את נותני האשראי החוץ-בנקאיים, בכך שהוא מאפשר להם להציע שני מוצרים חדשים ללקוחותיהם (מסגרת אשראי ואשראי על גבי כרטיס).

ההסדרה של מנפיקים אלו מבוססת על התקן האירופי Payment Services Directive II, אשר מטרתו ליצור סביבה משותפת ואחידה ברחבי האיחוד האירופי בתחום שירותי התשלום. התבססות, כאמור, על תקן אירופי צפויה גם להקל על מנפיקים מהאיחוד האירופי להיכנס לשוק הישראלי. הפיקוח על מנפיק כרטיסי אשראי חוץ-בנקאי יבוצע ברשות שוק ההון החדשה.

תחרות במשק הגפ״ם

ממצאים רבים מעידים על חוסר תחרות באספקת גז פחמימני מעובה (גפ״ם), המכונה בישראל גם גז בישול, למגזר הביתי. על אף הירידה החדה במחירי הנפט בשנתיים האחרונות, לא הייתה ירידה דומה במחיר לצרכן הפרטי. בנוסף, הצרכנים הביתיים משלמים פי ארבעה-חמישה מהצרכן התעשייתי, ופער זה אינו מוסבר במלואו על ידי אופי הצריכה השונה בין המגזרים. אחת הסיבות המרכזיות לפערים היא התחרות המוגבלת במגזר הביתי, ובמסגרת התכנית הכלכלית לשנים 2017 ו-2018 מתוכננים שורה של צעדים הצפויים להקל על ספקיות גז קטנות להיכנס לשוק זה וללקוחות לעבור מספק לספק. עיקרי השינויים המוצעים הם:

- **הסרת חסמי מעבר**
  - שינוי הרוב הדרוש למעבר של בניין מספק לספק – במצב הקיים נדרש רוב בכתב של כל בעלי הדירות על מנת לעבור מספק גז אחד לספק גז אחר. עקב זאת, מספר הבניינים אשר מצליחים לעבור מחברה לחברה הוא אפסי. במסגרת חוק ההסדרים יתוקן החוק כך שיידרש רוב באסיפת דיירים בלבד.
  - איסור אפליית מחירים – במצב הקיים כיום יכולות חברות הגז להציע לצרכנים מסוימים הנחה בתעריף הגפ״ם, בעוד שכל יתר דיירי הבניין, אשר למעשה צורכים את אותו המוצר, משלמים מחירים גבוהים בצורה משמעותית. במסגרת חוק ההסדרים יחויבו ספקיות הגז להציע מחיר שווה לכלל הדיירים בבניין.
  - הקלה בשחרור הפיקדון – במצב הקיים יש קושי לקבל את דמי הפיקדון ששולמו בעבור בלון גז. במצב זה, הצרכן מעדיף להישאר עם אותה החברה מאחר שמעבר לחברה חדשה יגרור עלות פיקדון נוספת. במסגרת חוק ההסדרים נקבע הסדר אשר יקל משמעותית על העברת הפיקדון בין הספקים וכך יאפשר מעבר פשוט ביניהם.
- **הסרת חסמי כניסה** – הקלה במילוי גפ״ם לספקים קטנים והגדלת האחסון לספקים קטנים.

הסרת חסמי המעבר והכניסה צפויה להגביר את התחרות, להוריד את מחירי הגפ״ם ולאפשר לצרכנים לבחור את החלופה הכלכלית ביותר עבורם.

כמו כן, בשנת 2015 אושרו ונכנסו לתוקף תקנות הסדרים במשק המדינה (תיקוני חקיקה) (מסירת מידע בנוגע להספקת גז). תקנות אלו מחייבות את כל ספקי הגז לפרסם באופן שקוף את המחירים הממוצעים הנדרשים על ידם. מִנהל הדלק הקים אתר להשוואת מחירי הגפ״ם לפי חלוקה של ספקי גז, רשויות מקומיות, סוגי תשתית גז וסוגי תעריפים, זאת על מנת להגביר את התחרות בענף.

שירות חדש – נסיעה שיתופית במונית

נוסח החוק הקיים אינו מאפשר פיצול תשלום הנסיעה בין צרכנים. בכך נמנעת האפשרות לשתף נסיעה במונית בין נוסעים במסלול דומה, ומרבית הנסיעות מתבצעות עם נוסע בודד. מצב זה מונע את האפשרות להוריד את מחיר הנסיעה, מותיר את רווחיות הענף נמוכה ומביא לעודף כלי רכב על הכביש.

כחלק מהתכנית הכלכלית מוצע להוסיף אפיק שירות חדש – ״נסיעה שיתופית במונית״. במסגרת שירות זה, שיינתן באמצעות המוניות המיוחדות, יוכלו נוסעים לפצל את תשלום הנסיעה ולשתף את נסיעתם עם אחרים הנוסעים ליעדים סמוכים, וכך יוכלו לחסוך בעלויות הנסיעה מבלי לפגוע ברווחיות הענף. נוסף להורדת המחיר לצרכן, השירות יגדיל את כדאיות השימוש במונית בהשוואה לשימוש ברכב הפרטי ויביא להפחתת הגודש בדרכים.

על מנת להבטיח שירות איכותי ואמין לצרכן, השירות יינתן בהזמנה מראש בלבד (ללא איסוף מהרחוב), ומציע השירות יחויב להציג לנוסע את המחיר המשוער שיהיה נדרש לשלם עבור נסיעה מיוחדת ליעד המבוקש על ידו, את מועד איסופו ואת זמן הנסיעה המשוער.

שוק הדיור

רקע ותיאור הבעיה

מגמת עליית מחירי הדיור בישראל, שהחלה בסוף העשור הקודם, נמשכה גם בשנים האחרונות. משנת 2007 העלייה הראלית במחירים הסתכמה בכ-80 אחוזים. עליית מחירים זו נובעת ממחסור משמעותי בהיצע של יחידות דיור ומסביבת ריבית נמוכה המובילה למחיר נמוך ללקיחת הלוואות ולהפחתת האטרקטיביות של מסלולי חיסכון והשקעה אחרים בשוק ההון. על אף העובדה שהריבית הנמוכה והשפעותיה על שוק הדיור היא תופעה עולמית, עליית מחירי הדיור בישראל בולטת בחריפותה, והתייקרות מחירי הדיור בישראל בשנים האחרונות היא המשמעותית ביותר בקרב המדינות המפותחות.

שיעור השינוי במחירי הדיור הריאליים משנת 2007 לרבעון הראשון 2016


100%
80%
60%
40%
20%
0%
-20%
-40%
-60%
ישראל
שבדיה
אוסטריה
שוויץ
קנדה
גרמניה
אוסטרליה
לוקסמבורג
ניו זילנד
נורווגיה
בריטניה
יפן
מקסיקו
בלגיה
קוריאה
ממוצע OECD
פינלנד
צרפת
סלובקיה
מדינות היורו
ארה"ב
איסלנד
דנמרק
הונגריה
פורטוגל
הולנד
סלובניה
אסטוניה
איטליה
אירלנד
ספרד
לטביה
יוון

מקור: ה-OECD

החל משנת 2007 עד ראשית 2012 נצפתה מגמת עלייה בהיקף התחלות הבנייה הפרטית למגורים לעומת ההיקף בשנים שקדמו להן. מגמת העלייה ידעה מאז 2012 מספר תנודות קלות, והיא עדיין נמצאת ברמה גבוהה מזו שהייתה במשק עד שנת 2010. גמר הבנייה למגורים נגזר מהיקף ההתחלות ומהיקף הביקושים בפועל. מאז השיא בשנת 1997 חלה ירידה רצופה בגמר הבנייה למגורים. משנת 2007 ניכרת מגמת עלייה בגמר הבנייה, אולם עלייה זו איננה מספקת ונוצר פער בין ההתחלות לגמר הבנייה, אשר נסגר רק בשנת 2014. כמו כן, ככל הנראה, העלייה אינה מחפה על הפער שנוצר בין הדירות החדשות אשר בנייתן נסתיימה לבין מספר הדירות הנדרשות, אשר נמדד לפי הגידול הטבעי באוכלוסייה. נוסף על כך, סביבת הריבית הנמוכה השוררת במשק מזה מספר שנים, דוחפת את המשקיעים לכיוון השקעה בנדל"ן למגורים. אחוז מחזיקי הדירה הנוספת בקרב כלל האוכלוסייה עלה, ונוצרו עודפי ביקוש לדירות, אשר בשוק שההיצע בו אינו מגיב באופן מהיר דיו, גורמים לעליות מחירים חדות.

התחלות וגמר בנייה ביחס לביקושים

ממוצע שנתי, באלפים


התחלות בנייה
גמר בנייה
רמת הביקוש הנדרשת בהתאם לגידול באוכלוסייה
מע"מ אפס
המחאה החברתית
50,000
45,000
40,000
35,000
30,000
25,000
2000
2002
2004
2006
2008
2010
2012
2014

מקור: הלמ"ס

השגת היעד של הורדת מחירי הדיור דורשת קידום צעדי מדיניות ושינויים מבניים מהותיים בשוק הדיור. במחצית השנייה של שנת 2013 פעל צוות בין-משרדי בראשות הממונה על התקציבים אשר גיבש שורה של המלצות בצד ההיצע (צוות 90 הימים); בתחומי הליכי התכנון, פידיון קרקע, פיתוח, שיווק והשכרה ארוכת טווח. המלצות הצוות אומצו על ידי הממשלה ויושמו בשנים 2013–2015. מאז הקמת הממשלה החדשה בשנת 2015, הוחלט כי יש צורך לרכז את ניהול הנדל"ן בממשלה בידי מספר מצומצם יותר של גורמים, והאחריות על מנהל התכנון ורשות מקרקעי ישראל עברה לסמכותו של שר האוצר. במקביל לכך, הוקם מטה מיוחד לענייני דיור שהיה גם הוא בסמכותו של שר האוצר. מטה הדיור, אגף התקציבים וגורמי המקצוע ברמ"י, במשרד השיכון ובמנהל התכנון, פועלים כל העת לגיבוש המדיניות להרחבת היצע הדיור וליישומה. החלטות המדיניות באות לידי ביטוי בקבינט הדיור, אשר קיבל שורה של החלטות בשנים 2015 ו-2016, המצטרפות להחלטות אשר ייושמו במסגרת התכנית הכלכלית לשנים 2017 ו-2018. להלן סקירה קצרה של עיקרי המדיניות של הממשלה להגדלת היצע הדיור, אשר הוחל ביישומם במהלך השנים האחרונות, וחלקם ייושם במסגרת התכנית הכלכלית לשנים 2017 ו-2018.

הקמת הוועדה הארצית לתכנון ולבנייה של מתחמים מועדפים לדיור והרפורמה בתכנון ובבנייה

עם תחילת הטיפול במשבר הדיור התברר כי משך הזמן לקידום תכניות לבנייה בישראל היה ארוך מאוד בהשוואה לנעשה בעולם, מה שהוביל לפגיעה בגמישות השוק להגיב לשינויים בביקושים לדירות לזמן רב וגרר עליות מחירים. כך, משך

הזמן לקידום תכנית מפורטת המכילה יותר מ-20 יחידות דיור עמד על ארבע שנים וחצי בממוצע. בתכניות הכוללות למעלה מ-200 יחידות דיור משך הזמן לקידום התכנית עמד על כשש שנים לפחות. בעקבות נתונים אלו הוחלט למקד את המאמץ בקידום תהליכים בתחום התכנון. הראשון שבהם היה הרפורמה בתכנון ובבנייה שביצועה החל באוגוסט 2014 והיא מיושמת עד היום, עם מעבר מנהל התכנון לסמכות שר האוצר. מטרת הרפורמה בעיקרה להעביר את העומס הרב מהוועדות המחוזיות לוועדות המקומיות ולפנות זמן ומשאבים לוועדות המחוזיות לטיפול בתכניות הכוללות היקף רחב של יחידות דיור. ישום הרפורמה הביא לכך ש-20 ועדות מקומיות הוסמכו כוועדות מקומיות עצמאיות, אשר להן סמכויות רחבות יותר באישור תכניות מבעבר. רובד נוסף של הרפורמה המיושם בימים אלו הוא קיצור וייעול הליך מתן היתר הבנייה, באמצעות הקמת מכוני בקרה המרכזים את כלל הגורמים הממשלתיים הנדרשים באישורים שונים בתהליך ההיתר ובאמצעות המעבר לרישוי במערכת מקוונת.

צעד נוסף שיש לו השפעה רבה על כמות היחידות המתוכננות בקרקעות המדינה בהיקפים גדולים הוא הקמת מוסד תכנון ארצי לדיור (הותמ״ל), עם קשב ממשלתי ברמה הגבוהה ביותר, בעל סמכויות רחבות לאישור מהיר ויעיל של תכניות, תוך מתן מענה למכלול התשתיות ולצורכי הרשויות המקומיות. המוסד רלוונטי לתכניות בקנה מידה גדול בעלות ישימות גבוהה בטווח הקצר והבינוני. עד עתה אושרו בותמ״ל תכניות בהיקף של 32,000 יח״ד. עוד תכניות בהיקף של 30,000 יח״ד הופקדו והן צפויות להיות מאושרות עד לסיום שנת 2016. תכניות נוספות בהיקף של כ-140,000 יח״ד מטופלות בוועדה ועיקרן צפויות להיות מאושרות בשנים 2017–2019.

תכנית מחיר למשתכן החדשה

במקביל לצעדים המקודמים בצד ההיצע בשנים 2017 ו-2018, הממשלה ממשיכה ביישום תכנית מחיר למשתכן, אשר פועלת בצד הביקוש. החל משנת 2015, וכחלק מהמאמץ להקל על רוכשי דירה ראשונה, החליטה הממשלה כי כלל הקרקעות המשווקות על ידי המדינה, משווקות בהנחה משמעותית שתוביל להנחה של כ-200 אלף ש״ח במחיר הסופי של הדירה. באזורי הפריפריה, שבהם ערך הקרקע נמוך והנחה במחיר הקרקע לא תוביל להנחה משמעותית במחיר הדירה, ניתנים במקביל מענקים לרוכשים לצד מענק המסבסד את הוצאות הפיתוח של הקרקע בסך של 80–100 אלף ש״ח, כתלות במחיר הקרקע. השיווק נועד לזכאים חסרי דירה. שיווק בשיטת מחיר למשתכן משמעותו כי התחרות בין המציעים היא על מחיר הדירה הסופי (ההצעה הנמוכה ביותר זוכה) ולא על מחיר הקרקע (ההצעה הגבוהה זוכה), ובכך הוא מאפשר לחסרי דירה לרכוש דירה במחירים נמוכים באופן משמעותי ממחירי השוק הנוכחיים.

עד עתה שווקו במסגרת התכנית 35,000 יחידות דיור, ועד סוף 2017 צפויות להיות משווקות 70,000 יח״ד. נכון להיום מספר הזכאים אשר נרשמו לתכנית עומד על כ-55,000, ומספר הזוכים עומד על 2,800.

מס ריבוי נכסים

לצד הטיפול בבעיית ההיצע, הממשלה נדרשת לטפל גם בביקוש העודף להשקעה בדירות מגורים. לפיכך, הממשלה ערכה מספר שינויים במיסוי משקיעים בדירות מגורים, במטרה לצנן את הביקושים. במסגרת זו הועלה מס הרכישה למשקיעים פעם אחת ב-2013 ופעם נוספת ביולי 2015, וכעת הוא עומד על כ-8 אחוזים במדרגה הנמוכה.

במסגרת חוק ההסדרים מקודם מס על אחזקה של נכסים מרובים. מס זה יוטל על בעלי דירות המחזיקים שלוש דירות ומעלה, בשיעור מקורב של 1 אחוז מערך כל דירה, החל מהדירה השלישית. על פי נתוני רשות המסים קיימים כ-50 אלף בעלי דירות המחזיקים ב-180 אלף נכסים. נוסף על כך, עליית המחירים החדה הביאה לגידול באי-השוויון בין שכבות שונות באוכלוסייה. הטלת המס צפויה לתרום לחלוקת הכנסות נכונה יותר במשק ולצמצום אי-השיוויון. כמו

כן, המס צפוי להוות תמריץ עבור בעלי הנכסים למכור את הנכס, מה שיגדיל את היצע הדירות בשוק המשני ויביא להפחתת רמת המחירים.

מס זה מבוסס על "המס הג׳ורג׳יאני" (ע״ש הכלכלן הנרי ג׳ורג׳), מס המוטל על עליית מרכיב ערך הנכס בנדל״ן. המס, על פי הצעתו המקורית של הנרי ג׳ורג׳, מכוון לעליית ערך הקרקע, מכיוון שהיא אינה נובעת מיגיעה או מפיתוח כלכלי, אלא מפעולות הקהילה, ההשקעה הציבורית והממשלה. בהתאם לכך, אין זה צודק שבעלי הנכסים הם שייהנו מעליית הערך לבדם, אלא נכון לחלוק את עליית הערך עם הציבור באמצעות מיסוי. מס על אחזקה של ריבוי נכסים, בהתאם לשווי הנכס, משקף נאמנה את רעיונו של ג׳ורג׳, שכן הוא מגלם בתוכו את מיסוי אחזקת המקרקעין.

הסכמי-גג, הסכמים אסטרטגיים ותכניות להסרת חסמי תחבורה

על מנת לאפשר שיווק ומתן היתרי בנייה מואצים של מתחמי מגורים משמעותיים ולתת מענה ניכר לתושבים החדשים ולרשויות המקומיות, הממשלה אישרה בשנת 2016 מסגרת חדשה לתכניות להסכמי-הגג. הסכמים אלו נחתמים עם רשויות מקומיות אשר בתחומן נבנות יחידות דיור רבות. במסגרת ההסכמים הרשות המקומית מתחייבת לקדם את התכניות למגורים בשטחה ולפתח את הקרקע בלוחות זמנים מוגדרים, לאפשר מתן היתרי בנייה בקצב מהיר, זאת לנוכח התחייבות ממשלתית לחבילה הכוללת סיוע בתקצוב תשתיות לבנייה החדשה ומוסדות ציבור וחינוך בהתאם לקצב השיווק. הסכמים מסוג זה נחתמו כבר עם הערים מודיעין, קריית גת, קריית ביאליק ראש העין, הרצליה, ראשון לציון, אשקלון, יבנה, רמלה, באר שבע ונתניה, והם כוללים יותר מ-130 אלף יחידות דיור. הסכמים נוספים צפויים להיחתם בחודשים הקרובים עם שלוש רשויות נוספות, לכל הפחות, ועם רשויות נוספות במהלך שנות התקציב 2017 ו-2018.

בנוסף, במסגרת יישום החלטות ממשלה 922 לעניין קידום הבנייה החדשה ביישובי המיעוטים, בשנים 2017 ו-2018 פועלת הממשלה לקידום הסכמים אסטרטגיים עם 15 רשויות מקומיות ביישובי המיעוטים. במסגרת ההסכמים, הממשלה מתחייבת לתקצוב תכנון, הקמת מוסדות ציבור וסבסוד פיתוח ביישובים אלו, למול התחייבות של הרשות המקומית לקדם את התכניות למגורים בשטחה ולפתח את הקרקע בלוחות זמנים מוגדרים. כמו כן, במסגרת יישום ההחלטה לתגבור השקעות ממוקדות ביישובי המיעוטים, הממשלה מתחייבת לתגבר את התקציבים המועברים ליישוב לצורך עידוד הבנייה הרווחה החדשה ביישובים אלו.

בנוסף, במסגרת איתור החסמים לקידום ולמימוש תכניות לדיור, עולה כי פרויקטים רבים אינם מתקדמים בקצב הרצוי בשל היעדר תשתית מספיקה לעומס התחבורה הצפוי לשרור בשכונות החדשות. בהתאם לכך, במסגרת תכנית החומש לתחבורה לשנים 2017 עד 2021 נחתמה תכנית חומש ייעודית לפתרון חסמי דיור בהיקף של כ-5 מיליארד ש״ח. תכנית זו צפויה להביא להסרת חסמים עבור כ-140 אלף יחידות דיור.

ייעול עבודות הפיתוח ברשויות המקומיות באמצעות קביעת דמי פיתוח רוחביים

בשנים האחרונות פועלת הממשלה להגדלת היצע יחידות הדיור במשק. במסגרת זו הממשלה פועלת לייעול ולזירוז עבודות הפיתוח למגורים, שהן תנאי למתן היתרי בנייה ואכלוס. גביית אגרות והיטלי פיתוח היא המקור הכספי למימון עבודות פיתוח תשתיות לבנייה חדשה. בפועל, הליך אישורם של כל היטל ואגרה בחקיקת העזר המקומית ובעדכונו הוא הליך מורכב, שרק חלק מהרשויות מקומיות בחרו לבצע בפועל. כך, בעוד שבמרבית הרשויות יש חוק עזר עירוני להיטל סלילה, מיעוטן הטילו היטל לפיתוח שטחים ציבוריים פתוחים, ורק כמחציתן הטילו היטל לפיתוח התיעול העירוני. מכאן ברור כי הליך זה מהווה חסם לקידום הליכי פיתוח קרקע על ידי רשויות מקומיות, ועל כן הוא מקשה על מדיניות הממשלה להגדלת היצע הדיור. עקב זאת, במסגרת חוק ההסדרים מקודם הסדר שעל פיו ההסדר לגביית ההיטל יעלה

מהרמה המקומית לרמה הארצית והיטלי הפיתוח ייקבעו באופן רוחבי בהתאם למאפיינים טופוגרפיים של הקרקע. צעד זה צפוי להביא להסרת חסם משמעותי בקידום הבנייה על קרקע פרטית וקרקע מעורבת, הנובע מגבייה בחסר של היטלי פיתוח ומהיעדר חוקי עזר קיימים.

הרשות להתחדשות עירונית

ההתחדשות העירונית, בהיבט של הגדלת היצע, משמעותה הגדלת יחידות הדיור החדשות במתחמים ותיקים בציפוף נמוך. להגדלת היצע הדיור באמצעות התחדשות עירונית יתרונות רבים, היות שהיא מאופיינת בבנייה בעלויות תשתית נמוכות, בשמירה על השטחים הפתוחים ובהגדלת יעילות השימוש בקרקע, החשובה במיוחד על רקע המחסור בקרקע זמינה לבנייה. כמו כן, התכניות להתחדשות עירונית תורמות באופן משמעותי לרווחה החברתית של דיירי שכונות ותיקות, באמצעות שיפור תנאי המגורים והמרחבים הציבוריים.

על מנת להגדיל את היקף התכניות להתחדשות עירונית המגיעות לכדי מימוש, ובתוך כך להביא להגדלת היצע יחידות הדיור בכלל, אושר בכנסת חוק המורה על הקמת רשות ממשלתית להתחדשות עירונית, הכפופה לשר השיכון, שתשמש כגורם יוזם ומניע לקידום תכניות להתחדשות העירונית. הצלחת הרשות תיבחן על פי מספר הפרויקטים שימומשו בעקבות פעולות הרשות, עקב התמחותה בתחום ההתחדשות העירונית.

במסגרת תפקידיה תפעל הרשות לאיתור מתחמים פוטנציאליים להתחדשות עירונית ולבניית כלים מקצועיים לקידום הנושא, הן למטרת הפחתת הסיכון היזמי שבתכניות אלו והן למתן כלים לסיוע בהתארגנות דיירים. הרשות תאמץ מודלים מוצלחים של קידום התחדשות עירונית המופעלים ברשויות המקומיות ותוכל לתמוך ברשויות ובוועדות התכנון שהן אמונות עליהן, על מנת לקדם את הנושא. בנוסף, הרשות תפעל כגורם המתכלל את כלל הפעולות הממשלתיות בנושא ההתחדשות העירונית וכגורם מייעץ לממשלה בנושא. במסגרת הצעת התקציב לשנים 2017 ו-2018 נכלל התקצוב הייעודי לפעולות הרשות.

ייעול המנגנון לעדכון ולהתאמה של התניות סטטוטוריות

במסגרת מאמצי הממשלה להסרת חסמים להגדלת היצע הדיור, אחד הקשיים העיקריים במימוש תכניות למגורים הן הוראות הנקבעות על ידי מוסדות התכנון. בשל משך הזמן שעובר בין מועד הכנסת ההוראה לבין מימוש התכנית בפועל, הוראות אלו עלולות להפוך בלתי רלוונטיות, בין אם בשל מציאת פתרון חלופי ובין אם בשל התייתרות ההוראה. לדוגמה, קיימות תכניות הקובעות הוראה בדבר חיבור למכון לטיהור שפכים (מט״ש) מסוים, אך בחלוף הזמן מחליטים על הקמה של מט״ש אחר שיכול לקלוט את השפכים בצורה יעילה יותר. בנוסף על כך, על מוסדות התכנון לא חלה החובה לשקול שיקולים הנוגעים לעלות הפתרונות הנקבעים על ידם. על כן, לעתים נקבעות הוראות אשר אינן מביאות בחשבון שיקול עלות תועלת, וכך נבחרים פתרונות אשר אינם ישימים מבחינה כלכלית או שאינם יעילים. לכן, לצורך ייעול התהליך הקיים בוועדות המחוזיות מוצע לתקן את חוק התכנון והבניה (תשכ״ה-1965), כך שבקשות שלא יידונו חודש וחצי ממועד הגשתן, יועברו לטיפול מוסד תכנוני בהירכיה גבוהה יותר בדמות ועדת המשנה של המועצה הארצית לתכנון ולבנייה.

פיתוח שוק שכירות ארוכת טווח

שוק הדיור בישראל מתאפיין בכך שכשני שלישים מהאוכלוסייה מתגוררים בדירות בבעלות הדיירים, וכשליש מתגוררים בשכירות. הרכב שוק זה אינו חריג בהשוואה לממוצע במדינות ה-OECD, עם זאת בניגוד למדינות אלו קיים בישראל מחסור בפתרונות של שכירות מוסדית לטווח הארוך. במדינות ה-OECD פתרונות כאלו כוללים אספקת שירותי דיור

איכותיים, המעניקים אופק מגורים ארוך טווח לדיירים המתגוררים בהם, ועל כן הם מהווים תחליף משמעותי למגורים בבעלות. בנוסף להיעדר שוק מוסדי, ניתן לראות כי מאז 2009 מחירי השכירות עלו בשיעור נמוך באופן ניכר משיעור העלייה במחירי הדירות לבעלות (כ-35 אחוזים לעומת כ-80 אחוזים, על פי נתוני מדד מחירי הדיור למול מדד מחירי הדירות של הלשכה המרכזית לסטטיסטיקה), מה שמסמל, בין היתר, את העדפת האוכלוסייה למוצר הדירות בבעלות.

החל משנת 2013 הושקעו מאמצים רבים בפיתוח שוק שכירות קונצרני ארוך טווח. זאת בצד המימוני, באמצעות הקצאת הקרקע בהנחה משמעותית, ובצד הביצועי, באמצעות הקמת ועדת מכרזים בין-משרדית במשרד האוצר, ולאחר מכן באמצעות הקמתה של חברה ממשלתית לקידום התחום בשם "דירה להשכיר". חברה זו מהווה זרוע ביצוע של הממשלה לצורך תכנון, ביצוע וקידום של פרויקטים המיועדים בין היתר לדיור להשכרה. בנוסף, בחוק התכנון והבנייה נקבעו תמריצים המעודדים הקמה של יחידות דיור בשכירות ארוכת טווח ביוזמה פרטית, ובחוק לעידוד השקעות הון שופרו התמריצים למקימי יחידות אלו.

בחוק להקמת הוועדה למתחמים מועדפים לדיור (ותמ"ל), נקבע כי עד 30 אחוזים מהיחידות בכל מתחם המוכרז על ידי הממשלה, שהליכי התכנון לגביו יקודמו באמצעות הוותמ"ל, ייועדו להשכרה ארוכת טווח. עם התקדמות הליכי התכנון והאפשרות לממש את הבנייה בשטח, תשכלל חברת "דירה להשכיר", ככל שיידרש, בשיתוף עם משרד האוצר, את המודל הכלכלי להשכרה ארוכת טווח במתחמים אלו.

בנוסף, בשנת 2016 פורסם תזכיר החוק להשקעה בקרנות למקרקעין למגורים ("חוק הריטים") המיועד לייצר מקורות מימון להשקעה בפרויקטים להשכרה ארוכת טווח. עם זאת, מאחר שהקרן חייבת להיות מונפקת לציבור, החוק נועד לייצר נייר ערך המייצג את השתנות מחירי הנדל"ן, אשר יאפשר למשקיעים תחליף להשקעה בדירה.

פינוי מחנות צה"ל ותע"ש

אחד הצעדים המרכזיים להגדלת היצע הדיור באזורי הביקוש הוא האצת פינוי מחנות צה"ל ומתחם תע"ש. לצורך האמור נחתמו הסכמים שיאפשרו את פינוי המחנות ואת שיווק יחידות הדיור על השטח המתפנה. כך, ברבעון הראשון של שנת 2015 נחתם הסכם שוה"ם 3, שלפיו יפנה הצבא כ-7,400 דונם שעליהם ייבנו כ-60 אלף יחידות דיור במתחמים אלו – שדה דב, מחנה צריפין, קרן הקריה בתל אביב, תל השומר, סירקין, צריפין, השלישות הראשית ועוד. ההסכם כולל תמריצים למערכת הביטחון להשלמת פינוי המחנות. כמו כן, נחתם הסכם לניהול העברת חברת תע"ש לנגב במקביל להליך ההפרטה שכלל גם תמריץ למערכת הביטחון. השלמת מהלכים אלו צפויה לאפשר הקמת עשרות אלפי יחידות דיור באזורי הביקוש בעשור הקרוב. במהלך השנים 2017 ו-2018 צפוי המשך קידום יישום הסכמים אלו, כך שהפינוי והבנייה יתנהלו בהתאם ללוחות הזמנים שנקבעו.

נושא ב – יצירת שוויון הזדמנויות

הקרן לצמצום פערים ברשויות המקומיות

בהתאם לחוק הקיים, המדינה משלמת ארנונה בשיעור מופחת, ובערי עולים היא משלמת תשלום מלא. רשימת ערי העולים היא רשימה שנקבעה בשנות ה-50, ואינה רלוונטית עוד כיום (הנושא תלוי ועומד בעתירה לבג"ץ). לנוכח האמור, במסגרת התכנית הכלכלית לשנים 2017 ו-2018 תוקם קרן לחלוקה דיפרנציאלית לרשויות המקומיות. מקורות הקרן יהיו מהפחתת תשלומי הארנונה של משרדי הממשלה בערי העולים כיום ומתקציב תוספתי, כך שהיקף הסכום בקרן יעמוד על 500 מיליון ש"ח.

הקצאת תקציבי הקרן לרשויות המקומיות תבוצע על פי קריטריונים שונים, ובהם המדד החברתי-כלכלי ומדד הפריפריאליות המפורסמים על ידי הלשכה המרכזית לסטטיסטיקה וכן על בסיס האיתנות הפיננסית של הרשות, בהתחשב בין היתר בשטחי הארנונה העסקית לתושב. כמו כן, על מנת למנוע פגיעה ברשויות המקבלות כיום תשלומי ארנונה מלאים בגין היותן ערי עולים, ייקבעו הוראות מעבר אשר יצמצמו את הפגיעה התקציבית ברשויות אלו.

החיסכון הפנסיוני בישראל

במהלך העשורים האחרונים חלו שינויים רבים במערכת הפנסיה בישראל: קרנות הפנסיה עברו ממודל של הבטחת זכויות (Defined Benefits) למודל של ביטוח פנסיוני המבוסס על צבירת חיסכון (Defined Contribution); נסגרה ההצטרפות לפנסיה תקציבית בקרב עובדי המגזר הציבורי; ההפרשה לפנסיה נקבעה כחובה לכלל השכירים במשק, דבר אשר הגדיל משמעותית את שיעור הכיסוי הפנסיוני בקרב האוכלוסייה בישראל; צומצמה האפשרות למשיכה הונית מקופות החיסכון ועוד.

במהלך השנה האחרונה ובמסגרת התכנית הכלכלית לשנים 2017 ו-2018 צפויים שינויים נוספים במערכת הפנסיה הישראלית, כמתואר להלן:

- **החלת חובה על הפרשה פנסיונית לעצמאיים** – לפי נתוני הלשכה המרכזית לסטטיסטיקה, נכון להיום שיעור גדול מהעצמאים, ובעיקר עצמאים ברמות הכנסה נמוכות ובינוניות, אינם מפרישים לחיסכון פנסיוני. בתכנית הכלכלית הקרובה, וכחלק ממהלך רחב שנועד לסייע לעצמאים "להחליק" את הכנסתם לאורך השנים (פירוט לגבי מהלך זה יתואר בהמשך), הוחלט להחיל חובה על הפרשה פנסיונית בקרב אוכלוסייה זו. כך יורחב הכיסוי הפנסיוני בישראל לכלל העובדים במשק.
- **יצירת קרן ברירת מחדל** – מאות אלפי עובדים במשק משלמים כיום את דמי הניהול המרביים הקבועים בחוק (0.5 אחוז מהצבירה ו-6 אחוזים מההפקדות), וכתוצאה מכך נפגעת הכנסתם בגיל פרישה בצורה משמעותית. החל מחודש נובמבר 2016 עובד שיצטרף למקום עבודה חדש ולא יבחר בקרן פנסיה בסמוך למועד הצטרפותו, יצורף באופן אוטומטי על ידי מעסיקו לאחת משתי קרנות ברירת מחדל שנבחרו במכרז על ידי הממונה על שוק ההון, אלא אם המעסיק התקשר בהסכם לבחירת קרן ברירת מחדל אחרת בהתאם לתנאים שנקבעו. בשתי הקרנות הללו ייהנו המצטרפים מדמי ניהול מוזלים לתקופה של לפחות עשר שנים ממועד הצטרפותם. צעד זה צפוי להביא לגידול של מאות אלפי שקלים בחיסכון לפנסיה ולגידול משמעותי בקצבת הזקנה. רפורמת קרן ברירת המחדל נותנת כוח מיקוח לעובדים הלא מאוגדים אשר לראשונה ייהנו מהטבות משמעותיות בדמי הניהול בדומה להטבות שעד כה ניתנו לארגוני העובדים החזקים במשק.
- **שינוי הקצאת אג"ח מיועדות בקרנות החדשות** – אג"ח מיועדות הן אגרות חוב בלתי סחירות בעלות תשואה מובטחת שהממשלה מנפיקה לקרנות הפנסיה. החזקתן בתיק הנכסים של החוסך מקנה ודאות מלאה על חלק זה מהתיק. במטרה להגביר את הוודאות בתקופת הגמלאות ולהקטין את התנודתיות האפשרית בקצבה הפנסיונית של הגמלאי מרגע שהחל לקבל אותה, הוחלט לשנות את הקצאת אג"ח המיועדות, כך שתיק הנכסים של פנסיונרים ייהנה מ-60 אחוזים אג"ח מיועדות. חוסכים בגיל 50 ייהנו עד הפרישה מ-30 אחוזים אג"ח מיועדות, ומתיק הנכסים של חוסכים צעירים יותר תתמעט בהדרגה ההקצאה של אג"ח אלו.
- **שיוך כספי הפיצויים לעובד ותיקון עיוותי מס** – החיסכון הפנסיוני של עובדים שכירים מורכב משלושה רכיבים שונים: הפרשות העובד לתגמולים, הפרשות המעסיק לתגמולים והפרשות המעסיק לפיצויי פיטורים. נכון להיום, בעלות העובד על הכספים שהופרשו על ידי המעסיק לקופת הגמל לקצבה בגין רכיב הפיצויים אינה חד-משמעית, ובהסכמים מסוימים המעסיק רשאי למשוך חזרה את כספי העובד במקרה שזה התפטר. בכך יש כדי לצמצם את חסכונו הפנסיוני של העובד בשיעור של עד 40 אחוזים, דבר אשר יפגע משמעותית בהכנסתו בתקופת הגמלאות.

במסגרת התכנית הכלכלית הוחלט כי כספי הפיצויים שהופקדו לקופת הגמל של העובד יוגדרו כשלו, והמעסיק לא יוכל למשוך אותם חזרה. צעד זה יאפשר לשכירים ליהנות מכספים אלו בגמלאות.

כמו כן, נכון להיום ניתנת לפרט הטבת מס במועד הפקדת פיצויי הפיטורים ללא כל תקרה. הטבה זו עומדת בניגוד לתקרות הקיימות בכל אפיקי החיסכון ובניגוד לעקרון הפרוגרסיביות של מערכת המס הישראלית. לכן, במסגרת התכנית הכלכלית נקבעה תקרה ביחס למתן הטבת המס בשל הפקדת המעסיק לפיצויי פיטורים, כך שפרטים אשר השכר המבוטח שלהם גבוה משלוש פעמים השכר הממוצע במשק, קרי כ-29,100 ש״ח נכון לחודש אוגוסט 2016, ישלמו מס הכנסה על הפרשת המעסיק בעד שכר מבוטח העולה על התקרה האמורה. צעד זה נועד להפחית את הטבת המס ל-5 אחוזים מהשכירים המרוויחים את השכר הגבוה במשק, וזאת רק על רכיב השכר המבוטח העולה על התקרה האמורה.

בנוסף לכך, במהלך השנה האחרונה הוקמה ועדה ציבורית לבחינת העלאת גיל הפרישה לנשים. כיום גיל הפרישה לנשים הוא 62 והוא נמוך בחמש שנים מגיל הפרישה לגברים. לגיל הפרישה של האישה מעבודה יש השפעה מכרעת על קצבתה הפנסיונית מקרנות הפנסיה החדשות משלוש סיבות:

- שנה נוספת של עבודה משמעותה הפרשה נוספת לחשבון החיסכון של האישה.
- שנה של דחיית הפרישה משמעותה שקרן החיסכון צוברת שנת תשואה נוספת בטרם נקבעת הקצבה החודשית.
- שנה של דחיית הפרישה מקטינה את מספר שנות הפנסיה של הפרט וכך את מקדם הקצבה שבו מחולק סך החיסכון.

השפעת הגורמים הללו מביאה לכך שפרישת האישה מעבודה בגיל 67 במקום בגיל 62 תגדיל את קצבתה הפנסיונית בכ-50 אחוזים לכל חודש בתקופת הגמלאות.

בימים אלו צפויה הוועדה להגיש לשר האוצר את המלצותיה הסופיות.


1995
סגירת ההצטרפות לקרנות הוותיקות ופתיחת הקרנות החדשות
2000
ביטול האפשרות למשיכה הונית בפנסיה ובביטוחי מנהלים
2004
סגירת ההצטרפות לפנסיה תקציבית
העלאת גיל הפרישה לנשים ולגברים; הסדר הסיוע לקרנות הוותיקות
2008
צו הרחבה לפנסיה חובה לכלל השכירים במשק; הפיכת הגמל למוצר קצבתי
2013
ביטול המקדם המובטח בביטוחי מנהלים
2017-2016
פנסיה חובה לעצמאים; קרן ברירת מחדל; שינוי הקצאת אג״ח מיועדות בקרנות החדשות; שיוך כספי הפיצויים לעובד

חיסכון וסיוע לעצמאים

התכנית הכלכלית לשנים 2017 ו-2018 משלבת את המלצות הצוות הבין-משרדי שהוקם לבחינת נושא החיסכון הפנסיוני ורשת הביטחון הכלכלית שמעניקה המדינה לאוכלוסיית העצמאים. לפי המוצע יופחתו שיעורי הביטוח הלאומי של אוכלוסיית העצמאים, במקביל להחלת חובת הפרשה לחיסכון פנסיוני, ותינתן האפשרות במצבי אבטלה למשוך שליש מהסכום הצבור או שלוש פעמים שכר המינימום במשק, הגבוה מבין השניים.

מודל זה משלב מענה למספר סוגיות מהותיות הנוגעות לאוכלוסיית העצמאים:

- הגברת הפרוגרסיביות בשיעורי דמי הביטוח הלאומי לעצמאים – צעד זה מתקן עיוות היסטורי בשיעורי דמי הביטוח הלאומי, אשר במסגרתו עצמאים ברמות הכנסה נמוכות הפרישו יותר בהשוואה לשכירים ברמת הכנסה מקבילה. בתוך כך, מוצע להפחית את שיעורי דמי הביטוח הלאומי על חלק השכר שאינו עולה על 60 אחוזים מהשכר הממוצע במשק, מ-6.72 אחוזים ל-2.87 אחוזים, לצד העלאת שיעורי דמי הביטוח הלאומי ב-1.6 אחוז על חלק השכר אשר עולה על 60 אחוזים מהשכר הממוצע במשק. משמעות צעד זה היא הפחתה פרוגרסיבית של דמי הביטוח הלאומי לכ-90 אחוזים מאוכלוסיית העצמאים, הכוללת את כל העצמאים אשר הכנסתם היא מתחת לכ-21,000 ש״ח בחודש.
- סיוע במצבי אבטלה – במסגרת המודל מוצע כי עצמאי אשר סגר את עסקו ועמד בכל התנאים, יוכל למשוך שליש מהסכום הצבור למצבי אבטלה או שלוש פעמים שכר המינימום במשק, הגבוה מבין השנים. חיסכון זה מיועד לסייע לעצמאי להחליק את הכנסתו בתקופות של אבטלה ולסייע במימון הקמת עסק נוסף לצורך השתלבותו בשוק התעסוקה.
- היעדר חיסכון פנסיוני – היות שחלק גדול מהעצמאים אינם מפרישים כיום לחיסכון פנסיוני, מוצע כי עצמאי יחויב להפריש תשלומים מהכנסתו לפנסיה, בשיעור של 4.45 אחוזים על חלק השכר שאינו עולה על מחצית השכר הממוצע במשק, ושיעור של 12.55 אחוזים על חלק השכר העולה על מחצית השכר הממוצע במשק ועד לשכר הממוצע במשק. בנוסף, על מנת לתמרץ את החיסכון ארוך-הטווח, יוגדלו הטבות המס של עצמאים לזיכוי בהפקדה לפנסיה בשיעור של 0.5 אחוזים וכן תוענק הטבה בהפרשה לקרן השתלמות, כך שעצמאי יוכל להפקיד 4.5 אחוזים מהכנסתו לקרן השתלמות ולהיות זכאי להטבת מס, ללא תלות בהפקדה של 2.5 אחוזים הנוספים לקרן השתלמות אשר אינם זכאים להטבת מס. זאת על מנת להגדיל את ההכנסה הפנויה של הפרט. אם החוסך העצמאי ינצל את מלוא הטבות המס הניתנות לו כנגד הפקדה נוספת לחיסכון פנסיוני, מעבר לשיעורי החובה הקבועים בחוק, רמת החיסכון תעלה משמעותית.

הרחבת קצבת השלמת הכנסה לקשישים

במסגרת תקציב 2017 ו-2018 הוחלט כי תינתן תוספת לקצבת השלמת הכנסה לקשישים, המיועדת לקשישים בעלי הכנסה נמוכה במיוחד. התוספת תינתן בהתאם להרכב המשפחתי ולמבנה הקצבה. סכומי התוספת נעים בין 100 ש״ח לחודש ל-320 ש״ח לחודש, על פי ההרכב המשפחתי וגיל הזכאי, ובעלות כוללת של כ-400 מיליון ש״ח בשנה בהבשלה מלאה. זאת, לאחר שבתקציב 2016 ניתנה תוספת של כ-600 מיליון ש״ח לקצבה זו.

הגדלת המענק השנתי לניצולי השואה

הוחלט להגדיל את מענק ההטבות המשולם לפי סעיף 4 לחוק ההטבות לניצולי השואה, התשס״ז-2007 ב-360 ש״ח. המענק יוגדל לסך של 3,960 ש״ח לשנה. סך העלות השנתית עומדת על 50 מיליון ש״ח.

תכנית רוחבית לשילוב המגזר הערבי בכלכלה

על פי החלטת ממשלה נקבעו יעדי התעסוקה למגזר הערבי לשנת 2020. יעד שיעור התעסוקה שנקבע לנשים ערביות בגילאי 25–64 לשנת 2020 הוא 41 אחוזים, זאת לעומת שיעור התעסוקה לשנת 2015 העומד על 32.3 אחוזים. היעד שנקבע לגברים ערבים בגילאים האמורים הוא 78 אחוזים לעומת שיעור התעסוקה לשנת 2015 העומד על 76.1 אחוזים.

בהמשך לקביעת יעדי התעסוקה, עבודת מטה שבוצעה במשרדי הממשלה הובילה לגיבושה של החלטת ממשלה נוספת שעניינה פעילות הממשלה לפיתוח כלכלי באוכלוסיית המיעוטים בשנים 2016–2020. ההחלטה קובעת שינוי מהותי במנגנוני ההקצאה בתקציב המדינה, כך ששיעור משמעותי מהתקציב שאינו פוחת משיעורם באוכלוסייה הכללית ייועד לטובת אוכלוסיית בני המיעוטים. בין היתר, התבצעו שינויים בתחום החינוך וההשכלה הגבוהה, התשתיות והתחבורה, תחום התעסוקה והמסחר ותחום הדיור.

השינוי האמור במנגנוני ההקצאה נקבע בהתבסס על מיפוי הפערים הקיימים בתחומים השונים. דוגמה לכך הוא הפער בתחום התחבורה הציבורית, שבו עלה כי מספר נסיעות האוטובוס השבועיות הממוצע לתושב במגזר הערבי עומד על כ-17 אחוזים בלבד בהשוואה לתושב במגזר היהודי. בתחום החינוך שיעור הזכאים לבגרות איכותית בחברה הערבית עומד על 23 אחוזים בלבד לעומת 47 אחוזים ביתר האוכלוסייה. פערים אלו מהווים חסמים משמעותיים לשילוב מיטבי של המגזר הערבי בתעסוקה ובכלכלה.

בתחום התעסוקה הוחלט לקדם מספר צעדי מדיניות בעלות תקציבית של מאות מיליוני שקלים בשנה. בין הצעדים ניתן למנות את הקמתם והפעלתם של למעלה מ-20 מרכזי הכוון תעסוקתי ייעודיים למגזר הערבי בשיתוף עם ארגון הג׳וינט; הרחבה משמעותית של מערך התחבורה הציבורית ביישובים הערביים; קידום צעדים מבניים לשיפור מערכת החינוך במגזר הערבי; יישום תכנית רוחבית לפיתוח ולהשלמת פיתוח של אזורי תעשייה ותעסוקה במגזר הערבי; הרחבת מערך החינוך הטכנולוגי לנוער ערבי; סיוע להשמת האוכלוסייה הערבית בהיי-טק ופיתוח תכניות ייעודיות נוספות לעידוד תעסוקת המגזר הערבי. זאת, לצד שריון של לפחות 25 אחוזים מתקציב הבינוי למעונות יום ליישובים של בני המיעוטים.

הקצאת משאבים זו נובעת מההבנה כי שילובה של האוכלוסייה הערבית בתעסוקה הכרחית לשם הגדלת הרווחה ושיפור רמת החיים של אוכלוסיית המיעוטים עצמה, וכי היא משפיעה באופן ישיר על צמיחת המשק כולו תוך צמצום הפערים החברתיים.

השקעה תחבורתית ביישובי המיעוטים

במסגרת תכנית החומש לכבישים (הרחבה בהמשך הפרק) הוקצה תקציב ייעודי של 80 מיליון ש״ח לשנה לכבישים חוצי יישובים במגזר המיעוטים. תקציב זה מתווסף אל תקציבים עירוניים של 220 מיליון ש״ח בשנה לכבישים עירוניים במגזר המיעוטים בשנים 2017 ו-2018. תקציבים אלו נועדו ליישם את מדיניות הממשלה, כפי שהתקבלה בהחלטה לשילוב כלכלי של אוכלוסיית המיעוטים בישראל, לתקן את מנגנוני ההקצאה הממשלתיים העיקריים לכלל יישובי המגזר הערבי, הדרוזי והצ׳רקסי.

נושא ג – שיפור הפריון ומנועי הצמיחה

כפי שהוצג בפרק הרקע, הפריון לעבודה בישראל נמצא בשליש התחתון של מדינות ה-OECD ועומד על כשלושה רבעים מהפריון הממוצע לשעת עבודה במדינות אלה. משמעותו של פריון עבודה נמוך הוא שהשכר שניתן לשלם לעובד נמוך

יותר וכתוצאה מכך רמת החיים נמוכה יותר. לפיכך, הגדלת הפריון היא מפתח לשיפור פוטנציאל הצמיחה של המשק, והנתון המשמעותי למדידת השיפור ברמת החיים הוא צמיחת התוצר לנפש. בשנים האחרונות ישראל פתחה פער שלילי ממדינות ה-OECD בנתון זה, קרי שאר המדינות המפותחות רואות שיפור ברמת החיים לתושבים שהוא גבוה יותר מהשיפור שחש התושב הישראלי. התכנית הכלכלית כוללת מספר צעדים שנועדו להגדיל את הפריון וליצור מנועי צמיחה בתחומי התשתיות, הבריאות, החינוך, התעסוקה ובמגזר העסקי בכללותו.

תכנית השקעה רב-שנתית לפיתוח התחבורה הציבורית במטרופולינים

השוואה בין-לאומית של מדדים לאיכות התחבורה הציבורית מצביעה על קיומו של פער ניכר בין ישראל למדינות המפותחות באיכות התחבורה הציבורית והשירות הניתן לאזרח. פער זה מתבטא בהיקף התשתית הקיימת, בשיעור פיצול הנסיעות בין התחבורה הציבורית לרכב פרטי ובמהירות הנסיעה של התחבורה הציבורית, בכולם מפגרת ישראל בצורה מהותית בהשוואה למדינות המפותחות. מצב זה, יחד עם שיעור גידול מהיר ברכישת כלי רכב פרטיים, מביא להגברת הגודש בדרכים, להגדלת זיהום האוויר, לעלייה בתאונות הדרכים ולאובדן שעות רבות של האזרח בנסיעה על הכביש. היעדר פעולה אקטיבית מצד הממשלה עלול להביא את ישראל לפתחו של משבר תחבורתי חסר תקדים.

במסגרת התכנית הכלכלית לשנים 2017 ו-2018 הוחלט על ביצוע תכנית השקעות משמעותית שטרם נעשתה עד כה בתחום התחבורה הציבורית, שבמסגרתה יבוצעו מספר פרויקטים להסעת המונים בשלושת המטרופולינים הגדולים, בשיתוף המגזר הפרטי, בהיקף כולל של כ-54 מיליארד ש״ח:

- תל אביב – הוספת שני קווי רכבת קלה: הקו הירוק והקו הסגול (בנוסף לקו האדום), בהיקף של 30 מיליארד ש״ח.
- ירושלים – הוספת קו רכבת קלה הקו הכחול (בנוסף לקו האדום וההארכות הצפויות לו), בהיקף של כ-8.5 מיליארד ש״ח. במקביל יימשך תכנונו של קו רכבת קלה נוסף – הקו הכחול.
- חיפה – קו הרכבת הקלה מנצרת לחיפה, בהיקף של כ-5.9 מיליארד ש״ח, וכן הארכות קווי המטרונית הקיימים במטרופולין חיפה. בנוסף לכך, קידום קו רכבל מתחנת מוצא מפרץ חיפה לתחנת הקצה באוניברסיטת חיפה, כל זאת יחד בהיקף של כ-2.9 מיליארד ש״ח.
- בנוסף, קו רכבת כבדה – ״המסילה המזרחית״ – מחדרה ללוד, בהיקף של כ-8.1 מיליארד ש״ח. הקו יעניק שדרה מסילתית כבדה מקבילה למסילת החוף, יסייע בהתגברות על מצוקת הקיבולת בקטע איילון ויציע אלטרנטיבה נוספת לשינוע מטענים כבדים.

בישראל, פרויקטי תשתית גדולים ומורכבים נוטים להתעכב ביחס ללוחות הזמנים המקוריים, בין היתר בשל עודף רגולציה. עיכוב בפרויקט משמעותו הגברת אי-הנוחות הנגרמת לאזרחים בזמן העבודות, גידול בעלויות הפרויקט והפסד תועלת כלכלית בגין הדחייה בהפעלת המערכת. במסגרת ההחלטה יקודמו מספר מהלכים להסרת חסמים לביצוע הפרויקטים, כדי להגביר את כוחן של חברות הביצוע הממשלתיות ולעודד את כלל הגופים במשק להירתם לביצוע הפרויקטים, שהממשלה תגדיר אותם כפרויקטי תשתית לאומית. בנוסף, במטרה להגביר את השקיפות לציבור ולשאר הגורמים במשק, מוצע כי יפורסם לו״ז גלוי לביצוע העבודות שיתעדכן פעמיים בשנה. הגברת השקיפות תסייע בתכנון לטווח הארוך, בהירתמות כלל הגורמים לביצוע הפרויקט ותביא לקיצור זמני הביצוע של הפרויקטים.

תכנית החומש לכבישים

תכניות הפיתוח בתשתיות כבישים נקבעות בתכניות רב-שנתיות, הקובעות את היקף ההשקעה בשיפור מערכת הכבישים הקיימת, וההשקעה בכבישים חדשים בשנים הבאות. בסוף שנת 2016 מסתיימת תקופת התכנית ה"רב-שנתית" לחברת נתיבי ישראל לשנים 2011–2016. במקביל סוכמה התכנית לשנים 2017–2021. תכניות אלו מאפשרות השגת יעדי הממשלה בטווח הארוך, כמו גם יציבות לחברות הביצוע כאשר התכנית מוגדרת וברורה מראש. בתכנית נכללו הרחבת כבישים במרכז הארץ, פיתוח כבישים בצפון ובדרום וכן מגוון כבישים לאזורי מגורים חדשים.

פיתוח תשתיות התחבורה היבשתית כולל שימור ושיפור התשתיות בדרכים הקיימות וכן פיתוח וסלילה של דרכים חדשות. פיתוח של תשתיות כבישים מכוון למספר יעדים משמעותיים, ביניהם התאמת מערכת הכבישים הארצית לצורכי הדיור והפיתוח ברחבי הארץ, הפחתת הגודש בצירים המרכזיים, שדרוג המערכות לצורך שיפור הבטיחות והעלאת רמת השירות למשתמשים. על אלו יש להוסיף את החשיבות של ההשקעה בתשתיות כמנוע צמיחה מרכזי למשק.

במקביל לשיפור המשמעותי בשירות לכלי רכב על ידי פיתוח הכבישים, בעולם גוברת ההכרה כי שיפור השירות למשתמשים יגיע דרך התחבורה הציבורית. הרחבת כבישים באזורי הגודש לעולם לא תעמוד בקצב הגידול באוכלוסייה ובנסועה הפרטית. הדרך הנכונה להתמודדות עם הגודש בכבישים היא שיפור רמת השירות בתחבורה הציבורית ועידוד המעבר מכלי רכב פרטיים לאמצעים להסעת המונים. כפועל יוצא, הממשלה תומכת בהגדלת חלק המשאבים המושקע בתחבורה ציבורית על פני המשאבים המושקעים בפיתוח כבישים. בתקציב זה, מלבד ההגדלה בתקציב התחבורה הציבורית, הוקצו משאבים בתקציב הכבישים לתשתיות של נתיבי תחבורה ציבורית וצירי העדפה.

אשכול הרשויות המקומיות

בכ-60 אחוזים מהרשויות המקומיות בישראל יש פחות מ-20,000 תושבים (ומתוכן בחלק גדול יש אף פחות מ-10,000 תושבים), והדבר משפיע על יכולותיהן לספק שירותים לתושביהן ולפעול לפיתוח כלכלי וחברתי של הרשות.

במטרה לקדם ראייה אזורית לפיתוח כלכלי וחברתי ולקדם שיתופי פעולה בין רשויות מקומיות שייעלו את התנהלותן הכלכלית וישפרו את רמת השירותים הניתנים לתושביהן, מוצע לתקן את חוק איגודי ערים ולאפשר הקמה של איגוד ערים מסוג אשכול רשויות מקומיות. האשכול יוכל לספק לתושבי הרשויות המקומיות שירותים משותפים, תוך התייעלות כלכלית ושיפור רמת השירותים, ולייצר הזדמנויות חדשות לצמיחת האזור ולצמצום פערים. על ידי כך יוכלו הרשויות לנצל את יתרון הגודל של אשכול המורכב מכמה רשויות מקומיות, להגביר את היעילות והחיסכון במשאבים ולפעול לצמיחה כלכלית על ידי ראייה אזורית מרחבית.

מוצע להסדיר בחקיקה מנגנון של שיתוף פעולה בין רשויות מקומיות אשר יאפשר לרשויות לאצול סמכויות לאשכול, כך שבנושאים שבהם הואצלה הסמכות, יפעל האשכול כגוף אחד עבור הרשויות המקומיות החברות בו. כמו כן, האשכול יוכל לספק שירותים לרשויות החברות בו על ידי התקשרות עם האשכול בלי צורך במכרז. כמו כן, האשכול יוכל לפרסם מכרז לרשויות החברות בו ללא צורך בפרסום מכרז עצמאי על ידי כל רשות.

הגברת אטרקטיביות המשק הישראלי להשקעות

במטרה לתמרץ את תעשיית ההייטק בישראל ולנצל את ההזדמנות שמציבים כללי ה-OECD החדשים בתחום הקניין הרוחני, במסגרת התכנית הכלכלית מוצע לקבוע שיעורי מס חדשים אשר מיטיבים עם חברות שיפתחו וירשמו קניין רוחני בישראל.

כללי ה-BEBPS (Base Erosion Profit Shifting) נועדו למנוע את תופעת שיוך הרווחים למדינות המהוות מקלטי מס והם קובעים כי יש לשייך את הרווחים למדינה שבה פותח בפועל הקניין הרוחני. קרי, מעתה מדינות יוכלו להעניק הטבות מס רק בגין קניין רוחני שפותח בתחומן. כללים אלה מהווים הן איום והן הזדמנות למדינת ישראל: מחד גיסא, מרכזי מו״פ רבים של חברות בין-לאומיות הפועלות בישראל עלולים להעתיק את פעילותם למדינות אחרות שבהן נהוגים משטרי מס מקלים. מאידך גיסא, חברות בין-לאומיות רבות עשויות למצוא את ישראל כמקום המועדף להעתיק אליו את הפעילות, לרבות רישום הקניין הרוחני.

על מנת להתמודד עם האיום ולנצל את ההזדמנויות שנוצרו, נקבע כי יופחת מס החברות על ההכנסות המיוחסות לקניין הרוחני, מס על הדיבידנד הנובע מהקניין הרוחני ומס רווחי הון בעת הוצאת קניין רוחני מישראל לחברה קשורה.

בנוסף, יבוצעו מספר שינויים במסגרת מסלול ״מועדף מיוחד״, במטרה להגביר את האטרקטיביות להשקעות של חברות בין-לאומיות גדולות, שאינן בהכרח חברות מחקר ופיתוח. זאת בין היתר על ידי הפחתת תנאי הסף כגון מחזור המכירות של החברה וכן הפחתת המס על הדיבידנד.

צעדים אלו יובילו להתרחבות פעילות ההייטק בישראל תוך העמקת המחקר והפיתוח, ועידוד החדשנות וכך גם צפוי כי ההכנסה ממס תגדל בטווח הארוך.

קידום צעדים מבניים ותקציביים להמשך חיזוק מערכת הבריאות הציבורית

מערכת הבריאות בישראל נחשבת לאחת ממערכות הבריאות המתקדמות, האיכותיות והיעילות בעולם המערבי. המערכת מספקת כיסוי אוניברסאלי לכלל תושבי המדינה בפרישה גיאוגרפית רחבה, תוך אספקת סל שירותים, תרופות וטכנולוגיות נרחב ומקיף ביותר.

הצלחתה של מערכת הבריאות נותנת אותותיה במדדים המקובלים: תוחלת החיים גבוהה באופן ניכר מתוחלת החיים הממוצעת במדינות ה OECD-והיא ממשיכה לעלות בקצב מהיר; תוחלת החיים בבריאות טובה (תוחלת חיים תפקודיים) גבוהה אף היא בהשוואה בינלאומית; שיעור תמותת התינוקות, שאף הוא מדד מקובל להשוואה, נמוך משמעותית בהשוואה לממוצע מדינות ה-OECD; התפישה הסובייקטיבית של התושבים לגבי בריאותם ושביעות הרצון מהמערכת גבוהות; מערכת השירותים הניתנת בקהילה מצטיינת בהיקפה ובאיכותה הקלינית; והיקף הכיסוי האוניברסאלי של סל הבריאות מבחינת תרופות וטכנולוגיות הוא מהרחבים בעולם.

עם זאת, בשנים האחרונות ניצבת מערכת הבריאות בפני מספר אתגרים מרכזיים, לרבות גידול משמעותי בהיקף ההוצאה הפרטית על שירותי בריאות אשר מובילה לעלייה ביוקר המחייה ולפגיעה במערכת הבריאות הציבורית, התייקרות משמעותית של מדדי השכר בתחום הבריאות בהשוואה למדדי שכר ביתר הסקטורים במגזר הציבורי ובמגזר העסקי, צורך בחיזוק המשילות במערכת, וצורך לשמור ולחזק את האיכות הרפואית ורמת השירות של המערכת הציבורית.

במסגרת תקציב 2017-2018 מקודמים מספר שינויים מבניים וצעדי מדיניות תקציביים, כחלק ממדיניות הממשלה לפעול לחיזוק מערכת הבריאות הציבורית בישראל תוך הצבתה בסדר עדיפות תקציבי ומבני גבוה במיוחד. בהתאם לכך, מקודמת חקיקה לקביעת כללי התחשבנות חדשים בין הקופות לבתי החולים שיתמרצו פיתוח שירותים בקהילה ופעילות מוגברת לקיצור תורים בניתוחים; מקודמים צעדים להגברת האיתנות והמשילות הכלכלית והניהולית של קופות החולים ובתי החולים, לרבות באמצעות קליטת עובדי התאגידים ויצירת מערכת תמריצים לשיפור הניהול והמשילות; מיושמים מהלכים כגון קידום תקנות חוק הצינון ורפורמת הסדר-החזר לריסון המערכת הפרטית במקביל

לחיזוק המערכת הציבורית; מקודם מהלך נרחב לשיפור מערך האשפוז הפסיכיאטרי והשירותים בקהילה, הכולל תכנית להפחתת הגבלות מכאניות; יתוקן ההסכם עם אסותא אשדוד כך שבית החולים יפעל ללא שירותי רפואה פרטיים; תיושם תכנית מיטות רב שנתית בשים לב לתעדוף הפריפריה ולחיזוק המערך הגריאטרי; יתווספו 150 תקני מתמחים חדשים; סל שירותי הבריאות יגדל לצורך הרחבת היקף התרופות והטכנולוגיות שבסל; יעודכן מדד יוקר בריאות ויוקצה תקציב נוסף לקופות החולים; ינקטו צעדים לצמצום התחלואה; תקודם תכנית בין-משרדית לצמצום היפגעות בקרב ילדים; תיושם החלטת הממשלה בדבר אסדרת השימוש הרפואי בקנאביס וכו'.

המשך קידום יעדי התעסוקה במשק

בשנת 2010 נקבעו על ידי הממשלה יעדי תעסוקה שאפתניים לשנת 2020, הדומים לרמות התעסוקה של המדינות המפותחות ביותר בעולם. עלייה במספר המועסקים עתידה להשפיע על גידול בתוצר בגובה של 0.5 אחוז–1 אחוז (תוספת של 3.75–7.5 מיליארד ש״ח לתוצר בשנה). העלאת שיעור התעסוקה במשק, בהתאם ליעדי התעסוקה שקבעה הממשלה, היא קריטית לשם הנעת הצמיחה בישראל.

מאז שנת 2008 יש עלייה בשיעור המועסקים ונראית מגמת שיפור בשוק העבודה בישראל. יתרה מזאת, עולה כי אחוז הגידול במרבית שיעורי התעסוקה הוא בקצב גבוה מזה הנדרש כדי לעמוד ביעד התעסוקה הכללי, אך נדרשים שיפורים נקודתיים בחלק מקבוצות האוכלוסייה בעיקר בקרב אוכלוסיית הנשים הערביות וכן בקרב הגברים החרדים.

שיעורי התעסוקה בגילאי 25–64 לפי קבוצות אוכלוסייה בשנים 2008, 2015 ויעדים ל-2020


90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
72%
77%
77%
23%
32%
41%
74%
76%
78%
57%
73%
63%
40%
51%
63%
כלל האוכלוסייה
נשים ערביות
גברים ערבים
נשים חרדיות
גברים חרדים
שיעורי תעסוקה (גילאי 25-64) - שנת 2008
שיעורי תעסוקה (גילאי 25-64) - שנת 2015
יעדי תעסוקה לשנת 2020 (גילאי 25-64)

מקור: הלמ״ס

הרחבת מערך מעונות יום

לצורך הרחבת ההיצע של מסגרות מפוקחות לילדים על ידי משרד העבודה, כדי לעודד יציאה לעבודה של הורים והשתתפות בהחזקת ילדיהם במערך ובהתאם להמלצות ועדת טרכטנברג הוקצו מעל למיליארד ש״ח לבינוי מעונות יום ולהרחבת היצע המשפחתונים בין השנים 2011–2016. במסגרת התקציב לשנים 2017 ו-2018 הוקצו הרשאות לבינוי מעונות יום בסכום של 700 מיליון ש״ח. בד בבד שונה נוהל התקצוב של בינוי מעונות יום חדשים, כך שחלה הקלה משמעותית על החסמים הביורוקרטיים וניתנו תמריצים לבינוי מהיר. תמורות אלו צפויות להביא לגידול משמעותי בהיקף המסגרות המפוקחות והמסובסדות. זאת לצד הצטרפות של מעונות יום פרטיים למערכת המפוקחת על ידי משרד העבודה.

מעבר לכך, מספר החלטות ממשלה שהתקבלו בשנים האחרונות והקצאת משאבים לבינוי מעונות יום, הגדילו את תקציב האגף למעונות יום פי ארבעה, מ-330 מיליון ש״ח בשנת 2005 עד יותר מ- 1.2 מיליארד ש״ח בשנת 2018.

העברת המשק לגז טבעי

משק הגז הטבעי בישראל התפתח משמעותית בשנים האחרונות. הגז הטבעי משמש גורם ייצור משמעותי במשק החשמל ובתעשייה, אך נכון להיום הוא איננו חלק מתמהיל הדלקים לתחבורה, למרות שגובר השימוש בגז טבעי לתחבורה במדינות מפותחות בעולם. המעבר לגז טבעי יסייע בעידוד השקעות ובפיתוח מאגרי גז, יביא להפחתת זיהום האוויר המקומי ולצמצום פליטות גזי חממה, יגדיל את הכנסות המדינה מרווחי יתר ומתמלוגים וכן יסייע בהקטנת התלות המשקית בנפט. במסגרת התכנית הכלכלית לשנים 2017 ו-2018 ובהמשך לדוח מיסוי ירוק 3 שפורסם בחודש מרץ האחרון, תקודם תכנית נרחבת שמטרתה להקטין את התלות של משק התחבורה בישראל בנפט המיובא, להגדיל את השימוש בגז המקומי וכך לגרום לאוויר להיות נקי יותר.

מטרת התכנית שאושרה היא לטפל במספר חסמים בולטים בענף זה, כמו אי-וודאות באשר למדיניות המיסוי על הדלקים (בלו), מחסור בתחנות תדלוק לגז טבעי והיעדר התאמה של רשת חלוקת הגז הטבעי לתדלוק רכבים ותחבורה בכלל. ההחלטה שמה דגש על קביעת מתווה בלו למספר שנים, כדי לייצר ודאות ובתוך כך להקל על יזמים הנדרשים לבצע השקעות לפיתוח.

במסגרת התכנית הוחלט על הענקת הטבות רבות לכלי רכב אשר יעברו לשימוש בגז טבעי ועל הפנמת ההשפעות החיצוניות הנובעות מהשימוש בדלקים במס הבלו, תוך מתן הטבות במס הבלו על גז טבעי דחוס כדי לסייע להסרת חסמי ינוקא לחדירת תחליפי נפט לשוק. עוד הוחלט על תכנית מענקים להקמת תחנות תדלוק בגז טבעי אשר תקודם על ידי משרדי האוצר והאנרגיה. בנוסף, תקודם תכנית כוללת להכשרת נהגים בכלי רכב כבדים ובכלי רכב ציבוריים, לנוכח המחסור הלאומי בנהגים כאלו.

שיפור אופן עשיית עסקים

במסגרת התכנית הכלכלית לשנים 2017 ו-2018 מקודמים השינויים שלהלן שיישומם צפוי להקל על אופן עשיית העסקים במדינה:

רישום נכס

במצב הקיים במדינה, רישום נכס הוא תהליך ארוך ומורכב הגוזל זמן רב מהצדדים לעסקה. על מנת להקל על אופן הרישום, מוצע בין היתר להעביר מידע באופן מקוון בין הרשויות המעורבות בתהליך הרישום לרשם המקרקעין. כמו כן, מוצע כי רשות המסים תאיץ את הטיפול במס בעסקאות שאינן חייבות בשבח ותקל על התנאים לרישום הנכסים

של חברות פעילות במקרים שיש צורך בתשלום מס. צעדים אלו צפויים להפחית את הנטל הרגולטורי שברישום נכס ועל ידי כך לזרז את תהליך הרישום ולחסוך עלויות לצדדים לעסקה.

פתיחת עסק

פתיחת עסק הוא הליך הכרחי בפעילות כלכלית במשק מודרני. מטרת התיקון המבוצע במסגרת התכנית הכלכלית היא לקצר ולהקל על הביורוקרטיה הכרוכה בהליך. ההליך מחייב, בין היתר, אישורים של רשות התאגידים (לצורך הקמת התאגיד), רשות המסים (מע״מ – פתיחת תיק עוסק, מס הכנסה – פתיחת תיק לצורכי מס וכן פתיחת תיק נכויים ככל שמדובר במעסיק) וביטוח לאומי (פתיחת תיק ניכויים). תיקון זה יאפשר לתאגיד, לפי בקשתו, לבצע במקום אחד את מכלול הפעולות הנדרשות לצורך הקמת התאגיד ופתיחת התיקים.

אכיפת חוזים

תהליך אכיפת החוזים בישראל ארוך בהשוואה לזה במקומות אחרים בעולם. על כן, מוצע להגדיל את הסכום שממנו ניתן לגבות חובות באמצעות המסלול המקוצר בהוצאה לפועל ולהפוך את השימוש במסלול לחובה עבור חברות הפעלות כנגד חברות בתיקים שסכום החוב בהם לא עולה על 200,000 ש״ח. כמו כן, מוצע להעביר את ועדות ערר מיסוי מקרקעין לדן יחיד, על מנת לייעל תפעולית את ההליך.

הפחתת הרגולציה לרישוי עסקים

בישראל פועלים כ-130 אלף עסקים טעוני רישוי (על פי נתוני אגף רישוי עסקים במשרד הפנים לשנת 2014 על 235 רשויות מקומיות), מתוכם 31 אחוזים – כ-40 אלף עסקים פועלים ללא רישיון עסק. הסיבות העיקריות לחוסר ברישיון עסק בעקבות אי-עמידה בחוק רישוי עסקים הן: אי-עמידה בדרישות כיבוי אש – 29 אחוזים, אי-עמידה בדרישות תכנון ובנייה – 26 אחוזים והיתר – אי-עמידה בדרישות שאר המשרדים (בריאות, משטרה, הגנת הסביבה, כלכלה, חקלאות ועוד).

הקושי בהוצאת רישיון עסק נובע מההליך הסבוך אשר בו המבקש לפתוח עסק נדרש לקבל אישור ממשרדי הממשלה השונים טרם קבלת רישיון העסק מהרשות המקומית. בנוסף, קיימות התניות שונות מתחום התכנון והבנייה אשר אינן קשורות במישרין להוצאת רישיון העסק. העיכובים והקשיים בהליך קבלת רישיון עסק מכבידים מאוד על היזמים המבקשים לפתוח עסקים בישראל. היזמים נאלצים להשקיע תשואות זמן וממון, אשר לא נצפו מראש על ידי היזם. כמו כן, עסקים אשר מעוכבים מקבלת רישיון לעסק בעקבות התניות שאינן נוגעות ישירות למטרת חוק רישוי עסקים, נפגעים בשל התשומות והמשאבים הנדרשים לקבלת רישיון העסק וכן בשל אי-יכולתם להתמודד במכרזים של גופי מדינה.

במסגרת התכנית הכלכלית, מוצע לפעול לקביעת הליך מוסדר של קבלת האישורים בתחומים הנוגעים למשרדי הממשלה, וכן לבטל את ההתניות שאינן קשורות לרישיון העסק. להלן עיקרי השינוי:

- ביטול הצורך בהוצאת היתר לשימוש חורג כאשר השימוש המבוקש תואם את התכנית, ובהתאם לכך – ביטול תשלום היטל השבחה.
- הקמת מכוני בקרה לצורך מתן אישורים הנדרשים כיום ממשרדי הממשלה השונים.
- הסתמכות על הצהרת בעל העסק כי הוא עומד בכללי בטיחות אש – לעסקים בעלי סיכון נמוך כפי שייקבע על ידי הרשות הארצית לכבאות והצלה. בהתאם לכך, מתן פטור מלא מתשלומי אגרות לרשות הארצית לכבאות והצלה לאותם עסקים.

הצעת התקציב לשנות הכספים 2017 ו-2018

מסגרות ההוצאה

- הצעת תקציב המדינה ברוטו לשנות הכספים 2017 ו-2018, הכוללת את ההוצאה המותנית בהכנסה, מסתכמת בכ-491.7 מיליארד ש"ח בשנת הכספים 2017 וכ-502.0 מיליארד ש"ח בשנת הכספים 2018.
- ההוצאה התקציבית לחישוב מגבלת ההוצאה בשנות הכספים 2017 ו-2018 עומדת על כ-359.7 מיליארד ש"ח בשנת הכספים 2017 ועל כ-376.7 מיליארד ש"ח בשנת הכספים 2018, כולל תוספות חד-פעמיות.
- ההוצאה התקציבית לשנת הכספים 2017, כהגדרתה לחישוב מגבלת ההוצאה, גבוהה במונחים נומינליים בכ-6.0 אחוזים מההוצאה התקציבית לחישוב מגבלת ההוצאה לשנת 2016 (בהתעלם מתיקון הרישום הטכני בתקציב הסיוע האמריקאי). גידול זה מורכב מתוספת של כ-9.5 מיליארד ש"ח בהתאם לכלל ההוצאה, מהצמדת מחירים של כ-3.7 מיליארד ש"ח בגין עדכון התקציב למחירי 2017, מניכוי הוצאה חד-פעמית (קופסה) בסך של כ-0.8 מיליארד ש"ח ומחריגה ממגבלת ההוצאה המתווספת לבסיס התקציב בסך של כ-8.6 מיליארד ש"ח. כמו כן, חישוב מגבלת ההוצאה לשנת 2017 כולל שינוי באופן הרישום של הסכם הסיוע האמריקאי המוביל להקטנה של ההוצאה המותרת, באופן שאינו משפיע על הגירעון התקציבי, בהיקף של כ- 8.9 מיליארד ש"ח בבסיס התקציב
- ההוצאה התקציבית לשנת הכספים 2018, כהגדרתה לחישוב מגבלת ההוצאה, גבוהה במונחים נומינליים בכ-4.7 אחוזים מההוצאה התקציבית לחישוב מגבלת ההוצאה לשנת 2017. גידול זה מורכב מתוספת של כ-10.1 מיליארד ש"ח בהתאם לכלל ההוצאה, גידול מחירים של כ-5.4 מיליארד ש"ח בגין עדכון התקציב למחירי 2018 ומתיקון לא קבוע למגבלת ההוצאה בגובה של כ-1.6 מיליארד ש"ח.

השינויים בהצעת התקציב

במונחים נומינליים ההוצאה התקציבית לחישוב מגבלת ההוצאה גדלה בשנות הכספים 2017 ו-2018 ב-6.0 אחוזים וב-4.7 אחוזים בהתאמה. בניכוי התוספת החד-פעמית בתקציב 2018, התקציב לחישוב מגבלת ההוצאה לשנת 2018 גדל ב-4.3 אחוזים. בהתאם למדיניות הממשלה, עיקר הגידולים בתקציב המדינה לשנים 2017 ו-2018 יהיו בתחומי הביטחון, הבריאות, החינוך, התחבורה, ביטחון הפנים, הביטוח הלאומי והרווחה.

להלן עיקרי השינויים בהצעת התקציב לשנות הכספים 2017 ו-2018 בהשוואה לשנה הקודמת:

במונחי הוצאה נטו, הגידולים הבולטים בתקציב המדינה בשנות הכספים 2017 ו-2018 נקבעו בהתאם לסדרי העדיפויות של הממשלה והם כוללים: גידול בתקציב משרד הביטחון (בהיקף של כ-7.1 מיליארד ש"ח בשנת 2018 לעומת שנת 2016, בהתעלם מתיקון הרישום הטכני בתקציב הסיוע האמריקאי); גידול בתקציב משרד הבריאות (בהיקף של כ-5.9 מיליארד ש"ח בשנת 2018 לעומת שנת 2016); גידול בתקציב משרד התחבורה (בהיקף של כ-5.1 מיליארד ש"ח בשנת 2018 לעומת שנת 2016); גידול בהעברות לביטוח הלאומי (בהיקף של 4.6 מיליארד ש"ח בשנת 2018 לעומת שנת 2016); גידול בתקציב משרד החינוך (בהיקף של כ-4.4 מיליארד ש"ח בשנת 2018 לעומת שנת 2016) וכן גידול בתקציב המשרד לביטחון הפנים (בהיקף של כ-1.5 מיליארד ש"ח בשנת 2018 לעומת שנת 2016).

ההוצאה האזרחית לשנת הכספים 2017 תגדל בכ-4.4 אחוזים בהשוואה לזו שבחוק התקציב לשנת 2016. ההוצאה האזרחית לשנת הכספים 2018 תגדל בכ-3.8 אחוזים בהשוואה לזו שבחוק התקציב לשנת 2017.

הוצאות הצריכה הביטחונית לשנת הכספים 2017 תגדל בכ-21.8 אחוזים בהשוואה לאלו שבחוק התקציב לשנת 2016. בשנת הכספים 2018 תגדל ההוצאה הביטחונית בשיעור של כ-0.2 אחוז בהשוואה לזו שבהצעת התקציב לשנת 2017. הגידול הגבוה בהוצאה הביטחונית בשנת הכספים 2017 מושפע מהסיכום התקציבי בין משרד האוצר ומשרד הביטחון וכן משינוי אופן רישום תקציב יחידות הסמך המסווגות.

תשלומי הריבית יעמדו בשנת הכספים 2017 על היקף הנמוך בכמיליארד ש״ח בהשוואה לאלו שבחוק התקציב לשנת 2016. בשנת 2018 יעמדו תשלומי הריבית על היקף הגבוה בכ-1.3 מיליארד ש״ח בהשוואה לאלו שבהצעת התקציב לשנת 2017. השמירה על היקף תשלומי ריבית דומה בין השנים ואף הקטנתו מאפשרת העברת תקציבים מתוך הגידול המותר בהוצאה לשימושים אזרחיים.

תשלומי ההעברה והתמיכות יגדלו בשנת הכספים 2017 בשיעור של כ-8.2 אחוזים בהשוואה לאלו שבחוק התקציב לשנת הכספים 2016. בשנת הכספים 2018 יגדלו תשלומי ההעברה והתמיכות בכ-4.4 אחוזים בהשוואה לאלו שבהצעת התקציב לשנת 2017. גידולי תקציב אלו גבוהים משמעותית מהגידול בהוצאה התקציבית לחישוב מגבלת ההוצאה בין השנים. הגידולים בתשלומי ההעברה והתמיכות בשנים 2016–2018 נובעים ממדיניות הממשלה בנוגע להגדלה של קצבאות הבטחת הכנסה לקשישים, הגדלת סכום מענק ההטבות השנתי לניצולי השואה, מתן תוספות ותק לקצבאות זקנה לאוכלוסיית העולים, הגדלת קצבאות נכות כללית, מתן תוספת טכנולוגיות ותרופות חדשות לסל שירותי הבריאות, יישום תכניות לאומיות בתחום הבריאות ובתי חולים, חינוך חינם לילדים גילאי 3–4, צמצום מספר התלמידים בכיתות, צמצום פערי התקצוב במערכת החינוך, חתימה על תכנית חומש למערכת ההשכלה הגבוהה תוך הגדלת תקציבים ומתן תוספות לתקציבי התרבות והספורט.

השקעות ומתן האשראי יגדלו בשנת הכספים 2017 בשיעור של כ-15.0 אחוזים בהשוואה לאלו שבחוק התקציב לשנת 2016. בשנת הכספים 2018 יקטנו תשלומי השקעות ומתן האשראי בכ-3.4 אחוזים בהשוואה לאלו שבהצעת התקציב לשנת 2017. הגידול בתקציב ההשקעות בשנת 2017 כולל צפי להאצה בקצבי הביצוע של פרויקטים בתחום הסעת ההמונים, בדגש על פרויקט הרכבת הקלה בתל אביב וכן את המשמעויות התקציביות של תכנית החומש לפיתוח כבישים.

תשלומי הקרן (החזרי קרן ההלוואות), למעט החזרי קרן למוסד לביטוח לאומי, יגדלו בשנת הכספים 2017 בכ-12.9 אחוזים בהשוואה לאלו שבחוק התקציב לשנת הכספים 2016. בשנת הכספים 2018 יקטנו תשלומי הקרן (החזרי קרן ההלוואות), למעט החזרי קרן למוסד לביטוח לאומי, בכ-4.4 אחוזים בהשוואה לאלו שבהצעת התקציב לשנת 2017. השינויים בתשלומי הקרן הם פועל יוצא של מבנה לוחות הסילוקין של החוב. תשלומים אלה אינם כלולים בחישוב הגירעון ובחישוב ההוצאה המותרת לפי חוק הפחתת הגירעון והגבלת ההוצאה התקציבית, תשנ״ב-1992.

תכנית התקציב התלת-שנתית לשנים 2020–2018

בהתאם להוראות סעיף 40א לחוק יסודות התקציב התשמ״ה-1985, לצד תקציב המדינה לשנים 2015– 2016, הונחה על שולחן הכנסת בשלהי שנת 2015 תכנית תקציב תלת-שנתית עבור השנים 2017–2019. תכנית תקציב זאת עודכנה בהתאם להוראות החוק בחודש יוני 2016.

כחלק מתהליך אישור תקציב המדינה לשנת 2017, הוראות החוק מחייבות הנחה על שולחן הכנסת של תכנית תקציב מעודכנת לשנים 2018–2020.

על פי הוראות החוק, תכנית התקציב התלת-שנתית כוללת, עבור כל אחת משנות התקציב הנכללות בה: תחזית הצמיחה, סכום ההוצאה הממשלתית הצפוי, תחזית הכנסות המדינה, תחזית הגירעון הכולל, מגבלת ההוצאה המותרת, סכום הגירעון המותר וכן את ההפרשים בין סכום ההוצאה הממשלתית הצפוי למגבלת ההוצאה המותרת (להלן: התאמות בצד ההוצאה) ובין תחזית הגירעון הכולל וסכום הגירעון המותר (להלן: התאמות לגירעון).

בנוסף, תכנית התקציב התלת-שנתית כוללת פירוט על היעדים הפיסקליים של הממשלה, המגבלות הפיסקליות הקבועות בחוק הפחתת הגירעון והגבלת ההוצאה התקציבית התשנ״ב-1992 (להלן: חוק המסגרות) וכן את ההנחות העיקריות ששימשו לבניית אומדן הוצאות הממשלה ותחזית ההכנסות ממסים.

אישור תקציב המדינה לשנים 2017–2018 במתכונת דו-שנתית, מייתר את הצורך שבפירוט נתוני התקציב המוזכרים לעיל לשנת 2018 כחלק מהתכנית התלת-שנתית. לפיכך, פרק זה יעסוק בעיקר בהצגת החלק בתכנית התלת-שנתית העוסק בשנים 2019–2020 תוך מתן התייחסות לשנת 2018 כבסיס להשוואה.

יצוין כי לנוחות הקוראים ניתן למצוא את נתוני תכנית התקציב התלת-שנתית גם במערכת ״פיסקלי דיגיטלי״ שבאתר משרד האוצר.

כלל הנתונים בפרק מוצגים במחירים שוטפים כל עוד לא צוין במפורש אחרת.

כמו כן, לאורך הפרק, בהתייחסות למגבלת ההוצאה ולתקרת הגירעון המותרים בחוק, מונח אישור תיקון לחוק הגבלת הגירעון והפחתת ההוצאה התקציבית התשנ״ב-1992, בהתאם להצעת החוק אשר הונחה יחד עם הצעת התקציב על שולחן הכנסת.

התכנית התלת-שנתית לשנים 2018–2020

יציבות פיסקלית ושמירה על אמינותה הפיסקלית של הממשלה הם תנאים הכרחיים ליציבותו הכלכלית של המשק וליכולתה של הממשלה להתמודד בהצלחה עם זעזועים כלכליים. בהתאם לכך, העמידה בכללים הפיסקליים הקבועים בחוק, תאפשר הפעלת מדיניות אנטי מחזורית בעת משבר כלכלי, וכך היא תתמוך בצמיחה בת קיימא במשק.

מחקרים של גופים בין-לאומיים שונים, בהם קרן המטבע הבין-לאומית מראים כי היכולת של ממשלות בכלכלות מפותחות (וביתר שאת בכלכלות מתפתחות) להגדיל הוצאה באירועי משבר פוחתת כאשר תנאי הפתיחה טרם המשבר חלשים יותר. כפועל יוצא, הפסדי התוצר בעת משבר במשק בעל תנאי פתיחה פיסקליים נחותים, עשויים להיות גבוהים בשיעורים ניכרים ממשק שהיטיב להיערך מבעוד מועד למשבר הכלכלי.

על פי התחזיות הקיימות לגבי מחויבויותיה התקציביות של הממשלה ולגבי הכנסות המדינה לשנים 2019–2020, לצורך עמידה במגבלות הפיסקליות, תידרש הממשלה לבצע צעדי התאמה. בהתאם לנתונים הידועים, נכון למועד זה, בשנת 2019

יידרשו צעדי התאמה הן בצד ההוצאה והן בצד ההכנסה. בשנת 2020, היקף ההתחייבויות הידוע נמוך במעט ממגבלת ההוצאה, ולפיכך יידרשו צעדי התכנסות לצורך התכנסות לתקרת הגירעון בלבד, זאת בהתאם למתואר בטבלה שלהלן.

יודגש כי שנת 2020 היא השנה הראשונה מאז החל המעקב אחר התחייבות המדינה לשנים עתידיות, שבה בכפוף לאי-קבלת החלטות חדשות ללא מקור תקציבי והתממשות התחזיות המקרו-כלכליות והנחות התקציב המפורטות בפרק, לא יידרשו צעדי התאמה לצורך התכנסות למגבלת ההוצאה.

	שנת 2018	שנת 2019	שנת 2020
סך הוצאות הממשלה	**376.7**	**396.4**	**409.8**
מגבלת ההוצאה המותרת על פי חוק	**376.7**	**394.4**	**410.3**
חריגה מותרת במגבלת ההוצאה בהתאם לסעיף 40א לחוק יסודות התקציב	0.0	2.0	0.0
התאמות נדרשות לצורך עמידה במגבלת ההוצאה	0.0	0.0	-0.5
הוצאה לחישוב מגבלת הגירעון	**376.3**	**394.0**	**409.8**
תחזית הכנסות המדינה	**337.8**	**348.1**	**364.8**
גירעון חזוי בהינתן התכנסות למגבלת ההוצאה	38.6	45.9	45.0
גירעון מותר	38.6	34.0	32.1
צעדי התכנסות נדרשים לצורך עמידה בתקרת הגירעון	0.0	11.9	12.9
סה"כ צעדי התכנסות נדרשים	0.0	13.9	12.4
גירעון מותר באחוזי תוצר	2.9%	2.5%	2.25%
גירעון תוצאתי (ללא ביצוע צעדי התאמה)	2.9%	3.5%	3.1%

על פי חוק הפחתת הגירעון והגבלת ההוצאה התקציבית ולנוכח התחזיות המקרו-כלכליות הנוכחיות, הגידול הנומינלי הממוצע המותר בתקציב המדינה בשנים 2018–2020 יעמוד על כ-16.8 מיליארד ש"ח, כך שתקציב המדינה צפוי לגדול מכ-376.7 מיליארד ש"ח בשנת 2018 לכ-410.3 מיליארד ש"ח בשנת 2020. הגידול האמור משקף גידול ראלי שנתי בהוצאות הממשלה של כ-2.4 אחוזים, זאת בהתאם לנוסחת מגבלת ההוצאה וכן גידולים לא קבועים בהוצאה שיעוגנו בחוק המסגרות (וכן שינויי בשיטת ההצמדה כמוסבר מטה).

הוצאות הממשלה בשנים 2019–2020 מביאות בחשבון את כלל ההוצאות שהממשלה מחויבת אליהן, בהן: הוצאות הנובעות מחקיקה, החלטות ממשלה, פסיקה, הסכמים המחייבים את הממשלה על זרועותיה וסיכומים תקציביים, כל זאת בהנחה שהממשלה שומרת על רמת הפעילות הנוכחית שלה. הוצאות הממשלה מביאות בחשבון גם רזרבת

התאמות בהיקף של 1.25 מיליארד ש״ח בבסיס תקציב 2019 (בשנת 2018 רזרבת ההתאמות עומדת על 3.5 מיליארד ש״ח), שמטרתה להתמודד עם אי-הוודאות התקציבית הנוגעת לאישור התקציב לשנים 2017 ו-2018 במתכונת דו-שנתית.

היקף הוצאות הממשלה בשנים 2019–2020 מהווה את היקף המחויבויות הידועות, נכון למועד פרסום זה, בהנחה שבמהלך שנות התקציב הרלוונטיות לא יבוצעו שינויי מדיניות יזומים ו/או כתגובה לאירועים אקסוגניים. במילים אחרות, הנתונים מוצגים בהנחת עמידה בסעיף 40א לחוק יסודות התקציב, הקובע כי במצב הקיים של חריגה מהמגבלות הפיסקליות הקבועות בחוק אין לקבל החלטות על מחויבויות חדשות ללא פעולה מאזנת (מקור תקציבי).

ללא שינויי מדיניות, הגידול השנתי הממוצע בהיקף מחויבויות הממשלה בשנים 2018–2020 עומד נכון להיום על כ-16.5 מיליארד ש״ח, כך שהיקף מחויבויות הממשלה צפוי לגדול מכ-376.7 מיליארד ש״ח בשנת 2018 לכ-409.8 מיליארד ש״ח בשנת 2020.

על מנת לעמוד במגבלת ההוצאה הקבועה בחוק תידרש הממשלה לבצע צעדי התכנסות בצד ההוצאה בהיקף של כ-2.0 מיליארד ש״ח בשנת 2019 בלבד. צעדים אלו לא נדרשים במועד אישור תקציב המדינה לשנים 2017 ו-2018, זאת עקב הוראת מעבר שנקבעה בסעיף 40א לחוק יסודות התקציב, שלפיה בשנת הכספים 2019 תידרש התכנסות ל-100.5 אחוזים ממגבלת ההוצאה.

יצוין כי היקף צעדי התאמה הנדרש לשנת 2019 נמוך ביחס לצעדי ההתאמה אשר נדרשו בעבר, זאת לנוכח השינויים המתוארים במגבלת ההוצאה ונוכח אי-קבלת החלטות תקציביות חדשות לשנת 2019 (ואילך), ללא מקור תקציבי החל ממועד כניסת הוראות סעיף 40א לחוק לתוקף.

גם ללא ביצוע ההתאמה הנדרשת בשנת 2019 במועד אישור תקציב המדינה, סך הוצאות הממשלה הצפויות בשנת 2020 נמוכות ממגבלת הוצאה המותרת בחוק בכ-0.5 מיליארד ש״ח, זאת כאמור לראשונה מאז החל המעקב אחר ההתחייבויות העתידיות של הממשלה.

צעדי ההתכנסות האפשריים בצד ההוצאה הם הפחתה של הוצאות הממשלה בתחומים האזרחיים ו/או הביטחוניים. יצוין כי ככל שהממשלה תנקוט צעדי התייעלות אפקטיביים, תתאפשר הפחתה בהוצאות הממשלה ללא פגיעה ברמת השירותים הניתנת לאזרח. בנוסף לכך, ככל שהממשלה תקבע תקרת גירעון נמוכה יותר מהקבוע כיום בחוק ותעמוד בה, כך נטל תשלומי הריבית בשנים הבאות יפחת באופן שייווצר חיסכון תקציבי אשר ימתן את הצורך לבצע הפחתות בתקציבים האזרחיים או באלו הביטחוניים.

מעבר לצעדי ההתכנסות הנדרשים לצורך עמידה במגבלת ההוצאה, על מנת לעמוד בתקרת הגירעון הקבועה בחוק תידרש הממשלה לבצע צעדי התכנסות בצד ההכנסה או צעדי התכנסות נוספים בצד ההוצאה בהיקף של כ-11.9 מיליארד ש״ח בשנת 2019. לאחר ביצוע צעדי התאמה פרמננטיים כאמור, יידרשו בשנת 2020 צעדי התאמה נוספים בהיקף של 0.5 מיליארד ש״ח (בהנחה של אי-ניצול המרווח הפיסקלי הקיים בהיקף של 0.5 מיליארד ש״ח).

צעדי ההתכנסות האפשריים בצד ההכנסה הם הרחבת בסיס המס, כלומר ביטול של פטורים הקיימים במערכת המס או העלאה של שיעורי המס הקיימים.

הוצאות הממשלה בטווח הבינוני

	הוצאות לשנת 2017	הוצאות לשנת 2018	הוצאות לשנת 2019	הוצאות לשנת 2020
סך הוצאות הממשלה	**359.7**	**376.7**	**396.4**	**409.8**
הבטחון והסדר הציבורי	79.7	83.2	86.8	88.7
השירותים החברתיים	153.2	160.0	171.8	180.4
התשתיות	24.6	25.6	29.1	29.3
משרדי המטה	18.1	18.8	19.4	18.9
ענפי המשק	9.7	9.5	9.9	10.1
החזרי חוב (ריבית וקרן בטל״א)	51.0	52.5	54.0	55.4
הוצאות אחרות	23.5	27.0	25.4	27.1
מגבלת ההוצאה המותרת על-פי חוק	**359.7**	**376.7**	**394.4**	**410.3**

עיקרי השינויים בתכנית התלת-שנתית

להלן השינויים בסך ההתאמות הנדרשות בשנות התכנית התלת-שנתית, בין הפרסום בחודש יוני 2016 של תכנית התקציב לשנים 2019–2017 (להלן: הפרסום הקודם) לעדכון המבוצע כעת עבור השנים 2018–2020 (להלן: הפרסום הנוכחי). כפי שיובהר בהמשך, השינוי בסך ההתאמות נובע משינוי בהנחות לגבי היקף הוצאות הממשלה, היקף ההכנסות וגודל התוצר בכל אחת מהשנים האמורות.

השפעת גודל התוצר היא עקיפה, שכן הגירעון השנתי המותר קבוע כאחוז מהתוצר, לפיכך עלייה בתוצר מאפשרת גירעון גבוה יותר ובהתאם – מצמצת את היקף ההתאמות הנדרש לעמידה בגירעון המותר.

	2018	2019	2020
היקף התאמות נדרשות בפרסום קודם	**22.0**	**27.5**	**לא פורסם**
השינוי בהיקף ההתאמות בצד ההוצאות	-17.6	-18.8	-
השינוי בהיקף ההתאמות בצד ההכנסות	-4.8	2.8	-
שינוי בעיה בגין השפעת תוצר	0.4	0.4	-
היקף התאמות נדרשות בפרסום נוכחי	**0.0**	**11.9**	**12.4**

בהמשך יפורטו עיקרי השינויים בתחזית ההוצאות וההכנסות בין הפרסום הקודם לנוכחי, לרבות האופן שבו התבצעה ההתכנסות למסגרות החוקיות המותרות.

התכנסות למסגרות התקציב לשנים 2019–2020 ועיקרי השינויים בצד ההוצאה

בהתאם לחוק יסודות התקציב סעיף 40(א), בתכנית התקציב התלת-שנתית המונחת של שולחן הכנסת יחד עם הצעת חוק התקציב השנתי, היקף מחויבויות הממשלה לכל אחת משנות התקציב הנכללות בתכנית התלת-שנתית לא יעלה על מגבלת ההוצאה המותרת לאותה שנת תקציב.

במהלך התקופה שבין הפרסום הראשון של התכנית התלת-שנתית לשנים 2017–2019 לפרסום הנוכחי אושר בממשלה תקציב המדינה לשנים 2017 ו-2018. בהתאם, כחלק מתהליך אישור תקציב המדינה ולצורך התכנסות למסגרות החוקיות בשנים אלו וכן בשנים 2019–2020, התקבלו החלטות מדיניות המשפיעות על היקף ההוצאה הצפוי בשנות התכנית התלת-שנתית, והתבהרו נתונים נוספים לגבי קצבי ביצוע של פרויקטים ותכניות הנמצאים בשלבי מימוש שונים. בנוסף, וכפי שצוין לעיל, הצעת חוק התקציב כוללת הצעה להגדלת מגבלת ההוצאה המותרת ולשינוי מנגנון ההצמדה הכלול בה.

להלן מובאים עיקרי השינויים בהיקף ההתאמות הנדרש בצד ההוצאה כתוצאה מהשינויים במגבלת ההוצאה המותרת וכן בסך ההוצאות הצפויות לשנים 2018–2020.

	2018	2019	2020
היקף התאמות נדרש בצד הוצאה בפרסום קודם	**17.6**	**18.8**	**לא פורסם**
שינוי הנובע מתיקון מגבלת ההוצאה	-9.8	-10.6	-
שינוי הנובע מהיקף ההוצאה הממשלתית	-7.9	-6.1	-
היקף התאמות נדרש בצד הוצאה בפרסום נוכחי	**0**	**2.0**	**-0.5**

כפי שניתן לראות, בשנת 2018, שהתקציב עבורה מוגש לאישור הכנסת, היקף הוצאות הממשלה שווה בדיוק למגבלת ההוצאה המותרת בחוק, ובהתאם לכך לא נדרשות התאמות בצד ההוצאה.

ההתכנסות בהיקף של 17.6 מיליארד ש״ח, למגבלת ההוצאה המותרת בצד ההוצאה, נובעת מתיקון חוק הפחתת הגירעון והגבלת ההוצאה התקציבית שמטרתו להגדיל את מגבלת ההוצאה המותרת בהיקף של 9.8 מיליארד ש״ח. בנוסף, ביחס לשנת 2018 בוצעו צעדי ההתאמה בצד ההוצאה אשר מביאים להתכנסות למגבלת ההוצאה המותרת. צעדים אלו מפורטים במלואם בפרק עקרונות המדיניות התקציבית לשנים 2017 ו-2018 שבחוברת זו.

בשנת 2019 היקף ההתאמות הנדרשות בצד ההוצאה קטן בכ-16.8 מיליארד ש״ח מעבר להיקף ההתאמות הנדרש בפרסום הקודם. הקיטון בהיקף ההתאמות נובע מגידול נוסף של כ-0.8 מיליארד ש״ח במגבלת ההוצאה המותרת כתוצאה משינוי האופן שבו מוצמדת מגבלת ההוצאה, כמפורט בפרק עקרונות מדיניות התקציב וכן בטבלה למטה.

לעניין מדד המחירים לחישוב מגבלת ההוצאה, יובהר כי השינוי המתודולוגי באופן הצמדת מגבלת ההוצאה ייתר את הצורך בביצוע תחזיות קדימה למדד המחירים לצורך חישוב מגבלת ההוצאה. אולם, מאחר שהשנים 2020–2021

מוגדרות כשנות מעבר, עדיין קיים צורך בשימוש בתחזית מחירים לחישוב מגבלת ההוצאה בשנים אלו (לקראת שנת 2020 תבוצע התאמה ביחס למחירים בפועל).

	2018	2019	2020
תחזית מדד מחירים בפרסום הקודם	1.50%	1.70%	לא פורסם
תחזית מדד מחירים בפרסום הנוכחי	1.40%	1.70%	2.00%
מדד מחירים לעניין חישוב מגבלת ההוצאה	1.40%	2.00%	1.80%

היקף ההתאמות הנדרשות בשנת 2019 ירד ביחס לנדרש בפרסום הקודם כתוצאה מקיטון בהיקף ההוצאה הממשלתית הצפוי לשנת 2019 לנוכח צעדי התאמה פרמננטיים שבוצעו במועד אישור תקציב המדינה לשנים 2017 ו-2018 בממשלה, בהם קיצוץ רוחבי בהיקף של 4.5 אחוזים בתקציב הקניות של משרדי הממשלה, קיצוץ רוחבי בכמויות ובתקציבי השכר בממשלה וכן עדכון תזרים של פרויקטים ותכניות בשלבי ביצוע שונים.

בנוסף, ביחס לשנים 2019–2020 לצורך התכנסות למגבלת ההוצאה המותרת בשנים אלו, הוחלט, במועד אישור תקציב המדינה לשנים 2017 ו-2018 בממשלה, על שורות צעדים שיחולו החל משנת 2019: הפחתה נוספת בהיקף של 0.5 אחוז מתקציב הקניות של משרדי הממשלה החל משנת 2019, צמצום רזרבת ההתאמות לתקציב דו-שנתי מהיקף של 3.5 מיליארד ש״ח לשנה ל-1.25 מיליארד ש״ח וכן על אימוץ דו״ח הצוות להתאמת מבנה הממשלה, שמשמעות יישומו מוערכת בחיסכון של כ-400 מיליון ש״ח בשנה. להלן השינויים בהוצאה הממשלתית בשנים 2018–2020, כפי שהם באים לידי ביטוי בכל אחד מאשכולות התקציב השונים:

	2018	2019	2020
סך הוצאה הממשלתית בפרסום קודם	**393.5**	**411.5**	**לא פורסם**
הבטחון והסדר הציבורי	-1.4	-0.9	-
השירותים החברתיים	-2.8	0.0	-
התשתיות	-2.8	-1.6	-
משרדי המטה	0.1	0.4	-
ענפי המשק	-0.2	0.1	-
החזרי חוב	-0.8	-1.4	-
הוצאות אחרות	-0.1	-0.5	-
שינוי היקף רזרבת התאמות	0	-2.25	-
סך השינוי בין פרסומים הנובע בשינוי בהיקף הוצאות	**-7.9**	**-6.2**	
שינוי רישום טכני להסכם הסיוע הביטחוני	-8.9	-8.9	-
סך השינוי בין פרסומים	**-16.8**	**-15.1**	**-**
סך ההוצאה הממשלתית בפרסום נוכחי	**376.7**	**396.4**	**409.8**

הביטחון והסדר הציבורי

- קבוצת המשרדים העוסקים בביטחון ובסדר הציבורי כוללת את משרד הביטחון, המשרד לביטחון הפנים וכן הוצאות ביטחוניות אחרות. בקבוצה זו לא נכללות ההוצאות התקציביות של פרויקטי צה״ל לנגב.
- ההוצאה בתקציב המקורי לשנת 2018 על אשכול הביטחון והסדר הציבורי עומדת על כ-83.2 מיליארד ש״ח המהווים כ-22.1 אחוזים מסך ההוצאה.
- על פי היקף מחויבויות הממשלה הנוכחי, בין השנים 2018–2020 צפויה ההוצאה על הביטחון והסדר הציבורי לגדול בכ-5.5 מיליארד ש״ח, כך שבשנת 2020 היא תעמוד על כ-88.7 מיליארד ש״ח אשר יהוו כ-21.6 אחוזים מסך ההוצאה הממשלתית.

להלן ההנחות לגבי עיקרי השינויים הצפויים ברכיב הוצאה זה:

- **תקציב משרד הביטחון** – ביום 24 בנובמבר 2016 נחתם סיכום תקציבי בין משרד האוצר למשרד הביטחון לשנים 2015–2020, שבמסגרתו נקבע מתווה רב-שנתי לתקציב הביטחון תוך קביעת מנגנון הצמדה בגין התייקרויות, הגדרת נושאים אשר מוחרגים מגג תקציב הביטחון, תוספות ייעודיות בגין עמידה ביעדים ומנגנון שיפוי בגין החלטות ממשלה חדשות.
- **המשרד לביטחון הפנים** – הגידול בתקציב המשרד לביטחון הפנים כולל את תגבור כוחות משטרת ישראל בירושלים ובמגזר הערבי, הסכם שכר נגדים במשטרה ובשירות בתי הסוהר, גידול בתקציב אבטחת מוסדות חינוך, תוספת בגין חקיקת תיקון 42 לפקודת בתי הסוהר הנוגעת לשיקום ולחינוך אסירים בשירות בתי הסוהר, תכנית רב-שנתית לתגבור מערך הכבאות ועוד. במסגרת ההחלטות התקציביות הקיימות, מניחים כי במהלך השנים 2018–2020 תינתן לנושא זה תוספת תקציבית ממוצעת של כ-0.4 מיליארד ש״ח בשנה (גידול במחירים שוטפים), כך שהתקציב השנתי של המשרד לביטחון הפנים וגופיו יגדל בכ-1.164 מיליארד ש״ח בתוך שלוש שנים.

השירותים החברתיים

- ההוצאה לשירותים החברתיים כוללת את הוצאות משרד החינוך, לרבות מערכת ההשכלה הגבוהה, משרד הבריאות (בתוספת השתתפות בסל בריאות), משרד הרווחה, המשרד לקליטת העלייה, משרדי המדע התרבות והספורט והרשות לזכויות ניצולי השואה.
- באשכול זה לא נכללות הוצאות בגין שירותים חברתיים של משרדים אחרים דוגמת כלכלה ושיכון. כמו כן, החלק בהוצאות על שירותים חברתיים, הממומן באמצעות מסים ייעודים הנגבים ישירות מהציבור (מס בריאות וביטוח לאומי), אינו מופיע בתקציב המדינה, ולכן אינו נכלל באשכול זה.
- ההוצאה בתקציב המקורי לשנת 2018 על אשכול השירותים החברתיים עומדת על כ-160.0 מיליארד ש״ח המהווים כ-42.5 אחוזים מסך ההוצאה.
- על פי היקף מחויבויות הממשלה הנוכחי, בין השנים 2018–2020 צפויה ההוצאה על שירותים החברתיים לגדול בכ-20.4 מיליארד ש״ח, כך שבשנת 2020 היא תעמוד על כ-180.4 מיליארד ש״ח המהווים כ-44.0 אחוזים מסך ההוצאה הממשלתית.

להלן ההנחות לגבי עיקרי השינויים הצפויים ברכיב הוצאה זה:

- **גידול טבעי במספר התלמידים במערכת החינוך:** בשל הגידול במספר התלמידים בשנתון ועל מנת לספק שירות לכל תלמיד במערכת החינוך, מניחים כי במהלך השנים 2018–2020 תינתן לנושא זה תוספת תקציבית ממוצעת של כ-0.8 מיליארד ש״ח בשנה, כך שהתקציב השנתי המופנה לנושא זה יגדל בכ-2.3 מיליארד ש״ח בתוך שלוש שנים.
- **גידול ראלי בסל הבריאות:** במסגרת חוק ביטוח בריאות ממלכתי משנת 1995, אזרחי מדינת ישראל זכאים לקבל סל שירותי בריאות הממומן משלושה מקורות: תשלום מס בריאות, השלמת עלות הסל מתקציב המדינה והשתתפות עצמית נורמטיבית (6.45 אחוזים). סל הבריאות מקודם לפי פרמטרים קבועים של מחירים, דמוגרפיה וטכנולוגיות ולפי תוספות שנקבעו בהחלטות הממשלה. במסגרת ההחלטות התקציביות הקיימות וההנחות על הגידול באוכלוסייה, במדד יוקר הבריאות ובגביית מס בריאות, מניחים כי במהלך השנים 2018–2020 תינתן לנושא זה תוספת תקציבית ממוצעת של כ-1.4 מיליארד ש״ח בשנה, כך שהתקציב השנתי המופנה לנושא זה יגדל בכ-4.2 מיליארד ש״ח בתוך שלוש שנים.
- **גידול בהשתתפות המדינה בגביית הביטוח הלאומי:** בשל הגידול במספר המועסקים במשק ובשכר הממוצע ולפי חוק הביטוח הלאומי, גדל סכום דמי הביטוח הלאומי שנגבה מהציבור. לפי סעיף 32 לחוק, אוצר המדינה משתתף בגבייה של הביטוח הלאומי, ובעקבות זאת צפוי גידול גם בהשתתפות המדינה. במסגרת ההחלטות התקציביות הקיימות, מניחים כי במהלך השנים 2018–2020 תינתן לנושא זה תוספת תקציבית ממוצעת של כ-1.2 מיליארד ש״ח בשנה, כך שבשלוש השנים הקרובות תינתן לנושא זה תוספת תקציבית של כ-3.6 מיליארד ש״ח.
- **גידול בקצבאות במימון אוצר המדינה והשתתפות במימון קצבאות לאוכלוסייה לא מבוטחת** – אוצר המדינה משלם, באמצעות המוסד לביטוח לאומי, קצבאות המשולמות מתוקף חוקים שאינם חוק הביטוח הלאומי. בשל הגידול באוכלוסיית הזכאים לקצבאות אלו, לפי הסכמים קיימים וחוקים שונים, בשנים 2018–2020 תינתן לנושא זה תוספת תקציבית ממוצעת של כ-0.16 מיליארד ש״ח בשנה, כך שהתקציב השנתי המופנה לנושא זה יגדל בכ-0.5 מיליארד ש״ח בתוך שלוש שנים.

תשתיות

- המשרדים הנכללים באשכול התשתיות הם: משרד התשתיות הלאומיות האנרגיה והמים, משרד התחבורה והבטיחות בדרכים, הרשות הממשלתית למים וביוב ומשרד הבינוי והשיכון.
- ההוצאה בתקציב המקורי לשנת 2018 על אשכול התשתיות עומדת על כ-25.6 מיליארד ש״ח המהווים כ-6.8 אחוזים מסך ההוצאה.
- על פי היקף מחויבויות הממשלה הנוכחי, בין השנים 2018–2020 צפויה ההוצאה על התשתיות לגדול בכ-3.7 מיליארד ש״ח, כך שבשנת 2020 היא תעמוד על כ-29.3 מיליארד ש״ח המהווים כ-7.2 אחוזים מסך ההוצאה הממשלתית.

להלן ההנחות לגבי עיקרי השינויים הצפויים ברכיב הוצאה זה:

- **גידול בקצב הביצוע של פרויקטים להסעת המונים:** במהלך השנים 2018–2020, מספר פרויקטים להסעת המונים ובהם: הקו הירוק והקו הסגול במטרופולין דן, צפויים להגיע לשלבי ביצוע, והם גוזרים הוצאה תקציבית משמעותית ממוצעת של כחצי מיליארד ש״ח בשנה. בנוסף להם מניחים כי הקו הירוק בירושלים ידרוש תוספת של כ-100 מיליון ש״ח בכל שנה והמסילה המזרחית תדרוש בין 100 ל-200 מיליון ש״ח תוספת לשנה.

- **גידול במתן סובסידיה להפעלת התחבורה הציבורית:** הגידול בתקציב נועד להתמודד עם הגידול הטבעי באוכלוסייה, לשפר את רמת השירות ולהפעיל קווי רכבת נוספים שהקמתם תסתיים בשנים הקרובות. במסגרת ההחלטות התקציביות הקיימות, מניחים כי במהלך השנים 2018–2020 תינתן לנושא זה תוספת תקציבית ממוצעת של כ-0.2 מיליארד ש״ח בשנה, כך שהתקציב השנתי המופנה לנושא זה יגדל בכ-0.6 מיליארד ש״ח בתוך שלוש שנים.
- **שמירה על קצב הביצוע של פרויקטי הרכבות הכבדות:** במהלך השנים 2018–2020 צפויים להגיע לשיאם מספר פרויקטים עיקריים ברכבת ישראל: חשמול תשתיות הרכבת, רכש ציוד נייד חשמלי ושדרוג מערכת הבטיחות והאיתות. בשל מימון הפרויקטים ממקורות חוץ-תקציביים בשנת 2018, תידרש בשנת 2019 תוספת תקציבית של למעלה מחצי מיליארד ש״ח לביצוע הפרויקטים. בשנת 2020 התקציב הנדרש לביצוע הפרויקטים צפוי להישאר בסדר גודל דומה.

גידול בתקציבי הפיתוח של משרד הבינוי והשיכון: במסגרת מאמצי הממשלה להגדלת היצע הדיור, גדל היקף הפעילות המסובסדת של המשרד לפיתוח תשתיות ביישובי הפריפריה בהתאם להחלטות הממשלה בנושא. בנוסף, במסגרת יישום תכנית מחיר למשתכן, גדל היקף סבסוד הפיתוח המוענק ביישובים שבהם ערך הקרקע אינו מאפשר מתן הנחה מספקת לתכנית. בהתאם לכך, המסגרת התקציבית של תקציבי הפיתוח במשרד הבינוי והשיכון לשנים 2019–2020 צפויה לעמוד על סך של 2.8 ו-2.4 מיליארד ש״ח בהתאמה.

משרדי המטה

- קבוצת המשרדים המנהליים כוללת את המשרדים האלה: משרד ראש הממשלה והמטה לביטחון לאומי, משרד האוצר, משרד המשפטים, משרד החוץ ומשרד הפנים ורשות האוכלוסין, ההגירה ומעברי גבול. באשכול זה נכללות גם הוצאות ממשל כדוגמת העברות לרשויות מקומיות, תקציב הכנסת, נשיא המדינה, משרד מבקר המדינה ומימון מפלגות.
- ההוצאה בתקציב המקורי לשנת 2018 על אשכול משרדי המטה עומדת על כ-18.8 מיליארד ש״ח המהווים כ-5.0 אחוזים מסך ההוצאה.
- על פי היקף מחויבויות הממשלה הנוכחי, מניחים כי בין השנים 2018–2020 צפויה ההוצאה על משרדי המטה להישאר קבועה בקירוב, כך שבשנת 2020 היא תעמוד על כ-18.9 מיליארד ש״ח המהווים כ-4.6 אחוזים מסך ההוצאה הממשלתית.

ענפי המשק

- קבוצת המשרדים הנכללים בענפי המשק כוללת את משרד הכלכלה והתעשייה, משרד התיירות, משרד החקלאות, המשרד להגנת סביבה ומשרד התקשורת.
- ההוצאה בתקציב המקורי לשנת 2018 על אשכול ענפי המשק עומדת על כ-9.5 מיליארד ש״ח המהווים כ-2.5 אחוזים מסך ההוצאה.
- על פי היקף מחויבויות הממשלה הנוכחי, מניחים כי בשנים 2018–2020 צפויה ההוצאה על ענפי המשק לגדול בכ-0.5 מיליארד ש״ח, כך שבשנת 2020 היקפה יהווה כ-2.5 אחוזים מסך ההוצאה הממשלתית.
- להלן ההנחות לגבי עיקרי השינויים הצפויים ברכיב הוצאה זה:

- משרד הכלכלה והתעשייה – השינוי בהוצאות המזומן נובע בעיקרו מפערי תזרים בין קצב ההרשאה להתחייב לבין ביצוע המזומן בפועל הנגזר ממנה, לרבות שינוי בתזרים המענק לחברת אינטל.

משרד החקלאות – מחד גיסא קיימים הסכמים רבים והחלטות ממשלה, כגון החלטות בגין עוטף עזה וסיוע ליישובי הדרום, החלטה בגין הפחתת מכסים בבשר ובחלב וסיוע ליצואני הפלפל אשר תקציבם צפוי להסתיים בשנים אלה. מאידך גיסא, עקב מהלכים נוספים עליהם החליטה הממשלה, כגון הפחתת המכסים בדגים ורפורמות נוספות בחקלאות צפויות להיות תוספות תקציביות. לפיכך, תקציב החקלאות יורד בצורה מינורית בשנים אלה.

החזרי חוב (ריבית וקרן בטל״א)

- ההוצאה באשכול זה כוללת את ההוצאה בגין תשלומי ריבית וכן בגין קרן ביטוח לאומי.
- ההוצאה בתקציב המקורי לשנת 2016 על אשכול החזרי חוב (ריבית וקרן בטל״א) עומדת על 52.5 מיליארד ש״ח המהווים כ-13.9 אחוזים מסך ההוצאה.
- על פי היקף מחויבויות הממשלה הנוכחי, בין השנים 2018–2020 צפויה ההוצאה על החזרי חוב (ריבית וקרן בטל״א) לגדול בכ-2.9 מיליארד ש״ח, כך שבשנת 2020 היא תעמוד על כ-55.5 מיליארד ש״ח אשר יהוו כ-13.5 אחוזים מסך ההוצאה הממשלתית.

להלן ההנחות לגבי עיקרי השינויים הצפויים ברכיב הוצאה זה:

- **גידול צפוי בתשלומי הריבית:** על פי התחזיות המקרו-כלכליות הנוכחיות ונוכח הגירעון המותר של הממשלה בשנים הבאות, צפוי גידול בתשלומי הריבית בשנים הקרובות. אנו מניחים כי במהלך השנים 2018–2020 היקף המחויבויות החזוי נכון למועד זה יגדל בכ-0.9 מיליארד ש״ח בממוצע בשנה, כך שהתקציב השנתי המופנה לנושא זה יגדל בכ-2.6 מיליארד ש״ח בתוך שלוש שנים.
- **גידול בלוח הסילוקין של החזר חוב המדינה למוסד לביטוח הלאומי:** על פי לוח הסילוקין הקיים, צפוי בשנים הבאות גידול בהחזר החוב של המדינה למוסד לבטוח הלאומי. במהלך השנים 2018–2020 תינתן לנושא זה תוספת תקציבית ממוצעת של כ-0.5 מיליארד ש״ח בשנה, כך שהתקציב השנתי המופנה לנושא זה יגדל בכ-1.5 מיליארד ש״ח בתוך שלוש שנים.

הוצאות אחרות

- ההוצאה באשכול זה כוללת את ההוצאה על גמלאות ופיצויים, לרבות התשלום על הקרנות הוותיקות, הוצאות על רשויות פיקוח, רזרבה כללית וכן הוצאות אחרות.
- ההוצאה בתקציב המקורי לשנת 2018 על אשכול הוצאות אחרות עמדה על כ-25.4 מיליארד ש״ח אשר היוו כ-7.2 אחוזים מסך ההוצאה.
- על פי היקף מחויבויות הממשלה הנוכחי, בין השנים 2018–2020 צפויות ההוצאות האחרות לגדול בכ-1.5 מיליארד ש״ח, כך שבשנת 2020 היא תעמוד על כ-28.6 מיליארד ש״ח אשר יהוו כ-7.0 אחוזים מסך ההוצאה הממשלתית.

להלן ההנחות לגבי עיקרי השינויים הצפויים ברכיב הוצאה זה:

- **הסדר תשלום לקרנות הפנסיה הוותיקות:** בהתאם להסכם עם המדינה ולוח סילוקין שקבעה הממונה על שוק ההון, מניחים כי במהלך השנים 2018–2020 תינתן לנושא זה תוספת ממוצעת של כ-0.3 מיליארד ש״ח בשנה, כך שהתקציב השנתי המופנה לנושא זה יגדל בכ-0.9 מיליארד ש״ח בתוך שלוש שנים.
- **שינויים בהיקף אוכלוסיית הגמלאים:** מניחים כי במהלך השנים 2018–2020 תינתן לנושא זה תוספת ממוצעת של כ-0.25 מיליארד ש״ח בשנה, כך שהתקציב השנתי המופנה לנושא זה יגדל בכ-0.75 מיליארד ש״ח בתוך שלוש שנים.
- **רזרבת התאמות לתקציב דו-שנתי:** רזרבת ההתאמות לתקציב דו-שנתי עומדת בשנת 2018 על 3.5 מיליארד ש״ח, ואנו מניחים כי בשנים 2019 ואילך הרזרבה תעמוד על 1.25 מיליארד ש״ח. כלומר, ככל שיידרשו בשנת 2018 צעדי התאמה לתקציב דו-שנתי הכרוכים בהגדלת הוצאה, נשמרת רזרבה בהיקף של 1.25 מיליארד ש״ח בשנים 2019 ואילך, שתאפשר לצעדי התאמה בהיקף זה להיות מאושרים בצורה קבועה (לבסיס).

בנוסף לגידולים הראליים בתקציב המדינה, חלק ניכר מהגידול בסך התחייבויות הממשלה נובע מהצמדת התקציב למקדמי התקציב. מקדמי התקציב העיקריים הם: השכר הממשלתי, מטבע החוץ (דולר ואירו), השכר הממוצע במשק, שכר המורים ומדד הצמדת הגמלאות.

מקדם השכר הממשלתי נקבע בהסתמך על הסכמי השכר הידועים, לרבות הסכם השכר הרב-שנתי עם ההסתדרות מדצמבר 2015 (לרבות עדכונו באוגוסט 2016) ובהסתמך על הנחת גידול בשכר עובדי המדינה על בסיס אמידה. אמידה זו לוקחת בחשבון את שיעורי השינוי ההיסטוריים במדדי השכר תוך התאמתם לקצבי עליית מדדי המחירים השונים בשנים האחרונות והצפי להתפתחויות הכלכליות בארץ ובעולם.

התפתחות ההוצאה הממשלתית בהשוואה רב-שנתית

בין השנים 2018–2020, הגידול הראלי השנתי הצפוי בתקציב המדינה עומד על 2.4 אחוזים, זאת בהשוואה לגידול ראלי שנתי ממוצע בשיעור של 2.8 אחוזים בעשור שבין 2007–2017.

כפי שניתן לראות בגרף שלהלן, ההוצאה בגין ביטחון וסדר ציבורי עלתה בשיעור ראלי שנתי של כ-1.5 אחוז במהלך העשור שבין השנים 2007–2017, ואנו מניחים כי בין השנים 2018–2020 תגדל ההוצאה בגין ביטחון וסדר ציבורי בשיעור מעט נמוך יותר של 1.3 אחוז בשנה.

ההוצאה בגין שירותים חברתיים עלתה בשיעור ראלי שנתי מהיר של כ-5.0 אחוזים במהלך העשור שבין 2007–2017, ואנו מניחים כי בשנים 2018–2020 תגדל ההוצאה בגין נושא זה בשיעור מעט נמוך יותר של 4.2 אחוזים בשנה.

ההוצאה בגין תשתיות עלתה בשיעור ראלי שנתי של כ-2.6 אחוזים במהלך העשור שבין 2007–2017, ואנו מניחים כי בין השנים 2018–2020 תגדל ההוצאה בגין נושא זה בשיעור מהיר יותר של 5.1 אחוזים בשנה.

ההוצאה בגין משרדי המטה עלתה בשיעור ראלי שנתי של כ-1.0 אחוז במהלך העשור שבין 2007–2017, ואנו מניחים כי בין השנים 2018–2020 ההוצאה בגין נושא זה תפחת בשיעור של 1.7 אחוז בשנה.

ההוצאה בגין ענפי המשק עלתה בשיעור ראלי מהיר של כ-5.8 אחוזים במהלך העשור שבין 2007–2017, ואנו מניחים כי בין השנים 2018–2020 תגדל ההוצאה בגין נושא זה בשיעור של 0.9 אחוז בשנה.

בעשור שבין 2007–2017 לא נצפה כמעט שינוי ראלי שנתי בהיקף ההוצאה בגין החזרי חוב, ואנו מניחים כי בין השנים 2018–2020 תגדל ההוצאה בגין נושא זה בשיעור ראלי גבוה יותר של כ-0.8 אחוז בשנה.

ההוצאה בגין הוצאות אחרות עלתה בשיעור ראלי שנתי של כ-1.8 אחוז במהלך העשור שבין 2007–2017, ואנו מניחים כי בין השנים 2018–2020 ההוצאה בגין נושא זה תפחת בשיעור של 1.8 אחוז בשנה.

התפתחות ההוצאה הממשלתית בהשוואה רב - שנתית
(2007-2017 לעומת 2018-2020)


7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
-1.0%
-2.0%
-3.0%
1.5%
1.3%
5.0%
4.2%
2.6%
5.1%
1.0%
-1.7%
5.8%
0.9%
0.1%
0.8%
1.8%
-1.8%
בטחון וסדר ציבורי
שירותים חברתיים
תשתיות
משרדי מטה
ענפי משק
החזרי חוב
הוצאות אחרות
ממוצע שינוי שנתי 2007 - 2017
ממוצע שינוי שנתי 2018 - 2020
סך גידול בין השנים 2007 - 2017
סך גידול בין השנים 2018 - 2020

הכנסות הממשלה בטווח הבינוני

חלק זה מציג את הצפי לצמיחה ולהכנסות המדינה, מעבר לאופק התקציב המתגבש לשנים 2017 ו-2018. העדכון מתייחס לשנים 2019–2020 ותואם את תחזיות התקציב כפי שנערכו באוגוסט 2016 (ראה חלק ד' בספר זה).

מתודולוגיית עריכת התחזית

מפאת אופק התחזית הרחוק, הצפי להכנסות הממשלה לשנים 2017–2020 חושב על בסיס סימולציה כדלקמן:

- ראשית, נערכה התחזית לשנים 2017 ו-2018 באמצעות מודל אקונומטרי הקושר בין הכנסות המדינה למגוון משתנים כלכליים (כגון צמיחה, תעסוקה, שערי חליפין ומחירים).

- שנית, התחזית לשנים 2019–2020 מבוססת על תרחיש מרכזי המשקף את פוטנציאל הצמיחה של המשק בטווח הבינוני והנחות אחרות ביחס לקצב גידול המחירים ומצרפי שוק העבודה, תוך הנחה לגבי גמישות נורמטיבית של ההכנסות ממסים וההכנסות האחרות.

תחזית ההכנסות מבוססת על תרחיש מקרו-כלכלי מרכזי, שלפיו קצב הצמיחה יהיה מעט מתחת לרף ה-3 אחוזים, קרוב לפוטנציאל בטווח הבינוני-קצר. עם זאת, הבשלה של תהליך ההתכנסות בשוק העבודה עשויה להשפיע על מחירי התוצר בשנת 2019, אשר כתוצאה מכך יצמחו בשנה זו בקצב נמוך יחסית. מחירי התוצר צפויים לחזור ולצמוח בקצב הדומה לממוצע ארוך הטווח בשנת 2020.

הנחות האינפלציה צופות כי בנק ישראל יפעל לכנס את קצב האינפלציה למרכז היעד הממשלתי (1 עד 3 אחוזים). האוכלוסייה צפויה לגדול על פי תחזית הלמ"ס לאחר שזו תוקנה כלפי מעלה בהתאם לנתונים בפועל בשנים האחרונות.

כל המודלים משתמשים במאגר נתונים משותף, מניחים הנחות דומות ומתבססים על צפי אחיד לסביבת המקרו, תוך שינויים והתאמות כנדרש במקרים של הרעה משמעותית במצב הביטחוני, שינויים דרמטיים בסביבה הכלכלית המקומית ו/או העולמית ומביאים בחשבון שינויי חקיקה שהיו ידועים במועד ביצוע התחזית. הצפי להכנסות המובא בסעיף הבא מניח כי מדיניות המס לא תשתנה. מנגד, צעדי התכנסות שנקבעו לתקופת התקציב בלבד (כגון שינויים בעיתוי הפרשות לקרן מס רכוש) לא נלקחו בחשבון בתחזית לשנת 2019 ואילך.

להלן ריכוז ההנחות המרכזיות המשמשות לגיבוש תחזית ההכנסות (באחוזים):

	צמיחה	מחירי התוצר	אינפלציה
2017	2.7	1.8	1.1
2018	2.8	1.9	1.4
2019	2.9	1.2	1.7
2020	2.9	2.0	2.0

בשנים 2019–2020 צפויות ההכנסות ממסים ומאגרות לעלות בהתאם לקצב הצמיחה, בהנחת גמישות גבוהה מעט מיחידתית. לצורך חישוב גדלים נומינליים, ההכנסות ממסים והאגרות מקודמות באמצעות שילוב של מדד המחירים לצרכן ומחירי התוצר (במשקל שווה במקביל, ההכנסות האחרות צפויות לשמור על יציבות יחסית, אך יחולו שינויים מהותיים בסיווג הכנסות אלו).

במסגרת הצעת התקציב לשנים 2017 ו-2018 שאישרה הממשלה נכללים צעדים שנועדו להניב הכנסות נוספות הדרושות להתכנסות לתקרת הגירעון. כמו כן, הצעת התקציב כוללת שינויים רישומיים במבנה ההכנסות בחלק מסעיפי ההכנסות השונים. כתוצאה מכך, הוחלט על העברה רישומית של כל ההכנסות בגין מענק הסיוע הביטחוני למסגרת הוצאה מותנית בהכנסה החל משנת 2017. האומדן להיקף השינויים הנובעים מיישום הצעדים הוכן על ידי גורמים שונים במשרד האוצר. היות שלחלק מצעדי המדיניות ושינויי החקיקה המתוכננים השפעה על היקף ההכנסות לשנים 2017 ו-2018, השפעתם ניכרת גם על צפי הכנסות לשנים 2019–2020.

לעניין תקציב מענק הסיוע הביטחוני, נציין כי עד שנת 2016 כולל, נרשם חלק מרכיב המענק כתקבול בסעיף ההכנסות האחרות, ואילו חלק אחר נרשם כהכנסה מיועדת בתקציב הביטחון. על מנת לשקף טוב יותר את היקף מענק הסיוע

הביטחוני בתקציב המדינה וכן את אופיו המותנה בקבלת מקור תקציבי חיצוני לתקציב המדינה, הוחלט על שינוי אופן רישום המענק, כך שהחל משנת 2017 ואילך כלל מענק הסיוע הביטחוני נרשם כהכנסה מיועדת בתקציב המדינה ובהתאם לכך נגרע סכום זה מסעיף ההכנסות האחרות.

להלן תחזית הגבייה הצפויה בטווח הבינוני-ארוך (במיליארדי ש״ח):

	סעיף	2019	2020
תרחיש בסיס	הכנסות ממסים ואגרות	321.1	337.5
	הכנסות אחרות	36.5	36.9
	סך ההכנסות	**357.6**	**374.4**
כולל יישום צעדי מדיניות ושינויי חקיקה	הכנסות ממסים ואגרות	320.5	336.8
	הכנסות אחרות	27.5	28.0
	סך ההכנסות	**348.0**	**364.8**
	תוצר נומינלי	1,361	1,428

נטל המס

נטל המס הממשלתי, המייצג את משקל סך הכנסות המדינה ממסים ומאגרות בתמ״ג, עמד על כ-23.0 אחוזי תוצר בשנת 2015, הוא צפוי לעלות ל-23.5 אחוזי תוצר בשנת 2016 ולא צפוי להשתנות מהותית בטווח הקצר-בינוני (ראה תרשים להלן). התפתחות נטל המס הושפעה משינויים במדיניות המיסוי – שיעורי המס ירדו בשנים 2003–2009 ומשנת 2010 התהפכה המגמה. כמו כן, הגבייה בשנים 2012–2015 הושפעה מהכנסות בעלות אופי חד-פעמי הנובעות משינויי התנהגות בעקבות צעדי מדיניות לצד הכנסות שהתקבלו בגין רווחי הון עקב מכירת חברות גדולות. בנוסף, בשנים האחרונות נטל המס מושפע מגאות בשוק העבודה, משיעורי אינפלציה נמוכים (בפרט בהשוואה למחירי תוצר) ומהרכב צמיחה תומך מיסוי.

שינויים רישומיים שיושמו בשנת 2016 ועתידים להיות מיושמים בשנים 2017 ו-2018 ברכיבי ההכנסות האחרות, צפויים להוביל לשינוי בנטל הכנסות אלו בתוצר בתקופה הקרובה. בתוך כך, שינוי בשיטת הרישום של הכנסות המוסד לביטוח לאומי הוביל לגידול משמעותי וקבוע בהכנסות האחרות, בהיקף של 0.3 אחוזי תוצר, החל משנת 2016. אולם, במהלך השנים 2017–2020 צפויה ירידה קלה בחלקן של ההכנסות האחרות מתוך התוצר, ירידה אשר משקפת את השחיקה של חלקן של מלוות מהמוסד לביטוח לאומי כאחוז מהתוצר, בשל העובדה שרכיב זה מושפע בעיקר מהשכר. במקביל, ההעברה האמורה של ההכנסות בגין מענק הסיוע הביטחוני למסגרת הוצאה מותנית בהכנסה, החל משנת 2017, גוררת ירידה קבועה בנטל ההכנסות מהתוצר החל משנה זו. לבסוף, הירידה הצפויה בהיקף ההכנסות בגין גביית חובות ריבית, שמקורה בצמצום המתמשך של יתרת הקרן, מובילה גם היא לירידה בחלקו של סעיף זה בהכנסה מתוך התוצר.

נטל המס ותקבולי הכנסות אחרות בשנים 2000–2015 ותחזית לשנים 2016–2020

(הכנסות המדינה באחוז מהתמ"ג, כולל צעדים מתוכננים)


סך נטל הכנסות המדינה
נטל ההכנסות האחרות
נטל המס
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
-
31.0 29.5 30.8 29.5 29.5 30.4 31.0 30.4 28.0 25.2 25.6 25.5 24.8 25.4 25.6 25.8 26.4 25.8 25.8 25.6 25.6
4.0 2.9 5.1 4.6 4.5 5.1 5.0 4.4 4.3 3.4 3.2 2.9 2.8 2.7 2.6 2.7 2.9 2.3 2.3 2.0 2.0
27.0 26.6 25.7 24.9 25.0 25.3 26.0 26.0 23.7 21.8 22.4 22.6 22.0 22.7 23.1 23.0 23.5 23.5 23.5 23.6 23.6
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016* 2017* 2018* 2019* 2020*

*תחזית

לוח 5: תחזיות שוק העבודה 2016–2018

	2015 בפועל	2016 תחזית	2017 תחזית	2018 תחזית
שכר				
השכר הממוצע במחירים שוטפים	9,347	9,587	9,889	10,049
השינוי השנתי במחירים שוטפים (באחוזים)	2.2	2.6	3.1	3.1
השינוי השנתי במחירים קבועים (באחוזים)	2.9	3.0	2.1	1.7
מועסקים				
מספר המועסקים (אלפים)	3,644	3,726	3,797	3,861
השינוי השנתי (באחוזים)	2.5	2.2	1.9	1.7
מובטלים (אלפים)	202	187	189	196
שיעור האבטלה (באחוזים)	5.2	4.8	4.8	4.8
שיעור ההשתתפות (באחוזים)	64.1	64.0	64.0	64.0

התחזית נערכה באוגוסט 2016.

לוח 6: התוצר הראלי והתוצר הנומינלי 2016–2018

	2015 בפועל	2016 תחזית	2017 תחזית	2018 תחזית
שיעור השינוי בתמ"ג הראלי (באחוזים)	2.5	2.5	2.7	2.8
התמ"ג במחירים שוטפים (מיליארדי ש"ח)	1150.3	1189.6	1235.2	1291.7
(התחזית המותאמת לשינוי הגדרות הלמ"ס שנערכו לאחר גיבוש התחזית)	(1163.8)	(1203.6)	(1249.7)	(1306.8)
שיעור השינוי בתמ"ג הנומינלי (באחוזים)	5.2	3.4	3.8	4.6

התחזית נערכה באוגוסט 2016.

חלק ד': הסיכונים שבתחזית וניתוח תרחישים חלופיים

התחזיות המקרו-כלכליות המוצגות בחלק זה מבוססות על מערכת מקיפה של הנחות. ההנחות המשפיעות ביותר נוגעות לסביבה הגלובלית (הצמיחה והגידול בסחר העולמי), אם כי גם ההנחות לגבי הפעילות הכלכלית המקומית הן בעלות השפעה משמעותית על התחזיות, ואי-התממשותן של ההנחות עלולה להוביל לסטייה מהתחזית המקורית. ההחלטה המפתיעה של בריטניה לצאת מהאיחוד (Brexit) בחודש יוני השנה, היוותה דוגמה להתממשותם של הסיכונים לתחזית וחידדה את הצורך בבחינת השפעותיהם על התחזיות. בהמשך יוצג אומדן להשפעה של אי-התממשותן של מספר הנחות מרכזיות על התחזיות שהוצגו.

בהיבט הגלובלי, ניתן לזהות מספר תחומים שקיים לגביהם חוסר ודאות משמעותי:

- **סביבת הצמיחה העולמית נמוכה יחסית ועלולה להאט אף מעבר למגמה הנוכחית**, על רקע הגורמים שלהלן:
  - הירידה המתמשכת במחירי הסחורות, בעיקר במחירי הנפט, המגבירה את החשש למשבר בקרב מדינות המסתמכות על ייצוא סחורות.
  - הגידול בחוב הפרטי והירידות החדות בהשקעות במרבית המשקים המתעוררים.
  - ירידות מתמשכות בהיקף תנועות ההון הנכנסות למשקים המתפתחים והמתעוררים. לנוכח המינוף הגבוה והשחיקה ברזרבות המט"ח של מדינות אלו, המשך מגמת הירידה בתנועות ההון עלול להוביל למשבר פיננסי.
  - חשש מהאטה בארה"ב על רקע הנתונים לגבי צמיחה איטית ואינפלציה נמוכה, מאז הנסיגה ממדיניות מוניטרית מרחיבה. במקביל, סביר ששלב ההתאוששות במחזור העסקים הנוכחי בארה"ב עומד לקראת סיום ושכלי המדיניות האנטי מחזוריים (הן הפיסקליים והן המוניטריים) מוצו ברובם.
  - ירידה בפוטנציאל הצמיחה במשקים המפותחים, היוצרת אתגרים לשוק העבודה וליציבות פיסקלית.
  - רמות שיא בחוב הציבורי של המדינות המפותחות מסכנות את יציבותן, בייחוד בתרחיש של עליית תשואות.
  - בחודשים האחרונים גובר העיסוק ביציבות של מערכת הבנקאות באירופה.
- **חשש לגבי האטה נוספת בסחר העולמי**, בין היתר על רקע שינוי מודל הצמיחה בסין והמעבר לצמיחה מוטת ביקושים מקומיים. במקביל קיים חשש למשבר בחלק מהענפים במדינה, בעיקר בשל כושר ייצור עודף.
- החמרה אפשרית בתדירותם ובעוצמתם של **אירועי הטרור** והתפשטותם לאזורים נוספים.
- חשש ל**"בועה" בתמחור נכסים פיננסיים** במדינות המפותחות.

כאמור, הקשר ההדוק בין הסביבה המקרו-כלכלית הגלובלית לביצועי המשק הישראלי, מחייב בחינה של ההשפעות של נקודות מפנה אפשריות בכלכלה העולמית על התחזיות המקומיות. במיוחד רצוי לכמת ככל שניתן, את המשמעויות של התממשותם של תרחישי קיצון על התחזיות.

להלן אומדן של ההשפעה של שלושה תרחישים בעלי היתכנות ממשית על הפעילות הכלכלית במשק ועל ההכנסות ממסים:

תרחיש היעדר התאוששות בייצוא

בשנים האחרונות נרשמת חולשה בייצוא הישראלי שהתכווץ בשיעור שנתי ממוצע של 1.8 אחוז בשנים 2015–2012 (ייצוא סחורות, שיעורי השינוי ראליים). מגמה זו הגיעה לשיא בשנת 2015 כאשר הייצוא התכווץ בכ-3.6 אחוזים. החולשה בייצוא מקורה, בין היתר, בשחיקה בתחרותיות של המשק הישראלי, בהאטה בסחר העולמי ובתיסוף שע"ח. תחזית הבסיס לצמיחה בישראל והתחזיות להכנסות המדינה הנגזרות ממנה, מניחות התאוששות בסחר העולמי ובהתאם – התאוששות גם בייצוא הישראלי. אולם, העדכון המתמיד כלפי מטה של תחזיות הסחר העולמי בשנים האחרונות, עלול להתממש גם לגבי התחזיות הנוכחיות של קרן המטבע, ובשל כך מציב סיכון לתחזית.

היעדר התאוששות בייצוא הישראלי הוא בעל השפעות רוחב משמעותיות על הכלכלה הישראלית ובעיקרן: הרעה בשוק העבודה, האטה בקצב הצמיחה וירידה בהכנסות ממסים. נערכה סימולציה לאמידת השפעת הפגיעה בייצוא (ביחס לתרחיש הבסיס) על תחזית הצמיחה ועל ההכנסות ממסים. ההנחה בבסיס הסימולציה היא כי ייצוא הסחורות יתכווץ בשיעור שנתי של 1.8 אחוז, בדומה לשיעור הממוצע בארבע השנים האחרונות. תוצאות הסימולציה מוצגות בלוח 7 להלן:

לוח 7: סימולציה להשפעת תרחיש היעדר התאוששות בייצוא על תחזיות הצמיחה וההכנסות ממסים*

	תחזית ל-2016	תחזית ל-2017	תחזית ל-2018
שיעור צמיחת ייצוא הסחורות: **תרחיש הבסיס**	-2.3%	2.0%	2.4%
שיעור צמיחת ייצוא הסחורות: **תרחיש היעדר התאוששות בייצוא**		-1.8%	-1.8%
בעת היעדר התאוששות בייצוא - השפעת הפגיעה בייצוא על תחזית הצמיחה**		-0.7%	-0.7%
בעת היעדר התאוששות בייצוא - השפעה על הכנסות המדינה ממסים (מיליארדי ש"ח)			-2.1

* האומדן להשפעת הפגיעה בייצוא על תחזית הצמיחה מחושב באמצעות שימוש בערך המוסף של הייצוא בתוצר ובמשקלו הממוצע של הייצוא בתוצר מאז שנת 2010 (כדי לתרגם את השינוי בייצוא למונחי תוצר).

** השינוי בקצב צמיחת התוצר במעבר מתרחיש הבסיס לתרחיש הפגיעה.

תרחיש סיום הגאות בשוק העבודה

בשנתיים האחרונות ביצועי שוק העבודה (בפרט בכל הקשור בשכר) היו טובים יותר מביצועיו הכללים של המשק כפי שהם באים לידי ביטוי בשיעור הצמיחה. כך למשל, השכר צמח בשנת 2015 בשיעור של 3.0 אחוזים והגיע לרמת שיא של כל הזמנים, בעוד שהתוצר לעובד נותר ללא שינוי. שיעור האבטלה נמצא ברמת שפל וגם שיעור ההשתתפות גבוה בקנה מידה היסטורי. לאור כך, נערכה סימולציה לאמידת ההשפעה של תרחיש סיום הגאות בשוק העבודה (ביחס לתרחיש הבסיס) על תחזית הצמיחה וההכנסות. לפי תרחיש הבסיס יחול תהליך ההתכנסות בשוק העבודה וקצב הגידול בשכר ובתעסוקה יפחת בהדרגה בשנים 2017-2019. מנגד, הנחת הסימולציה היא כי תהליך ההתכנסות יהיה חד ויתרחש כבר בשנת 2017 ובנוסף תושפע רמת התעסוקה מייקור עלות העבודה (שכר המינימום, רגולציה וחקיקה פרטית). תוצאות הסימולציה מובאות בלוח 8 להלן:

לוח 8: סימולציה להשפעת תרחיש סיום הגאות בשוק העבודה על תחזיות הצמיחה וההכנסות ממסים*

		תחזית ל-2016	תחזית ל-2017	תחזית ל-2018
שיעור הגידול בשכר**	**תרחיש הבסיס**	3.0%	2.1%	1.7%
שיעור הגידול בשכר	**תרחיש סיום הגאות**	אין שינוי	1.2%	1.2%
שיעור הגידול בתעסוקה	**תרחיש הבסיס**	2.2%	1.9%	1.7%
שיעור הגידול בתעסוקה	**תרחיש סיום הגאות**	אין שינוי	1.1%	0.7%
בעת תרחיש סיום הגאות - השפעה על שיעור האבטלה			0.5%	0.9%
בעת תרחיש סיום הגאות - השפעה על הכנסות המדינה ממסים (מיליארדי ש"ח)			-5.1	-4.5

*האומדן להשפעת הפגיעה בייצוא על תחזית הצמיחה מחושב באמצעות שימוש בערך המוסף של הייצוא בתוצר במשקלו הממוצע של הייצוא בתוצר מאז שנת 2010 (כדי לתרגם את השינוי בייצוא למונחי תוצר).

** במחירים קבועים.

תרחיש ירידות בשווקי ההון ובמחירי הנכסים

תרחיש הבסיס בתחזית מניח גידול במדדי המניות בארץ (ת"א 100) ובעולם (NASDAQ) בקצב שנתי של כ-5 אחוזים ביחס לנתון האחרון. אולם, להתרחשותו של אירוע משברי בשווקי ההון, אפילו מצומצם בגודלו, עלולה להיות השפעה מהותית על תחזיות הצמיחה וההכנסות ממסים. (דוגמה לאירוע משברי מסוג זה יכולה להיות החמרה בתדירותם ובעוצמת של אירועי הטרור והתפשטותם לאזורים נוספים.)

הסימולציה שלהלן מניחה אירוע משברי מצומצם בשווקי ההון בדומה לזה של שנת 2012, שבה חל משבר פיסקלי ביוון (ומדדי המניות בישראל רשמו ירידה ממוצעת של 6.5 אחוזים). תוצאות הסימולציה, שבמסגרתה השפעת האירוע המשברי בשוק ההון מובילה לירידות שנתיות של 6.5 אחוזים בשנים 2017 ו-2018, ביחס לתרחיש הבסיס, מופיעות בלוח 9 להלן:

לוח 9: סימולציה להשפעת תרחיש פגיעה בשוק ההון על תחזיות הצמיחה וההכנסות ממסים*

		תחזית ל-2016	תחזית ל-2017	תחזית ל-2018
שיעור שינוי במדד ת"א 100	**תרחיש הבסיס**	-9.4%	4.8%	5.0%
שיעור שינוי במדד ת"א 100	**תרחיש פגיעה בשוק ההון**	אין שינוי	-1.7%	-1.5%
בעת תרחיש פגיעה בשוק ההון - השפעה על הכנסות המדינה ממסים (מיליארדי ש"ח)			-1.2	-1.2

*הפגיעה בהכנסות ממסים בתרחיש זה באה לידי ביטוי בעיקר בירידה בהכנסות ממסים ישירים.

השפעת הירידה במחירי הנפט על כלכלת ישראל

ההתפתחות במחירי הנפט בשנים האחרונות

בין המחצית השנייה של שנת 2014 לתחילת 2016 חלה ירידה חדה במחירי הנפט: מ-110 דולר לחבית ל-30 דולר לחבית – ירידה של 72 אחוזים. לקראת סוף הרבעון הראשון של השנה החל שינוי במגמה והמחיר החל לעלות ל-45–50 דולר לחבית. לירידת המחירים מאמצע שנת 2014 מספר גורמים הקשורים להיצע הנפט ולביקוש אליו. בצד ההיצע, כושר ייצור הנפט התרחב בעקבות כניסתן של טכנולוגיות הפקת נפט מפצלים (בעיקר בארה״ב), הגברת ייצוא הנפט מעירק והסרת הסנקציות על איראן, לצד הגדלת כושר הייצור במקומות שבהם עלות הייצור גבוהה יחסית (כגון חולות זפת בקנדה). למול הרחבת היצע הנפט, ארגון אופ״ק לא נקט מדיניות של צמצום מכסות ההפקה (כפי שעשה בעבר) לצורך שימור מחירי הנפט.

ירידת מחירי הנפט הושפעה במידה רבה גם מהאטת הצמיחה העולמית ובעיקר מהביקושים בסין, כמו גם מההתאוששות האיטית מהצפוי באירופה. השילוב של ירידת הביקושים לצד הרחבת ההיצע והציפיות להמשך המגמות, מסביר את השינויים החדים במחירי הנפט בתקופה קצרה יחסית. הירידה בביקושים העולמיים ובעיקר שינוי מודל הצמיחה בסין הובילו יחד עם הירידה במחירי הנפט להוזלה רוחבית במחירי סחורות אחרות. הירידה החדה ביותר נרשמה בשוק האנרגיה, אולם ירידת מחירי הסחורות מתפרסת על מגוון של שווקים, ממזון בסיסי עד מחצבים ומתכות.

תרשים 7: עלות הפקת הנפט וגודל ההפקה (כולל עלויות קבועות)


דולר לחבית
קנדה - חולות זפת
ארה״ב - פצלי נפט
ברזיל
מקסיקו
טורקיה
קזחסטן
מאי 2016
ינואר 2016
0 5 10 15 20 25 30 35 40 45 50 55 60 65 70 75 80 85 90
0 20 40 60 80
כמות הנפט העולמי
(מיליון חביות ליום)
Source: Energy Aspects

תרשים 8: התפתחות מחירי הנפט לאורך השנים


מחיר נפט ברנט
0 20 40 60 80 100 120 140
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016

ברמת מחירי הנפט הנוכחיים, פיתוח שדות חדשים (למעט במזרח התיכון) אינו כדאי. עם זאת קיימת גם ״עלות יציאה״ שבמסגרתה החברות נמנעות מצמצום ההפקה בשדות הקיימים גם לנוכח הפסדים, תוך ציפייה להתאוששות במחירי הנפט (להערכת גופי מחקר עולמיים כ-3.4 מיליון חביות ביום מופקים בעלות משתנה גבוהה ממחירם בשוק). כתוצאה מכך, ההערכות הן להמשך מחירי נפט נמוכים בטווח הקצר ולהתאוששות ברמת המחירים בטווח הבינוני. מחירי הנפט הנמוכים יוצרים סיכונים למשבר בקרב המפיקות (כדוגמת המשבר ברוסיה ב-1998).

השפעת מחירי הנפט על האינפלציה בישראל

לשינויים במחיר הנפט שתי השפעות על מדד המחירים לצרכן, ישירה ועקיפה. ההשפעה הישירה נובעת מהעובדה שעלות הדלקים נכללת במדד. אי לכך, ירידה במחירי הנפט גוררת ירידה במדד, וזאת בהתאם למשקלות הסעיפים. בנוסף להשפעה זו, היות שהנפט מהווה חומר גלם בענפים השונים, שינוי במחירו משפיע על עלויות הייצור, ובהתאם – על היצע המוצרים ועל מחיריהם לצרכנים (השפעה עקיפה). הדבר נכון הן לגבי מחיריהם של מוצרים בייצור מקומי, הן לגבי מוצרים מיובאים, אם כי המכניזם של השפעת מחירי הנפט על שניהם (ובעיקר מידת ההשפעה של השינויים במחירי הנפט על שער החליפין) שונה במעט.

הספרות האמפירית מצביעה על קיומו של קשר חיובי ומובהק בין מחירי הנפט לאינפלציה. האומדן להשפעה של שינוי של אחוז אחד במחירי הנפט על מדד המחירים לצרכן (גמישות) נע בין 0.004 ל-0.03 בגוש האירו ובין 0.001 ל- 0.04 בארה״ב. בבחינה שבוצעה לגבי ישראל, נאמדה גמישות בגובה של 0.007, שפירושה כי ירידה של 10 אחוזים במחירי הנפט, תוביל לירידה של 0.07 אחוז במדד המחירים לצרכן. בשנים 2014–2015 נרשמו ירידות שנתיות ממוצעות של 7 אחוזים ו-48 אחוזים במחיר הנפט בהתאמה. במידה שמחירי הנפט יישארו ברמה הקרובה ל-48 דולר לחבית במהלך המחצית השנייה של 2016, תחול ירידה נוספת של 8 אחוזים במחיר הממוצע בהשוואה ל-2015. ההשפעות של ירידות אלו על מדד המחירים לצרכן עמדו בשנים 2014–2015 על -0.1 אחוז ועל -0.4 אחוז בהתאמה, וההשפעה הצפויה לשנת 2016 היא בשיעור של -0.1 אחוז (ראה תרשים 9).

תרשים 9: השפעת השינוי במחירי הנפט על מדד המחירים לצרכן (ממוצע שנתי)


0.1%
-0.1%
-0.4%
-0.1%
2013-2010
2014
2015
2016

מקור: עיבודי אגף הכלכלן הראשי.

*התחזית ל-2016 מניחה מחיר נפט דומה לרמה הנוכחית.

בתוך כך נמצא כי הרכיב העיקרי במדד המושפע מהשינויים במחירי הנפט הוא רכיב התחבורה, אשר משקלו במדד המחירים הכללי הוא כ-17 אחוזים. בשנים 2014 ו-2015 הוא רשם ירידות של 0.6 אחוזים ו-3.3 אחוזים בהתאמה. השפעה משמעותית של מחירי הנפט על רכיבי המדד ניכרת גם ברכיב החשמל, המים והגז (מתוך הוצאות לאחזקת דירה), אולם זו מתרחשת בפיגור, ככל הנראה בשל מנגנון העדכון של מחירי החשמל.

השפעת מחירי הנפט על הצמיחה

הספרות הכלכלית האמפירית מצאה כי בקרב המדינות המפותחות יבואניות הנפט, מחירי הנפט משפיעים שלילית על הפעילות הכלכלית. ממצא זה תקף גם לגבי המשק הישראלי, אשר קצב הצמיחה בו מגיב למחירי הנפט בדומה לזה שבמדינות גוש האירו, כפי שמוצג בתרשים 10 להלן.

תרשים 10: השפעת ירידה של 10 אחוזים במחירי הנפט על הצמיחה

תגובה מצטברת לאחר 6 רבעונים


0.4
0.35
0.3
0.25
0.2
0.15
0.1
0.05
0
0.38
0.18
0.17
0.15
0.13
0.12
0.08
ארה"ב
גרמניה
אנגליה
צרפת
גוש האירו
ישראל
קנדה

מקור: Jiménez-Rodríguez and Marcelo Sánchez (2004). מקדם ההשפעה של מחירי הנפט על הצמיחה בישראל חושב באגף הכלכלן הראשי תוך שימוש במתודולוגיה דומה.

הירידה החדה במחירי הנפט החלה במחצית השנייה של שנת 2014. עם זאת, לנוכח ההשפעה ההדרגתית של מחירי הנפט על הפעילות הכלכלית, תרומת ירידת מחירי הנפט באה לידי ביטוי בשנת 2015 והיא צפויה להשפיע על הצמיחה גם בשנת 2016. בהתבסס על הניתוח הכמותי שהוצג לעיל, התרומה של ירידת מחירי הנפט לצמיחה בשנת 2015 עומדת על 0.2 נקודת האחוז, ובשנת 2016 הירידה צפויה לתרום 0.3 נקודת אחוז נוספת. למעשה, הירידה במחירי הנפט מאז

המחצית השנייה של 2014 ותרומתה החיובית לתוצר, מסבירות במידה רבה את גביית המסים החריגה בשנת 2015, וצפויה לתרום להכנסות ממסים גם בשנת 2016 (בהמשך יוסבר המכניזם של השפעת מחירי הנפט על הכנסות המדינה).

עם זאת, כאמור, החל מחודש מארס 2016 ניכר שינוי מגמה - מחירי הנפט החלו לעלות והם עומדים על כ- 45–50 דולר לחבית בתחילת המחצית השנייה של השנה. המשך מגמת העלייה והתכנסות המחירים לרמה קרובה ל-50 דולר (בדומה להערכת גופי מחקר בינלאומיים), יאפשרו את המשך הצמיחה והיקף הכנסות המדינה, כפי שאלו באים לידי ביטוי בתחזית לשנת 2017.

התרומה של ירידת מחירי הנפט לצמיחה עשויה לנבוע ממספר מקורות: ירידת מחירי הנפט מצמצמת את ההוצאה של האזרחים על סעיפים אשר מושפעים ישירות ממחירי הנפט (כגון תחבורה ואחזקת דירה) ומעלה את ההכנסה הזמינה לרכישת מוצרים ושירותים אחרים. בנוסף, מחירי הנפט הנמוכים מוזילים את התשומות עבור המגזר העסקי, מעודדים גידול בפעילות של מגזר זה ותומכים בהשקעות במלאי ההון הפיזי.

ההשפעה על מחירי התוצר ועל רמת החיים

לנוכח היותה של ישראל יבואנית אנרגיה, הירידה במחירי הנפט משפיעה באופן חיובי על מאזן הסחר, על מחירי התוצר ועל ההכנסה הפנויה במשק. ההשפעה של מחירי הנפט על מחירי התוצר היא מהותית, שכן היא מתורגמת ישירות לגידול בתוצר לנפש. כך, לגבי שנת 2015 הערכה הלמ״ס כי ההכנסה המקומית הגולמית הראלית המביאה בחשבון את השפעת השינויים בתנאי הסחר הבין-לאומי על ההכנסה, עלתה בשנת 2015 ב-2.2 אחוזים יותר מהעלייה בתוצר כתוצאה מהשיפור בתנאי הסחר (המשקפים את מחירי הייצוא בהשוואה למחירי הייבוא במשק). במקביל, על פי סימולציה המבוססת על מודל המקרו של אגף הכלכלן הראשי, תרומת מחירי הנפט לגידול במחירי התוצר היא כמחצית מכך – כ-1.2 אחוז בשנת 2015. כך או כך, תרומה זו גדולה בהשוואה לצמיחה הראלית לנפש שעמדה על כ-0.6 אחוז בלבד בשנת 2015. על פי הערכות אגף הכלכלן הראשי, אם מחירי הנפט יישארו במהלך שנת 2016 ברמה דומה לזו הנוכחית, הדבר יתרום 0.3 אחוז למחירי התוצר בשנה זו. (החישוב הנ״ל מבוסס על מודל המקרו-כלכלי של אגף הכלכלן הראשי. עפ״י המודל ירידה של 10 אחוזים במחירי הנפט גוררת עלייה של 0.25 אחוז במחירי התוצר.)

כדי להמחיש את השפעת מחירי הנפט על ההכנסה הפנויה, נציין, כי עלות **ייבוא הנפט ירדה בשנת 2015 ביותר מ-5 מיליארד דולר** ועמדה על כ-7.4 מיליארד דולר (כחצי מיליארד דולר מהירידה הם תוצאה של גידול בהפקת הגז משדה ״תמר״). ירידה זו מתורגמת באופן ישיר לגידול בהכנסה הפנויה.

תרשים 11: התפתחות במחיר חבית נפט (WTI) ומדד תנאי הסחר



120
115
110
105
100
95
90
85
80
140
120
100
80
60
40
20
0
מדד תנאי הסחר
(ממוצע 2010=100)
ללא יהלומים, אוניות ומטוסים
(ציר שמאלי)
מחירי הנפט (ציר ימין)
2008
2009
2010
2011
2012
2013
2014
2015
מחצית ראשונה 2016

מקור: הלמ"ס, EIA.

תרשים 12: גמישות הביקוש לדלק ביחס למחירו, במדינות ה-OECD



הולנד
נורווגיה
דנמרק
איטליה
בלגיה
צרפת
פינלנד
טורקיה
שוודיה
קנדה
אוסטריה
ממוצע
יוון
אירלנד
ארה"ב
יפן
ספרד
פורטוגל
בריטניה
גרמניה
אוסטרליה
שוויץ
0.5
0
-0.5
-1
-1.5
-2
-2.5
טווח קצר
טווח ארוך

מקור: Daniel J. Graham and Stephen Glaister (2002)

השפעה של המצרפים הפיסקליים

השפעה על הכנסות המדינה

מחירי הנפט משפיעים על הכנסות המדינה במספר ערוצים. תחילה תוצג ההשפעה על מיסוי על צריכת דלקים, כדלהלן:

- מחיר הנפט הוא רכיב במחירי דלקים, ולכן שינוי במחיר הנפט ישפיע באופן ישיר על הכנסות המדינה ממע"מ על דלק (גובה מס הקנייה על בלו דלק הוא קצוב ואינו מושפע ישירות ממחיר הדלק).
- מחיר הדלק משפיע על צריכתו, ובעקבות כך – על ההכנסות ממע"מ ועל ההכנסות מבלו דלק. על פי הספרות הכלכלית, גמישות הביקוש לדלק ביחס למחירו נעה בין 0 ל-0.57 בטווח קצר והנתון בישראל נמוך מעט מהממוצע (דומה לספרד, ראה תרשים 14). הגידול בצריכה מפצה על הירידה בהכנסות המע"מ, ובסך הכול ירידה של 1 אחוז במחיר נפט תתבטא בעלייה של כ-7 מיליון ש"ח בהכנסות ממע"מ ומבלו דלק. מכיוון שההשפעה על צריכת הדלק היא הדרגתית, תוספת ההכנסות צפויה להתפרס על מספר רבעונים.

בנוסף, על פי בחינה אקונומטרית במשק הישראלי נמצא כי הירידה במחירי הנפט משפיעה חיובית על רווחי החברות, וכתוצאה מכך על ההכנסות ממס החברות. כך, ירידה של 1 אחוז במחיר הנפט תוביל לעלייה של כ-18 מיליון ש"ח בהכנסות ממס חברות.

לסיכום, ירידה של 1 אחוז במחיר הנפט תוביל לעלייה של כ-7 מיליון ש"ח בשנה בהכנסות ממסים עקיפים ולעלייה של כ-18 מיליון ש"ח בהכנסות ממסים ישירים. הירידה במחירי הנפט מסבירה גידול של כ-0.3 מיליארד ש"ח בהכנסות המדינה ממסים ב-2015 וצפויה לתרום 0.3 מיליארד ש"ח נוספים ב-2016. ההערכה היא כי העלייה הצפויה במחירי הנפט ב-2017 תגרע מהכנסות המדינה כ-0.4 מיליארד ש"ח. במצטבר, השינויים במחירי הנפט צפויים לתרום כ-0.2 מיליארד ש"ח להכנסות המדינה ממסים בשנים 2015–2017.

תרשים 13: תוספת להכנסות המדינה ממסים בעקבות ירידה במחירי הנפט
2017-2015 (מיליארדי ש"ח)


מסים ישירים
מסים עקיפים
0.4
0.3
0.2
0.1
0.0
-0.1
-0.2
-0.3
-0.4
0.2
0.1
0.2
0.1
-0.1
-0.3
2015
2016
2017

ההשפעה על הוצאות המדינה

הכלל הפיסקלי למסגרת ההוצאה צמוד למדד המחירים לצרכן, כך שהירידה במדד (הנובעת מהוזלת מחירי הנפט) מצמצמת את הגידול בהוצאה המותרת.

בפועל, החיסכון הישיר הנובע מהוזלת מחיר הנפט מתמקד בתחבורה הציבורית. בנוסף, בשנת 2015 צמצם משרד הביטחון את הוצאותיו על הדלקים במאות מיליוני ש״ח לעומת השנה הקודמת.

חלק ה׳: תחזית הכנסות המדינה ממסים, מאגרות ומהכנסות אחרות לשנות הכספים 2017 ו-2018

עיקרים

בשנת 2017 תסתכמנה הכנסות המדינה ממסים, מאגרות ומהכנסות אחרות בכ-328.8 מיליארד ש״ח. הנתונים בפרק נקובים במחירים שוטפים, אלא אם צוין אחרת. תחזית ההכנסות במחירי שנת 2016, כפי שהוצגה לממשלה, עומדת בשנות הכספים 2017 ו-2018 על 325.4 מיליארד ש״ח ועל 334.7 מיליארד ש״ח בהתאמה. האינפלציה הצפויה בשנים 2017 ו-2018 היא 1.1 אחוז ו-1.4 אחוז בהתאמה. בתוך כך, צפויות ההכנסות ממסים להסתכם על פי התחזית העדכנית בכ-293.7 מיליארד ש״ח לפי הפירוט שלהלן: 151.1 מיליארד ש״ח ממסים ישירים, 135.3 מיליארד ש״ח ממסים עקיפים ו-7.3 מיליארד ש״ח מאגרות. בשנת 2018 תסתכמנה הכנסות המדינה ממסים, מאגרות ומהכנסות אחרות בכ-343.3 מיליארד ש״ח. בתוך כך, הכנסות המדינה ממסים צפויות להסתכם בשנת 2018 בכ-307.2 מיליארד ש״ח, לפי הפירוט שלהלן: 157.8 מיליארד ש״ח ממסים ישירים, 141.9 מיליארד ש״ח ממסים עקיפים ו-7.5 מיליארד ש״ח מאגרות (ראה לוח 14). לפיכך, הכנסות המדינה ממסים ומאגרות יעלו בשנים 2017 ו-2018 ב-2.9 ו-3.0 אחוזים בהתאמה לעומת השנה הקודמת. במהלך השנים 2017 ו-2018 צפויה יציבות בהיקף ההכנסות האחרות, אשר יסתכמו בכ-35.1 ו-36.1 מיליארד ש״ח בהתאמה. על פי התחזית, נטל מס, שהוא היחס בין סך גביית המסים ואגרות לתמ״ג, לא צפוי להשתנות בשנות הכספים 2017 ו-2018 (ראה תרשים 17).

תחזית הכנסות המדינה לשנות הכספים 2017 ו-2018 הוכנה בחודש אוגוסט 2016. במועד זה היו ידועים נתוני הגבייה בפועל עד חודש יולי 2016. התחזית מבוססת על מודל אקונומטרי, הלוקח בחשבון את תחזית הצמיחה, את מצרפי שוק העבודה ואת המחירים בתקופת התחזית. בנוסף, התחזית מתייחסת להשפעת גורמים נוספים על הגבייה – שינויי חקיקה, אירועים חד-פעמיים והגברת האכיפה.

נוהל הכנת תחזיות להכנסות המדינה ומעקב אחר טיב התחזיות

בעקבות דוח מבקר המדינה משנת 2012, גובש נוהל הכנת תחזיות והוקם צוות באגף הכלכלן הראשי אשר מרכז את הליך הכנת התחזיות עבור המנהל הכללי של משרד האוצר. הצוות אמון על בנייה ושיפור מודלים המשמשים לחיזוי, על עריכת התחזיות בפועל, על שיתוף הפעולה מול גורמים נוספים במשרד האוצר ובממשלה ועל הצגת התחזיות.

- הצוות פועל בשיתוף פעולה עם צוותים רלוונטיים באגף הכלכלן הראשי ובאגף התקציבים. כמו כן, הצוות מקיים התייעצויות עם עמיתים בבנק ישראל ועם גופים כלכליים נוספים העוסקים בתחזיות. בעת הצורך, מנכ״ל משרד האוצר יכריע בחילוקי דעות בנוגע לצורך בעדכון התחזיות בעקבות ההליכים האמורים.
- הצוות מפרסם את התחזיות במסמך מבואר ומנומק, הכולל גם התייחסות לדעות סותרות ולהסתייגויות שעלו במהלך הכנת התחזיות.

- הכנת התחזיות היא תהליך שצריך להיבחן בעיניים מקצועיות בלבד בידי הדרג המופקד על כך ובמנותק מהדרג הכנת הנבחר שחלה עליו המגבלה הנובעת מתחזיות אלה. בשל כך, התחזיות יוצגו בפני כל הגורמים הרלוונטיים בעבודת התקציב, וכל הגורמים יוכלו להעיר הערות ולבקש שינויים, אך הסמכות הסופית בקביעת התחזית תהיה בידי הדרג המקצועי.
- תחזיות הגבייה של מסים ואגרות והכנסות אחרות נערכות מאז שנת 2013 בהתאם לנוהל שהוצג לעיל. בתוך כך, בשנים 2014–2015 היקף הגבייה בפועל של מסים ואגרות היה קרוב מאוד לתחזית הגבייה בתקציב, ובשנת 2013 נרשם עודף כתוצאה מהכנסות חד-פעמיות וגבייה בגין רווחים כלואים מעבר למתוכנן. בסעיף ההכנסות נרשמה בשנת 2015 גבייה גבוהה יחסית בהשוואה לתחזית התקציב, כתוצאה מפיצוי חד-פעמי בהיקף של כמיליארד ש״ח למוסד לביטוח לאומי ומטעות הנובעת מהתנודתיות המשמעותית בהכנסות בסעיף זה.

לוח 10: תחזית תקציב להכנסות ממסים ואגרות וגבייה בפועל בשנים 2013–2015

	2013	2014	*2015
תחזית	234.5	253.3	267.7
גבייה בפועל	240.6	254.7	268.2

מגמות בגביית מסים, אגרות והכנסות אחרות

הכנסות המדינה ממסים ואגרות הסתכמו במחצית הראשונה של 2016 ב-142.3 מיליארד ש״ח, גידול ראלי של 6.4 אחוזים לעומת המחצית הראשונה אשתקד (יש לזכור כי במהלך תקופה זו בוצעו הורדות שיעורי המס, ולכן בניכוי ההורדות הגידול בהכנסות גבוה אף יותר, ראה לוח 11). בתוך כך, ההכנסות ממסים ישירים עלו ב-8.4 אחוזים וההכנסות ממסים עקיפים עלו ב-4.4 אחוזים. עודף הגביה, לעומת פריסת התחזית הקודמת (שפורסמה במארס 2016), הסתכם ב-2.4 מיליארד ש״ח, ברובו מגביית מסים ישירים.

הגידול בגבייה ממשיך את המגמה שהחלה בשנת 2015, שלפיה גדל היקף הכנסות המדינה ממסים ומאגרות בשיעור של 5.6 אחוזים (במחירים קבועים, המשלבים את מדד מחירי התוצר ומדד המחירים לצרכן ובהתאמה לשינויי מדיניות), קצב שהיה גבוה יותר מפי שניים מקצב הצמיחה במשק.

לוח 11: השפעתם של שינויי חקיקה וצעדי מדיניות על ההכנסות ממסים בשנת 2016 (במיליארדי ש״ח)

שינוי חקיקה / צעד מדיניות	
הפחתת הטבת המס על הפקדת המעביד לקרן פנסיה	0.55
הורדת שיעור המע״מ מ-18 ל-17 אחוזים*	-3.7
הפחתת שיעור מס החברות מ-26.5 ל-25 אחוזים	-1.2
הקדמת ההפרשה לקרן מס רכוש מ-2016 ל-2015	1.5
שינוי בהעברת כספים לרש״פ (התחשבנות)	-0.35
סה״כ השפעה	**-3.2**

*עלות הורדת שיעור המע״מ בנקודת האחוז עומדת על כ-4.6 מיליארד ש״ח בשנה. הורדת המע״מ מ-18 ל-17 אחוזים נכנסה לתקוף ביום 1 באוקטובר 2015. לפיכך חלק מהשפעת ההורדה האמורה על הגבייה באה לידי ביטוי בשנת 2015. האומדן בלוח מתייחס להשפעה על הגבייה המשויכת לשנת 2016.

מסים ישירים – ההכנסות ממסים ישירים במחצית הראשונה של שנת 2016 הושפעו מהמשך השיפור בשוק העבודה. השכר במחצית הראשונה של השנה הוסיף לעלות בקצב מהיר, מעל הצפוי בתחזית (גידול של 2.6 אחוזים עד חודש אפריל לעומת התחזית לכל שנת 2016 – 2.5 אחוזים). במהלך המחצית הראשונה של שנת 2016 (בהשוואה לשנת 2015) גדל מספר המועסקים ב-1.8 אחוז, לעומת תחזית לגידול 1.7 אחוז בבסיס התחזית לכל השנה. כמו כן, במסגרת מבצע גילוי מרצון התקבלו הכנסות בהיקף של מאות מיליוני ש״ח (סכומים אלו נכללים בשארית לא מוסברת בטבלה שלעיל). ירידה מסוימת במדדי שוק ההון (מעבר לתוואי ששימש לתחזית קודמת) מסבירה ירידה של כ-200 מיליון ש״ח בהכנסות.

לוח 12: מקורות לעודף הגבייה במסים ישירים במחצית הראשונה של 2016 (מיליארדי ש״ח)

תחזית הגבייה למחצית הראשונה	71.9
ביצועים מעל התחזית בשוק העבודה	1.2
עדכון במדדי שוק ההון	-0.2
שארית לא מוסברת	0.4
גביה בפועל במחצית הראשונה של 2016	**73.3**

מסים עקיפים – ההכנסות ממסים עקיפים במחצית הראשונה של שנת 2016 הושפעו מהגידול בצריכה הפרטית הממשיכה לצמוח בקצב מהיר. בתוך כך חלה עלייה חדה בייבוא ובמסירת כלי רכב. ההכנסות ממס קניטיה בגין ייבוא עלו במחצית הראשונה של השנה לעומת התקופה המקבילה אשתקד בכ-26 אחוזים, בהתאם למספר מסירות הרכב.

תרשים 14: מסירות רכבים פרטיים, שיעור שינוי שנתי


35%
30%
25%
20%
15%
10%
5%
0%
-5%
-10%
שיעורי שינוי ב-12 חודשים אחרונים
2011
2012
2013
2014
2015
ינו-16
פבר-16
מרץ-16
אפר-16
מאי-16
יונ-16
יול-16
אוג-16
כ-220 אלף מסירות
(עלייה של כ-17% לעומת
התקופה המקבילה אשתקד)

מקור: איגוד יבואני הרכב בישראל

הכנסות אחרות – בשלהי העשור האחרון חלה ירידה משמעותית בהכנסות האחרות של הממשלה. כך, בעוד שממוצע ההכנסות האחרות בשנים 2005–2008 עמד על 33.2 מיליארד ש״ח, בשנים 2009–2014 ירד ממוצע זה ל-28.0 מיליארד

ש״ח בלבד. בשנים האחרונות ניכרת התייצבות בהכנסות האחרות. סעיף ההכנסות האחרות בשנים האחרונות מושפע משמעותית מיישום צעדי המדיניות ובשנים הקרובות צפויים צעדים נוספים להשפיע עליו. בשנת 2015 היוו ההכנסות האחרות כ-10 אחוזים מסך הכנסות המדינה והסתכמו בכ-31.7 מיליארד ש״ח, 1.8 מיליארד מעל התחזית שעמדה בבסיס תקציב 2015–2016. הגידול בהכנסות האחרות ביחס לתחזית התקציב הקודם, מקורו בעיקר בפיצוי חד-פעמי בהיקף של כמיליארד ש״ח למוסד לביטוח לאומי (בגין הגירעון בסעיף דמי אבטלה) ובטעות הנובעת מההתנודתיות המשמעותית בהכנסות בסעיף זה. בשנת 2016 צפוי גידול פרמננטי ומשמעותי בהיקף ההכנסות האחרות, מעבר למגמת הצמיחה בסעיף זה, זאת בעיקר בשל יישומם של צעדי מדיניות כמפורט בלוח 13, ובראשם החלת שינוי משמעותי בשיטת הרישום של הכנסות המוסד לביטוח לאומי.

לוח 13: השפעתם של שינויי חקיקה וצעדי מדיניות על ההכנסות האחרות בשנת 2016* (מיליארדי ש״ח)

שינוי חקיקה / צעד מדיניות	
משיכת תמלוגים – רשות שדות התעופה	0.5
תוספת הכנסות – שיבוב מחברות הביטוח	0.2
משיכת עודפים מקרן ניקיון	0.2
העלאת שיעור ההפרשה של המעסיקים לביטוח הלאומי	0.45
שינוי בשיטת הרישום של הכנסות המוסד לביטוח הלאומי	3.85
סה״כ השפעה על ההכנסות האחרות בשנת 2016	**5.2**

* כלל התוספות בלוח הובאו בחשבון בתחזית בבסיס התקציב לשנים 2015–2016, במסגרתה נלקחה בחשבון גם הכנסה נוספת בגין הארכת תקופת האכשרה לדמי אבטלה, (בהיקף של 75 מיליון ש״ח) אשר לא יושמה, ולכן לא מופיעה בתחשיב הנוכחי.

תרשים 15 : ההתפתחות ברכיבי ההכנסות האחרות
(באחוזי תוצר)


1.8%
1.6%
1.4%
1.2%
1.0%
0.8%
0.6%
0.4%
0.2%
0.0%
מלוות מהמוסד לבטל״א
סיוע בטחוני
יתר הכנסות אחרות
מע״מ סיוע ביטחוני
גביית חובות ריבית
2009
2010
2011
2012
2013
2014
2015
2016*
2017*
2018*

במהלך המחצית הראשונה של 2016 התקבלו הכנסות אחרות בהיקף של 16.4 מיליארד ש״ח, המהווים כ-47 אחוזים מסך ההכנסות בסעיף זה לפי התחזית העדכנית לשנת 2016.

תחזיות להיקף ההכנסות ממסים ומאגרות לשנות הכספים 2017 ו-2018

בשנת 2017 תסתכמנה הכנסות המדינה ממסים ומאגרות, על פי התחזית, ב-293.7 מיליארד ש״ח, לפי הפירוט הזה: 151.1 מיליארד ש״ח ממסים ישירים, 135.3 מיליארד ש״ח ממסים עקיפים ו-7.3 מיליארד ש״ח מאגרות. סכום זה מהווה עלייה של 2.9 אחוזים לעומת התחזית להכנסות בשנת 2016 (ראה לוח 14). תחזית ההכנסות לשנת 2017 מניחה עלייה ראלית בשיעור של 2.7 אחוזים בתוצר המקומי הגולמי ועלייה של 1.1 אחוז במחירי התוצר (לפירוט מלא של ההנחות המקרו כלכליות, ראה חלקים ב׳ וג׳). בשנת 2018 תסתכמנה הכנסות המדינה ממסים ומאגרות, על פי התחזית, בכ-307.2 מיליארד ש״ח – 157.8 מיליארד ש״ח ממסים ישירים, 141.9 מיליארד ש״ח ממסים עקיפים ו-7.5 מיליארד ש״ח מאגרות. סכום זה מהווה עלייה של 3.0 אחוזים לעומת התחזית להכנסות בשנת 2017 (בניכוי מדד המחירים).

למרות הירידה בתחזיות הצמיחה, הרכב התוצר נותר עתיר מיסוי, והצפי להמשך השיפור באינדיקטורים בשוק העבודה תומך בהגדלת תחזית ההכנסות ממסים ישירים, ובמידה פחותה יותר גם של מיסי תצרוכת. לוח 14 שלהלן מציג את רכיבי הגבייה המרכזיים.

לוח 14: עיקרי התחזית להכנסות המדינה ממסים ומהכנסות אחרות

במיליארדי ש״ח, מחירים שוטפים

	2015	2016	2017	2018
	בפועל	תחזית		
תחזית הכנסות המדינה*	**299.9**	**317.6**	**328.8**	**343.3**
מזה:				
(1) תחזית הגביה ממסים ומאגרות	268.2	282.5	293.7	307.2
מסים ישירים	135.1	143.8	151.1	157.8
מסים עקיפים	126.4	131.5	135.3	141.9
אגרות	6.7	7.1	7.3	7.5
(2) הכנסות אחרות	31.7	35.1	35.1	36.1

הערה: פערים בסיכומים נובעים מעיגולים.

תחזית הגבייה של המסים הישירים – בשנת 2016 צפויות ההכנסות ממסים ישירים להסתכם ב-143.8 מיליארד ש״ח, גידול ראלי של כ-7 אחוזים (ללא התאמות לשינוי חקיקה וצעדים) לעומת השנה הקודמת. הגידול משקף את העדכון כלפי מעלה בצפי להיקף התעסוקה והשכר בשיעור של כמחצית האחוז. הגידול בתחזיות לשכר ותעסוקה יימשך גם בשנים 2017 ו-2018. צפוי כי קצב עליית השכר יתמתן בהדרגה והפער בין עליית השכר לבין צמיחת התוצר לעובד (המשקף את פריון העבודה) יצטמצם. תהליך ההתכנסות צפוי להסתיים בשנת 2019, ובמהלך השנים 2017 ו-2018 קצב גידול השכר יהיה עדיין גבוה משיעור הצמיחה של התוצר לעובד. כתוצאה מכך, ההכנסות ממסים הישירים יעלו בשנים 2017 ו-2018 בכ-4.0 אחוזים ובכ-2.8 אחוזים בהתאמה.

תחזית הגבייה של המסים העקיפים – בדומה לשנים האחרונות, הצמיחה בשנים 2016–2018 תובל על ידי גידול בצריכה הפרטית, אשר ישפיע על ההכנסות ממסים עקיפים. היקף גביית המסים העקיפים צפוי לגדול בשנת 2016 ב-2.7 אחוזים (במחירים קבועים, ללא התאמות להורדת שיעור המע״מ) ולעמוד על 131.5 מיליארד ש״ח. הגידול בגביית המסים העקיפים בשנת 2016 משקף כאמור את הגידול החד בצריכה הפרטית, שהובל בין השאר על ידי רכישה של כלי רכב. בהנחה שחלק מהגידול בסעיף זה הוא בעל אופי חד-פעמי, ההכנסות ממסים עקיפים, על פי התחזית, יעלו בשנת 2017 בשיעור של 1.8 אחוזים לעומת 2016. בשנת 2018 יעלו ההכנסות ממסים עקיפים, על פי התחזית, בשיעור של 3.4 אחוזים, בהתאם לגידול הצפוי בצריכה.

תחזית הכנסות אחרות – נתוני הגבייה לגבי המחצית הראשונה של השנה כמו גם ההתפתחויות המקרו כלכליות הובילו לעדכון התחזית לשנים 2016–2018. כך, ההכנסות האחרות בשנת 2016 צפויות לעמוד על 35.1 מיליארד ש״ח, היקף המשקף גידול ראלי של 11.2 אחוזים בהשוואה להכנסות שהתקבלו בשנת 2015. כאמור, עלייה זו נובעת בעיקר מעלייה משמעותית (ופרמננטית) בסעיף מלוות מהביטוח הלאומי, שמקורה בשינוי שיטת הרישום של הכנסות המוסד לביטוח לאומי (כמצוין בלוח 13 לעיל). היקף הגבייה הגבוה ביחס לתחזית בסעיף הכנסות אחרות בשנת 2015 העלה את התחזית

להכנסות אלו בשנת 2016, אולם עדכון מתודולוגיית החיזוי לקראת העבודה על תקציב 2017 ו-2018 וההתפתחויות שצוינו לעיל במהלך 2016, קיזזו את העלייה בבסיס, כך שהתחזית העדכנית לשנת 2016 נותרה כמעט ללא שינוי בהשוואה לתחזית בבסיס תקציב 2015–2016. בסעיף זה, במהלך השנתיים הבאות צפויה יציבות בהיקף ההכנסות אשר צפויות להסתכם בשנים 2017 ו-2018 בכ-35.1 ו-36.1 מיליארד ש״ח בהתאמה (ראה לוח 15). בנספח 2 מופיעה הרחבה בדבר מתודולוגיית החיזוי בסעיף ההכנסות האחרות.

לוח 15: תקבולי הכנסות אחרות בשנים 2015–2018

במיליארדי ש״ח, מחירים שוטפים

		מלוות מביטוח לאומי	סיוע ביטחוני	מע״מ סיוע ביטחוני	גביית חובות ריבית	יתר ההכנסות אחרות	סה״כ הכנסות אחרות
2015	**בפועל**	*16.4	8.7	1.6	1.0	4.0	31.7
2016	**תחזית**	**20.1	8.8	1.5	0.9	***3.8	35.1
2017	**תחזית**	20.6	8.9	1.5	0.8	3.3	35.1
2018	**תחזית**	21.2	8.9	1.5	0.7	3.8	36.1

התחזית נערכה באוגוסט 2016.

* כולל הכנסה חד-פעמית בהיקף של כ- 0.9 מיליארד ש״ח.

** כולל יישום צעדי מדיניות פרמננטיים, לרבות שינוי אופן הרישום, המוערכים בכ- 4.5 מיליארד ש״ח.

*** כולל הכנסות חד-פעמיות בהיקף חזוי של כ- 0.7 מיליארד ש״ח.

לאורך שנות התחזית צפויה ירידה קלה בחלקן של ההכנסות האחרות מתוך התוצר (ראה תרשים 16), מ- 3.0 אחוזים בשנת 2016 ל-2.8 אחוזים בשנת 2018. בתוך כך, עיקר הירידה מקורה בשחיקה של חלקן של מלוות המוסד לביטוח לאומי מהתוצר, בשל העובדה שרכיב זה מושפע בעיקר מהשכר, הצפוי לעלות בקצב איטי יותר מהעלייה הצפויה בתוצר. שחיקה צפויה גם בחלקם של הסיוע הביטחוני והמע״מ בגינו מתוך התוצר, שכן במסגרת התחזית אין צפי לשינוי בהיקף ההכנסות ברכיבים אלו. במקביל, הירידה הצפויה בהיקף ההכנסות בגין גביית חובות ריבית, שמקורה בצמצום המתמשך של יתרת הקרן, מובילה גם היא לירידה בחלקו של סעיף זה בהכנסה, מתוך התוצר.

בדיקת הסבירות לתחזית ההכנסות העדכנית

קיימים שני אינדיקטורים מרכזיים לבחינת סבירות תחזית הגבייה לעומת תחזיות מקרו-כלכליות:

- ערכי הגמישות של הכנסות ממסים ומאגרות ביחס לתוצר (הגמישות משקפת את אחוז הגידול הראלי בהכנסות המדינה בהשוואה לקצב הצמיחה).
- נטל המס כאחוז מהתוצר.

בשנת 2015 גדל היקף הכנסות המדינה ממסים בשיעור של 5.6 אחוזים (במחירים קבועים, המשלבים את מדד מחירי התוצר ומדד המחירים לצרכן ובהתאמה לשינויי מדיניות), קצב שהיה גבוה יותר מפי שניים מקצב הצמיחה במשק. הגמישות החריגה נמשכה גם במחצית הראשונה של 2016 והיא צפויה לבוא לידי ביטוי גם בתחזית לשנת 2016.

הגמישות הגבוה יחסית בשנים 2016–2015 נבעה משלושה גורמים עיקריים :

- הגידול המהיר בתעסוקה ושכר.
- פער משמעותי בין מחירי תוצר לבין מדד מחירים לצרכן. הגמישות חושבה על סמך שיעור שינוי במחירים אשר מורכב משני המדדים, בפרופורציה שווה.
- הרכב הצמיחה עתיר מיסוי. הירידה בקצב הצמיחה חלה ברכיבים אשר השפעתם בטווח הקצר על הכנסות המדינה היא מוגבלת (ייצוא והשקעות).

בחינת תחזיות הגבייה לשנים 2018–2017 מעלה כי הגמישות צפויה לחזור לטווח הנורמטיבי (1.2–1.0).

תרשים 16 : גמישות הגידול הראלי במסים ביחס לקצב צמיחה


3.0
2.5
2.0
1.5
1.0
0.5
0.0
-0.5
-1.0
0.8
-0.5
1.0
0.9
2.2
2.4
1.2
1.0
2011
2012
2013
2014
2015
2016
2017
2018

*תחזית עדכנית לאוגוסט 2016.
**עקב הפער בין השינוי במדד מחירים לצרכן ומדד מחירי התוצר, בחישוב הגמישות נלקח מדד המשלב את השינויים בשני מדדי המחירים במשקל שווה.

נטל הכנסות הממשלה מורכב מנטל המס ומנטל ההכנסות האחרות. התפתחות הנטל בשנים האחרונות הושפעה משינויים במדיניות המיסוי – שיעורי המס היו במגמת ירידה בשנים 2009–2003 ומשנת 2010 התהפכה המגמה. כמו כן, הגבייה בשנים 2015–2012 הושפעה מהכנסות בעלות אופי חד-פעמי (הנובעות משינויי התנהגות בעקבות צעדי מדיניות), לצד הכנסות שהתקבלו בגין רווחי הון עקב מכירת חברות גדולות. בנוסף, בשנים האחרונות נטל הכנסות הממשלה מושפע מגאות בשוק העבודה, משיעורי אינפלציה נמוכים (בעיקר בהשוואה למחירי תוצר) ומהרכב צמיחה תומך מיסוי. כאמור,

הצמיחה המהירה של הכנסות המדינה ביחס לצמיחת התוצר בשנת 2015, אשר אמורה להימשך גם בשנת 2016, גוררת עלייה בנטל הכנסות המדינה מהתוצר. בתוך כך, נטל המס, המייצג את משקל סך הכנסות המדינה ממסים ומאגרות בתוצר, עמד על כ-23.3 אחוזי תוצר בשנת 2015 והוא צפוי לעלות ל-23.7 אחוזי תוצר בשנת 2016 ולהיוותר ברמה דומה בטווח הקצר-בינוני (ראה תרשים 17 להלן). העלייה בשנת 2016 נובעת ממצרפי שוק העבודה, המצביעים על רמת התעסוקה הקרובה למלאה ומהרכב תוצר עתיר מיסוי (צריכה פרטית). נטל המס צפוי לשמור על רמתו בשנים 2017 ו-2018 (בהתאם לגמישות הקרובה ליחידתית).

בהקשר של נטל ההכנסות האחרות, הגידול הצפוי בנטל בשנת 2016 נובע מעדכון כלפי מעלה (רישומי) של הכנסות המוסד לביטוח לאומי בהיקף של 0.3 אחוזי תוצר, החל משנה זו. אולם, לאורך השנים 2017 ו-2018 צפויה ירידה קלה בחלקן של ההכנסות האחרות מתוך התוצר. הירידה משקפת את השחיקה של חלקן של מלוות מהמוסד לביטוח לאומי כאחוז מהתוצר, בשל העובדה שרכיב זה מושפע בעיקר מהשכר הצפוי לעלות בקצב איטי יותר מהעלייה החזויה בתוצר. שחיקה (כאחוז מהתוצר) צפויה גם ברכיבי הסיוע הביטחוני והמע״מ בגינו. התחזית מניחה כי לא יחול שינוי בהיקף ההכנסות לאחר תום הסכם הסיוע הנוכחי (שתוקפו עד סוף שנת 2017). במקביל, הירידה הצפויה בהיקף ההכנסות בגין גביית חובות ריבית, שמקורה בצמצום המתמשך של יתרת הקרן, מובילה גם היא לירידה בחלקו של סעיף זה בהכנסה, מתוך התוצר.

תרשים 17 : נטל הכנסות הממשלה (אחוזי תוצר, לא כולל צעדים מתוכננים)


נטל המס
נטל ההכנסות האחרות
סך נטל הכנסות המדינה
33.0
31.0
29.0
27.0
25.0
23.0
21.0
19.0
17.0
15.0
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 *2016 *2017 *2018
31.0 29.5 30.8 29.5 29.5 30.4 31.0 30.4 28.0 25.2 25.6 25.5 24.8 25.4 25.6 25.8 26.4 26.3 26.3
4.0 2.9 5.1 4.6 4.5 5.1 5.0 4.4 4.3 3.4 3.2 2.9 2.8 2.7 2.6 2.7 2.9 2.8 2.8
27.0 26.6 25.7 24.9 25.0 25.3 26.0 26.0 23.7 21.8 22.4 22.6 22.0 22.7 23.1 23.0 23.5 23.5 23.5

*תחזית.

תחזיות המסים לשנות הכספים 2017 ו-2018 חושבו באמצעות מודל אקונומטרי. תחזית המודל לגידול בהכנסות ממסים מתבססת על תחזיות למשתני המקרו (כגון צמיחה, תעסוקה ומחירים) ומתחשבת בשינויי החקיקה הצפויים להשפיע על הכנסות ממסים. התחזית לגביית המסים המופקת מהמודל משקפת את התרחיש הסטטיסטי הסביר ביותר. עם זאת, תחזית הגבייה, כמו כל תחזית סטטיסטית אחרת, איננה ודאית. הניתוח שלהלן מציג את חוסר הוודאות הגלום בתחזית לגביית המסים באמצעות שיטת ה-Value at Risk – VAR הוא מושג מעולם ניהול סיכונים, המבטא את ההפסד המקסימלי, במקרה הנידון, במונחי גביית המסים, שייתכן בהסתברות נתונה.

תרשים 18 : ניתוח VAR לתחזית גביית המסים במספר רמות ודאות


10%
25%
33%
67%
75%
90%
Midline
360
340
320
300
280
260
240
220
200
307.2
293.7
282.5
268.2
254.7
240.6
218.1
10%
25%
33%
33%
25%
10%
2012
2013
2014
2015
2016
2017
2018

נספח 1 – אופן חישוב גמישות ההכנסות ממסים ומאגרות ביחס לתוצר

אומדן גמישות ההכנסות ממסים ביחס לתוצר חושב על בסיס נתוני הכנסות וצמיחה של שנתיים עוקבות, והשנה הראשונה בכל צמד שנים היא שנת בסיס. מנתוני ההכנסות נוכו סכומים אשר התווספו לגבייה בעקבות שינויי חקיקה (תוספתיים) או הכנסות בעלות אופי חד-פעמי, זאת על מנת שיהיה אפשר להשוות בין הנתונים וליצור אומדן בעל משמעות כלכלית.

כך לדוגמה, בשנת 2017 צפויה גביית מסים בסך 293.7 מיליארד ש"ח. ערך זה, לאחר ניכוי השפעת שינויי חקיקה תוספתיים ביחס לשנת 2016, בניכוי השפעת הכנסות חד-פעמיות, עומד על 292.4 מיליארד ש"ח. ערך זה יש להשוות להכנסות בסך 280.3 מיליארד ש"ח בשנת 2016 (גבייה בפועל של 282.5 מיליארד ש"ח בניכוי הכנסות חד-פעמיות והשפעת שינויי חקיקה), כך שהמסים צפויים לגדול בשנת 2017 ב-4.3 אחוזים. גידול זה הוא נומינלי, ובניכוי הגידול במדד המחירים, המשלב מדד המחירים לצרכן ומדד מחירי התוצר, המסים צפויים לעלות ב-3.2 אחוזים. היות שהצמיחה הצפויה בשנת 2017 (ללא השפעת הגז) עומדת על 2.7 אחוזים, הגמישות בשנת 2017 עומדת על 1.2.

לוח 16: אופן חישוב גמישות ההכנסות ביחס לתוצר

ערכי ההכנסות במיליארדי ש"ח במחירים שוטפים

	שנת בסיס 2015	2016	שנת בסיס 2016	2017	שנת בסיס 2017	2018
הכנסות בפועל	268.2	282.5	282.5	293.7	293.7	307.2
גבייה חד-פעמית	1.74			0.6	0.6	0.6
צעדי מדיניות		-4.7				
הקדמת הפרשה לקרן מס רכוש	-1.5	1.5	1.5			
התאמות נוספות	0.05	1.1	0.75	0.75	0.75	1
הכנסות במונחי שנת בסיס	267.9	284.6	280.3	292.4	292.4	305.6
		2.5%		2.7%		2.8%
מדד מחירים רלוונטי*		0.3%		1.1%		1.6%
גמישות מחושבת		**2.4**		**1.2**		**1.0**

* שיעור שינוי במדד מחירים המשקלל את מדד המחירים לצרכן ומחירי התוצר

נספח 2 – מתודולוגיית האמידה של תחזית ההכנסות האחרות

תחזית ההכנסות האחרות לשנות הכספים 2017 ו-2018 מושפעת מיישום צעדי מדיניות מאושרים, מתחזיות המקרו, מההתפתחויות הכלכליות בשנים האחרונות, מהתחזית להתפתחויות אלו בשנות התחזית וכן מהתחזיות הדמוגרפיות, כפי שתוארו בפרקים הקודמים. ככלל, תרחיש הבסיס לתחזית מניח עלייה איטית בקצב הצמיחה העולמי המלווה בשיפור בסחר העולמי, ובהתאם – התאוששות בייצוא הישראלי; שיפור איטי בקצב הצמיחה; עלייה הדרגתית בקצב האינפלציה, עד כדי התקרבות לגבול התחתון של טווח היעד של בנק ישראל בתחילת 2017; והמשך שיפור בשוק העבודה המקומי, עד כדי המשך עליות בשכר, בקצב מעט איטי מהצמיחה וגידול איטי יותר במספר המועסקים.

הואיל ואופיין של ההכנסות בסעיפים השונים אינו דומה, הן במגמות והן במשתנים המשפיעים עליהן, תחזית ההכנסות נאמדת בנפרד לכל אחד מהסעיפים, ואלו נִסְכָּמים לכדי תחזית מצרפית.

התחזית **להכנסות בסעיף מלוות המוסד לביטוח לאומי** מתבצעת באמצעות שקלול תוצאות חיזוי של שבעה מודלים: במודל הראשון התחזית מבוססת על מודל אקונומטרי לוגריתמי, רבעוני, ראלי (2000–2015), המושפע מהערכת היקף פירעונות הקרן ותשלומי הריבית למוסד לביטוח לאומי (תחזית החשב הכללי), שכר ואינפלציה, שיעור ההפרשות לדמי הביטוח הלאומי ותחזיות הלשכה המרכזית לסטטיסטיקה לגבי שיעור הגידול של אוכלוסיית המבוגרים. יתר המודלים מבוססים על תחזיות הצמיחה של התוצר, השכר, מספר המועסקים, נפח העבודה, מגמות טווח קצר בהיקפי מלוות המוסד לביטוח לאומי. המודל השביעי הוא מודל סטטיסטי לתיקון הטעות הממוצעת של המודלים האחרים. שקלול התחזיות לכדי תחזית אחת נעשה באמצעות משקולות דינמיים (היוצרים אופטימיזציה של התחזית בדיעבד, ביחס לנתון האחרון בפועל).

התחזית **להכנסות בגין סיוע ביטחוני ומע״מ סיוע ביטחוני** מבוססת על חישוב הנגזר מאופי הסכמי הסיוע הביטחוני ארוכי הטווח עם ארה״ב ומושפעת מתחזית שער החליפין של הדולר ומשיעור המע״מ. תוקפם של הסכמי הסיוע החתומים כיום הוא עד סוף שנת 2017. התחזית מניחה כי היקף הסיוע לא ישתנה בשנת 2018. החל משנת 2017 יחול שינוי רישומי באופן שבו נרשמות ההכנסות בגין הסיוע הביטחוני בהכנסות המדינה (לגבי השינוי ראה הרחבה בפרק ו׳).

התחזית **להכנסות המדינה מריבית** מבוצעת על ידי החשב הכללי, מבוססת על לוחות סילוקין של הלוואות היסטוריות שהעניקה הממשלה, ומתייחסת ליתרת הקרן של ההלוואות הללו ביום עריכת התחזית (כלומר, לא נלקחות בחשבון הלוואות חדשות או פירעונות מוקדמים של הלוואות שניתנו).

התחזית להכנסות בסעיף ״יתר ההכנסות״ כוללת כאמור מספר רכיבים, העיקרים שבהם הם תמלוגים מאוצרות טבע וחברות ודיווידנדים מחברות ממשלתיות. התחזית מתחלקת לשלושה חלקים: תחזית לתמלוגים מהגז, המתבססת על תחזיות ועדת צמח לביקוש מקומי לגז ואומדנים מרשות הגז לגבי היקף הגז במאגרים שנמצאו; תחזית רשות החברות הממשלתיות להכנסות מדיבידנדים; ותחזית ליתר רכיבי ההכנסה בסעיף זה, המבוססת על מגמות טווח קצר.

צעדי מדיניות המשפיעים על הסעיפים השונים מתווספים לתחזית לאחר ביצוע האמידה ומפורטים להלן.

פרק ו: שינויי חקיקה מתוכננים והכנסות נוספות בשנים 2017 ו-2018

במסגרת הצעת התקציב לשנים 2017 ו-2018 שאישרה הממשלה נכללים צעדים המשפיעים על היקף גביית המסים הצפוי. כמו כן, הצעת התקציב כוללת שינויים רישומיים במבנה ההכנסות בחלק מסעיפי ההכנסות השונים. בעקבות כך הוחלט על העברה רישומית של כל ההכנסות בגין מענק הסיוע הביטחוני למסגרת הוצאה מותנית בהכנסה החל משנת 2017. עד שנת 2016, כולל, הועבר חלק קבוע מתוך סך הסיוע הביטחוני למסגרת הוצאה מותנית בהכנסה, כלומר ההכנסה בגין הסיוע הביטחוני שנרשמה בסעיף הכנסות אחרות הייתה הכנסה נטו, לאחר ההפרשה לסעיף הוצאה מותנית בהכנסה. האומדן להיקף השינויים הנובעים מיישום הצעדים הוכן על ידי גורמים שונים במשרד האוצר. להלן פירוט הצעדים ותרומתם להכנסות המדינה לשנים 2017 ו-2018 כפי שהוצגו לממשלה:

לוח 17: צעדים בתחום המסים

צעדי ההתאמה	אומדן היקף הכנסות במיליארדי ש"ח		הערות
	2017	2018	
התאמת התקרה להטבת מס על כספי הפיצויים	0.68	0.68	שינוי הבסיס
קיבוצים – השוואת המיסוי ליתר האוכלוסייה	0.3	0.3	שינוי הבסיס
הפחתת תקרת הפטור על הכנסות מהימורים	0.2	0.2	שינוי הבסיס
BEPS – קניין רוחני	-0.3	-0.3	שינוי הבסיס
אגרת ריבוי נכסים	0.9	0.9	שינוי הבסיס
מיסוי חברות ארנק	0.2	0.3	שינוי הבסיס
תכנית הורדת מסים	-1.9	-2.8	שינוי הבסיס
שינוי עיתוי ההפרשה לקרן מס רכוש	0.75	0.75	חד-פעמי
סך כל הצעדים בתחום המסים	**0.83**	**0.03**	
תחזית הגביה ממסים ומאגרות כולל הצעדים המתוכננים	**294.5**	**307.2**	

לוח 18: צעדים בתחום הכנסות אחרות

צעדי ההתאמה	אומדן היקף הכנסות במיליארדי ש"ח		הערות
	2017	2018	
העברת ההכנסות ממענקים בחו"ל להוצאה מותנית בהכנסה	-8.9	-8.9	שינוי הבסיס
תמלוגים וגביית דיבידנד	1.74	3.19	חד-פעמי
קצבאות נכים בביטוח הלאומי	-0.3	-0.3	שינוי הבסיס
המועצה להסדר הימורים בספורט – רווחים צבורים	0.25	0.25	חד-פעמי
השוואת גביית בטל"א מהקיבוצים לגביה משאר האוכלוסייה	0.2	0.2	שינוי הבסיס
שיפור מצבו הפיננסי של המוסד לביטוח לאומי	0.05	0.05	שינוי הבסיס
סך כל הצעדים בתחום ההכנסות האחרות	**-6.9**	**-5.5**	
תחזית ההכנסות האחרות כולל צעדים מתוכננים	**28.2**	**30.6**	

תחזית הטבות המס לשנות הכספים 2017 ו-2018

הטבות המס לשנת 2017 יסתכמו על פי התחזית בכ-61.9 מיליארד ש״ח, שהם כ-21 אחוזים מהכנסות המדינה ממסים או כ-4.9 אחוזי תוצר. מתוך סכום זה יסתכמו ההטבות במס הכנסה ובמסי נדל״ן בכ-51.3 מיליארד ש״ח, ההטבות במסים עקיפים בכ-9.8 מיליארד ש״ח וההטבות באגרות בכ-0.8 מיליארד ש״ח.

הטבות המס לשנת 2018 יסתכמו על פי התחזית בכ-64.0 מיליארד ש״ח, שהם כ-21 אחוזים מהכנסות המדינה ממסים או כ-4.8 אחוזי תוצר. מתוך סכום זה יסתכמו ההטבות במס הכנסה ובמסי נדל״ן ב-52.9 מיליארד ש״ח, ההטבות במסים עקיפים ב-10.3 מיליארד ש״ח וההטבות באגרות בכ-0.8 מיליארד ש״ח.

מחד גיסא זהו אומדן מוטה כלפי מטה, שכן לא עלה בידנו לכמת את עלותם של מספר סעיפי הטבות (לדוגמה: פחת מואץ, הפטור ממס הכנסה למלכ״רים או הפטור הניתן לעולים חדשים ולתושבים חוזרים על ההכנסות מחו״ל). יש לציין שסכום זה כולל הטבות במס הממשלתי בלבד ואינו כולל הטבות בדמי הביטוח הלאומי, במס בריאות ובארנונה של הרשויות המקומיות. הטבות אלו עשויות להיות משמעותיות. לדוגמה, בנוסף להטבה במס הכנסה על ההפקדה ועל התשואה, המפקידים בקרנות השתלמות ייהנו בשנת 2017 מהטבה בדמי הביטוח הלאומי ובמס בריאות של כ-2.2 מיליארד ש״ח, ואילו המפקידים בקופות גמל, בקרנות הפנסיה ובביטוחי חיים ייהנו מהטבה בדמי ביטוח לאומי ובמס בריאות של כ-5.3 מיליארד ש״ח. כמו כן, הרשויות המקומיות מעניקות הקלות בארנונה של 3.6 מיליארד ש״ח, כך שסך הטבות המס בכל הממשלה הרחבה יסתכם בשנת 2017, על פי התחזית, בכ-72.6 מיליארד ש״ח.

מאידך גיסא זהו אומדן מוטה כלפי מעלה, שכן הוא מניח שאין גמישות התנהגותית מצד משקי הבית, הפירמות והמלכ״רים. אולם, במציאות קיימת גמישות כזו, כך שבתרחיש שבו הטבות המס היו מתבטלות, התוספת להכנסות המדינה ממסים הייתה נמוכה מהאומדן המוצג כאן.

יש לציין שתחזית הטבות המס לשנים 2017 ו-2018 מניחה שהכנסת תאשר את הצעות הממשלה שיש להן זיקה להטבות המס, כדלהלן:

- עד לשנת 2016, הטבת המס לחיסכון פנסיוני חושבה על ידנו רק על רכיב התגמולים. על רכיב הפיצויים לא חושבה הטבת מס, כיוון שהיה בכוחו של המעסיק למשוך או לעקל כספים אלה לטובתו. החל משנת 2017, על פי החלטת הממשלה, רכיב הפיצויים יהיה שייך לעובד, בדומה לרכיב התגמולים. כתוצאה מכך חל שינוי בחישוב הטבת המס לחיסכון פנסיוני והיא תכלול, החל משנת 2017 כאמור, גם את ההטבה בגין רכיב הפיצויים. שינוי שיטת החישוב יגדיל את הטבות המס בכ-5.5 מיליארד ש״ח. יש לציין שעל פי אותה החלטת ממשלה, הפטור ממס על הפקדת המעביד לרכיב הפיצויים, שלא היה מוגבל בתקרה עד סוף שנת 2016, יוגבל החל משנת 2017 בתקרה שתעמוד על פי שלושה מהשכר הממוצע.
- חוק עידוד השקעות הון יתוקן כדי לעודד פעילות מבוססת קניין רוחני בארץ. יוטל מס חברות של 12 אחוזים, ובמקרים מסוימים של 6 אחוזים, על מפעל טכנולוגי ומס של 4 אחוזים על חלוקת דיבידנד, שמקורו במפעל טכנולוגי, לחברה בחו״ל. עלות השינוי הוא כ-0.3 מיליארד ש״ח. עוד החליטה הממשלה להגדיל את שיעור המס על הכנסות מהגרלות והימורים מ-30 אחוזים כיום ל-35 אחוזים ולהקטין את תקרת הפטור מ-50,000 ש״ח ל-5,000 ש״ח. השינוי יגדיל את הכנסות המדינה ממסים ב-0.2 מיליארד ש״ח.

תרשים 1 : 10 ההטבות עם העלות הגבוהה ביותר (במיליארדי ש״ח, בשנת 2017)*

הטבה	מיליארדי ש״ח
פנסיה (הפקדה וצבירה, בניכוי משיכה)	21.4
החוק לעידוד השקעות הון	6.8
קרנות השתלמות (הפקדה וצבירה)	4.8
פטור ממס שבח לדירת מגורים	4.5
הסדר הסולר	3.5
פירות וירקות	3.1
זיכוי להורים בגין ילדים	3.1
זיכוי לתושבים באזורי פיתוח	2.0
הכנסות מהימורים	1.7
קיצבאות ילדים	1.3

0.0 5.0 10.0 15.0 20.0 25.0

מיליארדי ש״ח

מקור : מנהל הכנסות המדינה.

*הערה לתרשים : הטבות במס הממשלתי בלבד. לא כולל הטבות בדמי הביטוח הלאומי ובמס בריאות.

החישוב שלעיל אינו מביא בחשבון ארבעה גורמים :

- **השפעות צולבות של ביטול הטבה מסוימת על עלות הטבות אחרות** – עלות כל הטבה נאמדה באופן בלתי תלוי מההטבות האחרות, דהיינו מתוך הנחה ששאר סעיפי החוק נשארים ללא שינוי. במס פרוגרסיבי, ביטול שתי הטבות בנפרד אינו דומה לביטולן יחד. לדוגמה, בהנחה שלאדם יש הכנסה ברוטו של 11,000 ש״ח ושני ניכויים של 1,000 ש״ח כל אחד, ובהנחה שמוטל מס של 10 אחוזים עד 10,000 ש״ח ושל 20 אחוזים מעל סכום זה – עלות כל הטבה בנפרד מסתכמת ב-200 ש״ח, בעוד ששתי ההטבות ביחד עולות 300 ש״ח. לפיכך יש לראות בו אינדיקציה בלבד.
- **שינויים אפשריים בהתנהגותם הכלכלית של משלמי המס, כתגובה לביטול ההטבות** – לא נלקח בחשבון, לדוגמה, קיטון אפשרי בצריכת פירות וירקות כתוצאה מהטלת מע״מ.
- **עלות אכיפת הגבייה** – לא נלקחה בחשבון השפעת ביטול הטבה כלשהי על עלות האכיפה.

■ **השפעת ביטול ההטבות על חלוקת נטל המס.**

למרות הסייגים, החישוב מדגים עד כמה מקיפות הטבות המס ומה גדול מרחב הפעולה שהיה מתאפשר מביטולן.

טיב אומדני הטבות המס והשוואה לשנים קודמות

אומדני הטבות המס סובלים מאי-וודאות גדולה, שכן בהיעדר בסיס נתונים מפורט ועדכני על ניצול הטבות המס, האומדנים מחושבים על פי נתונים חלקיים ובפיגור של מספר שנים אשר מקודמים לערכי שנת התחזית, בהנחה שאין שינויי התנהגות. הנחה זו סבירה בסביבה מקרו-כלכלית ומיסויית יציבה. אולם, בגלל מחזורי העסקים ובשל השינויים המשמעותיים שמערכת המס עברה החל משנת 2003 (הרפורמה במיסוי שוק ההון והשינויים במיסוי קופות הגמל ובחוק לעידוד השקעות הון), יש לשער שהנחה זו אינה מתקיימת במלואה.

נוסף על כך, מדי פעם מתרחב הכיסוי של תקציב הטבות המס. לדוגמה, לפני שנתיים נוסף לפרק הטבות המס הפטור ממע״מ לרכישות מחו״ל דרך האינטרנט. השנה הוספנו, כאמור, את עלות הפטור על הפקדת המעביד לפיצויי פיטורין.

כמו כן, לעתים רחוקות משתנה המתודולוגיה לאמידת העלות של הטבות מס מסוימות. לדוגמה, עד שנת 2012 הוחלט ש״התקן״ שלעומתו תחושב ההטבה בהכנסות מהון הוא שיעור המס השולי של מקבל ההכנסה. לחלופין, היה אפשר להתייחס למערכת המס הישראלית כאל מערכת דואלית המטילה שיעורי מס פרוגרסיביים על ההכנסות מעבודה ושיעורי מס מוגבלים על הכנסות מהון בלי לראות בהם הטבה. משנת 2013 ההטבות על הכנסות מהון (כולל שבח מנכסי נדל״ן) מחושבות לעומת שיעור המס של 25 אחוזים.

לסיכום, כל אלה הם ״רעשים״ המונעים השוואה פשטנית של אומדני הטבות המס בין השנים.

ההטבות כהוצאות תקציביות

הטבות המס, או בשמן האחר ״הוצאות המס״ (Tax Expenditures), מוגדרות כהפסד הכנסות, הנובע מפטורים או מהנחות במסים, הניתנים לקבוצות שונות של אזרחים או לסוגים שונים של פעילות כלכלית. להלן סיווג של הטבות המס :

סוג ההטבה	הגדרה	דוגמאות
פטור	ההכנסה או העסקה פטורה מכל מס	פטור ממע״מ על צריכת פירות וירקות טריים
ניכוי	הפחתה של הוצאה פרטית או של חיסכון מההכנסה החייבת	ניכוי של הפרשה לקופת גמל
זיכוי	הפחתה של המס	זיכוי בגין תרומה למוסד ציבורי
שיעור מס מופחת	מס מופחת על ההכנסה או על העסקה	מס חברות על מפעלים מאושרים
הקדמת ניכוי הוצאה או דחיית חיובה של הכנסה	ניכוי הוצאה לפני מועד חיוב ההכנסה או דחיית חיובה של הכנסה למרות שהופקה	פחת מואץ הגבוה משיעור הפחת הכלכלי או חיוב במס של אופציות לעובדים במועד המימוש ולא במועד ההקצאה

המושג "הוצאות מס" פוּתח בסוף שנות השישים במשרד האוצר האמריקני על ידי פרופ' Stanley Surrey, ומשנת 1974 חִייב הקונגרס לכלול דיווח על הטבות המס בתקציב הממשל הפדרלי. כיום, רוב מדינות ה-OECD מפרסמות תקציב הוצאות מס. בישראל, החל משנת 1986 מצורף דיווח דומה לתקציב המדינה (על פי סעיף 2(ב)(2) לחוק יסודות התקציב - 1985).

פירוט הדיווח על אודות הטבות מס שונה ממדינה למדינה, אולם השאיפה בקרב החוקרים היא שדו"ח כזה יכלול, ככל שהמידע קיים, את הפרטים האלו:

- רשימה של הטבות מס
- עלות של כל הטבה
- הנהנים מההטבה (לפי עשירוני הכנסות או כל משתנה רלוונטי אחר – מין, מעמד בעבודה, אזור גאוגרפי וכדומה)
- מטרת ההטבה והאם היא משיגה את יעדה ("מועילות")
- האם השגת היעד היא בעלות אופטימלית ("יעילות")
- האם שלטונות המס דואגים שלא ייעשה שימוש לרעה בהטבה (ביקורת זכאות).

ההקלות במס נועדו להשיג יעדים כלכליים או חברתיים. לעתים ההקלה נועדה לעקוף קושי מנהלי, לדוגמה דחיית מיסוי רווחי הון למועד המימוש בגלל הקושי לאמוד רווחים אלה בעת הצבירה. הקלה במס אפשר לתת בין אם בדרך של צמצום בסיס המס ובין אם בהפחתת שיעורו. אף בדחיית תשלום המס גלומה הטבה השווה לקבלת הלוואה ללא ריבית.

הגדרה זו מניחה שהחוק קובע לגבי כל מס את המאפיינים שלהלן ("התקן"):

- **בסיס המס** – בסיס מס הכנסה, לדוגמה, הוא ההכנסה החייבת, ולכן ההכרה בהוצאות עסקיות הכרוכות בייצור ההכנסה אינה הטבת מס. כמו כן, הגדלת שיעורי הפחת עקב שינוי טכנולוגי לא תיחשב כהטבה, אך הגדלה לשם עידוד השקעות תיכלל ברשימת ההטבות. דוגמה נוספת היא הזיכוי לתושב (דהיינו 2.25 נקודות זיכוי הניתנות לכל נישום והקובעות את סף המס), בהנחה שהוא שווה ערך לשיעור מס תחילי של 0. לעומת זאת, זיכוי לנשים או לעולים חדשים ייחשב להטבת מס.
- **שיעור המס** – שיעור המס התקני, שלעומתו מחושבת ההטבה, משתנה מהטבה להטבה, כדלהלן:
  - הטבות לחברות בחוק עידוד השקעות הון חושבו לעומת שיעור מס חברות – 24 אחוזים בשנת 2017 ו-23 אחוזים בשנת 2018.
  - הטבות במס הכנסה ליחידים, פרט להכנסה משוק ההון, לזכיות בהגרלות והימורים ולהכנסה משכר דירה (ראה הסעיפים הבאים) חושבו לעומת שיעורי המס על הכנסות מעבודה.
  - הטבות להכנסה משוק ההון: עד שנת 2012 הטבת המס חושבה לעומת שיעור המס השולי של מקבל ההכנסה. משנת 2013 אנו רואים את מערכת המס הישראלית כמערכת דואלית המטילה שיעורי מס פרוגרסיביים על ההכנסות מעבודה ושיעורי מס מוגבלים על הכנסות מהון בלי לראות בהם הטבה. לכן, מהתקציב לשנים 2013–2014, ההטבה בגין הפטור על התשואה בקרנות השתלמות או בקופות פנסיה או הניכוי מההכנסה מריבית לקשישים ולבעלי הכנסות נמוכות מחושבים לעומת שיעור מס "תקני" של 25 אחוזים. יש לציין שאין בעולם גישה אחידה לגבי שיעור המס התקני, דבר המגביל כאמור כל השוואה בין-לאומית.

- הטבה להכנסה משכר דירה חושבה לעומת שיעור מס של 10 אחוזים על ההכנסה ברוטו.
- הטבה להכנסה מהגרלות והימורים חושבה לעומת שיעור המס הרגיל על הכנסות אלה – 35 אחוזים על ההכנסה ברוטו, החל משנת 2017, על פי החלטת הממשלה. בשנים 2016–2014 השיעור עמד על 30 אחוזים.
- הטבות להכנסות משבח מקרקעין חושבו לעומת שיעור מס שבח תקני של 25 אחוזים.
- הטבות במס קנייה חושבו לעומת שיעור מס תקני על אותו מוצר – לדוגמה ההטבה הגלומה בהסדר הסולר חושבה לעומת בלו של כ-3 ש"ח לליטר סולר.
- הטבות במע"מ חושבו לעומת שיעור מע"מ של 17 אחוזים.

- **מי חייב במס.**
- **הגדרת הגבולות הגאוגרפיים** – לדוגמה, בשיטת מס טריטוריאלית, הפטור על הכנסות מחו"ל אינו נחשב כהטבה.
- **מנהל המס** – הכוונה היא להוראות שונות בחוק, כגון קביעת מועד הגשת דוחות או גובה הקנסות במקרה של איחור בתשלום המס.

לאחר קביעת התקן, כל סטייה ממנו תֵיחשב כהטבת מס, אולם ההגדרה בעייתית, שכן לא תמיד ברור מהו התקן שלעומתו יש לחשב את ההטבה. לדוגמה: על ייצוא סחורות חל מע"מ בשיעור 0. אם בסיס המס הוא הערך המוסף, אזי יש לראות בזה הטבה, אך אם המע"מ הוא מס על הצריכה המקומית, אין לכלול את שיעור 0 על ייצוא סחורות ברשימת הטבות המס. לפיכך, יש להתייחס להיקף הטבות המס המדווח כאן בכפוף לקביעת התקן בכל מס ומס. אין זה מן הנמנע שחוקר אחר היה מגיע להיקף שונה ולהרכב שונה. חשוב להדגיש שלהחלטה הטכנית לכלול סעיף ברשימת ההטבות אין השלכה על ההחלטה הערכית האם ההטבה רצויה.

לא רק הגדרת ההטבות נתונה לוויכוח, גם כימותָן בעייתי. השיטה שנבחרה כאן לבניית אומדן הטבות המס מניחה שההטבה הנדונה היא היחידה הקיימת, ללא חישוב ההשלכות ההדדיות שבין הטבות המס למיניהן ומבלי להביא בחשבון את השינוי האפשרי בהתנהגות הכלכלית במקרה של ביטול ההטבה. שינוי בסעיף מסוים אינו חייב, אפוא, לגרום לשינוי באותו ערך בהכנסות המדינה. נקודה זו מקבלת משנה תוקף בצירוף של כמה סעיפים. לחלופין, היה אפשר לבחור בשיטה של הפסד הגבייה (לאחר שנלקחו בחשבון שינויי התנהגות) או בשיטה של ההוצאה האקוויוולנטית (ההוצאה התקציבית שהייתה מביאה לאותו שינוי בהכנסה הפנויה של הנהנה).

רוב סעיפי האומדן הם על בסיס מימוש בשנים 2017 ו-2018, למעט הסעיף המתייחס להטבות בשוק ההון – כפי שיפורט להלן. **רמת הפירוט של הנתונים** תלויה במידע שהצטבר במנהל הכנסות המדינה. סעיפים מסוימים מפורטים, בעוד שבסעיפים אחרים האומדנים כלליים. עקב קשיים בחיזוי מידת המיצוי של הטבות המס, האומדנים מבוססים על נתונים לא מעודכנים, לעתים עד כדי פיגור של חמש שנים, המקודמים לערכים (בדרך כלל תוצר או משתנה רלוונטי אחר) של שנת 2017 או שנת 2018.

היתרונות והחסרונות של הטבות מס ככלי מדיניות

כאשר מתגלה כשל שוק המצדיק התערבות ממשלתית שתטיב עם אוכלוסייה מסוימת או עם פעילות כלשהי, נשאלת השאלה באיזו דרך יש לבחור כדי להעניק את ההטבה – הטבת מס או הוצאה ישירה?

לעתים מוזכר שלהטבות מס יתרון על פני הוצאות תקציביות, בכך שביכולתו של מנגנון המס לחלק את ההטבות לאוכלוסייה רחבה ובעלות נמוכה. אולם נראה שטיעון זה אינו עומד תמיד במבחן המציאות. מחד גיסא מנגנון של חלוקת תשלומי ההעברה עשוי להיות לא פחות יעיל (למשל חלוקת קצבאות ילדים על ידי המוסד לביטוח לאומי), ומאידך גיסא חלוקה דרך מנגנון המס עלולה לצרוך משאבים יקרים לבקרת הזכאות לאותה הטבה, מה עוד שמיומנות שלטונות המס היא בגביית מסים ולא בהכוונת פעילות כלכלית או בפיזור אוכלוסייה לפריפריה.

בצד החסרונות נשמעת לעתים הטענה שהנהנים העיקריים מהטבות המס הן השכבות המבוססות. לדוגמה, הקלה במס הכנסה מפלה לרעה את בעלי ההכנסות הנמוכות הנמצאים מתחת לסף המס.

חיסרון נוסף של הטבות מס הוא הנטל שהן מטילות על שלטונות המס, הנאלצים להקדיש חלק מתקציבם למניעת השימוש לרעה בהקלות מס, ועל מקבלי ההטבות, הנדרשים להוכיח את זכאותם. ככל שאי-הוודאות המשפטית גדלה, העלות למשק עולה.

עוד חיסרון הוא שימוש בהטבת מס כדי לעקוף את מגבלת ההוצאה הקבועה בחוק הפחתת הגירעון והגבלת ההוצאה התקציבית.

אולם, החיסרון הגדול של הטבות המס נובע מהיעדר דיון ציבורי על אודות התועלת שבהן ומכך שמרביתן אינן זוכות לאישור תקופתי, להבדיל מתקציב ההוצאות של הממשלה, המאושר בחוק הכנסת מדי שנה. לרבים נדמה שניתן להשיג באמצעותן "יש מאַין" – כיוון שעלותן אינה ידועה לכול.

סעיף ההקלות לכריות אוויר ולמערכת ABS הוא דוגמה טובה לחיסרון של הטבות מס. מאז שהטבה זו ניתנה, לא היה דיון תקופתי על מועילותה או יעילותה, למרות שינוי בתנאי השוק. בעבר, בעת חדירת אביזרים אלה לשוק, היה אולי היגיון בהטבה שנועדה לעודד את רכישתם משיקולי בטיחות. עם השנים הם הפכו למעין תקן, ומרבית כלי הרכב באו מצוידים עם כריות אוויר ו/או מערכת ABS, כך שהיה עדיף לבטל את ההטבה, תוך הקטנת שיעור מס הקנייה על כלי רכב. ואמנם, בשנת 2005 התקבלה החלטה שתצמצם בהדרגה הטבה זו ותקטין את שיעור מס הקנייה על רכב (ראה פירוט בפרק על מיסוי כלי רכב בדו"ח מנהל הכנסות המדינה לשנת 2005).

הפחתת מסים לכלל עדיפה על הטבות ייחודיות

הטבת מס מיטיבה אמנם עם מקבליה, אך היא מעבירה את נטל תשלום המס אל שאר האוכלוסייה ובכך מְרַעָה את מצבה. הטבות מס משנות את חלוקת הנטל, אך תוך כדי כך מסבכות את חוקי המס, מעודדות התחמקות והימנעות מתשלום מס אמת, פוגעות ברווחת כלל הציבור והמשק ומסתירות את ההיקף האמִתי של מעורבות הממשלה במשק.

השינויים ברשימת הטבות המס בשנים האחרונות

משנת 1990 עד שנת 2002 נעשו בישראל ניסיונות רבים לצמצם את היקף הטבות המס, אך הם עלו יפה רק בחלקם. רוב הניסיונות לצמצם את הטבות המס המשמעותיות נכשלו, כך בשוק ההון, בקצבאות זקנה וילדים, במע"מ על פירות וירקות ועל שירותי תיירות ובהכנסות מהימורים ומהגרלות. בתחומים אחרים אף חלה נסיגה במשך השנים והורחבו הטבות המס.

על רקע זה יש לראות בשנת 2002 נקודת ציון חשובה. בשנה זו התקבל חוק לתיקון מקיף לפקודת מס הכנסה ("הרפורמה") אשר כלל הפחתה הדרגתית בשיעורי המס על עבודה יחד עם צמצום של הטבות המס הניתנות להכנסות מהון ומֵעבר

משיטת מס טריטוריאלית לשיטת מס פרסונלית. בנוסף לרפורמה הוטל בשנת 2002 מס חלקי על שווי ההטבה הגלומה בשימוש פרטי בטלפונים סלולריים, ובשנת 2003 צומצם הזיכוי ממס לתושבי אזורי פיתוח, בוטל הזיכוי לנכים זמניים ובגין הורים נטולי יכולת, הוטל מס על זכיות בהימורים, בהגרלות ובפרסים וצומצמו ההטבות במיסוי העקיף לעולים ולתושבים חוזרים. בשנת 2005 החל מהלך הדרגתי לצמצום הפטור על אביזרים לרכב (ABS וכריות אוויר) ולצמצום ההטבה במס שבח על נכסים היסטוריים, ובשנת 2008 – לצמצום ההטבה לבעלי רכב צמוד.

הצעת התקציב לשנים 2013–2014 כללה, ביטול או צמצום הטבות מס בהיקף כולל נטו של כ-1.6 מיליארד ש״ח בשנת 2014 (וסכום כפול מזה, בהבשלה מלאה), אך הכנסת אישרה צמצום הטבות בהיקף צנוע של כ-0.4 מיליארד ש״ח בשנת 2014 (סכום שיעלה ל-1.4 מיליארד ש״ח בהבשלה מלאה).

בשנת 2016 תקרת הפטור להפקדות מעביד לפנסיה הוקטנה מפי ארבעה לפעמיים וחצי השכר הממוצע.

הצעת התקציב לשנים 2017 ו-2018 תועבר לכנסת והיא כוללת, כאמור, הצעה להגביל את הפטור להפקדות מעביד לפיצויים בתקרה של פי שלושה מהשכר הממוצע ולהקטין את תקרת הפטור על הכנסות מהימורים והגרלות מ-50,000 ש״ח ל-5,000 ש״ח. עם זאת, הממשלה החליטה להרחיב את ההטבות הניתנות על פי חוק עידוד השקעות הון בהיקף של כ-300 מיליון ש״ח בשנה.

הניסיון הבין-לאומי והישראלי מלמד שקשה לבצע ביטול הטבות ולהתמיד בו, זאת כיוון שקבוצות לחץ העלולות להפסיד ממהלך זה חזקות דיין כדי לצמצם את ההפסד ואף להחזיר לעצמן את ההטבה שאבדה. לעומת זאת, לכלל הציבור הנפגע מההטבות המסוימות אין בדרך כלל שדולה או אמצעי לחץ.

בהקשר זה יש להזכיר שבמהלך שנת 2005 הורחבה רשימת היישובים הזכאים להטבות גאוגרפיות; ניתן פחת מואץ של 100 אחוזים להשקעות בענפי התעשייה, החקלאות והתיירות בתקופה שבין יולי 2005 עד דצמבר 2006; החל משנת 2006 נקבע הסדר מיסוי מיוחד ביחס לחברות החזקה ישראליות שישקיעו בחברות זרות (״פטור השתתפות״), לפיו משקיעי חוץ יהיו פטורים ממס על רווחי הון גם מחוץ לבורסה; ניתנת נקודת זיכוי אחת במשך שלוש שנים למקבלי תואר B.A או תעודת הוראה ושנתיים נוספות למקבלי תואר M.A; בשנת 2007 הוכפלה תקרת הזיכוי לתרומות מ-2 מיליון ש״ח ל-4 מיליון ש״ח והוארכה תקופת הזכאות לזיכוי לחיילים משוחררים מ-24 חודשים ל-36 חודשים; בשנת 2008 שוב הועלו שיעורי הפחת על השקעות בענפי התעשייה, החקלאות והתיירות בתקופה שבין יוני 2008 עד מאי 2009, ובשנים 2009 ו-2012 שוב הועלתה תקרת הזיכוי לתרומות ל-7.5 מיליון ש״ח ול-9.0 מיליון ש״ח בהתאמה. בשנת 2012 נקבע שאימהות עובדות ייהנו מנקודת זיכוי נוספת בגין כל אחד מילדיהן עד גיל 5 וניתן לראשונה זיכוי לאבות לפעוטות. כמו כן, הוחלט להגדיל את החלק הפטור בפנסיה מ-35 אחוזים בשנת 2011, ל-42 אחוזים בשנת 2012 ועד 67 אחוזים החל משנת 2025. בשנת 2016 הורחבה רשימת יישובי הפריפריה שתושביהם זכאים לזיכוי ממס הכנסה ובשנת 2017, כאמור, תגדל ההטבה לחברות טכנולוגיות, על פי חוק עידוד השקעות הון.

השוואה בין-לאומית

ההשוואה הבין-לאומית מוגבלת, כיוון שמתודולוגיית חישוב ההטבות שונה ממדינה למדינה. במסגרת מגבלה זו עולה מתרשים 2 שהיקף הטבות המס בישראל, כ-4.8 אחוזי תוצר בשנת 2018, אינו חריג בהשוואה למדינות אחרות בעולם.

בקצה התחתון נמצאות גרמניה והולנד עם היקף הטבות מס של כאחוז עד 2 אחוזי תמ״ג ובקצה העליון נמצאת בריטניה עם היקף הטבות מס של כ-12.6 אחוזי תמ״ג.

תרשים 2: היקף הטבות המס במדינות נבחרות (באחוזי תמ״ג)

בריטניה (2007) 12.6%
סין (2003) 10.0%
אוסטרליה (2015) 8.4%
שוודיה (2009) 8.0%
פינלנד (2009) 7.0%
ארה״ב (2015) 6.8%
קנדה (2004) 6.6%
אירלנד (2006) 6.5%
נורבגיה (2009) 5.4%
תורכיה (2003) 5.0%
ישראל (2018) 4.8%
ספרד (2008) 4.6%
קוריאה (2006) 2.5%
דנמרק (2009) 2.2%
הולנד (2006) 2.0%
גרמניה (2006) 0.7%
0% 2% 4% 6% 8% 10% 12% 14%

מקור: הערכות של המדינות, ה-OECD, הבנק העולמי ומנהל הכנסות המדינה

התפלגות ההטבות על פי מגדר ורמת הכנסה

בשנת 2014, המליצה ״הוועדה לבחינת מגדרית של תקציב המדינה״ על חובת ניתוח מגדרי של הוצאות והכנסות המדינה, כולל הטבות המס. בהחלטה 2084 מאוקטובר 2014, אימצה הממשלה את המלצות הוועדה.

הניתוח המגדרי, על פי טבעו, אפשרי לגבי הטבות הניתנות ליחידים. לא ניתן לחלק על פי מגדר, הטבות מס לחברות, למלכ״רים או לארגונים. כמו כן, הטבות במסים עקיפים, כגון הפטור ממע״מ על פירות וירקות, ניתנות ליחידת צריכה שהיא משק הבית, בלי הבחנה בין בני משק הבית. גם חלק מההטבות הניתנות ליחידים לא ניתן לחלק על פי מפתח מגדרי, מפאת מגבלות הנתונים. לכן אנו מביאים כאן ניתוח מגדרי של שבע הטבות מס – חצי נקודת זיכוי לנשים (אשר בהגדרה נהנות ממנו רק נשים), זיכוי להורים בגין ילדים, הפטורים לקרנות השתלמות, לנכים, לקבצאות ילדים ולקבצאות זקנה והזיכוי למתגוררים באזורי פיתוח, כל זאת בתקווה שבעתיד הניתוח יורחב להטבות נוספות. כדי להעשיר את הניתוח המגדרי, הוא מוצג בלוח 1 בשילוב עם רמת ההכנסה, דהיינו כל הטבה מוצגת על פי מגדר ועשירוני הכנסה.

מהלוח עולה שחלקן של הנשים בהטבות, פרט לפטור על קצבאות ילדים, נע בין 9 אחוזים (לגבי הפטור לנכים) ל-61 אחוזים (לגבי הזיכוי להורים בגין ילדים). חלקן הנמוך מאוד של הנשים בפטור על קצבאות ילדים נובע מההנחה שלולא הפטור, הקצבה הייתה מתחייבת במס בידי ההורה עם ההכנסה הגבוהה יותר. כמובן, הנשים הן הנהנות הבלעדיות של תוספת חצי נקודת הזיכוי.

עוד עולה מהלוח שחלקן של הנשים בעשירון העליון נמוך יותר מחלקן בסך ההטבות – 26 אחוזים מההטבה בקרנות השתלמות, 14 אחוזים בהטבה לאזורי פיתוח, ו-9 אחוזים בפטור לנכים. הדבר משקף את הכנסתן הנמוכה יותר של נשים לעומת גברים. לדוגמה, הנשים מהוות מחצית מבעלי קרן השתלמות, אך ייצוגן גבוה יותר בעשירונים הנמוכים, שבהם הטבת המס היא נמוכה (או שאין כלל הטבת מס לגבי אלו מתחת לסף המס), ואילו משקלן בעשירונים 9 ו-10 יורד ל-30 אחוזים.

חשוב לציין שאין בנתונים אלה הוכחה להפליה לרעה של אוכלוסיית הנשים בקבלת ההטבה. לגבי חצי נקודת הזיכוי, ישנה אפילו הפליה לטובת הנשים, בעוד שלגבי ההטבות האחרות, החוק אינו מבדיל בין נשים לגברים. נראה שמשקלן הנמוך של נשים בקבלת הטבות המס הוא תוצאה משולבת של שיעור השתתפות נמוך יותר בשוק העבודה (כולל מיעוט שעות העבודה) ושל שכר נמוך יותר, לעומת השתתפות גבוהה יותר ושכר גבוה יותר של גברים.

התפלגות עלות הטבות מס נבחרות בשנת 2017, על פי מגדר ועשירוני הכנסה

(במיליוני ש"ח) **

עשירון	חצי נקודת זיכוי לנשים	זיכוי להורים בגין ילדים			קרנות השתלמות, בעת ההפקדה			פטור לנכים		
	נשים	סה"כ	גברים	נשים	סה"כ	גברים	נשים	סה"כ	גברים	נשים
1	-	-	-	-	-	-	-	70	70	10
2	-	-	-	-	-	-	-	20	20	-
3	-	-	-	-	-	-	-	20	20	-
4	10	-	-	-	-	-	-	20	20	-
5	70	50	40	10	10	-	-	10	10	-
6	110	220	110	110	40	10	30	10	10	-
7	130	530	180	350	140	60	80	40	30	10
8	180	830	240	590	440	180	250	60	50	10
9	190	830	290	540	1,170	620	560	90	80	10
10	110	650	330	320	1,700	1,270	440	320	290	30
סה"כ	810	3,110	1,200	1,910	3,510	2,150	1,360	650	590	60

עשירון	פטור לקצבאות ילדים			פטור לקצבאות זקנה			אזורי פיתוח		
	סה"כ	גברים	נשים	סה"כ	גברים	נשים	סה"כ	גברים	נשים
1	-	-	-	-	-	-	-	-	-
2	-	-	-	-	-	-	-	-	-
3	-	-	-	30	30	-	-	-	-
4	10	10	-	80	50	30	-	-	-
5	30	30	-	60	50	20	30	20	-
6	50	50	-	70	50	20	90	70	20
7	110	110	-	80	60	20	200	160	40
8	200	180	10	90	70	20	460	350	110
9	340	320	20	90	70	20	740	540	200
10	510	500	20	140	120	20	500	430	70
סה"כ	1,270	1,220	50	650	510	140	2,020	1,580	440

המקור: מנהל הכנסות המדינה

הערות ללוח:

* עשירונים, על פי ההכנסה החייבת במס בכלל האוכלוסייה.

** מעוגל ל-10 מיליון ש"ח, כך שייתכן שהסה"כ שונה מסכום הרכיבים.

תחזית ההטבות במסים ישירים

בשנות הכספים 2017 ו-2018 יסתכמו ההטבות במס הכנסה ובמסי נדל״ן ב-51.3 מיליארד ש״ח וב-52.9 מיליארד ש״ח בהתאמה, לפי הפירוט שלהלן:

	2017		2018	
	במיליארדי ש״ח	באחוזים מסה״כ	במיליארדי ש״ח	באחוזים מסה״כ
השקעות הון ותעשייה	6.9	14	6.6	13
חיסכון ושוק ההון	26.4	51	27.7	52
רווחה ופיזור אוכלוסייה	5.9	11	6.1	11
תחום המשפחה	4.1	8	4.2	8
טובות הנאה (Fringe Benefits)	0.4	1	0.4	1
מסי נדל״ן	4.5	9	4.5	9
הטבות שונות	3.2	6	3.4	6
סך הכול מסים ישירים	**51.3**	**100**	**52.9**	**100**

הטבות להשקעות הון ותעשייה

החוק לעידוד השקעות הון – אומדן הטבת המס מתבסס על ההפרש בין שיעור המס החל על ההכנסה המוטבת לשיעור מס חברות סטנדרטי (24 ו-23 אחוזים בשנים 2017 ו-2018, בהתאמה).

עד שנת 2011, ״המסלול החלופי״ אפשר לחברה שהייתה בעלת מפעל מאושר לוותר על מענקים וליהנות משיעור מס אפס למשך שנתיים, שש או עשר שנים, בהתאם לאזור הפיתוח שבו ממוקם המפעל. הטבה זו נועדה להעניק דחיית מס, כשבעת חלוקת הרווח ייגבה מס בשיעור של 10–25 אחוזים (בתוספת מס על דיבידנד). למעשה, מעט חברות חילקו דיבידנד, וכך נוצרה התופעה של ה״רווחים הכלואים״ – מעל ל-100 מיליארד ש״ח שהמס עליהם נדחה משנה לשנה. החל מנובמבר 2012 ולמשך 12 חודשים ניתנה לחברות אפשרות ״להפשיר״ רווחים אלה בשיעור מס מופחת. מבצע זה הניב הכנסות חד-פעמיות של כ-4.4 מיליארד ש״ח.

בשנת 2011 התקבל תיקון 68 לחוק עידוד השקעות הון, שלפיו הכנסה מועדפת ממפעל הנמצא באזור פיתוח א׳ תחויב במס בשיעור של 10 אחוזים בשנים 2011–2012, ואילו הכנסה כאמור של מפעל הנמצא באזור אחר תחויב בשנים אלה במס בשיעור של 15 אחוזים. שיעורי מס אלו ירדו בשנת 2013 ל-7 אחוזים ול-12.5 אחוזים, בהתאמה למיקומו הגאוגרפי של המפעל, והיו אמורים לרדת שוב בשנת 2015 ל-6 אחוזים ול-12 אחוזים, בהתאמה למיקומו, אלא שבמסגרת התקציב לשנים 2013–2014 בוטל מתווה ההפחתה ונקבע שהחל משנת 2014 השיעורים יעמדו על 9 אחוזים ועל 16 אחוזים, בהתאמה למיקומו. תיקון 68 הוסיף הגדרה של ״חברה מועדפת מיוחדת״ שתהיה זכאית (בהתקיים מספר תנאים של פעילות והשקעה גדולים במיוחד) לשיעור מס מופחת בגובה של 5 אחוזים אם היא פועלת באזור פיתוח א׳ ושל 8 אחוזים אם היא פועלת באזור אחר. שיעורים אלה תקפים משנת 2011. מפעלים מאושרים הנמצאים באמצע תקופת ההטבות, לפי הדין וטרם תיקון 68, זכאים להטבות אלו עד תום התקופה, זאת לפי בחירתם, במקום ההטבות המגיעות להם לפי החוק המתוקן. בשנת 2017 חוק עידוד השקעות הון יתוקן כדי לעודד פעילות מבוססת קניין רוחני בארץ. יוטל מס

חברות של 12 אחוזים, ובמקרים מסויימים של 6 אחוזים, על מפעל טכנולוגי ומס של 4 אחוזים על חלוקת דיבידנד שמקורו במפעל טכנולוגי, לחברה בחו"ל. עלות השינוי כ-0.3 מיליארד ש"ח.

בשנת 2003 נהנו החברות מהטבה בפועל של כ-2.3 מיליארד ש"ח. בשנת 2011 גדלה ההטבה ל-6.9 מיליארד ש"ח. הורדת שיעור מס חברות מ-36 אחוזים ב-2003 ל-24 אחוזים ב-2011 הקטינה את ההטבה הגלומה בשיעורי מס נמוכים או בפטור. הפעילות המוטבת לעומת זאת גדלה מאוד, וייתכן שהסיבה לכך היא, בין היתר, תיקון 60 לחוק, אשר אִפשר משנת 2005 "מסלול ירוק" להטבות מס למפעל מוטב.

ההטבה ב-2017 נאמדת בכ-6.9 מיליארד ש"ח. יש לציין שהחישוב אינו לוקח בחשבון את השפעת ההטבה על ההתנהלות הכלכלית של החברות, כך שיש לצפות שביטול ההטבה יניב תוספת הכנסה נמוכה בהרבה מאומדן ההטבה.

הטבת מס לפי חוק עידוד השקעות הון היא ריכוזית ומושפעת מתנודתיות בהיקף הפעילות המוטבת של חברות בודדות. מסיבה זו, תחזית עלות ההטבה לשנות הכספים 2017 ו-2018 סובלת מאי-וודאות רבה.

חוק האנג'לים – התרת עלות השקעה של עד 5 מיליון ש"ח במניות של חברה עתירת מו"פ, בשלב ה-Seed, כהוצאה בידי משקיע יחיד על פני שלוש שנים.

כדי לעודד השקעות בחברות ישראליות עתירות מו"פ, המצויות בשלב הראשוני של פעילות המו"פ (שלב ה-Seed), יותר ליחיד להפחית את עלות ההשקעה במניות של חברה כאמור כהוצאה, כנגד הכנסה מכל מקור, בפריסה על פני שלוש שנים (בהתאם לשיקול דעתו ולאו דווקא בשלושה חלקים שווים), החל משנת המס שבה סכום ההשקעה שולם לחברה, וזאת עד לסכום השקעה מרבי שלו ושל קרובו של 5 מיליון ש"ח.

מחקר ופיתוח, חיפושי נפט והפקת סרטים – הוצאות למטרות אלה מותרות בניכוי שוטף, אף שלמעשה הן אינן הוצאות שוטפות. אין אומדן להטבה זו.

זיכוי לעובדי משמרות – עובד במשמרת שנייה או שלישית בתעשייה זכאי לזיכוי מס בשיעור של 15 אחוזים מהכנסתו, שנבעה מעבודה במשמרות, עד למקסימום של 930 ש"ח לחודש (נכון לשנת 2016). החל מיולי 1990 לא ניתן זיכוי להכנסה ממשמרות, שהיקפה, בצירוף להכנסה הרגילה, עולה על 10,600 ש"ח לחודש (נכון לשנת 2016).

החוק לעידוד התעשייה (מסים) – החוק מאפשר לחברות תעשייתיות לנכות פחת בגין נכסי קניין רוחני והוצאות הנפקה ולהגיש דוחות מאוחדים לצורכי מס. אין אומדן כמותי להטבות אלה.

פחת מואץ – אין בנמצא אומדן כולל של עלות ההטבה הנובעת משיעורי פחת העולים על שיעורי הפחת הכלכלי. אומדן ההטבה חושב בעבר רק בגין העלאת שיעורי הפחת ל-50 אחוזים על השקעות במכונות ובציוד שבוצעו בין 1 ביוני 2008 ל-31 במאי 2009. להטבה זו אין עלות בשנת 2017.

פטור השתתפות – בשנת 2005 נקבע הסדר מיוחד ביחס לחברות החזקה ישראליות שישקיעו בחברות זרות. מטרת ההסדר לאפשר הקמה בישראל של מרכזי ניהול בין-לאומיים של תושבי חוץ. חברה שתעמוד במספר תנאים תיהנה מפטור ממס על דיבידנד שהיא תקבל מהחברה המוחזקת הזרה ומפטור ממס רווחי הון במכירת מניות של אותה חברה. אין אומדן להטבה זו.


משרדי המטה

רשות האוכלוסין, ההגירה ומעברי הגבול

הצעת תקציב רשות האוכלוסין, ההגירה ומעברי הגבול ברוטו לשנות הכספים 2017 ו-2018 (סעיף 68) מסתכמת בכ-737 מיליון ש״ח ובכ-765 מיליון ש״ח, בהתאמה. מהם כ-690 מיליון ש״ח בשנת 2017, כ-716 מיליון ש״ח בשנת 2018, בהוצאה נטו, והיתר בהוצאה מותנית בהכנסה. סך תקני כוח האדם של רשות האוכלוסין לשנות הכספים 2017 ו-2018 מסתכם בכ-1,145.5 תקני שיא כוח אדם ו-8,408 חודשי עבודה בלתי צמיתה בשנת הכספים 2017 ו-1,115.5 תקני שיא כוח אדם ו-8,193 חודשי עבודה בלתי צמיתה בשנת הכספים 2018.

דגשים לשנות הכספים 2017 ו-2018

- **הטיפול במסתננים ובנתינים זרים**

בשנות הכספים 2017 ו-2018 רשות האוכלוסין וההגירה תמשיך ביישומה של התכנית, אשר ייתכן כי תורחב, להנפקת מסמכים ״חכמים״ במסגרת פרויקט שדרוג מסמכי הנסיעה ותעודות הזהות. שדרוג זה יכלול הכנסת אלמנטים ביומטריים למסמכי הנסיעה ולתעודות הזהות, כך שתופעות מרמה וזיוף המסמכים תצטמצמנה משמעותית. בנוסף, המעבר לתעודת זהות חכמה צפוי לאפשר בעתיד הזדהות וחתימה דיגיטלית, ובכך לאפשר שימושים נרחבים לאזרח, כגון: הזדהות מרחוק באמצעות מערכות מחשוב וקבלת מידע אישי; חתימה אלקטרונית שדינה כדין חתימה בכתב במקום שבו נדרשת חתימה על פי חוק; והפחתת הביורוקרטיה הממשלתית לאזרח.

במסגרת הצעת התקציב הושם דגש מיוחד על שיפור היכולות הטכנולוגיות והתפעוליות של הרשות לשם שיפור השירות בלשכות ולקיצור התורים וכן לצורך היערכות ליישום של מעבר אפשרי להנפקה ביומטרית בלבד.

- **תעודות זהות ומסמכי נסיעה ביומטריים**

במסגרת ההתמודדות של ממשלת ישראל עם תופעת שהייתם של זרים רבים שלא כחוק בישראל בכלל, ועם תופעת ההסתננות לישראל בפרט, הושם דגש בהצעת התקציב על הצורך בקיומה של אכיפה יעילה על מעסיקי עובדים זרים שלא כחוק, לשם צמצום התמריץ הכלכלי שבשהייתם הלא חוקית של זרים בישראל והן על השוהים עצמם לשם עידוד יציאתם מרצון. זאת, בין היתר, באמצעות יישום חוק עובדים זרים ותקנות הפיקדון במספר ענפים, אשר יאפשרו את הפעלתו של מנגנון כלכלי המתמרץ יציאה מרצון וכן מוודא שמירה על זכויות העובדים.

מימון מפלגות ותקציב הבחירות

הצעת תקציב הבחירות לכנסת ומימון המפלגות בכל אחת מהשנים 2017 ו-2018 (סעיף 14), מסתכמת בכ-151 מיליון ש"ח בהוצאה נטו בהתאמה.

הדגשים בתקציב הבחירות ומימון מפלגות לשנים 2017 ו-2018

- **מימון מפלגות שוטף לסיעות הכנסת ומימון מפלגות לבחירות**

מימון מפלגות שוטף

חוק מימון מפלגות, תשל"ג-1973, קובע את הכללים למימון השוטף של הסיעות בכנסת שעיקריו כדלהלן:

גובה יחידת המימון עומד על סך של 1,359.8 אלפי ש"ח נכון לחודש מארס 2016.

גובה המימון השנתי השוטף לכל מפלגה הוא סכום המנדטים שבו זכתה המפלגה בבחירות לכנסת ועוד אחד (בגין הסיעה) כפול 60 אחוזים מגובה יחידת המימון.

לשם המחשה, מימון מפלגות שנתי לסיעה בת עשרה חברי כנסת הוא 8,975 אלף ש"ח בהתאם לחישוב שלהלן:

1,359.8 עלות יחידת מימון במיליון ש"ח	X 11 עשרה חברי כנסת ועוד אחד בגין הסיעה	X 60% שיעור התשלום השנתי	= 8,975 מיליון ש"ח

- **מימון המפלגות לבחירות**

במהלך שנת בחירות זכאית כל מפלגה למימון עבור הבחירות, מעבר למימון השוטף המפורט לעיל. ככלל, המימון לכל מפלגה הוא בגובה מכפלת יחידת המימון במספר המנדטים שבו זכתה המפלגה בבחירות ועוד יחידת מימון אחת (בגין הסיעה).

- **ועדת הבחירות המרכזית לכנסת**

ועדת הבחירות המרכזית לכנסת מוקמת עם כינוסה של כל כנסת חדשה ומכהנת עד להקמת ועדת בחירות חדשה, מיד לאחר כינונה של כנסת חדשה. בוועדה המרכזית לבחירות לכנסת חברים נציגים מכל הסיעות של הכנסת ובראשה עומד שופט בית המשפט העליון.

ועדת הבחירות המרכזית לכנסת אחראית לתכנון, לארגון ולניהול הבחירות לכנסת עד לקביעת תוצאות הבחירות.



דגשים לשנות הכספים 2017 ו-2018

- **ועדת הבחירות המרכזית**

בהתאם לחוק הבחירות לכנסת, תשכ״ט-1969, נקבע תקציב ועדת הבחירות המרכזית על ידי ועדת הכספים של הכנסת על פי הצעת ועדת הבחירות המרכזית. תקציב ועדת הבחירות לשנת 2015 נקבע על כ-19 מיליון ש״ח.

תקציב ועדת הבחירות המרכזית לשנת 2018 טרם אושר על ידי ועדת הכספים של הכנסת, אך בהתאם לבקשת ועדת הבחירות, צפוי תקציבה לעמוד על כ-19 מיליון ש״ח לשנת 2018.

השירותים החברתיים

ההוצאה לשירותים החברתיים כוללת את הוצאות משרד החינוך, לרבות מערכת ההשכלה הגבוהה, משרד הבריאות (בתוספת ההשתתפות בסל הבריאות), משרד הרווחה, המשרד לקליטת העלייה, משרדי המדע התרבות והספורט, הרשות לזכויות ניצולי השואה וכוללת את השתתפות משרד האוצר בתקציב המוסד לביטוח לאומי. בנוסף לכך, חלק מההוצאות של משרדים נוספים כגון ההוצאה על הסיוע בדיור, המתוקצבת במשרד הבינוי והשיכון, נכללים אף הם בהוצאה על שירותים חברתיים. יתר על כן, חלק משמעותי מההוצאה לשירותים החברתיים ממומנת באמצעות מס ייעודי הנגבה ישירות מהציבור, ולכן אינה מופיעה בתקציב המדינה. הוצאות אלה כוללות חלק מהוצאות המוסד לביטוח לאומי ואת הגבייה הישירה של מס הבריאות המממנת חלק ניכר מעלות סל שירותי הבריאות.

תקציב השירותים החברתיים לשנת הכספים 2017

במליארדי ש״ח

	נטו	הוצאה מותנית בהכנסה
חינוך	53.5	3.6
העברות לביטוח הלאומי	40.5	
בריאות	34.2	5.1
רווחה	11.0	2.1
ההשכלה הגבוהה	10.5	
עלייה וקליטה	1.9	0.003
מדע, תרבות וספורט	1.5	0.1

תקציב השירותים החברתיים לשנת הכספים 2018

במליארדי ש״ח


נטו
הוצאה מותנית בהכנסה
חינוך
55.7
3.7
העברות לביטוח הלאומי
42.5
בריאות
36.1
5.1
רווחה
11.4
2.2
ההשכלה הגבוהה
10.8
עלייה וקליטה
1.9
0.003
מדע, תרבות וספורט
1.6
0.1
0
10
20
30
40
50
60
70

מאפייני התקציב

ההוצאה על השירותים החברתיים מושפעת במידה רבה מתהליכים דמוגרפיים וכן מסדרי העדיפויות של הממשלה, הנקבעים בהתאם ליעדים חברתיים שונים. מרכיבי ההוצאה העיקריים הם הוצאות שכר ותשלומי העברה. ההוצאה לשירותים החברתיים הממומנת ישירות ומופיעה בהתאם בתקציב המדינה עומדת על כ-168 מיליארד ש״ח לשנת 2017 ועל כ-175 מיליארד ש״ח לשנת 2018. ההוצאה כוללת גם חלק מההוצאות של משרדים נוספים כגון תחום התעסוקה במשרד הכלכלה וההוצאה על הסיוע בדיור, המתוקצבת במשרד הבינוי והשיכון וכן תשלומי הריבית בביטוח הלאומי (הוצאות אלו מוצגות בחוברת זו בפרקים אחרים).

כלל ההוצאה הממשלתית לשירותים החברתיים, הכוללת את הוצאות המוסד לביטוח לאומי וסל הבריאות, הממומנות גם באופן ישיר על ידי גבייה מהציבור, עתידה להסתכם בכ-237 מיליארד ש״ח לשנת 2017 וכ-249 מיליארד ש״ח לשנת 2018.

סך ההוצאה על השירותים החברתיים לשנים 2017 ו-2018

במחירים שוטפים, במיליארדי ש״ח (אומדן, בהתאם להצעת התקציב)

	2017	2018
המוסד לביטוח לאומי (כולל גמלאות במימון משרד האוצר)**	81.8	87.7
מזה: הקצבות מאוצר המדינה	40.5	42.5
משרד החינוך	53.5	55.7
ההשכלה הגבוהה	10.5	10.8
הרווחה, השירותים החברתיים והרשות לזכויות ניצולי השואה	11.1	11.5
מערכת הבריאות (תקציב משרד הבריאות ודמי ביטוח הבריאות) ***	61.8	65.2
מזה: השתתפות מתוך תקציב המדינה	34.1	36.2
משרד העלייה והקליטה	1.9	1.9
משרד המדע והחלל, התרבות והספורט	1.5	1.6
סך ההוצאה על השירותים החברתיים הנכללים בפרק זה	153.1	160.2
המוסד לביטוח לאומי (תשלומי ריבית)	7.8	7.9
תחום התעסוקה (כולל מס הכנסה שלילי**)**	4.2	4.4
סיוע בדיור	2.6	2.7
סך ההוצאה על שירותים חברתיים הממומנת ישירות מתקציב המדינה	167.7	175.2
סך ההוצאה על שירותים חברתיים	236.7	249.4

* ההוצאות במסגרת תחום התעסוקה במשרד הכלכלה והסיוע בדיור מופיעות גם בפרקים הרלוונטיים למשרדים אלה.

** הנתונים בהתאם לאומדן של המוסד לביטוח לאומי ומשרד האוצר, לכלל הוצאות הביטוח הלאומי מאוצר המדינה, למעט הוצאות בגין שירות המילואים והוצאות מִנהל, כולל תשלומים במערכת הבריאות לבתי החולים עבור לידות.

*** כולל העברות לקופות החולים במסגרת חוק ביטוח הבריאות הממלכתי.

**** מס הכנסה שלילי – על פי אומדן, ההוצאה הצפויה בפועל בשנים 2017 ו-2018.

התפלגות תקציב השירותים החברתיים לשנת 2017 (מיליארדי ש"ח)


משרד החינוך, 53.5
ההשכלה הגבוהה, 10.5
הרווחה, השירותים החברתיים והרשות לזכויות ניצולי השואה, 11.1
מערכת הבריאות (תקציב משרד הבריאות ודמי ביטוח הבריאות) ***, 61.8
משרד העלייה והקליטה, 1.9
משרד המדע והחלל, התרבות והספורט, 1.5
המוסד לביטוח לאומי (תשלומי ריבית), 7.8
תחום התעסוקה(כולל מס הכנסה שלילי****), 4.2
סיוע בדיור, 2.6
המוסד לביטוח לאומי (כולל גמלאות במימון משרד האוצר)**, 81.8

התפלגות תקציב השירותים החברתיים לשנת 2018 (מיליארדי ש"ח)


משרד החינוך, 55.7
ההשכלה הגבוהה, 10.8
הרווחה, השירותים החברתיים והרשות לזכויות ניצולי השואה, 11.5
מערכת הבריאות (תקציב משרד הבריאות ודמי ביטוח הבריאות) ***, 65.2
משרד העלייה והקליטה, 1.9
משרד המדע והחלל, התרבות והספורט, 1.6
המוסד לביטוח לאומי (תשלומי ריבית), 7.9
תחום התעסוקה(כולל מס הכנסה שלילי****), 4.4
סיוע בדיור, 2.7
המוסד לביטוח לאומי (כולל גמלאות במימון משרד האוצר)**, 87.7

הערה: מקראה לכוכביות ראה בעמ' הקודם.

התוספות והשינויים העיקריים לשירותים החברתיים במסגרת התכנית הכלכלית לשנות הכספים 2017 ו-2018

- **חינוך** – למשרד החינוך ניתנה בשנת 2017 תוספת תקציבית של כ-1.7 מיליארד ש״ח וכ-2.2 מיליארד ש״ח נוספים בשנת 2018. עיקר התוספת בשנים אלו ניתנת בין היתר למימון הסכמי השכר עם המורים, לרבות רפורמת ״עוז לתמורה״ בסך של כ-820 מיליון ש״ח; חיזוק החינוך הבלתי פורמלי בפריפריה בסך של כ-310 מיליון ש״ח; תוספת שעות לימוד לבתי ספר חלשים בסך של כ-180 מיליון ש״ח; מתווה הדרגתי לצמצום מספר התלמידים בכיתה בבתי הספר היסודיים בסך של כ-150 מיליון ש״ח; חיזוק לימודי האנגלית בסך של כ-100 מיליון ש״ח; החלת תכנית ״בתי הספר של החופש הגדול״ על כיתות ג׳ בסך של כ-50 מיליון ש״ח; הארכת שנת הלימודים בחינוך המיוחד בסך של כ-50 מיליון ש״ח; בניית 17,000 כיתות לימוד וגנים במסגרת תכנית חומש חדשה; ומימון הגידול הטבעי במערכת החינוך. הצעת התקציב כוללת גם תוספות תקציביות שונות: תגבור מערך ההסעות במגזר הבדואי, יישום חוק השילוב, שיפור תנאי העסקה בתכנית קרב למעורבות בחינוך ועוד.
- **ההשכלה הגבוהה** – התכנית הרב-שנתית למערכת ההשכלה הגבוהה כוללת תוספת משאבים בסכום רב-שנתי כולל של כ-6.8 מיליארד ש״ח בשנים תשע״ז-תשפ״ב. בשנת 2017 צפויה תוספת תקציב של כ-533 מיליון ש״ח בהשוואה לשנת 2016, ובשנת 2018 צפויה תוספת נוספת של כ-215 מיליון ש״ח בהשוואה לשנת 2017.
- בשנות הכספים 2017 ו-2018 יחל יישום התכנית הרב-שנתית למערכת ההשכלה הגבוהה, בהמשך לתכנית הקודמת אשר הסתיימה בשנת הלימודים תשע״ו. במסגרת התכנית ניתנת תוספת תקציב לנושאים שונים, כגון: הגברת ההלימה לשוק התעסוקה תוך הכשרת ההון האנושי, ריענון וקליטת סגל חדש, מענקי מחקר תחרותיים, פיתוח פיזי ופיתוח תשתיות מדעיות ובעיקר - ביצוע תכניות להגברת נגישות ההשכלה הגבוהה באוכלוסייה החרדית, הערבית ובקרב יוצאי אתיופיה. הרחבת הנגישות לאוכלוסייה החרדית נעשית באמצעות תקצוב מסגרות חרדיות (מח״רים) ותקצוב תכנית מלגות והלוואות לסטודנטים חרדים. הרחבת הנגישות לבני המיעוטים נעשית באמצעות תקצוב מספר תכניות, כגון הכוון אקדמי בבתי הספר התיכוניים, הרחבת מרכזי ״הישגים״, מעטפת תמיכה במהלך הלימודים במכינות הקדם-אקדמיות ובמהלך לימודי התואר, תקצוב תכנית מלגות ועוד.

  בנוסף לאמור לעיל, במטרה להקל על מצוקת הדיור וכן לשפר את רווחת הסטודנטים, מוקצה תקציב מיוחד להקמת מעונות סטודנטים במוסדות להשכלה גבוהה.
- **מערכת הבריאות** – למערכת הבריאות ניתנה תוספת תקציב של כ-4.4 מיליארד ש״ח בשנת 2017, בין היתר עבור הנושאים האלה: תוספת תקציב בגובה של 2.3 מיליארד ש״ח לתקציב המועבר לקופות החולים; תוספת תקציב בסך 600 מיליון ש״ח עבור תכנית להסטת הפעילות מהמערכת הפרטית לציבורית וקיצור תורים, תוספות תקציב של כ-333 מיליון ש״ח המיועדות להרחבת שירותי הבריאות המסופקים באופן ישיר על ידי משרד הבריאות; תוספת תקציב של כ-167 מיליון ש״ח לשם תגבור תכניות לאומיות לשיפור השירות במערכת הבריאות הציבורית; תוספת תקציב של כ-105 מיליון ש״ח לצורך חיזוק בתי החולים הפסיכיאטריים; תוספת תקציב של כ-360 מיליון ש״ח עבור ביצוע פרויקטים שונים בתחום הבריאות והתאמות בבסיס תקציב משרד הבריאות; תוספת תקציב של כ-440 מיליון ש״ח למענק ההקמה עבור אסותא אשדוד מתוקף הסכם ההקמה; ותוספת של 57 מיליון ש״ח עבור נושאים נוספים.

- **תשלומי העברה ורווחה** – במסגרת תקציב 2017 ו-2018 הוחלט כי תינתן תוספת בסך 315 מיליון ש"ח לקצבאות הנכים המשולמות על ידי הביטוח הלאומי. בנוסף, כחלק מההסכמים הקואליציוניים של סיעת הליכוד וישראל ביתנו, שונו התנאים לצבירת ותק עבור תוספת הוותק לקצבת הזקנה, כך שהוותק יחל להיספר כבר מהשנה הראשונה. עלות המהלך היא כ-1.4 מיליארד ש"ח. כמו כן, ניתנה תוספת לקצבת השלמת הכנסה לקשישים המיועדת לקשישים בעלי הכנסה נמוכה במיוחד בעלות כוללת של כ-400 מיליון ש"ח בהבשלה מלאה. בנוסף לשינויים הללו, בשנת 2017 תחל לפעול תכנית החיסכון לכל ילד ובמסגרה יעביר המוסד לביטוח לאומי סך של 50 ש"ח בכל חודש לחיסכון ארוך טווח עד הגיע הילד לגיל 18 או 21.

לצד זאת, ניתנה למשרד הרווחה והשירותים החברתיים תוספת תקציב ראלית בהיקף של כ-890 מיליון ש"ח בשנות הכספים 2017 ו-2018 לצורך תגבור שירותים, בכלל זה עבור מכסות ושירותים לאנשים עם מוגבלויות ולאוכלוסיות בסיכון. כמו כן, למשרד ניתנה תוספת תקציב עבור טיפול בילדים בסיכון, סיוע לקשישים, הרחבת מערך הטיפול באוטיסטים, טיפול בנערות במצוקה, תגבור מערך קציני המבחן, פעולות לשיקום אסירים ועבור פיתוח תכניות לצעירים וצעירות חסרי עורף משפחתי.

- **תחום התעסוקה במשרד הכלכלה** – במסגרת הצעת התקציב לשנות התקציב 2017 ו-2018 הושם דגש על תכניות אקטיביות לעידוד התעסוקה במטרה לעמוד ביעדי התעסוקה ארוכי הטווח שהציבה הממשלה תוך התמקדות בעידוד תעסוקתן של אוכלוסיות ייעודיות, במטרה לצמצם את אי-השוויון ולמצות את פוטנציאל הצמיחה. זאת, בין היתר, באמצעות יישום החלטות הממשלה לעניין עידוד התעסוקה בקרב האוכלוסייה הערבית, קידום תכניות לעידוד תעסוקה בקרב האוכלוסייה החרדית, הגדלת ההכשרה המקצועית באמצעות שוברים, סיוע בהשמה בחברות טכנולוגיות ועידוד יציאה לעבודה של הורים באמצעות הרחבת מערך מעונות היום המפוקחים והמסובסדים כיום והשתתפות בהחזקת ילדיהם במערך.

- **משרד העלייה והקליטה** – במסגרת הצעת התקציב 2017 ו-2018 ניתנה למשרד תוספת של כ-485 מיליון ש"ח לבסיס המשרד. תוספת זו מיועדת בעיקרה לתקצוב תכניות מיוחדות לעידוד העלייה, למימון תשלום סל קליטה עבור גידול צפוי במספר העולים, למלגות לימוד לסטודנטים עולים, לסיוע בתעסוקה לעולים חדשים ולתקצוב תכניות קליטה שונות.

- **הרשות לזכויות ניצולי השואה** – לרשות לזכויות ניצולי השואה ניתנו תוספות תקציב בהיקף של כ-352 מיליון ש"ח בשנת 2017 אשר שימשו, בין היתר, להגדלת המענק השנתי המשולם לפליטי השואה; לסיוע ליוצאי מרוקו, אלג'יריה ועירק, אשר חוו התנכלויות אנטישמיות וגזעניות בתקופת מלחמת העולם השנייה; לתשלום תגמולים לעובדי כפייה ולילדים שהתלוו לאחד מהוריהם שעבד בכפייה ; ולביטול ניכוי הקצבה מקרן סעיף 2 מהתגמולים המשולמים לנזקקים.

ההתפתחות הצפויה במהלך שנות הכספים 2017 ו-2018

במסגרת הצעת התקציב לשנות הכספים 2017 ו-2018 צפוי לחול גידול משמעותי בסך התקציב המוקצה לשימושים אלו וגידול בהיקף השירותים החברתיים. סך התקציב המוקצה לתחומים אלה עתיד לגדול בכ-10.7 מיליארד ש״ח בשנת 2017 ובכ-7.5 מיליארד ש״ח נוספים בשנת 2018, גידול של כ-7 אחוזים בשנת 2017 ו-4.5 אחוזים בשנת 2018.

תקציב זה מיועד לשיפור רמת השירותים לכלל האוכלוסייה תוך מיקוד בסיוע לאוכלוסיות שאינן בגיל העבודה ולעידוד תעסוקת אוכלוסיות הנמצאות בגיל העבודה.

בין הצעדים החדשים שייושמו ניתן למנות הגדלה תקציבית של כ-400 מיליון ש״ח המיועדת להגדלת קצבת השלמת הכנסה לקשישים באופן שיביא להקטנה משמעותית ביותר של מספר הקשישים העניים. כמו כן, תחילת צבירת הוותק מהשנה הראשונה בעלות של כ-1.4 מיליארד ש״ח תגדיל משמעותית את תשלומי ההעברה לאוכלוסיית הקשישים. הגדלה תקציבית של קצבת הנכות של כ-315 מיליון ש״ח וכן תחילת יישום תכנית ״חיסכון לכל ילד״.

כמו כן, במטרה להעלות את שיעור התעסוקה ולשפר את פוטנציאל הצמיחה של כלל המשק, הושם דגש על תכניות אקטיביות בפריסה ארצית לשילוב בתעסוקה של אוכלוסיות ייעודיות המאופיינות בשיעורי השתתפות נמוכים בשוק העבודה. בין היתר מיושמת תכנית לעידוד התעסוקה של האוכלוסייה הערבית ותכניות לעידוד התעסוקה של האוכלוסייה החרדית וכן תכנית לשילוב של אנשים בעלי מוגבלות בשוק התעסוקה. זאת בנוסף לצעדים משלימים שנועדו להבטיח את השתלבותם המלאה באמצעות יישום תכנית לייעול ולהרחבה משמעותית של מערך ההכשרה המקצועית בשיתוף המעסיקים.

בתחום הבריאות מקודמת חקיקה לקביעת כללי התחשבנות חדשים בין הקופות לבתי החולים שיתמרצו פיתוח שירותים בקהילה ופעילות מוגברת לקיצור התורים לניתוחים; מקודמים צעדים להגברת האיתנות והמשילות הכלכלית של בתי החולים וקופות החולים; מקודם מהלך נרחב לשיפור מערך האשפוז הפסיכיאטרי והשירותים בקהילה בתחום זה, הכולל תכנית לאומית להפחתת הגבלות מכניות; יתוקן ההסכם עם אסותא אשדוד, כך שבית החולים יפעל ללא שר״פ; תיושם תכנית מיטות רב-שנתית בשים לב לתיעדוף הפריפריה ולחיזוק המערך הגריאטרי; יתווספו 150 תקני מתמחים חדשים; סל שירותי הבריאות יגדל לצורך הרחבת היקף התרופות והטכנולוגיות שבסל; יעודכן מדד יוקר הבריאות ויוקצה תקציב נוסף לקופות החולים; יינקטו צעדים לצמצום התחלואה; תקודם תכנית בין-משרדית לצמצום היפגעות בקרב ילדים; תיושם החלטת הממשלה בדבר השימוש הרפואי בקנאביס וכיו״ב.

צעדים אלה מבטאים את מדיניות הממשלה לעידוד תעסוקתי ולשיפור רמת השירותים החברתיים הניתנים על ידי הממשלה. שינוי סדרי העדיפויות כאמור, הביא לגידול המשמעותי בכלל תקציבי המשרדים החברתיים בסך מצטבר של כ-18.2 מיליארד ש״ח, כפי שבא לידי ביטוי בהצעת תקציב המדינה לשנות הכספים 2017 ו-2018.

המוסד לביטוח לאומי

ההקצאה למוסד לביטוח לאומי מתקציב המדינה מיועדת לנושאים שלהלן :

- תשלום קצבאות במימון של המדינה והשתתפות במימון קצבאות לאוכלוסייה לא מבוטחת בסכום של כ-13.7 מיליארד ש״ח בשנת 2017 (ללא תשלומי שירות מילואים) ובסכום של 13.9 מיליארד ש״ח בשנת 2018.
- השתתפות המדינה בגבייה לפי סעיף 32 לחוק הביטוח הלאומי (נוסח משולב), התשנ״ה-1955 (להלן – חוק הביטוח הלאומי) בסכום של כ-25 מיליארד ש״ח בשנת 2017, ובסכום של 26.6 מיליארד ש״ח בשנת 2018.
- העברות אחרות למוסד לביטוח לאומי, בעיקר לצורך מימון הוצאות מִנהל, בסך 400 מיליון ש״ח בשנת 2017, ובסך 430 מיליון ש״ח בשנת 2018.

סך הקצבות אוצר המדינה למוסד לביטוח לאומי בשנת התקציב 2017 יסתכמו בכ-40.51 מיליארד ש״ח. בשנת התקציב 2018 יסתכמו העברות אוצר המדינה למוסד לביטוח לאומי בכ-42.47 מיליארד ש״ח.

בשנת 2017 היקף תשלומי ההעברה באמצעות המוסד לביטוח לאומי לציבור צפויים לעמוד על כ- 81.8 מיליארד ש״ח (ללא תגמולי שירות מילואים). בשנת 2018 היקף תשלומי ההעברה צפויים לעמוד על כ-87.7 מיליארד ש״ח (ללא תגמולי שירות מילואים).

להלן אומדן התפלגות תשלומי המוסד לביטוח לאומי לשנת 2017 במחירים שוטפים (במיליוני ש״ח): *

2017

	ענפים שונים	הבטחת הכנסה	אבטלה	ילדים	אימהות	נפגעי עבודה	נכות	סיעוד	זקנה ושאירים	סך הכול
סכום	422	2,467	3,085	9,099	7,523	5,706	15,971	6,241	31,301	81,816
אחוזים	0.5%	3%	3.7%	11.1%	9.2%	7%	19.5%	7.6%	38.2%	100%

מקור : המוסד לביטוח לאומי

* תחזית המוסד לביטוח לאומי ומשרד האוצר, לא כולל תגמולי שירות מילואים כולל הוצאות מנהל

השתתפות המדינה בתקבולי המוסד לביטוח לאומי

בהתאם לסעיף 32 לחוק הביטוח הלאומי, אוצר המדינה משתתף בתקציב המוסד בשיעור קבוע בגין הגבייה משכירים ומעצמאים וכן בגין הגבייה עבור ענפי הביטוח הלאומי האלה : ענף הילדים, ענף זקנה ושאירים וענף הנכות. ההשתתפות נקבעת באחוזים מסך הגבייה באותם ענפים.

במצב החוקי הקיים, אחוז השתתפות האוצר בגבייה במוסד לביטוח לאומי עומד על 51.2 אחוזים.

כחלק משינויי החקיקה כחלק מחוק ההסדרים, אחוז השתתפות האוצר צפוי להשתנות ל-50.06 אחוזים בשנת 2017, ול-50.42 אחוזים בשנת 2018.

דגשים מרכזיים לשנת הכספים 2017

בשנת 2015 סך ההוצאה של המוסד (לא כולל תשלומי מילואים) עמד על כ-73.2 מיליארד ש״ח ובשנת 2016 הוא צפוי לעמוד על 76.4 מיליארד ש״ח. בשנים 2017 ו-2018 צפויה ההוצאה לעמוד על כ-83 מיליארד ש״ח ועל כ-87.7 מיליארד ש״ח בהתאמה.

הוצאה זו מהווה גידול של כ-8 אחוזים בסך תשלומי קצבאות המוסד לביטוח לאומי בין השנים 2016 ל-2017, וגידול של 6 אחוזים בין השנים 2017 ל-2018. הגידול העיקרי חל בקצבאות זקנה וסיעוד בהתאם לגידול הטבעי באוכלוסייה ולגידול בתוחלת החיים.

בשנים האחרונות קיימת מגמה של גידול בפער בין הכנסות המוסד לביטוח לאומי מגבייה לבין הוצאותיו בגין גמלאות. עד לשנת 2015 מגמה זו התבטאה בגירעון בחשבון השוטף של המוסד לביטוח לאומי. בשנת 2016, בעקבות הגדלת העברות אוצר המדינה למוסד, חזר המוסד לעודף בחשבון השוטף, אך מגמה זו צפויה להתהפך בשנית בשנת 2018. שינויי חקיקה שונים, אשר המרכזי שבהם היה דחיית יישום העלאת גיל הפרישה המותנה לנשים, חיזקו את המגמה האמורה.

גירעון בחשבון השוטף של המוסד מהווה חלק מהגירעון הכולל בתקציב המדינה והיווה כ-12% מהגרעון לשנת 2015.

עיקרי השינויים בקצבאות המוסד לביטוח לאומי

הרחבת קצבת השלמת הכנסה לקשישים

במסגרת תקציב 2017 ו-2018 תינתן תוספת לקצבת השלמת הכנסה לקשישים, המיועדת לקשישים בעלי הכנסה נמוכה במיוחד. התוספת תינתן בהתאם להרכב המשפחתי ולמבנה הקצבה. סכומי התוספת נעים בין 100 ש״ח לחודש ל-320 ש״ח לחודש, על פי ההרכב המשפחתי וגיל הזכאי, ובעלות כוללת של כ-400 מיליון ש״ח בשנה בהבשלה מלאה. זאת, לאחר שבתקציב 2015–2016 ניתנה תוספת של כ-600 מיליון ש״ח לקצבה זו.

שינוי אופן חישוב תוספת הוותק

חוק הביטוח הלאומי קובע כי מי שהיה מבוטח יותר מעשר שנים לפני המועד שבו התחיל לקבל קצבת זקנה, זכאי לתוספת ותק לקצבה בשיעור של 2 אחוזים מגובהה בעד כל שנת ביטוח. תוספת הוותק המקסימלית עומדת על 50 אחוזים מהקצבה הבסיסית.

במטרה לשפר את מצבם הכלכלי של קשישים בישראל, הוחלט לשנות את אופן חישוב תוספת הוותק, כך שניתן יהיה לצבור בהדרגה תוספת ותק החל מהשנה הראשונה שבגינה שולמו דמי ביטוח, בהדרגה, באופן הזה:

בשנת 2017 תשולם תוספת הוותק לעובד שהיה מבוטח יותר מתשע שנים.

בשנת 2018 תשולם תוספת הוותק לעובד שהיה מבוטח יותר משמונה שנים.

בשנת 2019 תשולם תוספת הוותק לעובד שהיה מבוטח יותר מארבע שנים.

בשנת 2020 תשולם תוספת הוותק החל משנת הביטוח הראשונה.

עלות הקדמת תוספת הוותק לשנה הראשונה עומדת על כמיליארד ש״ח בהבשלה מלאה. בהתאם, יגדיל אוצר המדינה את הקצבותיו למוסד לביטוח לאומי בסכום הזהה לעלות הגידול בקצבה בכל שנה. לאחר השינוי תגדל קצבת הזקנה בסכום של עד 300 ש״ח לחודש (כתלות בשנות הוותק הנוספות).

תכנית חיסכון לכל ילד

החל משנת 2017 תחל לפעול תכנית של חיסכון לכל ילד. במסגרת התכנית, עבור כל ילד שמשולמת בעבורו קצבת ילדים, יעביר המוסד סך של 50 שקלים חדשים בכל חודש לחיסכון ארוך טווח (להלן – החיסכון) עד הגיע הילד לגיל 18.

התכנית הכלכלית לשנת 2016 כוללת שני תיקונים עיקריים אשר צפויים לצמצם הוצאות או להגדיל את הכנסות המוסד לביטוח לאומי:

שינוי אופן הגבייה מקיבוצים

הנוף ההתיישבותי בישראל כולל סוגים שונים של יישובים, בין המיוחדים שבהם – הקיבוץ והמושב השיתופי. יישובים אלה, שהקמתם החלה עוד לפני קום המדינה, התבססו על מאפיינים שונים וחריגים מאלו של יישוב עירוני רגיל, ובהם שיתופיות ושוויון הן בצריכה והן בבעלות של הכלל בקניין וכן בתחומי ההתיישבות והעבודה.

ייחודם של יישובים אלה הצדיק את קיומה של מערכת כללי מיסוי המתאימה להם בלבד, וכך נקבעה לגביהם התייחסות מיוחדת. בפקודת מס הכנסה ובחוק הביטוח הלאומי נקבעו כללים והסדרים שונים למעמדו של הקיבוץ הן בתחום גביית דמי הביטוח והן בזכאות לגמלאות.

המשברים אשר פקדו את הקיבוצים ואת המושבים השיתופיים במהלך שנות ה-80 וה-90, הטביעו את חותמם בצורה משמעותית על אופיים של הקיבוצים והמושבים השיתופיים והסיטו את חלקם ממסלולם מהכיוון השוויוני למסלול של אי-שוויון בשיטת תגמול החברים. כיום ניתן למצוא קיבוצים לא מעטים שבהם חבר הקיבוץ מקבל לכיסו את מלוא ההכנסה (בניכוי המס החל עליה) המופקת על ידיו ממקורות שונים, כך שנוצר חוסר שוויוניות ניכר בין חברי הקיבוץ השונים.

בעקבות השינויים הותקנו על ידי שר התעשייה, המסחר והתעסוקה, מכוח סעיף 65 לפקודת האגודות השיתופיות, שש תקנות חדשות ובניהן תיקון תקנה 2 לתקנות האגודות השיתופיות. במסגרת תקנות אלה ניתנה הגדרה מחודשת למונח קיבוץ והוגדרו סוגים שונים של קיבוצים: ״הקיבוץ השיתופי״ – קיבוץ מסורתי, המקיים את כל עקרונות השיתוף בבעלות הכלל על הקניין ועל שוויון ושיתוף בצריכה, בחינוך ובייצור; ״קיבוץ מתחדש״ – המקיים את עקרון שיתוף הכלל בקניין ושיתוף בצריכה, בחינוך ובייצור, ומקיים ערבות הדדית עבור החברים, ואשר קיבל החלטה לשנות את תקנונו באחד או יותר מהנושאים: שיוך דירות המגורים, הקצבת שכר דיפרנציאלי ושיוך נכסים לחברים.

כיום, שיטת החיוב בדמי הביטוח הלאומי מבוססת על חלוקת הוצאות המחייה ושווין של שאר ההטבות שנתן הקיבוץ לחבריו במספר חברי הקיבוץ. זאת בעוד שמס הכנסה גובה מן הקיבוצים מס על פי הכנסתם הכוללת, לאחר הניכויים המחויבים לפי פקודת מס הכנסה. כפועל יוצא משיטות החיוב השונות, כאשר רשות המסים גובה בהתאם להכנסות ואילו המוסד לביטוח לאומי גובה בהתאם להוצאות, נוצר חוסר אחידות בשתי המערכות האמורות.

בעקבות חוסר הבהירות ביחס לדין החל על הקיבוץ המתחדש ועל חבריו, גרמה שיטת המיסוי המתוארת לעיל להפחתת מס לגבי הכנסות החברים בקיבוץ המתחדש ולוויכוחים מתמשכים עם רשות המסים והמוסד לביטוח לאומי בדבר אופן המיסוי הנכון של הכנסות הקיבוץ וחבריו, דבר אשר משליך גם על תשלום גמלאות מטעם המוסד.

לאור האמור לעיל הוחלט לתקן את אופן המיסוי של הקיבוץ, כך שתיעשה הבחנה בין הקיבוץ השיתופי לבין הקיבוץ המתחדש. במקום שקיים פער בין הכנסות החברים, ייקבע כי אופן המיסוי יהיה בדומה לזה של תושבים רגילים שאינם חברי קיבוץ.

יובהר כי התיקון המוצע אינו משנה ממעמדם של חברי הקיבוץ השיתופי בביטוח הלאומי, ואילו חברי הקיבוץ המתחדש ייחשבו כמבוטחים בהתאם למעמדם ולעיסוקם (שכיר, עצמאי ולא עובד) הן באשר לגביית דמי ביטוח והן באשר לזכאותם לגמלאות. תיקון זה צפוי להביא לגידול בגביית דמי הביטוח הלאומי בסך של 200 מיליון ש״ח בשנה.

על מנת להעמיק את גביית דמי הביטוח הלאומי, לשפר את מנגנון הגבייה ואת אכיפת חובותיהם של מעסיקים ובתוך כך להביא לשיפור מצבו הפיננסי של המוסד לביטוח לאומי, הוחלט לבצע מספר שינויים בחוק הביטוח הלאומי, אשר צפויים להגדיל את הכנסות המוסד מגבייה בסך של כ-50 מיליון ש״ח בשנה:

ייעול מערך הגבייה של המוסד לביטוח לאומי

- כיום המוסד רשאי לגבות ממעסיק סכום השווה לכלל הקצבאות שהמוסד שילם או ישלם בעתיד לעובד של אותו מעסיק, במקרה שהמעסיק לא דיווח או לא שילם דמי ביטוח בעבור העובד, וזה הפך זכאי לגמלה במהלך אותה התקופה. סנקציה זו חריפה ביותר ויכולה להביא מעסיקים קטנים לחוב של מיליוני שקלים למוסד. על כן, הוחלט להגביל בחקיקה את גובה ההחזר המרבי שהמוסד רשאי לגבות ממעסיקים, ובמקביל להפוך את החוב הנ״ל לחוב בדמי ביטוח, ולאפשר למוסד לגבות את שניהם באותו האופן.
- הגברת יכולת הגבייה של המוסד מול חייבים העושים שימוש לא לגיטימי ביישות משפטית של ״חברה״ על מנת להתחמק מתשלום דמי ביטוח לאומי ודמי ביטוח בריאות (״הרמת מסך״), כך שיושוו הכלים העומדים בפני הביטוח הלאומי במקרים אלו לכלים הניתנים כיום לפי החוק לרשות המסים.
- ביטול ועדות השומה הקבועות כיום בחוק, שתפקידן לדון בערעורים על גובה דמי הביטוח והחלה של מנגנון ערעור, הדומה לזה הקיים ברשות המסים, במקומן. כך ניתן יהיה לערער על קביעת שומת דמי הביטוח בפני פקיד גבייה להשגה, שיהיה בכיר יותר מפקיד הגבייה שקבע את השומה המקורית. בנוסף, ניתן יהיה לערער על החלטתו של פקיד גביה להשגה בפני בית הדין לעבודה. כך גם תפחת הביורוקרטיה ויתקצר זמן ההמתנה עבור השגות וערעורים פשוטים (משום שכיום כלל הערעורים צריכים להישמע בפני ועדת שומה), וכן תינתן לאזרח האפשרות להשיג על קביעת המוסד לערכאה משפטית.


השירותים החברתיים

ההתפלגות החזויה של הכנסות המוסד לביטוח לאומי לשנת הכספים 2017, במחירים שוטפים (במיליוני ש"ח) לפי מקורות*

מקור ההכנסה	הסכום	אחוז מסה"כ
גביית דמי הביטוח מהציבור	40,550	51.1
השתתפות האוצר בגבייה והקצבות האוצר על פי חוק	30,764	36.1
מימון קצבאות על ידי אוצר המדינה (לא כולל שירות מילואים)	10,213	11.9
העברות אחרות	700	0.8
סך הכול	85,227	100

מקור: המוסד לביטוח לאומי

*לא כולל ריבית על השקעות, תחזית המוסד לביטוח לאומי ומשרד האוצר.

משרד החינוך

הצעת תקציב משרד החינוך לשנות הכספים 2017 ו-2018 (סעיף 20) מסתכמת בכ-52.8 מיליארד ש״ח וכ-55.1 מיליארד ש״ח בהתאמה.

הצעת תקציב משרד החינוך לשנות הכספים 2017 ו-2018 (סעיף 60) מסתכמת בכ-1.9 מיליארד ש״ח וכ-1.8 מיליארד ש״ח בהתאמה, מהם כ-719 מיליון ש״ח בשנת 2017 בהוצאה נטו, וכ-1.2 מיליארד ש״ח בהוצאה מותנית בהכנסה, ו-571 מיליון ש״ח בשנת 2018 בהוצאה נטו, וכ-1.3 מיליארד ש״ח בהוצאה מותנית בהכנסה. כמו כן, בשנים 2017 ו-2018 תועמד לרשות המשרד הרשאה להתחייב בגובה של כ-2.7 מיליארד ש״ח וכ-2.7 מיליארד ש״ח בהתאמה.

משרד החינוך אחראי להקניית ידע לילדים הזכאים לחינוך בהתאם לחוק לימוד חובה. המשרד אחראי לקידום המצוינות, לשיפור ההישגים ולרמת האיכות החינוכית, תוך צמצום הפערים החברתיים; ליצירת מערכת חינוך אפקטיבית ויעילה שתשרת את צורכי הפרט ואת צרכיה המשתנים של מדינת ישראל; ולקידום ערכים ציוניים, יהודיים, דמוקרטיים וחברתיים.

המשרד פועל ברמה הארצית באמצעות המטה וברמה המחוזית – באמצעות שמונה מחוזות שהם הזרוע הביצועית של מטה המשרד. משרד החינוך ממונה על מוסדות החינוך ובכלל זה גנים, בתי ספר והחינוך הבלתי פורמלי.

דגשים לשנות הכספים 2017 ו-2018

- המשך צמצום הדרגתי במספר התלמידים בכיתה בבתי הספר היסודיים.
- חיזוק לימודי האנגלית במערכת החינוך על מנת להביא להגדלת הפריון במשק, על ידי הגדלת מספר הזכאים לבגרות מורחבת (חמש יחידות לימוד) באנגלית.
- צמצום הפערים בהישגים הלימודיים בין תלמידים תוך פיתוח ההון האנושי, על ידי חיזוק החינוך הבלתי-פורמלי בפריפריה והרחבה של ״סל שעות הטיפוח״, שבמסגרתו נוספות שעות לימוד לבתי ספר מרקע חברתי-כלכלי חלש.
- הגברת ההתאמה בין מערכת החינוך לשוק העבודה על מנת להעלות את שיעורי התעסוקה על ידי הארכת שנת הלימודים לכיתות ג׳ והארכת שנת הלימודים בחינוך המיוחד.
- מטרות ויעדים אלו לשנות הכספים 2017 ו-2018 יתורגמו לתכנית עבודה בהתאם למתווה התקציב שיאושר בכנסת.

ההשכלה הגבוהה

הצעת התקציב למערכת ההשכלה הגבוהה (סעיף 21) מסתכמת בכ-10.5 מיליארד ש״ח בשנת הכספים 2017 ובכ-10.8 מיליארד ש״ח בשנת הכספים 2018.

מערכת ההשכלה הגבוהה בישראל כוללת מוסדות המוּכָּרים על ידי המועצה להשכלה גבוהה, שהסמיכה אותם להעניק תארים אקדמיים. תקצוב המוסדות נעשה באמצעות הוועדה לתכנון ולתקצוב (ות״ת) ועל ידי משרד החינוך (התומך בחלק מהמכללות לחינוך). מערכת ההשכלה הגבוהה כוללת גם מוסדות אשר אין בתקציבם השתתפות מתקציב המדינה (מוסדות חוץ-תקציביים).

המוסדות להשכלה גבוהה

המוסדות להשכלה גבוהה בישראל נחלקים כדלהלן:

- **אוניברסיטאות** העוסקות במחקר ובהוראה ומעניקות שלושה תארים אקדמיים: תואר ראשון, תואר שני ותואר שלישי.
- **האוניברסיטה הפתוחה** המבוססת על לימוד מרחוק ועל לימודים חלקיים ומעניקה תואר אקדמי ראשון ושני.
- **מכללות** שעיקר עיסוקן בהוראה ומעניקות תואר ראשון ושני של לימודים אקדמיים כלליים או לימודים מקצועיים.
- **מוסדות אקדמיים להכשרת עובדי הוראה.**

מספר הסטודנטים במוסדות להשכלה גבוהה (כולל מוסדות חוץ-תקציביים, לא כולל את האוניברסיטה הפתוחה ושלוחות מחו״ל) הסתכם בשנת הלימודים תשע״ו בכ-263 אלף סטודנטים, מתוכם כ-46 אחוזים למדו באוניברסיטאות, 12 אחוזים במכללות להכשרת מורים וכ-42 אחוזים במכללות האקדמיות. באוניברסיטה הפתוחה למדו בשנת תשע״ו כ-42.7 אלף סטודנטים לתואר הראשון והשני.

דגשים לשנות הכספים 2017 ו-2018

- **התכנית הרב-שנתית למערכת ההשכלה הגבוהה**

במהלך השנה האחרונה גיבשו המועצה להשכלה גבוהה והוועדה לתכנון ולתקצוב תכנית רב-שנתית לשנים תשע״ז–תשפ״ב. עבודה זו כללה הערכה מקיפה של התכנית הרב-שנתית לשנים תשע״א-תשע״ו ובחינתה אל מול מטרות שהוצבו וכן בחינה מחודשת של צורכי המערכת ומענה לצרכים לאומיים. להלן המטרות העיקריות של התכנית הרב-שנתית לשנים תשע״ז–תשפ״ב:

- **עידוד המצוינות המדעית המחקרית**

בהתאם להחלטות ות״ת, הוועדה תפעל למען קידום המצוינות במחקר, בעיקר על ידי הגדלת המשאבים להקצבות למחקר תחרותי – הגדלת התמיכה בקרנות המחקר בהתאם לגידול המערכת. תוספת המשאבים לנושא זה תבוא

לידי ביטוי בגידול נוסף בקרן הלאומית למדע ובתמיכה בקרנות בין-לאומיות כגון תמיכה בקרן BSF-NSF (תכנית לשיתוף פעולה בין הקרן הדו-לאומית למדע ארה"ב-ישראל BSF לקרן הלאומית למדע האמריקאית-NSF), קרנות משותפות עם סין והודו וכו' והקצאת משאבים לתשתיות מחקר. הצורך בשדרוג התשתיות קיים בכל הרמות: ציוד אישי לחוקר, תשתיות מוסדיות ותשתיות לאומיות. יצוין כי חלק משמעותי מתקציב התשתיות נועד לקידום תשתית-על בתחומי מחקר מובילי שינוי: מדעי החיים (רפואה מותאמת אישית), פיזיקה (קוונטום), כימיה (חומרים), חברה ורוח. פיתוח התשתיות מבוסס על פיתוח מקביל בו-זמנית של תשתית מחשוב ונתונים (Big Data) בשיתוף ובתיאום עם המיזם הלאומי "ישראל דיגיטלית".

עידוד החדשנות בהוראה

אחת ממשימותיו העיקריות של מוסד להשכלה גבוהה היא לספק לתלמידיו הוראה באיכות הגבוהה ביותר. בשנים האחרונות נבחן הנושא, בין היתר על ידי ועדה להערכת איכות ההוראה וקידומה בראשות פרופ' אלישע באב"ד (האוניברסיטה העברית). בנובמבר 2015, בהתאם למסקנות ולהמלצות הוועדה, אושר בוות"ת מודל תמרוץ שכלל שלושה רכיבים: קריטריונים לאיכות ההוראה שחובה ליישם בכלל המוסדות להשכלה גבוהה; קריטריונים לאיכות ההוראה שעמידה בהם תאפשר קבלת תקצוב עבור מכללות המתוקצבות ע"י ות"ת; ופרס על בסיס תחרותי לתגמול עבור פעילות מיוחדת בנושא. חלק מהקריטריונים כוללים מנגנון מוסדי להערכת סקרי הוראה, הכשרות מקצועות, פרסום תוצאות ועוד.

במסגרת התכנית הרב-שנתית הוקצו כספים ייעודיים להרחבת הפעילות בנושא זה, בין היתר על ידי הרחבת המודל לאוניברסיטאות ותמרוץ המוסדות לפעולות נוספות.

כמו כן, מזה כעשור אנו עדים למגמה הולכת ומתרחבת בעולם כולו של למידה דיגיטלית, לרבות יצירת קורסים מקוונים מסוגים שונים, שהשימוש בהם משרת מטרות שונות ומיועד לקהל מגוון. התרחבות השימוש בקורסים מקוונים פותחת אפשרויות רבות בפני האקדמיה. בתכנית הרב-שנתית יושם דגש על פיתוח מספר משמעותי של קורסים המועברים באמצעות למידה דיגיטלית בשים לב להכרה הדדית.

הכשרת ההון האנושי והתאמתו לשוק התעסוקה

על מנת להדק את הקשר בין תפוקות מערכת ההשכלה הגבוהה לבין צורכי המשק בכל הנוגע להכשרת ההון האנושי, הציבה ות"ת יעד גידול של 40 אחוזים במספר הסטודנטים במחזור במקצועות הנדרשים בשוק התעסוקה (מדעי המחשב, הנדסת מחשבים והנדסת חשמל ואלקטרוניקה). בהתאם לכך ות"ת תבחן מספר דרכי פעולה ותגבש תכנית מקיפה שתכלול בין היתר: רכיבים לצמצום נשירה, עדכון נוסף של תעריפי ההוראה (גובה ומבנה התעריף, כך שישקף הן עלויות והן תמריצים ליצירת הלימה בתמהיל מקצועות הלימוד כדי שיתאים לצורכי שוק התעסוקה), עידוד קליטת נשים לתחומי המדע והטכנולוגיה, עידוד שילוב לימוד דו-חוגי עם מקצועות נדרשים בשוק התעסוקה, הוספת חטיבת לימודים בתחומי לימוד אלה, פרסום קול קורא להגדלת מספר הסטודנטים במקצועות ספציפיים במספר מצומצם של מוסדות באמצעות תכנית מקיפה לנושא ויישום דיפרנציאציה בחלוקת מלגות לסטודנטים בהתאם לתחומי הלימוד.

קידום ושילוב אוכלוסיות ייחודיות במערכת ההשכלה הגבוהה

בהמשך לתכנית הרב-שנתית הקודמת תשים ות״ת דגש על הרחבת הנגישות של מערכת ההשכלה הגבוהה לאוכלוסיות שהנגישות בהן נמוכה יחסית, במיוחד חרדים, יוצאי אתיופיה ובני מיעוטים. תכנית להרחבת הנגישות למערכת ההשכלה הגבוהה עבור החרדים ובני מיעוטים הייתה יעד מרכזי בתכנית הקודמת וות״ת עתידה להמשיך ולהרחיב את התכניות עבור אוכלוסיות אלה. ליוצאי אתיופיה הוקצה תקציב ייחודי, ובמהלך השנה הקרובה תפעל ות״ת על מנת לתכנן ולהפעיל תכנית להרחבת הנגישות עבור אוכלוסייה זו.

בנוסף, נפתח תקצוב ליישום דו״ח הוועדה לקידום וייצוג נשים במוסדות להשכלה גבוהה (2015), כדי לצמצם את הפער המגדרי הקיים בקרב הסגל הבכיר בין נשים לגברים.

משרד הרווחה והשירותים החברתיים

הצעת תקציב הרווחה והשירותים החברתיים לשנת הכספים 2017 (סעיף 23) מסתכמת בכ-8.9 מיליארד ש״ח, מהם כ-6.8 מיליארד ש״ח בהוצאה נטו, וכ-2.1 מיליארד ש״ח בהוצאה מותנית בהכנסה. כמו כן, בשנת 2017 תועמד לרשות המשרד הרשאה להתחייב בגובה של כ-81 מיליון ש״ח.

הצעת תקציב הרווחה והשירותים החברתיים לשנת הכספים 2018 (סעיף 23) מסתכמת בכ-9.5 מיליארד ש״ח, מהם כ-7.3 מיליארד ש״ח בהוצאה נטו, וכ-2.2 מיליארד ש״ח בהוצאה מותנית בהכנסה. בשנת 2018 תועמד לרשות המשרד הרשאה להתחייב בגובה של כ-81 מיליון ש״ח.

משרד הרווחה משמש חולייה מרכזית בהתוויית מדיניות הרווחה בישראל והוא אחראי לקביעת הסטנדרטים של שירותי הרווחה, להערכה ומחקר של השירותים החברתיים ולתקצוב, פיקוח ובקרה של אספקת שירותי הרווחה ברשויות המקומיות, אשר באמצעותן מסופקים מרבית שירותי הרווחה.

דגשים לשנות הכספים 2017 ו-2018

- תוספת מכסות להשמה חוץ-ביתית וקהילתית לאוכלוסיות בסיכון.
- תוספת עבור מימון מכסות להשמה חוץ-ביתית וקהילתית לאוכלוסיות בסיכון.
- תקצוב תכניות לפיתוח שירותים קהילתיים לאוכלוסיות בסיכון ובכללן צעירים וצעירות חסרי עורף משפחתי, נוער במצוקה ואזרחים ותיקים.
- חיזוק מערך השירותים החברתיים ברשויות המקומיות הכולל, בין היתר, תוספת של 300 תקני כוח אדם במחלקות לשירותים חברתיים והרחבת התכנית הכלכלית למשפחות במשבר הנמצאות במעגל העוני.
- חיזוק תכניות להתמודדות עם אלימות ומצבי סיכון הכוללות, בין היתר, שדרוג תעריפים ותוספת עובדים במערכת הטיפול, טיפול ישיר בתופעת האלימות ובמצבי סיכון וכן טיפול בעברייני מין, במכורים, בדרי רחוב ובאסירים משוחררים ושיקומם.
- איחוד והעצמה של השירותים הניתנים לבעלי מוגבלויות בקהילה ובמסגרות חוץ-ביתיות.
- חיזוק יכולת המשילות של משרד הרווחה.
- הרחבת תכניות לקידום תעסוקת בעלי מוגבלויות בקהילה.
- תגבור מערך קציני המבחן – תוספת של 144 קציני מבחן המיועדים לשירות המבחן לנוער ולשירות המבחן למבוגרים.

דגשים אלה, כמו כל שאר הפעולות, היעדים והתכניות המוצגות בהצעת התקציב, יבוצעו כחלק מהתקציב ובהתאם למסגרת התקציבית שהוקצתה לשם כך למשרד הרווחה, כמפורט בכל אחד מסעיפיו.

משרד הבריאות

ההוצאה הציבורית לבריאות צפויה לגדול בכ-8 אחוזים (כ-5 מיליארד ש״ח) בשנת 2017 ובכ-4 אחוזים (3.4 מיליארד ש״ח) בשנת 2018, וסל הבריאות צפוי לגדול בכ-9 אחוזים (כ-4 מיליארד ש״ח – כולל הפנמת תמיכות בסך 855 מיליון ש״ח) בשנת 2017 ובכ-5 אחוזים (2.5 מיליארד ש״ח) בשנת 2018, זאת בהשוואה לגידול צפוי בתוצר (בהתאם לתחזית בנק ישראל מיוני 2016) בסך 2.4 אחוזים ו-2.9 אחוזים, ובהשוואה לגידול בתקציב המדינה בסך 3.4 אחוזים בשנת 2017 ו-4.7 אחוזים בשנת 2018.

הצעת תקציב משרד הבריאות לשנות הכספים 2017 ו-2018 (סעיף 24) מסתכמת בכ-38 מיליארד ש״ח וכ-40.5 מיליארד ש״ח בהתאמה, מהם כ-33.1 מיליארד ש״ח בשנת 2017 וכ-35.5 מיליארד ש״ח בשנת 2018 בהוצאה נטו, וכ-4.9 מיליארד ש״ח בשנת 2017 וכ-5 מיליארד ש״ח בשנת 2018 בהוצאה מותנית בהכנסה. כמו כן, בשנים 2017 ו-2018 תועמד לרשות המשרד הרשאה להתחייב בגובה של כ-375 מיליון ש״ח וכ-409 מיליון ש״ח בהתאמה.

בסעיף הפיתוח של משרד הבריאות (סעיף 67) הצעת התקציב לשנות הכספים 2017 ו-2018 מסתכמת בכ-1.3 מיליארד ש״ח וכ-788 מיליון ש״ח בהתאמה, מהם כ-1.1 מיליארד ש״ח בשנת 2017 וכ-665 מיליון ש״ח בשנת 2018 בהוצאה נטו, וכ-231 מיליון ש״ח בשנת 2017 וכ-123 מיליון ש״ח בשנת 2018 בהוצאה מותנית בהכנסה. כמו כן, בשנים 2017 ו-2018 תועמד לרשות המשרד הרשאה להתחייב בגובה של כ-421 מיליארד ש״ח וכ-930 מיליון ש״ח בהתאמה.

משרד הבריאות עוסק בתכנון, פיקוח, רישוי ותיאום במערכת הבריאות. במסגרת זו המשרד אחראי לקביעת הסטנדרטים המקצועיים בכל תחומי הרפואה ולביצוע פיקוח ובקרה על קופות החולים וגופי בריאות נוספים במסגרת חוק ביטוח בריאות ממלכתי. כמו כן, המשרד עוסק בפיקוח בתחומי המזון, הסביבה, רוקחות וטכנולוגיות רפואיות ורישוי המקצועות הרפואיים.

בנוסף, המשרד מפעיל באופן ישיר (כבעלים) מיטות אשפוז בבתי חולים כלליים ובבתי חולים פסיכיאטריים וגריאטריים (יש בתי חולים אחרים המופעלים על ידי קופות החולים או פועלים כגופים ציבוריים עצמאיים), וכן מפעיל כבעלים חלק ממערכת השירותים הרפואיים המונעים, הקהילתיים והסביבתיים, לרבות תחנות בריאות המשפחה (טיפת חלב), חלוקת מכשירי שיקום וניידות ושירותי בריאות התלמיד. יצוין כי בשנים האחרונות קודמו מספר צעדים על ידי משרדי האוצר והבריאות שנועדו, בין היתר, לצמצם את מעורבות משרד הבריאות באספקת שירותים, היוצרת כפל כובעים בעייתי, ולחזק את תפקידו כרגולטור בתחום הבריאות ביחד עם משרד האוצר.

במסגרת שנות הכספים 2017 ו-2018 מקודמים מספר שינויים מבניים וצעדי מדיניות תקציביים, כחלק ממדיניות הממשלה לפעול לחיזוק מערכת הבריאות הציבורית בישראל תוך הצבתה בסדר עדיפויות גבוה במיוחד.

בהתאם לכך, מקודמת חקיקה לקביעת כללי התחשבנות חדשים בין הקופות לבתי החולים שיתמרצו פיתוח שירותים בקהילה ופעילות מוגברת לקיצור תורים בניתוחים; מקודמים צעדים להגברת האיתנות והמשילות הכלכלית של בתי-חולים וקופות החולים; מקודם מהלך נרחב לשיפור מערך האשפוז הפסיכיאטרי והשירותים בקהילה בתחום זה, הכולל תכנית לאומית להפחתת הגבלות מכניות; יתוקן ההסכם עם אסותא אשדוד כך שבית החולים יפעל ללא שר״פ; תיושם תכנית מיטות רב-שנתית בשים לב לתיעדוף הפריפריה ולחיזוק המערך הגריאטרי; יתווספו 150 תקני מתמחים חדשים; סל שירותי הבריאות יגדל לצורך הרחבת היקף התרופות והטכנולוגיות שבסל; יעודכן מדד יוקר הבריאות ויוקצה תקציב נוסף לקופות החולים; יינקטו צעדים לצמצום התחלואה; תקודם תכנית בין-משרדית לצמצום היפגעות בקרב ילדים; תיושם החלטת הממשלה בדבר השימוש הרפואי בקנביס וכיו״ב.

דגשים לשנות הכספים 2017 ו-2018

- **קביעת כללי ההתחשבנות בין קופות החולים לבתי החולים – מודל הקאפ** – במסגרת חוק ההסדרים במשק המדינה (תיקוני חקיקה להשגת יעדי התקציב לשנת 1997), התשנ״ז-1997, הוחל מנגנון המסדיר את ההתחשבנות בין קופות החולים ובתי החולים (להלן ״מודל הקאפ״), שנועד לקבוע כללים לעניין ההוצאות של קופות החולים על שירותים הנרכשים בבתי חולים. מאז, מדי שלוש שנים מאושר ומיושם מודל קאפ חדש, המקודם על ידי משרדי האוצר והבריאות וההסדר הקיים אמור לפקוע בסוף שנת 2016. בעקבות כך, במסגרת התכנית הכלכלית של הממשלה לשנים 2017 ו-2018 מקודם הסדר התחשבנות חדש.

- **חיזוק היציבות הפיננסית, המשילות והבקרה על בתי החולים הממשלתיים** – על מנת לחזק ולשפר את מערך האשפוז שבבעלות המדינה, תוכננו מספר צעדים שנועדו להבטיח את האיתנות הפיננסית של בתי החולים הממשלתיים ולהגביר את הפיקוח והבקרה על אופן ניהולם מצד משרד הבריאות.

- **קליטת עובדי התאגידים במערך האשפוז הלאומי** – בהתאם להחלטת הממשלה בנושא, מקודם מהלך לקליטת עובדי ״תאגידי הבריאות״ ו״קרן המחקרים״ (להלן ״תאגידי בתי החולים״) בבתי החולים הממשלתיים. בעוד שתכלית הקמת תאגידי בתי החולים הייתה לבצע פעולות רפואיות על בסיס תשתיות בית החולים בשעות אחר הצהריים ולשמש כלי להגברת הגמישות הניהולית למנהלי בית החולים, הלכה למעשה תאגידי בית החולים הפכו למסלול עוקף להעסקת עובדים שלא באמצעות שירות המדינה.

- **שינוי שיטות העסקה** – בהמשך להסכם שנחתם בחודש יולי 2015 בין שר האוצר ליו״ר ההסתדרות בנוגע לשינוי שיטות העסקה ובהתאם להחלטת ממשלה שהתקבלה בנושא, משרדי הבריאות והאוצר יבצעו עבודת מטה במטרה לקלוט את עובדי התאגידים העובדים בשעות הבוקר תוך הפסקת האפשרות לקלוט עובדים חדשים בתאגידים בתחומים אלה וכן יתוקנו תקנות התאגידים על מנת לאפשר את יישום הצעד האמור במקביל למניעת סבסוד מצד בית החולים של התאגיד וכן צעדים נוספים נדרשים.

- **הקמת חטיבה במשרד הבריאות לניהול המרכזים הרפואיים הממשלתיים ויצירת מערכת תמריצים מתאימה לעמידה במסגרות התקציב** – באוגוסט 2015 הוחלט על הקמת חטיבת המרכזים הרפואיים הממשלתיים במשרד הבריאות. בהתאם להחלטה, החטיבה הכפופה למנכ״ל המשרד היא הגוף המנהל של כלל המרכזים הרפואיים הממשלתיים (כלליים, פסיכיאטריים וגריאטריים) ושל הגופים הפועלים לידם בכלל תחומי העיסוק שלהם. החטיבה

אמונה בין היתר על התכנסות כלל המרכזים שבאחריותה למסגרות התקציב אשר מאושרות על ידי הממשלה והכנסת. בהתאם לכך נקבעו בהחלטת ממשלה צעדים קונקרטיים שיש לנקוט כדי לוודא עמידה במסגרות התקציב וכן נקבע כי החטיבה תפתח ותיישם מודל של תמריצים אפקטיביים מתאימים ביחס לבתי החולים הממשלתיים ותאגידי הבריאות שלידם, על מנת להבטיח את עמידתם ביעדים, בהוראות ובהנחיות המחייבות. במסגרת מתן הכלים להגברת משילות החטיבה, ניתנו לחטיבה משאבים תוספתיים לצורך תמרוץ בתי החולים ושיפור השירות וכן נקבע כי תינתן ודאות תקציבית בתחילת השנה לגופים השונים כדי לאפשר תכנון תקציבי מסודר.

- **קידום צעדי תמחור חדשים** – בהתאם לסיכום שבין משרד הבריאות למשרד האוצר, נקבע כי יוקם צוות שיפעל במסגרת תת-וועדת מחירים והוא יגיש את המלצותיו לוועדת המחירים הבין-משרדית עד אפריל 2017. מטרתו תהיה לבחון את האפשרות לבצע תמחור של פעולות ושירותי אשפוז לפי מאפייני החולה, לרבות גיל ותחלואה נוספת. כמו כן נקבע כי יוקם צוות שיפעל במתכונת דומה ויבחן את השירותים הניתנים בחדר המיון ואת הצורך בהגדרת תעריפים שונים לשירותים השונים בחדר מיון. הצוות יגיש את המלצותיו לוועדת המחירים הבין-משרדית. בסיכום נקבע עוד כי יוגדרו המקרים שבהם ביקור חוזר במיון, עד 24 שעות, לא יחויב בתשלום וכי יוגדרו לוח זמנים לגבי המתנה של חולה מאושפז לבדיקות שונות בבתי החולים וכללי החיוב לעניין זה.

- **הגעה להסדר עם אסותא אשדוד על פעילותו ללא שר״פ והפעלתו כבי״ח ציבורי רגיל** – כחלק ממדיניות הממשלה הדוגלת בחיזוק הרפואה הציבורית ובהנגשת שירותים רפואיים לכלל האוכלוסייה, נציגי משרד האוצר ומשרד הבריאות הגיעו להבנות עם בית החולים אסותא, ובמסגרתן נקבע כי תבוטל האפשרות להקים מערך שירותי רפואה פרטיים (שר״פ).

- **הגדלת סל הבריאות עבור תוספת טכנולוגיות ושירותים וחיזוק האיתנות הפיננסית של הקופות** – במטרה לאפשר לקופות החולים ודאות באשר לתקציבן ותכנון ארוך טווח, אישרה הממשלה בהחלטה מספר 1896 מיום 11 באוגוסט 2016 את הסיכום התלת-שנתי שעניינו עדכון עלות סל שירותי הבריאות לשנים 2017 עד 2019. בהתאם לסיכום זה נקבע כי בכל אחת מהשנים 2017–2019 תינתן תוספת לסל הבריאות עבור טכנולוגיות ושירותים נוספים בסך של 500 מיליון ש״ח. כמו כן, מעבר לתוספות אלה ניתנו לבסיס הסל תוספות של 175 מיליון ש״ח בשנת 2016, 215 מיליון ש״ח בשנת 2017 ו-32 מיליון ש״ח בשנת 2018. זאת לאחר האישור בכנסת של חוק הקאפ ותקנות הקפיטציה. בנוסף, הופנמו בבסיס סל הבריאות 800 מיליון ש״ח מהתמיכות שבמסגרת הסכמי הייצוב והתמיכות הניתנות לקופות החולים ועודכן הרכב מדד יוקר הבריאות, על מנת לשפר את ההלימה בינו לבין התייקרות מחירי התשומות של השירותים שקופות החולים מספקות למבוטחיהן.

- **התכנית הלאומית להפחתת הגבלות מכניות ושיפור מערך האשפוז הפסיכיאטרי** – במסגרת העמדת ״המטופל במרכז״ הוחלט על תכנית לאומית להפחתת הגבלות מכניות ושיפור מערך האשפוז הפסיכיאטרי. מטרת תכנית זו היא להעצים את מערך האשפוז הקיים, לשפר את הסטנדרט ברמת תקינת כוח אדם ואיכות השירות, ולשפר את חווית המטופל והצוות המטפל. במסגרת תכנית זו יוקצו למערך האשפוז הפסיכיאטרי בשנתיים הקרובות סך של 100 תקנים ויוקדש תקציב ייעודי להפוגות הפעלה אחה״צ; יוקצה תקציב ייעודי נוסף להכשרות של הצוות המטפל הן בתוך המחלקה והן בפעילויות מחוצה לה; ויוקצה תקציב ייעודי של 140 מיליון ש״ח בפריסה רב-שנתית לתכנית בינוי לאומית של המערך הפסיכיאטרי הלאומי.

- **יישום תכנית להרחבת היצע מיטות, תוך מיקוד בתוספת מיטות גריאטריות** – תיושם תכנית רב-שנתית לשנים 2022–2017 להרחבת היצע מיטות האשפוז בבתי החולים השונים, בהתאם לפירוט שלהלן:

	2017	2018	2019	2020	2021	2022	סה"כ
כלליים	200	180	210	210	200	200	1,200
גריאטריה (הקצאה דרך קופות החולים)	150	150	150	150	150		750
פסיכיאטריה	30	30	30	30	30		150
סה"כ	380	360	390	390	380	200	2,100

- **תוספת של 150 תקני מתמחים** – בהתאם לסיכום בין משרד האוצר למשרד הבריאות, יוקצו 75 תקנים עבור מתמחים ברפואה בכל אחת מהשנים 2017 ו-2018 (סה"כ 150 תקנים). התקנים יחולקו בין כלל משקי האשפוז (כללי, פסיכיאטרי וגריאטרי) וקופות החולים.

- **הגדלה הדרגתית של מספר הסטודנטים לרפואה בהתאם למתווה שגובש עם הוות"ת** – לשם הגדלת היצע הרופאים העתידי, הוחלט כי מספר הסטודנטים לרפואה יגדל, כך שבכל אחת משנות הלימודים התשע"ח–התשפ"ב (2017–2021) יתווספו 20 תקני סטודנטים עד ל-100 תקני סטודנטים נוספים בשנת הלימודים התשפ"ב. כן נקבע כי ככל שתחול ירידה מקבילה במספר התלמידים בחו"ל, יגדל מספר הסטודנטים בארץ בסוף התקופה האמורה ב-50 תלמידים נוספים, כך שיעמוד על כ-950.

- **פעולות נוספות לצמצום התחלואה ולעידוד רפואה מונעת** – יינקטו צעדים נוספים במטרה לקדם את בריאות הציבור, כגון חיסוני שפעת ותכנית אפשרי-בריא (תכנית לאומית לחיים פעילים ובריאים) וכן צעדים שמטרתם צמצום התחלואה.

- **תמיכה בבי"ח ציבוריים קטנים** – על מנת לחזק את האיתנות הפיננסית של בתי חולים ציבוריים קטנים, נקבע כי החל משנת 2017 יתוקצב מבחן תמיכה בסך 60 מיליון ש"ח לבתי חולים אלו.

- **תכנית מערכתית לצמצום תאונות בקרב ילדים** – משרד הבריאות יפעיל תכנית מערכתית שתגובש ותופעל על ידי המשרד, בשיתוף משרדי הממשלה האחרים, לצמצום תאונות בקרב ילדים. תכנית זו, אשר סך מקורותיה יעמוד על 10 מליון ש"ח בכל אחת מהשנים 2017 ו-2018, תחליף תכניות מצומצמות יותר שהופעלו עד כה ותכלול התייחסות מקצועית לתובנות שעלו משיתוף הפעולה בעבר עם הגורמים הרלוונטיים.

- **תגבור התקציב לטיפול בנפגעות תקיפה מינית** – לבסיס תקציב משרד הבריאות בשנת 2017 תינתן תוספת של 5 מיליון ש"ח לשירותים מיוחדים בבריאות הנפש, לרבות שירותים רפואיים לנפגעות תקיפה מינית. כן תהיה התייחסות לנושא זה במסגרת גיבוש תכנית המיטות הרב-שנתית.

- **יישום החלטת ממשלה על הסדרת גידול ומכירת קנביס רפואי** – תיושם החלטת ממשלה 1587, מיום 26 ביוני 2016, שבה נקבע כי היחידה לקנביס רפואי תמשיך לשמש "סוכנות ממשלתית" בכל הנוגע לפיקוח ולהסדרת הטיפול בקנביס למטרות רפואיות ולמחקר. הפיקוח על התחום יהיה באחריות משרד הבריאות בשיתוף משרדים נוספים.

משרד העלייה והקליטה

הצעת התקציב של משרד העלייה והקליטה לשנות הכספים 2018-2017 מסתכמת בכ-1.9 מיליארד ש"ח נטו בכל שנה. כמו כן, לרשות המשרד תועמד הרשאה להתחייב בגובה של כ-1 מיליארד ש"ח בכל אחת משנות התקציב.

דגשים לשנות הכספים 2017 ו-2018

- **עידוד העלייה** – התקציב לעידוד העלייה נועד לקדם תכניות קליטה על בסיס ההנחה שקליטה טובה יותר, המותאמת לצורכי העולים, היא כלי לעידוד המשך העלייה בעתיד, וכי קליטה מוצלחת של עולים בארץ מעודדת עולים פוטנציאלים להחליט על העתקת מרכז חייהם לישראל.
- **תעסוקה ויזמות** – יימשכו פיתוח וקידום תכניות לשילובם של העולים בתעסוקה וסיוע במימוש זכויותיהם בעת המפגש עם עולם העבודה.
- **קליטת יוצאי אתיופיה** – המשרד פועל לקליטת בני העדה האתיופית בהתאם להחלטות הממשלה בנושא ומוביל את החלת תכנית "דרך חדשה" על כלל משרדי הממשלה.
- **פתרונות דיור לעולים** – המשרד ממשיך בפעילותו למתן פתרונות דיור לעולים במסגרת מרכזי הקליטה, ההוסטלים ומקבצי הדיור, לצד שיפור התכניות לסיוע ארוך טווח בתשלומי שכר דירה לעולים שישכרו דירות בשוק הפרטי. כמו כן, המשרד ימשיך בצעדים למניעת ניצול לרעה של כספי הדיור הניתנים לעולים מצד גורמים לא אמינים בשוק התיווך.
- **קליטת צעירים** – המשרד מטפל באוכלוסיה צעירה במספר תכניות ואף מפעיל תכניות ממוקדות צעירים, כגון מרכזי צעירים בנגב ובגליל.
- **חינוך** – המשרד ממשיך לסייע לתכניות לימוד לעולים בחינוך הלא-פורמלי הן באופן ישיר והן באמצעות גופים נוספים. במסגרת זאת, המשרד ממשיך לקיים תכניות ללימוד עברית מחוץ לאולפנים, בדגש על אוכלוסיות הצעירים והקשישים.
- **טיפול בסטודנטים עולים** – המשרד ממשיך לסייע לסטודנטים עולים באמצעות מלגות לשכר לימוד, מלגות קיום והלוואות וכן בסיוע בלימוד השפה העברית, השפה האנגלית, שיעורי עזר וסעד נפשי.
- **חיילים עולים** – המשרד ממשיך לטפל בעולים שהם חיילים בודדים, חיילים נשואים ועולות בודדות המשרתות בשירות הלאומי באמצעות סיוע כספי, ייעוץ והכוונה.
- **שימת דגש על נושאי קליטה חברתית** – המשרד מרחיב את הטיפול והסיוע בשיתוף הרשויות המקומיות אשר מקצות מתקציבן לנושא קליטת העלייה.
- **מיקוד פעילות קליטת העלייה** – המשרד מגביר את הסיוע בקליטת העלייה באזורי הפריפריה.

הרשות לזכויות ניצולי השואה

הצעת תקציב הרשות לזכויות ניצולי השואה (סעיף 25) מסתכמת בכ-4.2 מיליארד ש״ח בשנת הכספים 2017 ובכ-4.1 מיליארד ש״ח בשנת הכספים 2018.

הרשות לזכויות ניצולי השואה פועלת מכוח חוק נכי המלחמה בנאצים, תשי״ד-1954, חוק נכי רדיפות הנאצים, תשי״ז-1957 וחוק ההטבות לניצולי השואה הנזקקים התשס״ז-2007 ותיקונו בשנת 2014.

בשנת 2016 עמד מספר הזכאים הכולל לתגמולים ולהטבות מהרשות לזכויות ניצולי שואה על למעלה מ-200,000 איש. הרשות לזכויות ניצולי השואה מעניקה שלושה סוגי זכאויות:

- זכאות לתגמול חודשי לפי חוק נכי רדיפות הנאצים, חוק נכי המלחמה בנאצים או חוק ההטבות לניצולי השואה.
- זכאות למענק שנתי לפי חוק ההטבות לניצולי השואה או לפי החלטות מנהליות שקיבל שר האוצר.
- זכאות רק לפטור מתשלום על תרופות בסל הבריאות (שלו זכאים כל ניצולי ופליטי השואה) עבור מקבלי קצבאות ממדינות זרות.

דגשים לשנות הכספים 2017 ו-2018

- סיוע ליוצאי מרוקו, אלג׳יריה ועירק – ביום 3 בדצמבר 2015 התקבלה החלטת שר האוצר על מתן סיוע לקבוצות שחוו התנכלויות אנטישמיות וגזעניות בתקופת מלחמת העולם השנייה: יוצאי מרוקו ואלג׳יריה שסבלו הגבלות בתחומי חיים שונים במסגרת שלטון וישי (מי ששהה במרוקו בתאריכים 22 ביוני 1940 עד 10 בנובמבר 1942 או מי ששהה באלג׳יריה בתאריכים 22 ביוני 1940 עד 7 בנובמבר 1942), וכן יוצאי עיראק שחוו את אירועי הפרהוד (שהתרחשו ב-1–2 ביוני 1941) זכאים למענק שנתי בסך 3,600 ש״ח ולפטור מלא מתשלום דמי השתתפות עצמית ברכישת תרופות מרשם הכלולות בסל שירותי הבריאות.
- תגמולים לעובדי כפייה ולילדים שהתלוו לאחד מהוריהם שעבד בכפייה – ביום 3 בדצמבר 2015 התקבלה החלטת שר האוצר על תשלום תגמולים חודשיים (כנכי רדיפות הנאצים) לניצולי שואה שעלו לאחר 1 באוקטובר 1953 ואשר ביצעו עבודות כפייה בתקופת המלחמה. מדובר בעבודה שבוצעה בכפייה על פי צו שלטוני, למשך תקופה רצופה ומשמעותית, ואשר אילולא בוצעה היה צפוי עונש. בנוסף, בחודש מאי 2016 הוחלט להכיר גם בילדים שהתלוו לאחד מהוריהם לעבודות כפייה כאמור.
- הגדלת המענק השנתי המשולם לפליטי שואה – במסגרת התכנית הכלכלית לשנים 2017 ו-2018 החליטה הממשלה על הגדלת מענק ההטבות המשולם לפי סעיף 4 לחוק הטבות לניצולי שואה, התשס״ז-2007, כך שיעמוד על סך של 3,960 ש״ח לשנה במקום 3,600 ש״ח.
- ביטול ניכוי הקצבה מקרן סעיף 2 מהתגמולים המשולמים לנזקקים – במסגרת התכנית הכלכלית לשנים 2017 ו-2018 החליטה הממשלה על ביטול הניכוי של סכום הקצבה החודשית המשולמת מוועידת התביעות לפי ההסכם

שנחתם ביום 9 באוקטובר 1992, בידי שר האוצר הפדרלי של גרמניה לבין ועידת התביעות החומריות של יהודים נגד גרמניה ("קרן סעיף 2"), מהתגמול לפי הכנסה או מהתגמול המוגדל לפי הכנסה המשולם לניצולי השואה מהרשות לזכויות ניצולי השואה.

משרד המדע, הטכנולוגיה והחלל

הצעת התקציב של משרד המדע, הטכנולוגיה והחלל (ללא תקציב המטה המשותף למשרד המדע ומשרד התרבות והספורט) מסתכמת בכ-296 מיליון ש״ח במזומן ובכ-185 מיליון ש״ח בהרשאה להתחייב לשנת התקציב 2017, ובכ-311 מיליון ש״ח במוזמן ובכ-190 מיליון ש״ח בהרשאה להתחייב לשנת 2018.

משרד המדע, הטכנולוגיה והחלל פועל לקביעת מדיניות ולקידום, חיזוק והקמת תשתית בתחום המדע והטכנולוגיה. המשרד פועל במטרה לקדם, להרחיב ולהעמיק את הפיתוח המדעי, הטכנולוגי והתשתיתי וכן מקדם את הפעילות המדעית של ישראל בזירה הבין-לאומית ומעודד קירוב של הקהילה למדע, בדגש על קידום המחקר בפריפריה.

דגשים לשנות הכספים 2017 ו-2018

- הרחבת הפעילות במדע ובקהילה לרבות תקצוב ״סל מדע״.
- הרחבת התמיכה במרכזי המחקר והפיתוח האזוריים הפועלים בפריפריה.
- המשך יישומה וקידומה של תכנית החלל האזרחית.
- מיסוד והרחבת התמיכה במחקר מדעי יישומי והנדסי.
- הרחבת פעילות קשרי החוץ המדעיים, לרבות תגבור המחקרים המשותפים, תמיכה בקיום כנסים בין-לאומיים בישראל ותגבור התקצוב לארגונים בין-לאומיים לאור עליית התמ״ג של מדינת ישראל בהשוואה לתמ״ג של מדינות אירופה.

משרד התרבות והספורט

הצעת תקציב משרד התרבות והספורט לשנות הכספים 2017 ו-2018 (ללא תקציב המטה המשותף עם משרד המדע, הטכנולוגיה והחלל) מסתכמת בכ-1.1 מיליארד ש״ח וכ-1.1 מיליארד ש״ח בהתאמה, מהם כ-1 מיליארד ש״ח בשנת 2017 וכ-1.1 מיליארד ש״ח בשנת 2018 בהוצאה נטו, וכ-17 מיליון ש״ח בכל אחת משנות הכספים 2017 ו-2018 בהוצאה מותנית בהכנסה. כמו כן, בכל אחת משנות הכספים 2017 ו-2018 תועמד לרשות המשרד הרשאה להתחייב בגובה של כ-79.5 מיליון ש״ח.

הצעת תקציב המטה המשותף למשרד המדע, הטכנולוגיה והחלל ולמשרד התרבות והספורט לשנות הכספים 2017 ו-2018 מסתכמת בכ-103 ו-102 מיליון ש״ח בהתאמה, מהם כ-18 מיליון ש״ח בכל אחת משנות הכספים 2017 ו-2018 הם תקציב מרכז ההסברה.

משרד התרבות והספורט פועל לקביעת מדיניות ולקידום, לחיזוק ולהקמת תשתית בשני התחומים העיקריים שבסמכותו: התרבות והספורט. בתחום התרבות – המשרד תומך במוסדות תרבות ואמנות, במפעלים ובאירועי תרבות, ביוצרים ובמבצעים, המהווים את התשתית לחיי התרבות והאמנות בישראל. בתחום הספורט – המשרד פועל לקידום ולפיתוח הספורט התחרותי והעממי תוך סיוע לרשויות המקומיות, להתאחדויות ולאיגודי הספורט.

דגשים לשנות הכספים 2017 ו-2018

- ביום 5 באוגוסט 2015 נחתם הסכם דו-שנתי בין משרד התרבות והספורט למשרד האוצר המעגן את תקציב מנהל התרבות לשנים 2015 ו-2016. בהתאם להסכם האמור, תקציב מנהל התרבות לשנת 2015 עמד על 569.5 מיליון ש״ח ובשנת 2016 הוא עמד על 619.5 מיליון ש״ח (לא כולל תקציביים ייעודים המפורטים בהסכם).
- ביום 2 באוגוסט 2016 נחתם הסכם דו-שנתי בין משרד התרבות והספורט, פורום מוסדות תרבות ומשרד האוצר המעגן את תקציב מנהל התרבות לשנים 2017 ו-2018. בהתאם להסכם האמור יעמוד תקציב מנהל התרבות לשנת 2017 על כ-896 מיליון ש״ח ובשנת 2018 – על כ-946 מיליון ש״ח (לא כולל תקציב רשות העתיקות).
- תקציב הקולנוע – ביום 13 במאי 2013 נחתם הסכם נוסף לשנים 2014–2018, כך שבכל אחת משנות ההסכם יעמוד התקציב על 79.5 מיליון ש״ח. כחלק מהסיכום התקציבי לשנים 2017 ו-2018 הוחלט על התחלת עבודת מטה לצורך הקמת קרן קולנוע אזורית ייעודית לדרום הארץ.
- חוק הספריות – תיקון מס׳ 3 לחוק הספריות הציבוריות, תשל״ה- 1975 מיום 26 ביולי 2007 קובע כי השתתפות המדינה בהחזקתן ובניהולן של הספריות הציבוריות תהיה בשיעור 50 אחוזים מסכום הבסיס. סכום הבסיס מוגדר כסכום הכולל של השתתפות אוצר המדינה והרשויות המקומיות בהחזקתן ובניהולן של הספריות הציבוריות בשנת 2006. על-פי הוראת החוק האמורה, החל משנת 2015 ואילך עומד תקציב הספריות על 85 מיליון ש״ח.

- מרכז ההסברה – החל משנת 2015 עברה פעילות מרכז ההסברה ממשרד ראש הממשלה למשרד התרבות והספורט. היקף תקציב המרכז בשנות התקציב 2015–2016 עמד על כ-20 מיליון וכ-16 מיליון ש"ח בהתאמה. היקף תקציב המרכז יעמוד בכל אחת משנות הכספים 2017 ו-2018 על כ-18 מיליון ש"ח. מרכז ההסברה אחראי לארגון ולהפקת הטקסים הממלכתיים של המדינה בכל רחבי הארץ ובכלל זאת טקסי אזכרה ממלכתיים, טקסי יום הזיכרון וטקסי יום העצמאות ושיתופם של בני נוער וחיילים בטקסים הממלכתיים כמנוף ללימודי המורשת הלאומית. עוד הוא אחראי לייזום ולהפקה של שנתון המדינה ושל פרסומים בנושאים שונים בעלי ערך לאומי.

- ביום 1 באוגוסט 2016 נחתם הסכם דו-שנתי בין משרד התרבות והספורט ומשרד האוצר המעגן את תקציב מנהל הספורט לשנים 2017 ו-2018. בהתאם להסכם האמור יעמוד תקציב מנהל הספורט לשנת 2017 על כ-139 מיליון ש"ח ובשנת 2018 – על כ- 146 מיליון ש"ח. במסגרת הסכם זה תינתן תוספת תקציבית לפעילות המשרד, בין היתר בנושאים אלה: העמקת פעילות "סל הספורט" ברשויות המקומיות; תגבור תקציב ההכנות האולימפיות; יישום חוק המאמנים; קידום הספורט המוטורי ותשתית המתקנים בענף זה; תגבור תקציב מתקני הספורט וכן העמדת תקציב לפרויקטי ספורט נוספים הנמצאים בשלבי גיבוש מקצועי.

- סל הספורט – סל הספורט הוא האמצעי שבו משרד התרבות והספורט מטמיע את מדיניותו באמצעות הרשויות המקומיות. הסל ניתן כתמיכה לכל רשות העומדת בתנאי הסף ומקיימת פעילות לרבות טורנירים, ליגות, אירועים ויוזמות בספורט. ביום 1 באוגוסט 2016 נחתם הסכם דו-שנתי בין משרד התרבות והספורט למשרד האוצר המעגן את תקציב מנהל הספורט לשנות הכספים 2017 ו-2018. בהתאם להסכם האמור יתווספו לתקציב סל הספורט 7.5 מיליון ש"ח בשנת 2017 ו-3 מיליון ש"ח נוספים בשנת 2018.

- תכנית "פרחי ספורט" – בשנת 2014 החל המשרד להפעיל את תכנית "פרחי ספורט" בהתאם להחלטת ממשלה 1016 מיום 8 בדצמבר 2013 ובהתאם להחלטת ממשלה 1655 מיום 5 ביוני 2014 בנושא התכנית הלאומית לקידום ספורט ילדים ובני נוער. במסגרת תכנית זו המשרד תומך ברשויות המקומיות לצורך סיוע בהקמה ובהפעלה של קבוצות ספורט חדשות עבור ילדים וילדות גילאי 8–12 בענפי הספורט המועדפים. התכנית מתמקדת בענפי הספורט המועדפים בלבד, כל זאת לשם הגברת שיעור ההשתתפות של ילדים וילדות בפעילות ספורטיבית.

- חוק וינגייט – מטרת החוק היא לאפשר שיפור בהישגי הספורט ברמה הבין-לאומית, על ידי העמדת מתקן אימון מתקדם לענפי הספורט השונים, כולל מעטפת מלאה (רפואה, פיזיולוגיה, תזונה, אקדמיה, התאוששות, פיזיותרפיה) שתהווה בסיס להצטיינות. החזון מאחורי חקיקת חוק וינגייט הוא הפיכת המכון למכון לאומי, כפי שקיים במספר מדינות מפותחות ברחבי העולם. הצעת החוק האמורה אושרה בוועדת השרים ביום 29 במאי 2016 ועברה בקריאה ראשונה ביום 2 באוגוסט 2016.


ענפי המשק

ענפי המשק

קבוצת ההוצאות המשויכות לענפי המשק כוללת את ההוצאות בגין תעשייה ותעסוקה, תיירות, חקלאות, הגנת הסביבה ותקשורת.

מאפייני התקציב

התמיכה לענפי המשק נועדה לעודד צמיחה בת-קיימא בענפי המשק השונים באמצעות ייזום וקידום רפורמות מבניות וענפיות, הסרת חסמים מנהליים ופתיחת "צווארי בקבוק" שתכליתם לשפר את כושר התחרות של המשק הישראלי באמצעות ניהול תקציב התמיכות למגזר העסקי, שנועד בעיקרו לפתור כשלי שוק שהסקטור העסקי עומד בפניהם. בנוסף, חלק מן המשרדים שדרכם מתבצעת התמיכה לענפי המשק פועלים גם כרגולטור שתפקידו, בין השאר, להבטיח תחרות ענפית.

במסגרת הצעת התקציב לשנות הכספים 2017 ו-2018 החליטה הממשלה, בין היתר, לשים דגש על שינויים מבניים להסרת חסמי סחר, הגדלת הפיריון והפחתת הנטל הרגולטורי; לחזק את הקשרים הבין-לאומיים של התעשייה עתירת הידע בישראל; לפעול לעידוד עסקים קטנים ובינוניים; לקדם את הייצוא ואת הקשרים הכלכליים של מדינת ישראל; להמשיך לעודד תנאים להיווצרותם של מקורות תעסוקה שיענו על צרכים כלכליים ארוכי טווח, תוך מתן עדיפות לאזורי הפריפריה; להמשיך לפעול להגברת התחרות בענף התקשורת ועוד.

התקציב לתמיכה בענפי המשק לשנת הכספים 2017 עומד על כ-16 מיליארד ש״ח, סכום המהווה כ-4.3 אחוזים מסך ההוצאה התקציבית. בשנת 2018 תקציב זה יעמוד על כ-18 מיליארד ש״ח, סכום שיהווה כ-4.9 אחוזים מסך ההוצאה התקציבית.

תקציב ענפי המשק לשנת הכספים 2017
במליארדי ש"ח



תעשיה ותעסוקה
נטו
6.4
הוצאה מותנית בהכנסה
0.7
חקלאות
1.8
0.2
הגנת הסביבה
0.4
0.9
תיירות
1.0
0.1
תקשורת
0.1
0.02
0
1
2
3
4
5
6
7
8

תקציב ענפי המשק לשנת הכספים 2018
במליארדי ש"ח



תעשיה ותעסוקה
נטו
6.4
הוצאה מותנית בהכנסה
0.7
חקלאות
1.8
0.2
הגנת הסביבה
0.3
0.8
תיירות
0.9
0.1
תקשורת
0.1
0.02
0
1
2
3
4
5
6
7
8

ענף התעשייה והתעסוקה

בשנת 2015 צמח המשק הישראלי בקצב של 2.5 אחוזים (במחירים קבועים), בהשוואה לשיעור הצמיחה הממוצע בשנים האחרונות שעמד על 3.3 אחוזים בין השנים 2012 ו-2014. קצב הצמיחה בשנת 2015 הושפע בעיקר מירידה בהיקף הייצוא וההשקעות, זאת על רקע ההאטה המתמשכת בסחר העולמי. מנגד, הצריכה הפרטית והציבורית תמכו בהגדלת הפעילות הכלכלית במשק. בשנת 2015 הסתכם התוצר המקומי הגולמי בכ- 1.1 מיליארד ש״ח במחירים שוטפים. יצוין כי המחצית הראשונה של שנת 2016 אופיינה בקצב צמיחה מואץ יחסית לשנת 2015, בהובלת ההשקעה בנכסים קבועים אשר גדלה ב-13 אחוזים ולצידה בגידול בצריכה הפרטית ב-7.3 אחוזים ובייצוא ב-4.9 אחוזים בקצב שנתי.

התוצר העסקי מהווה כ-74 אחוזים מסך התוצר. המרכיבים העיקריים של התוצר העסקי הם ענפי השירותים והמסחר (70 אחוזים) והתעשייה (20 אחוזים), ולצדם ענפי הבינוי והחקלאות. בשנת 2015 צמח התוצר העסקי בשיעור של כ-2.3 אחוזים (במחירים קבועים) בהשוואה ל-3.1 אחוזים בשנת 2014. יצוין כי במחצית השנייה של שנת 2016 התוצר העסקי גדל ב-2.2 אחוזים בקצב שנתי.

מדד הייצור התעשייתי, אשר מעיד על מגמת הצמיחה בענף התעשייה, עלה בשנת 2015 בכ-2.2 אחוזים לאחר שעלה בשנת 2014 בכ- 1.2 האחוז. חלק מזה ניתן להסבר בכך שבין המחצית השנייה של שנת 2014 לתחילת 2016 חלה ירידה במחירי הסחורות וחומרי הגלם, ובפרט ירידה חדה במחירי הנפט. בתוך כך, בענפי הטכנולוגיה העילית, הכוללים בין השאר את ענפי ציוד תקשורת, רכיבים אלקטרוניים, כלי טיס ותרופות, נרשמה עלייה גבוהה יחסית של 4.1 אחוזים בשנת 2015 (ראה תרשים 2), לצד עלייה מתונה יותר בענפי התעשייה המסורתיים וכן התכווצות בענף הטכנולוגיה המעורבת-עילית.

ההוצאה הלאומית למחקר ופיתוח אזרחי במחירים שוטפים, הסתכמה בשנת 2014 ב-44.8 מיליארד ש״ח ושיעורה מתוך התמ״ג עמד על 4.1 אחוזים, שיעור זהה לשנים 2012 ו-2013. במחירים קבועים עלתה ההוצאה הלאומית למחקר ופיתוח אזרחי ב-3.4 אחוזים בשנת 2014, לאחר עלייה של 0.4 האחוז בשנת 2013 ועלייה של 4.1 אחוזים בשנת 2012. ההתפתחות זו משקפת עלייה של 3.6 אחוזים בהוצאות למו״פ במגזר העסקי ב-2014, בהמשך לעלייה של 1 אחוז בשנת 2013 ועלייה של 4.5 אחוזים בשנת 2012. העלייה בהוצאה למו״פ במגזר העסקי בשנת 2014 משקפת בעיקר עלייה בענף תכנות וייעוץ ב-5.5 אחוזים ועלייה בענף המו״פ ב-5.1 אחוזים, הכולל מרכזי פיתוח רב-לאומיים, חברות הזנק, חממות טכנולוגיות ומכוני מחקר. בענפי התעשייה נרשמה בשנת 2014 עלייה של 0.3 האחוז, לאחר ירידה של 2.3 אחוזים בשנת 2013. במגזר הממשלתי עלתה ההוצאה למו״פ בשנת 2014 ב-3.9 אחוזים בהמשך לעלייה של 1.8 אחוז בשנת 2013 ועלייה של 6.3 אחוזים ב-2012.

הממשלה פועלת ולהפחתת יוקר המחייה ולהגדלת הפיריון במשק, בין היתר, ע״י הגברת התחרותיות והפחתת הנטל הביורוקרטי על עסקים. בתחום זה מובילה הממשלה מספר שינויים משמעותיים:

התקציב לשנים 2017 ו-2018 מכיל מנועי צמיחה משמעותיים, לרבות השקעות בתשתיות התחבורה, תקציבים לעידוד התעשייה, השירותים ומגזר ההיי-טק, הפחתת מסים והשקעה בהון האנושי. כל זאת במטרה לעודד את הפעילות הכלכלית במשק ולהביא להעלאת הפריון.

במסגרת זאת, תקציב כלי הסיוע למגזר העסקי המופעלים על ידי משרד הכלכלה והתעשייה והרשות לחדשנות הוגדלו במאות מיליוני ש״ח בשנים 2017 ו-2018, ויוקצו לעידוד העסקים הקטנים, התעשייה, הייצוא ועידוד החדשנות ותעשיית


ענפי המשק

ההיי-טק. בתוך כך יושקו מספר מסלולים חדשים להעלאת הפריון בסקטורים השונים, במיוחד בתעשייה המסורתית, וכן יוקצו תקציבים להקמת חממה ביו-טכנולוגית ומכוני מחקר תעשייתיים.

ניתוח רמת הפיריון של המשק הישראלי מראה כי הפריון לשעת עבודה בישראל מהווה כ-76 אחוזים מממוצע מדינות ה-OECD. פער הפיריון גדול במיוחד בענפים מקומיים בלתי-סחירים, כגון ענפי המסחר והשירותים או כאלה המוגנים על ידי חסמי סחר, כגון תעשיית המזון, החקלאות והבנייה. לפער הפיריון גורמים רבים, לרבות המאפיינים הדמוגרפיים של ישראל בהשוואה למדינות ה-OECD והתמורות בשוק התעסוקה, רמת חדשנות נמוכה יחסית בענפים מקומיים בלתי-סחירים, נטל רגולטורי המקשה על עשיית עסקים ועוד. בעקבות כך, במסגרת התקציב לשנים 2017 ו-2018 הושם דגש על מסלולים להעלאת הפיריון בענפי המשק כמתואר להלן:

- **מסלול להעלאת הפיריון בתעשייה המסורתית** – מסלול זה יופעל על ידי מרכז ההשקעות והוא יתמקד בהעלאת הפיריון בתעשייה המסורתית, באמצעות קידום תכנית שתשלב השקעות הון פיזיות לצד השקעות נוספות, כגון ייעוץ והטמעת טכנלוגיות חדשניות וכלים ניהוליים. מסלול זה יופעל כפיילוט בשלב הראשון באזור הצפון, על מנת לתרום לחיזוק ענף התעשייה באזור זה, וילווה במחקר אפקטיביות.
- **מסלול להעלאת הפיריון בענפי המסחר והשירותים** – מסלול זה יופעל על ידי הסוכנות לעסקים קטנים ובינוניים ויתמקד בהעלאת הפיריון בעסקים קטנים ובינוניים בענפי המסחר והשירותים, באמצעות סיוע בהטמעת טכנולוגיות חדשניות וכלים ניהוליים וילווה במחקר אפקטיביות.
- **מסלול להגברת התחרות בענפים ריכוזיים** – בהמשך למסלול לקידום התחרות בענף החלב בשנת 2015 וההקצאה המתוכננת לשנת 2016 בתחום מוצרי הבשר הכשר ומוצרי המזון נטולי הגלוטן, גם בשנים 2017 ו-2018 מתוכננת הקצאה תחרותית לשווקים ריכוזיים נוספים, במטרה למקסם את כושר התחרות של יצרנים מקומיים קטנים ובינוניים באמצעות מענק לביצוע השקעה הונית, ובכך להפחית את רמת המחירים באותו ענף.
- **מענקים לסיוע במימון חיבור למערכת חלוקת הגז הטבעי** – בראייה ארוכת טווח, עלות הגז הטבעי נמוכה בהשוואה לדלקים אחרים שבשימוש מפעלי התעשייה. כתוצאה מכך, חיבורם של המפעלים הוא בעל חשיבות רבה לרמת הפיריון והתחרות של המפעל הבודד ושל המשק כולו. בהמשך לשינוי החקיקה לשם פישוט והאצת חיבור מפעלי תעשייה לגז טבעי בתכנית הכלכלית לשנים 2015–2016, הוגדלו במהלך שנת 2016 שיעורי הסבסוד במענקים הניתנים על ידי מרכז ההשקעות למען סיוע למפעלים למימון עלויות ההסבה.

שינוי מרכזי נוסף בענף התקינה, שהוא בעל השפעה רבה על המשק הישראלי, בא לידי ביטוי בשני מישורים מרכזיים: כתיבת ועדכון תקנים המחייבים את המגזר העסקי וכן חובת ביצוע בדיקות התאמה לתקן של טובין מיובא לשם הכנסתם לישראל. בשני מישורים אלה מכון התקנים הישראלי הוא הגורם הדומיננטי, כגוף הלאומי אשר אמון על פי חוק על תחום התקינה. זאת כאשר במתכונת הפעולה הנוכחית קיימים מספר כשלים שהם בעלי משמעות כלכלית נרחבת למשק:

כשל מרכזי ראשון נמצא בחוסר האיזון בהרכב ועדות התקינה אשר פועלות בתוך מכון התקנים. ועדות אלו, המעבדות וכותבות את התקן, בטרם הגשתו בפני הגורמים הממשלתיים לשם הפיכתו לתקן רשמי או הוראה מחייבת, נשלטות מספר פעמים לא מבוטל על ידי גורמים עסקיים בעלי אינטרס מובהק בקביעת תקן. כשל בולט אחר הוא המונופול של מכון התקנים בשוק בדיקות ההתאמה לתקן של מוצרים מיובאים. חוק התקנים תשי״ג-1953 קובע כי אין לייצר, לייבא או לעשות שימוש במצרך שחל עליו תקן רשמי, אלא אם המצרך עומד בדרישות התקן. החוק הישראלי קובע כי מכון



התקנים הוא הגורם הבלעדי הנותן אישור על עמידה בתקן רשמי לצורך הכנסת מוצר לישראל. מצב זה מביא להתארכות משמעותית של הליך הבדיקות, וכתוצאה מכך – לייקור עלויות הייבוא. מצב זה מהווה חסם ייבוא משמעותי המונע את הגברת התחרות, בין היתר מצד יבואנים קטנים ובינוניים הנדחקים החוצה מן השוק בשל עלויות ביורוקרטיות.

לנוכח האמור, במסגרת התכנית הכלכלית לשנים 2017 ו-2018, מוצע לבצע תיקוני חקיקה נוספים אשר יגבירו את התחרות והפתיחה לסחר חוץ על ידי שינוי הרכב ועדות התקינה הפועלות במכון ואיזונן, וכן להאיץ את הליך אימוץ התקינה הבין-לאומית לצד צמצום תקינה ישראלית מקורית או ייחודית במקומות שאין הצדקה לכך. לצד זאת, מוצע תיקון אשר יאפשר פתיחה לתחרות של שוק בדיקות ההתאמה לתקן, תוך הכנסת מעבדות פרטיות לשוק, בשים לב לאמצעי הבקרה הנדרשים כדי להבטיח את בטיחות הציבור, לרבות הגברת סמכויות האכיפה של הממונה על התקינה.

כמו כן, נוכח החשיבות הכלכלית והחברתית שהממשלה רואה בשילוב כלכלי של אוכלוסיית המיעוטים בישראל, החלטת ממשלה 922 מיום 30 בדצמבר 2015 קבעה כי מתוך כלי הסיוע שמפעיל משרד הכלכלה והתעשייה תובטח הקצאה לאוכלוסיית המיעוטים, כפי שנקבע בהחלטה. כך, התקציב המוקצה לעידוד התעסוקה בקרב אוכלוסיות ששיעור השתתפותן נמוך במרכז ההשקעות, תקציב שיווק ופיתוח אזורי התעשייה המופעל על ידי מינהל אזורי תעשייה, תקציב כלי הסיוע לעידוד הייצוא וכן התקציב המוקצה לעידוד פעילותם של עסקים קטנים ובינוניים, יוקצה באופן שיביא להגברת שילובם של אוכלוסיית המיעוטים בפעילות הכלכלית של המשק.

ענף התיירות

בשנת 2015 נרשם שיא חדש בתיירות העולמית. על פי נתוני ארגון התיירות העולמי (WTO) מספר התיירים העולמי עמד על כ-1.18 מיליארד תיירים, עלייה של כ-4.4 אחוזים ביחס לשנת 2014. סך ההכנסות בשנה זו מתיירות מוערכות בכ-1.2 מיליארד דולר (3.6 אחוזים יותר משנת 2014).

בשנת 2015 נכנסו לישראל 3,108,575 מבקרים. מתוך סך המבקרים בישראל, 2,799,398 היו תיירים ששהו לפחות לילה אחד בישראל ו-213,779 היו מבקרי יום. 95,384 נוסעים הגיעו באמצעות אניות שיוט (במסגרת סיור חופים בים התיכון או הים האדום).

ככלל, נתוני התיירות הנכנסת לישראל מצביעים על מגמה של עלייה על פני זמן, למעט ירידות המושפעות בעיקר מן המצב הביטחוני. בסוף שנת 2000 פקד את הענף משבר כתוצאה מהאירועים הביטחוניים. בשנת 2003 הסתמן סיומו של המשבר והתחלת התאוששות בתיירות הנכנסת לישראל. התאוששות זו נבלמה חלקית בקיץ 2006, עד לרבעון הראשון של 2007 עקב מלחמת לבנון השנייה, אך נמשכה לאחר מכן. מגמה חיובית זו התגברה במהלך שנת 2008, שבמהלכה נכנסו לישראל כ-3 מיליון תיירים, גידול חד של כ-32 אחוזים בהשוואה לשנה הקודמת. בשל המשבר הכלכלי העולמי ומבצע "עופרת יצוקה", ירד מספר התיירים הנכנסים בשנת 2009 בכ-10 אחוזים ועמד על כ-2.7 מיליון תיירים. בשנת 2010 חלה עלייה משמעותית במספר התיירים הנכנסים שעמד על כ-3.4 מיליון, עלייה של כ-25 אחוזים לעומת שנת 2009. רמה זו נשמרה גם בשנת 2011 שבה, בדומה לשנת 2010, נכנסו לישראל כ-3.4 מיליון תיירים.

בשנת 2015 נצפתה ירידה של 4.4 אחוזים בהיקף התיירות הנכנסת בהשוואה לשנת 2014. ניתן לייחס מגמה זו באופן חלקי לרצף האירועים שהחלו בספטמבר 2015 וכן ללינות תיירים אשר אינן נרשמות בנתוני התיירות, שכן הן מתבצעות באמצעות דירות להשכרה לטווח קצר כגון באתר Airbnb. בחודש יולי 2015 נרשמה עליה של כ-9 אחוזים בלינות התיירים


ענפי המשק

בהשוואה ליולי אשתקד, ובחודש אוגוסט 2015 – עלייה חדה יותר שעמדה על כ-47 אחוזים בהשוואה לאוגוסט 2014. עליות אלה משקפות את הירידה שחלה לאחר מבצע "צוק איתן".

בשונה מהתיירות הנכנסת, הנמצאת במגמת עלייה לאורך העשור האחרון, נתוני תיירות הפנים מצביעים על כך שמגזר זה יציב, מקובע לנוכח הגידול באוכלוסייה והגיע למיצוי ביחס לפוטנציאל הגידול האפשרי. מכאן שתיירות הפנים אינה מנוע הצמיחה העיקרי של תעשיית התיירות, אך היא בעלת חשיבות משום שאינה רגישה לאירועים ביטחוניים כתיירות הנכנסת.

בחינת תיירות הפנים מתבצעת בעיקר בהקשר של נתוני הלינות. נתונים אלו מלמדים כי בשנת 2006 התייצב מספר הלינות של ישראלים על כ-12.5 מיליון לינות לאחר עליות משמעותיות שהחלו בשנת 2000. בשנים 2007–2012 נרשמה ירידה מסוימת במספר הלינות והן עמדו על כ-12 מיליון לינות של ישראלים. בשנים 2013–2015 חלה עלייה במספר לינות הישראלים והן עמדו על כ-13–14 מיליון לינות.

ענף החקלאות

החקלאות הישראלית נמצאת בתהליך פיתוח מתמיד. עם השנים, טכנולוגיות גידול חדישות ושיטות גידול משוכללות תורמות לעלייה בכמות התוצרת ובמגוון הגידולים החקלאיים. עם זאת, החקלאות הפכה מענף מוביל במשק בשנותיה הראשונות של המדינה, לענף קטן יחסית, המהווה פחות מ-2 אחוזים מתוצר המדינה כיום. בענף החקלאות מועסקים כ-43,000 עובדים, מתוכם כ-17,000 עצמאים וכ-26,000 שכירים. כמו כן, קיימת מכסה של כ-25,000 עובדים זרים לענף החקלאות.

החקלאות מייצרת ומספקת מזון טרי בכל ימות השנה לאוכלוסייה המקומית ולרשות הפלסטינית. הייצור החקלאי בישראל עלה מ-19.4 מיליארד ש"ח בשנת 2002 לכ-29 מיליארד ש"ח בשנת 2015. שיעור הגידול בייצור החקלאי בשנים 2002–2015 הוא כ-50 אחוזים, זאת על אף תנאי מזג אוויר קשים, מחסור מתמשך במים והעובדה ש-66 אחוזים משטח מדינת ישראל הוא מדברי. הייצור החקלאי בישראל גדל בשנים אלו בשיעור של 4 אחוזים בממוצע בשנה, שיעור הגבוה מזה של מרבית מדינות ה-OECD ומעל הגידול הטבעי באוכלוסייה בישראל. התוצרת החקלאית המקומית גדולה בצורה משמעותית מהביקוש המקומי, וכפועל יוצא, כ-16 אחוזים מהיקף הייצור מיועד לייצוא. בשנת 2015 ערך ייצוא התוצרת החקלאית הטריה עמד על 4.6 מיליארד ש"ח, והייצוא החקלאי הכולל של התוצרת הטרייה היווה פחות מ-2 אחוזים מסך הייצוא של מדינת ישראל.

בין השינויים המבניים שהממשלה מובילה בענף החקלאות, ניתן לציין את הפחתת המכסים בבשר ובדגים.

במהלך חודש אוגוסט 2016 הוסכם בין משרד האוצר, משרד החקלאות ונציגי החקלאים על הפחתת מכסים בענפי הבשר והדגים.

בתחום הדגים (אמנון, בורי וקרפיון) הוסכם על הפחתה מידית של 50 אחוזים מהמכס וכן על שלוש פעימות נוספות שיתבצעו החל משנת 2018, אשר בסופן יעמוד המכס על 12 אחוזים בלבד. לפי ההסכם, לפני ביצוע הפעימות הנוספות ייערך בירור בנוגע לפדיון של הענף (כולל התמיכה מהמדינה). אם יתברר כי פדיון הענף נפגע בצורה משמעותית, תידחה הפעימה בשנה, ולקראת ביצוע הפעימה תיערך בדיקה נוספת. אם תהיה ירידה מוגבלת בפדיון, הפחתת המכס תהיה הדרגתית יותר. כמו כן, הוסכם כי תהיה תמיכה ישירה במגדלי הבריכות בסכום של 30 מיליון ש"ח לשנה בתוספת מע"מ

למשך שבע שנים. בנוסף, תינתן תמיכה חד-פעמית על סך 70 מיליון ש"ח למענקי השקעות עבור ההשקעות הנדרשות של מגדלי הבריכות בהתאם לקריטריונים הסביבתיים.

מהלך זה הוא מהלך המשך לפתיחת המכסה הפטורה ממכס על דגים לקראת פסח. כפי שיפורט להלן, פתיחת המכסה הנ"ל הובילה להפחתת מחירים משמעותית לצרכנים, ולפיכך הצפי הוא כי מהלך זה טומן בחובו ירידת מחירים משמעותית נוספת לצרכני ישראל בדגים אלה.

בתחום בשר הבקר יצא משרד האוצר לשימוע על הגדלה משמעותית של המכסה הפטורה ממכס לייבוא בשר טרי. בהתאם לשימוע, בשנת 2016 תעמוד המכסה על 7,500 טון, בשנת 2017 – על 12,500 טון ובשנת 2018 – על 17,500 טון. כמו כן, במקביל להגדלת המכסה, המכס המוטל על ייבוא הבשר (מעבר למכסה) יפחת בהדרגה, כך שבשנת 2019 יעמוד המכס על 12 אחוזים בלבד. מהלך זה נעשה תוך הידברות עם מגדלי הבשר לבקר והסכמה על הגדלת התמיכה הישירה במגדלים.

כפי שיפורט להלן, כפועל יוצא מהחלטת ממשלה 1584 החל ייבוא משמעותי של בשר טרי בשנים האחרונות, ולפיכך, מהלך זה צפוי להוביל להפחתת מחירים משמעותית לצרכני ישראל.

במסגרת החלטת ממשלה 1584 מאפריל 2014 בוטל המכס הקיים על ייבוא עגלים חיים, הוגדלו המכסות הפטורות ממכס לייבוא בשר בקר טרי והוסכם על מתן תמיכה במגדלי הבקר ובמפטמי העגלים. בעקבות כך, במחצית הראשונה של שנת 2016 יובאו לישראל למעלה מ-3,000 טון של בשר טרי בפטור ממכס. בשר זה נמכר ברשתות השיווק במחירים הנמוכים ב-20–30 אחוזים ממחירו של הבשר הטרי המקומי. מבדיקה ראשונית עולה כי היקף הייבוא המשמעותי של הבשר הטרי הוביל את הצרכנים הישראלים לרכוש בשר טרי מיובא במקום בשר מופשר, ובכך הרוויח הצרכן הישראלי הן בשר איכותי יותר והן מחירים נמוכים יותר.

לסיכום, המהלך בענף הבשר צפוי להוביל להיצע רחב של בשר טרי במחירים הנמוכים בכ-20 אחוזים ממחירו של הבשר מהשחיטה המקומית, ובכך – להפחתה ניכרת ביוקר המחיה של אזרחי ישראל.

שני מהלכים אלה הם צעד משמעותי במעבר מתמיכות עקיפות לתמיכות ישירות תוך הידברות והסכמה של החקלאים ובאופן המוביל להפחתה משמעותית במחירים לצרכן.

בנוסף פעל משרד האוצר על מנת למנוע מחסור ולהפחית מחירים בתקופות החגים – במהלך חודש ינואר 2016 חתם שר האוצר על צו הקובע מכסה פטורה ממכס לסל של ירקות בסיסיים (חסה, מלפפונים, סלרי, עגבניות, פטרוזיליה, פלפל, כרוב, חזרת, גזר, תפו"א ובצל). סל זה מאפשר למשרד החקלאות ופיתוח הכפר לפתוח מכסות פטורות ממכס במוצרים אלה כתלות בתנאי הגידול המקומי. עם זאת, בנוגע לסל מצומצם יותר של ירקות (עגבניות, חסה, פלפל, מלפפון, פטרוזיליה וסלרי) נקבעה מכסה של 40,000 טון אשר ניתנת לייבוא ללא תנאים, למשך חודש וחצי בתקופת הפסח וחודשיים בתקופת החגים. מכסה זו נועדה לאפשר ליבואנים ודאות ולמנוע מחסור ועליית מחירים בתקופות אלה, בהן הביקוש גדל. בעקבות מהלך זה מתאפשר ליבואנים להגיב במהירות למחסור של הירקות הבסיסיים בתקופות החגים בהן הביקוש גבוה, וכך נמנע מצב של מחסור ושל עליית מחירים במוצרי הבסיס.

במרץ 2016 בוצע מהלך נוסף של מעבר מתמיכות עקיפות לישירות, תוך פתיחת מכסות ומתן תמיכה ישירה למגדלי דגים, זיתים וירקות לתעשייה. ההסכם כלל פתיחה של מכסות פטורות ממכס מוגבלות בזמן (מ-15 במרץ עד 15 ביולי) לקראת חג הפסח, של 4,000 טון פילה אמנון קפוא (ודגים נוספים), 2,000 טון לשמן זית, 4,500 טון לתפו"א קפוא

(צ׳יפס) ו-5,500 טון לירקות קפואים אחרים. התמיכה במגדלי האמנונים כללה תמיכה ישירה בגובה 23 מיליון ש״ח עם אפשרות לתמיכה תוספתית של 12 מיליון ש״ח המותנים בנזק למגדלים. בנוסף לכך הוקצה תקציב של 2 מיליון ש״ח לקמפיין לצריכת דגים טריים. מגדלי הזיתים זכו בתמיכה ישירה חד-פעמית בגובה 15 מיליון ש״ח ותמיכה נוספת של מיליון ש״ח בעבור גידול מסורתי של זיתים לשמן. מגדלי הירקות לתעשייה קיבלו תמיכה ישירה חד-פעמית בגובה 25 מיליון ש״ח. בפילה אמנון קפוא, בירקות הקפואים ובשמן זית נוצלה המכסה במלואה ובתפוחי אדמה קפואים (צ׳יפס) נוצלה המכסה באופן חלקי.

בכל הנוגע לאמנון הקפוא, ניתן היה לראות ירידת מחירים משמעותית לצרכני ישראל, כאשר בחודשים מרץ–אפריל ירד המחיר הממוצע ברשתות השיווק בשיעור של כ-30 אחוזים מהמחיר הממוצע בחודשים ינואר–פברואר.

מהלך משמעותי נוסף בענף הינו הפיקוח על פערי התיווך – ועדת המחירים המשותפת למשרדי החקלאות והאוצר המליצה בחודש מאי 2016 להכניס לראשונה את כל מחירי הפירות והירקות הבסיסיים לפיקוח שייקבע לפי פרק ז׳ לחוק הפיקוח על מצרכים ושירותים. על פי ההמלצה, רשתות השיווק, הסיטונאים הגדולים ועוסקים נוספים בתחום, יחויבו לדווח את נתוני הרווחיות על פירות וירקות למפקח על המחירים.

בשנים האחרונות נצפית מגמה רב-שנתית של עלייה בנתח השוק של רשתות השיווק לעומת השווקים הפתוחים וחנויות הירקות והפירות הפרטיות. לפי נתוני הלמ״ס, בעשור האחרון גדל נתח השוק של הרשתות ב-15 אחוזים לכדי 50 אחוזים מהקמעונאות בפירות בירקות טריים. ההמלצה גובשה בעקבות ממצאי בדיקה מדגמית שהראו כי הרווח הגולמי והתפעולי במחלקת הפירות והירקות ברשתות גבוה במידה ניכרת מהרווח הכללי של הרשת. כמו כן, נמצא כי שיעור המכר ברשתות נמצא במגמת עלייה וכי קיימת ריכוזיות במקטע הסיטוני הקשור לרשתות השיווק. מהלך זה בוצע לאחר שגורמים שונים בממשלה ובמדינה ערכו מספר בדיקות של פערי התיווך בענפי הירקות והפירות שלא העידו על מרווחים חריגים בישראל. מכיוון שהנתונים שעליהם התבססו הבדיקות השונות אינם מלאים, החלטת ועדת המחירים נועדה לאפשר בדיקה נוספת על בסיס נתוני אמת.

ענף התקשורת

הכנסות ענף התקשורת בשנת 2015 הגיעו לכ-21.4 מיליארד ש״ח (בניכוי תשלומי קישוריות), ירידה של כ-4 אחוזים מהכנסות הענף בשנת 2014, בעיקר עקב התגברות התחרות בתחומי התקשורת השונים. היקף ההכנסות פחת בכל תחומי הפעילות, למעט בתחום תשתית האינטרנט, שבו בד בבד עם הגדלת הקצבים המשווקים חלה עלייה של כ-7 אחוזים בהכנסות בהשוואה לשנת 2014. להתפתחות שוק התקשורת יש השפעה גדולה על התפתחות המשק. תשתית תקשורת מתקדמת ושירותי תקשורת מגוונים בפרישה גאוגרפית רחבה הם תנאי הכרחי להבטחת המשך הצמיחה, שיפור כושר התחרות של המשק הישראלי (בדגש על העלאת שיעורי הפיריון) ושיפור השירותים הניתנים במשק.

ההוצאה המשפחתית החודשית של משק הבית עמדה בשנת 2012, על פי נתוני הלשכה המרכזית לסטטיסטיקה, על כ-14,273 ש״ח, שמתוכה כ-3.57 אחוזים הם על שירותי התקשורת שהם כ-509.3 ש״ח. חשוב לציין כי בתחום התקשורת, ככלל, שיעור ההוצאה כאחוז מהכנסתם של משקי הבית גדל ככל שרמת ההכנסה של משק הבית קטנה.

ההתקדמות הטכנולוגית המהירה בשני העשורים האחרונים הביאה לשינוי מהותי באופיו של ענף התקשורת בישראל ובעולם. במשך שנים רבות, נחשב הענף לכזה שמתקיים בו מונופול טבעי. עלויות ההשקעה הנדרשות להקמת רשת תקשורת והיתרונות המשמעותיים לגודל המאפיינים את הפעילות בענף מנעו את קיומה של תחרות אפקטיבית בתחום אספקתם של שירותי תקשורת לציבור. לנוכח המאפיינים הללו, סופקו שירותי התקשורת במרבית מדינות העולם באמצעות משרד ממשלתי או על ידי מונופול ארצי בבעלות ממשלתית מלאה. מתחילת שנות השמונים של המאה הקודמת הביאו השינויים הטכנולוגיים לירידה מהירה בהיקף ההשקעה הנדרשת להקמת רשת תקשורת ולירידה בעלויות התפעול השוטפות. תמורות אלו מאפשרות כיום לספק שורה רחבה של שירותי תקשורת במסגרות שוק תחרותיות.

בשנים האחרונות ניתן להצביע על שורה נוספת של שיפורים טכנולוגיים בענף: פיתוחים טכנולוגיים אלחוטיים, מעבר מטכנולוגיה אנלוגית לטכנולוגיה ספרתית ושילוב של חומרה ותוכנה ברמה גבוהה וכן גידול משמעותי ברוחב הפס הנייח והנייד כאחד. שינויים אלו הפכו את מקטע ההפצה, קרי רשת התקשורת, לשירות הניתן לאספקה על ידי מספר גורמים במקביל ואפשרו לספק, בצד שירותי התקשורת המסורתיים, מגוון רחב של שירותים מודרניים המותאמים לצרכים הייחודיים של כל לקוח. כמו כן, הענף מתאפיין בשנים האחרונות בהתלכדות של טכנולוגיות (Convergence), תשתיות ושירותים, המטשטשת את קווי התיחום המסורתיים בין תקשורת, מחשוב ושידור. בתוך כך, התהליך מעודד למידה רבה של תחליפיות ושימוש בתשתיות שונות לאספקת שירותים דומים. תהליך התלכדות הטכנולוגיות השפיע באופן משמעותי על מבנה שוק התקשורת, כך שנוצרו ארבע קבוצות תקשורת מרכזיות המספקות שירותים במרבית התחומים הקיימים בשוק: סלולר, טלפוניה נייחת, תשתית אינטרנט, ISP ושיחות בינ"ל וטלוויזיה רב-ערוצית.

במדינות רבות בעולם צומצם תפקידה של הממשלה בענף התקשורת לגורם מפקח ומסדיר, הקובע את הכללים שלפיהם פועלים הגופים השונים בענף. ביטוי לכך ניתן למצוא בצמצום אחזקותיהן של ממשלות רבות בחברות התקשורת הלאומיות שנהנו בעבר ממעמד מונופוליסטי. צמצום זה מתבטא בהגברת הגמישות הניהולית של החברות ומאפשר התפתחות של תחרות אפקטיבית. גם בישראל הפסיקה הממשלה לספק שירותי תקשורת באופן ישיר עם הקמתה של חברת בזק בשנת 1984, ולאחר מכן בתהליך של צמצום הדרגתי באחזקותיה בחברה. כיום יש למדינה מניה אחת בלבד בחברת בזק, וככלל הממשלה הסירה את המונופול הסטטוטורי שניתן לחברת בזק לשם הגברת התחרות בכל רבדי השוק. במסגרת התכנית הכלכלית לשנות הכספים 2017–2018, משרד האוצר מקדם, בשיתוף משרד התקשורת, שורה של רפורמות שמטרתן הגברת התחרות בשוק התקשורת, בחלוקה לשני מגזרי פעילות עיקריים: מגזר הטלוויזיה הרב- ערוצית ומגזר התשתית הקווית.

במגזר הטלוויזיה הרב-ערוצית קיים דואופול של שתי פלטפורמות שידור המחזיקות בכ-95 אחוזים מנתח שוק מנויי הטלוויזיה. כתוצאה מכך נוצר מצב שבו הצרכנים עומדים בפני בחירה מצומצמת, משלמים מחיר גבוה באופן יחסי ופיתוחם של מוצרים מגוונים מתעכב. במסגרת התכנית הכלכלית מוצע לערוך תיקוני חקיקה שיאפשרו את הפעלת מערך עידן פלוס על ידי גורם תחרותי, מתוך כוונה שזה יפעל להשביחו ולהציבו כחלופה תחרותית לפלטפורמות השידור הקיימות. הפעלת המערך על ידי גורם תחרותי תביא לשיפור איכות קליטת השידורים המופצים על גבי המערך ברחבי הארץ, להוספת ערוצים אטרקטיביים ולהפחתת העלויות הנדרשות לתפעולו. עוד במסגרת התכנית הכלכלית, מקודם תיקון חקיקה שיחייב את הגורם המפעיל של מערך עידן פלוס להפיץ את שידורי המערך גם על גבי רשת האינטרנט, ובכך לאפשר את כניסתם של ספקי טלוויזיה חדשים. בנוסף, מוצע לערוך אסדרה על שידור ערוצי ספורט, כך שאלו



לא יהוו עוד חסם לכניסת שחקנים חדשים למגזר הטלוויזיה הרב ערוצית, וזאת במקביל לאסדרה אשר צפויה להביא להפחתת עלויות תכני הספורט, אשר תאפשר את הנגשתם לציבור רחב יותר.

במגזר התשתית הקווית פועל דואופול גם כן. קיומו של דואופול בשוק זה מהווה תמריץ שלילי לביצוע השקעות הנדרשות לשם שדרוג ופיתוח תשתית תקשורת קווית (תשתית פס רחב) ומאפשר לחברות בעלות התשתית להציג רווחים עודפים אשר עלולים לפגוע בתחרות בכלל שוק התקשורת. על כן מוצע במסגרת התכנית הכלכלית, לערוך תיקוני חקיקה שעיקרם הטלת חובה על חברות התקשורת לאפשר שימוש בתשתית הפאסיבית אחת של השנייה. מהלך זה מייעל את התהליך לפריסת תשתית תקשורת קווית, מקצר את משך הזמן הנדרש ומוזיל את העלויות. פריסת תשתית תקשורת קווית על ידי חברות תקשורת נוספות צפוי להביא להאצת פיתוח תשתיות תקשורת מתקדמות ולהגברת התחרות בשוק התשתית הקווית בפרט ובשוק התקשורת בכלל.

הגנת הסביבה

המשרד להגנת הסביבה פועל בשלוש רמות: ארצית, מחוזית ומקומית. ברמה הארצית המשרד נושא באחריות לקביעה ולהתוויה של מדיניות סביבתית כוללת וכן מקדם הליכי תקינה בתחום. ברמה המחוזית המשרד פועל באמצעות שישה מחוזות, לפי חלוקה גאוגרפית המקבילה למחוזות משרד הפנים. כל אחד מהמחוזות אחראי ליישום המדיניות המותווית על ידי המטה, בכפוף למאפיינים ולצרכים הסביבתיים הייחודיים של היישובים שבתחום אחריותו. במסגרת המקומית המשרד תומך בכ-50 יחידות סביבתיות שהוקמו בערים ובאיגודי ערים, לרבות במגזרי המיעוטים. הפעילות ביחידות הסביבתיות מקשרת בין יעדי המדיניות הסביבתית-לאומית לבין פעולות היומיום בשטח ברמה המקומית. היחידות הסביבתיות מוציאות לפועל את המדיניות הסביבתית ברמה המקומית ומהוות גוף נוסף המייעץ לרשות המקומית בנושאי הגנת הסביבה.

אחד התהליכים המרכזיים בהובלת המשרד להגנת הסביבה הוא הפחתת זיהומים וסיכונים, והוא כולל שני נדבכים עיקריים: הקטנת זיהום האוויר בישראל ושיקום קרקעות צה״ל ותעש לצורכי דיור. במסגרת הנדבך הראשון מושקת תכנית לאומית לצמצום זיהום האוויר מתחבורה. המקור העיקרי לזיהום האוויר הוא רכבי דיזל כגון משאיות, טנדרים ואוטובוסים. רכבי הדיזל אחראים רק ל-20 אחוזים מהנסועה (הקילומטראז׳) אך ליותר מ-80 אחוזים מהזיהום. הזיהום הגבוה ביותר נפלט מכ-80 אלף רכבי דיזל ישנים המזהמים במיוחד. המשרד, בשיתוף עם משרד האוצר, מוביל תכנית שבמסגרתה יינתן תמריץ לבעלי הרכב המזהם (מדובר ברכבי משא קלים, משאיות, אוטובוסים וכלי רכב נוספים המונעים בדיזל) למסור את רכבם לגריטה. תמריצים נוספים יינתנו להתקנת מסנני חלקיקים שיפחיתו כ-97 אחוזים מהזיהום הנפלט מרכבי דיזל אלו. במסגרת הנדבך השני מקודמת תכנית לטיהור ולשיקום קרקעות במתחמי צה״ל ותעש. פינוי מתחמי תעש וצה״ל במרכזי הערים בגוש דן, הצפויים להביא לפינוי עשרות אלפי דונמים של קרקעות לבנייה למגורים במרכז הארץ, ומעברם דרומה מייצר הזדמנות נדירה לשיקום קרקעות אשר היו מזוהמות שנים רבות והיוו מפגע סביבתי ובריאותי תוך הגדלת היצע קרקעות זמינות בלב אזורי הביקוש. זיהום הקרקע מטיל מגבלות על השימוש המידי בקרקעות ונדרש שיקום לשם הסרתן. המשרד מנהל את פרויקט שיקום הקרקעות באמצעות החברה לשירותי איכות סביבה.

בנוסף על כך, המשרד להגנת הסביבה מקדם תהליך של "הפיכת הפסולת ממפגע למשאב". מדי שנה מיוצרת בישראל פסולת בהיקף של 5.4 מיליון טון פסולת עירונית ומסחרית ובממוצע לאדם כ-1.7 ק"ג ליום, עם גידול שנתי של כ 1.8 אחוז. כיום כ-80 אחוזים מהפסולת מוטמנת באדמה והיתרה עוברת למחזור והלשבה. הטמנת הפסולת יוצרת מפגעים סביבתיים שונים: זיהום אוויר וריח, פליטת גזי חממה, זיהום קרקע ומי תהום, תפיסת שטחי קרקע המהווים משאב במחסור, פגיעה בבריאות הציבור ושימוש לא יעיל במשאבים. מטרת המשרד היא להביא להיפוך המגמה תוך הפסקת הטמנת הפסולת והפיכת הפסולת לחומרי גלם בעלי ערך כלכלי. יישום מהפיכת הפסולת עשויה להוביל לחיסכון כספי לרשויות המקומיות ובמקביל – לירידה בעלות הטיפול לטון פסולת. המשרד להגנת הסביבה יבצע בשנות הכספים 2017 ו-2018 שתי פעולות עיקריות בנושא זה:

מכרז להקמת מתקן לטיפול בפסולת במרכז הארץ בבעלות משותפת מדינה-יזם (PPP) בשיתוף משרד האוצר – באזור המרכז קיים החוסר הגדול ביותר במתקני טיפול בפסולת פריקה ביולוגית. כמענה לחוסר זה הוחלט על קידום הקמת מתקן עיכול אנאירובי לטיפול בפסולת פריקה ביולוגית בשיטה של BOT. המתקן יוקם בהתאם לטכנולוגיה המתקדמת ביותר, יטפל בכמות של כ-1200 טון פסולת ביום וייתן מענה לרשויות באזור המרכז. הליכי המכרז להקמת המתקן יסתיימו בחודשים הקרובים והמתקן צפוי להתחיל לפעול ב-2018.

חקיקה ופעולות להפחתת השימוש בשקיות פלסטיק – שקיות הפלסטיק מהוות מפגע סביבתי: לשם ייצורן משתמשים בנפט; השקיות אינן ממוחזרות ולרוב השימוש בהן הוא חד-פעמי ולאחר מכן הן מושלכות ומגיעות לשטחים פתוחים, לחופים ולים; השקיות פוגעות בבעלי חיים יבשתיים וימיים אשר אוכלים אותן. לצורך טיפול בנושא, אושר בכנסת החוק לצמצום השימוש בשקיות נשיאה חד-פעמיות, התשע"ו-2016, שייכנס לתוקף ביום 1 בינואר 2017. מטרת החוק היא להפחית את השימוש בשקיות נשיאה חד-פעמיות ולהגביר את המודעות הציבורית להשפעה הסביבתית השלילית של הרגלי צריכת היתר הבלתי מבוקרת והשימוש במוצרים חד-פעמיים.


ענפי המשק

משרד הכלכלה והתעשייה, הרשות לחדשנות ויחידות התעסוקה במשרד הרווחה והשירותים החברתיים

הצעת תקציב משרד הכלכלה והתעשייה ויחידות התעסוקה במשרד הרווחה והשירותים החברתיים (סעיפים 36, 38 ו-76) לשנת הכספים 2017 מסתכמת בכ-6.4 מיליארד ש"ח במזומן ובכ-4.2 מיליארד ש"ח בהרשאה להתחייב. הצעת התקציב לשנת הכספים 2018 מסתכמת בכ-6.4 מיליארד ש"ח ובכ-3.9 מיליארד ש"ח בהרשאה להתחייב.

משרד הכלכלה והתעשייה מופקד על עידוד ענפי התעשייה והמסחר, לרבות עסקים קטנים ובינוניים וקידום סחר החוץ וכן על יישום מדיניות הממשלה להפחתת יוקר המחיה ולהגברת התחרות במשק. הרשות לחדשנות מופקדת על קידום המחקר והפיתוח ועל הובלת החדשנות הטכנולוגית. יחידות התעסוקה במשרד הרווחה והשירותים החברתיים מופקדות על יישום מדיניות הממשלה לעידוד התעסוקה. משרד הכלכלה והתעשייה, הרשות לחדשנות וכן יחידות התעסוקה במשרד הרווחה והשירותים החברתיים פועלים באמצעים תקציביים, מנהליים, אכיפתיים ותחיקתיים לצורך מימוש יעדיהם המרכזיים כמפורט להלן:

יעדי משרד הכלכלה והתעשייה והרשות לחדשנות

- הגברת הצמיחה וחיזוק יכולת התמודדות עם מצבים משתנים בכלכלה.
- קידום המחקר והפיתוח התעשייתי, כאמצעי לפיתוח תעשייה עתירת ידע, בעלת ערך מוסף גבוה וכושר תחרות בעידן הכלכלה הגלובלית, אשר תניב תשואה הולמת להשקעותיו של המשק במחקר.
- הגברת רמת התחרות במשק לשם הגדלת רווחת הצרכן באמצעות הפחתת יוקר המחייה, תוך שמירה על בטיחות ובריאות הציבור, רמת האיכות של המוצרים והשירותים הנצרכים וכן שמירה על זכויות הצרכנים והעסקים ועל כללי מסחר הוגנים. זאת בנוסף לטיוב הרגולציה הממשלתית, על ידי הפחתת נטל רגולטורי והסרת חסמים תהליכיים, בין היתר על ידי התאמת הדרישות החוקיות המוטלות על ייבוא או על ייצור למקובל בשווקים משמעותיים בעולם.
- שיפור כושר התחרות של המשק הישראלי וקידום הפעילות הכלכלית הבין-לאומית של ישראל תוך התמקדות בתחום סחר החוץ ומשיכת משקיעים זרים, זאת על מנת להבטיח צמיחה המבוססת על סחר חופשי ועל שיתוף פעולה כלכלי בין ישראל למדינות אחרות.
- חיזוק העסקים הקטנים והבינוניים כמנוע צמיחה למשק. בתוך כך נכללות פעולות להסרת חסמי נגישות להון, הקלת העומס הרגולטורי והפחתת הנטל הביורוקרטי על עסקים, סיוע במימוש פוטנציאל הפריון, החדשנות, היעילות וכושר התחרות של העסקים ויצירת תשתית תומכת להקמה של עסקים חדשים ולהתפתחותם.

ייעדי יחידות התעסוקה במשרד הרווחה והשירותים החברתיים

- הגדלת שיעורי התעסוקה וההשתתפות בכוח העבודה של כלל האוכלוסייה, תוך התמקדות בהגדלת שיעורי התעסוקה של אוכלוסיות מעוטות השתתפות בשוק העבודה, כגון: גברים חרדים, נשים ערביות ואנשים עם מוגבלות ומקבלי הבטחת הכנסה. כמו כן, שימת דגש על עידוד יציאה לעבודה של הורים באמצעות הרחבת מערך מעונות היום המפוקחים והמסובסדים כיום והשתתפות בהחזקת ילדיהם במערך.
- פיתוח מערכת חינוך והכשרה טכנולוגית מגוונת, המביאה לחיזוק ההון האנושי, הדרוש להצעדת התעשייה והמשק קדימה.
- צמצום מספר העובדים הזרים, השוואת עלות העסקתם לזו של ישראלים ועידוד החלפתם בעובדים ישראלים.
- חיזוק העסקים הקטנים והבינוניים כמנוע צמיחה למשק. בתוך כך נכללות פעולות להסרת חסמי נגישות להון, הקלת העומס הרגולטורי והפחתת הנטל הביורוקרטי על עסקים, סיוע במימוש פוטנציאל הפריון, החדשנות, היעילות וכושר התחרות של העסקים ויצירת תשתית תומכת להקמה של עסקים חדשים ולהתפתחותם.
- הסדרה ואכיפה של חוקי העבודה, הגנה על זכויות העובד ושמירה על בטיחותו ואכיפת חוקי עבודה בתחום העסקת עובדים זרים.

דגשים לשנות הכספים 2017 ו-2018

בשנים האחרונות עשתה הממשלה צעדים רבים להגברת התחרות ולהסרת חסמי סחר. להלן הנושאים העיקריים שעליהם יושם דגש בתכנית העבודה, בהצעות התקציב ובתכנית הכלכלית לשנים 2017 ו-2018:

רפורמה בענף התקינה

לענף התקינה השפעה רבה על המשק הישראלי, אשר באה לידי ביטוי בשני מישורים מרכזיים: כתיבת ועדכון תקנים המחייבים את המגזר העסקי וכן חובת ביצוע בדיקות התאמה לתקן של טובין מיובא לשם הכנסתם לישראל. בשני מישורים אלה מכון התקנים הישראלי הוא הגורם הדומיננטי, כגוף הלאומי אשר אמון על פי חוק על תחום התקינה. במתכונת הפעולה הנוכחית קיימים מספר כשלים בעלי משמעות כלכלית נרחבת למשק:

- כשל מרכזי ראשון נמצא בחוסר האיזון בהרכב ועדות התקינה אשר פועלות בתוך מכון התקנים. ועדות אלו, המעבדות וכותבות את התקן, בטרם הגשתו בפני הגורמים הממשלתיים לשם הפיכתו לתקן רשמי או הוראה מחייבת, נשלטות פעמים רבות על ידי גורמים עסקיים בעלי אינטרס מובהק בקביעת תקן. גורמים עסקיים אלו עושים שימוש בתקן כך שיבטיח את שמירת העליונות העסקית בשוק הרלוונטי, בין היתר על ידי יצירת חסמי סחר למוצרים מיובאים או לדחיקת מתחרים מקומיים. שליטה זאת באה לידי ביטוי במילוי תפקיד היו״ר או סגן היו״ר או במספר נציגים המאפשר דומיננטיות בהחלטות הוועדות השונות.
- כשל בולט אחר הוא המונופול של מכון התקנים בשוק בדיקות ההתאמה לתקן של מוצרים מיובאים. חוק התקנים תשי״ג-1953 קובע כי אין לייצר, לייבא או לעשות שימוש במצרך שחל עליו תקן רשמי, אלא אם המצרך עומד בדרישות התקן. החוק הישראלי קובע כי מכון התקנים הוא הגורם הבלעדי הנותן אישור על עמידה בתקן רשמי



לצורך הכנסת מוצר לישראל. מצב זה מביא להתארכות משמעותית של הליך הבדיקות, וכתוצאה מכך – לייקור עלויות הייבוא. מצב זה מהווה חסם ייבוא משמעותי המונע את הגברת התחרות, בין היתר מצד יבואנים קטנים ובינוניים הנדחקים החוצה מן השוק בשל עלויות בירוקרטיות. עלויות אלה מושתות על הצרכן ותורמות בצורה ישירה ועקיפה ליוקר המחיה במשק. מבדיקה שערך צוות בין-משרדי בהובלת משרד הכלכלה והתעשייה, עולה כי העלות המשקית הישירה כתוצאה מקיומו של מונופול למכון התקנים על בדיקות התאמת הטובין לתקן החל עליהם, מוערכת בכחצי מיליארד ש״ח בשנה. זאת, ללא כימות העלויות העקיפות והגדלת מגוון המוצרים הצפוי משינוי המצב הקיים.

הרפורמה בענף התקינה, במסגרת התכנית הכלכלית לשנים 2017 ו-2018, הנלווית לתקציב המדינה, מטפלת בכשלים אלו, ועיקרה קביעת הרכב מאוזן לוועדות התקינה, השמת יושבי ראש מקצועיים אך ניטרליים ככל הניתן לוועדות והגברת השקיפות והיעילות בפעילות המכון. עוד יובא במסגרת הרפורמה תיקון אשר יאפשר פתיחה לתחרות של שוק בדיקות ההתאמה לתקן והכנסת מעבדות פרטיות לשוק בשים לב לאמצעי הבקרה הנדרשים כדי להבטיח את בטיחות הציבור, לרבות הגברת סמכויות האכיפה של הממונה על התקינה. כמו כן, הרפורמה מאיצה את הליך אימוץ התקינה הבין-לאומית לעומת תקינה ישראלית מקורית או ייחודית, בהובלת משרד הכלכלה והתעשייה.

צעדים להאצת הצמיחה ולהעלאת הפיריון במשק

התקציב לשנים 2017 ו-2018 מכיל מנועי צמיחה משמעותיים, לרבות השקעות בתשתיות תחבורה, תקציבים לעידוד התעשייה, השירותים ומגזר ההיי-טק, הפחתת מסים והשקעה בהון האנושי. כל זאת במטרה לעודד את הפעילות הכלכלית במשק ולהביא להעלאת הפריון.

במסגרת זאת, תקציב כלי הסיוע למגזר העסקי המופעלים על ידי משרד הכלכלה והתעשייה והרשות לחדשנות הוגדלו במאות מיליוני ש״ח לשנים 2017 ו-2018, ויוקצו לעידוד העסקים הקטנים, התעשייה, הייצוא ועידוד החדשנות ותעשיית ההיי-טק. בתוך כך יושקו מספר מסלולים חדשים להעלאת הפריון בסקטורים השונים, במיוחד בתעשייה המסורתית וכן יוקצו תקציבים להקמת חממה ביו-טכנולוגית ומכוני מחקר תעשייתיים. צעדים אלה מפורטים להלן:

העלאת רמת הפיריון במשק

ניתוח רמת הפיריון של המשק הישראלי מראה כי הפריון לשעת עבודה בישראל מהווה כ-76 אחוזים מממוצע מדינות ה-OECD. פער הפיריון גדול במיוחד בענפים מקומיים בלתי-סחירים, כגון ענפי המסחר והשירותים או כאלה אשר מוגנים על ידי חסמי סחר, כגון תעשיית המזון, החקלאות והבנייה. לפער הפיריון גורמים רבים, לרבות המאפיינים הדמוגרפיים של ישראל בהשוואה למדינות ה-OECD והתמורות בשוק התעסוקה, רמת חדשנות יחסית נמוכה בענפים מקומיים בלתי-סחירים, נטל רגולטורי המקשה על עשיית עסקים ועוד. כתוצאה מכך, במסגרת התקציב לשנות הכספים 2017 ו-2018 הושם דגש על מסלולים להעלאת הפיריון בענפי המשק כמתואר להלן:

- מסלול להעלאת הפיריון בתעשייה המסורתית – מסלול זה יופעל על ידי מרכז ההשקעות ויתמקד בהעלאת הפיריון בתעשייה המסורתית, על ידי קידום תכנית שתשלב השקעות הון פיזיות לצד השקעות נוספות, כגון ייעוץ והטמעת טכנולוגיות חדשניות וכלים ניהוליים. מסלול זה יופעל כפיילוט בשלב הראשון באזור הצפון, על מנת לתרום לחיזוק ענף התעשייה באזור זה וילווה במחקר אפקטיביות.

- מסלול להעלאת הפיריון בענפי המסחר והשירותים – מסלול זה אשר יופעל על ידי הסוכנות לעסקים קטנים ובינוניים, יתמקד בהעלאת הפיריון בעסקים קטנים ובינוניים בענפי המסחר והשירותים, על ידי סיוע בהטמעת טכנולוגיות חדשניות וכלים ניהוליים וילווה במחקר אפקטיביות.
- מסלול להגברת התחרות בענפים ריכוזיים – בהמשך למסלול לקידום התחרות בענף החלב בשנת 2015 וההקצאה המתוכננת לשנת 2016 בתחום מוצרי הבשר הכשר ומוצרי המזון נטולי הגלוטן, גם בשנים 2017 ו-2018 מתוכננת הקצאה תחרותית לשווקים ריכוזיים נוספים, במטרה למקסם את כושר התחרות של יצרנים מקומיים קטנים ובינוניים באמצעות מענק לביצוע השקעה הונית, ובכך להפחית את רמת המחירים באותו ענף.
- מענקים לסיוע במימון חיבור למערכת חלוקת הגז הטבעי – בראייה ארוכת טווח, עלות הגז הטבעי נמוכה בהשוואה לדלקים אחרים שבשימוש מפעלי התעשייה. כתוצאה מכך, חיבורם של המפעלים הוא בעל חשיבות רבה לרמת הפיריון והתחרותיות ברמת המפעל הבודד וכן ברמת המשק. בהמשך לשינוי החקיקה לשם פישוט והאצת חיבור מפעלי תעשייה לגז טבעי בתכנית הכלכלית לשנים 2015–2016, הוגדלו במהלך שנת 2016 שיעורי הסבסוד במענקים הניתנים על ידי מרכז ההשקעות למען סיוע למפעלים למימון עלויות ההסבה.

עידוד פעילותם של עסקים קטנים ובינוניים

- בתאריך 27 ביולי 2015 אושרה בוועדת שרים לחקיקה הצעת החוק המקנה לסוכנות לעסקים קטנים ובינוניים תפקידים וסמכויות אשר יאפשרו לה ליישם את מדיניות הממשלה לקידום העסקים הקטנים והבינוניים בישראל. הצעת החוק הזו נידונה בשנת 2016 בוועדת הכלכלה של הכנסת לשם הכנתה לקריאה שנייה ושלישית.
- בנוסף, עם סיום הליך מכרזי ממושך בהיקף של 195 מיליון ש"ח, החל לפעול ביוני 2014 מערך המעוף החדש של הסוכנות לעסקים קטנים ובינוניים, הכולל מעל 30 סניפים הפזורים ברחבי הארץ. מערך המעוף מספק לעסקים וליזמים מכלול כלים ושירותים בהתאמה לצורכי העסק. בשנים 2017 ו-2018 מערך זה ימשיך לפעול ולתת שירות לעסקים קטנים ובינוניים ויושם דגש על סיוע מוגדל לעסקים חדשים. במסגרת זאת יוגדלו שיעורי הסבסוד של שירותי המעוף לעסקים חדשים.
- כמו כן, הסוכנות לעסקים קטנים ובינוניים ומשרד האוצר הפעילו בשנת 2015 תכנית להקמת קרנות הון צמיחה שמטרתה לגייס הון, בין היתר מהגופים המוסדיים, לצורך הגדלת מקורות המימון להגברת הצמיחה וגידול בפעילות העסקית של עסקים בינוניים בעלי פוטנציאל צמיחה משמעותי. במהלך שנת 2016 הוקמו שתי קרנות ייעודיות שתפעלנה בשנים הקרובות להשקעת כ-900 מיליון ש"ח בעסקים קטנים ובינוניים מתחומי התעשייה והשירותים. מטרת קרנות אלה לתת מענה לצורך של עסקים קטנים ובינוניים להון צמיחה, לצד הקרן למתן הלוואות לעסקים קטנים ובינוניים בערבות מדינה, אשר מספקת מענה לצורכי המזומן בטווח הקצר-בינוני (הון חוזר).
- על מנת לסייע ליצרני מזון קטנים ובינוניים לקבל הסמכה לתקני "תנאי ייצור נאותים" (GMP), הנדרשים עבור עמידה בדרישות חוק ההגנה על בריאות הציבור (מזון), התשע"ו-2015, בקרב יצרני מוצרי בשר או דג, וכן על מנת לסייע ליצרני מוצרים ללא גלוטן המעוניינים לעמוד בדרישות הרגולטוריות הנדרשות לשיווק מוצרים נטולי גלוטן, הסוכנות לעסקים קטנים ובינוניים בשיתוף עם משרד האוצר משיקה מסלול סיוע אשר יכלול מענקים לשם קבלת הייעוץ ולביצוע ההשקעות הנדרשות לצורך כך.



קידום הייצוא וסחר החוץ

- הפעלת מערך כלי סיוע לקידום הייצוא – מנהל סחר החוץ מפעיל מספר תכניות לקידום הייצוא ולעידוד יצואנים, ביניהן תכנית "כסף חכם", המסייעת לחברות ישראליות לחדור לשווקים חדשים; תכנית מאגדי תשתית, המעניקה סיוע לחברות ישראליות המתאגדות יחד להקמה, לתפעול ולשיווק של מתקן הדגמה מסחרי בשוק יעד וכן קרן הסיוע בפרויקטים בין-לאומיים המסייעת לחברות להשתתף במכרזים בינ"ל ולבצע הוכחות היתכנות לפרויקטים בינ"ל. כמו כן, מנהל סחר החוץ פועל מול המוסדות הפיננסיים הבין-לאומיים באופן שוטף על מנת לקדם את עבודתם והשתתפותם של החברות הישראליות בארגונים אלו. כחלק מהצעדים לקידום הייצוא. התקציב המוקצה לפעילויות אלה יוגדל בעשרות מיליוני ש"ח בכל אחת מהשנים 2017 ו-2018.
- הרחבת הקשרים הכלכליים של ישראל – מנהל סחר החוץ מפעיל מערך של 41 נספחים מסחריים בפריסה עולמית, הנמצאים במדינות היעד של הייצוא הישראלי כמו גם בארגונים הכלכליים הבין-לאומיים, אשר תפקידם לסייע לתעשייה הישראלית בשווקי חו"ל. כמו כן, המנהל יוזם ומנהל מו"מ על הסכמי סחר חדשים, מעדכן באופן שוטף הסכמי סחר קיימים, פועל להסרת חסמי סחר ומייצג את מדינת ישראל בארגונים הכלכליים הבין-לאומיים WTO, OECD ובנציגות ישראל לאיחוד האירופי.

פיתוח כלכלי במגזר המיעוטים

נוכח החשיבות הכלכלית והחברתית שהממשלה רואה בשילוב כלכלי של אוכלוסיית המיעוטים בישראל, החלטת ממשלה 922 מיום 30 בדצמבר 2015 קבעה כי מתוך כלי הסיוע שמפעיל משרד הכלכלה והתעשייה תובטח הקצאה לאוכלוסיית המיעוטים, כפי שנקבע בהחלטה. כך, התקציב המוקצה לעידוד התעסוקה בקרב אוכלוסיות ששיעור השתתפותן נמוך במרכז ההשקעות, תקציב שיווק ופיתוח אזורי התעשייה המופעל על ידי מנהל אזורי תעשייה, תקציב כלי הסיוע לעידוד הייצוא וכן התקציב המוקצה לעידוד פעילותם של עסקים קטנים ובינוניים, יוקצה באופן שיביא להגברת שילוב אוכלוסיית המיעוטים בפעילות הכלכלית של המשק.

ייזום וחיזוק התעשייה עתירת הידע הישראלית

- האתגרים של תעשיית הידע המתקדמת גדלים בקצב מהיר ומצריכים מעורבות חכמה ויעילה יותר של הממשלה על מנת לשמר את היתרון היחסי של מדינת ישראל. אתגרים אלה כוללים, בין היתר: סביבה גלובלית היפר-תחרותית; תעשייה מתוחכמת המשתנה בקצב מהיר ביותר; גיוון התחומים הטכנולוגיים שלכל אחד מהם מאפיינים וצרכים ייחודיים; תלות בשווקי יעד חיצוניים ומגוונים וצורך בפעילות בין-לאומית מוגברת; ומקורות מימון שרובם זרים וחשופים לתנודתיות של השווקים העולמיים. על מנת להתמודד עם אתגרי תעשיית הידע המתקדמת, הממשלה נדרשת לפעול במגוון דרכים ולתת מענה מהיר ויעיל לצרכים המשתנים. עבודת מטה שהתקיימה בשנה האחרונה במשרדי האוצר והכלכלה הצביעה על הפער הקיים בין צורכי התעשייה לבין היעדר הגמישות הקיימת בלשכת המדען הראשי בתכנון ובהפעלת כלי תמיכה חדשים. בעקבות כך הוחלט על הקמת הרשות הלאומית לחדשנות ותיקון חוק המו"פ, אשר יאפשרו גמישות רבה יותר בהפעלת כלי התמיכה.
- בהתאם, דגש מרכזי לשנת 2017 הוא סיום שלבי ההקמה של הרשות על בסיס עובדי לשכת המדען הראשי, עמותת מתימו"פ (מרכז התעשייה הישראלית למחקר ופיתוח) ועובדים חדשים שיגויסו מהתעשייה ומהמשק.

על הרשות להפעיל את כלל מסלולי התמיכה שהיו פעילים בלשכת המדען הראשי במקביל לגיבוש ולהפעלה של מסלולי תמיכה חדשים, בהתאם לאישור ולהנחיית מועצת הרשות.

- מבחינה ארגונית, רשות החדשנות תהיה מבוססת על זירות חדשנות אשר כל אחת מהן מתמחה בקהל יעד מסוים ומפתחת מענים המתאימים לאתגריו. בשנת 2017 הזירות השונות – הזנק, צמיחה, ייצור מתקדם, תשתיות טכנולוגיות (מגנ״ט), המערך הבין-לאומי והזירה החברתית ציבורית – ייכנסו לפעולה בתצורתן החדשה. מסלולי התמיכה המוכרים של לשכת המדען הראשי ישוייכו לזירות וינוהלו על ידן.
- בהחלטה 1046 מיום 15 בדצמבר 2013 החליטה הממשלה על הקמת המיזם הלאומי ״ישראל דיגיטלית״. בהחלטת ממשלה 2090 מיום 10 באוקטובר 2014, בדבר עידוד חדשנות במגזר הציבורי, החליטה הממשלה לקדם מיזם זה והוחלט על תמיכה במיזמי חדשנות במגזר הציבורי אשר יקודמו באמצעות קרן תמיכה ייעודית שתפעל ברשות לחדשנות. מטרות המסלול הן: לשפר את השירות הממשלתי-ציבורי לאזרח; לייעל ולטייב תהליכים במגזר הציבורי ובשירותים הציבוריים; להנגיש לציבור את המידע הממשלתי; להגן על מערכות המידע של המגזר הציבורי, כל זאת באמצעות מציאת פתרונות מסחריים בתעשייה עתירת הידע לצורכי השירות הציבורי.
- במהלך שנת 2016 החלה התכנית לפעול והיא צפויה להתחזק בשנים 2017 ו-2018. תקציב התכנית יעמוד על 11.5 מיליון ש״ח בכל אחת מהשנים האלה.
- תעשיית הייצור בישראל מתמודדת בשנים האחרונות עם תחרות בשוק הגלובלי, ונתוני הפריון בתעשייה זו נמוכים מאלו שבממוצע ה-OECD. בעקבות כך פועלת הממשלה להגביר את הפריון בסקטור תעשיות הייצור המסורתיות וכן פועלת באמצעות הרשות לחדשנות להחדיר טכנולוגיות וחדשנות לסקטור זה במטרה לייעל ולשפר את התחרות שבו. לשכת המדען הראשי השקיעה בתעשיית הייצור קרוב למיליארד שקלים בעשור האחרון, במסגרת תכנית התמיכה בחדשנות טכנולוגית בתעשייה המסורתית. מטרת התכנית היא להקפיץ את החברות מדרגה ולהבטיח את התחרות שלהן בשוק לאורך זמן על בסיס איכות וחדשנות. התכנית הגיעה למאות חברות בישראל והעניקה מענקי מחקר ופיתוח ליותר מ-560 חברות במגוון ענפים: מתכת, פלסטיקה, מזון, ציוד חשמלי, חומרי בנייה, מכונות ועוד. רשות החדשנות תמשיך לחזק מגמה זו ולשים דגש מיוחד – הן בתקציבים והן במשאבי ניהול – על תעשיות הייצור. אחת מזירות החדשנות של הרשות תהיה זירה שמטרתה לעודד ייצור מתקדם. בין השאר הדבר ייעשה על ידי תמיכה בסטארט-אפ פורצי דרך בתחומי תעשיית הייצור אשר עשויים להוביל לפיתוח ענפי ייצור ותעסוקה חדשים. שדרוג התעשייה, שיחייב הקניית מיומנויות מתקדמות לעובדים, יתרום להעלאת הפריון, להגדלת השכר ולצמצום הפערים. בטווח הבינוני-ארוך, שדרוג והתפתחות התעשייה יבטיחו את התעסוקה בענפי הייצור ועשויים לתרום להגדלת כמות המשרות בתעשייה. תוספת התקציב לתחום תעשיית הייצור תעמוד על 43 מיליון ש״ח בשנת 2017 ועל 53 מיליון ש״ח בשנת 2018.
- בשנים האחרונות ניתן להבחין בשינוי של תעשיית ההייטק הישראלית, לפיו מתחזקת המגמה של צמיחה מוגברת מצד חברות הזנק, המתפתחות והופכות לחברות מבוססות. נתונים מהשנים החולפות אף מצביעים על הבשלה של התעשייה, הן מצד היזמים והן מצד המשקיעים, לכיוון של מהלכים ארוכי טווח מוכווני צמיחה. אחת הסיבות המרכזיות לכך היא התבגרות התעשייה. ההייטק הישראלי נכנס כעת לעשור השלישי מאז פריצתו בשנות ה-90, והניסיון שנצבר נותן את אותותיו. רשות החדשנות תבקש לחזק מגמה זו מתוך התפישה כי חברות גדולות יותר

טובות לצמיחה ולתעסוקה, הן מבחינת היקף העובדים והן מבחינת מגוון משלחי היד של המועסקים בהן. הדבר יתבצע באמצעות זירת הצמיחה האמונה על משימה זו.

- במהלך השנים 2017 ו-2018 תמשיך מדינת ישראל להשתתף בתכנית המסגרת השמינית למחקר ופיתוח של האיחוד האירופי (Horizon 2020). התכנית מאגדת את שלוש התכניות שהתקיימו עד לשנת 2013 כתכניות נפרדות: FP (תכנית המסגרת) CIP (התכנית לתחרותיות וחדשנות) ו-EIT (המכון האירופי לחדשנות וטכנולוגיה). התכנית עתידה להימשך שבע שנים בין השנים 2014–2020, והיא מאפשרת לחוקרים מהאקדמיה ומהתעשייה בישראל להתחרות על תקציבי מחקר של הקהילה. חלקה של ישראל במימון תכנית המו״פ האירופי נקבע בהתאם ליחס התמ״ג המקומי מסך התמ״ג האירופאי (כולל ישראל).

הגדלת שיעורי התעסוקה וההשתתפות במשק

המשרד פועל לגיבוש וליישום של תכניות לעידוד תעסוקה, במטרה לעמוד ביעדי התעסוקה ארוכי הטווח שנקבעו בהחלטת הממשלה 1994 מיום 15 ביולי 2010. לצורך כך, ובמטרה למצות את פוטנציאל הצמיחה של המשק, יבוצעו הצעדים הבאים שלהלן ויופעלו תוכניות אלה:

- עידוד יציאה לעבודה של הורים באמצעות הרחבת מערך מעונות היום המפוקחים והמסובסדים והשתתפות בהחזקת ילדיהם במערך – אחד מכלי המדיניות המרכזיים לעידוד יציאה לעבודה של הורים הוא באמצעות השתתפות בהחזקת ילדיהם במעונות יום, במשפחתונים ובצהרונים.
- בהתאם לכך, הממשלה פועלת בשנים האחרונות להרחבת מערך מעונות היום המפוקחים והמסובסדים. לצורך הרחבת ההיצע של המסגרות המפוקחות על ידי משרד העבודה ובהתאם להמלצות ועדת טרכטנברג הוקצו מעל למיליארד ש״ח לבינוי מעונות יום ולהרחבת היצע המשפחתונים בין השנים 2011-2016. במסגרת התקציב לשנים 2017-2018 הוקצו הרשאות לבינוי מעונות יום בסכום של כ-700 מיליון ש״ח. בד בבד, שונה נוהל התקצוב של בינוי מעונות יום חדשים, כך שחלה הקלה משמעותית על החסמים הבירוקרטיים וניתנו תמריצים לבינוי מהיר. תמורות אלו צפויות להביא לגידול משמעותי בהיקף המסגרות המפוקחות ומסובסדות. זאת, לצד הצטרפות של מעונות יום פרטיים למערכת המפוקחת על ידי משרד העבודה.
- עידוד תעסוקת ערבים – יישום החלטת ממשלה 922 שעניינה פעילות הממשלה לפיתוח כלכלי באוכלוסיית המיעוטים בשנים 2016–2020. ההחלטה קובעת לערוך שינוי מהותי במנגנוני ההקצאה בתקציב המדינה, כך ששיעור משמעותי מהתקציב, שאינו פוחת משיעורם באוכלוסייה הכללית, ייועד לאוכלוסיית בני המיעוטים.
- בין הצעדים המרכזיים שננקטו לצורך עידוד התעסוקה במגזר הערבי ניתן למנות את הפעלתם של למעלה מ-20 מרכזי הכוון תעסוקתי ייעודיים למגזר הערבי, זאת עד לשנת 2020; יישום תכנית רוחבית לפיתוח ולהשלמת פיתוח של איזורי תעשייה ותעסוקה במגזר הערבי; סיוע להשמת האוכלוסייה הערבית בהיי-טק ועוד. זאת לצד שריון של לפחות 25 אחוזים מתקציב הבינוי למעונות יום ליישובים של אוכלוסיית בני המיעוטים. הקצאת משאבים זו נובעת מההבנה כי שילובה של האוכלוסייה הערבית בתעסוקה הכרחית להגדלת הרווחה ולשיפור רמת החיים של אוכלוסיית המיעוטים עצמה, והיא משפיעה באופן ישיר על צמיחת המשק כולו תוך צמצום הפערים החברתיים.



- תכניות ייעודיות לעידוד תעסוקה בקרב האוכלוסייה החרדית – לצורך עמידה ביעדי תעסוקה שנקבעו בהחלטת הממשלה, מקודמות פעולות שונות להסרת חסמי כניסה לעבודה. בהתאם לכך, מיושמת תכנית חומש לעידוד תעסוקה בהיקף של כחצי מיליארד ש"ח, אשר כוללת הפעלת מרכזי הכוון תעסוקתי ייעודים למגזר החרדי, תכנית לשילוב עובדים חרדים בתחום ההייטק ותכנית לשילוב חרדים בשירות המדינה.
- עידוד תעסוקת אנשים עם מוגבלויות – בשנים האחרונות מתחזקת ההבנה בדבר חשיבות שילובם של אנשים עם מוגבלות בתעסוקה והתרומה שבכך למצבם ולמשק בכלל. במטרה לשלב אוכלוסייה זו בתעסוקה פותחו פרויקטים ייעודיים, ביניהם הקמת מרכזי תמיכה המלווים את המעסיק משלב הגיוס והמיון; מרכז הכוון תעסוקתי ייעודי; פריסת רכזי תעסוקה בתשתיות תעסוקה שונות; וכן מרכז השאלת ציוד התאמות ותכניות לסטודנטים עם מוגבלות. בנוסף, יימשך המימון לצורכי התאמות במקום העבודה ולשכר מינימום מותאם.


ענפי המשק

משרד התיירות

התקציב השוטף של משרד התיירות יעמוד בשנות הכספים 2017 ו-2018 על כ-328 מיליון ש״ח וכ-306 מיליון ש״ח בהוצאה נטו בהתאמה. ההוצאה המותנית בהכנסה תעמוד על כ-5.7 מיליון ש״ח וההרשאה להתחייב תעמוד על 70 מיליון ש״ח בכל אחת מהשנים.

תקציב הפיתוח של משרד התיירות יעמוד בשנות הכספים 2017 ו-2018 על כ-629 מיליון ש״ח וכ-575 מיליון ש״ח בהוצאה נטו בהתאמה. ההרשאה להתחייב תעמוד על כ-619 מיליון ש״ח ועל כ-492 מיליון ש״ח, בהתאמה בין השנים.

דגשים לשנות הכספים 2017 ו-2018

- **תחום השקעות ההון** – המשרד יפעל להגדלת היצע חדרי האכסון המלונאי ולגיוון המוצר התיירותי, בין היתר במטרה להביא להוזלת מחירי הנופש ולהגדלת היצע האכסון המלונאי. בהקשר זה יצוין כי המשרד פועל להרחבת מפת אזורי העדיפות והזכאות למענקי השקעות ברוב אזורי הארץ. תימשך פעילות מנהלת ההשקעות בתיירות, בשיתוף עם משרד האוצר. במסגרת זו יינתנו מענקים לבניית חדרי מלון חדשים ולהשבה והסבה של מבנים לשימוש מלונאי, בהתאם לחוק לעידוד השקעות הון התשי״ט-1959, וכן מענקים מורחבים להקמת בתי מלון בשיעור של עד 13% בהתאם להחלטת ממשלה מספר 1556 מיום 19 ביוני 2016.
- **תקציב פיתוח התשתיות התיירותיות** – המשרד יתמקד בתחום פיתוח תשתיות תיירותיות לשדרוג ולפיתוח ב״ערי ליבה״, קרי ערי תיירות עיקריות המהוות את מוקד המשיכה לתיירות נכנסת לישראל ויקצה לכך את עיקר תקציבו, זאת על מנת לשפר באופן ניכר את המוצר התיירותי ואת החוויה לתייר. כמו כן, המשרד יפעל בתחום זה באזורי הפריפריה, במגזרי המיעוטים ובאזורים אחרים שהוחלט כי הם בעלי פוטנציאל להוות מוקדי תיירות נכנסת בישראל.
- **תקציב השיווק** - משרד התיירות ישקיע מתקציבו בעידוד התיירות לישראל באמצעות שלושה אפיקי פעילות עיקריים:
  - שיתופי פעולה עם סוכני תיירות דיגיטליים בהסכמים תלויי הצלחה, על מנת להגדיל את מכירת החבילות לישראל.
  - נוהלי טיסות לנתב״ג ולאילת שמטרתם לתמרץ חברות תעופה ומפעילי טיסות להטיס תיירים לישראל ולאילת.
  - קמפיינים גדולים ובעלי חשיפה רחבה גם ברמה הרוחבית באירופה, תוך מיקוד בערים מרכזיות, על מנת למקסם את יעילות הקמפיין ואת חשיפתו לקהלים הרלוונטיים, וגם בצפון אמריקה, סין והודו.
  - משרד התיירות ישתמש בכלי ניתוח למדידת האפקטיביות והיעילות של פעולות השיווק השונות המבוצעות על ידו וכן לבחינת השפעתם של מצבים כלכליים וגיאופוליטיים במדינות היעד על כניסות תיירים לישראל, זאת על מנת להחליט מה הם אפיקי ההשקעה הטובים ביותר והיעילים ביותר לפעולות השיווק.

פיתוח ים המלח

- בשנת 2007 ניתן למשרד התיירות תקציב הרשאה להתחייב בסך 300 מיליון ש"ח עבור הגנות ביניים שכללו, בין היתר, הסדרת תשתיות, בניית מערכות, מתקנים וסוללות הגנה, מערכות התפלת מים ומערכות ניקוז. הביצוע של תקציב זה התפרס על פני מספר שנים וביצועו הושלם. לצורך השלמת כלל ההגנות החופיות הדרושות בים המלח ותחזוקתן עד לשנת 2030 הוחלט להקצות 730 מיליון ש"ח נוספים. כיום, החברה להגנות ים המלח נמצאת בעיצומה של השלמת תהליך זה.
- ב-12 בפברואר 2012 התקבלה החלטת ממשלה 4254 העוסקת בפיתוח ובשיקום ים המלח כתוצאה מירידת המפלס. ההחלטה כוללת התייחסות להקמת תכנית לאומית לטיפול בנושא בשיתוף פעולה עם המשרד לאיכות הסביבה. האחריות להיבט התיירותי מוטלת על משרד התיירות באמצעות החברה להגנות ים המלח. היקף התקציב שיופנה לפיתוח תיירותי ולמענקים באזור במסגרת החלטת ממשלה זו במהלך השנים הקרובות הוא כ-700 מיליון ש"ח בהרשאה להתחייב. במהלך החציון הראשון של שנת 2017 צפויות להתחיל עבודות הפיתוח באזור הביניים המיועד להקמת חדרי מלון וכן התחלת שיווק קרקעות למלונאות.
- בנוסף, במסגרת החלטת ממשלה 4060 מיום 1 בינואר 2012 בעניין ביצוע פרויקט הגנות הקבע בים המלח, אימצה הממשלה את פתרון קציר המלח בבריכה מספר 5 כפתרון הקבע. החלטה זו עוגנה בהסכם שנחתם בין הממשלה ובין מפעלי ים המלח. עלותו הכוללת של פרויקט הקציר מוערכת בכ-3.8 מיליארד ש"ח (בערכים מהוונים וצמודים למדד). במסגרת ההסכם נקבע כי מפעלי ים המלח יממנו 80 אחוזים מעלות הפרויקט (3.04 מיליארד ש"ח) ואילו המדינה תממן 20 אחוזים מעלותו (0.76 מיליארד ש"ח).

משרד החקלאות ופיתוח הכפר

הצעת תקציב משרד החקלאות ופיתוח הכפר לשנות הכספים 2017 ו-2018 (סעיף 33) מסתכמת בכ-2.1 מיליארד ש״ח וכ- 2 מיליארד ש״ח בהתאמה, מהם כ-1.8 מיליארד ש״ח בשנת 2017 וכ-1.8 מיליארד ש״ח בשנת 2018 בהוצאה נטו, וכ-226 מיליון ש״ח בשנת 2017 ובשנת 2018 בהוצאה מותנית בהכנסה. כמו כן, בשנות הכספים 2017 ו-2018 תועמד לרשות המשרד הרשאה להתחייב בגובה של כ-652 מיליון ש״ח וכ-647 מיליון ש״ח בהתאמה.

מתוך תקציב זה, הצעת תקציב התמיכות בחקלאות לשנות הכספים 2017 ו-2018 מסתכמת בכ-1.1 מיליארד ש״ח וכ-1.1 מיליארד ש״ח בהתאמה, מהם כ-1.1 מיליארד ש״ח בשנת 2017 וכ-1.1 מיליארד ש״ח בשנת 2018 בהוצאה נטו. כמו כן, תתוקצב הרשאה להתחייב לתמיכות בשנות התקציב 2017 ו-2018 בגובה של כ-635 מיליון ש״ח וכ-629 מיליון ש״ח בהתאמה.

משרד החקלאות ופיתוח הכפר אחראי מטעם הממשלה לחקלאות ולמרחב הכפרי בישראל. בין פעילויותיו העיקריות של המשרד ניתן למנות: תכנון והמלצה על הקצאות גורמי ייצור חקלאיים המצויים במחסור, כגון: קרקע, מים ועובדים זרים ופלסטינים; הקצאת תמיכות במגוון נושאים, כגון: סובסידיות לפי חוק הגליל, שימור הקרקע, קידום הייצוא, הדברה, סבסוד פרמיות ביטוח חקלאי; קידום רפורמות וחקיקה; תכנון פרוגרמות להתיישבות המתוכננת ופרויקטים חקלאיים במסגרת ההתיישבות הקיימת; יישום הסכמי הסחר של ישראל; מתן שירותים ופיקוח בתחומי הווטרינריה והגנת הצומח; מתן שירותי הדרכה ופיתוח מקצועי; וקידום המחקר החקלאי בישראל הן באמצעות המדען הראשי והן באמצעות מִנהל המחקר החקלאי.

כמו כן, בשנת 2014 הועברה הרשות לפיתוח והתיישבות הבדואים בנגב למשרד החקלאות. הרשות אחראית לייזום, לתכנון ולפיתוח סטטוטורי של פתרונות התיישבות של הפזורה הבדואית ולביצוע הסדרי קרקעות וליווי האוכלוסייה בכל שלבי ההתיישבות. במקביל הועברה היחידה לשילוב האוכלוסייה הבדואית בנגב למשרד החקלאות. היחידה אחראית לפיתוח החברתי-כלכלי של האוכלוסייה הבדואית בנגב.

דגשים לשנות הכספים 2017 ו-2018

שינוי במדיניות הממשלה בתמיכות בחקלאות בענפי החי ובענפי הצומח

מרבית מדינות העולם, וביניהן מדינת ישראל, מפתחות את החקלאות המקומית ותומכות בה. מדיניות התמיכה הממשלתית בחקלאות מבוססת בין היתר על התפישה שלפיה לחקלאות תועלות חיצוניות חיוביות, ביניהן תפיסה ושמירה על שטחים פתוחים, התיישבות ופיתוח הפריפריה, שמירה על גבולות המדינה, תועלות אקולוגיות ונופיות ותועלות חברתיות ותרבותיות. התמיכה בחקלאות מבוססת גם על רצון לקיים רמה מסוימת של אספקת מזון בסיסי טרי למשק המקומי. עם זאת, בדומה למרבית המדינות המפותחות, גם בישראל חלה ירידה בסך התמיכות לחקלאות בעשורים האחרונים.

ככלל, התמיכות בחקלאות מתחלקות לשני סוגים עיקריים: תמיכות ישירות בחקלאים באמצעות תמיכה תקציבית, ותמיכות עקיפות באמצעות מכסות ומכסי מגן שיש להם פוטנציאל גבוה של עיוות השווקים. ארגון הסחר העולמי וארגון ה-OECD ממליצים על תמהיל תמיכות המורכב בעיקר מתמיכות ישירות, במיוחד תמיכות שאינן תלויות בכמות הייצור ומעט תמיכות עקיפות מעוותות. תמהיל זה מומלץ על מנת להבטיח כי התמיכה תגיע ישירות לחקלאי וכי לא יהיה בתמיכה כדי להשפיע על שיקול דעתו של המגדל בנוגע לאופי ולכמויות הייצור. להבדיל, התמיכות העקיפות אינן מגיעות ישירות לחקלאי, אלא מתחלקות בין חוליות נוספות בשרשרת הערך, ובנוסף מעוותות את שיקול דעתו של המגדל ובכך פוגעות ביעילות ובתחרותיות של הענף. לדוגמה, תכנון באמצעות מכסות ייצור מוביל למצב המשמר יחידות ייצור קטנות ולא יעילות, ולכן מעלה את המחיר לצרכן.

המדד העיקרי לתמיכה עקיפה נקרא מדד התמיכה באמצעות המחיר (MPS - Market Price Support). על פי ארגון ה-OECD, שיעור התמיכות בישראל באמצעות המחיר (MPS) גבוה באופן משמעותי מממוצע מדינות ה-OECD, זאת בעיקר מכיוון שבענפי החלב והביצים קיימת תמיכה באמצעות מכסות ומכסים. יתר על כן, בעשור האחרון מרבית המדינות הפחיתו את התמיכות העקיפות ועברו לתמיכה ישירה, בעוד שבמדינת ישראל נרשמה מגמה הפוכה.

לנוכח האמור, הסכימו משרד האוצר ומשרד החקלאות ופיתוח הכפר כי ככלל, יש לעבור מתמיכה עקיפה לתמיכה ישירה ולנסות להימנע מתמיכות בעלות פוטנציאל ליצור עיוות בשוק. מעבר לתמיכה ישירה שאינה מעוותת את שיקולי היצרן יבטיח המשרד הקצאת מקורות יעילה ברמת החקלאי והמשק ואף יגרום לכך שהתמיכה תגיע במלואה לחקלאי. בנוסף, המעבר לתמיכות ישירות מאפשר למדינה שקיפות ובהירות בנוגע לגובה התמיכה המושקעת בכל ענף ומסייע בהפחתת המחירים לצרכנים.

לסיכום, שינוי תמהיל התמיכות והמעבר מתמיכות עקיפות לתמיכות ישירות הוא מעבר שבו כל הצדדים יוצאים נשכרים; החקלאים מקבלים את מלוא התמיכה, המדינה מייצרת שקיפות בנוגע לגובה ולאופי התמיכות והצרכנים משלמים מחיר נמוך יותר על התוצרת הטרייה.

בהקשר זה יש לציין כי בשנים האחרונות החליטה הממשלה על מספר צעדים המהווים את יריית הפתיחה במעבר מתמיכות עקיפות לתמיכה ישירה, כגון הפחתת מכסים ופתיחת מכסות במקביל לתמיכה ישירה, כפי שיפורט להלן:

הפחתת מכסים בבשר ובדגים

במהלך חודש אוגוסט 2016 הוסכם בין משרד האוצר, משרד החקלאות ונציגי החקלאים על הפחתת מכסים בענפי הבשר והדגים.

בתחום הדגים (אמנון, בורי וקרפיון) הוסכם על הפחתה מידית של 50 אחוזים מהמכס וכן על שלוש פעימות נוספות שיתבצעו החל משנת 2018, אשר בסופן יעמוד המכס על 12 אחוזים בלבד. לפי ההסכם, לפני ביצוע הפעימות הנוספות ייערך בירור בנוגע לפדיון של הענף (כולל התמיכה מהמדינה). אם יתברר כי פדיון הענף נפגע בצורה משמעותית, תידחה הפעימה בשנה, ולקראת ביצוע הפעימה תיערך בדיקה נוספת. ככל שתהיה ירידה מוגבלת בפדיון, הפחתת המכס תהיה הדרגתית יותר. כמו כן, הוסכם כי תינתן תמיכה ישירה במגדלי הבריכות בסכום של 30 מיליון ש״ח לשנה בתוספת מע״מ למשך שבע שנים. בנוסף, תינתן תמיכה חד-פעמית על סך של 70 מיליון ש״ח למענקי השקעות עבור ההשקעות הנדרשות של מגדלי הבריכות בהתאם לקריטריונים הסביבתיים.

מהלך זה הוא מהלך המשך לפתיחת המכסה הפטורה ממכס על דגים לקראת פסח. כפי שיפורט להלן, פתיחת המכסה הנ״ל הובילה להפחתת מחירים משמעותית לצרכנים, ולפיכך הצפי הוא כי מהלך זה טומן בחובו ירידת מחירים משמעותית נוספת לצרכני ישראל בדגים אלה.

בתחום בשר הבקר, משרד האוצר יצא לשימוע על הגדלה משמעותית של המכסה הפטורה ממכס לייבוא בשר טרי. בהתאם לשימוע, בשנת 2016 תעמוד המכסה על 7,500 טון, בשנת 2017 על 12,500 טון ובשנת 2018 על 17,500 טון. כמו כן, במקביל להגדלת המכסה, המכס המוטל על ייבוא הבשר (מעבר למכסה) יפחת בהדרגה, כך שבשנת 2019 יעמוד המכס על 12 אחוזים בלבד. מהלך זה נעשה תוך הידברות עם מגדלי הבשר לבקר והסכמה על הגדלת התמיכה הישירה במגדלים.

כפי שיפורט להלן, כפועל יוצא מהחלטת ממשלה 1584 החל ייבוא משמעותי של בשר טרי בשנים האחרונות, ולפיכך, מהלך זה צפוי להוביל להפחתת מחירים משמעותית לצרכני הבשר בישראל.

במסגרת החלטת ממשלה 1584 מאפריל 2014 בוטל המכס הקיים על ייבוא עגלים חיים, הוגדלו המכסות הפטורות ממכס לייבוא בשר בקר טרי והוסכם על מתן תמיכה במגדלי הבקר ובמפטמי העגלים. בעקבות כך, במחצית הראשונה של שנת 2016 יובאו לישראל למעלה מ-3,000 טון של בשר טרי בפטור ממכס. בשר זה נמכר ברשתות השיווק במחירים הנמוכים ב-20–30 אחוזים ממחירו של הבשר הטרי המקומי. מבדיקה ראשונית עולה כי היקף הייבוא המשמעותי של הבשר הטרי הוביל את הצרכנים הישראלים לרכוש בשר טרי מיובא במקום בשר מופשר, וכך הרוויח הצרכן הישראלי הן בשר איכותי יותר והן מחירים נמוכים יותר.

לסיכום, המהלך בענף הבשר צפוי להוביל להיצע רחב של בשר טרי במחירים הנמוכים בכ-20 אחוזים ממחירו של הבשר מהשחיטה המקומית, וכתוצאה מכך להפחתה ניכרת ביוקר המחיה של אזרחי ישראל.

שני מהלכים אלה הם צעד משמעותי במעבר מתמיכות עקיפות לתמיכות ישירות, תוך הידברות והסכמה של החקלאים ובאופן המוביל להפחתה משמעותית במחירים לצרכן.

הגברת התחרות בענפי החלב

כאמור, ביום 5 באפריל 2014 התקבלה החלטת ממשלה 1584 המכילה שורה של צעדים שמטרתם להגביר את התחרות בענפי החלב והבשר. המהלכים בענף הבשר פורטו לעיל, ולהלן נעמוד על עיקרי הצעדים בענף החלב.

במסגרת ההחלטה הוגדלו המכסות הפטורות ממכס לייבוא גבינה צהובה. נקבע כי המכסות יחולקו במסגרת הליך תחרותי בין המציעים בנוגע למחיר לצרכן, זאת על מנת לגלגל את ההטבה לצרכן. ההליך התחרותי הראשון לבחירת היבואנים פורסם בסוף שנת 2014, ובמסגרתו חולקה מכסה של 4,800 טון לחמישה יבואנים אשר דורגו בהתאם למחיר לצרכן שאליו התחייבו היבואנים. בהתאם לכך נמכרו הגבינות המיובאות במחיר הנמוך ב-30 אחוזים ממחיר הגבינה הצהובה המפוקח על ידי המדינה. במסגרת ההליך התחרותי לשנת 2016 חולקה מכסה של 5,400 טון לשמונה יבואנים שהתחייבו, רובם ככולם, למכור את הגבינות במחירים נמוכים באופן משמעותי מהמחיר המקומי. ואכן, בשנת 2016 ניתן לראות יצירה והתבססות של מותגים חדשים בתחום הגבינות הצהובות במחירים הזולים ב-20–30 אחוזים ממחיר הגבינה המפוקח. בשנת 2017 צפויה המכסה לעמוד על 6,000 טון ובשנת 2018 תעמוד המכסה על 6,500 טון.

במקביל לפתיחת המכסות בתחום החלב הוחלט על תמיכת הסתגלות לרפתנים בסך של 65 מיליון ש״ח שתיפרס על פני ארבע שנים.

בנוסף, על מנת להגביר במקביל גם את התחרות בשוק המקומי במקטע המחלבות, הוחלט כי משרד הכלכלה ישיק מסלול מענקים למחלבות קטנות. במסגרת מסלול זה נבחרה מחלבת רמת הגולן, אשר צפויה לקבל מענק ממשרד הכלכלה לפי הצגת תכנית פיתוח וכניסה לנתח שוק משמעותי במוצרי החלב הבסיסיים.

פיקוח על פערי תיווך

ועדת המחירים המשותפת למשרדי החקלאות והאוצר המליצה בחודש מאי 2016 להכניס לראשונה את כל מחירי הפירות והירקות הבסיסיים לפיקוח שייקבע לפי פרק ז׳ לחוק הפיקוח על מצרכים ושירותים. לפי ההמלצה, רשתות השיווק, הסיטונאים הגדולים ועוסקים נוספים בתחום יחויבו לדווח את נתוני הרווחיות על פירות וירקות למפקח על המחירים.

בשנים האחרונות נצפית מגמה רב-שנתית של עלייה בנתח השוק של רשתות השיווק לעומת השווקים הפתוחים וחנויות הירקות והפירות הפרטיות. לפי נתוני הלמ״ס, בעשור האחרון גדל נתח השוק של הרשתות ב-15 אחוזים לכדי 50 אחוזים מהקמעונאות בפירות ובירקות טריים. ההמלצה גובשה לפי ממצאי בדיקה מדגמית שהראו כי הרווח הגולמי והתפעולי במחלקת הפירות והירקות ברשתות, גבוה במידה ניכרת מהרווח הכללי של הרשת. כמו כן, נמצא כי שיעור המכר ברשתות נמצא במגמת עלייה וכי קיימת ריכוזיות במקטע הסיטוני הקשור לרשתות השיווק. מהלך זה בוצע לאחר שגורמים שונים בממשלה ובמדינה ערכו מספר בדיקות של פערי התיווך בענפי הירקות והפירות שלא העידו על מרווחים חריגים בישראל. מכיוון שהנתונים שעליהם התבססו הבדיקות השונות אינם מלאים, החלטת ועדת המחירים נועדה לאפשר בדיקה נוספת על בסיס נתוני אמת.

הפחתת מכסים בתקופת החגים

במהלך חודש ינואר 2016 חתם שר האוצר על צו הקובע מכסה פטורה ממכס לסל של ירקות בסיסיים (חסה, מלפפונים, סלרי, עגבניות, פטרוזיליה, פלפל, כרוב, חזרת, גזר, תפו״א ובצל). סל זה מאפשר למשרד החקלאות ופיתוח הכפר לפתוח מכסות פטורות ממכס במוצרים אלה כתלות בתנאי הגידול המקומי. עם זאת, בנוגע לסל מצומצם יותר של ירקות (עגבניות, חסה, פלפל, מלפפון, פטרוזיליה וסלרי) נקבעה מכסה של 40,000 טון אשר ניתנת לייבוא ללא תנאים, למשך חודש וחצי בתקופת הפסח וחודשיים בתקופת החגים. מכסה זו נועדה לאפשר ליבואנים ודאות ולמנוע מחסור ועליית מחירים בתקופות אלה, שבהן הביקוש גדל. בעקבות מהלך זה, מתאפשר ליבואנים להגיב במהירות למחסור של הירקות הבסיסיים בתקופות החגים שבהן הביקוש גבוה, וכך למנוע מצב של מחסור ושל עליית מחירים במוצרי הבסיס.

במארס 2016 בוצע מהלך נוסף של מעבר מתמיכות עקיפות לישירות, תוך פתיחת מכסות ומתן תמיכה ישירה למגדלי דגים, זיתים וירקות לתעשייה. ההסכם כלל פתיחה של מכסות פטורות ממכס מוגבלות בזמן (מ-15 במארס עד 15 ביולי) לקראת חג הפסח, של 4,000 טון פילה אמנון קפוא (ודגים נוספים), 2,000 טון לשמן זית, 4,500 טון לתפו״א קפוא (צ׳יפס) ו-5,500 טון לירקות קפואים אחרים. בפילה אמנון קפוא, בירקות הקפואים ובשמן זית, נוצלה המכסה במלואה ובתפוחי אדמה קפואים (צ׳יפס) נוצלה המכסה באופן חלקי.

בכל הנוגע לאמנון הקפוא, ניתן היה לראות ירידת מחירים משמעותית לצרכני ישראל, כאשר בחודשים מארס-אפריל ירד המחיר הממוצע ברשתות השיווק בשיעור של כ-30 אחוזים מהמחיר הממוצע בחודשים ינואר-פברואר.

עובדים שכירים בענף החקלאות

חקלאים ישראלים רבים מתבססים על העובדים הזרים. עם זאת, על מנת לצמצם את הפגיעה בתעסוקה המקומית, הגבילה ממשלת ישראל את מספר העובדים הזרים בענף. במקביל, ועל מנת לעודד העסקת עובדים ישראלים בענפי החקלאות, החל משרד החקלאות, בשנת 2014, בנוהלי תמיכה למעסיקים של עובדים אלה. מהלכים אלה הובילו להגדלת מספר הישראלים המועסקים בחקלאות ולצמצום המחסור בעובדי חקלאות.

בהקשר זה יש לציין כי בשנת 2016 החליט שר האוצר לבטל את מס המעסיקים שהוטל על מעסיקים של עובדים זרים בענפי החקלאות. ביטול המס הפחית את עלות העסקת העובדים הזרים ובכך הפחית בצורה משמעותית (150 מיליון ש״ח בשנה) את עלויות הייצור של החקלאים.


ענפי המשק

משרד התקשורת

הצעת תקציב משרד התקשורת לשנות הכספים 2017 ו-2018 מסתכמת ב-70 מיליון ש"ח וב-70 מיליון ש"ח בהתאמה, מתוכם כ-44.8 מיליון ש"ח בכל אחת מהשנים מיועדים להוצאות שכר.

משרד התקשורת משמש גוף האחראי לאסדרת ענף התקשורת ולפיקוח על הגופים הפועלים בו. המשרד אחראי ליישום מדיניות הממשלה בנושא התקשורת ולקביעת הכללים שבמסגרתם פועלים הגופים בענף, על תחומיו השונים. מאחר שבאופיו משרד התקשורת הוא משרד מטה, רוב תקציבו משמש למימון הוצאות השכר של העובדים, להוצאות תפעול שוטפות, לרכישת שירותי ייעוץ, לעריכת מחקרים וסקרים ולרכישת ציוד לצורך פעילות הפיקוח והאכיפה של המשרד.

תקציבו של משרד התקשורת מיועד לאסדרת תחום התקשורת, וההשקעות בענף נעשות על ידי חברות פרטיות. עיקר תקציבו של משרד התקשורת מיועד להעסקת העובדים העוסקים בפעילותו השוטפת של המשרד – פיקוח ובקרה על הפעילות בתחום וכן ליישום השינויים המבניים המרכזיים המפורטים להלן. גם תקציב הקניות של המשרד מיועד לפעילותו השוטפת וכן להעסקת יועצים לצורך יישום המדיניות כאמור מטה.

דגשים לשנות הכספים 2017 ו-2018

תחום הנייח

משרד התקשורת פועל ליישום רפורמות השוק הסיטונאי בתקשורת נייחת בשנים 2017 ו-2018 באמצעות הצעדים האלה:

- השלמת תמחור תעריפים סיטונאיים ברשת הוט ומעקב אחר יישום הרפורמה בשוק הסיטונאי, לרבות השלמת שוק סיטונאי בטלפוניה ופרסום שימועים נלווים.
- שימת דגש על השימוש בתשתיות פסיביות במסגרת הרפורמה בשוק הסיטונאי כחלק מעקרון "סולם השקעות" וכחלק ממדיניות המשרד להגברת התחרות ולהאצת פיתוח תשתיות פס רחב.
- הפחתת הרגולציה ומעבר לפיקוח על מחירי מקסימום בתחום הטלפוניה בבזק.
- גיבוש מדיניות לעידוד השקעות והתקדמות טכנולוגית של רשתות נייחות בדגש על FTTH.

תחום הנייד (סלולרי)

במהלך השנים 2017 ו-2018 משרד התקשורת יפעל במספר דרכים ליצור תשתית לפיתוח טכנולוגי בענף, וכפועל יוצא מכך – להביא למגוון שירותים חדשים ומתקדמים לצרכנים:

- החלה הקצאת תדרים לרשת גישה רחבת פס בדור רביעי ובדור רביעי מתקדם. כמו כן המשרד פועל לאישור הסכמי השיתוף בין מפעילי הרט"ן השונים בהתאם למסמך המדיניות בנושא ובהתאם לכללי המכרז שנערך.

- המשרד יפעל לפרסום החלק השני של מכרז ״דור 4״ שבו יוקצו תדרים בתחום 2,600 מגה״ץ, אשר אמורים להגדיל את יכולות הביצוע של המפעילים על גבי הרשת, לשפר את איכות השירות, להגביר את מהירות הקצבים ולהרחיב את הקיבולת במרכזי ערים ובאזורי אוכלוסייה צפופים.
- הסדרת תחום התדרים בג׳יגה הראשון – פינוי מידי של תדרים בתחום הג׳יגה הראשון ממשרד הביטחון ומגופי הביטחון לשימושים אזרחיים, בדומה למגמות בעולם. במסגרת זו יפעלו משרדי האוצר והתקשורת לפרסום מכרזים להקצאת התדרים שיפונו לצורכי מפעילות הסלולר. כמו כן, תבוצע הסדרה בהקצאת התדרים הנוכחית להמשך ההתפתחות הטכנולוגית בשוק התקשורת הניידת.
- תחום הנדידה הבין-לאומית – נוכח תעריפי הנדידה הגבוהים ובמטרה להפחית את תעריף שירות הנדידה, המשרד פועל להגביר את השקיפות למנוי, כך שיוכל לשלם עבור השירות שנצרך בפועל.
- בשנת 2017 ימשיך המשרד לבחון את עלויות קישור הגומלין ויפעל להכרעה בשאלת שינוי התעריף על בסיס עלות או שינוי המדיניות באופן שתעריף קישור הגומלין יופחת או יבוטל.

מפעילים בין-לאומיים

התחרות רבת המשתתפים בין המפעילים הפנים-ארציים ומכירת חבילות ״ללא הגבלה״, גרמו לכך שקיים קושי בהמשך השמירה על השירותים הבין-לאומיים כענף נפרד ועצמאי בשוק התקשורת. אי לכך נקבעו מספר שינויים ענפיים שייכנסו לתוקפם במהלך 2017.

אגרות תדרים

האגרות הנהוגות בישראל בגין השימוש בתדרים והקצאתם מבוססות על אגרות שנקבעו בשנת 1995. מאז האגרות מעודכנות אחת לשנה בהתאם לשינויים במדד המחירים לצרכן. בשני העשורים האחרונים השתנה שוק התקשורת לבלי הכר, טכנולוגיות השתנו והוחלפו, תחומי תדר נוספים הושמשו לתקשורת אלחוט, שירותים רבים נוספו וחלקם אף התייתרו.

אגרות התדרים נועדו, בין היתר, ליצור מערך תמריצים שיעודד את הגורמים המשדרים להשתמש באופן יעיל וחסכוני בתדרים. תמריץ נכון נוצר, בין היתר, כאשר האגרה משקפת את הערך הכלכלי שניתן להפיק מהתדר תוך מתן תשומת לב לשיקולים ספקטרליים. מבחינה כלכלית גרידא, ומבלי להתייחס לשיקולים נוספים המשמשים בניהול תדרי הרדיו בישראל, ניתן לומר כי גורם המפיק מתדר ערך כלכלי הנמוך מהאגרה שהוא נדרש לשלם, יעדיף לעבור לתדר זול יותר, ובדרך זו יתפנה מקום לשימושו של גורם אחר המפיק ערך כלכלי גבוה יותר מהשימוש בתדר.

בשנים 2017 ו-2018 יפעל המשרד, באמצעות יועץ מומחה, לקביעת ערכו הכלכלי של ספקטרום התדרים העומד לרשות מדינת ישראל. קביעת אגרות התדרים בהתאם לערכם הכלכלי תיצור תמריץ כלכלי נכון לשימוש בתדרים ותאפשר למדינה להעריך נכונה את ערכם של משאבי הספקטרום העומדים לרשותה ואת הקצאתם לשימושים שונים.

הגדלת התחרות בשוק הטלוויזיה

שוק הטלוויזיה הרב-ערוצית בישראל הוא שוק ריכוזי שפועלות בו חברות הכבלים והלוויין. חברות אלו נהנות משיעורי הכנסה ממוצעת למנוי הגבוהים מהממוצע בעולם המפותח. שיעורי ההכנסה בתחום פלטפורמות השידור נובעים מתחרות בין מעטים.

על מנת להגדיל את התחרות בתחום, המשרד פועל בשני היבטים מרכזיים:

- **טלוויזיה על גבי האינטרנט** – בשנים האחרונות, בעקבות ההתקדמות הטכנולוגית והתלכדות הטכנולוגיות, הפך האינטרנט לאלטרנטיבה לצפייה ליניארית בשידורי הטלוויזיה. במדינות רבות בעולם פועלים ערוצי שידור המופצים על גבי האינטרנט בלבד. משרד התקשורת פועל ליצירת התנאים שיאפשרו צפייה בשידורי הטלוויזיה על גבי רשת האינטרנט באמצעות הסרת חסמים טכנולוגיים. יישום רפורמות השוק הסיטונאי ומיזם הסיבים האופטיים יובילו להאצת קצב הגלישה לצרכן הביתי, כך שניתן יהיה להעביר תכנים על גבי תשתית האינטרנט בנפחים גדולים, מבלי לפגוע בחוויית הצפייה של הצופה. בנוסף, במסגרת חוק התכנית הכלכלית לשנים 2017 ו-2018, משרד האוצר, בשיתוף עם משרד התקשורת, מקדם מהלך שיוביל להפעלת מערך עידן פלוס על ידי גורם תחרותי, מתוך כוונה שזה יפעל להשביחו ולהציבו כחלופה תחרותית לפלטפורמות השידור הקיימות. הפעלת המערך על ידי גורם פרטי תביא לשיפור איכות הפעלת המערך, לשיפור איכות הקליטה ברחבי הארץ, להוספת ערוצים אטרקטיביים ולהפחתת העלויות הנדרשות לתפעולו. עוד במסגרת התכנית הכלכלית, מקודם תיקון חקיקה שיחייב את הגורם המפעיל של מערך עידן פלוס להפיץ את שידורי המערך גם על גבי רשת האינטרנט, ובכך לאפשר את כניסתם של ספקי טלוויזיה חדשים.

- **איחוד מועצות רגולטיביות והפחתת הרגולציה** – שוק הטלוויזיה מאופיין בריבוי רשויות הסדרה: המועצה לשידורי כבלים ולשידורי לוויין (להלן – המועצה), בסיועה של מנהלת הסדרת השידורים לציבור במשרד התקשורת, מסדירה את תחום שידורי הטלוויזיה הרב- ערוצית למנויים (שידורי כבלים ושידורי הלוויין); הרשות השנייה לטלוויזיה ולרדיו ומועצת הרשות השנייה לטלוויזיה ולרדיו (להלן – מועצת הרשות השנייה), מסדירות את תחום שידורי הטלוויזיה והרדיו המסחריים לציבור.

  בהמשך לרפורמות שנערכו בתחום בשנים האחרונות התחדד הצורך בראיית שוק השידורים כשוק אחד שבו פועלים גורמים שונים המשפיעים זה על זה ובצורך להסדירו מתוך ראייה כוללת של כלל הגורמים הפועלים בו. בנוסף, קיומם של שני רגולטורים העוסקים בהסדרת אותו תחום יוצר כפילות מיותרת ואף חוסר אחידות בהיבטי אסדרה שונים. שני הגורמים עוסקים באסדרת נושאים דומים, כדוגמת הפקות מקור, כללי אתיקה בשידורים ובפרסומות והגנה על ילדים. ואולם, כל אחת מהמועצות קובעת כללים שונים, וגם אם הכללים זהים, לעתים הם מיושמים באופן שונה על ידי כל אחת מהמועצות. בשל כך נוצרת א-סימטריה באסדרה.

  בהתאם לכך, משרד התקשורת מתעתד להמשיך בקידום התיקון לחוק התקשורת ולחוק הרשות השנייה שבו יאוחדו המועצה לשידורי כבלים ולוויין ומועצת הרשות השנייה לגוף אחוד שתפקידו יהיה לקבוע כללי אסדרה חדשים מתוך ראייה כוללת של שוק שידורי הטלוויזיה (השידורים המסחריים והטלוויזיה הרב-ערוצית) ותוך מגמה להפחית את הנטל הרגולטורי ולמקדו בנושאי ליבה הכרחיים מינימליים. הצעת חוק נמצאת כאמור בדיונים על שולחנה של ועדת הכלכלה של הכנסת בהכנה לקראת קריאה שנייה ושלישית. יצוין כי גם טרם אישורו של חוק איחוד המועצות פועלת מועצת הכבלים והלוויין להפחתת הנטל הרגולטורי אשר בתחום אחריותה.

- **הגברת התחרות והסדרת הרגולציה בשוק השידורים** – ביום 18 בספטמבר 2015, מונתה על ידי ראש הממשלה ושר התקשורת ועדה מייעצת לעניין הסדרת הרגולציה על שוק השידורים (להלן - הוועדה), והיא פרסמה את המלצותיה ביום 30 ביוני 2016 (להלן - המלצות הוועדה). המלצות הוועדה מתייחסות לשורה ארוכה של שינויים הנדרשים ברגולציית השידורים בישראל, אשר נועדו להביא להתאמתה לעת הנוכחית, בדגש על התמורות הטכנולוגיות המשמעותיות המשפיעות על שוק השידורים. בתוך נושאים אלו ניתן למצוא את הגדרת השחקנים בשוק הטלוויזיה; קביעת מסגרת רגולציה אחודה תוך הפחתתה באופן משמעותי לעומת הרגולציה הקיימת כיום; הסרת חסמי כניסה למתחרים חדשים והסרת חסמי מעבר בין פלטפורמות השידור השונות, בדגש על תחום התוכן; וכן פעולות ושינויים לשם הגברת התחרות בשוק הטלוויזיה הרב-ערוצית ובשוק הטלוויזיה המסחרית, בין היתר בהתייחס למעבר לשידורים דיגיטליים, אשר אפשרה מעבר לשיטה של רישיון לשידורים הטומנת בחובה הגדלת מידת העצמאות של הערוצים המשדרים וניתוק הקשר עם הממשלה וכן פישוט והקלת התנאים והמחויבויות הנדרשים מבעל הרישיון. משרד התקשורת יפעל במהלך השנים 2017 ו-2018, בכפוף לאימוץ ההמלצות על ידי הממשלה, ליישום כלל המלצות הוועדה, לרבות ביצוע תיקוני חקיקה נדרשים.

רשות השידור

בהתאם לאמור בחוק השידור הציבורי התשע"ד-2014, עד ליום הקמת התאגיד הציבורי החדש, רשות השידור פועלת תחת כונס הנכסים הרשמי. משרד התקשורת פועל בתיאום עם כונס הנכסים הרשמי ועם משרד האוצר להבטיח התנהלות תקינה של הרשות, הן מבחינה פיננסית והן מבחינה ציבורית ומספק מעטפת מקצועית במטרה להבטיח את הקמת התאגיד הציבורי החדש בהתאם לנאמר בחוק.

תכנית ההבראה – חברת הדואר

משרד התקשורת, כרגולטור המפקח על חברת הדואר, יפעל בשנים 2017 ו-2018 ליישום תכנית ההבראה, כפי שסוכם בהסכם העקרונות, על מנת שהחברה תהיה מאוזנת תקציבית ובעלת איתנות פיננסית. בין היתר יפעל המשרד להבטחת טיב השירות שמציעה חברת הדואר.



המשרד להגנת הסביבה

הצעת תקציב המשרד להגנת הסביבה לשנת הכספים 2017 (סעיף 26) מסתכמת בכ-1 מיליארד ש״ח, מהם כ-374 מיליון ש״ח בהוצאה נטו, כ-877 מיליון ש״ח בהוצאה מותנית בהכנסה וכ-320 מיליון ש״ח בהרשאה להתחייב.

הצעת תקציב המשרד להגנת הסביבה לשנת הכספים 2018 (סעיף 26) מסתכמת בכ-1 מיליארד ש״ח, מהם כ-346 מיליון ש״ח בהוצאה נטו, כ-798 מיליון ש״ח בהוצאה מותנית בהכנסה וכ-320 מיליון ש״ח בהרשאה להתחייב.

המשרד להגנת הסביבה פועל בשלוש רמות: ארצית, מחוזית ומקומית. ברמה הארצית המשרד נושא באחריות לקביעה ולהתוויה של מדיניות סביבתית כוללת וכן מקדם הליכי תקינה בתחום. ברמה המחוזית המשרד פועל באמצעות שישה מחוזות, לפי חלוקה גאוגרפית המקבילה למחוזות משרד הפנים. כל אחד מהמחוזות אחראי ליישום המדיניות המותווית על ידי המטה, בכפוף למאפיינים ולצרכים הסביבתיים הייחודיים של היישובים שבתחום אחריותו. במסגרת המקומית המשרד תומך בכ-50 יחידות סביבתיות שהוקמו בערים ובאיגודי ערים, לרבות במגזרי המיעוטים. הפעילות ביחידות הסביבתיות מקשרת בין יעדי המדיניות הסביבתית-לאומית לבין פעולות היומיום בשטח ברמה המקומית. היחידות הסביבתיות מוציאות לפועל את המדיניות הסביבתית ברמה המקומית ומהוות גוף נוסף המייעץ לרשות המקומית בנושאי הגנת הסביבה.

גופי הסמך שבאחריות השר להגנת הסביבה הם: רשות שמורות הטבע והגנים הלאומיים; החברה לשירותי איכות הסביבה בע״מ; רשות נחל הירקון; רשות נחל הקישון; חברת פארק אריאל שרון (איילון) בע״מ; רשות פארק נחל באר שבע וחברת המצוק החופי.

דגשים לשנות הכספים 2017 ו-2018

- **הפחתת זיהומים וסיכונים** – זיהום האוויר מהווה גורם הסיכון הסביבתי הגדול ביותר על בריאות הציבור במדינות המערב ובישראל. בנוסף, חומרים מסוכנים (להלן: חומ״ס), אשר נמצאים בשימוש רחב בתעשייה, עלולים לייצר סיכונים מידיים לחיי אדם ולפגיעות בגוף, כגון הרעלה, כוויות וכן סיכונים לסביבה. המשרד להגנת הסביבה מבצע פעולות לניטור, הסדרה, פיקוח ואכיפה לצמצום זיהומים וסיכונים לאוכלוסייה ובמקביל מפעיל כלי תמיכה ותמריצים לעידוד התייעלות אנרגטית והפחתת זיהום האוויר מהתחבורה. להלן שלושה פרויקטים מרכזיים שיושם עליהם דגש בשנות הכספים הקרובות:
  - **תכנית לאומית לצמצום זיהום האוויר מהתחבורה** – המקור העיקרי לזיהום האוויר הוא רכבי דיזל כגון משאיות, טנדרים ואוטובוסים. רכבי הדיזל אחראים רק ל-20 אחוזים מהנסועה (הקילומטראז׳) אך ליותר מ-80 אחוזים מהזיהום. הזיהום הגבוה ביותר נפלט מכ-80 אלף רכבי דיזל ישנים המזהמים במיוחד. המשרד, בשיתוף עם משרד האוצר, מוביל תכנית שבמסגרתה יינתן תמריץ לבעלי הרכב המזהם (מדובר ברכבי משא קלים, משאיות,

אוטובוסים וכלי רכב נוספים המונעים בדיזל) למסור את רכבם לגריטה. תמריצים נוספים יינתנו להתקנת מסנני חלקיקים שיפחיתו כ-97 אחוזים מהזיהום הנפלט מרכבי דיזל אלו.

- **שיקום קרקעות צה״ל ותעש לצורכי דיור** – פינוי מתחמי תעש וצה״ל במרכזי הערים בגוש דן, הצפויים להביא לפינוי עשרות אלפי דונמים של קרקעות לבנייה למגורים במרכז הארץ ומעברם דרומה, מייצרים הזדמנות נדירה לשיקום קרקעות, אשר היו מזוהמות שנים רבות והיוו מפגע סביבתי ובריאותי ומגדילים את היצע הקרקעות הזמינות בלב אזורי הביקוש. זיהום הקרקע מטיל מגבלות על השימוש המידי בקרקעות ונדרש שיקום לשם הסרתן. המשרד מנהל את פרויקט שיקום הקרקעות באמצעות החברה לשירותי איכות סביבה.

- **תכנית לצמצום זיהום האוויר והסיכונים הסביבתיים באזור מפרץ חיפה** – מפרץ חיפה הוא אחד ממוקדי זיהום האוויר בישראל, בשל ריכוז גדול של מפעלי תעשייה בסמוך לריכוזי אוכלוסייה, עומסי תחבורה ופעילות הנמל. בעקבות כך, המשרד להגנת הסביבה יזם תכנית פעולה לצמצום זיהום האוויר והסיכונים הסביבתיים באזור מפרץ חיפה. התכנית, שיישומה החל בשנת 2016, כוללת פעולות לצמצום זיהום האוויר ממפעלי תעשייה, תחנות תדלוק, כלי רכב, וכלי שיט ולצמצום הסיכונים לאוכלוסייה ממפעלים העוסקים בחומרים מסוכנים.

- **הפיכת הפסולת ממפגע למשאב** – מדי שנה מיוצרת בישראל פסולת בהיקף של 5.4 מיליון טון פסולת עירונית ומסחרית ובממוצע לאדם כ-1.7 ק״ג ליום, עם גידול שנתי של כ 1.8 אחוז. כיום כ-80 אחוזים מהפסולת מוטמנת באדמה, והיתרה עוברת למחזור ולהשבה.

הטמנת הפסולת יוצרת מפגעים סביבתיים שונים: זיהום אוויר וריח, פליטת גזי חממה, זיהום קרקע ומי תהום, תפיסת שטחי קרקע המהווים משאב במחסור, פגיעה בבריאות הציבור ושימוש לא יעיל במשאבים. מטרת המשרד היא להביא להיפוך המגמה תוך הפסקת הטמנת הפסולת והפיכת הפסולת לחומרי גלם בעלי ערך כלכלי. יישום מהפיכת הפסולת עשויה להוביל לחיסכון כספי לרשויות המקומיות ובמקביל – לירידה בעלות הטיפול לטון פסולת. המשרד להגנת הסביבה יבצע בשנות הכספים 2017 ו-2018 שתי פעולות עיקריות בנושא זה:

- **מכרז להקמת מתקן לטיפול בפסולת במרכז הארץ בבעלות משותפת מדינה-יזם (PPP) בשיתוף משרד האוצר** – באזור המרכז קיים מחסור גדול ביותר במתקני טיפול בפסולת פריקה ביולוגית. כמענה לכך הוחלט על קידום הקמת מתקן עיכול אנאירובי לטיפול בפסולת פריקה ביולוגית בשיטה של BOT. המתקן יוקם בהתאם לטכנולוגיה המתקדמת ביותר, יטפל בכמות של כ-1200 טון פסולת ביום וייתן מענה לרשויות באזור המרכז. הליכי המכרז להקמת המתקן יסתיימו בחודשים הקרובים והמתקן צפוי להתחיל לפעול ב-2018.

- **חקיקה ופעולות להפחתת השימוש בשקיות פלסטיק** – שקיות הפלסטיק מהוות מפגע סביבתי מהסיבות האלה: נעשה שימוש בנפט לשם ייצורן; השקיות אינן ממוחזרות, השימוש בהן הוא לרוב חד-פעמי ולאחר מכן הן מושלכות ומגיעות לשטחים פתוחים, לחופים ולים; השקיות פוגעות בבעלי חיים יבשתיים וימיים אשר אוכלים אותן. לצורך טיפול בנושא, אושר בכנסת החוק לצמצום השימוש בשקיות נשיאה חד-פעמיות, התשע״ו-2016, שייכנס לתוקף ביום 1 בינואר 2017. מטרת החוק היא להפחית את השימוש בשקיות נשיאה חד-פעמיות ולהגביר את המודעות הציבורית להשפעה הסביבתית השלילית של הרגלי צריכת היתר הבלתי מבוקרת והשימוש במוצרים חד-פעמיים.

- **התכנית הלאומית להפחתת פליטות גזי חממה** – מבין המגמות הסביבתיות, הגידול הצפוי ב-50 אחוזים בפליטות גזי חממה עד שנת 2060 וכתוצאה מכך – בריכוז גזי החממה באטמוספרה, מהווה את הסיכון הסביבתי הגלובלי

המשמעותי ביותר לכלכלה ולחברה. בוועידת פריז שהתקיימה בחודש דצמבר 2015, מדינות העולם, ובפרט המדינות המפותחות, התחייבו ליעדי הפחתת פליטות גזי חממה משמעותיים. במהלך 2015 המשרד להגנת הסביבה הקים וריכז עבודה בין-משרדית מקיפה אשר בחנה את הפוטנציאל ואת הצעדים הנדרשים להפחתת גזי חממה בישראל. על בסיס העבודה ולאחר דיונים מקדימים החליטה הממשלה בספטמבר 2015 על יעד לאומי של 7.7 טון גזי חממה לנפש ב-2030 ועל יעדים סקטוריאליים של צמצום צריכת החשמל ב-17 אחוזים, ייצור חשמל מאנרגיות מתחדשות בשיעור של 17 אחוזים וצמצום הנסועה הפרטית ב-20 אחוזים בשנת 2030.

תשתיות

המשרדים העוסקים בפיתוח תשתיות הם: משרד התשתיות הלאומיות, האנרגיה והמים, משרד התחבורה והבטיחות בדרכים, הרשות הממשלתית למים וביוב ומשרד הבינוי והשיכון. חלק ניכר מהתקציב מוקדש לפעולות פיתוח ולתמיכות.

מאפייני התקציב

ההשקעה בתשתיות היא האמצעי המרכזי לקידום המשק הישראלי, לשם מיצוי פוטנציאל הצמיחה הגלום בו. היערכותם של משרד התחבורה והבטיחות בדרכים, משרד התשתיות הלאומיות, האנרגיה והמים, משרד הבינוי והשיכון ורשות המים להשגת היעדים הכלכליים של הממשלה בענפים שבתחום אחריותם נעשית בעיקר באמצעות השקעות תשתית, המבוצעות ישירות מתקציב המדינה ובאמצעות רפורמות מבניות ופיתוח הרגולציה. תכליתן של אלו לייעל את דרכי הפעולה בענף וליצור כללי משחק חדשים בהסרת מְגבלות מִנהליות שונות ובשחרור "צווארי בקבוק".

בכל הקשור להשקעות המדינה בתשתיות, הצעת התקציב לשנות הכספים 2017 ו-2018 מתאפיינת בהשקעות בהיקף ניכר בתחבורה; בהמשך הסיוע למימון מפעלי ביוב ברשויות המקומיות; בהגדלת הסיוע להשקעות של החברות למים ולביוב, שיוקמו על ידי הרשויות המקומיות; בהמשך הטיפול בתכנון בכלל ובתכנון לבנייה למגורים בפרט; ובמיקוד המעורבות הממשלתית בפיתוח של אתרים לבנייה למגורים.

למותר לציין כי ההשקעות בתשתית מבוצעות גם בידי גופים שאינם נכללים בתקציב המדינה, כגון: חברת החשמל לישראל, יצרני חשמל פרטיים, חברת נמלי ישראל – פיתוח ונכסים בע"מ (לשעבר רשות הנמלים), רשות שדות התעופה, חברת מקורות ועוד. בשנות הכספים 2017 ו-2018 צפוי המשך הגידול בכלל ההשקעות במשק על ידי גופים אלה, לעומת ההשקעות בשנים עברו.

סך תקציב המדינה המיועד להשקעה בתשתיות ובבינוי לשנת הכספים 2017 עומד על 24.6 מיליארד ש"ח, כ-6.7 אחוזים מסך ההוצאה התקציבית בשנה זו. סך תקציב המדינה המיועד להשקעה בתשתיות ובבינוי לשנת הכספים 2018 עומד על 25.4 מיליארד ש"ח, כ-6.7 אחוזים מסך ההוצאה התקציבית בשנה זו.

תקציב התשתיות לשנת הכספים 2017

במליארדי ש״ח



תחבורה
נטו
18.1
הוצאה מותנית
בהכנסה
0.9
בינוי ושיכון
4.9
3.6
משק המים
1.1
0.1
אנרגיה
0.6
0.05
0
2
4
6
8
10
12
14
16
18
20

תקציב התשתיות לשנת הכספים 2018



תחבורה
נטו
18.5
הוצאה מותנית
בהכנסה
1.0
בינוי ושיכון
5.2
3.7
משק המים
1.1
0.1
אנרגיה
0.7
0.05
0
2
4
6
8
10
12
14
16
18
20

משרד התשתיות הלאומיות, האנרגיה והמים

הצעת תקציב משרד התשתיות הלאומיות, האנרגיה והמים והמנהל לחקר האדמה והים (סעיף 34) לשנת הכספים 2017 מסתכמת בכ-609 מיליון ש״ח, מהם כ-560 מיליון ש״ח בהוצאה נטו ו-49 מיליון ש״ח בהוצאה מותנית בהכנסה. כמו כן תוקצב המשרד ב-1 מיליארד ש״ח כהרשאה להתחייב לשנה זו.

הצעת תקציב משרד התשתיות הלאומיות, האנרגיה והמים והמנהל לחקר האדמה והים (סעיף 34) לשנת הכספים 2018 מסתכמת בכ-725 מיליון ש״ח, מהם כ-676 מיליון ש״ח בהוצאה נטו ו-49 מיליון ש״ח בהוצאה מותנית בהכנסה. כמו כן תוקצב המשרד ב-245 מיליון ש״ח כהרשאה להתחייב לשנה זו.

משרד התשתיות הלאומיות, האנרגיה והמים מופקד, בין היתר, על תכנונה ועל ביצועה של המדיניות הלאומית בתחום האנרגיה, המים ותשתית משאבי הטבע במדינת ישראל. הפעילות הממשלתית בתחום זה מתבטאת בתכנון התפתחותו של משק האנרגיה ומשק המים, בקביעת מדיניות ויישומה במשק הישראלי, בהסדרת המבנה הענפי של התחומים השונים של משק האנרגיה הישראלי, בפיקוח על משק הדלק ומשק החשמל, בהסדרת חיפושי הנפט והגז, בייעול השימוש באנרגיה, בפיתוח מקורות אנרגיה חלופיים ובהכנת משק האנרגיה לשעת חירום. כמו כן, המשרד עורך מחקרים מקיפים בתחום מדעי האדמה ומפתח תשתיות של מידע טכנולוגי, מדעי וכלכלי לשימוש מגזרי המשק השונים.

מקורות האנרגיה של מדינת ישראל מסופקים באמצעות ייבוא נפט גולמי, תזקיקי נפט, פחם, גז טבעי נוזלי (גט״ן) וכן באמצעות גז טבעי מקומי ואנרגיות מתחדשות. בעקבות התמורות במשק הגז הטבעי, הוא תופס נתח הולך וגדל ממקורות האנרגיה של המשק. מגמת הגידול שהחלה בשלהי העשור הקודם בשימוש בגז הטבעי כמקור אנרגיה, צפויה להמשך גם בעתיד.

צריכת סך תזקיקי מוצרי הנפט בשנת 2015, הן המיובאים והן המזוקקים מנפט גולמי בישראל, מיועדת ברובה לתחבורה היבשתית (59 אחוזים), לפטרוכימיה (12 אחוזים) ולתעופה (12 אחוזים). הפחם משמש לייצור חשמל בלבד. כ-80 אחוזים מסך צריכת הגז הטבעי במשק משמשים לייצור חשמל והיתרה – לתעשייה.

דגשים לשנות הכספים 2017 ו-2018

משק החשמל

- **הרפורמה במשק החשמל** – במהלך חודש נובמבר 2015 הטילו שר האנרגיה ושר האוצר על מנכ״לי משרדיהם לגבש הצעה לעמדת הממשלה בכל הנוגע למבנה משק החשמל ולרפורמה בחברת החשמל ולחדש מגעים של מו״מ והידברות לצורך יישום הרפורמה, בהשתתפות הגורמים הרלוונטיים בממשלה, החברה ונציגי העובדים. בהתאם לאמור נערכה עבודת מטה משותפת לכלל הגורמים והוצג מתווה ממשלתי לקידום משק החשמל. בהמשך לכך, במהלך החודשים האחרונים נערכו מספר פגישות בין נציגי הממשלה לבין החברה, ההסתדרות ונציגות העובדים, ובמהלכן הוסכם למנות צוותים ייעודיים לקידום הנושאים האלה: תפעול ומבנה משק החשמל, פיננסים והסכמי עבודה וזכויות עובדים. המתווה שהתגבש בדיונים שם דגש על שינוי מבני שיוביל להגברה משמעותית של התחרות במקטע ייצור החשמל ושמסגרתו תידרש החברה למכור נכסים (ובכללם תחנות כוח) בהיקף משמעותי. בעת כתיבת שורות אלו טרם גובש מתווה סופי לשינוי המבני.
- **התייעלות אנרגטית** – ביום 20 בספטמבר 2015, התקבלה החלטת הממשלה מספר 542 שעניינה ״הפחתת פליטות גזי חממה וייעול צריכת האנרגיה״. בהחלטה נקבעו, בין היתר, יעדים אלה:
  - יעד של צמצום פליטות גזי חממה עד ל-7.7 טונה לנפש בשנת 2030.
  - יעד של צמצום הנסועה הפרטית בשיעור של 20 אחוזים עד לשנת 2030.
  - יעד של ייצור חשמל מאנרגיה מתחדשת בשיעור של 17 אחוזים לפחות מסך כל צריכת החשמל בשנת 2030.
  - יעד של צמצום צריכת החשמל המשקית בשיעור של לפחות 17 אחוזים עד שנת 2030, ביחס לצריכת החשמל הצפויה באותה השנה לפי תרחיש עסקים כרגיל.
- על מנת לעמוד ביעד האחרון המוזכר לעיל הוחלט, בין היתר, בהחלטת ממשלה 1403 מיום 10 באפריל 2016 להקצות סך של 500 מיליון ש״ח לערבויות עבור השקעה בהתייעלות אנרגטית וכן להקים ולהפעיל תכנית מענקים בסך 300 מיליון ש״ח להשקעות בהתייעלות אנרגטית.
- פעילותו השוטפת של המשרד בתחום מתוקצבת. המשרד מביא למימוש הפוטנציאל הטמון בתחום ההתייעלות האנרגטית, באמצעות שיתוף פעולה עם המגזר הציבורי, המסחרי והתעשייתי, בדגש על קידום טכנולוגיות יעילות אנרגטית, הסרת חסמים לפעילות חברות הפועלות בשוק ההתייעלות האנרגטית והעלאת המודעות הציבורית ליתרונות ההתייעלות האנרגטית. הפעילות מבוצעת על ידי תמיכת המשרד בפרויקטים להתייעלות אנרגטית במגזרים שונים, כגון: התעשייה, הרשויות המקומיות, בתי מלון ועוד; פעולות חינוך והסברה על חיסכון באנרגיה לתלמידים בבתי ספר ולקהל הרחב; הכשרת אנשי מקצוע איכותיים בתחום ושדרוג מעבדות להנדסת אנרגיה; ופעילויות נוספות, לרבות גיבוש תקנים ותקנות ליעילות אנרגטית.
- **אנרגיה מתחדשת** – במסגרת החלטת הממשלה להפחתת פליטות גזי חממה, נקבע יעד שלפיו עד שנת 2030, 17 אחוזים מתוך סך הביקוש המשקי ייעשה באמצעות ייצור ממקורות של אנרגיה מתחדשת. בהתאם לכך, המשרד פועל לעדכון ולהתוויית מדיניות בתחום שילוב אנרגיות מתחדשות במשק החשמל הישראלי. במקביל,

המשרד מקדם מכסות פוטו-וולטאיות נוספות כפי שאושרו בישיבת הממשלה מיום 22 באוקטובר 2014. בנוסף לכך, המשרד מבצע פעילות שותפת עם הסקטור הפרטי, גורמי ממשל וגופים ציבוריים למימוש היעדים בתחום האנרגיות המתחדשות, בדגש על בחינת ושחרור חסמים, עידוד וסיוע לפרויקטים להקמת מערכות כוח באנרגיות מתחדשות (סולרי, רוח וביו-גז/ביו-מסה) ברשת ההולכה והחלוקה. בנושא זה המשרד יוזם דיאלוג עם גורמי ממשל, בעיקר ממדינות מפותחות, במיוחד בתחומי הרגולציה וההטמעה של אנרגיות מתחדשות. בשנים הבאות יפותח מיזם "אשלים" (שני מתקנים תרמו-סולריים ומתקן פוטו-וולטאי) במסגרת פעילות "מנהלת אשלים" ובהובלת החשכ"ל, לרבות גיבוש והכנת מכרז פוטו וולטאי להקמת מתקן נוסף באשלים.

- **הסרת חסמים במשק החשמל** – על מנת להגביר את יכולת הייצור של המשק ואת רמת התחרות במשק החשמל, קיים צורך בהסרת חסמים לקידום מיזמי חשמל פרטיים תוך גיבוש מדיניות ארוכת טווח מתאימה.

משק הדלק

- **תחרות במשק הגפ"ם במגזר הביתי** – ממצאים רבים מעידים על רמת תחרות נמוכה באספקת גפ"ם למגזר הביתי: על אף הירידה החדה במחירי הנפט בשנתיים האחרונות, לא הייתה ירידה דומה במחירי הגפ"ם לצרכן הביתי, זאת חרף העובדה כי הגפ"ם הוא תוצר זיקוק של נפט. בנוסף, הצרכנים הביתיים משלמים פי 4–5 מהצרכן התעשייתי. לא ניתן להסביר פער זה רק ע"י אופי הצריכה השונה בין המגזרים. אחת הסיבות המרכזיות לפערים היא תחרות מוגבלת במגזר הביתי. ביום 11 באוגוסט 2016 התקבלה החלטת ממשלה 1852 שעניינה "תחרות במשק הגפ"ם למגזר הביתי". החלטה זו תקודם באמצעות חוק התכנית הכלכלית לשנים 2017 ו-2018. ההחלטה כוללת שורה של צעדים הצפויים להקל על ספקיות גז קטנות להיכנס לשוק זה ולהקל על לקוחות לעבור מספק לספק. עיקרי השינויים הם:

- **הסרת חסמי מעבר**

- שינוי הרוב הדרוש למעבר של בניין מספק לספק – במצב הקיים נדרש רוב בכתב של כל בעלי הדירות על מנת לעבור מספק גז אחד לספק גז אחר. בעקבות כך, מספר הבניינים אשר מצליחים לעבור מחברה לחברה הוא אפסי. במסגרת חוק ההסדרים יתוקן החוק, כך שיידרש רוב באסיפת דיירים בלבד.

- איסור אפליית מחירים – במצב הקיים כיום יכולות חברות הגז להציע לצרכנים מסוימים הנחה בתעריף הגפ"ם, בעוד כל יתר דיירי הבניין, הצורכים אותו מוצר, משלמים מחירים גבוהים בצורה משמעותית. במסגרת חוק ההסדרים יחויבו ספקיות הגז להציע מחיר שווה לכלל הדיירים בבניין.

- הקלה בשחרור הפיקדון – במצב הקיים יש קושי לקבל את דמי הפיקדון ששולמו בעבור בלון גז. הצרכן מעדיף להישאר עם אותה החברה מאחר שמעבר לחברה חדשה יגרור עלות פיקדון נוספת. במסגרת חוק ההסדרים נקבע הסדר אשר יקל משמעותית על העברת הפיקדון בין הספקים וכך יאפשר מעבר פשוט ביניהם.

- **הסרת חסמי כניסה** – הקלה במילוי גפ"ם לספקים קטנים והגדלת האחסון לספקים קטנים.הסרת חסמי המעבר צפויה להגביר את התחרות, להוריד את מחירי הגפ"ם ולאפשר לצרכנים לבחור את החלופה הכלכלית ביותר עבורם. כמו כן, בשנת 2015 אושרו ונכנסו לתוקף תקנות הסדרים במשק המדינה (תיקוני חקיקה בנושא מסירת מידע בנוגע להספקת גז). תקנות אלו מחייבות את כל ספקי הגז לפרסם באופן שקוף את המחירים הממוצעים הנדרשים על ידם.

- **המשך עבודה על קידום תכנית מתאר ארצית לאתרי אחסון לגפ"ם** – המחסור באתרי אחסון נובע מהעובדה שבעונות ביקושי השיא, נפח האכסון במדינה מסוגל לספק גפ"ם למספר מועט של ימים. לפיכך יזם המִנהל, בשיתוף עם יחידת התכנון הפיזי, מהלכים למציאת אתרים לאחסון פוטנציאלי של גפ"ם בכמויות שתספקנה בשלב הראשון ל-30 ימי צריכה לפחות. הנושא מקודם מזה כחמש שנים במסגרת תמ"א 32 ד' ו-ה' ונמצא בשלבי חקיקה אחרונים.
- **שיפור משמעותי של הפיקוח והאכיפה על הבטיחות בתחום הגז** – נעשית פעילות לשיפור משמעותי של הפיקוח והאכיפה על הבטיחות בתחום הגז, באמצעות הגברת האכיפה, אכיפה בבתים ובאזורים נוספים, קביעת עקרונות מנחים למערכות שורפות גז ועוד. לצורך כך, במסגרת סיכום התקציב לשנים 2015–2016, הוקצו למשרד 15 תקני פיקוח ואכיפה ו-16 מיליון ש"ח למיקור חוץ לנושא זה.
- **יישום הפקות לקחים מתרגיל "מרכבות אש 2"** – במהלך התרגיל הובלו דלקים באמצעות מכליות כביש בהשתתפות עשרות גורמים במשק הדלק. עם פרסום הפקת הלקחים של כל המועברים בתרגיל, יחל השלב של יישום הפקת הלקחים ויפורסמו לוחות זמנים לביצוע.

משק הגז הטבעי

- **רגולציה בתחום חיפושי נפט** – שר התשתיות הלאומיות, האנרגיה והמים הכריז כי בכוונתו "לפתוח את הים" ולהעניק רישיונות חדשים לחיפושי גז ונפט. לצורך כך יצא המשרד למכרז ייעוץ בנושא רגולציה, שיאפשר למשרד לקבל שירותי ייעוץ בנושאים הקשורים למדיניות הפיקוח והניהול של זכויות נפט. הרגולציה פועלת בשני מישורים: התקנת תקנות לקידוחי הנפט והגז, על מנת לעמוד בסטנדרטים הבין-לאומיים, כגון סוגי הבדיקות שהחברות צריכות לבצע בתוך כדי הקידוחים והאמצעים לקידוח וקביעת אופן חלוקת הרישיונות: אילו ערבויות המתמודדים צריכים להגיש, האם כדאי לעבור משיטת חלוקה לשיטת מכרזים ומהי המתכונת המודרנית להוצאת מכרזים על חזקות.
- **ייעוץ הנדסי** – קבלת פתרונות הנדסיים לתכנון ולביצוע פעולות המתבצעות במהלך חיפוש והפקת נפט וגז טבעי, כגון: תכנון הנדסי של קידוח, תקלות בקידוחים, בחינת תכניות קידוח ותכניות נטישת קידוחים, פיקוח על אסדות קידוח ועוד.
- **הקמת מערכת מידע ממוחשבת** – כיום אין מערכת מידע מסודרת לניהול משק חיפושי הנפט והגז. מאגר המידע נועד לספק מידע על מאגרים ולאפשר בקרה על איכות הנתונים המתקבלים מהזכיינים. על כן, ובמיוחד לאור התגליות בים, יש צורך דחוף בניהול מקצועי יותר של מגוון הנתונים והמידע אשר קשורים לתחום חיפושי הנפט והגז. כיום מידע זה נמצא באתרים שונים, כגון המכון הגיאולוגי והגיאופיסי ואינו מנוהל בצורה מרכזית. בכוונת יחידת הנפט להקים מרכז מידע לאומי אשר ינוהל על ידה ויאפשר ריכוז המידע וטיפול בו. היחידה תפעל להקמת מרכז זה על פי ההמלצות שיתקבלו מחברת הייעוץ הנ"ל. לאחר שיוקם, יסייע המרכז להרחבת פעילות החיפושים ושיפורם, יספק מידע לאזרח בתחומים שונים ויהווה בסיס לפעילות מחקרית ואקדמית. המטרה היא לנהל את כל המידע באמצעות תוכנה וחומרה מתאימים לניהול בסיס כזה של נתונים, כפי שקיים במדינות אחרות. התכנה והחומרה יירכשו ממקור חיצוני. כמו כן, מערכת המידע תסייע בהגברת רמת התחרות במשק על ידי יצירת בסיס מידע רחב ופתוח לכול.

- **שדרוג תשתית החלוקה** – הגדלת קיבולת קווי החלוקה ברחבי הארץ, באמצעות שדרוג ועיבוי הקווים, על מנת לאפשר הזרמת כמויות גז גדולות יותר לקצוות המערכת וכן עבור מגזרים חדשים של צרכני קצה: תחנות כוח קטנות בקוגנרציה, תחנות תדלוק בגז טבעי דחוס וצריכה ביתית. השדרוג יתבצע על ידי חברות החלוקה במספר אופנים: הגדלת קוטר צנרת הפלסטיק, מעבר בין פלסטיק לפלדה בקטרים שונים, סגירת לולאות, הכפלת קווים והקמת קווי פלסטיק כפולים. לצורך כך הוקצה למשרד תקציב בסך 150 מיליון ש״ח.
- **קול קורא CNG** – לצורך קידום צריכת תחליפי נפט בתחבורה, הוחלט על מתן סיוע ועל מתן רשת ביטחון ל-20–30 תחנות תדלוק בגז טבעי דחוס (CNG) בעלות כוללת של 65 מיליון ש״ח. בכוונת המשרד לצאת לתהליך קול קורא ולבחור תחנות אשר יהיו נכונות להשקיע מכספן להקמת מערכת תדלוק רכב בגז טבעי דחוס. המשרד יבחר את התחנות בפריסה גאוגרפית ובפיזור תחרותי מתאים, ייתן מענק הקמה למי שיצליח להקים תחנה ויבטיח רשת ביטחון לכל מקים (למקרה שלא יגיעו אליו לקוחות).

התכנון הפיזי

- **קידום תמ״א 41 לתשתיות משק האנרגיה** – איתור שטחים ורצועות הנדרשות על מנת לעמוד בביקושים לשנות היעד 2030 ו-2050.
- **מנהרת תשתיות** – תכנית לקביעת קריטריונים ואיתור רצועות שניתן להקים בהן מנהרות תשתית. במידת הצורך יבוצע עיגון סטטוטורי ותכנון מפורט.
- הרחבת רצועות ומתקני גז קיימים ואיתור רצועות לצרכני גז טבעי דחוס פוטנציאלים ורצועות דלק לגיבוי תחנות כוח.
- **אנרגיה מתחדשת** – איתור שטחים למתקנים סולריים גדולים, לרבות במסגרת תת״ל 82. סיוע וקידום תכניות לאנרגיות מתחדשות בהתאם למדיניות המשרד.
- **תחנות כוח** – קידום תכנון מפורט במסגרת תמ״א 10/ ב/ 11 לכשישה אתרים לתחנות כוח מוסקות בגז טבעי, לצורך הגברת רמת התחרות במקטע ייצור החשמל ע״י יצרני חשמל פרטיים עתידיים וכן לצורך התאמת ההיצע לביקוש הצפוי בעתיד.
- **אתרי אחסון גפ״ם** – קידום תכניות מפורטות במסגרת תמ״א 32 לצורך הגדלת נפח האחסון האסטרטגי.
- **יצירת מלאי אסטרטגי** – קידום תכנון של אתרים ורצועות לצורכי משק הדלק בשעת חירום.

המדען הראשי

- **מענקי מחקר ופיתוח** – החל משנת 2008 מעמיד המשרד תקציבים למענקים בתחומי האנרגיה ומדעי האדמה. המענקים מתחלקים לשלושה תחומים: מענקי מו״פ אקדמיים-יישומיים, מענקים לבדיקת היתכנות מדעית-טכנולוגית ומענקים עבור מתקני חלוץ והדגמה.
- **תכנית המלגות** – תכנית לתמיכה בסטודנטים מצטיינים, המתמקצעים בלימודיהם האקדמיים בתחומים הנחוצים למשק האנרגיה, החל בתואר ראשון במוסדות אקדמיים בישראל עד לימודי פוסט-דוקטורט בחו״ל.



- **שיתופי פעולה בין-לאומיים** – הקרן הדו-לאומית עם ארה"ב – Energy BIRD, על פי הסכם יישום שנחתם בין משרדי האנרגיה הישראלי והאמריקאי ב-2008 לקידום פרויקטי מו"פ בתחום האנרגיה המתחדשת והתייעלות אנרגטית עם האיחוד האירופי, באמצעות הסכם עם מעבדות המחקר של האיחוד האירופאי (JRC) לאנרגיה ותחבורה והתכניות האירופאיות במסגרת Horizon 2020 ; סוכנות האנרגיה המתחדשת הבינלאומית (IRENA) ; הסכמי היישום של הסוכנות הבינלאומית לאנרגיה (IEA).



משרד התחבורה והבטיחות בדרכים

סך התקציב המיועד לתחומי התחבורה השונים מסתכם בכ-18.1 מיליארד ש״ח בהוצאה נטו, בכ-940 מיליון ש״ח בהוצאה מותנית בהכנסה ובכ-39.8 מיליארד ש״ח בהרשאה להתחייב לשנת הכספים 2017, ובכ-18.5 מיליארד ש״ח בהוצאה נטו, בכ-981 מיליון ש״ח בהוצאה מותנית בהכנסה ובכ-31 מיליארד ש״ח בהרשאה להתחייב לשנת הכספים 2018.

מתוך הסכומים לעיל, סך תקציב פיתוח התחבורה מסתכם בכ-11 מיליארד ש״ח בהוצאה נטו בשנת 2017 ובכ-11 מיליארד ש״ח בהוצאה נטו בשנת 2018 ; סך תקציב התמיכות בתחבורה מסתכם בכ-6 מיליארד ש״ח בהוצאה נטו בשנת 2017 ובכ-6 מיליארד ש״ח בהוצאה נטו בשנת 2018 ; סך התקציב השוטף של המשרד מסתכם בכ-414 מיליון ש״ח בהוצאה נטו בשנת 2017 ובכ-442 מיליון ש״ח בהוצאה נטו בשנת 2018.

משרד התחבורה אחראי לפיתוח ולהסדרה של מערכות התחבורה היבשתית, האווירית והימית בישראל. מערכת התחבורה היא תשתית משקית אשר נועדה לאפשר קישור בין מוקדי הפעילות השונים במדינה ומחוץ לה.

השקעה בפיתוח התשתית נודעת בהשפעתה על שיעור הצמיחה ארוכת הטווח של המשק, והיא אמצעי מרכזי להשגת יעדיה של המדיניות הכלכלית. השקעות בתשתית נועדו ליצור תשתית מודרנית ויעילה, ועל ידי כך לסייע בהסרת חסמים המקשים על ההתפתחות המשקית ולאפשר צמיחה של המגזר העסקי. כמו כן, השקעה זו נועדה ליצור תשתית בטוחה יותר לנהגים ולהגביר את הנגישות של האוכלוסייה כולה למרכזים המטרופוליניים, במטרה להגדיל את הזדמנויות התעסוקה, הצריכה והפנאי ולהפחית את הגודש בדרכים. ההשקעות בתחבורה מהוות בסיס לקידום הפיתוח הכלכלי של המשק כולו ומאפשרות את התפתחותם של ענפים אחרים, ביניהם ענף הדיור. יעילות ההשקעות בתחבורה נבחנת במידת תרומתן ליעדים הלאומיים ובהיענותן לצורכי המשק ולצורכי תושבי המדינה.

כדי ליצור סדר עדיפויות נכון ויעיל של קידום פרויקטים לפיתוח תשתיות תחבורה שונות, נדרשת מערכת אחידה של מדדים ושל שיטות להערכת התועלות והעלויות הכלכליות-חברתיות של הפרויקטים. תרומתם של הפרויקטים באה לידי ביטוי באופנים רבים, ביניהם : קיצור זמני הנסיעה, שיפור בנגישות, צמצום עלויות התפעול של כלי הרכב, הגברת הבטיחות בדרכים וצמצום הפגיעה בסביבה. נוהל פר״ת (פרויקטי תחבורה) הוא נוהל לבדיקת כדאיותם הכלכלית למשק של פרויקטים בתחום התחבורה והוא מרכז את כלל ההנחיות לעריכת בדיקות כדאיות כלכליות. עריכת בדיקת הכדאיות הכלכלית מהווה תנאי לביצוע הפרויקטים.

הרשות הארצית לתחבורה ציבורית במשרד התחבורה והבטיחות בדרכים, היא הגורם המסדיר את ההפעלה של התחבורה הציבורית באוטובוסים, במוניות, במערכות להסעת המונים וברכבת ישראל. כבכל מדינה מתקדמת, שירות זה מסובסד באופן משמעותי על ידי המדינה, שאלמלא כן רמת השירות (מספר הקווים, תדירותם ועוד) הייתה נפגעת מאוד ומחירי הנסיעה היו עולים.

תקציב התחבורה על פני שנים


שוטף ופיתוח אחר
פיתוח חוץ תקציבי
פיתוח תחבורה ציבורית
פיתוח כבישים
סובסידיה לתחבורה ציבורית
25,000
20,000
15,000
10,000
5,000
-
2013
2014
2015
2016
2017
2018
475
1,029
5,324
6,418
4,834
428
464
4,500
5,814
4,864
450
1,256
3,757
6,079
5,002
687
4,643
6,305
5,205
600
1,000
5,907
6,253
6,295
628
1,000
5,682
6,776
6,502

*במיליוני ש"ח במחירים שוטפים. בשנים 2013–2015 נתוני ביצוע בפועל ברוטו. בשנים 2016–2018 הצעת התקציב במונחי הוצאה ברוטו.

דגשים לשנות הכספים 2017 ו-2018

תקציב התחבורה בשנים 2014–2016 מבטא ירידה יחסית לעומת שנת 2013. הירידה בתקציב נבעה בעיקרה מדחייה במועד פרסום מכרזים והאטה בקצבי הביצוע של פרויקטים בתחום הכבישים הבין-עירוניים ובתחום הרכבות הכבדות. במהלך שנת 2016 החלה האצה בקצב הביצוע של הפרויקטים, במיוחד ברכבת הקלה בגוש דן. במהלך השנים 2017 ו-2018 תקציבי התחבורה ישובו לגדול באופן משמעותי כחלק ממדיניות הממשלה להגדלת ההשקעה בתשתיות, בדגש על תשתיות לתחבורה ציבורית.

בנוסף, התקציב לשנות הכספים 2017 ו-2018 שם דגש מיוחד על הקצאת משאבים לצמצום הפערים בין אוכלוסיית המיעוטים לאוכלוסייה הכללית, הן בתחום התשתיות והן בתחום שירותי התחבורה הציבורית באוטובוסים.

פיתוח רכבות כבדות

תקציב פיתוח הרכבות הכבדות לשנת 2017 מסתכם בכ-1.8 מיליארד ש״ח בהוצאה נטו, בכ-200 מיליון ש״ח בהוצאה מותנית בהכנסה ובכ-6 מיליארד ש״ח בהרשאה להתחייב, לא כולל מקורות חוץ-תקציביים. המקורות החוץ-תקציביים הנוספים שיעמדו לטובת תקציב הפיתוח של רכבת ישראל, באמצעות גיוס חוב מהציבור, יהיו בהיקף של כ-1 מיליארד ש״ח. בשנת 2018 תקציב פיתוח הרכבות הכבדות יסתכם בכ-1 מיליארד ש״ח בהוצאה נטו, בכ-200 מיליון ש״ח בהוצאה מותנית בהכנסה ובכ-4 מיליארד ש״ח בהרשאה להתחייב.

בשנים הבאות יימשכו העבודות במספר פרויקטים, ביניהם: הקו המהיר לירושלים, פרויקט החשמול, החלפת מערכת האיתות ורכש ציוד נייד (קרונות וקטרים). פרויקטים אלו צפויים להביא לשיפור ברמת השירות לנוסעים, באמצעות הגברת תדירות הרכבות, הגברת מהירות הנסיעה, הפחתת רמות הרעש וזיהום האוויר ועוד. חשמול הרשת יאפשר גם הוזלה של עלות תחזוקת הציוד הנייד.

בנוסף לפרויקטים המקודמים על ידי חברת רכבת ישראל, במסגרת החלטת ממשלה ״נתיבי ישראל״ משנת 2010, תשלים חברת נתיבי ישראל בשנת 2017 את מסילת עכו-כרמיאל. חברת כביש חוצה ישראל תחל בתכנון המפורט של המסילה המזרחית בין לוד לחדרה.

פיתוח מערכות להסעת המונים

תקציב פיתוח התחבורה הציבורית והמערכות להסעת המונים במטרופולינים (ללא רכבות כבדות) מסתכם בכ-3.6 מיליארד ש״ח בהוצאה נטו, ובכ-9 מיליארד ש״ח בהרשאה להתחייב בשנת 2017, וכן בכ-3.1 מיליארד ש״ח בהוצאה נטו, ובכ-8.8 מיליארד ש״ח בהרשאה להתחייב בשנת 2018.

התקציב מיועד בעיקרו לתכנון מערכות להסעת המונים במטרופולינים ולהקמת הקווים הראשונים ברשתות הסעת ההמונים בירושלים, במטרופולין תל-אביב ובמטרופולין חיפה. מערכות להסעת המונים כקווי הרכבת הקלה (רק״ל), מטרו, מערכות BRT (Bus Rapid Transit) ונתיבים מהירים וכן להקמת תשתיות תחבורה ציבורית, שבילי אופניים וכד׳.

בשנים 2017 ו-2018 חברת נת״ע תמשיך בביצוע העבודות להקמת הקו האדום המחבר בין בת ים לפתח תקווה דרך תל אביב, רמת גן ובני ברק וכן תאיץ את תכנון רשת הקווים המלאה במטרופולין. בירושלים יימשך קידום תכנון שני קווי רכבת קלה נוספים – הקו הירוק והקו הכחול. במטרופולין חיפה מתקיימות עבודות להשלמת הקמת מערכת ה-BRT הראשונה בישראל, המטרונית, אשר החלה לפעול בחודש אוגוסט 2013. בנוסף, יקודם תכנון קו רכבת קלה מהירה בין נצרת לחיפה וקו רכבל מתחנת המפרץ אל אוניברסיטת חיפה.

תמיכות בהפעלת התחבורה הציבורית

תקציב התמיכות בתחבורה מסתכם בכ-6 מיליארד ש״ח בהוצאה נטו, בכ-65 מיליון ש״ח בהוצאה מותנית בהכנסה ובכ-14 מיליארד ש״ח בהרשאה להתחייב בשנת 2017, וכן בכ-6.5 מיליארד ש״ח בהוצאה נטו, בכ-65 מיליון ש״ח בהוצאה מותנית בהכנסה ובכ-6 מיליארד ש״ח בהרשאה להתחייב בשנת 2018.

ענף התחבורה הציבורית מפוקח ומסובסד על ידי הממשלה. קווי השירות ומאפייניהם מוגדרים ברישיונות קווי שירות הניתנים על ידי משרד התחבורה. תקציב התמיכות בתחבורה כולל בעיקר תמיכות בתחבורה הציבורית באוטובוסים וברכבת ישראל וכן מרכיב קטן של תמיכות בספנות ובתעופה הפנים-ארצית.

פיתוח כבישים בין-עירוניים

בשנת 2017 תקציב פיתוח הכבישים הבין-עירוניים מסתכם בכ-4.2 מיליארד ש״ח בהוצאה נטו, בכ-360 מיליון ש״ח בהוצאה מותנית בהכנסה ובכ-7.5 מיליארד ש״ח בהרשאה להתחייב. בשנת 2018 תקציב פיתוח הכבישים הבין-עירוניים מסתכם בכ-4.3 מיליארד ש״ח בהוצאה נטו, בכ-400 מיליון ש״ח בהוצאה מותנית בהכנסה ובכ-9.2 מיליארד ש״ח בהרשאה להתחייב.

פיתוח הכבישים הבין-עירוניים נעשה באמצעות חברת נתיבי ישראל וחברת חוצה ישראל. חברת נתיבי ישראל עובדת במסגרת תכנית רב-שנתית. בשנת 2016 סוכם על תכנית רב-שנתית לשנים 2017—2021. חברת חוצה ישראל ממשיכה לפתח את כביש חוצה ישראל, זאת בהתאם להחלטת הממשלה בדבר תכנית ״נתיבי ישראל״.

במהלך השנים 2017 ו-2018 עתידה פעילות הפיתוח בתחום הכבישים הבין-עירוניים באזור המרכז להתמקד בהשלמת שדרוג דרך מס׳ 1 ממחלף שער הגיא עד צומת מוצא, השלמת הסלילה של דרך מס׳ 531 בשרון ושדרוג כביש 38 בין שער הגיא לבית שמש. בנוסף צפויים להתחיל פרויקטים חדשים, כגון: הרחבת דרך מס׳ 2 ממחלף חבצלת עד מחלף אולגה לדרך מהירה דו-מסלולית, תלת-נתיבית; הסטת התנועה בדרך מס׳ 57 מהתוואי העירוני, על ידי סלילת כביש רוחב דו-מסלולי, דו-נתיבי עוקף כפר יונה; הקמת מעבר תת-קרקעי מתחת לכביש 4 לחיבור בין אזוה״ת לכפר קאסם; וכן שדרוג והרחבת דרך מס׳ 444 במקטע שוהם—בן שמן. באזור חיפה והצפון יתמקדו עבודות הפיתוח בהשלמת דרך מס׳ 77 מצומת תל קשיש לצומת ישי כדרך דו- מסלולית תלת-נתיבית ומחלוף והסדרה של דרך מס׳ 77 מצומת המוביל לצומת גולני. בנוסף, צפויים להתחיל פרויקטים חדשים כגון הרחבת דרך מס׳ 65 במקטע גולני—דוברת לדרך דו-נתיבית דו-מסלולית; הרחבת דרך מס׳ 71 במקטע בית שאן—יששכר לדרך דו-מסלולית דו-נתיבית, כולל מחלוף הצמתים לאורך הכביש; והקמת מחלפים בדרך מס׳ 79 בצמתים יפתחאל וציפורי. באזור הדרום יתמקדו עבודות הפיתוח בהמשך שדרוג והסדרת דרך מס׳ 31 בין צומת שוקת לצומת ערד; ביצוע מפרידנים על דרך 35 באזור קרית גת; הסדרה ושדרוג של התשתיות התחבורתיות בסביבת נמל אשדוד, כולל שדרוג מחלף אשדוד—בני ברית, בני ברית—דרך מס׳ 41; שדרוג רחוב הרצל באשדוד; וכן הארכת כביש חוצה ישראל לכיוון דרום ממחלף מאחז עד מחלף שוקת.

פיתוח כבישים עירוניים

בשנת 2017 מסתכם תקציב פיתוח הכבישים העירוניים בכ-1.1 מיליארד ש״ח בהוצאה נטו, בכ-200 מיליון ש״ח בהוצאה מותנית בהכנסה ובכ-1.6 מיליארד ש״ח בהרשאה להתחייב. בשנת 2018 תקציב פיתוח הכבישים העירוניים מסתכם בכ-1,252 מיליארד ש״ח בהוצאה נטו, בכ-200 מיליון ש״ח בהוצאה מותנית בהכנסה ובכ-2.6 מיליארד ש״ח בהרשאה להתחייב. סכומים אלה כוללים את התקציב המוקצה לפרויקטי בטיחות עירוניים על ידי הרשות הלאומית לבטיחות בדרכים, אך אינם כוללים את תקציבי הפיתוח המשלימים המוקצים לפיתוח כבישים עירוניים ע״י הרשויות המקומיות ומשרדי הממשלה האחרים.

הרשות המקומית היא האחראית לפיתוח, לסלילה ולתחזוקת כבישים, מדרכות, תמרורים ומתקני תחבורה אחרים הנמצאים בתחום שיפוטה. תקציבי הפיתוח של משרד התחבורה בתחום זה מיועדים להשתתפות המשרד בתכניות הרשויות המקומיות לביצוע פרויקטים שונים בתחום התחבורה. המשרד משתתף במימון פרויקטים בתחום פיתוח עורקי תחבורה עירוניים להקלת עומסי תנועה, הגברת הבטיחות בדרכים ושיפור תשתיות הכבישים ביישובי המיעוטים.

במהלך השנים 2017 ו-2018 עתידה פעילות הפיתוח בתחום הכבישים העירוניים במטרופולינים המרכזיים להתמקד בביצוע של כביש 200 במקטע עוקף רמלה (כביש 44) עד רח' הזית, הכביש האמריקאי במזרח ירושלים והפרדה מפלסית בצומת הגבעה הצרפתית בירושלים. בנוסף, יקודמו פרויקטי הפיתוח להתאמת הכבישים בחיפה לנמל החדש.

השינויים המבניים העיקריים בתחום התחבורה

ענף התעופה

בהתאם להחלטת ממשלה 441 מיום 12 בספטמבר 2006 בנושא עידוד התחרות בתחום התעופה האזרחית לישראל וממנה, ולאחר תהליך ממושך שארך שלוש שנים וכלל שמונה סבבי משא ומתן, הושלם במארס 2012 ניסוח הסכם ״שמיים פתוחים״. מטרת ההסכם לאפשר טיסות ישירות בין יעדי טיסה בישראל ובאיחוד האירופי ללא מגבלות והוא כולל מנגנון יישום מדוד והדרגתי הצפוי להסתיים בשנת 2017.

באפריל 2013, אישרה הממשלה את הסכם ״שמיים פתוחים״ וייפתה את כוחם של שרי התחבורה והחוץ לאשרר באופן סופי את ההסכם. יישום ההסכם והתחרות שהתפתחה בעקבות צעד זה הביאו תועלות משמעותית למשק הישראלי, ביניהן הוזלת מחירי כרטיסי הטיסה, פתיחת יעדים חדשים, הגדלת היקפי הטיסה, הגברת תדירויות הטיסה, שיפור השירות לצרכן, עידוד התעסוקה והגדלת התוצר. מאז חתימת ההסכם יש גידול שנתי ניכר בהיקפי הטיסות והנוסעים, העומד על כ-7.8 אחוזים. סביר להניח כי הגידול בשיעורים אלו יתמתן בשנת 2018 ואילך, ויתייצב על כ-4 אחוזים בשנה.

ענף הנמלים

על מנת לעודד את התפתחות התחרות בענף הנמלים, לתת מענה לביקוש ההולך וגדל לתשתיות הנמליות במשק ולאפשר מענה למגמה העולמית של גידול אניות הסחר, שרי התחבורה והאוצר אישרו בשנת 2013 את הקמתם של שני נמלי ים פרטיים עמוקי מים באשדוד ובחיפה. הקמת הנמלים הפרטיים, אשר יופעלו על ידי מפעילים בין-לאומיים מנוסים, צפויה להוביל לשיפור משמעותי ביעילות עבודת הנמלים בישראל, להעלאת רמת השירות ליבואנים וליצואנים ולעידוד הסחר הישראלי.

ענף הרכב

במטרה להגביר את התחרות בענף הרכב הוקמה בשנת 2011 ועדה ציבורית אשר התבקשה לבחון את מכלול הקשרים המתקיימים בין גורמים הפועלים בענף הרכב ואת השפעתם על הענף – ייבוא רכב, ענף הליסינג, שירות תחזוקה ומוסכים, חלקי חילוף, הסדרים עם חברות הביטוח, מחירוני הרכב בישראל וכיוצ״ב.

בעקבות עבודת הוועדה, בהחלטת ממשלה מספר 79 מיום 28 באפריל 2013 הוחלט על סל צעדים בתחום ענף הרכב אשר נועד להגביר את התחרות בענף ולתמוך בירידת מחירים של כלי רכב וחלפים, תוך הרחבת המגוון הקיים בשוק הישראלי. בחודש יולי 2016 אושר חוק רישוי שירותים ומקצועות בענף הרכב, התשע"ו-2016 הכולל סל צעדים, ביניהם היתר הסרת חסמים בנושא ייבוא רכב, לרבות ייבוא מקביל, הסרת רגולציה וייעול תהליכי ייבוא של חלקי חילוף וכן חיזוק ושיפור מערך הפיקוח על המוסכים ועל מכוני הרישוי.

תכנית השקעה רב-שנתית לפיתוח התחבורה הציבורית במטרופולינים

השוואה בין-לאומית של מדדים לאיכות התחבורה הציבורית מצביעה על קיומו של פער ניכר בין ישראל למדינות המפותחות באיכות התחבורה הציבורית ובשירות הניתן לאזרח. פער זה מתבטא בהיקף התשתית הקיימת, בשיעור פיצול הנסיעות בין התחבורה הציבורית לרכב פרטי ובמהירות הנסיעה של התחבורה הציבורית. בכולם מפגרת ישראל בצורה מהותית בהשוואה למדינות המפותחות. מצב זה, יחד עם שיעור גידול מהיר ברכישת כלי רכב פרטיים, מביא להגברת הגודש בדרכים, להגדלת זיהום האוויר, לעלייה במספר תאונות הדרכים ולאובדן שעות רבות של האזרח בנסיעה על הכביש. היעדר פעולה אקטיבית מצד הממשלה עלול להביא את ישראל לפתחו של משבר תחבורתי חסר תקדים.

במסגרת התכנית הכלכלית לשנים 2017 ו-2018 הוחלט על ביצוע תכנית השקעות משמעותית שטרם נעשתה עד כה בתחום התחבורה הציבורית. במסגרתה יבוצעו פרויקטים אלה להסעת המונים בשלושת המטרופולינים הגדולים, בשיתוף המגזר הפרטי, בהיקף כולל של כ-54 מיליארד ש"ח:

תל אביב: הוספת שני קווי רכבת קלה – הקו הירוק והקו הסגול (בנוסף לקו האדום), בהיקף של 30 מיליארד ש"ח.

ירושלים: הוספת קו רכבת קלה – הקו הכחול, (בנוסף לקו האדום וההארכות הצפויות לו), בהיקף של כ-8.5 מיליארד ש"ח. במקביל יימשך תכנונו של קו רכבת קלה נוסף – הקו הכחול.

חיפה: קו רכבת קלה מנצרת לחיפה, בהיקף של כ-5.9 מיליארד ש"ח וכן הארכות קווי המטרונית הקיימים במטרופולין חיפה. בנוסף לכך, קידום קו רכבל מתחנת המוצא במפרץ חיפה לתחנת הקצה באוניברסיטת חיפה, כל זאת בהיקף של כ-2.9 מיליארד ש"ח.

בנוסף: קו רכבת כבדה – "המסילה המזרחית" – מחדרה ללוד, בהיקף של כ-8.1 מיליארד ש"ח. הקו יעניק שדרה מסילתית כבדה מקבילה למסילת החוף, יסייע בהתגברות על מצוקת הקיבולת בקטע איילון ויציע אלטרנטיבה נוספת לשינוע מטענים כבדים.

בישראל, פרויקטי תשתית גדולים ומורכבים נוטים לעיכובים ביחס ללוחות הזמנים המקוריים, בין היתר בשל עודף רגולציה. עיכוב בפרויקט משמעותו הגברת אי-הנוחות הנגרמת לאזרחים בזמן העבודות, גידול בעלויות הפרויקט והפסד תועלת כלכלית בגין הדחייה בהפעלת המערכת. במסגרת ההחלטה יקודמו מספר מהלכים להסרת חסמים לביצוע הפרויקטים, להגברת כוחן של חברות הביצוע הממשלתיות ולעידוד כלל הגופים במשק להירתם לביצוע הפרויקטים שאותם תגדיר הממשלה כפרויקטי תשתית לאומית. בנוסף, במטרה להגביר את השקיפות לציבור ולשאר הגורמים במשק, מוצע כי יפורסם לו"ז גלוי לביצוע העבודות, שיתעדכן פעמיים בשנה. הגברת השקיפות תסייע בתכנון לטווח הארוך ובהירתמות כלל הגורמים לביצוע הפרויקט ותביא לקיצור זמני הביצוע של הפרויקטים.



שירות חדש – נסיעה שיתופית במונית

נוסח החוק הקיים אינו מאפשר פיצול תשלום הנסיעה בין צרכנים. בכך נמנעת האפשרות לשתף נסיעה במונית בין נוסעים במסלול דומה, ומרבית הנסיעות מתבצעות עם נוסע בודד. מצב זה מונע את האפשרות להוריד את מחיר הנסיעה, מותיר את רווחיות הענף נמוכה ומביא לעודף כלי רכב על הכביש.

כחלק מהתכנית הכלכלית מוצע להוסיף אפיק שירות חדש – "נסיעה שיתופית במונית". במסגרת שירות זה, שיינתן באמצעות המוניות המיוחדות, יוכלו נוסעים לפצל את תשלום הנסיעה ולשתף את נסיעתם עם אחרים הנוסעים ליעדים סמוכים, וע"י כך לחסוך בעלויות הנסיעה מבלי לפגוע ברווחיות הענף. נוסף להורדת המחיר לצרכן, השירות יגדיל את כדאיות השימוש במונית ביחס לשימוש ברכב הפרטי ויביא להפחתת הגודש בדרכים.

על מנת להבטיח שירות איכותי ואמין לצרכן, השירות יינתן בהזמנה מראש בלבד (ללא איסוף מהרחוב), ומציע השירות יחויב להציג לנוסע את המחיר המשוער שיידרש לשלם עבור נסיעה מיוחדת ליעד המבוקש על ידו, את מועד איסופו ואת זמן הנסיעה המשוער.

משרד הבינוי והשיכון

הצעת תקציב משרד הבינוי לשנת הכספים 2017 (סעיפים 70,43,42,29) מסתכמת בכ-8.4 מיליארד ש״ח, מהם כ-4.9 מיליארד ש״ח בהוצאה נטו, וכ-3.6 מיליארד ש״ח בהוצאה מותנית בהכנסה. בשנת 2017 תועמד לרשות המשרד הרשאה להתחייב בגובה של כ-6.2 מיליארד ש״ח.

הצעת תקציב משרד הבינוי לשנת הכספים 2018 (סעיפים 70,43,42,29) מסתכמת בכ-8.8 מיליארד ש״ח, מהם כ-5.2 מיליארד ש״ח בהוצאה נטו, וכ-3.65 מיליארד ש״ח בהוצאה מותנית בהכנסה. בשנת 2018 תועמד לרשות המשרד הרשאה להתחייב בגובה של כ-5.2 מיליארד ש״ח.

מחירי הדיור מושפעים מתנודות בהיצע ובביקושים, ולכן משרד הבינוי והשיכון פועל בשני מישורים על מנת לרסן את רמת המחירים:

היצע – פעילות המשרד מכוונת לתכנון ולפיתוח קרקע לצורך שיווקה לבנייה למגורים, במטרה ליצור תנאים להרחבת היצע הדיור בדרך שתאפשר מתן מענה לביקוש. הפעילות כוללת עשייה במגוון רחב של מרכיבים בשרשרת הייצור של דירה: איתור הקרקע, תכנונה ושיווקה; עידוד עיבוי הבנייה במרכזי הערים תוך ניצול מערכת התשתית הקיימת; שדרוג התשתיות הקיימות; ורישום הזכויות במקרקעין. לכל אחד מהמרכיבים השפעה על היקף הפעילות בענף.

ביקוש – הסיוע בדיור מכוון לתמיכה בזכאים מקרב אוכלוסיות חלשות ומתמקד בשלושה מסלולים עיקריים: מתן משכנתאות מסובסדות, השתתפות בתשלומי שכר דירה והקצאת פתרונות דיור בשיכון הציבורי.

דגשים לשנות הכספים 2017 ו-2018

הרחבת היצע הדיור

משרד הבינוי והשיכון יוזם פעילות של תכנון, פיתוח ושיווק קרקע בהיקף של כ-4.3 מיליארד ש״ח בשנה, באתרים שונים הפרוסים ברחבי הארץ. הגדלת היקף התקצוב לפעולות המשרד נובעת מהרחבת פעולות התכנון והפיתוח של המשרד, במסגרת מאמצי הממשלה הכוללים הרחבת היצע הדיור. כמו כן, פעולות הממשלה להרחבת היצע הדיור הביאו גם לגידול ניכר בהיקף סבסוד הפיתוח הניתן מכוח החלטת ממשלה ליישובים באזורי עדיפות לאומית.

בשנים האחרונות החל המשרד בתהליך של הפעלת חברות מנהלות וחברות מתכננות באתרים בהפעלת המשרד. במסגרת השינוי הארגוני המשרד פועל להעביר את ההתקשרות לביצוע פעילות התכנון והפיתוח מהתקשרות מבוזרת, שבמסגרתה נבחר בנפרד כל חבר בצוות הפיתוח או התכנון, להתקשרות יעילה יותר באמצעות חברות

מתכללות המבצעות את פעילות התכנון וניהול הפרויקטים, תוך כדי צבירת ידע וניסיון ארגוני מספק. החברות ינהלו את פרויקטי התכנון והפיתוח שבאחריות המשרד בהתאם לקריטריונים שנקבעו על ידו ובליווי ופיקוח של אנשי המקצוע במשרד.

תכנית מחיר למשתכן

במקביל לצעדים המקודמים בצד ההיצע, הממשלה ממשיכה ביישום תכנית מחיר למשתכן אשר ביצועה במתכונת מחודשת החל ביולי 2015. במסגרת זו, פועלים רשות מקרקעי ישראל ומשרד הבינוי והשיכון לשיווק קרקעות בהנחה משמעותית, אשר צפויה להוביל להנחה של כ-200 אלף ש״ח במחיר הדירה הסופי. באזורים בפריפריה, שבהם ערך הקרקע נמוך והנחה במחיר הקרקע לא תוביל להנחה משמעותית במחיר הדירה, ניתנים במקביל מענקים לרוכשים לצד מענק המסבסד את הוצאות הפיתוח של הקרקע בסך של 80–100 אלף ש״ח, כתלות במחיר הקרקע. לצורך מימון המענקים והעמקת הסבסוד, הוקצו במסגרת תקציב המדינה לשנים 2017 ו-2018 תקציבים בהיקף של כ-660 מיליון ש״ח בשנה, בהתאם לצפי השיווקים בפועל במסגרת התכנית.

הסרת חסמים לצורך הגדלת היצע הדיור

כחלק מהמאמץ להביא להגדלת היצע יחידות הדיור הוקמו מספר פורומים, על מנת לכנס את כלל גורמי הממשלה הרלוונטיים ולהביא לקידום מהיר של תכניות משמעותיות למגורים, ביניהן פורום תכניות גדולות שבו נידונות תכניות גדולות עם היזמים – רמ״י, משרד הבינוי והשיכון וחברת דירה להשכיר – ועם כלל משרדי הממשלה הרלוונטיים: המשרד להגנת הסביבה, משרד התחבורה, רשות המים וכדו׳ וחמ״ל הדיור הפועל להסרת חסמי פיתוח שונים בתחומי המים, הביוב והתחבורה. בתוך כך, תכנית החומש לתחבורה מסדירה תקצוב פתרונות תחבורתיים תשתיתיים שהם תנאי תכנוני ומוניציפאלי להיקף נרחב של יחידות דיור. באופן דומה, תכנית החומש לבניית כיתות לימוד, אשר במסגרתה ייבנו 17,000 כיתות לימוד חדשות, צפויה לספק פתרונות בתחום תשתיות החינוך לבנייתן של יחידות דיור.

חוק הדיור הציבורי (זכויות רכישה)

חוק הדיור הציבורי (זכויות רכישה) אושר בכנסת בשנת 1999. מאז הוקפא החוק והממשלה ניהלה מספר מבצעי מכר. במבצעים אלו נמכרו מעל 30,000 דירות לזכאים. בינואר 2014 הודיעו משרד הבינוי והשיכון ומשרד האוצר על חידוש מכירת הדירות בהתאם לכניסת החוק לתוקף, ובמסגרתו נמכרות דירות הדיור הציבורי לדיירים המתגוררים בהן בהנחות המגיעות עד לכ-80 אחוזים ממחיר הדירה. בהתאם לחוק, כלל ההכנסות המתקבלות ממכירות דירות אלו משמשות לרכישת דירות חדשות למאגר הדיור הציבורי. על בסיס יישום החוק נמכרו עד היום כ-5,000 דירות, ועל בסיס הכנסות המכר של דירות אלו נרכשו עד היום כ-900 דירות. בשנת 2016, במסגרת תיקון חקיקה, הועלתה אף תקרת ההנחה בסך של כ-200 אלף ש״ח. העלאה זו נועדה להקל על דיירי הדיור הציבורי בעת רכישת הדירה, ועל כן היא צפויה להביא לגידול נוסף בזרם הרוכשים בשנת 2017. בשנת 2016 הוקצו 150 מיליון ש״ח לרכישת דירות נוספות מעבר להכנסות בקרן, על מנת להקל הקלה נוספת בקיצור תור הממתינים לדירות.

קידום פיתוח ביישובי המיעוטים

במסגרת יישום החלטת הממשלה לעניין יישובי המיעוטים בשנים 2017 ו-2018 יפעל המשרד לקידום הסכמים אסטרטגיים עם 15 רשויות מקומיות ביישובי המיעוטים לתקצוב, תכנון, הקמת מוסדות ציבור וסבסוד פיתוח



ביישובים אלו, למול התחייבות של הרשות המקומית לקדם את התכניות למגורים בשטחה ולפתח את הקרקע בלוחות זמנים מוגדרים. כמו כן, במסגרת יישום החלטת הממשלה לעניין יישובי הדרוזים, יפעל המשרד בשנים 2017 ו-2018 לפיתוח המרקם הוותיק ביישובי הדרוזים באמצעות הקמת מוסדות ציבור ופיתוח תשתיות ותיקות ותשתיות תומכות בנייה חדשה.

משק המים

הצעת תקציב משק המים לשנת הכספים 2017 (התקציב הרגיל ותקציבי הפיתוח סעיפים 41 ו-73) מסתכמת בכ-1.1 מיליארד ש״ח בהוצאה, בכ-103 מיליון ש״ח בהוצאה מותנית בהכנסה ובכ-1.1 מיליארד ש״ח בהרשאה להתחייב.

התקציב הרגיל של משק המים (סעיף 41) מסתכם בשנת הכספים 2017 בכ-110 מיליון ש״ח בהוצאה ובכ-1.3 מיליון ש״ח בהוצאה המותנית בהכנסה.

תקציב הפיתוח של משק המים (סעיף 73) מסתכם בשנת הכספים 2017 בכ-1 מיליארד ש״ח בהוצאה, ב-102 מיליון ש״ח בהוצאה המותנית בהכנסה ובכ-1.1 מיליארד ש״ח בהרשאה להתחייב.

הצעת תקציב משק המים לשנת הכספים 2018 (התקציב הרגיל ותקציבי הפיתוח סעיפים 41 ו-73) מסתכמת בכ-1.1 מיליארד ש״ח בהוצאה, בכ-104 מיליון ש״ח בהוצאה מותנית בהכנסה ובכ-1.1 מיליארד ש״ח בהרשאה להתחייב.

התקציב הרגיל של משק המים (סעיף 41) מסתכם בשנת הכספים 2018 בכ-110 מיליון ש״ח בהוצאה בכ-1.3 מיליארד ש״ח בהוצאה המותנית בהכנסה.

תקציב הפיתוח של משק המים (סעיף 73) מסתכם בשנת הכספים 2018 בכ-1 מיליארד ש״ח בהוצאה, בכ-102 מיליון ש״ח בהוצאה המותנית בהכנסה ובכ-1.1 מיליארד ש״ח בהרשאה להתחייב.

הרשות הממשלתית למים ולביוב, שהוקמה בהתאם להוראות חוק המים התשי״ט-1959, מבצעת את הפעילות הממשלתית בתחום המים והביוב. הרשות אמונה על ניהול משק המים, ובכלל זה על קביעת כללים לאסדרת המשק וכן על הקצאת המשאבים בתחום. מדיניות משק המים נתונה בידי מועצה (מועצת רשות המים) המורכבת מנציגי משרדי ממשלה בכירים ומנציגי הציבור. בסמכות מועצת רשות המים לקבוע את חקיקת המשנה (כללים) לפעילות הרשות בנושאים רבים, ביניהם אסדרת משק המים וקביעת תעריפים. יו״ר מועצת רשות המים הוא מנהל רשות המים.



שנת משקעים נמשכת תשעה חודשים מאחר שהיא מתייחסת לעונת הגשמים בלבד. בכל שנה כזו נמדדות כמויות המשקעים המתווספות למקורות המים הטבעיים בשלושת אגני ההיקוות המרכזיים. שנת המשקעים האחרונה שנמדדה (31.5.16–1.9.15) עמדה בסימן כמויות משקעים נמוכות ביחס לממוצע הרב-שנתי. בשקלול ארצי, כמויות המים הגיעו ל-81 אחוזים מהממוצע הרב-שנתי. בשנה זו נרשמה שונות משמעותית בין האזורים השונים בארץ, אשר חלקם סבלו מהיעדר משקעים, בעוד שאזורים אחרים חצו את הכמות הממוצעת הרב-שנתית. במרכז ובדרום אגן החוף נמדדו כמויות גבוהות של משקעים, בעוד שבאגנים הצפוניים (הכנרת והגליל המערבי), עובי המשקעים נמוך מאוד זו השנה השלישית ובאזור שוררת בצורת הלכה למעשה.

בעבר אספקת המים של מדינת ישראל התבססה בעיקרה על שאיבה ממאגרי מי תהום באמצעות קידוחים ושאיבת מים מאגם הכינרת. היצע המים השפירים הטבעיים בישראל איננו יכול לענות לאורך זמן על הביקוש למים שפירים, לפיכך היה צורך להוסיף מקור מים נוסף – מי ים מותפלים להגדלת היצע המים השפירים. בעקבות השינויים במקורות, נדרש משק המים הארצי להתאים את מערכת ההולכה, אשר בעבר הוליכה מים בעיקר מהצפון לדרום, ובשנים האחרונות מעבירה מים ממערב מזרחה, צפונה ודרומה.

כמויות המים המסופקות למטרות השונות (שנת 2014)

מטרת המים	מים שפירים	מים שוליים (קולחין ואחרים)	צריכה כוללת
צריכה חקלאית	442	679	1,212
צריכה ביתית	716	38	754
צריכה תעשייתית	84	33	117
מים לטבע	26	4	30
גורמי חוץ (הרשות הפלסטינית וממלכת ירדן)	121	0	121
סה"כ צריכה שנתית	**1,389**	**754**	**2,143**

מקור: נתוני הרשות הממשלתית למים ולביוב 2014, חטיבת אסדרה, מיליון מ"ק

דגשים לשנות הכספים 2017 ו-2018

הטיפול בשפכים

לאחר השימוש במים השפירים לצרכים השונים (שתייה, רחצה ועוד), מופנים מי השפכים למערכת הביוב, וזו מוליכה את השפכים לטיפול במתקן לטיהור שפכים (מט"ש). אחת מחובותיו של תאגיד המים והביוב היא לטפל בשפכים בהתאם לכללים הקבועים בחוק.

משק הביוב מתאפיין כיום בחוסר יעילות בהקצאת משאבים ובתכנון פתרונות קצה ללא ראייה מרחבית. הסיבה לכך נעוצה בעובדה שהאחריות לטיפול בביוב מוטלת באופן פרטני על כל רשות מקומית, בצורה שאינה מעודדת יתרונות לגודל וראייה תכנונית רחבה ויעילה. לצורך ייעול הטיפול בביוב, תכנון מיטבי וחיסכון בהקמת תשתיות ביוב, התקבלה ביום 11 באוגוסט 2016 החלטת ממשלה אשר מטרתה להגדיר חלוקה של שטחי המדינה לכעשרה מרחבי ביוב, שבכל אחד מהם תפעל חברת ביוב שתהיה אחראית לטיפול בתשתיות הביוב האזוריות. תשתיות אזוריות כוללות קווים אזוריים, קווים העוברים מחוץ לתחומי היישוב או קווים המשרתים יותר מרשות מקומית אחת ומתקני טיהור שפכים. בכל אזור יוגדר גוף קיים (תאגיד מים וביוב או איגוד ערים) או שתוקם חברה ייעודית לכך. במסגרת חוק ההסדרים 2017–2018 הוגש תיקון לחוק תאגידי מים וביוב התשס״א-2001 שבמסגרתו הוגדרו הסמכויות של חברת הביוב, חובותיה וכפיפותה לרגולציה. ההצטרפות של ספקי הביוב הקיימים לחברת הביוב בכל מרחב תיעשה באופן וולונטרי והדרגתי ותלווה בתמריצים כלכליים.

על אף שהטיפול בביוב מכוסה בתעריף המים והביוב שנקבע על ידי רשות המים, המדינה משקיעה בתקצוב תשתיות ביוב כדי לסייע לתאגידים חלשים ולמועצות אזוריות המתקשים להעמיד הון לצורך השקעה עצמאית. הפרויקטים ממומנים תשתיות להולכה ולטיפול בשפכים כגון מכוני טיהור, מערכות אזוריות ומערכות פנימיות. בשנות התקציב 2017 ו-2018 הסיוע בתחום הביוב יופנה לייעול מערך הביוב הארצי ויתמקד בקידום פרויקטים המהווים חסם לשיווק יחידות דיור.

ייעול מבנה תאגידי המים והביוב

הקמת תאגידי המים והביוב נועדה לתת מענה לכשלים המבניים במשק המים העירוני שאופיינו בגירעון השקעות חמור (בעיקר בתחום הביוב). הגירעון בהשקעות, אשר עמד על כ-10 מיליארד ש״ח, נבע בעיקר משימוש בכספים שנגבו עבור מים לצורכי עירייה אחרים כמו גם מגביית חסר. הרפורמה במשק העירוני נשאה פרי וניתן לראות כי הקמת התאגידים הביאה לתנופת השקעות בתחום המים והביוב תוך צמצום פחתי מים, ירידה במספר התקלות, הגברת החיסכון בצריכת המים ועוד. יחד עם זאת, מצב הדברים הנוכחי אינו אופטימלי בשל קיומם של תאגידים רבים לצד מחלקות מים עירוניות לא מעטות, המעמיסים יחד עלויות עודפות על המשק.

משק המים והביוב העירוני מקיף פעילות כלכלית ואספקת שירותים בהיקף שנתי של למעלה מ-5 מיליארד ש״ח. בהתאם להוראות חוק תאגידי המים והביוב, הרשויות המקומיות מחויבות לנהל את משק המים והביוב שבתחומן באמצעות תאגיד המים והביוב. חובה זו חלה עליהן החל מחודש יולי 2007. נכון להיום קיימים 56 תאגידי מים וביוב המספקים שירותים לכשבעה מיליון תושבים. לצורך הגברת היעילות במשק המים העירוני בשנתיים האחרונות לא הוקמו תאגידים חדשים, אלא צורפו כעשר רשויות לתאגידי מים קיימים וכתוצאה מכך הצטמצם ל-26 מספר הרשויות המקומיות שלא מילאו את הוראות החוק וטרם העבירו את ניהול משק המים והביוב שבתחומן לידי תאגיד.

עיקר הפעילות במהלך שנות התקציב 2017 ו-2018 תתמקד בהמשך תמיכה בצירוף רשויות לתאגידי מים לצורך שיפור ושדרוג התשתיות ולהעלאת רמת השירות לצרכנים. כמו כן, תינתן תמיכה בהצטרפות של תאגידים וספקי ביוב אחרים לחברות ביוב בהתאם להחלטת הממשלה המפורטת לעיל.

מפעלי השבת מי קולחין

מרבית מי הביוב במדינת ישראל עוברים טיהור ומשמשים לאחר מכן להשקיה חקלאית, לניצול בתעשייה או לגינון הציבורי. מי הביוב המטוהרים המשמשים להשקיה נקראים קולחים. בשנים האחרונות הפך משק הקולחין לשחקן מרכזי בניהול כלל משאבי המים וניהול הקצאות המים לחקלאות. נכון להיום, ישראל היא המדינה עם שיעור השבת הקולחים מכלל השפכים המטופלים הגבוה ביותר בעולם (כ-90 אחוזי ניצול). בישראל קיימים כ-100 מפעלים להשבת קולחים המספקים מים לחקלאות. מפעלים אלה מספקים כ-450 מיליון מ״ק בשנה (כולל מפעל השפד״ן המטפל בשפכי גוש דן בהיקף של כ-130 מלמ״ק ומשיב אותם לחקלאות). כמות זו מהווה כ-50 אחוזים מסך המים המסופקים לחקלאות.

תעריפי המים והביוב

על פי החוק, תעריפי המים נקבעים על ידי מועצת הרשות הממשלתית למים ולביוב בהתאם לעלות האספקה של המים. המועצה קובעת את התעריפים לצרכני הקצה בצריכה ביתית, חקלאית ותעשייתית, וכן קובעת את תעריפי קניית המים של הספקים, הרשויות המקומיות ותאגידי המים והביוב.

תעריפי המים במגזר החקלאי נקבעים בהתאם להסכם אשר נחתם בין מדינת ישראל ובין התאחדות חקלאי ישראל טרום הקמת רשות המים. על פי ההסכם התעריפים מעודכנים באופן הדרגתי עד להגעה לתעריף היעד המשקף את עלות אספקת המים לחקלאות על ידי חברת מקורות. המהלך ההדרגתי מאפשר לחקלאים לבצע תכנון מושכל ביכולות הניהול והתכנון של המשק החקלאי.

בנוסף לתעריפי המים המשולמים במערכת הארצית, (על אספקת מים בידי חברת מקורות), מפיקי מים פרטיים מחויבים בתשלום היטל הפקה. היטלי ההפקה המועברים לאוצר המדינה נקבעים על ידי מועצת רשות המים באישור שר האוצר וועדת הכספים של הכנסת. ההיטלים הנגבים כיום על פי חוק במגזר החקלאי נמוכים משמעותית מתעריפי מקורות ויוצרים פערים בעלויות המים בין חקלאי לחקלאי רק על בסיס נגישות היסטורית להפקה פרטית. עיוות זה מוביל לכך שמיעוט מחקלאי ישראל זוכה לצרוך מים שפירים בעלויות נמוכות ביותר, בעוד שמרבית החקלאים צורכים אותו בעלות גבוהה משמעותית.

במהלך השנה החולפת הוגשה הצעה לתיקון חוק המים (להלן : תיקון 27) לפיו יבוטלו ההיטלים הנגבים כיום לאוצר המדינה הן ממפיקי המים לחקלאות והן ממפיקי המים למטרות ביתיות, וייקבע תעריף אספקה אחיד לכלל צרכני המים במגזר החקלאי. תעריף זה, בניקוי עלויות ההפקה, יועבר למשק המים הארצי. בדרך זו כלל צרכני המים ישאו בעלויות האספקה הכלל ארציות. מטרת התיקון כפולה : הן לאפשר הוזלה בתעריף הבסיס של המים לצרכנים הביתיים והן לאפשר את פתרון העיוות במשק המים החקלאי כפי שתואר לעיל. בימים אלו מתנהלים דיונים על תיקון 27 בוועדה המשותפת לוועדת הפנים וועדת הכלכלה של הכנסת.

רשות מקרקעי ישראל

הצעת התקציב של רשות מקרקעי ישראל לשנת הכספים 2017 (סעיף 98) מסתכמת ב-10.8 מיליארד ש"ח. כמו כן, בשנת 2017 תועמד לרשות הרשאה להתחייב בגובה של כ-3.4 מיליארד ש"ח.

הצעת התקציב של רשות מקרקעי ישראל לשנת הכספים 2018 (סעיף 98) מסתכמת ב-10.6 מיליארד ש"ח. כמו כן, בשנת 2018 תועמד לרשות הרשאה להתחייב בגובה של כ-4.16 מיליארד ש"ח.

תקציב רשות מקרקעי ישראל הוא תקציב של מפעל עסקי כהגדרתו בסעיף 8 לחוק יסודות התקציב, התשמ"ה-1985, דהיינו תקציב שבו סך ההוצאה אינו יכול לעלות על סך התקבולים לאותה שנת כספים.

הצעת תקציב ההוצאות נטו של רשות מקרקעי ישראל (ללא העברות לבעלים וללא רזרבה להתייקרות שכר) מסתכמת בכ-9.7 מיליארד ש"ח בשנת 2017 וכ-9.53 מיליארד ש"ח בשנת 2018, מזה כ-579 וכ-607 מיליון ש"ח בהתאמה מיועדים להוצאות שכר, מִנהל, מחשוב ואמרכלות. בנוסף, הצעת התקציב כוללת כ-2.4 וכ-2.53 מיליארד ש"ח בהתאמה להנחות בקרקע, בעיקר הנחות במסגרת תכנית המחיר למשתכן. היתרה מיועדת למימון הוצאות תכנון, פיתוח, פינויים כלכליים, מימון רשות הבדואים, פדיון זכויות בקרקע, שמירה על הקרקע וכיו"ב.

דגשים לשנות הכספים 2017 ו-2018

מדיניות הממשלה בתחום הדיור – צעדי רשות מקרקעי ישראל להגדלת ההיצע

במסגרת החלטת ממשלה מספר 23 מיום 14 באפריל 2013 הוחלט על הקמת קבינט הדיור – ועדת השרים לענייני דיור אשר בראשה עומד שר האוצר. במסגרת ישיבות קבינט הדיור התקבלו מספר רב של החלטות שתכליתן להגדיל את היצע יחידות הדיור במטרה להביא לירידת מחירי הדיור. להלן עיקרי הצעדים והפעילויות לצורך הגדלת ההיצע והסרת חסמים שנעשו בשנים האחרונות הצפויים להימשך בתקופת התקציב:

תכנית מחיר למשתכן

בהתאם להחלטת ממשלה מספר 203 (דר/13) נקבע כי המגרשים בבנייה רוויה המשווקים ע"י רשות מקרקעי ישראל, ישווקו בשיטת המחיר למשתכן והתחרות תהיה על המחיר הסופי הנמוך ביותר למ"ר דירתי כולל ממ"ד. כמו כן, במסגרת התכנית יינתנו הנחות על מחירי הקרקע, סבסוד לפיתוח ומענקים לדירות בבנייה רוויה בפריפריה. ההחלטה משקפת שינוי מהותי באסטרטגיית השיווקים של רשות מקרקעי ישראל, של מדינת ישראל באמצעות רשות מקרקעי ישראל ושל משרד הבינוי והשיכון, ולפיה כלל השיווקים בבנייה רוויה בשנים 2015–2017 יבוצעו בשיטת המחיר למשתכן.

העלות התקציבית הנובעת מהחלטה זו בשנים 2017 ו-2018 נאמדת בכ-2 מיליארד ש״ח בשנה בהפעלה מלאה כתוצאה מאובדן הכנסה. עד כה, נרשם אובדן הכנסות בגובה של כ-1.5 מיליארד ש״ח.

הסכמי גג

החל משנת 2013 משווקות קרקעות לבנייה למגורים במסגרת של הסכם גג. בהתאם להחלטת ממשלה מספר 768 מיום 9 באוקטובר 2013 נקבע כי רשויות שיש בהן יִתרה לשיווק של למעלה מ-5,000 יחידות דיור וקצב השיווק יעמוד על כ-2,000 יחידות דיור בשנה יוכלו לחתום על הסכם גג עם המדינה, אשר כולל מענה מכלל משרדי הממשלה לצורכי הרשות המקומית – עבודות פיתוח על ידי רשות מקרקעי ישראל, תשתיות-על בתחום התחבורה, מוסדות חינוך, מוסדות ציבור ובכלל זה מעונות יום, מגרשי ספורט ומוסדות דת. הרשות המקומית מתחייבת מצִדה להוציא היתרי בנייה בתוך 90 ימים מהגשת הבקשה על ידי יזם. בהחלטת ממשלה מספר 1028 מיום 21 בינואר 2016 נקבע כי בשנים 2016–2017 תתאפשר חתימת הסכמי גג בהיקף של עד 75,000 יח״ד נוספות.

עד כה נחתמו הסכמים עם 12 רשויות מקומיות – ראש העין, מודיעין, קריית גת, באר שבע, קריית ביאליק, ראשון לציון, רמלה, הרצליה, יבנה, אשקלון, נתניה ועפולה, בהיקף כולל של כ-160,000 יחידות דיור.

הסרת חסמים

אחד החסמים המרכזיים לפיתוח שכונות מגורים בהיקף ניכר הוא החסם התחבורתי. בתכנית החומש של משרד התחבורה לשנים 2017–2021 תוקצב סך של כ-7 מיליארד ש״ח לכבישים ולמחלפים אשר תומכים בהקמת יחידות דיור חדשות. תכנית זו צפויה להביא להסרת חסמים עבור מעל 140,000 יח״ד. בין אותם כבישים נמצאים כביש 44 מבית דגן עד ניר צבי (כולל מחלף בית דגן), ציר רצועת הנופש מכביש 4 עד כביש 20, מקטעים שונים של כביש 200, כביש 781 ממחלף אתא צפון ועד גילעם ופרויקטים נוספים רבים.

מעבר צה״ל לנגב

בהתאם להחלטת ממשלה 4088 מיום 8 בינואר 2012, נחתם בחודש יוני 2012 הסכם בין משרד האוצר, רשות מקרקעי ישראל ומשרד הביטחון. לפי הסכם זה משרד הביטחון ינהל את קידום התכנון הסטטוטורי בשטחי חמישה מחנות צה״ל המיועדים להתפנות ממרכז הארץ: מחנה סירקין, מתחם במחנה צריפין, מתחם במחנה תל השומר, מחנה הורדצקי בגבעתיים ומחנה השלישות הראשית ברמת גן. בתמורה לקידום התכנון ובמסגרת העמידה באבני דרך תכנוניות ובלוחות זמנים קצובים, רשות מקרקעי ישראל מעבירה 1.9 מיליארד ש״ח בפריסה על פני השנים 2012–2019, זאת כמקדמה לסכומים שמשרד הביטחון זכאי להם מכוח החלטת ממשלה 3161 מיום 17 באפריל 2011 שעניינה העתקת מחנות צה״ל לנגב. ההסכם יסייע במימון מעבר מחנות צה״ל לנגב, ובכך יהווה זרז לתהליך המורכב.

הסכם שוהם 3, תע״ש ופינוי שדה דוב

בשל מיעוט הקרקעות לפיתוח באזורי הביקוש יש חשיבות מיוחדת לפינוי מחנות צה״ל ומפעלי תע״ש, הנמצאים בלב אזורי הביקוש. על שטח מחנות צריפין, תל השומר, שדה דב, סירקין, טירה, השלישות ברמת גן ומפעל תע״ש ברמת השרון יש למעלה מ-100,000 יחידות דיור בשלבי תכנון שונים. בראשית שנת 2015 נחתם הסכם שוהם 3 אשר ביחד עם הסכמים קודמים צפוי להביא לפינוי תל השומר, סירקין, צריפין, טירה, שדה דב, שלישות רמת גן, קרן הקריה תל אביב ומתחם תע״ש ברמת השרון (כחלק מהחלטת ההפרטה).



מימון ביצוע מבני ציבור

רשויות מקומיות ראשיות לגבות היטלי פיתוח ובאמצעותם לממן הקמת מבני ציבור אשר נדרשים במסגרת הסכמי-גג. הוצע כי רשות מקרקעי ישראל תסייע בעלויות אלה עם עדיפות לשיווקי מחיר למשתכן ובפריפריה וכך לעודד רשויות מקומיות לקדם בנייה למגורים בשטחן ולהסיר חסמי שיווק ופיתוח בתחום שיפוטן.

תשלום החובות

תשלום החובות בשנת 2017 מסתכם בכ-138 מיליארד ש״ח, מתוכם כ-100 מיליארד ש״ח לפירעון הקרן וכ-38 מיליארד ש״ח לתשלומי הריבית. תשלום החובות בשנת 2018 מסתכם בכ-136 מיליארד ש״ח, מתוכם כ-96 מיליארד ש״ח לפירעון הקרן וכ-40 מיליארד ש״ח לתשלומי הריבית.

תקציב תשלום החובות לשנת הכספים 2017
במליארדי ש״ח


ריבית
נטו
38.4
קרן - ביטוח לאומי
12.6
0
5
10
15
20
25
30
35
40
45

תקציב תשלום החובות לשנת הכספים 2018

במליארדי ש״ח


ריבית
נטו
39.8
קרן - ביטוח לאומי
12.7
0
5
10
15
20
25
30
35
40
45

דגשים לשנות הכספים 2017 ו-2018

- **פירעון חובות הפנים** בשנת 2017 תוקצב סכום בהיקף של כ-126 מיליארד ש״ח לפירעון חובות הפנים, מזה כ-94 מיליארד ש״ח מיועדים לתשלום החזרי קרן וכ-32 מיליארד ש״ח לתשלומי ריבית.

בשנת 2018 תוקצב סכום בהיקף של כ-123 מיליארד ש״ח לפירעון חובות הפנים, מזה כ-90 מיליארד ש״ח מיועדים לתשלום החזרי קרן וכ-33 מיליארד ש״ח לתשלומי ריבית.

רוב התשלום לפירעון חובות הפנים מתחלק לפירעון של איגרות חוב סחירות (המוחזקות בידי קופות הגמל, קרנות הפנסיה, חברות הביטוח, קרנות ההשתלמות, הבנקים, חברות ואנשים פרטיים) ופירעון של איגרות חוב מיועדות (איגרות חוב ממשלתיות לא סחירות בעלות תשואה מובטחת, המונפקות לקרנות הפנסיה ולחברות הביטוח מתוקף ההסכמים שנחתמו עמן). סכום התקציב המתוכנן כולל תשלום בהיקף של כ-20 מיליארד ש״ח שישולם בשנת 2017 למוסד לביטוח לאומי. ללא התשלומים למוסד לביטוח לאומי, סכום התקציב המתוכנן לפירעון חובות הפנים צפוי לקטון ויהיה בשנת 2017 כדלקמן: תשלומי הקרן בגין מלוות הפנים יעמדו על סכום של כ-82 מיליארד ש״ח. תשלומי הריבית בגין חובות פנים (ללא תשלומי הריבית למוסד לביטוח לאומי), יעמדו על סכום של כ-24 מיליארד ש״ח. סכום בהיקף של כ-20.5 מיליארד ש״ח ישולם בשנת 2018 למוסד לביטוח לאומי. ללא התשלומים למוסד לביטוח לאומי, פירעון חובות הפנים בשנת 2018 יהיה כדלקמן: תשלומי הקרן בגין מלוות הפנים יעמדו על סכום של כ-77.5 מיליארד ש״ח. תשלומי הריבית בגין חובות פנים (ללא תשלומי הריבית למוסד לביטוח לאומי), יעמדו על סכום של כ-25 מיליארד ש״ח.

- **פירעון חובות חו״ל** החזר החובות בחו״ל בשנת 2017 צפוי להסתכם בכ-12 מיליארד ש״ח, מזה כ-5 מיליארד ש״ח מיועדים לתשלום החזרי קרן וכ-7 מיליארד ש״ח לתשלומי ריבית.

החזר החובות בחו״ל בשנת 2018 צפוי להסתכם בכ-13 מיליארד ש״ח, מזה כ-6 מיליארד ש״ח מיועדים לתשלום החזרי קרן וכ-7 מיליארד ש״ח לתשלומי ריבית. התשלומים לחו״ל כוללים פדיונות של מלוות מבנקים בארץ ובחו״ל, מלוות בין-ממשלתיים ומלווה העצמאות והפיתוח (גיוס הון לא סחיר בחו״ל, בעיקר ממשקיעים פרטיים באמצעות ארגון הבונדס). בנוסף לכך, החזרי חובות החוץ כוללים תשלומים בגין ההלוואות שנלקחו על ידי ממשלת ישראל באמצעות ערבויות של ממשלת ארצות הברית בשנים 1993–1998.

בשנת 2003 נחתם הסכם נוסף בין ממשלת ארצות הברית וממשלת ישראל בדבר מתן ערבויות לגיוס הון על ידי מדינת ישראל בהיקף כולל של כ-9 מיליארד דולר לשנים 2003–2005, עם אופציה להארכה בשנה נוספת. מאז הוארכה התכנית מספר פעמים על ידי הממשל האמריקאי, ובשנת 2015 הוארכה פעם נוספת עד שנת 2019 עם אפשרות לנצלה גם בשנת 2020 (Carry over year). נכון לאוגוסט 2016, הנפיקה ישראל במסגרת התכנית איגרות בסך 4.1 מיליארד דולר בערבות ממשלת ארצות הברית ונותר לשימוש סכום של 3.8 מיליארד דולר.

בשנת 1995 החלה ממשלת ישראל בגיוסים עצמיים של איגרות חוב סחירות בשווקים הבין-לאומיים. עד כה בוצעו 17 הנפקות בין-לאומיות בשני שוקי ההון המרכזיים: השוק האמריקני ושוק האירו וכן בשוק היפני. גיוסים אלו הסתכמו ב-9.95 מיליארד דולר, 4.55 מיליארד אירו ו-20 מיליארד יין. הצעות התקציב לשנים 2017 ו-2018 כוללות שני תשלומי קרן וריבית בגין הנפקות אלו.

אומדן להיקף הסבסוד החזוי בהנפקת איגרות חוב מיועדות לקרנות הפנסיה ולחברות הביטוח בשנים 2015 ו-2016

בהנפקת איגרות חוב מיועדות לקרנות הפנסיה ולחברות הביטוח גלום מרכיב סבסוד המחושב כמכפלה של היקף ההנפקות בכל שנה, בפער התשואות שבין איגרות חוב המיועדות לקרנות הפנסיה וחברות הביטוח לבין איגרת ממשלתית סחירה בעלת משך חיים זהה (תשואת השוק).

אומדן מלא להיקף הסבסוד הגלום בגין הנפקת איגרות חוב מיועדות לקרנות הפנסיה נכון לסוף שנת 2015 ניתן במסגרת הדוח השנתי של יחידת החוב הממשלתי.

סך הסבסוד בהנפקת איגרות חוב מיועדות לקרנות הפנסיה ולחברות הביטוח נכון לסוף שנת 2015 עמד על כ-4.8 מיליארד ש״ח, מתוכו כ-3.5 מיליארד ש״ח מקורו בסבסוד לקרנות הפנסיה, והיתרה בסך של כ- 1.3 מיליארד ש״ח היא סבסוד בגין הנפקת איגרות חוב מיועדות לחברות הביטוח. יש לציין כי היקף הסבסוד מתייחס לקרנות הפנסיה הוותיקות ולקרנות הפנסיה החדשות גם יחד. בנוגע לקרנות הוותיקות קיים הסדר עם המדינה אשר הוסכם עליו בשנת 2003 והוא נוגע לכיסוי הגירעונות האקטואריים של אותן קרנות. כך, על אף ההיקף המשמעותי של הסבסוד, יש לראות בגובה הסבסוד בעבור האג״ח המיועדות לקרנות הוותיקות מרכיב נפרד שהוא חלק מהסדר כולל הנוגע לקרנות אלו.

היקף הסבסוד מושפע משני גורמים מרכזיים:

- היקף הגיוס הלא סחיר (ובמקרה של חברות ביטוח, גם תמהיל הגיוס בין הקרנות השונות) לפי חודשים כתלות בנכסים.
- תשואת השוק באפיק הצמוד לטווח הרלוונטי לפי חודשים.

להלן האומדן המרכזי להיקף הסבסוד הצפוי עבור קרנות הפנסיה וחברות הביטוח נכון לסוף שנת 2017 ולשנת 2018, במיליוני ש״ח:

קרנות הפנסיה

אומדן סובסידיה חדשה בגין שנת התקציב		סך סובסידיה מצטבר	
2017	2018	2017	2018
725	712	4,941	5,608

חברות הביטוח

אומדן סובסידיה חדשה בגין שנת התקציב		סך סובסידיה מצטבר	
2017	2018	2017	2018
228	200	1,750	1,915

סיכום

מיליוני ש״ח	2017	2018
קרנות הפנסיה	4,941	5,608
חברות הביטוח	1,750	1,915
סה״כ	6,691	7,523

ניתוחי רגישות

הטבלה שלהלן מציגה ניתוח רגישות לאומדן המרכזי לסבסוד בשנים 2017 ו-2018 :

מיליוני ש"ח	2017	2018
עלייה של 1 אחוז בתשואת אג"ח ממשלתית צמודה מקבילה	(392)	(635)
עלייה לכל 1 מיליארד ש"ח בהיקף הגיוס הלא סחיר	40	77

מטרת אומדן זה לתת גילוי להיקף הסבסוד הגלום בהנפקת איגרות חוב מיועדות בהתאם לנתונים הידועים ליום עריכת האומדן. אומדן זה עשוי להשתנות באופן מהותי בשל הרגישות הגבוהה של התחזית לתשואות בשוק ההון, לשינויים בעקום התשואות של איגרות חוב ממשלתיות, להיקף הצבירה נטו של הקרנות ולשינויים בתיק הנכסים של קרנות הפנסיה.

תקציב הגמלאות והפיצויים

הצעת תקציב הגמלאות והפיצויים לשנת הכספים 2017 (סעיף 12) מסתכמת בכ-16.7 מיליארד ש״ח, מהם כ-16 מיליארד ש״ח בהוצאה נטו וכ-731 מיליון ש״ח בהוצאה מותנית בהכנסה.

סך תשלומי הגמלאות לשנת הכספים 2017, כולל תשלומי גמלאות בגין שוטרים, סוהרים, משרתי קבע ועובדי מערכת הביטחון, עומד על 28.5 מיליארד ש״ח, מהם כ-27.7 מיליארד ש״ח בהוצאה נטו, וכ-806 מיליון ש״ח בהוצאה מותנית בהכנסה.

הצעת תקציב הגמלאות והפיצויים לשנת הכספים 2018 (סעיף 12) מסתכמת בכ-17.4 מיליארד ש״ח, מהם כ-16.6 מיליארד ש״ח בהוצאה נטו, וכ-778 מיליון ש״ח בהוצאה מותנית בהכנסה.

סך תשלומי הגמלאות לשנת הכספים 2018, כולל תשלומי גמלאות בגין שוטרים, סוהרים, משרתי קבע ועובדי מערכת הביטחון, עומד על 29.2 מיליארד ש״ח, מהם כ-28.4 מיליארד ש״ח בהוצאה נטו, וכ-858 מיליון ש״ח בהוצאה מותנית בהכנסה.

החבות האקטוארית החשבונאית של המדינה בגין הגמלאים ועובדי המדינה הפעילים, לרבות משרתי הקבע, שוטרים, סוהרים ועובדי הוראה, עמדה בסוף שנת 2014 על כ-648 מיליארד ש״ח בערך הנוכחי.

התרשימים שלהלן מדגימים את תזרים התשלומים הצפוי בגין גמלאי שירות המדינה ובגין גמלאים ועובדי מדינה פעילים בפנסיה תקציבית וכן בפנסיה צוברת.

תשלומי הפנסיה הצפויים לעובדי המדינה כאחוז מהתוצר

פנסיה תקציבית
פנסיה צוברת
סך הכול
4.500%
4.000%
3.500%
3.000%
2.500%
2.000%
1.500%
1.000%
0.500%
0.000%
2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043 2044 2045 2046 2047 2048 2049 2050 2051 2052 2053 2054 2055 2056 2057 2058 2059

תשלומי הפנסיה הצפויים לעובדי המדינה במחירים קבועים


פנסיה תקציבית
פנסיה צוברת
סך הכול
70,000,000,000
60,000,000,000
50,000,000,000
40,000,000,000
30,000,000,000
20,000,000,000
10,000,000,000
-
2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043 2044 2045 2046 2047 2048 2049 2050 2051 2052 2053 2054 2055 2056 2057 2058 2059

מקור: משרד האוצר

בנוסף, התרשים שלהלן מדגים את התפתחות תקציב הגמלאות הרב-שנתי בתשלומי הגמלאות בשנים האחרונות (ברוטו, מיליארד ש״ח):

התפתחות תקציב הגמלאות

עובדי מדינה, עובדי הוראה ונושאי משרה
המשטרה והשב״ס
ביטחון

25,000
20,000
15,000
10,000
5,000
-

2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018

מקור: משרד האוצר

תשלומי גמלאות בסעיף 12

בסעיף זה מתוקצבים תשלומי הקצבאות בהסדרי הפנסיה התקציבית המשולמים מאוצר המדינה בהתאם להוראות הדין ולהסדרים עם תאגידים שהוקמו בחוק ועם חברות ממשלתיות. בדיקת הזכאות ואישור גובה הגִמלה נעשים על ידי מנהלת הגמלאות באגף החשב הכללי.

החל משנת 2005 מתוקצבים בסעיף הגמלאות, מלבד תשלומי הפנסיה התקציבית גם הנושאים האלה: סיוע ממשלתי לקרנות הפנסיה הוותיקות שבהסדר לפי פרק ז׳1 לחוק הפיקוח על השירותים הפיננסיים (ביטוח), התשמ״א-1981 (להלן ״חוק הביטוח״), מימון התחייבות המדינה בגין העלאת גיל הפרישה מעבודה וסיוע ממשלתי לקרנות הפנסיה הוותיקות שאינן נמנות על קרנות הפנסיה שבהסדר, בשל הקטנת היקף אגרות החוב המיועדות.

מספר מקבלי הגמלאות ממִנהלת הגמלאות (גמלאים ושארים)

בשנים 2004—2014 ללא מערכת הביטחון, השוטרים והסוהרים

2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
76,137	79,342	82,304	83,931	85,831	88,385	91,133	93,282	96,046	97,518

מהנתונים שלעיל ניתן לראות גידול שנתי ממוצע של כ-2,000 גמלאים ושארים. יצוין כי גמלאי שירות המדינה פורשים הן מתוקף הגעה לגיל פרישה והן מתוקף פרישה מוקדמת, כפי שהיא מתאפשרת על ידי חוק שירות המדינה גמלאות. לעובדי ההוראה מותרת מדי שנה מכסת פרישה מוקדמת. פורשים אלה, הנמנים על האוכלוסייה שלעיל, מגדילים את מספר הפורשים מעבר לפורשים בפרישה טבעית. גורם נוסף התורם להגדלת פרישות עובדים הוא תכניות פרישה (ממוקדות ורוחביות). הגידול השנתי הממוצע צפוי להישאר על כנו בשנים הקרובות ולהגיע לשיא בשנת 2036 לערך. בשנה זו צפוי גם שיא ההוצאה על תשלומי גמלאות פנסיה תקציבית לעובדי מדינה ולעובדי הוראה.

המעבר מפנסיה תקציבית לפנסיה צוברת

בחודש מארס 1999 נחתם הסכם בין הממשלה, הרשויות המקומיות, האוניברסיטאות ותאגידים נוספים לבין הסתדרות העובדים הכללית החדשה. לפי ההסכם, עובדים חדשים בשירות הממשלתי והציבורי יבוטחו בפנסיה צוברת במקום בפנסיה התקציבית שהייתה נהוגה עד אז. בחודש יולי 2001 נחתם הסכם בין הסתדרות העובדים הכללית החדשה לבין מרכז השלטון המקומי ושלוש הערים הגדולות, אשר קבע כי החל מיום 1 בנובמבר 2001 עובדים חדשים ברשויות המקומיות יבוטחו בפנסיה צוברת. בחוק ההסדרים במשק המדינה לשנת 2002, תוקן חוק הגמלאות, ובעקבות זאת ניתן יהיה ליישם את ההסכם שנחתם במארס 1999 גם לגבי עובדי המדינה. יישום ההסכם החל ביום 1 באפריל 2004.

במסגרת חוק ההסדרים במשק המדינה לשנת 1999 תוקן חוק הגמלאות לנושאי משרה ברשויות השלטון. לפי תיקון החוק בוטלה הזכאות לגמלאות מאוצר המדינה של נשיא המדינה, חברי כנסת, שרים, שופטים, דיינים, קאדים, רבנים ראשיים, מבקר המדינה, נגיד בנק ישראל ומשנהו, שהחלו בכהונתם לאחר יום 15 במאי 1998. על פי תיקון החוק זכויותיהם לגמלאות יבוטחו במסגרת קרן פנסיה או קופת גמל לפי בחירתם.

ביום 15 בספטמבר 2003 החליטה הממשלה כי חיילים אשר התחייבו לשירות הקבע החל מיום 1 בינואר 2004, ייקלטו למסלול של פנסיה צוברת, החלטה שנקבעה כחוק בחוק המדיניות הכלכלית לשנת הכספים 2004.

הצמדת גמלאות הפנסיה התקציבית למדד המחירים לצרכן

ביום 14 ביולי 2009 התקבל בכנסת חוק ההתייעלות הכלכלית (תיקוני חקיקה ליישום התכנית הכלכלית לשנים 2009—2010), התשס"ט-2009. פרק ח' לחוק האמור כולל תיקוני חקיקה לחוק הגמלאות. עיקרו של הפרק הוא שינוי שיטת עדכון המשכורת הקובעת, כך שהיא תעודכן אחת לשנה בהתאם לשיעור עליית מדד המחירים לצרכן שמפרסמת הלשכה המרכזית לסטטיסטיקה. השיטה האמורה החליפה את השיטה שנהגה לפי חוק הגמלאות עד לאותו מועד,

ולפיה הקצבה תעודכן בהתאם לשינויים במשכורת הקובעת של עובד פעיל בדרגתו של הגמלאי ערב פרישתו. כמו כן נקבעו בסעיף 9א לחוק הגמלאות מספר תוספות לקצבה והן תשולמנה באופן שפורט באותו סעיף.

תיקון דומה הוחל במהלך שנת 2012 על גמלאי צבא הקבע במסגרת תיקון מס׳ 27 לחוק צבא הקבע (גמלאות) התשמ״ה-1985 התשע״ב-2012, על גמלאי המשטרה במסגרת תיקון מס׳ 52 לחוק שירות המדינה (גמלאות) התש״ל-1970, ועל גמלאי שירותי הביטחון בשנת 2015.

הסיוע לקרנות הפנסיה הוותיקות שבהסדר

לנוכח הגירעונות האקטואריים בקרנות הפנסיה הוותיקות הגירעוניות החליטה הממשלה ביום 25 במארס 2003 על גיבוש תכנית הבראה לקרנות הגירעוניות, שבמסגרתה יינתן סיוע ממשלתי בהיקפים כספיים חסרי תקדים.

ביום 29 במאי 2003 חוקקה הכנסת את פרק ז׳ 1 לחוק הביטוח במסגרת התכנית להבראת קרנות הפנסיה הוותיקות הגירעוניות. התכנית נועדה, כאמור, לטפל בגירעון האקטוארי של קרנות הפנסיה, כדי להביאן לאיזון אקטוארי באמצעות שינויים בזכויות ובחובות העמיתים ובמתן סיוע ממשלתי בסך של 78.3 מיליארד ש״ח במחירי ינואר 2003. סכום הסיוע הממשלתי צמוד למדד ונושא ריבית שנתית ראלית של 4 אחוזים, והוא שקול לסיוע של 131.4 מיליארד ש״ח במחירי ינואר 2012. בשנים 2017 ו-2018 צפוי הסיוע הישיר לקרנות הפנסיה הוותיקות שבהסדר לעמוד על 3.9 מיליארד ש״ח ועל 4.1 מיליארד ש״ח בהתאמה.

הסדר קרנות הפנסיה החזיר את הוודאות לעמיתי קרנות הפנסיה, הבטיח התנהלות ראויה בקרנות ושיקם את האמון במערכת החיסכון הפנסיוני בישראל.

הסיוע לקרנות הפנסיה המאוזנות בגין ביטול אג״ח מיועדות

במקביל להסדר קרנות הפנסיה נעשה שינוי בהיקף אגרות החוב המיועדות המונפקות לקרנות ובסוג האג״ח המיועדות לכלל קרנות הפנסיה הוותיקות (הגירעוניות והמאוזנות), מאג״ח מיועדות מסוג ״מירון״ לאג״ח מיועדות מסוג ״ערד״.

מתוך מטרה לסייע לקרנות הפנסיה הוותיקות המאוזנות ובעקבות הפחתת שיעור התשואה על אגרות החוב המיועדות המונפקות, משרד האוצר מעביר לקרנות אלה סיוע בגובה הפער בין התשואה הראלית האפקטיבית של אגרות חוב מיועדות מסוג ״מירון״ לבין שיעור תשואה של 4 אחוזים על הנכסים החופשיים וכן מעניק סיוע בצורה של השלמת התשואה על אג״ח מסוג ״ערד״ לתשואת אג״ח מסוג ״מירון״.

חלק ד

הכנסות המדינה ממסים

תחזית ההתפתחויות המקרו-כלכליות והכנסות המדינה בשנות הכספים 2017 ו-2018

תחזית הטבות המס לשנות הכספים 2017 ו-2018

תחזית ההתפתחויות המקרו-כלכליות והכנסות המדינה בשנות הכספים 2017 ו-2018

עיקרים

פרק זה מפרט את התחזיות לצמיחת התוצר בישראל ורכיביו, מצרפי שוק העבודה, מחירים וצפי להכנסות הממשלה. הנחת הבסיס ששימשה לעריכת התחזית המקרו-כלכלית היא המשך ההתאוששות בקצב איטי של המשקים המפותחים, היעדר משבר משמעותי במדינות מפותחות או בשווקי ההון וההנחה כי התפתחות הייצוא הישראלי תשוב לשקף את המגמות הגלובליות. התחזית לשנות הכספים 2017 ו-2018 צופה קצב צמיחה נמוך במעט מהפוטנציאל בטווח הקצר (2.7 ו-2.8 אחוזים בהתאמה). זאת, לנוכח החולשה בסביבת הצמיחה הגלובלית, אשר באה לידי ביטוי בשחיקה המתמשכת הן של התחזיות לגידול בסחר העולמי והן של קצבי הצמיחה החזויים של המשקים המובילים. במקביל, התממשות הסיכונים הגלובליים (כגון "ברקזיט") תורמים להמשך חוסר הוודאות, המשפיע על השווקים הפיננסיים ועל הפעילות הראלית (בעיקר על השקעות בנכסים קבועים). בדומה לשנים האחרונות, הצמיחה תובל בעיקר על ידי גידול בצריכה הפרטית לצד התאוששות הדרגתית בהשקעות (כולל השקעות בעלות אופי חד-פעמי). הגידול המואץ בשכר יתמתן בהדרגה ותחול התכנסות בין קצב גידול השכר לצמיחת התוצר לעובד. עם זאת, לאורך תהליך ההתכנסות הצפוי להסתיים בשנת 2019, קצב גידול השכר יהיה גבוה משיעור הצמיחה של התוצר לעובד והפער יצטמצם בהדרגה.

בצד ההכנסות, היקף גביית המסים צפוי לצמוח בשנות הכספים 2017 ו-2018 בקצב נורמטיבי, שהוא מעט מעבר לקצב התרחבות התוצר. זאת לאחר שבשנת 2015 גדל היקף הכנסות המדינה ממסים בשיעור גבוה יותר מפי שניים מקצב הצמיחה במשק. הגמישות החריגה נמשכה גם במחצית הראשונה של 2016, לאור הגידול בהכנסות ממסים ישירים, בעיקר במס החברות ובניכויי שכר. במקביל, גם ההכנסות ממיסוי עקיף היו גבוהות עקב הגידול בצריכה הפרטית, במיוחד הזינוק ברכישת כלי רכב. תחזית הגבייה ממסים משקפת את הרכב הצמיחה החזוי שהוא עתיר מיסוי (בעיקר ברכיב הצריכה הפרטית) ואת המשך רמת התעסוקה הקרובה למלאה. ההכנסות האחרות צפויות להמשיך לצמוח בשנות הכספים 2017 ו-2018 בקצב דומה לזה שבשנים הקודמות, לאחר עלייה משמעותית ב- 2016 שמקורה בשינוי שיטת הרישום של הכנסות המוסד לביטוח לאומי (עם זאת, שינוי ראשוני נוסף צפוי לצמצם את ההכנסות האחרות בפועל). נטל הכנסות הממשלה צפוי לשמור על יציבות לאורך שנות התחזית. תחזית ההכנסות נגזרת משילוב של תחזית ההכנסות המוצגת בחלק ה' בתוספת הערכת השפעת הצעדים המתוכננים על הגבייה המפורטת בחלק ו'.

אופק התחזית הארוך מחייב בחינה של נקודות מפנה מהתרחיש המרכזי. הפרק מתייחס לשלושה תרחישים חליפיים: קיפאון בייצוא הסחורות, חולשה בשוק העבודה ונסיגה בשווקי ההון, ומציג את השפעתם על תחזית הצמיחה והכנסות הממשלה. כמו כן, הפרק כולל שני נושאים פרטניים: ניתוח השפעת הירידה במחירי הנפט על הצמיחה, האינפלציה והכנסות המדינה ותמצית נוהל הכנת התחזיות שגובש במשרד האוצר בעקבות דוח מבקר המדינה בנושא.

רקע

פרק זה מפרט את תחזיות משרד האוצר למשתנים מקרו-כלכליים, כגון: צמיחת התוצר, שוק העבודה, השינוי במחירים, הכנסות המדינה ממסים וההכנסות האחרות, המשמשות לבניית התקציב בשנות הכספים 2017 ו-2018. לפרק חמישה חלקים: חלק א' מתאר בקצרה את המתודולוגיה לבניית התחזיות ובוחן את התחזיות שעמדו בבסיס התקציב לשנים 2015–2016

בהשוואה להתפתחויות בפועל; חלק ב׳ מציג את ההנחות המרכזיות לתחזיות המקרו-כלכליות העומדות בבסיס התקציב לשנים 2017 ו-2018; חלק ג׳ מציג את התחזיות המקרו-כלכליות; חלק ד׳ מפרט את הסיכונים לתחזיות ומציג תרחישי התפתחות חלופיים; חלק ה׳ מציג את התחזיות להכנסות המדינה ממסים לשנות הכספים 2017 ו-2018 וחלק ו׳ מציג את צעדי המדיניות בצד ההכנסות אשר צפויים להשפיע על היקף גביית המסים.

חלק א׳: המתודולוגיה לבניית התחזיות והשוואה של התחזיות בבסיס התקציב לשנות התקציב 2015–2016 להתפתחויות בפועל ולתחזיות עדכניות

לצורך בניית התחזיות, אגף הכלכלן הראשי פיתח ארבעה מודלים אקונומטריים, כלהלן:

- מודל חיזוי למדד המחירים לצרכן
- מודל חיזוי לתוצר, לרכיביו ולמצרפי שוק העבודה
- מודל לחיזוי הכנסות הממשלה ממסים ומאגרות
- מודל לחיזוי הכנסות אחרות של הממשלה.

המודלים משתמשים בבסיס נתונים משותף ומניחים הנחות דומות לגבי משתנים אקסוגניים. התחזיות המתקבלות משני המודלים הראשונים משמשות לחיזוי ההכנסות ממסים ומאגרות ולחיזוי ההכנסות האחרות, תוך ביצוע התאמות במקרים של שינויים משמעותיים במצב הביטחוני, אירועים כלכליים שאינם נכללים במודל החיזוי, שינויי חקיקה המשפיעים על הפעילות הכלכלית וכדי.

לוח 1 משווה בין התחזיות שעמדו בבסיס התקציב לשנים 2015–2016, לבין הנתונים בפועל בשנת 2015 ותחזית עדכנית לשנת 2016. התחזיות לתקציב 2015–2016 הוכנו בספטמבר 2015. הדיוק במרבית התחזיות לגבי שנת 2015 משקף את אופק התחזית הקצר יחסית ואת ההתחשבות בשינוי המגמה שחל בשנה זו, בהקשר של התפתחות השכר במשק. ההאצה בגידול בשכר, מעבר לגידול בפריון העבודה מהווה תיקון לשנים 2008–2011 שבהן נרשמה מגמה הפוכה, הנובעת גם מהשפעת הגדלת שכר המינימום ומרמת התעסוקה הגבוהה. הגידול בשכר, כצפוי, השפיע חיובית על הצריכה הפרטית ועל הכנסות המדינה (מסים ישירים, עקיפים והכנסות הביטוח הלאומי).

בתוך כך, קצב הצמיחה בשנת 2015 עמד על 2.5 אחוזים (ב-16 באוגוסט פרסמה הלמ״ס עדכון לגבי שיטת המדידה של התוצר, שהוביל לגידול בתוצר הנומינלי הנמדד) והוא היה דומה לתחזית התקציב לשנים 2015–2016 (2.6 אחוזים). שיעורי הגידול בתעסוקה ובשכר היו דומים אף הם, ויחד תרמו לכך שהכנסות המדינה ממסים ומאגרות היו קרובות מאוד לתחזית התקציב (268.2 מיליארד ש״ח לעומת 267.7 מיליארד ש״ח). היקף ההכנסות ממסים רשם בשנה זו גידול חריג ביחס לקצב צמיחת התוצר. הגידול נבע במידה רבה מעליית השכר במשק, שתרמה לגידול בהכנסות ממסים ישירים וכן ממסים עקיפים (באמצעות הגדלת הצריכה הפרטית). מנגד, פער מסוים נרשם בקצב הגידול של מחירי התוצר, כאשר הגידול בפועל (2.6 אחוזים) היה גבוה מהחזוי (1.7 אחוז). הגידול המהיר במחירי התוצר הוא תוצאה של הוזלת תשומות מיובאות, בדגש על מחירי הנפט. הכנסות אחרות הסתכמו ב-31.7 מיליארד ש״ח, 1.8 מיליארד ש״ח מעל תחזית התקציב. הגידול בהכנסות האחרות ביחס לתחזית מקורו בעיקר בפיצוי חד-פעמי בהיקף של כמיליארד ש״ח למוסד לביטוח לאומי (בגין הגירעון בסעיף דמי אבטלה) ובטעות הנובעת מהתנודתיות המשמעותית בהכנסות בסעיף זה.

קצב הצמיחה החזוי בשנת 2016 עומד על 2.5 אחוזים. קצב הצמיחה הושפע חיובית מהמשך הגידול המהיר בצריכה הפרטית, כאשר הגידול בייצוא נתמך בהתרחבות ייצוא השירותים ומנגד התכווצות בייצוא הסחורות. הצריכה הציבורית צפויה לצמוח בשיעור מעט גבוה מקצב צמיחת התוצר. **חשוב להדגיש כי התחזית נערכה לפני השינוי בשיטת המדידה של התוצר שפורסמה על ידי הלמ"ס ב-16 באוגוסט**. השינוי בשיטת המדידה לצד עדכון של נתוני התוצר בפועל, צפויים להוביל לכך שהצמיחה בשנת 2016 (בהתאם להגדרות החדשות) תהיה גבוהה במידה מסוימת ביחס לתחזית התקציב.

הכנסות המדינה ממסים ומאגרות הסתכמו במחצית הראשונה של 2016 ב-142.3 מיליארד ש"ח, גידול ראלי של 6.4 אחוזים לעומת המחצית הראשונה אשתקד (יש לזכור כי במהלך תקופה זו בוצעו הורדות שיעורי המס, ולכן בניכוי ההורדות הגידול בהכנסות גבוה אף יותר, ראה לוח 11). בתוך כך, ההכנסות ממסים ישירים עלו ב-8.4 אחוזים, וההכנסות ממסים עקיפים עלו ב-4.4 אחוזים.

בתוך כך, תחזית הכנסות המדינה ממסים ומאגרות לשנת 2016 עודכנה כלפי מעלה, בשל הגידול בגבייה בפועל במחצית הראשונה של שנת 2016 וכן בשל עדכון כלפי מעלה של התחזית לגידול מצרפי שוק העבודה והצריכה הפרטית. במקביל, תחזית ההכנסות האחרות העדכנית נותרה כמעט ללא שינוי.

תהליך הכנת התקציב מחייב גיבוש תחזיות מקרו-כלכליות וצפי להכנסות המדינה כבר בשלב מוקדם, שכן יכולת העדכון של התחזית לאינדיקטורים המרכזיים במהלך חודשי העבודה על התקציב מוגבלת. התחזית המוצגת בפרק זה ומשמשת לקביעת מסגרות התקציב לשנים 2017 ו-2018 נערכה באוגוסט 2016.

לוח 1: תחזיות התקציב לשנים 2015–2016

(בהשוואה לנתונים שפורסמו לגבי שנת 2015 ותחזיות מעודכנות לשנת 2016)

	2015		2016	
	תחזית התקציב	בפועל	תחזית התקציב	בפועל
צמיחה (ב-%)	2.6	2.5	2.9	2.5
השינוי במחירי התוצר (ב-%)*	1.7	2.6	1.2	0.9
תוצר נומינלי (מיליארדי ש"ח)*	1,141	1,150	1,188	1,190
מדד מחירים לצרכן (ב-%)	-0.5	-0.6	0.7	-0.4
הגידול בשכר (ב-%)	2.9	2.9	1.8	3.0
הגידול במועסקים (ב-%)	2.2	2.5	1.7	2.2
בלתי מועסקים (ב-% מהמשתתפים)	5.1	5.3	5.1	4.8
גביית מסים (במיליארדי ש"ח)	267.7	268.2	277.3	282.5
הכנסות אחרות (במיליארדי ש"ח)	29.9	31.7	35.0	35.1

* בהתאם להגדרת התוצר לפיה נערכה התחזית. נזכיר כי באוגוסט 2016 (לאחר מועד עריכת התחזית) שינתה הלמ"ס את שיטת החישוב של התוצר.

חלק ב': הנחות המודלים ונושאים רלוונטיים לתחזית

בהיותה משק קטן ופתוח, ישראל מושפעת מההתפתחויות בזירה הגלובלית. הבולטות והמשפיעות הן הצמיחה בארה״ב וההתפתחויות בסחר העולמי. התחזיות להתפתחויות אלו מבוססות במידה רבה על פרסומים של גופים כלכליים מובילים, אשר רובם מדגישים כי הסיכונים לתחזיותיהם מוטים כלפי מטה. בעקבות זאת, חלק ד' מציג תרחיש שבו התחזיות הגלובליות להתאוששות בפעילות הכלכלית אינן מתממשות ואת הסטייה מתחזיות הצמיחה וההכנסות שתיווצר בתחזית בתרחיש זה.

אינדיקטורים עולמיים רלוונטיים

הנחות המודל לגבי הסביבה העולמית מתבססות על תחזיות קרן המטבע הבינלאומית, תוך התאמות. התחזית העדכנית של הקרן, ששימשה להערכת התחזית המוצגת בפרק זה, פורסמה ביולי 2016. במסגרת התחזית חל עדכון כלפי מטה בסחר העולמי, זאת בהמשך לעדכון המתמשך של תחזיות הסחר העולמי כלפי מטה בשנים האחרונות (ראה תרשים 1 להלן). העדכונים המשמעותיים והתדירים בתחזית, שרובם ככולם הם כלפי מטה, מחייבים לקיחת מרווח ביטחון לעומת תחזיות אלו, במיוחד לגבי הטווח הבינוני. בהתאם לכך, ההנחה במודל היא כי היקף הסחר העולמי במהלך שנת 2016 ימשיך להתרחב בקצב נמוך בהשוואה לשנים האחרונות (בשיעור של 1.5 אחוז). בשנת 2017 התחזית מניחה כי הסחר העולמי יצמח ב-2.8 אחוזים (לעומת תחזית הקרן להתרחבות של 3.9 אחוזים) וההנחה לגבי שנת 2018 היא גידול של 3.0 אחוזים (בהשוואה לתחזית קרן המטבע של 4.1 אחוזים).

תרשים 1: תחזיות הגידול בסחר העולמי, 2014–2017


8%
7%
6%
5%
4%
3%
2%
1%
0%
ממוצע ארוך טווח לפני המשבר 6.9%
2011
2012
2013
בפועל
2011
2012
2013
2014
בפועל
2011
2012
2013
2014
2015
2016
2012
2013
2014
2015
2016
2014
2015
2016
2017

מקור: קרן המטבע, BEA.

התרשים מציג את התחזיות לגידול הסחר העולמי של קרן המטבע במועדי פרסום שונים. ניתן לראות כי בשנים האחרונות חל עדכון מתמיד כלפי מטה בתחזיות לגידול הסחר העולמי, מרמה של כ-7 אחוזים (הדומה לקצב ההתרחבות לפני המשבר) אל מתחת לרף ה-3 אחוזים בשנים האחרונות.

בתוך כך, ההנחה במודל היא כי כלכלת ארה"ב תצמח בשנת 2016 ב-1.8 אחוזים ובשנים 2017–2018 בשיעור של 2.0 ו-2.1 אחוזים בהתאמה. הנחות אלו נמוכות במעט ביחס לתחזיות עדכניות של הגופים הבין-לאומיים המובילים (בחודשים ספטמבר-אוקטובר 2016, קרן המטבע הבינלאומית וארגון ה-OECD הורידו את התחזיות לצמיחת ארה"ב, כך שכעת ההנחות במודל דומות לתחזיות הגופים). בנוסף, המודל מניח כי רמות מחירי הנפט יעלו בהדרגה בהמשך להתאוששות שנרשמה במהלך הרבעון השני (על רקע האטה בקצב ההפקה וצמצום בעודפי ההיצע).

תרשים 2 : הצמיחה בארה"ב ומחירי הנפט

(שיעורי שינוי שנתיים ודולרים לחבית)


4%
3%
2%
1%
0%
-1%
-2%
-3%
-4%
120
100
80
60
40
20
2.9%
2.5%
1.6%
2.2%
1.7%
2.4%
2.4%
2.2%
2.5%
-2.8%
ממוצע 95-08
2009
2010
2011
2012
2013
2014
2015
2016*
2017*
תמ"ג ארה"ב (ציר שמאלי)
מחירי הנפט (ציר ימני)

מקור : קרן המטבע, BEA.

גורמים מקומיים

מודל התחזיות משתמש בשלושה אינדיקטורים מרכזיים המשפיעים על הביקושים המקומיים : מדדי המניות (ת"א 100 ונאסד"ק), שערי החליפין ושערי הריבית. על פי הנחת המודל יעלו מדדי המניות בקצב שנתי של 5 אחוזים (החל מחודש אוגוסט) ; שערי החליפין ינועו סביב רמתם בחודשים האחרונים ; וריבית בנק ישראל תישאר ללא שינוי במהלך שנת 2016 ותחל לעלות במהלך שנת 2017.

שוק העבודה

בשוק העבודה, התחזית נסמכת על התחזיות הדמוגרפיות של הלמ״ס לחיזוי כוח העבודה (אוכלוסייה בגיל 15+). בהכנת התחזית בוצע תיקון לתחזיות הלמ״ס, מכיוון שאלה אינן כוללות זרמי עלייה התורמים לגידול האוכלוסייה.

הפקת הגז ממאגר ״תמר״

במארס 2013 החלה הפקת גז ממאגר ״תמר״ בהיקף שנתי של כ-BCM 6.5. היקף ההפקה עלה בשנת 2014 ל-BCM 7.6, וצפוי להתרחב עוד (בקצב מעט איטי יותר) במהלך השנים 2015–2016. הלמ״ס טרם פרסמה מתודולוגיה לחישוב תרומת הגז לתוצר. על פי ההערכה העומדת בבסיס התחזית, ההפקה תרמה כ-0.3 נקודת אחוז לצמיחה בשנת 2014 והייתה צפויה לתרום כ-0.1 נקודת אחוז לצמיחה בשנים 2015–2016. לאחר מכן, התרומה לצמיחת התוצר בשנות התקציב 2017 ו-2018 תהיה זניחה (מדובר בתרומה לצמיחה בלבד. תרומת מגזר הגז לתוצר תעמוד בשנת 2016 על 1-0.7 אחוזי תוצר) והיא תושפע מגידול בהפקת הגז, זאת עד למועד תחילת הפקת הגז משדה ״לוויתן״.

השפעת הפקת הגז על הכנסות המדינה באה לידי ביטוי בשלושה ערוצים: מס ייסף (שהוטל בעקבות ועדת ששינסקי), מס חברות ״רגיל״ (שחל על השותפות בהפקה) ותמלוגים. ניתוח של עלויות הקמת התשתית העלה כי למדינה לא צפויות הכנסות בהיקף משמעותי ממס ייסף במהלך תקופת התקציב. בהמשך לבדיקה שנערכה ברשות המסים, הפקת הגז צפויה להניב הכנסות ממס חברות של מספר מאות מיליוני ש״ח מדי שנה, ועל פי אומדן האוצר היקף התמלוגים יהיה מעט נמוך ממיליארד ש״ח לשנה.

פער תוצר

תרשים 3: השוואה בין-לאומית של פער התוצר בשנת 2016 (באחוזים)

מקור: תחזית ה-OECD.

לאחר המשבר הגלובלי מרבית המשקים המפותחים נמצאים עדיין בפער תוצר משמעותי המשתקף בשיעורי אבטלה גבוהים, כלומר רמת התוצר הנוכחית בהם נמוכה מהפוטנציאל. במהלך תקופת ההתאוששות, צמצמו ארה"ב ומספר משקים מפותחים נוספים את פער התוצר, כך שהרמה החזויה בשנת 2016 אינה רחוקה (כבעבר) מרמת פעילות נורמטיבית. בישראל המצב היה שונה באופן ניכר, אך שיעורי הצמיחה המתונים בשנים האחרונות הובילו ליצירת פער תוצר המתקרב לרמה הממוצעת במדינות ה-OECD. חשוב לציין כי נתון פער תוצר זה אינו עולה בקנה אחד עם נתוני התעסוקה, שלפיהם המשק קרוב לתעסוקה מלאה. הדבר מעורר חשש בדבר התאמה אפשרית בשוק העבודה, כפי שמוצג בפירוט בפרק ניתוח הסיכונים.

מגמות מקרו-כלכליות בישראל

בשנת 2015 צמח המשק בקצב של 2.5 אחוזים, בדומה לקצב הצמיחה החזוי לשנה זו בתקציב 2015–2016. קצב הצמיחה הושפע מנסיגה בהיקף הייצוא ומקיפאון בהשקעות, ומנגד הצריכה הפרטית והצריכה הציבורית תמכו בהגדלת השימושים. יצוין כי מחירי התוצר גדלו בשנה זו ב-2.6 אחוזים וסך התוצר הנומינלי התרחב ביותר מ-5 אחוזים. כפי שיוצג בהמשך הפרק (ראה הרחבה בעניין "השפעת הירידה במחירי הנפט על כלכלת ישראל"), ירידת מחירי הנפט הוזילה עלויות של המגזר העסקי וחלק מרכיבי הצריכה הפרטית, ובכך תרמה לרווחיות חברות (שנהנו גם מעלויות מימון נמוכות) וליכולת הצרכנים להגדיל כמותית את הצריכה מבלי לפגוע בשיעור החיסכון.

בחודש אוגוסט 2016 עדכנה הלשכה המרכזית לסטטיסטיקה את שיטת החישוב של נתוני החשבונות הלאומיים ופרסמה את הנתון לגבי הצמיחה ברבעון השני של 2016. כתוצאה מכך, התוצר הנומינלי לשנת 2015 עלה ל- 1,164 טריליון ש"ח (תוספת של 13.4 מיליארד ש"ח לעומת העדכון הקודם). בתוך כך, מרבית העדכון מקורו בתיקון כלפי מעלה של היקף ההשקעות לשנה זו, בעיקר על רקע הגדלת היקף ההשקעות בבנייה ובגידול בצריכה הציבורית (על רקע שינוי מתודולוגי אשר כלל הוספת הפעילות של רשות מקרקעי ישראל כרכיב בצריכה הציבורית). במקביל, קצב הצמיחה הראלי של השנים האחרונות התעדכן אף הוא כלפי מעלה, ובחלק מהרבעונים חלו עדכונים משמעותיים בקצב הצמיחה (ראה תרשים 4).

תרשים 4: קצב צמיחת התוצר

צמיחה רבעונית בקצב שנתי במונחים מנוכי עונתיות.

מקור: הלמ״ס, עיבודי אגף הכלכלן הראשי; הנתונים השנתיים מבוססים על העדכון האחרון (שפורסם באוגוסט 2016).

קצב הצמיחה במחצית הראשונה של 2016 הושפע מהמשך הגידול המהיר בצריכה הפרטית ומהתאוששות בהשקעות. הגידול **בצריכה הפרטית** נתמך בהמשך עליית השכר והתעסוקה במשק, בריבית נמוכה ובקצב האינפלציה שנותר שלילי. בתוך כך חלה עלייה ברכישות בכרטיסי אשראי וביבוא מוצרי צריכה (בלטה העלייה בייבוא מכוניות, ראה תרשים 15 בהמשך) לצד הגידול בגביית מסים עקיפים.

בנוסף, במחצית הראשונה של 2016 נרשמה התאוששות **בהשקעות** בנכסים קבועים, בעיקר בשל צמיחה בקצב מהיר יחסית ברבעון השני, שבמהלכו חל גידול בייבוא מכוניות לליסינג וגידול מסוים בייבוא מכונות וציוד. מנגד נמשכה הירידה בהתחלות בנייה (הנתונים לרבעון השני של 2016 טרם פורסמו ומבוססים על אומדן מוקדם של אגף הכלכלן הראשי).

ברבעון הראשון של השנה נרשמה התכווצות **בצריכה הציבורית**, אולם זו שיקפה את הגדלת הצריכה הציבורית ברבעון הרביעי של שנת 2015, וברבעון השני כבר נרשמה חזרה לקצב צמיחה נורמטיבי.

מנגד, במחצית הראשונה של השנה נמשכה חולשה **בייצוא הסחורות**, הממוקדת במספר ענפים מרכזיים במיוחד רכיבים אלקטרוניים וכימיקלים, שהשפיעה שלילית על קצב הצמיחה. נתונים חלקיים לגבי **ייצוא השירותים** במחצית הראשונה, מצביעים על עלייה חדה בייצוא שירותים עסקיים אחרים, לרוב של ענפי ההי-טק, לצד התאוששות הדרגתית בתיירות

הנכנסת. בעקבות עדכון בנתוני ייצוא השירותים בשנת 2015, הנתון המעודכן מצביע על קיפאון בתחום בהשוואה להתכוונות של כ-3 אחוזים בפרסום הקודם. המשמעות היא שקצב הצמיחה של התוצר בשנת 2015 עשוי להתעדכן כלפי מעלה (אם יבוצע העדכון בתוצר של שנת 2015, הוא עשוי להשפיע השפעת קצה על קצב הצמיחה בשנת 2016). באופן דומה, העדכון לגבי ייצוא השירותים צפוי לתרום לצמיחה גם בשנת 2016. כמו כן, עליית מחירי הנפט וסחורות נוספות מייקרת את ייבוא התשומות של המשק והיא צפויה לצמצם את עודף הייצוא נטו, שהגיע לשיאו בשנת 2015, ולצמצם את העלייה במדד מחירי התוצר.

בשנים האחרונות חל שיפור משמעותי **בשוק העבודה**, כאשר מספר המועסקים צמח מעבר לגידול באוכלוסייה בגילאי העבודה במשק. כתוצאה מכך חלה ירידה משמעותית בשיעור האבטלה ושיפור ניכר בשיעור ההשתתפות. מנגד בשנים 2012–2010 עלה השכר בקצב איטי בהשוואה לזה של הגידול בתוצר לנפש. החל משנת 2014 חל היפוך מגמה, והשכר החל לגדול בקצב מהיר וגבוה מקצב הגידול של התוצר לעובד. האצה זו היא, בין היתר, תוצאה של יישום צעדי מדיניות (העלאת שכר המינימום, ועדכון הסכמי השכר במגזר הציבורי), של רמת השיא בתעסוקה ופער שנוצר בין השנים 2018–2011 (ראה תרשים 5). בתוך כך, בשנת 2015 גדל השכר למשרת שכיר ב-3.0 אחוזים (במחירים קבועים), ומנגד לא נרשם גידול בפריון העבודה (הן התוצר והן מספר המועסקים צמחו ב-2.5 אחוזים).

תרשים 5 : הגידול בשכר ותוצר לשעת העבודה

שכר —— תמ"ג לשעת עבודה - - -

הגידול בשכר **גבוה** מהגידול בפריון

הגידול בשכר **נמוך** מהגידול בפריון

4%, 3%, 2%, 1%, 0%, -1%, -2%, -3%

2008, 2009, 2010, 2011, 2012, 2013, 2014, 2015

מקור : הלמ"ס

חלק ג׳: תחזיות צמיחה, תעסוקה ואינפלציה

תחזית הצמיחה לשנת 2016 עומדת על 2.5 אחוזים. בתוך כך, אומדן הצמיחה לרבעון הראשון (שפורסם לאחר מועד גיבוש התחזית) הצביע על חולשה. עם זאת, הרכב הצמיחה ברבעון הראשון היה חיובי יחסית: המשך עלייה בהשקעות וגידול בצריכה הפרטית. הירידה בהוצאה הציבורית משקפת חזרה לתוואי הוצאה נורמטיבי לאחר השיא שנרשם ברבעון הרביעי של שנת 2015. החולשה המתמשכת בייצוא מחייבת צעדים להגברת תחרותיות במשק, בעיקר בסביבה גלובלית המאופיינת בקצב צמיחה איטי יחסית. התחזית צופה כי קצב הצמיחה בשנים 2017 ו-2018 יעמוד על 2.7 אחוזים ו-2.8 אחוזים בהתאמה. התוצר לנפש יתרחב בכאחוז מדי שנה.

קצבי צמיחה אלו משקפים את הצפי להמשך הגידול בצריכה הפרטית, הצפוי להוביל את הצמיחה בתקופת התקציב המתגבש. הצריכה הציבורית צפויה להתאושש בהדרגה לאחר תיקון שחל ברבעון הראשון של 2016. התחזיות המוצגות מבוססות על הנחות תרחיש בסיס לגבי ההתפתחויות בכלכלה הגלובלית ובמשק הישראלי, שלפיהן תימשך ההתאוששות הגלובלית, שתוביל להתאוששות הייצוא הישראלי. שווקי ההון ימשיכו לצמוח בקצב מתון, ללא משבר משמעותי. לבסוף, בתרחיש המרכזי, צעדי המדיניות בשוק העבודה לא יובילו לפגיעה בתעסוקה במגזר הציבורי. אופק התחזית הארוך מחייב בחינה של תרחישים אלטרנטיביים ושל השלכותיהם על הצמיחה, על התעסוקה ועל ההכנסות ממסים. ניתוח התרחישים האלטרנטיביים המוצג בחלק ד׳ ממחיש כי רוב הסיכונים לגבי תרחיש הבסיס הם לשלילה.

פירוט התחזית לגבי רכיבי התוצר

הצריכה הפרטית

הצריכה הפרטית צפויה להמשיך לתרום לקצב הצמיחה בשנות הכספים 2017 ו-2018 (ראה לוח 3). הגידול בצריכה הפרטית נתמך בגידול בנפח השכר, בקצבי אינפלציה נמוכים יחסית ובריבית הנמוכה. בנוסף, במקרה שמחירי הסחורות העולמיות יישארו ברמה נמוכה יחסית (גם אם מחירן יעלה בהשוואה לשפל שנרשם ברבעון הראשון של שנת 2016), הדבר יתרום לשימור בכוח הקנייה של הצרכנים. בתוך כך, הצריכה הפרטית צפויה לגדול ב-4.8 אחוזים בשנת 2016 ולהתרחב ב-3.3 אחוזים בשנת 2017 וב-3.1 אחוזים בשנת 2018.

הצריכה הציבורית

הצריכה הציבורית צפויה להמשיך ולהתרחב על רקע המשך מגמת הגידול בתעסוקה (ובשכר) במגזר הציבורי והגידול החד הצפוי בתקציב המשרדים החברתיים. בתוך כך, הצריכה הציבורית צפויה לצמוח ב-3.1 אחוזים בשנת 2016, ב-2.9 אחוזים ב-2017 וב-2.8 אחוזים ב-2018.

ההשקעות

הצורך **בהשקעות** במשק נגזר ממלאי ההון הקיים ומקצבי הצמיחה הצפויים. בשנים 2010–2012 חל גידול מהיר בהשקעות (כולל פרויקטים בעלי אופי חד-פעמי כגון הקמת תשתית הגז), שהוביל לגידול במלאי ההון ושחק את פריון ההון הממוצע. בשנים 2014–2015 חלה התכווצות בהשקעות, אך משקלן בתוצר נותר דומה לממוצע ארוך הטווח. בתוך כך, ההשקעות בבנייה הושפעו מחוסר הוודאות בענף מאז שנת 2012, וההנחה במודל היא שההשקעות בבנייה יתאוששו בהדרגה ויתרמו לקצב הצמיחה בעיקר בשנת 2018. תחזית הגידול בהשקעות בשנת 2016 הושפעה במידה רבה מגידול

ביבוא כלי תחבורה להשקעה. בשנות הכספים 2017 ו-2018 ההשקעות בנכסים קבועים צפויות להיות מושפעות משדרוג מפעל אינטל בקרית גת.

תרשים 6: ההשקעה בנכסים קבועים (אחוזי תוצר)

ממוצע לתקופה - 19.5%
יחס מינימלי - 17.2%
18.6%
20.0%
22%, 20%, 18%, 16%, 14%, 12%, 10%
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016* 2017* 2018*

הערה: היחס המינימלי, המסומן בתרשים כקו כחול כהה, מייצג את רמת ההשקעות המובילה לירידה ביחס מלאי הון גולמי לתוצר.

ייצוא וייבוא

ייצוא הסחורות והשירותים הציג חולשה משמעותית מאז שנת 2012, כאשר בשנת 2015 היקף הייצוא אף התכווץ ב-4.3 אחוזים. בתוך כך נרשמה התכווצות בייצוא הסחורות והיקף ייצוא השירותים נותר ללא שינוי. ייצוא הסחורות הישראלי הושפע מהיעדר התאוששות בסחר העולמי, משחיקה בתחרותיות של המגזר העסקי ומהתפתחויות פרטניות בשני ענפי הייצוא העיקריים.

כפי שמוצג בתרשים 1, תחזיות הסחר העולמי עודכנו בשנים האחרונות כלפי מטה באופן עקבי. בעקבות זאת, בגיבוש התחזיות לייצוא הסחורות הישראלי נלקח מקדם ביטחון על תחזיות של קרן המטבע לגבי ההתרחבות של הסחר העולמי. התחרות של המגזר העסקי בישראל מושפעת שלילית מצעדים בשוק העבודה (בהם העלאת שכר המינימום והעלאת השכר של עובדי המדינה), שתרמו לכך שהגידול בשכר בשנת 2015 ובמחצית הראשונה של 2016 היה גבוה משמעותית מהגידול בפריון. זאת, בתקופה שבה הואט קצב הגידול בעלות העבודה (ליחידת תוצר) בקרב מדינות ה-OECD האחרות. בשקלול המגמות, ייצוא הסחורות צפוי להתכווץ בשנת 2016 בכ-2.3 אחוזים ולשוב לצמוח בשנים 2017 ו-2018 בשיעורים מתונים של 2.0 ו-2.4 אחוזים בהתאמה.

ייצוא השירותים כולל נתח משמעותי של מגזר ההי-טק (ייצוא תוכנה, שירותי מחקר ופיתוח ומכירת חברות הזנק), לצד תיירות ושירותים פיננסיים. התחזית לגבי גידול של ייצוא השירותים משקפת מיצוע של שני תהליכים: מצד אחד

גידול איטי בכוח אדם איכותי הנדרש לענפי הי-טק ומצד אחר היקף השקעות גבוה, שבלט במיוחד בהשקעות בתעשיית קרנות הון סיכון.

הגידול **בייבוא** משקף את הגידול בביקוש במשק, ובכלל זאת את החיסכון בייבוא אנרגיה בעקבות הפקה מקומית של גז טבעי. תחזית הייבוא לשנים 2017 ו-2018 עודכנה כלפי מעלה לנוכח הגידול בצריכה ובהשקעות של ציוד מיובא (כגון כלי רכב).

אינפלציה

על פי התחזית, **האינפלציה** בשנים 2017 ו-2018 צפויה לעמוד על 1.0 אחוז ו-1.4 אחוז בהתאמה. זאת לאחר שנתיים (2015 ו-2016) שבהן נרשמה אינפלציה שלילית (התחזית לגבי קצב האינפלציה הממוצע בשנת 2016 עומדת על -0.4 אחוז), ששיקפה ירידה במחירי הסחורות המיובאות והשפעת צעדי הממשלה להוזלת יוקר המחיה.

תעסוקה ושכר

בשנים האחרונות חל שיפור משמעותי בשוק העבודה, כאשר מספר המועסקים צמח מעבר לגידול בכוח העבודה במשק. כתוצאה מכך, חלה ירידה משמעותית בשיעור האבטלה ושיפור ניכר בשיעור ההשתתפות. מנגד, השכר עלה בקצב איטי בשנים 2010–2012 והיה נמוך בהשוואה לזה של הגידול בתוצר לנפש. החל משנת 2014 חל היפוך מגמה והשכר החל לגדול בקצב מהיר וגבוה ביחס לגידול של התוצר לעובד. האצה זו היא, בין היתר, תוצאה של יישום צעדי מדיניות (שכר מינימום, הסכמי שכר במגזר הציבורי) ושל רמת השיא בתעסוקה ומהווה תיקון לשנים 2008–2011 (ראה תרשים 5). בתוך כך, בשנת 2015 גדל השכר למשרת שכיר ב-3.0 אחוזים (במחירים קבועים). מנגד, לא נרשם גידול בפריון העבודה (הן התוצר והן מספר המועסקים צמחו ב-2.5 אחוזים).

על פי התחזית, בתקופת התקציב תחול התכנסות הדרגתית בקצב גידול השכר לשיעור ההתרחבות בפריון העבודה, שתחל בשנת 2017. בתקופת התחזית השכר ימשיך להיות מושפע מיישום הפריסה של העלאת שכר המינימום והגידול בשכר של עובדי המגזר הציבורי. התחזית מניחה כי לצעדים אלו לא תהיה השפעה מהותית על התעסוקה בתקופת התחזית (ראה ניתוח סיכונים בפרק 4).

תחזיות של גופים אחרים

התחזית המפורטת במסמך זה נערכה באוגוסט 2016. ביוני 2016 פרסם בנק ישראל תחזית לצמיחת התוצר ראה לוח 2, הנמוכה ב-0.1 אחוז בהשוואה לתחזית האוצר לגבי שנת 2016 וגבוהה ב-0.2 אחוז ביחס לשנת 2017. בנוסף, במהלך חודש יוני פרסם ה-OECD תחזיות צמיחה אופטימיות יותר לשנת 2017. מוקדם יותר פרסמה קרן המטבע הבינ״ל תחזית צמיחה לישראל הגבוה מתחזית התקציב

לוח 2: תחזיות האוצר בהשוואה לגופים מובילים אחרים

	2016	2017	תאריך עדכון
משרד האוצר	2.5	2.7	אוגוסט 2016
בנק ישראל	2.4	2.9	יוני 2016
קרן המטבע	2.8	3.0	אפריל 2016
OECD	2.4	3.1	יוני 2016

פירוט התחזיות לשנים 2016–2018

לוח 3: שיעורי הצמיחה של התוצר הראלי ומרכיביו

שיעורי צמיחה ראליים (באחוזים)

האינדיקאטור	ממוצע 2004–2013 בפועל	2015 בפועל	2016 תחזית	2017 תחזית	2018 תחזית
תמ"ג*	4.3%	2.5%	2.5%	2.7%	2.8%
צריכה פרטית	3.9%	4.9%	4.8%	3.3%	3.1%
צריכה ציבורית	2.4%	2.9%	3.1%	2.9%	2.8%
השקעה גולמית	5.5%	1.7%	1.4%	3.8%	5.2%
השקעה בנכסים קבועים	5.6%	-1.0%	5.2%	3.1%	5.8%
ייצוא	5.7%	-3.3%	1.9%	2.7%	3.3%
ייצוא סחורות ללא יהלומים	7.4%	-1.2%	-2.3%	2.0%	2.4%
ייצוא שירותים	8.2%	-2.7%	7.0%	3.8%	3.9%
ייבוא	4.6%	0.6%	6.2%	4.5%	5.2%
התוצר העסקי	4.8%	2.2%	3.1%	2.9%	2.8%

התחזית נערכה באוגוסט 2016.

לוח 4: תחזית מדד המחירים 2016–2018

שינוי במדד	2015 בפועל	2016 תחזית	2017 תחזית	2018 תחזית
ממוצע לעומת ממוצע השנה הקודמת	-0.6	-0.4	1.1	1.4
סוף השנה לעומת סוף השנה הקודמת	-1.0	0.5	0.9	1.8
נובמבר לעומת נובמבר אשתקד	-0.9	0.3	0.9	1.7

התחזית נערכה באוגוסט 2016.